Form 20-F
period 2020-12-31
Brookfield Renewable Corp
filed 2021-02-26
CIK 1791863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-39355
BROOKFIELD RENEWABLE CORPORATION
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(Address of principal executive offices)
Jennifer Mazin
250 Vesey Street, 15th Floor
New York, New York 10281-1023
Telephone: 212-417-7000
enquiries@brookfieldrenewable.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Exchangeable Subordinate Voting Shares	BEPC	New York Stock Exchange, Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
172,180,417 Class A Exchangeable Subordinate Voting Shares as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [ ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2020. Unless the context requires otherwise, when used in this Form 20-F, the terms “our company”, “we”, “us” and “our” refer to Brookfield Renewable Corporation and its direct and indirect operating entities as a group; “Brookfield Renewable” and “our group”, refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “the partnership” refers, unless the context indicates or requires otherwise, to Brookfield Renewable and its controlled subsidiaries, excluding our company; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:

“2021 Secondary Offering” means the secondary offering of 15,000,000 BEPC exchangeable shares by subsidiaries of BAM to a syndicate of underwriters, at a price of $51.50 per share, for gross proceeds to the selling securityholders of $772,500,000, which closed February 16, 2021.
“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
“Affiliate” or “affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.
“BAM” means Brookfield Asset Management Inc.
“base management fee” has the meaning given to it under Item 6.A “Directors and Senior Management — The Master Services Agreement — Management Fee”.
“BCBCA” means the Business Corporations Act (British Columbia).
“BEP” means, unless the context requires otherwise, Brookfield Renewable Partners L.P.
“BEP unit convertibles” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“BEP’s Annual Report” means BEP’s annual report on Form 20-F for the fiscal year ended December 31, 2020, as amended (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEP’s audited consolidated statements of financial position as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, together with the reports thereon of the independent registered public accounting firm and management’s discussion and analysis of BEP as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020.
“BEP’s general partner” means Brookfield Renewable Partners Limited, which serves as BEP’s general partner.
“BEP’s limited partnership agreement” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as further amended on May 25, 2016, February 14, 2017, January 16, 2018, February 28, 2019, March 11, 2019, February 24, 2020 and July 28, 2020.
“BEPC” means, unless the context requires otherwise, Brookfield Renewable Corporation.
“BEPC articles” means the notice of articles and articles of BEPC.
“BEPC audit committee” means the audit committee of the board of directors of BEPC.

“BEPC board” or “our board of directors” means the board of directors of BEPC.
“BEPC class B shares” means the class B multiple voting shares in the capital of BEPC, as further described under Item 10.B “Memorandum and Articles of Association — BEPC Class B Shares”, and “BEPC class B share” means any one of them.
“BEPC class C shares” means the class C non-voting shares in the capital of BEPC, as further described under Item 10.B “Memorandum and Articles of Association—BEPC Class C Shares”, and “BEPC class C share” means any one of them.
“BEPC committees” means the BEPC audit committee and the BEPC nominating and governance committee.
“BEPC Ethics code” has the meaning given to it under Item 6.C “Board Practices—Code of Business Conduct and Ethics”.
“BEPC exchangeable dividend” has the meaning given to it under Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Dividends”.
“BEPC exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of BEPC, as further described under Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares”, and “BEPC exchangeable share” means any one of them.
“BEPC nominating and governance committee” means the nominating and governance committee of the board of directors of BEPC.
“BEPC notice” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Satisfaction of Secondary Exchange Rights”.
“BEPC pre-approval policy” means the written policy on auditor independence of the BEPC board.
“BEPC preferred shares” has the meaning given to it under Item 10.B “Memorandum and Articles of Association”.
“BEPC Voting Agreements” has the meaning given to it under Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—BEPC Voting Agreements”.
“Bermuda Partnership Acts” means the Bermuda Exempted Partnerships Act 1992 (as amended) together with the Bermuda Limited Partnership Act 1883 (as amended).
“Bond Indenture” means the amended and restated indenture, dated as of November 23, 2011, among Finco, The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing the Finco Bonds.
“BRELP’s limited partnership agreement” means the fourth amended and restated limited partnership agreement of BRELP, dated December 30, 2020.
“BRELP” means Brookfield Renewable Energy L.P.
“BRELP Class A Preferred Units” means the Class A Preferred Limited Partnership Units, issuable in series, of BRELP.
“Brookfield” means BAM and its subsidiaries (other than entities in our group).
“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.

“Brookfield Asset Management” or “BAM” means Brookfield Asset Management Inc.

“Brookfield Insurance Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts Relating to Investments”.
“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.

“Brookfield Relationship Agreement” means the relationship agreement, dated November 28, 2011, by and among Brookfield Asset Management, BEP, BRELP, the Service Provider and others.
“Brookfield Renewable” or “our group” means BEP collectively with BRELP, the Holding Entities, BEPC, and the Operating Entities, or any one or more of them, as the context requires.
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Asset Management.
“Canada SubCo” means BEP Subco Inc.
“CDS” means CDS Clearing and Depository Services Inc.
“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of Brookfield Asset Management.
“chair” means the chairperson of the BEPC board.
“Class A Preference Shares” means BRP Equity’s Class A Preference Shares, issuable in series (which includes the Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6 Preference Shares).
“Class A Preferred Units” means BEP’s Class A Preferred Limited Partnership Units, issuable in series (which includes the Series 5, Series 7, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13, Series 14, Series 15, Series 16 and Series 17 Preferred Units), of BEP.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“CODM” has the meaning given to it under Item 5.A “Operating Results—Financial Performance Review on Proportionate Information”.
“collateral account” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“collateral account balance” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“collateral account BEP unit balance” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“Conflicts Protocols” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“CPI” means the Canadian consumer price index.
“CRA” means the Canada Revenue Agency.
“CSP” means concentrated solar power.
“dividend equivalents” has the meaning given to it under Item 3.D “Risk Factors—Risks Relating to Taxation”.
“DTC” means The Depository Trust Company.
“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system administered by the SEC.
“Equity Commitment Agreement” has the meaning given to it under Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Equity Commitment Agreement”.
“ESG” means environmental, social and governance.
“EURIBOR” means the European Interbank Offered Rate.
“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“exchanging BEPC shareholder notice” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Satisfaction of Secondary Exchange Rights”.
“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010.
“FCPA” has the meaning given to it under Item 3.D “Risk Factors — General Risk Factors — Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.”
“FERC” means the U.S. Federal Energy Regulatory Commission.
“Finco” means Brookfield Renewable Partners ULC.
“Finco Bonds” means all outstanding bonds issued by Finco pursuant to the Bond Indenture.
“Form 20-F” means this annual report filed on Form 20-F, unless the context requires otherwise.
“FPA” means the Federal Power Act.
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
“GW” means gigawatt.
“GWh” means gigawatt hour.
“Holding Entities” means LATAM Holdco, NA Holdco, Euro Holdco, Investco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement.
“Holdings IV” means BEP Bermuda Holdings IV Limited.
“HSS&E” has the meaning given to it under Item 4.B “Business Overview—Operating Philosophy”.
“Hydro Holdings” has the meaning given to it under Item 4.B “Business Overview—Current Operations”.
“IASB” means the International Accounting Standards Board.
“IFRS” means the International Financial Reporting Standards, as issued by the IASB.
“Investco” means Brookfield Renewable Investments Limited.
“Investing Affiliate” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated under such Act.
“IRS” means the United States Internal Revenue Service.
“Isagen” means Isagen S.A. E.S.P.
“LATAM Holdco” means BRP Bermuda Holdings I Limited.
“LIBOR” means London Interbank Offered Rate.
“Licensing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions—Licensing Agreement”.
“LP unitholders” or “BEP unitholders” mean holders of BEP units.

“LP units” or “BEP units” mean the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP units issued pursuant to the Redemption-Exchange Mechanism or pursuant to the exchange of BEPC exchangeable shares.
“LTA” means long-term average.
“Master Services Agreement” means the third amended and restated master services agreement dated as of May 11, 2020, among our company, BEP, BRELP, Brookfield, the Service Recipients, the Service Providers and others, as amended from time to time.
“MI 61-101” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“MRE” means the hydrological balancing pool administered by the government of Brazil.
“MW” means megawatt.
“MWh” means megawatt hour.
“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.
“NASDAQ” means National Association of Securities Dealers Automated Quotations System.
“Non-Controlled Affiliate” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“non-resident holder” has the meaning given to it under Item 10.E “Taxation—Taxation of Holders Not Resident in Canada”.
“Non-U.S. Holder” has the meaning given to it under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations”.
“NYSE” means the New York Stock Exchange.
“Oaktree” means Oaktree Capital Group, LLC together with its affiliates.
“Oaktree Accounts” means Oaktree-managed funds and accounts.
“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.
“PFIC” means a passive foreign investment company.
“Polenergia” means Polenergia S.A.
“PPA” means a power purchase agreement, power guarantee agreement or similar long-term agreement between a seller and buyer of electrical power generation.
“preferred units” means the preferred limited partnership units in the capital of BEP.
“preferred unitholders” means holders of preferred units.
“PSG” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“public TerraForm Power shares” has the meaning given to it under Item 5.A “Operating Results—Continuity of Interest”.
“PUHCA” means the Public Utility Holding Company Act of 2005.
“QEF Election” has the meaning given to it in Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Company Considerations”.

“Qualifying Income Exception” has the meaning given to it under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations—Partnership Status of BEP and BRELP”.
“RDSP” means registered disability savings plan.
“Redeemable/Exchangeable partnership unit” means a limited partnership unit of BRELP that has the rights of the Redemption-Exchange Mechanism.
“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for BEP units.
“Registration Rights Agreement” has the meaning given to it under Item 7.B “Related Party Transactions—Registration Rights Agreement”.
“required collateral account balance” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“required collateral account cash balance” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“resident holder” has the meaning given to it in Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations—Taxation of Holders Resident in Canada”.
“RESP” means registered education savings plan.
“RRIF” means registered retirement income fund.
“RRSP” means registered retirement savings plan.
“rights agent” means Wilmington Trust, National Association.
“Saeta” means Saeta Yield S.A.
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended, including the rules and regulations promulgated thereunder.
“SEC” means the United States Securities and Exchange Commission.
“secondary exchange rights” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Appointment of Rights Agent; Term”.
“SEDAR” means the System for Electronic Document Analysis and Retrieval administered by the Canadian Securities Administrators.
“Service Providers” has the meaning ascribed thereto in the Master Services Agreement.
“Service Recipients” has the meaning ascribed thereto in the Master Services Agreement.
“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.
“special distribution” means the distribution of our BEPC exchangeable shares on July 30, 2020 by BEP to the holders of BEP units of record as of July 27, 2020.
“specified exchange date” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Appointment of Rights Agent; Term”.
“subject BEPC exchangeable share” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Appointment of Rights Agent; Term”.
“Subordinated Credit Facilities” has the meaning given to it under Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
“Tax Act” means the Income Tax Act (Canada).

“TerraForm Power” or “TERP” means TerraForm Power, Inc. and as the context requires its successors and assigns.
“TerraForm Power acquisition” has the meaning given to it under Item 5.A “Operating Results —Continuity of Interest”.
“TFSA” means tax-free savings account.
“TJLP” means Taxa de Juros de Longo Prazo.
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.
“TSX” means the Toronto Stock Exchange.
“TWh” means terawatt hour.
“unpaid accrued dividends” has the meaning given to it under Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Dividends”.
“U.S.” or “United States” means the United States of America.
“U.S. GAAP” means generally accepted accounting principles in the United States that the SEC has identified as having substantial authoritative support, as supplemented by Regulation S-X under the 1934 Act, as amended from time to time.
“U.S. Holder” has the meaning given to it under Item 10.E “Taxation— Certain Material United States Federal Income Tax Considerations”.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital, future dividends and distributions made to holders of BEP units and BEPC exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•our limited operating history;
•changes to hydrology at our group’s hydroelectric facilities, to wind conditions at our groups’ wind energy facilities, to irradiance at our group’s solar facilities or to weather generally, as a result of climate change or otherwise, at any of our group’s facilities;
•volatility in supply and demand in the energy markets;
•our group’s inability to re-negotiate or replace expiring PPAs on similar terms;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•an increase in the amount of uncontracted generation in our group’s portfolio;
•industry risks relating to the power markets in which our group operates;
•the termination of, or a change to, the MRE balancing pool in Brazil;
•increased regulation on our group’s operations;
•concessions and licenses expiring and not being renewed or replaced on similar terms;
•our group’s real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to our group;
•increases in the cost of operating our group’s facilities;
•our group’s failure to comply with conditions in, or our group’s inability to maintain, governmental permits;
•equipment failures, including relating to wind turbines and solar panels;
•dam failures and the costs and potential liabilities associated with such failures;

•force majeure events;
•uninsurable losses and higher insurance premiums;
•adverse changes in currency exchange rates and our group’s inability to effectively manage foreign currency exposure;
•availability and access to interconnection facilities and transmission systems;
•health, safety, security and environmental risks;
•energy marketing risks;
•counterparties to our group’s contracts not fulfilling their obligations;
•the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success;
•our group’s operations being affected by local communities;
•fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems;
•some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks, including the incurrence of legal or other expenses;
•our group’s reliance on computerized business systems, which could expose our group to cyber-attacks;
•newly developed technologies in which our group invests not performing as anticipated;
•labor disruptions and economically unfavorable collective bargaining agreements;
•our group’s inability to finance its operations due to the status of the capital markets;
•operating and financial restrictions imposed on our groups by its loan, debt and security agreements;
•changes to our group’s credit ratings;
•our group’s inability to identify sufficient investment opportunities and complete transactions;
•the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions or acquisitions;
•our group’s inability to develop greenfield projects or find new sites suitable for the development of greenfield projects;
•delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements our group enters into with communities and joint venture partners;
•Brookfield’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest;
•our group does not have control over all of our operations or investments;
•political instability or changes in government policy;
•pandemics or epidemics, including risks associated with the global pandemic caused by COVID-19;
•foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets;
•changes to government policies that provide incentives for renewable energy;
•a decline in the value of our group’s investments in securities, including publicly traded securities of other companies;
•our group is not subject to the same disclosure requirements as a U.S. domestic issuer;

•the separation of economic interest from control within our group’s organizational structure;
•future sales and issuances of BEP units, Preferred Units or securities exchangeable for BEP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the BEP units or BEPC exchangeable shares;
•the incurrence of debt at multiple levels within our group’s organizational structure;
•being deemed an “investment company” under the Investment Company Act;
•the effectiveness of our group’s internal controls over financial reporting;
•our group’s dependence on Brookfield and the partnership and Brookfield’s significant influence over our group;
•the departure of some or all of Brookfield’s key professionals;
•our group’s lack of independent means of generating revenue;
•changes in how Brookfield elects to hold its ownership interests in our group;
•Brookfield acting in a way that is not in our group’s best interests or our shareholders;;
•the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have;
•broader impact of climate change;
•failure of our group’s systems technology;
•involvement in litigation and other disputes, and governmental and regulatory investigations;
•any changes in the market price of the BEP units and BEPC exchangeable shares;
•the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; and
•other factors described in this Form 20-F, including those set forth under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Form 20-F and should not be relied upon as representing our views as of any date subsequent to the date of this Form 20-F. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see Item 3.D “Risk Factors”.
Each BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one BEP unit. We therefore expect that the market price of the BEPC exchangeable shares will be impacted by the market price of BEP units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Renewable in its continuous disclosure filings. Copies of the BEP’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this

Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Brazilian reais, Euros, Colombian pesos, British pounds sterling and Chinese renminbi are identified as “C$”, “R$”, “€”, “COP”, “£” and “CNY” respectively.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
This Form 20-F contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA and Funds From Operations to net income (loss) are presented in Item 5.A “Operating Results — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    [RESERVED]
Not applicable.
3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Relating to Our Operations and the Renewable Power Industry
•Risks relating to our limited separate operating history.
•Risks relating to changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally.
•Risks relating to supply, demand, volatility and marketing in the energy market.
•Risks relating to our expiring contracts, counterparty defaults and renewal of our concessions and licenses.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to advances and investments in technology and increases in the cost of operating our plants.
•Risks relating to the amount of uncontracted generation in our portfolio, termination of the MRE or downward revisions of our company’s reference amount.
•Risks relating to our use and enjoyment of real property rights for our wind and solar facilities.
•Risks of increased cost of operating our plants.
•Risks relating to equipment failure and any loss of generating capacity and damage to the environment.
•Risks relating to developments associated with the COVID-19 pandemic.
•Risks relating to ability to access interconnection facilities and transmission systems.
•Risks relating to disputes, governmental and regulatory policies and investigations and possible litigation.
•Risks relating to our generating facilities being affected by local communities.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
Risks Relating to Financing
•Risks relating to our ability to finance our operations, including compliance with debt covenants, changes in our credit ratings, and incurrence of debt at multiple levels within our organizational structure.
Risks Relating to Our Growth Strategy
•Risks relating to our ability to identify investment opportunities and complete transactions, as planned.
•Risks relating to our ability to complete all or some of our capital recycling initiatives.
•Risks relating to changes to our business and successful integration of new acquisitions.
•Risks relating to our ability to develop or find sites suitable for the development of power projects.
•Risks relating to delays, cost overruns and other problems associated with the construction and operation of generating facilities.
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements.

•Risks relating to acquiring distressed companies.
•Risks relating to our investments in securities of other public companies.
•Risks relating to our organizational structure and our ability to control our investments.
Risks Relating to Our Relationship with Brookfield and the Partnership
•Risks relating to our dependence on Brookfield, the partnership and the Service Providers, and the conflicts of interests therewith.
•Risks relating to our inability to have access to all renewable power acquisitions that Brookfield identifies.
•Risks relating to the departure of some or all of Brookfield’s professionals.
•Risks relating to Brookfield’s ownership position of our company.
•Risks relating to the lack of any fiduciary obligations imposed on Brookfield to act in the best interests of the Service Recipients, our shareholders or the partnership’s unitholders.
•Risks relating to conflicts of interest inherent to our organizational and ownership structure .
•Risks relating to our inability to terminate the BEP Master Services Agreement.
•Risks relating to the limited liability of the Service Providers to the partnership and the other Service Recipients.
•Risks relating to Brookfield’s relationship with Oaktree.
•Risks relating to our guarantees of certain debt obligations of the partnership.
Risks Relating to the BEPC Exchangeable Shares
•Risks relating to our ability to redeem the BEPC exchangeable shares and our group’s ability to elect whether shareholders receive cash or BEP units upon a liquidation or exchange events.
•Risks relating to delays and negative market sentiment following exchange requests by holders of BEPC exchangeable shares.
•Risks relating to the trading prices and volatility of BEPC exchangeable shares and BEP units.
•Risks relating to the de-listing of our BEPC exchangeable shares.
•Risks relating to issuance of additional BEPC exchangeable shares or BEP units or other senior securities.
•Risks relating to our ability to pay dividends at current levels or at all.
•Risks relating to FPA and FERC regulations.
•Risks relating to application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.
•Risks relating to the termination of the Rights Agreement.
Risks Relating to Taxation
•Risks relating to United States and Canadian taxation, and the effects thereof on our business and operations.
You should carefully consider the following risk factors in addition to the other information set forth in this Form 20-F. If any of the following risks were actually to occur, our company’s business, financial condition and results of operations prospects could be adversely affected and the value of the BEPC exchangeable shares would likely suffer. Each BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit. We therefore expect that the market price of BEPC exchangeable shares will be impacted by the market price of the BEP units and the combined business performance of our group as a whole. In addition to carefully considering the risks factors contained in this Form 20-F and described below, you should carefully consider the risk factors applicable to the partnership’s business and an investment in BEP units in BEP’s Annual Report.
Risks Relating to Our Operations and the Renewable Power Industry
Our company is a newly formed corporation with a limited separate operating history and our historical financial information included herein does not fully reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.
Our company was formed on September 9, 2019 and has only recently commenced its activities, and accordingly has a limited operating history as a standalone company. Our limited operating history makes it difficult to assess our ability to operate profitably. Although most of our assets and operating businesses have been under the partnership’s control prior to the formation of our company, their combined results as reflected in the historical financial statements included in this Form 20-F may not be indicative of our future financial condition or operating results. We urge you to carefully consider the basis on which the historical financial information included herein was prepared and presented.
Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our facilities could adversely affect the volume of electricity generated.
The revenues generated by our facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind, storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which our company operates and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, revenues and cash flow.
Climate change may increase the frequency and severity of severe weather conditions and may have the long-term effect of changing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities and the power markets in which we operate. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load.
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.

Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to our company, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.
Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on our company.
Water rights are generally owned or controlled by governments that reserve the right to control water levels or impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. Our company is required to pay taxes, make rental payments or pay similar fees for use of water and related rights once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees or changes in the way that governments regulate water supply could, if imposed at a material number of our assets in our portfolio, have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Advances in technology could impair or eliminate the competitive advantage of our company’s projects.
Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
The amount of uncontracted generation in our portfolio may increase.
As at December 31, 2020, approximately 84% of our group’s generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2019 and 2020, approximately 90% of our group’s generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our group’s portfolio that is uncontracted may increase over time which would increase our company’s exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our company’s business, financial condition, results of operations and cash flows.
The MRE could be terminated or changed or our company’s reference amount revised downward.
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation and can be adjusted positively or negatively. For example, the energy reference amount of plants with installed capacity above 50 MW is assessed every five years, and can be adjusted positively or negatively. For plants with installed capacity of 50 MW or lower, the energy reference amount is assessed annually and is subject to similar adjustments. The regulations establishing the assessments of energy reference amounts for plants with installed capacity of 50 MW or lower were challenged by certain energy producers in Brazil and are currently suspended. If our company’s reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our company’s results of operations and cash flows.

There is a risk that our concessions and licenses will not be renewed.
Our company holds concessions and licenses and we have rights to operate our facilities, which generally include rights to the land and water required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions that impose additional costs or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.
Our use and enjoyment of real property rights for our wind and solar renewable energy facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to our company.
Wind and solar renewable energy facilities are generally located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect our company against all risk of loss of our rights to use the land on which our wind and solar renewable energy facilities are located, which could have an adverse effect on our business, financial condition and results of operations.
The cost of operating our plants could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, we may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.
Our generation assets and development projects are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
We may experience equipment failure, including failures relating to wind turbines and solar panels.
Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets. Spare parts for wind turbines and solar panels and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels, modules, turbines, towers and other system components and equipment associated with wind and solar power plants. Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition. Equipment failure at our generation assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our company being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact our facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
Developments associated with the COVID-19 pandemic could have an adverse effect on our group’s business.
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. The COVID-19 pandemic has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, social distancing protocols, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. In addition, our group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Our group has implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, our group may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.
To date, our group has not experienced the material impact to its operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, continually evolving and difficult to predict, including, but not limited to, new information which may emerge concerning the severity of COVID-19, additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution and acceptance of effective vaccines. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may be exposed to uninsurable losses and may become subject to higher insurance premiums.
While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be adversely affected. In addition, we participate in certain shared insurance arrangements with Brookfield, allowing our company to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, director and officer, and errors and omissions insurance coverage. Under such shared policies, claim limits may also be shared between our company and Brookfield meaning that any claim by one insured party in a given year reduces the amount that each other insured party can claim. Consequently, there is a risk that our ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of our company, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.
Changes in regulatory, political, economic and social conditions in South America could adversely affect our company’s business, results of operations, financial condition and prospects.
Our company’s financial performance may be negatively affected by regulatory, political, economic and social conditions in South American countries in which our operations or projects are located. In many of these jurisdictions, our company is exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, political instability, bribery, extortion, corruption, civil strife, acts of war, guerilla activities and terrorism. Our company also faces the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory. Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which our company operates in ways that could have a materially negative effect on our business.
Further, governments in South America may impose new taxes, raise existing taxes, reduce tax exemptions and benefits, request or force renegotiation of tax stabilization agreements or change the basis on which taxes are calculated in a manner that is unfavorable to our company. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration. The imposition of or increase in such taxes or charges can significantly increase the risk profile and costs of operations in those jurisdictions. Our company may also be subject to rising trends of resource nationalism in certain countries in which we operate that can result in constraints on our operations, increased taxation or even expropriations and nationalizations.
We are subject to foreign currency risk, which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.
A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, including the Brazilian real and the Colombia peso, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have an adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.
The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to our contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
Our project level hedging activities may not adequately manage our exposure to commodity and financial risk, which could result in significant losses or require us to use cash collateral to meet margin requirements.
Certain of our power plants are party to financial swaps or other similarly structured project level hedging arrangements (“swaps”). We may also acquire additional assets with similar hedging arrangements in the future. Under the terms of such arrangements, power plants receive payments for specified quantities of electricity based on a fixed-price and are obligated to deliver (if physically settled) or pay (if financially settled) the counterparty the market price for the same quantities of electricity. Gains or losses under the swaps are designed to be offset by decreases or increases in a facility’s revenues from spot sales of electricity in liquid markets. However, the actual amount of electricity a facility generates from operations may be materially different from our estimates for a variety of reasons, including variable conditions and plant availability. If a plant does not generate the volume of electricity required by the associated contract, we could incur losses if electricity prices in the market rise substantially above the fixed-price provided for in the swap arrangement
We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations.
In the normal course of our operations, we and our affiliates are involved in various legal actions such as contractual disputes and other litigation that could expose us to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and, as a result, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. For example, our subsidiary, TerraForm Power has been involved, as defendant, in a legacy dispute and in December 2020, received an adverse summary judgment ruling. See Item 4.B “Business Overview—Governmental, Legal and Arbitration Proceeding—Claim relating to TerraForm Power’s First Wind Acquisition”. While we have appealed the ruling, we cannot predict with certainty whether our appeal will be successful. In addition, certain shareholders of TerraForm Power are contractually entitled to be issued additional TerraForm Power shares to compensate them for the cost of the First Wind litigation, which may result in Brookfield Renewable’s interest in TerraForm Power being diluted, although any such dilution would be immaterial to us. We and our affiliates are also subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of its outcome, are generally costly, divert management attention, and have the potential to damage our reputation. The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.
Counterparties to our company’s contracts may not fulfill their obligations.
If, for any reason, any of the purchasers of power under our company’s PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received. In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of our assets or investments may increase the risk of operational or mechanical failures of such facilities.
Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.
Our company’s business could be adversely affected if we are required to enforce contracts through the courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in court time consuming and expensive. Such costs can be difficult to calculate with certainty. In addition, in certain jurisdictions in which our company currently conducts business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.
The operation of our company’s generating facilities could be affected by local communities.
Our company may become impacted by the interests of local communities and stakeholders, including in some cases, Indigenous peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our company’s project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, Indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our generating assets.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which they rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
There can be no guarantee that newly developed technologies that our company invests in will perform as anticipated.
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining, repowering or otherwise enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may adversely affect the profitability of a particular development project or existing asset.
Performance of our company’s operating entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
Certain of our company’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event of a labor disruption such as a strike or lock-out, the ability of our company’s generation assets to generate electricity may be impaired and our results from operations and cash flow could be adversely affected.
Risks Relating to Financing
Our group's ability to finance its operations is subject to various risks relating to the state of capital markets.

Our group expects to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. There is debt throughout our group's corporate structure that will need to be replaced from time to time: BEP, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (which is non-recourse to BEP or BEPC). Our group's ability to obtain debt or equity financing to fund its growth, and our group's ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our group's assets, future electricity market prices, the level of future interest rates, lenders’and investors’ assessment of our group's credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our group's ability to repay indebtedness prior to maturity without incurring penalties, which may limit our group's ability to raise capital and financing on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our group's ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our group's business, financial condition, results of operations and prospects may be adversely affected.
Our group is subject to operating and financial restrictions through covenants in its loan, debt and security agreements.
Brookfield Renewable is subject to operating and financial restrictions through covenants in its loan, debt and security agreements. These restrictions prohibit or limit our group's ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our group's corporate bonds and in our group's corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our group's ability to obtain additional financing, withstand downturns in our group's business and take advantage of business and development opportunities. If our group breaches its covenants, its credit facilities may be terminated or come due and such event may cause our group's credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, our group also acquires businesses and assets that have debt obligations that are in default. Our group may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our group's ability to grow its business, acquire needed assets or take other actions that our group might otherwise consider appropriate or desirable.
Changes in our group's credit ratings may have an adverse effect on our financial position and ability to raise capital.
The credit rating assigned to BEP, BEPC or any of their respective subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our group's financial position and ability to raise capital.
Our group may be subject to the risks commonly associated with the incurrence of debt at multiple levels within an organizational structure.
Debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage our group and its investments. Any such increase in debt would also make our group more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to our company and ultimately to our shareholders.
Our company uses leverage and such indebtedness may result in our company or our operating businesses being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to equity.
Many of our operating subsidiaries have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including for acquisitions. The total quantum of exposure to debt within our company is significant, and our company may become more leveraged in the future.

Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that our company is unable to realize fair value for the assets in a sale.
Our company’s credit facilities also contain, and may contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions, or minimum amounts for interest coverage, adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.
Risks Relating to Our Growth Strategy
Our group may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our group’s strategy for building value for BEP unitholders and BEPC shareholders is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our group’s invested capital over the long-term. However, there is no certainty that our group will be able to find sufficient investment opportunities and complete transactions that meet our group’s investment criteria. Our group’s investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether our group expects it will meet our targeted return hurdle and, as such, there is no certainty that our group will be able to continue growing our group’s business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent our group from completing an acquisition. Our group may also decline opportunities that our group does not believe meet our group’s investment criteria, which our competition may pursue instead. Further, our group’s growth initiatives may be subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our group’s control. If all or some of our group’s growth initiatives are unable to be completed on the terms agreed, our group may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, our group also may not be able to achieve growth in our distributions in line with our stated goals and the market value of BEP units or BEPC exchangeable shares may decline.
Our group may not be able to complete all or some of our group’s capital recycling initiatives, which could adversely impact our group’s liquidity to fund future growth.
Our group occasionally seeks to recycle capital to fund future acquisitions and the development and construction of new facilities by selling certain assets. For example, Brookfield Renewable sold a net 40% equity interest in a 836 MW wind portfolio in the United States held through TerraForm Power. In November 2020, Brookfield Renewable, together with its institutional partners, also entered into a binding agreement to sell a 19 MW portfolio of operating solar projects in Malaysia. Our group may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all, which could result in less liquidity to fund future growth.
Our operations in the future may be different from our current business.
Brookfield Renewable’s operations include hydroelectric, wind and solar power generation (including our business) and biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia Pacific. Our current operations consist of hydroelectric, wind, solar, storage and ancillary power generation assets primarily across the United States, Europe, Colombia and Brazil. Our company may own interests in other renewable power operations, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Brookfield Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer Brookfield Renewable the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise. In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from conventional investments in operating and development stage renewable power generation that have to date been our focus. In the future, we may invest in such energy transition investments if made by a Brookfield Infrastructure Fund or by Brookfield’s expected Global Transition Fund, and this could be true of other Brookfield Funds as well. Accordingly, the risks associated with our current operations may differ from those associated with our future operations.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our group’s strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to our company. Acquisitions may increase the scale, scope and diversity of our company’s operating businesses. We depend on the diligence and skill of Brookfield’s and our company’s professionals to effectively manage our company, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our company’s existing business, financial condition and results of operations may be adversely affected.
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which our company has little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise, for example, the historical First Wind Litigation to which TerraForm Power is a party (see “—Risks Relating to Our Operations and the Renewable Power Industry—We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 4.B “Business Overview—Governmental, Legal and Arbitration Proceedings”); risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our group’s practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by our company and the partnership, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on Brookfield Renewable’s business, financial condition, and results of operations. In addition, if returns are lower than anticipated from new acquisitions, our group may not be able to achieve growth in its distributions in line with its stated goals and the market value of our group's securities may decline.
There are several factors which may affect our ability to develop existing sites, repower existing projects and find new sites suitable for the development of power projects.
Our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labour, equipment and construction services on acceptable terms; the ability to attract construction project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.
Development projects may also require large areas of land on which the new projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner or to secure the consent of all land owners. A government, court, regulator, Indigenous group, landowner or other stakeholder may make a decision or take action that adversely affects the development of a project or the demand for its services. For example, a regulator may restrict our access to an asset, or may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
Our ability to develop power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project, whether as a greenfield project or by way of a repowering of an existing project, is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses, and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners, and/or municipalities. In some jurisdictions where we have greenfield power projects, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Some of our group’s transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, including its interest in Isagen, and our group intends to continue to operate in this manner in the future, which may reduce Brookfield’s and our group’s influence over our group’s operating subsidiaries and may subject our group to additional obligations.
Some of our group’s transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, including its interest in Isagen. An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industrywide trends that our group believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund its share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield.
While our group’s strategy is to structure these arrangements to afford our group certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although our company owns a controlling stake in the consortium’s interest in Isagen, the arrangements in place with the Brookfield Renewable consortium partners require that certain actions with respect to our investment in Isagen and our group’s influence over business operations require supermajority approval of the consortium. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including our group) meeting certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview—Current Operations—Colombia”. As a further example, when our group participates with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which may lead to the investment being sold prior to the date our group would otherwise choose. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which our group does not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our group’s interests. Because our group may have a reduced level of influence over such operations, our group may not be able to realize some or all of the benefits that it believes will be created from our group’s and Brookfield’s involvement. If any of the foregoing were to occur, our group’s business, financial condition and results of operations could suffer as a result.
In addition, because some of our group’s transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, including its interest in Isagen, the sale or transfer of interests in some of our group’s operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when our group may not want them to be exercised and such rights may inhibit our group’s ability to sell its interest in an entity within our group’s desired time frame or on any other desired basis. In addition, certain of our operations are also subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions and political corruption. For example, the recent withdrawal of the U.K. from the European Union may contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services, and people between the U.K. and the European Union, which could result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes, for example in Colombia, Spain or other jurisdictions, could result in local, regional and/or global instability that could adversely impact our business. The materialization of one or more of these risks could negatively affect our financial performance.
We may acquire distressed companies and these acquisitions may subject our company and the partnership to increased risks, including the incurrence of additional legal or other expenses.
As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, we fail to identify issues specific to a company or the environment in which our company operates, we may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that may result in other reporting losses.
As a consequence of our role as an acquirer of distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk in connection with investments in distressed companies is further elevated by the potential that Brookfield or Brookfield Renewable may have controlling or influential positions in these companies.
We may occasionally make purchases of securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies. For example, in March 2019, as part of the investment in 7% convertible securities of TransAlta Corporation, Brookfield Renewable, together with its institutional partners, agreed, subject to certain terms and conditions, to increase its ownership of TransAlta common shares to 9%, which share ownership requirement has been satisfied. Investments in securities are particularly subject to market volatility and market disruptions, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
Risks Relating to Our Relationship with Brookfield and the Partnership
Brookfield exercises substantial influence over our group and it is highly dependent on the Service Providers.
As of the date of this Form 20-F, Brookfield, directly and indirectly, holds approximately 26.0% of the BEPC exchangeable shares. In addition, the partnership, which itself is controlled by Brookfield, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, Brookfield and the partnership collectively hold an approximate 81.5% voting interest in our company. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of BEP’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as its primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement its strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
Brookfield has no obligation to source acquisition opportunities for our group and our group may not have access to all renewable power acquisitions that Brookfield identifies.
Our group’s ability to grow through acquisitions depends on Brookfield’s ability to identify and present our group with acquisition opportunities. Brookfield established our group to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield’s obligations to our group under the Master Services Agreement and the Brookfield Relationship Agreement are subject to a number of exceptions and Brookfield has no obligation to source acquisition opportunities specifically for our group. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to our group for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available by Brookfield, for example:
•it is an integral part of Brookfield’s (and our group’s) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for our group without giving our group an opportunity to participate in them, there is no minimum level of participation to which our group will be entitled;
•the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for our group are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for our company;
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for our group. For example, our focus is typically on assets where an operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying assets may not be consistent with our group’s acquisition strategy and, therefore, may not be suitable for our group, even though it may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for our group and will limit its ability to participate in certain acquisitions; and
•in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our group’s liquidity position at the relevant time, the expected risk return profile of the opportunity, its fit with the balance of its investments and related operations, other opportunities that our group may be pursuing or otherwise considering at the relevant time, Brookfield Renewable’s interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for our company, it may still pursue such opportunity on its own behalf, on behalf of the partnership or on behalf of a Brookfield-sponsored vehicle, partnership or consortium.

In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our own interests and the interests of the partnership.
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by our company or indirectly by our company through its investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
The departure of some or all of Brookfield’s professionals could prevent Brookfield Renewable from achieving its objectives.
Our group depends on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our group’s future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and our group cannot predict the impact that any such departures will have on our group’s ability to achieve its objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our group’s ability to achieve its objectives. The Master Services Agreement does not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to our company or on our group’s behalf.
Brookfield’s and the partnership’s ownership position of our company entitles them to a significant percentage of our dividends, and Brookfield may increase its ownership relative to other shareholders.
As of the date of this Form 20-F, Brookfield owns, directly and indirectly, approximately 26.0% of the BEPC exchangeable shares, entitling it to the same dividends that other BEPC exchangeable shareholders will receive. In addition, the partnership owns all of the issued and outstanding BEPC class B shares, which represent a 75% voting interest in BEPC, and all of the issued and outstanding BEPC class C shares which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares and subject to the prior rights of holders of BEPC preferred shares. Together, Brookfield and the partnership hold an approximate 81.5% voting interest in our company.The partnership’s ownership of BEPC class C shares will entitle it to receive dividends as and when declared by our board of directors. Accordingly, Brookfield and the partnership’s ownership position of BEPC exchangeable shares and BEPC class C shares allows them to receive a substantial percentage of BEPC dividends. In addition, Brookfield may increase its ownership position in our company. Brookfield may purchase additional BEPC exchangeable shares in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of BEPC exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
None of British Columbia corporate law, the Master Services Agreement and our other arrangements with Brookfield impose on Brookfield any fiduciary duties to act in the best interests of our shareholders or BEP’s unitholders.
None of British Columbia corporate law, the Master Services Agreement and our other arrangements with Brookfield impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature.
Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our shareholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield and the partnership, on the other hand. For example, our board of directors mirrors the board of the general partner of BEP, except for one additional non-overlapping board member that assists our company with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership. Mr. Carvalho Filho is currently the non-

overlapping member of our board of directors. Mr. Carvalho Filho previously served on the board of directors of the general partner of BEP from 2013 until just prior to the completion of the special distribution. In certain instances, the interests of Brookfield or the partnership may differ from the interests of our company and our shareholders, including with respect to the types of acquisitions made, the timing and amount of dividends by our company, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our company and our shareholders.
In accordance with our articles, the holders of the BEPC class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares (which carry one vote per BEPC exchangeable share), and except as otherwise expressly provided in our articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. The partnership, which itself is controlled by Brookfield, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares, subject to the prior rights of holders of any BEPC preferred shares. As a result, Brookfield is able to control the election and removal of our directors and the directors of BEP’s general partner and, accordingly, exercises substantial influence over our group.
In addition, the Service Providers, being wholly-owned subsidiaries of Brookfield, provide management services to our company pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, the partnership pays an annual base management fee to the Service Providers of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. We reimburse the partnership for its proportionate share of such fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by the partnership, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units) as well as economically equivalent securities, such as the BEPC exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in BRELP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of the partnership, our company or our shareholders.
The partnership’s arrangements with Brookfield, which also apply to our company, were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of the partnership’s arrangements with Brookfield, that also apply to our company, were effectively determined by Brookfield. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with our company, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties.
The liability of the Service Providers is limited under our arrangements with them and our company and the other Service Recipients, including the partnership, have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to our company than they otherwise would if acting solely for their own account.
Under the Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our company takes in following or declining to follow their advice or recommendations. The liability of the Service Providers under the Master Services Agreement is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful, except that the Service Providers are also liable for liabilities arising from gross negligence. In addition, our company and the other Service Recipients, including the partnership, have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to our company and our shareholders.
The role and ownership of Brookfield may change.
Our group’s arrangements with Brookfield does not require Brookfield to maintain any ownership level in our group, and Brookfield may sell the BEP units or additional BEPC exchangeable shares that it holds in BEP or our company, respectively. Brookfield may sell or transfer all or part of its interests in the Service Providers without the approval of our group, which could result in changes to the management of our group and its current growth strategy. Additionally, our group cannot predict with any certainty the effect that any changes in ownership level of Brookfield of our group would have on the trading price of BEPC exchangeable shares, the BEP units or our group’s ability to raise capital or make investments in the future. As a result, the future of our group would be uncertain and its business, financial condition and results of operations may suffer.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of BEP may terminate the Master Services Agreement, and it may be unable or unwilling to do so.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of BEP may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to our company; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated for any other reason, including if the Service Providers or Brookfield experience a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of BEP is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of BEP is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of BEPC exchangeable shares or the BEP units could suffer. See Item 7.B “Related Party Transactions—Brookfield Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreement” for more details.
Our company guarantees certain debt obligations of the partnership, which may adversely affect our financial health and make our company more vulnerable to adverse economic conditions.
Our indirect wholly-owned subsidiary fully and unconditionally guarantees certain unsecured debt securities and preferred securities issued by the partnership, as well as the partnership’s obligations under, certain credit facilities, thereby causing our company to become liable for such obligations. In light of the guarantees, our company is exposed to the credit risk of the partnership. If the partnership is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make our company more vulnerable to adverse economic conditions. See Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support” for more details.
Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our group, as well as Brookfield, Brookfield Accounts that our group is invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our group and Brookfield Accounts that our group is invested in, without making such opportunities available to our group or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that our group is invested in. Investment teams managing our group's activities and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our group and/or Brookfield Accounts that our group is invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our group's (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from our group's interests and/or Brookfield Accounts that our group is invested in, which could adversely impact our group's (direct and/or direct) investments. For more information, see Item 7.B. “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Oaktree”.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that our group is invested in.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our group and/or Brookfield Accounts that our group is invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including our group's holdings, Brookfield Accounts that our group is invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by our group and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Oaktree”.
Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that our group is invested in, amongst others.
Although information barriers have been implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our group, Brookfield and Oaktree may decide, at any time and without notice to us or our shareholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.

To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that our group is invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our group and/or Brookfield Accounts that our group is invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our group and/or Brookfield Accounts that our group is invested in.
Risks Relating to the BEPC Exchangeable Shares
Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP Unit and therefore we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP Units and the combined business performance of our group as a whole.
Each BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit and, in addition to contemplating identical dividends to the distributions paid on the LP Units, each BEPC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. Our company and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP Units rather than cash. As a result, the business operations of the partnership, and the market price of the LP Units, are expected to have an impact on the market price of the BEPC exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. BEPC exchangeable shareholders will have no ability to control or influence the decisions or business of the partnership. You should therefore also carefully consider the risk factors applicable to the partnership’s business and an investment in LP Units, as described in BEP’s Annual Report and BEP’s quarterly reports on Form 6-K. For additional information regarding the partnership, see Item 4.C “Organizational Structure—Brookfield Renewable Partners L.P.”
We may redeem the BEPC exchangeable shares at any time without the consent of holders thereof.
Our company’s board of directors, in its sole discretion and for any reason, and without the consent of holders of BEPC exchangeable shares, may elect to redeem all of the then outstanding BEPC exchangeable shares at any time upon sixty (60) days’ prior written notice, including without limitation following the occurrence of any of the following redemption events: (i) the total number of BEPC exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the LP Units in a take-over bid (as defined by applicable securities law); (iii) unitholders of BEP approve an acquisition of BEP by way of arrangement or amalgamation; (iv) unitholders of BEP approve a restructuring or other reorganization of BEP; (v) there is a sale of all or substantially all of BEP’ assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board of directors, in its sole discretion, concludes that the unitholders of BEP or holders of BEPC exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders of BEP do not have the ability to vote on such redemption and our company’s board of directors decision to redeem all of the then outstanding BEPC exchangeable shares will be final. In addition, the holder of BEPC class B shares may deliver a notice to us specifying a redemption date upon which we shall redeem all of the then outstanding BEPC exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the BEPC exchangeable shares and without the consent of holders of BEPC exchangeable shares, we shall be required to redeem all of the then outstanding BEPC exchangeable shares on such redemption date. In the event of such redemption, holders of BEPC exchangeable shares will no longer own a direct interest in our company and will become unitholders of BEP, even if such holders desired to remain holders of BEPC exchangeable shares. Such redemption could occur at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the LP Units, in which case holders would receive LP Units with a lower trading price. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Redemption by Issuer”.

In the event that a BEPC exchangeable share held by a holder is redeemed by our company or exchanged by the holder, the holder will be considered to have disposed of such BEPC exchangeable share for Canadian income tax purposes. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations” for more information.
Holders of BEPC exchangeable shares do not have a right to elect whether to receive cash or LP Units upon a liquidation or exchange event. Rather, our group has the right to make such election in its sole discretion.
In the event that (i) there is a liquidation, dissolution or winding up of BEPC or BEP, (ii) BEPC or BEP exercises its right to redeem (or cause the redemption of) all of the then outstanding BEPC exchangeable shares, or (iii) a holder of BEPC exchangeable shares requests an exchange of BEPC exchangeable shares, holders of BEPC exchangeable shares shall be entitled to receive one LP Unit per BEPC exchangeable share held (subject to adjustment to reflect certain capital events described in this Form 20-F and certain other payment obligations in the case of a liquidation, dissolution or winding up of BEPC or BEP) or in the case of (i) and (iii), its cash equivalent. The form of payment will be determined at the election of our group so a holder will not know whether cash or LP units, as applicable, will be delivered in connection with any of the events described in clauses (i) and (iii) above. Our company and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP Units rather than cash. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares”.
Any holder requesting an exchange of their BEPC exchangeable shares for which our company or BEP elects to provide BEP units in satisfaction of the exchange amount may experience a delay in receiving such BEP units, which may affect the value of the BEP units the holder receives in an exchange.
Each BEPC exchangeable share is exchangeable at the option of the holder for one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. In the event cash is used to satisfy an exchange request, the amount payable per BEPC exchangeable share will be equal to the NYSE closing price of one BEP unit on the date that the request for exchange is received by the transfer agent. As a result, any decrease in the value of the BEP units after that date will not affect the amount of cash received. However, any holder whose BEPC exchangeable shares are exchanged for BEP units will not receive such BEP units for up to ten (10) business days after the applicable request is received. During this period, the market price of BEP units may decrease. Any such decrease would affect the value of the BEP unit consideration to be received by the holder of BEPC exchangeable shares on the effective date of the exchange.
BEP is required to maintain an effective registration statement in the United States in order to exchange any BEPC exchangeable shares for BEP units. If a registration statement with respect to the BEP units issuable upon any exchange, redemption or acquisition of BEPC exchangeable shares (including in connection with any liquidation, dissolution or winding up of BEPC) is not current or is suspended for use by the SEC, no exchange or redemption of BEPC exchangeable shares for BEP units may be effected during such period.
The BEPC exchangeable shares may not trade at the same price as the BEP units.
Although the BEPC exchangeable shares are intended to provide an economic return that is equivalent to the BEP units, there can be no assurance that the market price of BEPC exchangeable shares will be equal to the market price of BEP units at any time. For example, using a volume-weighted average price for the 30 trading days prior to the date of this Form 20-F, the prices per BEPC exchangeable share were $51.90 and C$67.15 on the NYSE and TSX, respectively, and the prices per BEP unit were $46.48 and C$58.80 on the NYSE and TSX, respectively. If our company redeems the BEPC exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the BEP units, holders will receive BEP units with a lower trading price. Factors that have and could cause differences in such market prices may include:
•perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently;

•actual or perceived differences in distributions to holders of BEPC exchangeable shares versus holders of BEP units, including as a result of any legal prohibitions; and
•difficulty in the exchange mechanics between BEPC exchangeable shares and BEP units, including any delays or difficulties experienced by the transfer agent in processing the exchange requests.
If a sufficient amount of BEPC exchangeable shares are exchanged for BEP units, then the BEPC exchangeable shares may be de-listed.
If a sufficient amount of BEPC exchangeable shares are exchanged for BEP units, or we exercise our redemption right at any time including if the total number of BEPC exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the BEPC exchangeable shares. Though holders of BEPC exchangeable shares will still be entitled to exchange each such share at any time for one BEP unit (subject to adjustment to reflect certain capital events described in this Form 20-F), or its cash equivalent (the form of payment to be determined at the election of our company), a de-listing of the BEPC exchangeable shares would have a significant adverse effect on the liquidity of the BEPC exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.
The market price of the BEPC exchangeable shares and BEP units may be volatile, and holders of BEPC exchangeable shares and/or BEP units may lose a significant portion of their investment due to drops in the market price of BEPC exchangeable shares and/or BEP units.
The market price of the BEPC exchangeable shares and BEP units may be volatile and holders of such securities may not be able to resell their securities at or above the implied price at which they acquired such securities due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to Brookfield Renewable’s operating performance or prospects. Specific factors that may have a significant effect on the market price of the BEPC exchangeable shares and the BEP units:
•changes in stock market analyst recommendations or earnings estimates regarding the BEPC exchangeable shares or BEP units, other companies and partnerships that are comparable to Brookfield Renewable or are in the industries that they serve;
•with respect to the BEPC exchangeable shares, changes in the market price of the BEP units, and vice versa;
•actual or anticipated fluctuations in our company’s and the partnership’s operating results or future prospects;
•reactions to public announcements by Brookfield Renewable;
•strategic actions taken by Brookfield Renewable;
•adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from pandemic, war, incidents of terrorism and responses to such events; and
•sales of such securities by Brookfield Renewable or significant shareholders.
Exchanges of BEPC exchangeable shares for BEP units may negatively affect the market price of the BEP units, and additional issuances of BEPC exchangeable shares would be dilutive to the BEP units.
Each BEPC exchangeable share is exchangeable by the holder thereof for one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. If our group elects to deliver BEP units in satisfaction of any such exchange request, a significant number of additional BEP units may be issued from time to time which could have a negative impact on the market price for BEP units. Additionally, any BEPC exchangeable shares issued by us in the future will also be exchangeable for BEP units, and, accordingly, any future exchanges satisfied by the delivery of BEP units would dilute the percentage interest of existing holders of the BEP units and may reduce the market price of the BEP units.

We or BEP may issue additional BEPC exchangeable shares or BEP units in the future, including in lieu of incurring indebtedness, which may dilute holders of our company’s and BEP’s equity securities. Our company or BEP may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our company’s and BEP’s equity holders.
Subject to the terms of any of our company’s securities then outstanding, we may issue additional securities, including BEPC exchangeable shares, BEPC class B shares, BEPC class C shares, preference shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Subject to the terms of any of our company’s securities then outstanding, our board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our assets upon BEPC’s dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our company’s securities then outstanding, our board of directors may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of the BEPC exchangeable shares.
Similarly, under BEP’s limited partnership agreement, subject to the terms of any preferred units then outstanding, BEP’s general partner may issue additional partnership securities, including BEP units, preferred units, options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the board of BEP’s general partner may determine. Subject to the terms of any of BEP securities then outstanding, the board of BEP’s general partner will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and dividends, any rights to receive BEP’s assets upon its dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of BEP securities then outstanding, the board of BEP’s general partner may use such authority to issue such additional partnership securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of the BEP units.
The sale or issuance of a substantial number of BEPC exchangeable shares, the BEP units or other equity securities of our company or BEP in the public markets, or the perception that such sales or issuances could occur, could depress the market price of BEPC exchangeable shares and impair our ability to raise capital through the sale of additional BEPC exchangeable shares. We cannot predict the effect that future sales or issuances of BEPC exchangeable shares, BEP units or other equity securities would have on the market price of BEPC exchangeable shares. Subject to the terms of any of our company’s securities then outstanding, holders of BEPC exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
We cannot assure you that we will be able to pay dividends equal to the levels currently paid by BEP and holders of BEPC exchangeable shares may not receive dividends equal to the distributions paid on the BEP units and, accordingly, may not receive the intended economic equivalence of those securities.
The BEPC exchangeable shares are intended to provide an economic return per BEPC exchangeable share equivalent to one BEP unit (subject to adjustment to reflect certain capital events). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. Pursuant to the equity commitment, BEP has agreed that it will not declare or pay any distribution on the BEP units if on such date we do not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. However, dividends are at the discretion of our board of directors and unforeseen circumstances (including legal prohibitions) may prevent the same dividends from being paid on each security. Accordingly, there can be no assurance that dividends and distributions will be identical for each BEPC exchangeable share and BEP unit, respectively, in the future, which may impact the market price of these securities. Dividends on BEPC exchangeable shares may not equal the levels currently paid by BEP for various reasons, including, but not limited to, the following:
•We may not have enough unrestricted funds to pay such dividends due to changes in our cash requirements, capital spending plans, cash flow or financial position;

•decisions on whether, when and in which amounts to make any future dividends will be dependent on then-existing conditions, including our financial conditions, earnings, legal requirements, including limitations under British Columbia law, restrictions on our borrowing agreements that limit its ability to pay dividends and other factors we deem relevant; and
•We may desire to retain cash to improve our credit profile or for other reasons.
U.S. investors in BEPC exchangeable shares may find it difficult or impossible to enforce service of process and enforcement of judgments against our company, our board of directors and the Service Providers.
Our company was established under the laws of the Province of British Columbia, Canada, and a significant number of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers are located outside of the United States. Certain of our directors and officers and the Service Providers reside outside of the United States. A substantial portion of our assets are, and the assets of our directors and officers and the Service Providers may be located outside of the United States. It may not be possible for investors to effect service of process within the United States upon our directors and officers and the Service Providers. It may also not be possible to enforce against our company, or our directors and officers and the Service Providers, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.
Our company is a holding company and our material assets consist solely of interests in our operating subsidiaries.
Our company has no independent means of generating revenue. We depend on distributions and other payments from our operating businesses to provide us with the funds necessary to meet our financial obligations. Our operating businesses are legally distinct from our company and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to our company pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our operating businesses will generally be required to service their debt obligations before making distributions to our company.
As a result of the FPA and FERC’s regulations in respect of transfers of control, absent prior authorization by FERC, an investor in our company will generally not be permitted to obtain a direct and/or indirect voting interest of 10% or more in BEPC, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.
Some of our U.S. operating subsidiaries are “public utilities” (as defined in the FPA) and, therefore, subject to FERC’s jurisdiction under the FPA. As a result, the FPA requires BEPC to (i) obtain prior authorization from FERC to transfer an amount of issued and outstanding voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or (ii) qualify for a blanket authorization granted under or an exemption from FERC’s regulations in respect of transfers of control.
Similar restrictions apply to purchasers of BEPC exchangeable shares who are a “holding company” under PUHCA in a holding company system that includes a transmitting utility or an electric utility, or an “electric holding company” regardless of whether BEPC exchangeable shares are received pursuant to subsequent offerings, in open market transactions or otherwise. A purchaser of BEPC exchangeable shares would be a “holding company” under the PUHCA and an electric holding company if the purchaser acquired direct or indirect control over BEPC exchangeable shares which would give such purchaser a 10% or more voting interest in BEPC or if FERC otherwise determined that the purchaser could directly or indirectly exercise control over our management or policies (e.g., as a result of contractual board or approval rights). Under the PUHCA, a “public-utility company” is defined to include an “electric utility company,” which is any company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale. Accordingly, absent prior authorization by FERC or a general increase to the applicable percentage ownership under a blanket authorization, for the purposes of sell-side transactions by BEPC and buy-side transactions involving purchasers of BEPC exchangeable shares that are electric holding companies, no purchaser can acquire such number of BEPC exchangeable shares that would give such purchaser a 10% or more voting interest in BEPC. A violation of these regulations by BEPC, as seller, or an investor, as a purchaser of BEPC exchangeable shares, could subject the party in violation to civil or criminal penalties under the FPA, including civil penalties of up to $1 million per day per violation and other possible sanctions imposed by FERC under the FPA.

As a result of the FPA and FERC’s regulations in respect of transfers of control, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC, whether BEPC exchangeable shares are received in subsequent offerings, in open market transactions or otherwise, no investor will be permitted to receive or purchase such number of BEPC exchangeable shares that would cause such investor and its affiliate and associate companies to collectively hold a 10% or more voting interest in BEPC. Additionally, investors should manage their investment in BEPC in a manner consistent with FERC’s regulations in respect of obtaining direct or indirect “control” of BEPC. Accordingly, absent prior authorization by FERC, investors in BEPC exchangeable shares that are electric holding companies are advised not to acquire such number of BEPC exchangeable shares that would give such investor a 10% or more voting interest in BEPC.
Our articles and BEP’s limited partnership agreement provide that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. This choice of forum provision could limit our shareholders and BEP’s unitholders ability to obtain a favorable judicial forum for disputes with directors, officers or employees.
Our articles and BEP’s limited partnership agreement provide, that, unless we or BEP consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of these provisions, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive our and the partnership’s compliance with federal securities laws of the United States and the rules and regulations thereunder.
The choice of forum provision contained in our articles and BEP’s limited partnership agreement may limit our shareholder’s or BEP unitholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, the partnership or their directors, officers or other employees, which may discourage such lawsuits against the partnership, our company and their directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to BEP and our company could find the choice of forum provision contained in our articles and BEP’s limited partnership agreement to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the U.S. Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Canada (including in the Province of British Columbia) and Bermuda, and other courts within the United States, reach a similar determination regarding the choice of forum provision contained in our articles and BEP’s limited partnership agreement. If the relevant court were to find the choice of forum provision contained in our articles or BEP’s limited partnership agreement to be inapplicable or unenforceable in an action, the partnership and our company may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect their business, financial condition and operating results.
The BEPC exchangeable shares are not BEP units and will not be treated as BEP units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.
BEP units and BEPC exchangeable shares are not securities of the same class. As a result, holders of BEPC exchangeable shares will not be entitled to participate in an offer or bid made to acquire BEP units, and holders of BEP units will not be entitled to participate in an offer or bid made to acquire BEPC exchangeable shares. In the event of a takeover bid for BEP units, a holder of BEPC exchangeable shares who would like to participate would be required to tender his or her BEPC exchangeable shares for exchange, in order to receive a BEP unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the BEP units at a price in excess of the market price of the BEP units and a comparable offer is not made for the BEPC exchangeable shares, then the conversion factor for the BEPC exchangeable shares may be adjusted. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain

Capital Events” for more information on the circumstances in which adjustments may be made to the conversion factor.
The Rights Agreement may terminate on July 30, 2027.
The Rights Agreement will automatically renew for successive periods of two years following July 30, 2027, unless Brookfield provides the rights agent with written notice of termination in accordance with the terms of the Rights Agreement or the Rights Agreement is otherwise terminated pursuant to its terms. Consequently, after such date, holders of BEPC exchangeable shares may no longer have the benefit of protections provided for by the Rights Agreement and will be reliant on the rights provided for in our articles. In the event that our company or BEP fails to satisfy a request for exchange after the expiry of the Rights Agreement, a tendering holder will not be entitled to rely on the secondary exchange rights. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Exchange by Holder” and Item 7.B “Related Party Transactions—Rights Agreement”.
Risks Relating to Taxation
General
Changes in tax law and practice may have a material adverse effect on the operations of BEP, BEPC, the Holding Entities, and the Operating Entities and, as a consequence, the value of the Brookfield Renewable assets and the ability of BEP and BEPC to make distributions to LP Unitholders and holders of BEPC exchangeable shares, respectively.
The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. These jurisdictions include Canada, the U.S., Brazil, the Republic of Ireland, the United Kingdom, Colombia, India and China. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions or provinces, states or municipalities within them, could adversely affect these entities, as well as the ability of BEP and BEPC to make distributions to LP Unitholders and holders of BEPC exchangeable shares, respectively. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
We may be exposed to transfer pricing risks.
To the extent that BEP, BEPC, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including BAM, pursuant to the applicable law relating to transfer pricing, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length and could impose penalties for failing to comply with applicable law relating to transfer pricing. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to LP Unitholders and holders of BEPC exchangeable shares could be reduced. We believe the fees charged by or paid to non-arm’s length persons are consistent with applicable law relating to transfer pricing; however, no assurance can be given in this regard.
United States
The exchange of BEPC exchangeable shares for BEP units may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
Depending on the facts and circumstances, the exchange of BEPC exchangeable shares for BEP units by a U.S. Holder may result in the U.S. federal income taxation of any gain realized by such U.S. Holder. In general, a U.S. Holder exchanging BEPC exchangeable shares for BEP units pursuant to the exercise of the exchange right will recognize capital gain or loss (i) if the exchange request is satisfied by the delivery of BEP units by BAM pursuant to the Rights Agreement or (ii) if the exchange request is satisfied by the delivery of BEP units by BEPC and the exchange is, within the meaning of Section 302(b) of the Code, in “complete redemption” of the U.S. Holder’s equity interest in BEPC, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend”, applying certain constructive ownership rules that take into account not only the BEPC exchangeable shares and other equity interests in BEPC actually owned but also other equity interests in BEPC treated as constructively owned by such U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of BEP units by BEPC is not treated as a sale or exchange under the foregoing rules, then it will be treated as a distribution equal to the amount of cash and the fair market value of property received (such as BEP units), taxable under the rules generally applicable to distributions on stock of a corporation.
In general, if BEP satisfies an exchange request by delivering BEP units to a U.S. Holder pursuant to BEP’s exercise of the BEP call right, then the U.S. Holder’s exchange of BEPC exchangeable shares for BEP units will qualify as tax-free under Section 721(a) of the Code, unless, at the time of such exchange, BEP (i) is a publicly traded partnership treated as a corporation or (ii) would be an “investment company” if it were incorporated for purposes of Section 721(b) of the Code. In the case described in (i) or (ii) of the preceding sentence, a U.S. Holder may recognize gain upon the exchange. BEPC understands that the general partner of BEP believes that BEP will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. In addition, based on the shareholders’ rights in the event of the liquidation or dissolution of BEPC (or BEP) and the terms of the BEPC exchangeable shares, which are intended to provide an economic return equivalent to the economic return on BEP units (including identical distributions), and taking into account the expected relative values of BEP’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, BEPC understands that the general partner of BEP currently expects that a U.S. Holder’s exchange of BEPC exchangeable shares for BEP units pursuant to the exercise of the BEP call right will not be treated as a transfer to an investment company for purposes of Section 721(b) of the Code. Accordingly, BEPC understands that the general partner of BEP currently expects a U.S. Holder’s exchange of BEPC exchangeable shares for BEP units pursuant to BEP’s exercise of the BEP call right to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of BEP, and no assurance can be provided as to the position, if any, taken by the general partner of BEP with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by BEP. If Section 721(a) of the Code does not apply, then a U.S. Holder who exchanges BEPC exchangeable shares for BEP units pursuant to BEP’s exercise of the BEP call right will be treated as if such holder had sold its BEPC exchangeable shares to BEP in a taxable transaction for cash in an amount equal to the value of the BEP units received.
Even if a U.S. Holder’s transfer of BEPC exchangeable shares in exchange for BEP units pursuant to BEP’s exercise of the BEP call right qualifies as tax-free under Section 721(a) of the Code, such U.S. Holder will be subject to special rules that may result in the recognition of additional taxable gain or income. Under Section 704(c)(1) of the Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of “built-in gain” by the partnership. Under Section 737 of the Code, such U.S. Holder could be required to recognize built-in gain if BEP were to distribute any BEP property other than money (or, in certain circumstances, BEPC exchangeable shares) to such former holder of BEPC exchangeable shares within seven years of exercise of the BEP call right. Under Section 707(a) of the Code, such U.S. Holder could be required to recognize built-in gain if BEP were to make distributions (other than “operating cash flow distributions”, unless another exception were to apply) to such U.S. Holder within two years of exercise of the BEP call right. If a distribution to a U.S. Holder within two years of the transfer of BEPC exchangeable shares in exchange for BEP units is treated as part of a deemed sale transaction under Section 707(a) of the Code, such U.S. Holder will recognize gain or loss in the year of the transfer of BEPC exchangeable shares in exchange for BEP units, and, if such U.S. Holder has already filed a tax return for such year, such holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.
For a more complete discussion of the U.S. federal income tax consequences of the exchange of BEPC exchangeable shares for BEP units, see Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares” below. The U.S. federal income tax consequences of exchanging BEPC exchangeable shares for BEP units are complex, and each U.S. Holder should consult an independent tax advisor regarding such consequences in light of such holder’s particular circumstances.
Distributions on BEPC exchangeable shares made to Non-U.S. Holders may be subject to U.S. withholding tax if Section 871(m) of the Code applies.

Distributions on BEPC exchangeable shares made to Non-U.S. Holders generally will not be subject to U.S. federal income tax, except that U.S. withholding tax may apply to any portion of a distribution made on BEPC exchangeable shares that is treated as a deemed dividend under Section 871(m) of the Code. Specifically, a 30% withholding tax generally applies to deemed dividend amounts (“dividend equivalents”) with respect to certain contractual arrangements held by non-U.S. persons which reference any interest in an entity if that interest could give rise to a U.S.-source dividend. Under Treasury Regulations, a Section 871(m) transaction is treated as directly referencing the assets of a partnership that holds significant investments in certain securities (such as stock of a U.S. corporation). BEP indirectly holds stock of a U.S. corporation through BRELP, and the BEPC exchangeable shares are intended to be structured so that distributions are identical to distributions on BEP units. Accordingly, the contractual arrangements relating to the BEPC exchangeable shares could be subject to Section 871(m) of the Code, as discussed below.
Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract or a complex contract. BEPC intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the Code before January 1, 2023, and no portion of a distribution made on BEPC exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on BEPC exchangeable shares on or after January 1, 2023, Section 871(m) of the Code will apply if the contractual arrangements relating to the BEPC exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2023.
This 30% withholding tax may be reduced or eliminated under the Code or an applicable income tax treaty, provided that the Non-U.S. Holder properly certifies its eligibility by providing an IRS Form W-8. If, notwithstanding the foregoing, BEPC is unable to accurately or timely determine the tax status of a Non-U.S. Holder for purposes of establishing whether reduced rates of withholding apply, then U.S. withholding tax at a rate of 30% may apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent under Section 871(m) of the Code. A dividend equivalent may also be subject to a 30% withholding tax under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”), unless a Non-U.S. Holder properly certifies its FATCA status on IRS Form W-8 or other applicable form and satisfies any additional requirements under FATCA.
Notwithstanding the foregoing, BEPC’s position that the contractual arrangements relating to the BEPC exchangeable shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the BEPC exchangeable shares is uncertain. Accordingly, the IRS could challenge BEPC’s position and assert that the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the Code or an applicable income tax treaty), to that portion, if any, of a distribution on BEPC exchangeable shares that is treated as referencing a U.S.-source dividend paid to BEP or BRELP. Each Non-U.S. Holder should consult an independent tax advisor regarding the implications of Section 871(m) of the Code and FATCA for the ownership of BEPC exchangeable shares with respect to such holder’s particular circumstances.
For a more complete discussion of the U.S. federal income tax consequences to Non-U.S. Holders of owning BEPC exchangeable shares, see Item 10.E “Taxation—Certain Material United States. Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares” below. The U.S. federal income tax consequences of owning BEPC exchangeable shares are complex, and each Non-U.S. Holder should consult an independent tax advisor regarding such consequences in light of such holder’s particular circumstances.
Canada
Canadian federal income tax considerations described herein may be materially and adversely impacted by certain events.

If BEPC ceases to qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.
In general, there can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund corporations or otherwise respecting the treatment of our company will not be changed in a manner that adversely affects our shareholders, or that such tax laws will not be administered in a way that is less advantageous to our company or our shareholders.
General Risk Factors
Government policies providing incentives for renewable energy could change at any time.
Development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives. The attractiveness of renewable energy to purchasers of renewable assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. As a result of political changes in jurisdictions in which our company currently or may in the future operate, there is a risk that regulations that provide incentives for renewable energy could change or expire in a manner that adversely impacts the market for renewables generally. Any political changes in the jurisdictions in which our company operates may impact the competitiveness of renewable energy generally and the economic value of certain of our projects in particular.
There are general industry risks associated with the power markets in which we operate.
Our operating subsidiaries currently operate in power markets in the United States, Europe and South America, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our operations are also exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect them. A general and extended decline in the North American, European or South American economies, or in the economies of the countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government-imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business, we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which its operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.
Non-U.S. shareholders will be subject to foreign currency risk associated with our dividends.
A significant number of our shareholders reside in countries where the U.S. dollar is not the functional currency. Our dividends are denominated in U.S. dollars but are settled in the local currency of the shareholder receiving the dividend. For each non-U.S. shareholder, the value received in the local currency from the dividend will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. shareholder, the value received by such shareholder in its local currency will be adversely affected.
Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.
Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting its ability to operate. Our group operates in multiple jurisdictions and it is possible that its operations will expand into new jurisdictions. Doing business in multiple jurisdictions requires our group to comply with the laws and regulations of the U.S. government as well as those of various non-U.S. jurisdictions. These laws and regulations may apply to our company, our Service Provider, our subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). The FCPA, among other things, prohibits companies and their officers, directors, employees and third-party agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. Our company and our officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Also, as we make acquisitions, we may expose ourselves to the FCPA or other corruption related risks if its due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and makes new investments, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of our company. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of our company. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.
Our operations are highly regulated and may be exposed to increased regulation, which could result in additional costs to our company.
Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation, which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have an adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.
A significant portion of our current operations and related assets are subject to foreign laws and regulations, and we may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations our company is currently subject to.

A significant portion of our current operations and related assets are in Brazil and Colombia, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections.
We may be exposed to force majeure events.
The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose our company to significant liability. Our generation assets could be exposed to severe weather conditions, natural disasters, epidemics and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt its ability to generate or sell power. In certain cases, there is the potential that some events may not excuse our company from performing our obligations pursuant to agreements with third parties and therefore may expose us to liability. In addition, certain of our generation assets are located in remote areas which may make access for repair of damage difficult.
Our company is a “foreign private issuer” under U.S. securities law. Therefore, our company is exempt from requirements applicable to U.S. domestic registrants listed on the NYSE.
Although our company is subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and our company and the partnership will be permitted to follow certain home country corporate governance practices (being Bermuda and British Columbia for the partnership and our company, respectively) instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. Our company currently follows the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards; however, as our company is externally managed by the Service Providers pursuant to the Master Services Agreement, we do not have a compensation committee. However, our company may in the future elect to follow home country law for certain of our other corporate governance practices, as permitted by the rules of the NYSE, in which case our company’s shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our company’s home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.

Changes in our company’s credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to our company or any of our operating subsidiaries or their debt securities or the partnership will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions) and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for our company to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and we intend to conduct our activities so our company will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that our company is not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. Our company is and will be limited in the types of acquisitions that it may make, and we may need to modify our organizational structure or dispose of assets which our company would not otherwise dispose of. Moreover, if anything were to happen which would cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for our company to operate as contemplated. Agreements and arrangements between and among our company and Brookfield would be impaired, the type and number of acquisitions that our company would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, our company would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our company and our operating subsidiaries, the amendment of our company’s governing documents or the dissolution of our company, any of which could materially adversely affect the value of BEPC exchangeable shares.
Our company’s failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of BEPC exchangeable shares.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our company’s internal controls over financial reporting were not effective, investors could lose confidence in our company’s reported financial information and the price of BEPC exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our company’s business, our company’s ability to access capital markets and investors’ perception of our company. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Uncertainty regarding LIBOR may adversely affect the interest we pay under certain of our indebtedness
In July 2017, the Financial Conduct Authority in the United Kingdom announced that it would cease to compel banks to participate in LIBOR after 2021. LIBOR is widely used as a benchmark rate around the world for derivative financial instruments, bonds, and other floating-rate instruments. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create risks and challenges for us, the entities that we manage, and our portfolio companies. For example, the gradual elimination of LIBOR rates may have an impact on over-the-counter derivative transactions including potential contract repricing. In addition, the discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. This may result in market uncertainty until a new benchmark rate is established and potentially increased costs under such agreements. As of the date of this Form 20-F, it is expected that Secured Overnight Financing Rate will replace U.S. dollar LIBOR, Sterling Overnight Index Average will replace British pounds sterling LIBOR, and the Euro Short-term Rate will replace EURIBOR. These are expected to become effective prior to December 31, 2021. As at December 31, 2020, none of our group’s floating rate borrowings have been adversely impacted by these reforms.

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Our company is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in Brazil, Colombia, the United States, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares.
Each BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one BEP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each BEP unit, and is exchangeable at the option of the holder for one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company), as more fully described in this Form 20-F. BEP may elect to satisfy its exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of BEP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. Our company and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of BEP units rather than cash. We therefore expect that the market price of BEPC exchangeable shares will be impacted by the market price of the BEP units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BEPC exchangeable shares and holders of the BEP units under the governing documents of our company and the partnership and applicable law, such as the right of holders of BEPC exchangeable shares to request an exchange of their BEPC exchangeable shares for an equivalent number of BEP units or its cash equivalent (the form of payment to be determined at the election of our company) and the redemption right of our company. These material differences are described in the section entitled Item 10.B “Memorandum and Articles of Association—Comparison of Rights of Holders of BEPC Exchangeable Shares and BEP Units”.
Further, the BEPC exchangeable shares are held by public shareholders and Brookfield, and the BEPC class B shares and BEPC class C shares are held by the partnership. Dividends on each BEPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each BEP unit. The partnership’s ownership of BEPC class C shares entitle it to receive dividends as and when declared by our board of directors. The holders of the BEPC exchangeable shares are entitled to one vote for each BEPC exchangeable share held at all meetings of our company’s shareholders, except for meetings at which only holders of another specified class or series of shares of our company are entitled to vote separately as a class or series. The holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. Holders of BEPC class C shares have no voting rights. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares”.
Our company’s current operations consist of approximately 12,812 MW of installed hydroelectric, wind, solar, storage and ancillary capacity across Brazil, Colombia, the United States and Europe, which capacity excludes a

10% interest of LATAM Holdco that is retained by the partnership. We also currently own approximately 1,800 MW of solar assets that are under development in Brazil.
We intend to generate a stable, predictable cash flow profile sourced from a portfolio of low operating cost, hydroelectric, wind and solar assets that sell electricity under contracts with creditworthy counterparties. As a controlled subsidiary of the partnership, an integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored funds, consortia, joint ventures and other arrangements, that target acquisitions that suit our company’s profile.
Brookfield Renewable targets a total return of 12% to 15% per annum on the renewable assets that they own, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses FFO to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term.
The BEPC exchangeable shares are listed on the NYSE and the TSX under the symbol “BEPC”.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bep.brookfield.com/bepc. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, our or the partnership’s website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.
History and Development of Our Business
On July 30, 2020, the partnership completed the special distribution of BEPC exchangeable shares to holders of BEP units of record on July 27, 2020. Refer to the prospectus document filed on SEDAR and with the SEC on June 29, 2020 for more details on the special distribution. Prior to completing the special distribution, our company acquired the Business (as defined herein) from certain of the partnership’s subsidiaries (excluding a 10% interest in certain Brazilian and Colombian operations, which continue to be held by the partnership). The partnership directly and indirectly controlled the Business prior to the special distribution and will continue to control the Business subsequent to the special distribution through its interests in our company. See Item 5.A “Operating Results—Continuity of Interest”.
On July 31, 2020, Brookfield Renewable completed the TerraForm Power acquisition pursuant to which Brookfield Renewable acquired all of the public TerraForm Power shares, representing a 38% interest in TerraForm Power. Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of a BEPC exchangeable share or of a BEP unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 55,552,862 BEPC exchangeable shares and 6,051,704 BEP units, on a post-split basis. See Item 5.A “Operating Results—Continuity of Interest”.
Simultaneously with the completion of the TerraForm Power acquisition, our company entered into voting agreements with the partnership and certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to our company. As a result, our company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to our company is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that was not owned by our company will be presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control. See Item 5.A “Operating Results—Continuity of Interest”.

Recent Developments
Senior Management and Director Appointments
In October 2020, Brookfield Renewable announced certain senior management appointments, including the appointment of Connor Teskey as Chief Executive Officer. Mr. Teskey previously served as Brookfield Renewable's Chief Investment Officer, where he was instrumental in developing and implementing our business’ growth strategy. Mr. Teskey succeeds Sachin Shah, who was named Chief Investment Officer for Brookfield Asset Management. Mr. Shah has also been named a Vice Chair of Brookfield Renewable and, in February 2021, was appointed as a director of BEP's general partner and of BEPC. In addition, Mark Carney, who recently joined Brookfield as Vice Chair and Global Head of ESG and Impact Investing, has been named a Vice Chair of Brookfield Renewable.
Recent Transactions
In December 2020, Brookfield Renewable, together with its institutional partners, entered into binding agreements to acquire a distributed generation development platform comprising 360 megawatts of operating distributed solar across nearly 600 sites throughout the U.S. with an additional over 700 megawatts under development for approximately $810 million (approximately $203 million net to Brookfield Renewable), subject to certain working capital and other closing adjustments. The transaction is subject to customary closing conditions and is expected to close in the first quarter of 2021. Brookfield Renewable, through our company, is expected to hold a 25% interest.
In December 2020, Brookfield Renewable, together with its institutional partners, entered into a binding agreement to acquire an 845 MW portfolio of wind projects in the State of Oregon for approximately $700 million (approximately $175 million net to Brookfield Renewable). The portfolio consists of one of the largest onshore wind projects in the United States. The transaction is subject to customary closing conditions and is expected to close in the first half of 2021. Brookfield Renewable, through our company, is expected to hold a 25% interest.
In January 2021, Brookfield Renewable, through its subsidiary Isagen, entered into binding agreements to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia, with the portfolio expected to achieve commercial operation in the first quarter of 2022. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions. The Brookfield Renewable consortium’s current interest in Isagen is over 99% with our share being approximately 24%.
In January 2021, Brookfield Renewable, through its subsidiary Isagen, entered into binding agreements to invest COP 411 billion ($111 million) to acquire a 40 MW hydroelectric portfolio in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions. The Brookfield Renewable consortium’s current interest in Isagen is over 99% with our share being approximately 24%.
In February 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in Polenergia, a large scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, will collectively hold a 75% interest in the company.
Other
In December 2020, BEP and BEPC completed the previously announced three-for-two stock split of BEP units and BEPC exchangeable shares.
In December 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with a legacy contractual dispute that predated our 2017 acquisition of a controlling interest in TerraForm Power. In January 2021, TerraForm Power filed a notice of appeal. See Item 3.D “Risk Factors—Risks Relating to Our Operations and the Renewable Power Industry—We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 4.B “Business Overview—Governmental, Legal and Arbitration Proceeding—Claim relating to TerraForm Power’s First Wind Acquisition.”
In February 2021, affiliates of Brookfield Asset Management completed the 2021 Secondary Offering, pursuant to which affiliates of Brookfield Asset Management sold 15 million BEPC exchangeable shares at a price of $51.50 per BEPC exchangeable share, for gross proceeds of approximately $773 million. BEPC did not sell BEPC exchangeable shares in the 2021 Secondary Offering and did not receive any proceeds of the offering. One of the affiliates of Brookfield Asset Management granted the underwriters a 30-day option to purchase up to 2.25 million additional BEPC exchangeable shares (the “over-allotment option”). Following completion of 2021 Secondary Offering, as of the date of this Form 20-F, Brookfield owns an approximate 48.0% equity interest in Brookfield Renewable, on a fully exchanged-basis (which percentage would be unchanged if the over-allotment option is exercised in full), which includes 26% of the issued and outstanding BEPC exchangeable shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, Brookfield and the partnership collectively hold an approximate 81.5% voting interest in our company.

4.B    BUSINESS OVERVIEW
Our Operations
Our company’s current operations consist of approximately 12,812 MW of installed hydroelectric, wind, solar, storage and ancillary capacity across the United States, Europe, Brazil and Colombia, which capacity excludes a 10% interest of LATAM Holdco that is retained by the partnership. We also currently own approximately 1,800 MW of solar assets that are under development in Brazil.
We intend to generate a stable, predictable cash flow profile sourced from a portfolio of low operating cost, hydroelectric, wind and solar assets that sell electricity under contracts with creditworthy counterparties. As a controlled subsidiary of the partnership, an integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored funds, consortia, joint ventures and other arrangements, that target acquisitions that suit our company’s profile.
The table below outlines our hydroelectric, wind, solar and energy transition power asset portfolio as at December 31, 2020:

	River Systems	Facilities	Capacity (MW)	Storage Capacity (GWh)
Hydroelectric
United States	31	140	3,148	2,523
Colombia	6	6	2,732	3,703
Brazil	27	44	946	—
Total	64	190	6,826	6,226

Wind
United States	—	27	2,075	—
Canada	—	1	78	—
Europe	—	25	682	—
Brazil	—	5	150	—
Total	—	58	2,985	—

Solar - Utility	—	34	1,070	—

Energy Transition	1	4,851	1,931	1,095
	65	5,133	12,812	7,321

The electricity generated by our facilities is dependent upon available water flows and upon wind and weather conditions generally. Hydrology, wind and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. See Item 3.D “Risk Factors—Risks Relating to Our Operations and the Renewable Power Industry—Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, or weather conditions generally, as a result of climate change or otherwise, at any of our facilities could materially adversely affect the volume of electricity generated.”

Current Operations
United States
Our company is strategically focused on power markets in the Northeast, Mid-Atlantic and California, with operations in other mid-continent states, including Minnesota and Louisiana. The majority of our company’s hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, our company is one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, our company has four hydroelectric facilities with an aggregate installed capacity of 747 MW. In New England, our company has 47 hydroelectric facilities and one pumped storage facility with an aggregate installed capacity of 1,274 MW.
Brookfield Renewable’s closing of the acquisition of TerraForm Power significantly expanded its wind and solar generation capacity in the United States. As a result, we now have a geographically diverse portfolio of wind projects located principally in California, Illinois, Texas and New York with an aggregate installed capacity of over 2,000 MW. We also have a sizable portfolio of solar assets – both utility scale and distributed generation – across the United States of 500 MW and 750 MW, respectively. In December 2020, we reached an agreement to further expand this portfolio through the acquisition of a distributed generation platform with 360 MWs of operating solar capacity across nearly 600 sites in the United States, including an over 700 MW development pipeline and a dedicated development and PPA origination team. Through our subsidiary TerraForm Power, we also own 78 MW of wind assets and 68 MW of solar assets in Canada, 100 MW of solar assets in Chile and 95 MW of wind assets in Uruguay. Our company also owns one combined cycle, natural gas-fired facility in Syracuse, New York, which sells its power output on a merchant basis and is predominantly used at times of peak demand.
A number of our company’s U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 21% of their annualized long-term average generation. Our company also benefits from a 50% joint-venture interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a form of hydroelectric power that allows energy to be stored by pumping water up into a reservoir, and then producing power by releasing the water when power prices are higher.
Our right to operate our hydroelectric facilities in the United States are secured primarily through long-term licenses from FERC, the federal agency that regulates the licensing of substantially all hydroelectric power plants in the United States. FERC has oversight of substantially all of our ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our generation facilities is also subject to the receipt and maintenance of certain approvals from FERC, including the authority to sell power at market-based rates.
Market Opportunity
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 98,000 MW of installed wind capacity as of 2018. One of the most significant drivers of renewable power growth in the United States has been the adoption of renewable portfolio standards targets in 30 states and the District of Columbia, with renewable mandates set to as high as 75% of the total supply mix by 2032 and a target of 100% carbon-free energy by 2050. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables.
The end of 2020 brought renewed federal support for renewable energy, with solar energy projects receiving a two year extension of tax credit at current levels, onshore wind receiving a one year extension at current levels, and off-shore wind receiving a new five year investment tax credit and additional favorable guidance from the Treasury Department. With the current majorities in Congress and a new administration prioritizing clean energy and decarbonization, the next few years look increasingly positive for federal policy support for the renewable energy sector.

The U.S. markets in which our company focuses cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and renewable portfolio standards targets, aging electricity infrastructure and/or pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth.
Europe
Our Spanish business has 539 MW of wind projects, 350 MW of CSP projects and 49 MW of conventional solar PV projects. The principal revenues generated by our Spanish business’s wind and solar assets are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar assets and 100 MW of CSP assets, each of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years.
Our European business also includes a 144 MW wind portfolio in Portugal and 10 MW of solar projects in England. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.
Market Opportunity
Europe is the largest renewable energy market in the world and a significant growth opportunity for Brookfield Renewable’s business. Within the European Union, a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for nearly half of total installed capacity, including approximately 160 GW of hydroelectric, 190 GW of wind and 120 GW of solar PV capacity. Brookfield Renewable’s investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Spain and Portugal are among the largest renewable markets in Europe and these markets are expected to grow based on the National Energy and Climate plans submitted to the European Commission (NECP 2021-2030). Both markets have stable and favorable contractual frameworks for renewables. In the case of our Spanish assets, they benefit from a regulated asset-based regime by which our regulated assets receive an overall payment equivalent to all costs and initial investment plus a reasonable regulated return on investment (7.4% for most of our assets). Additionally, a significant part of this regulated payment is based on capacity, which provides significant certainty of cash flows to producers as market and volume risk are reduced. In the case of our Portuguese assets, they benefit from a feed-in-tariff ensuring generators are remunerated with a proper electricity price, indexed by inflation annually over a contract term of 15 years plus an extension of 7 years in a cap-and-flow system with reduced market risk given current electricity prices. Both governments are currently promoting new auction-based renewable support schemes, confirming their long-term commitment to renewable power.
Poland, the core market of our group’s investment in Polenergia, is a market where Brookfield may invest further in the future. Poland is a high growth European market where local coal represents 80% of generation and the government is supportive of increasing renewable power generation. Power demand is growing at the fastest rate in Europe, supported by strong economic growth. Poland is expected to remain the top growing economy in the E.U., is one of the largest countries in the E.U. by population, has the lowest sovereign leverage in the E.U. and has a stable currency (the Polish Zloty) that is supported by low inflation in line with the E.U. average.
Colombia
Brookfield Renewable, together with its institutional partners, acquired Isagen in January 2016, which marked its entry into the Colombian market. A subsidiary of our company is the general partner of and controls the partnership that holds the consortium’s investment in Isagen. The Brookfield Renewable consortium’s current interest in Isagen is over 99% with our company’s share being approximately 24%. Our company’s approximately 24% interest is held through BRE Colombia Holdings Limited and BRE Colombia Co Invest I L.P., which are subsidiaries of our company, and through an investment in Brookfield Infrastructure Fund III. Brookfield Infrastructure Fund III holds an additional 22.95% interest, and the Brookfield Renewable consortium’s remaining 52.59% interest is held by third party co-investors. Public shareholders hold a 0.37% interest.
The consortium holds its interest in Isagen through an entity (“Hydro Holdings”), which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of our company. We are entitled to appoint a majority of Hydro Holdings’ board of directors, provided that BAM and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. BAM and its subsidiaries (including our group) currently meet such ownership test.
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio. This portfolio accounts for approximately 18% of Colombia’s installed generating capacity and consists of six, largely reservoir-based, hydroelectric facilities and a 300 MW cogeneration plant. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 26% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 500 MW of medium to long-term hydro and wind development projects.
Isagen owns all of its power generating assets in perpetuity and currently holds requisite water usage and other rights in respect of each of its assets.
In Colombia, revenues are typically secured through one to five-year bilateral contracts with local distribution companies in the “regulated market”, and with large industrial users in the unregulated market. Isagen’s current long-term contracts’ average term is three years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s 2020 revenues were approximately 70% contracted.
Market Opportunity
Colombia is an investment-grade rated country based on ratings from multiple agencies. Real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged just under 3%. Over the long-term, our company and the partnership anticipate that electricity demand growth will be approximately 2.5% per year, reflecting the partnership’s long-term view of gross domestic product growth and a view that per capita power consumption will converge with neighboring countries. Power consumption of approximately 1,300 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the United States. As peak demand in Colombia is approximately 10 GW, with estimated growth at 2.5%, there will be approximately 250 MW of additional demand each year, which would require an additional 400 MW of generating capacity to maintain adequate reserves.
As of December 31, 2020, Colombia had total installed capacity of over 17 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. Our company expects that meeting Colombia’s growing demand for firm energy will become more difficult over time as the recent problems with the construction and operation of the dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our company’s underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic development projects.
Brazil
Including all technologies, our company owns facilities with a total capacity of 1,565 MW located in 12 Brazilian states, representing approximately 74% of the country’s population.
We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. Of our company’s concessions and authorizations, 51% have remaining terms of more than ten years.
In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. Approximately 48% of our portfolio is with load-serving distribution companies in the regulated market and approximately 52% are with “free customers” in the free customer market. Commencing in 2021, “free customers” whose load is between 0.5 MW and 1.5 MW can only buy power from renewable sources. Our Brazilian portfolio has a weighted average (based on MW) remaining contract term of approximately eight years.

Market Opportunity
With the world’s sixth-largest population and eighth-largest economy, Brazil retains strong long-term growth potential despite near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3.1% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth of per capita consumption in the United States. By 2029, Brazil’s energy planning agency projects that around 75,500 MW of new supply will be needed, while only approximately 14,000 MW of capacity is already contracted. Accordingly, our company expects Brazil will require over 6,000 MW of new supply annually to meet growing demand. In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 16,445 MW of installed wind capacity, with 9,871 MW under development. Solar PV power generation is also being developed and while current installed solar PV capacity is relatively small (3,047 MW), there are approximately 13,897 MW of solar PV capacity under development in Brazil.
We believe there are two additional aspects of the Brazilian market that make our business compelling. First, the majority of our hydroelectric facilities participate in the hydrological balancing pool administered by the government of Brazil (the “MRE”), which significantly reduces the impact of variations in hydrology on our cash flows. Second, SHPPs operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like our company, since 54% of our portfolio is contracted with final consumers, to capture a portion of this discount through higher prices to end-user customers.
Operating Philosophy
Like the partnership, our company employs a hands-on, operations-oriented, long-term owner’s approach to managing our company’s portfolio. We believe this approach will enable our company to maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across the United States, Europe and South America. Brookfield Renewable supports our operators with a strong corporate team that provides oversight of the functions of our company and, among other things, establishes consistent policies for business on compliance, information technology, health, environment, safety and security, human resources, stakeholder relations, procurement, governance, anti-bribery and anti-corruption.
Our company also benefits from the expertise of Brookfield, which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our and the partnership’s business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.
Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of hydroelectric facilities. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2020	2019	2018
	$373	$406	$207

These capital expenditures have been financed with working capital generated and retained within our business. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.
Our Competitive Strengths
Diverse and high-quality assets with hydroelectric focus. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities and distributed power generation. Hydroelectric power comprises most of our portfolio and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants generally have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. With our scale and the quality of our assets, we are competitively positioned relative to other power generators in the United States, Europe, Colombia and Brazil providing significant scarcity value to its investors.
Stable, diversified and high-quality cash flows with attractive long-term value for shareholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. As at December 31, 2020, approximately 84% of our group’s proportionate generation output in 2021 is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. As at December 31, 2020, our group’s PPAs in Brazil, Colombia and the United States have a weighted average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. As a controlled subsidiary of the partnership, we benefit from the partnership’s robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at a subsidiary level with no financial maintenance covenants.
Leading operating expertise. Our group has over 3,000 experienced operators and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all its assets, including the assets forming part of our portfolio of hydroelectric assets in Brazil and Colombia and hydroelectric, wind and solar assets in the United States. Brookfield Renewable’s expertise in operating and managing power generation facilities spans over 100 years and includes full operating, development and power marketing capabilities. We leverage our relationship with Brookfield, which we believe provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. It is expected that dividends on BEPC exchangeable shares will continue to be declared at the same time and in the same amount as distributions are made on the BEP units, with a view to providing holders of BEPC exchangeable shares with an economic return equivalent to holders of such BEP units. See “—Dividend Policy” below.
Our Growth Opportunity
Demand for renewable energy continues to grow around the world due to climate change, and recognition by governments and businesses of the need to support a transition to a decarbonized economy. Total historical annual investment in renewable power generation averaged approximately $300 billion over the last 10 years. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $100 trillion over the next three decades – and will require significant expertise. Over 70% of the world’s carbon emissions can be traced directly or indirectly back to power generation and the energy sector. This is expected to result in an even greater build out of renewables—and in various regions, a substantial conversion of carbon-intensive industries to cleaner and more sustainable methods of production.

We believe that strong continuing growth in renewable power generation will be driven by the following:
Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make major gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric energy, wind and solar energy.
Consistent policy and supportive regulation. Regulatory support for the development of renewable power resources typically includes renewable portfolio standards (requiring electricity distributors to obtain a minimum percentage of its power from renewable energy resources by specified target dates) and tax incentives or direct subsidies.
Mainstream recognition of climate change risk and serious commitment to action. Global support for de-carbonization—and by implication the further promotion of renewable technologies—was reinforced in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries. As of the date of this Form 20-F, the newly elected U.S. administration led by President Biden had re-entered the Paris Agreement.
Supportive growth environment. As a controlled subsidiary of the partnership, an integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored funds, joint ventures and other arrangements, that target acquisitions that suit BEPC’s profile. We believe that the current environment offers attractive opportunities to invest in renewable power acquisitions or developments, including in Brazil, Colombia and the United States that we expect will allow our company to deploy capital, on an accretive basis, in the following ways:
•Privatizations. We believe that governments, including in Brazil, Colombia and the United States, will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Brookfield Renewable’s proven operating track record and ability to partner with local pension funds and institutional investors positions our company well to participate in such opportunities.
•Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors and foreign companies. These types of owners sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic. In addition, some large independent power producers may seek, or be forced, to sell assets to bolster their balance sheets. Certain capital constrained or distressed companies may also seek to sell assets.
•Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture returns at the development stage of a project or who have insufficient capital to develop such projects. Because of Brookfield Renewable’s extensive project development expertise, we are well positioned to evaluate these sorts of assets and therefore have been, and believe we will continue to be, a logical acquirer of, or partner in, such projects, including in Brazil, Colombia and the United States.
•Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our over approximately 23,000 MW pipeline of greenfield projects.
Competition
Our main competition in the U.S., European, Colombian and Brazilian electricity markets in which we operate are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and solar PV technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, including in Brazil, Colombia and the United States.
Intellectual Property
Pursuant to a licensing agreement, Brookfield has granted our group a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in connection with marketing activities. Other than under this license, which is limited to marketing activities, we do not otherwise have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate this licensing agreement immediately upon termination of the Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions—Licensing Agreement” elsewhere in this Form 20-F.
Governmental, Legal and Arbitration Proceedings
We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. With respect to claims and proceedings, we review each of these matters, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular matter, we do not believe that the outcome of any matters or potential matters of which we are currently aware will have a material adverse effect on us.
Claim relating to TerraForm Power’s First Wind Acquisition
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. The ruling has been appealed and a surety bond has been posted with the court. We cannot predict with certainty the ultimate resolution of the appeal or any other proceedings brought in connection with these claims. See Item 3.D “Risk Factors — Risks Relating to Our Operations and the Renewable Power Industry — We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 5.E “Liquidity and Capital Resources — Off Statement of Financial Position Arrangements”.
Employees and Offices
Our company's head office is located in New York, New York with our operations being carried out in Brazil, Colombia, the United States and Europe. Our registered office is located in British Columbia, Canada.

We do not employ the individuals who provide management services to us under the Master Services Agreement, including the individuals who serve as the Chief Executive Officer and Chief Financial Officer of our company and the general partner of BEP. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable, including for the benefit of our company, under the Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our renewable power business, see Item 6.A “Directors and Senior Management—The Master Services Agreement”.
We lease the principal office of our Brazil business, which is located in Rio de Janeiro. This office oversees our operations in Brazil, with approximately 500 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our hydroelectric assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil. We also employ 5 employees in Uruguay, none of whom are covered by collective bargaining agreements.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 580 full time employees, of which approximately 87% are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Colombia.
The principal office of our European operations is located in London, in the United Kingdom. Our European business, which includes an office in Madrid, Spain, employs approximately 135 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 670 people, approximately 36% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States.
Environmental, Social and Governance Management
Brookfield Renewable is an owner and operator of a diversified portfolio of high-quality assets that produce electricity from renewable resources. The assets that Brookfield Renewable invests in are long term in nature and affect the lives of thousands of employees, their families and the communities in which our group operates. Brookfield Renewable believes that strong environmental, social and governance (“ESG”), practices benefit the environment, their employees, stakeholders, and investors while also significantly boosting the potential for improving profitability, mitigating risk, and creating opportunities for growth. Accordingly, ESG management is a key consideration in the way our group conducts its business.
Brookfield Renewable’s goal is to be responsible stewards of its resources and a good corporate citizen. Brookfield Renewable s long-term owner-operator approach to business means that in many cases, Brookfield Renewable is well positioned to be a positive influence and take active measures to implement effective ESG programs. Brookfield Renewable has adopted written environmental policies that include frameworks for oversight, compliance, audits and best practices both within the operations of the Operating Entities and the global Brookfield group. Brookfield Renewable maintains a Health, Safety, Security and Environmental (“HSS&E”) Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each operating business, and requires all employees, contractors, agents and others involved in their operations to comply with Brookfield Renewable’s established HSS&E practices. Brookfield Renewable also empowers its employees to detect and address safety issues through industry leading health and safety training and our group’s safe work observation program, which encourages employees to identify and report safety concerns or incidents.
Brookfield Renewable maintains high governance standards across its organization, key elements of which include Brookfield Renewable’s code of conduct, anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. Brookfield Renewable’s governance standards are designed to meet or exceed the requirements in any jurisdiction in which it operates. Brookfield Renewable’s efforts to build a responsible business are underpinned by Brookfield Renewable’s ESG practices and its commitment to ethical conduct.

Brookfield Renewable recognizes that it is important to effectively communicate its ESG initiatives to its investors, because it increasingly influences their decisions. As such, Brookfield Renewable has published its second annual ESG report in early 2021 in order to continue to enhance its transparency surrounding how it embeds environmental, social and governance principles into its operations.
Brookfield Renewable’s assets are predominantly hydroelectric and represent one of the most environmentally preferred forms of power generation. Brookfield Renewable may benefit from future environmental regulations under consideration to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change.
Brookfield Renewable continues to conduct an inventory of its scope 1 and 2 greenhouse gas emissions measurement for Brookfield Renewable’s global businesses. In 2019, Brookfield Renewable also began measuring its scope 3 emissions, which include air travel.
Brookfield Renewable is committed to developing its people and investing in them by creating opportunities across Brookfield Renewable’s business. As part of Brookfield Renewable’s commitment to its employees, it focuses on diversity, competitive wages and inclusive hiring practices.
Brookfield Renewable is an active contributor in the communities where it conducts business through philanthropic initiatives, but more importantly, through Brookfield Renewable’s approach to ESG factors that impact it. Brookfield Renewable seeks to have transparent and well-established relationships with local stakeholder groups and the communities in which our group operates, which it believes is a key element of successfully operating and developing renewable power facilities. Brookfield Renewable consults and works proactively with local stakeholders and communities potentially affected by the operations of its Operating Entities to ensure that its interests, safety and well-being are appropriately integrated into Brookfield Renewable’s decision making. Brookfield Renewable also seeks to empower employees to participate in and use its resources to give back to communities in which Brookfield Renewable operates.
Brookfield Renewable considers ESG factors throughout the investment process. During due diligence, Brookfield Renewable utilizes its operating and underwriting expertise to identify ESG factors in acquisition targets and uncover opportunities to add value by mitigating risk and capitalizing on opportunities post-investment and incorporate these into the potential return analysis. Factors considered include bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvements. After acquiring or investing in an asset, Brookfield Renewable’s investment teams create a tailored integration plan that, among other things, includes material ESG-related priorities and seeks to actively manage ESG risks and opportunities.
Brookfield Renewable is proud of the commitment it has made to ESG management. The initiatives Brookfield Renewable undertakes and the investments it makes in building its business are guided by Brookfield Renewable’s core set of values around sustainable development and ESG, as it creates a culture and organization that it believes can be successful today and in the future.
Emerging Markets Operations
Brookfield and its predecessor corporations have been invested in Brazil for over 100 years and re-entered the Brazilian renewable power market in 2003. The partnership entered the Colombian market in 2016 with its acquisition of Isagen. Brookfield Renewable and Brookfield employ a number of key practices in managing the various risks associated with the emerging markets in which they operate, including Brazil and Colombia. These practices include the following:
Oversight of Subsidiaries. Brookfield Renewable’s corporate structure has been designed to ensure that Brookfield Renewable controls, or has an appropriate measure of direct oversight over, the operations of the operating entities in Brazil and Colombia. As direct or indirect subsidiaries of Brookfield Renewable, Brookfield Renewable will directly or indirectly control the appointment of a sufficient number of the directors to ensure control over its subsidiaries.
Transfer of Funds. Since the subsidiaries operating in Brazil and Colombia are controlled by our group, Brookfield Renewable is able to determine if and when funds are distributed. Brookfield Renewable maintains internal policies and systems which allows it to monitor the activities of its subsidiaries. In practice, funds are transferred by foreign subsidiaries to our group pursuant to a variety of methods.
Local Management. Local management is appointed by Brookfield Renewable. In addition, from time to time, an operating entity is staffed and managed by several personnel seconded from Brookfield Renewable or Brookfield to subsidiaries in Brazil or Colombia and who become resident in the local jurisdiction, which ensures a degree of oversight and control in the day-to-day operations which would not be present in a passive investment.
Internal Audit. As part of Brookfield Renewable’s internal audit plan, each year Brookfield Renewable’s internal auditor conducts an on-site internal audit with respect to specific matters as instructed by its audit committee. The audit report is reviewed and discussed by the audit committee.
Strategic Direction. The board of directors of the general partner of BEP is responsible for the overall stewardship of Brookfield Renewable and, as such, supervises the management of the business and affairs of Brookfield Renewable. The board of directors of the general partner of BEP and our board of directors is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the partnership and our company, respectively.
In addition to the above practices, many of Brookfield Renewable’s directors and Brookfield’s directors and executive officers have acquired experience conducting business in Brazil and Colombia. The boards of directors of the general partner of BEP and our company are composed of directors residing in Canada, the United States, Bermuda, Brazil and the United Kingdom who have experience with various international issuers. In addition, Brookfield has a global presence and an international network of corporate and regional offices that allows it to work with local management and oversee the operations of our group’s subsidiaries in Brazil, Colombia and elsewhere in the world.
Dividend Policy
Our board of directors may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the BEP units and it is expected that dividends on the BEPC exchangeable shares will continue to be declared at the same time and in the same amount as distributions made on the BEP units to provide holders of the BEPC exchangeable shares with an economic return equivalent to holders of the BEP units. In the event dividends are not declared and paid concurrently with a distribution on the BEP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment, BEP has also agreed not to declare or pay any distribution on the BEP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s FFO.
Future distributions by the partnership will be at the discretion of the board of directors of its general partner, and dividends on the BEPC exchangeable shares also will be made at the discretion of the BEPC board of directors, and while the partnership expects future distributions to be made in accordance with its distribution policy, there can be no assurance that the partnership or our company will make comparable distributions or dividends in the future or at all. See Item 3.D “Risk Factors—We cannot assure you that we will be able to pay dividends equal to the levels currently paid by BEP and holders of BEPC exchangeable shares may not receive dividends equal to the distributions paid on the BEP units and, accordingly, may not receive the intended economic equivalence of those securities”. We cannot assure investors that we will be able to pay dividends equal to the levels currently paid by BEP and holders of BEPC exchangeable shares may not receive dividends equal to the distributions paid on the BEP units and, accordingly, may not receive the intended economic equivalence of those securities.
Brookfield Renewable targets a 5% to 9% annual distribution growth rate in light of growth it foresees in its operations. As a result of the special distribution, BEP’s regular quarterly distribution per BEP unit was reduced to $0.434 such that the aggregate distribution received by a holder of BEP units and BEPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. The distribution and dividend rates for our company and the partnership have been further adjusted to reflect the three-for-two unit/share split of BEP units and BEPC exchangeable shares completed on December 11, 2020, and the board of directors of our company and of the general partner of BEP approved a further 5% increase in their annual distributions and dividends to $1.215 per BEP unit and $1.215 per BEPC exchangeable share, or $0.30375 per BEP unit and $0.30375 per BEPC exchangeable share quarterly, respectively, starting with the distribution to be paid in March 31, 2021 to holders of record as at the close of business on February 26, 2021. This increase reflects the forecasted contribution from our group’s recently commissioned capital projects, as well as the expected cash yield on recent acquisitions.

The Service Provider
Brookfield Asset Management
Brookfield is a leading global alternative asset manager with approximately $600 billion of assets under management across real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale, multifaceted transactions across a wide spectrum of sectors and geographies.
As a global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield’s management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing acquisition opportunities on behalf of itself and institutional investors.
We believe that our ongoing relationship with Brookfield provide us and the partnership with a unique competitive advantage as well as access to opportunities that would otherwise not be available to BEPC. See Item 7.B “Related Party Transactions” for more information.

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of our group. All ownership is 100% unless otherwise indicated.

Brookfield Asset Management Inc.[3]
Service Provider[8]
25.01% LP Interest[2]
0.01% GP Interest[1]
74.99% LP Interest[2]
Public (LP Unitholders)
BROOKFIELD RENEWABLE PARTNERS L.P.[5][6][9] ("BEP")
Bermuda
41.09 % Redeemable/Exchangeable Partnership LP Interest[2]
Public (Preferred Unitholders)
58.07 % LP Interest[2]
Brookfield Renewable Energy L.P.[2][5][6][7][9] ("BRELP")
Bermuda
Holding Entities[4][5][6][7]
Public (Bondholders)
Public (Preferred Shareholders)
Public (Holders of Class A shares)
Brookfield Renewable Partners ULC ("Finco")
Alberta
Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity")
Canada
Brookfield Renewable Corporation ("BEPC")
British Columbia
Operating Entities

(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly owned by Brookfield Asset Management.
(2)     Brookfield’s limited partnership interest in BRELP, held in Redeemable/Exchangeable partnership units, is redeemable for cash or exchangeable for BEP units in accordance with the Redemption-Exchange Mechanism contained in BRELP’s limited partnership agreement, which could result in Brookfield owning approximately 56.09% of BEP’s issued and outstanding BEP units assuming exchange of the Redeemable/Exchangeable partnership units (and including the issued and outstanding BEP units that Brookfield currently also owns).
(3)    As of the date of this Form 20-F, Brookfield owns approximately 48.0% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares.
(4)    Brookfield has provided an aggregate of $5 million of working capital to certain Holding Entities through a subscription for shares.
(5)    Guarantors of Finco Bonds.
(6)    Guarantors of BRP Equity Class A Preference Shares.
(7)    Guarantors of BEP Class A Preferred Units.
(8)    The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.
(9)    BEP has voting control of BRELP by way of a voting agreement.
(10)    As of the date of this Form 20-F, Brookfield, directly and indirectly, holds approximately 26% of BEPC exchangeable shares. In addition, the partnership, which itself is controlled by Brookfield, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, Brookfield and the partnership collectively hold an approximate 81.5% voting interest in our company.

Brookfield Renewable Corporation
Our company is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia and was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. The BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. Our BEPC exchangeable shares are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. BEP’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and its telephone number is +1 441-294-3304.
The partnership is a leading global renewable power company that owns and operates high-quality hydroelectric, wind, solar and biomass power, cogeneration and storage assets in North and South America, Europe and Asia Pacific and represents one of the world’s largest, publicly traded pure-play renewable power portfolios. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The LP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
The Service Provider and Brookfield
The Service Recipients have engaged the Service Provider, an affiliate of Brookfield, to provide management and administration services pursuant to the Master Services Agreement. See Item 4.B “Business Overview—The Service Provider” and Item 6.A “Directors and Senior Management—The Master Services Agreement” for more information on Brookfield and these arrangements.
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2020.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.67
TerraForm Power NY Holdings, Inc.	New York	100
(1)Voting control held through voting agreements with Brookfield Renewable and Brookfield.

4.D    PROPERTY, PLANT AND EQUIPMENT
Our company’s head office is at 250 Vesey Street, 15th Floor, New York NY 10281-1023 and our company’s registered office is at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. Our company is a holding company and our material assets consist solely of interests in our operating subsidiaries. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.

ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A    OPERATING RESULTS
Basis of Presentation
The financial statements of Brookfield Renewable Corporation (“our company“) are prepared in accordance with IFRS as issued by the IASB, which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
Organization of the Management’s Discussion and Analysis

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares (“BEPC exchangeable shares”), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at http://www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the renewable assets that it owns, measured over the long-term. Brookfield Renewable intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see Part 7 – Presentation to Stakeholders and Performance Measurement of this MD&A.
On December 11, 2020, our company completed a three-for-two split of shares by way of a subdivision of shares (the “Share split”), whereby the shareholders of our company received an additional one-half of a share for each share held, resulting in the issuance of approximately 57.4 million BEPC exchangeable shares, 55 BEPC class B shares and 63.2 million BEPC class C shares. The Share split did not dilute shareholders’ equity and the dividend was adjusted to reflect the additional number of shares that are outstanding. All per share amounts and share count disclosures that follow are adjusted to reflect the impact of the Share split retrospectively (a “post-split basis”).
CONTINUITY OF INTEREST
On July 30, 2020, the partnership completed the special distribution of BEPC exchangeable shares to its LP unit holders of record on July 27, 2020 (the “special distribution”). Refer to the Prospectus document filed on SEDAR and with the SEC on June 29, 2020 for more details on the special distribution. Prior to completing the special distribution, our company acquired the United States, Colombian and Brazilian operations of the partnership (“the Business”) from certain of the partnership’s subsidiaries (excluding a 10% interest in certain Brazilian and Colombian operations, which continue to be held by the partnership). The partnership directly and indirectly controlled the Business prior to the special distribution and will continue to control the Business subsequent to the special distribution through its interests in our company. Accordingly, BEPC and its financial position and results of operations have been reflected using Brookfield Renewable’s carrying values prior to the special distribution.
To reflect this continuity of interests, these audited consolidated financial statements provide historical information of our company for the annual periods prior to the special distribution, as previously reported by Brookfield Renewable. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(c) – Special distribution) have been reflected prospectively from the date of the special distribution as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to July 30, 2020 are presented based on the historical financial information for our company as previously reported by Brookfield Renewable. For the period after completion of the special distribution, the results are based on the actual results of our company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As Brookfield Renewable holds all of the BEPC class C shares, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to Brookfield Renewable prior to and after the special distribution.
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of a BEPC exchangeable share or of an LP unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 55,552,862 BEPC exchangeable shares and 6,051,704 LP units, on a post-split basis.
Simultaneously with the completion of the TerraForm Power acquisition, our company entered into voting agreements with the partnership and certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to our company. As a result, our company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to our company is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that were not owned by our company are presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
BASIS OF PRESENTATION
The audited consolidated financial statements of our company have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
The financial statements include a consolidation of the assets, liabilities, revenues, expenses, and cash flows of the Business controlled by the partnership that was contributed to our company effective July 30, 2020. Effective July 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
The financial statements include the assets, liabilities, revenues, expenses, and cash flows of the TerraForm Power business controlled by Brookfield that were acquired by our company on July 31, 2020 through the TerraForm Power acquisition, which is considered to be a transaction between entities under common control. The combined results of TerraForm Power are presented during the periods prior to July 31, 2020 with the interest acquired through the TerraForm Power acquisition presented as non-controlling interests to our company. All intercompany balances, transactions, revenues and expenses within our company have been eliminated.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019	2018
Revenues	$3,087	$3,226	$2,979
Direct operating costs	(1,061)	(1,053)	(1,053)
Management service costs	(152)	(109)	(71)
Interest expense	(816)	(701)	(670)
Depreciation	(1,065)	(983)	(862)
Remeasurement of BEPC exchangeable and BEPC class B shares	(2,561)	—	—
Income tax recovery (expense)	73	(67)	312
Net (loss) income	(2,819)	212	578
	Average FX rates to USD
	€0.88	0.89	0.85
R$	5.16	3.95	3.65
COP	3,693	3,280	2,956
Current Year Variance Analysis (2020 vs 2019)
Revenues totaling $3,087 million for the year ended December 31, 2020 represents a decrease of $139 million over the prior year. On a same store, constant currency basis, revenues decreased by $129 million due to lower generation relative to the prior year when we experienced above-average hydrology conditions. The impact of lower generation was partially offset by higher average pricing which benefited from inflation indexation of our contracts and re-contracting initiatives. The benefit from growth in our portfolio through our recently acquired facilities contributed 734 GWh and $167 million to revenues.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $177 million, which was partially offset by a $133 million favorable foreign exchange impact on our operating, interest and depreciation expenses.
Direct operating costs totaling $1,061 million in 2020 represents an increase of $8 million over the prior year due to cost reduction initiatives across our business and the impact of foreign exchange movements noted above being more than offset by higher power purchases, which are passed through to our customers, and additional costs due to growth from our recently acquired and commissioned facilities.
Management service costs totaling $152 million in 2020 represents an increase of $43 million over the prior year due to the growth of our business.
Interest expense totaling $816 million in 2020 represents an increase of $115 million over the prior year as reduced borrowing costs from our refinancing initiatives and the benefit of foreign exchange movements noted above were more than offset by growth and dividends paid on BEPC exchangeable shares issued in July 2020.
We recognized an expense of $2,561 million on the remeasurement of BEPC exchangeable shares due to the appreciation of the BEP unit price during the period after the BEPC exchangeable shares were issued.
Depreciation expense totaling $1,065 million represents an increase of $82 million over the prior year due to the growth of our business, partially offset by the foreign exchange movements noted above.
Net loss totaled $2,819 million in 2020 compared to net income of $212 million in the prior year due to the above noted items.

Prior Year Variance Analysis (2019 vs 2018)
Revenues totaling $3,226 million for the year ended December 31, 2019 represents an increase of $247 million over the prior year. On a same store and constant currency basis, revenues increased $142 million, primarily due to the benefit from higher average realized prices attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on uncontracted volumes, which together contributed $116 million to revenues. Higher generation contributed a $26 million increase to revenues relative to the prior year due to above average hydrology conditions, primarily in the United States. Recently acquired and commissioned facilities contributed an additional $233 million to revenues.
The strengthening of the United States dollar relative to the prior year reduced revenues by $128 million, which was partially offset by a favorable foreign exchange impact on operating, interest and depreciation expenses for the year.
Direct operating costs totaling $1,053 million in 2019 was consistent with the prior year, driven by cost-savings realized across our businesses and the favorable impact of foreign exchange noted above, which were mostly offset due to the growth of our business.
Management service costs totaling $109 million in 2019 represents an increase of $38 million over the prior year due to the growth of our business.
Interest expense totaling $701 million in 2019 represents an increase of $31 million over the prior year as the benefit of recent refinancing activities that reduced the average cost of borrowing of our business and the benefit of foreign exchange movements noted above were more than offset due to the growth of our company.
Net income totaled $212 million in 2019 compared to $578 million in the prior year due to the above noted items.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	December 31, 2020	December 31, 2019
Current assets	$1,584	$1,363
Property, plant and equipment, at fair value	36,097	32,647
Total assets	39,473	35,757
Non-recourse borrowings	12,822	11,958
Deferred income tax liabilities	4,200	3,590
BEPC exchangeable shares and class B shares	7,430	—
Total equity in net assets	11,725	17,874
Total liabilities and equity	39,473	35,757
	FX rates to USD
	€0.82	0.89
R$	5.20	4.03
COP	3,432	3,277
Property, plant and equipment
Property, plant and equipment totaled $36.1 billion as at December 31, 2020 compared to $32.6 billion as at December 31, 2019. The increase of $3.5 billion was primarily attributable to a $3.7 billion annual revaluation which recognized the benefit of lower discount rates and continued successful implementation of our cost savings and revenue enhancing initiatives. The acquisition of 100 MW of concentrated solar power facilities in Spain increased property, plant and equipment by $661 million and capitalized additions relating to the sustaining capital expenditures of our hydroelectric business and our ongoing construction of development projects increased property, plant and equipment by $865 million. These increases were partially offset by depreciation expense and the devaluation of the Brazilian real and the Colombian peso against the U.S. dollar, which resulted in a net decrease to property, plant and equipment of $1,689 million.
See Note 10 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with Brookfield Renewable and Brookfield.
Since inception, Brookfield Renewable has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the special distribution to include, among other things, our company as a service recipient.
Our company sells electricity to Brookfield through a single long-term PPA across the company’s New York hydroelectric facilities.
In 2011, on formation of Brookfield, Brookfield Renewable transferred certain development projects to our company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. These projects have been transferred to our company as part of the special distribution.

Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
Our company participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, our company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), our company, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2020, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management.
In addition, our company has executed other agreements with Brookfield and the partnership that are described in Note 26 – Related party transactions in the audited consolidated financial statements. For a description of certain of our agreements with Brookfield and the partnership, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2020.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2020	2019	2018
Revenues
Power purchase and revenue agreements	$361	$387	$300

Direct operating costs
Energy purchases	$(10)	$(10)	$(11)
Energy marketing & other services	(17)	(26)	(39)
Insurance expense(1)	(21)	(18)	(17)
	$(48)	$(54)	$(67)
Interest expense
Borrowings	$(1)	$(4)	$(9)
Management service costs	$(152)	$(109)	$(71)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of the company. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2020 were nil (2019: less than $1 million and 2018: less than $1 million). Beginning in 2020, insurance services were paid for directly to external insurance providers.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2020	2019
Current assets
Due from related parties
Amounts due from	Brookfield	$13	$20
	The partnership	392	156
	Equity-accounted investments and other	7	6
		$412	$182
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$2	$7

Current liabilities
Due to related parties
Amounts due to	Brookfield	$18	$19
	The partnership	513	179
	Equity-accounted investments and other	5	3
		536	201
Share-settlement liability(1)	The partnership	158	—
		$694	$201
Non-current liabilities
Due to related parties
Amounts due to	Equity-accounted investments and other	$1	$2
(1)Refer to Note 25 – Commitments, contingencies and guarantees of our company’s audited annual consolidated financial statements for additional information on the company’s litigation matters.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company’s chief operating decision maker, which we refer to as “CODM”, manages our company, evaluates financial results, and makes key operating decisions. See “Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020 and 2019
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric	13,333	14,990	$856	$1,043	$568	$690	$417	$518	$198	$253
Wind	1,538	647	130	60	85	38	48	21	(12)	(7)
Solar	271	—	71	—	57	—	33	—	18	—
Energy transition	436	374	81	64	41	30	30	19	(15)	(3)
Corporate	—	—	—	—	—	—	(126)	(78)	(2,927)	(78)
Total	15,578	16,011	$1,138	$1,167	$751	$758	$402	$480	$(2,738)	$165

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2020	2019
Generation (GWh) – actual	13,333	14,990
Revenue	$856	$1,043
Other income	52	21
Direct operating costs	(340)	(374)
Adjusted EBITDA	568	690
Interest expense	(135)	(150)
Current income taxes	(16)	(22)
Funds From Operations	$417	$518
Depreciation	(232)	(241)
Deferred taxes and other	13	(24)
Net income	$198	$253
Funds From Operations at our hydroelectric business were $417 million in 2020 versus $518 million in the prior year as the benefits from higher average revenue per MWh due to inflation indexation of our contracts, a positive ruling regarding historical under allocations of generation to our facilities under the centralized pooling mechanism in Brazil and cost reduction initiatives were more than offset by generation that was 11% below the prior year in which we benefited from above average generation. Funds From Operations was also impacted by the weakening of the Brazilian reais and Colombian peso against the United States dollar.
Net income attributable to the partnership in 2020 decreased $55 million over the prior year due to the above noted decrease in Funds From Operations, partly offset by lower non-cash depreciation expense due to the foreign exchange impact noted above.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2020	2019
Generation (GWh) – actual	1,538	647
Revenue	$130	$60
Other income	2	—
Direct operating costs	(47)	(22)
Adjusted EBITDA	85	38
Interest expense	(34)	(16)
Current income taxes	(3)	(1)
Funds From Operations	$48	$21
Depreciation	(80)	(39)
Deferred taxes and other	20	11
Net loss	$(12)	$(7)
Funds From Operations at our wind business were $48 million in 2020 versus $21 million in the prior year primarily due to the contribution from our investment in TerraFrom Power ($27 million and 922 GWh). On a same store basis, Funds From Operations were consistent with the prior year as the benefit from inflation indexation of our contracts and operating cost reduction initiatives were offset by lower resources.

Net loss attributable to the partnership in 2020 increased $5 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation expense.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS)	2020
Generation (GWh) – actual	271
Revenue	$71
Other income	3
Direct operating costs	(17)
Adjusted EBITDA	57
Interest expense	(24)
Funds From Operations	$33
Depreciation	(19)
Deferred taxes and other	4
Net income	$18
Funds From Operations and Net income attributable to Brookfield Renewable at our solar business were $33 million and $18 million, respectively, following our investment in TerraForm Power. The business continues to perform in line with expectations.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition for the year ended December 31:

(MILLIONS)	2020	2019
Generation (GWh) – actual	436	374
Revenue	$81	$64
Direct operating costs	(40)	(34)
Adjusted EBITDA	41	30
Interest expense	(11)	(10)
Current income taxes	—	(1)
Funds From Operations	30	19
Depreciation	(30)	(21)
Deferred taxes and other	(15)	(1)
Net loss	$(15)	$(3)
Funds From Operations at our energy transition business were $30 million in 2020 compared to $19 million in the prior year due to the contribution from our investment in TerraForm Power ($18 million and 119 GWh).
Net loss attributable to the partnership in 2020 increased $12 million over prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation expense and higher non-cash accretion expenses.

CORPORATE
Management service costs totaling $126 million increased $48 million compared to the prior year due to the growth of our business.
Due to the exchange feature of the BEPC exchangeable shares and the cash redemption feature of the BEPC class B shares, the BEPC exchangeable shares and BEPC class B shares are classified as financial liabilities with remeasurement gains or losses recorded to net income. Remeasurement losses of $2,561 million were recorded in 2020 due to the appreciation of the BEP unit price.
In 2020, we recognized a provision of $231 million at our subsidiary, TerraForm Power, relating to a litigation that predates the 2017 acquisition of an initial 51% interest in TerraForm Power by our company and its institutional partners.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric	14,990	14,575	$1,043	$979	$690	$617	$518	$441	$253	$120
Wind	647	683	60	70	38	49	21	31	(7)	1
Energy transition	374	519	64	71	30	37	19	25	(3)	4
Corporate	—	—	—	—	—	—	(78)	(53)	(78)	(53)
Total	16,011	15,777	$1,167	$1,120	$758	$703	$480	$444	$165	$72

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2019	2018
Generation (GWh) – actual	14,990	14,575
Revenue	$1,043	$979
Other income	21	12
Direct operating costs	(374)	(374)
Adjusted EBITDA	690	617
Interest expense	(150)	(163)
Current income taxes	(22)	(13)
Funds From Operations	$518	$441
Depreciation	(241)	(278)
Deferred taxes and other	(24)	(43)
Net income	$253	$120
Funds From Operations at our hydroelectric business were $518 million in 2019 versus $441 million in the prior year due to higher same store generation (3% above prior year), a positive ruling reaffirming the historical generation of our facilities, and growth of our portfolio through development projects that contributed 63 GWh and $2 million to Funds From Operations. In addition, we benefited from cost-reduction initiatives and higher pricing due to the inflation indexation of our contracts and re-contracting efforts. The increases were partially offset by the weakening of the Brazilian reais and Colombian peso against the United States dollar.
Net income attributable to the partnership in 2019 increased $133 million over the prior year due to the above noted increase in Funds From Operations and lower non-cash depreciation expense due to the foreign exchange impact noted above.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2019	2018
Generation (GWh) – actual	647	683
Revenue	$60	$70
Other income	—	1
Direct operating costs	(22)	(22)
Adjusted EBITDA	38	49
Interest expense	(16)	(17)
Current income taxes	(1)	(1)
Funds From Operations	$21	$31
Depreciation	(39)	(35)
Deferred taxes and other	11	5
Net (loss) income	$(7)	$1
Funds From Operations at our wind business were $21 million in 2019 versus $31 million in the prior year due to lower generation (5% lower than prior year), lower average realized prices due to a commercial initiative that benefited the prior year and the weakening of the Brazilian reais versus the United States dollar.

Net loss attributable to the partnership in 2019 was $7 million versus net income of $1 million in the prior year primarily due to the above noted decrease in Funds From Operations.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS)	2019	2018
Generation (GWh) – actual	374	519
Revenue	$64	$71
Other income	—	(3)
Direct operating costs	(34)	(31)
Adjusted EBITDA	30	37
Interest expense	(10)	(12)
Current income taxes	(1)	—
Funds From Operations	$19	$25
Depreciation	(21)	(23)
Deferred taxes and other	(1)	2
Net (loss) income	$(3)	$4
Funds From Operations at our energy transition business were $19 million in 2019 compared to $25 million in the prior year due to lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Net loss attributable to the partnership in 2019 totaled $3 million compared to net income of $4 million in the prior year due to the above noted decrease in Funds From Operations.
CORPORATE
Management service costs in 2019 totaling $78 million increased $25 million compared to the prior year due to the growth of our business.

RECONCILIATION OF NON-IFRS MEASURES
The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2020:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$856	$130	$71	$81	$—	$1,138	$(40)	$1,989	$3,087
Other income	52	2	3	—	—	57	(1)	43	99
Direct operating costs	(340)	(47)	(17)	(40)	—	(444)	20	(637)	(1,061)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	21	—	21
Adjusted EBITDA	568	85	57	41	—	751	—	1,395
Management service costs	—	—	—	—	(126)	(126)	—	(26)	(152)
Interest expense(1)	(135)	(34)	(24)	(11)	—	(204)	9	(505)	(700)
Current income taxes	(16)	(3)	—	—	—	(19)	—	(42)	(61)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(9)	—	(9)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(822)	(822)
Funds From Operations	417	48	33	30	(126)	402	—	—
Depreciation	(232)	(80)	(19)	(30)	—	(361)	11	(715)	(1,065)
Foreign exchange and financial instrument gain (loss)	6	20	—	(6)	(9)	11	4	59	74
Deferred income tax recovery (expense)	27	18	6	3	22	76	—	58	134
Other	(20)	(18)	(2)	(12)	(137)	(189)	1	(305)	(493)
Dividends on BEPC exchangeable shares(1)	—	—	—	—	(116)	(116)	—	—	(116)
Remeasurement of exchangeable and BEPC class B shares	—	—	—	—	(2,561)	(2,561)	—	—	(2,561)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(16)	—	(16)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	903	903
Net income (loss) attributable to the partnership	$198	$(12)	$18	$(15)	$(2,927)	$(2,738)	$—	$—	$(2,738)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $81 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.Total interest expense of $816 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	$1,043	$60	$64	$—	$1,167	$(52)	$2,111	$3,226
Other income	21	—	—	—	21	(1)	59	79
Direct operating costs	(374)	(22)	(34)	—	(430)	21	(644)	(1,053)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	32	—	32
Adjusted EBITDA	690	38	30	—	758	—	1,526
Management service costs	—	—	—	(78)	(78)	—	(31)	(109)
Interest expense	(150)	(16)	(10)	—	(176)	10	(535)	(701)
Current income taxes	(22)	(1)	(1)	—	(24)	—	(40)	(64)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(920)	(920)
Funds From Operations	518	21	19	(78)	480	—	—
Depreciation	(241)	(39)	(21)	—	(301)	10	(692)	(983)
Foreign exchange and financial instrument gain (loss)	10	—	—	—	10	—	(5)	5
Deferred income tax recovery (expense)	(11)	5	—	—	(6)	—	3	(3)
Other	(23)	6	(1)	—	(18)	—	(179)	(197)
Share of earnings from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Net income attributable to non-controlling interests	—	—	—	—	—	—	873	873
Net income (loss) attributable to the partnership	$253	$(7)	$(3)	$(78)	$165	$—	$—	$165
(1)Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $47 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

	Attributable to Brookfield Renewable					Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	$979	$70	$71	$—	$1,120	$(58)	$1,917	$2,979
Other income	12	1	(3)	—	10	—	31	41
Direct operating costs	(374)	(22)	(31)	—	(427)	21	(647)	(1,053)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	37	—	37
Adjusted EBITDA	617	49	37	—	703	—	1,301
Management service costs	—	—	—	(53)	(53)	—	(18)	(71)
Interest expense	(163)	(17)	(12)	—	(192)	11	(489)	(670)
Current income taxes	(13)	(1)	—	—	(14)	—	(14)	(28)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(11)	—	(11)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(780)	(780)
Funds From Operations	441	31	25	(53)	444	—	—
Depreciation	(278)	(35)	(23)	—	(336)	10	(536)	(862)
Foreign exchange and financial instrument gain (loss)	(10)	—	1	—	(9)	(1)	67	57
Deferred income tax recovery (expense)	(6)	2	—	—	(4)	—	344	340
Other	(27)	3	1	—	(23)	—	(149)	(172)
Share of earnings from equity-accounted investments	—	—	—	—	—	(9)	—	(9)
Net income attributable to non-controlling interests	—	—	—	—	—	—	274	274
Net income (loss) attributable to the partnership	$120	$1	$4	$(53)	$72	$—	$—	$72
(1)Share of earnings from equity-accounted investments of $17 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $506 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	December 31, 2020	December 31, 2019
Our company's share of cash and cash equivalents	$134	$25
Authorized credit facilities(1)	2,150	2,150
	2,284	2,175
Available portion of subsidiary credit facilities	347	174
Brookfield Renewable group liquidity on a proportionate basis	639	346
Available liquidity	$3,270	$2,695
(1)Includes the $1,750 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Asset Management.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDENDS POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units to provide holders of the BEPC exchangeable shares with an economic return equivalent to holders of the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ending December 31, 2020. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5% increase in its annual distribution to $1.215 per LP unit, or $0.30375 per LP unit quarterly, starting with the distribution payable in March 2021. This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2020			2019
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate	Term (years)	Total	Interest rate	Term (years)	Total
Proportionate non-recourse borrowings
Hydroelectric	4.7%	8	2,690	5.9%	9	$2,447
Wind	3.7%	10	1,043	5.8%	10	238
Solar	3.4%	13	1,302	—%	—	—
Energy transition	4.1%	10	488	5.0%	6	174
	4.2%	10	5,523	5.9%	9	2,859
Proportionate unamortized financing fees, net of unamortized premiums			(25)			(21)
			5,498			2,838
Equity-accounted borrowings			(164)			(168)
Non-controlling interests			7,488			9,288
As per IFRS Statements			$12,822			$11,958

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest payable on a proportionate basis as at December 31, 2020:

(MILLIONS)	2021	2022	2023	2024	2025	Thereafter	Total
Debt principal repayments
Non-recourse borrowings
Credit facilities	$21	$11	$100	$—	$—	$—	$132
Hydroelectric	—	210	90	79	149	1,302	1,830
Wind	—	9	109	—	—	221	339
Solar	—	—	106	—	—	184	290
Energy transition	—	—	28	—	152	—	180
	21	230	433	79	301	1,707	2,771
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	62	65	63	66	59	443	758
Wind	63	65	62	68	60	372	690
Solar	72	64	64	69	71	656	996
Energy transition	27	25	26	19	13	198	308
	224	219	215	222	203	1,669	2,752
Total	$245	$449	$648	$301	$504	$3,376	$5,523
Interest payable(1)
Non-recourse borrowings
Hydroelectric	$124	$111	$110	$105	$93	$352	$895
Wind	42	39	35	31	28	106	281
Solar	54	50	43	38	35	149	369
Energy transition	14	11	12	14	9	21	81
Total	$234	$211	$200	$188	$165	$628	$1,626
(1)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable-rate interest payments have been calculated based on estimated interest rates.
Management remains focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. Management does not anticipate material issues in addressing the borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.

CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, Brookfield Renewable will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.15 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows for the years ended December 31:

(MILLIONS)	2020	2019	2018
Cash flow provided by (used in):
Operating activities	$992	$1,356	$1,193
Financing activities	(475)	(288)	(60)
Investing activities	(478)	(1,102)	(1,042)
Foreign exchange gain (loss) on cash	12	(4)	(11)
Increase (Decrease) in cash and cash equivalents	$51	$(38)	$80
Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2020, net of working capital changes, totaled $1,002 million compared to $1,380 million in 2019 and $1,226 million in 2018, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2020	2019	2018
Trade receivables and other current assets	$42	$(44)	$(20)
Accounts payable and accrued liabilities	8	(6)	—
Other assets and liabilities	(60)	26	(13)
	$(10)	$(24)	$(33)
Financing Activities
Cash flows used in financing activities totaled $475 million for the year ended December 31, 2020 as the proceeds raised from non-recourse financings and capital contributions from both our company's non-controlling interest and partnership to fund the growth of our business through the investing activities noted below were partially offset by the repayment of borrowings and the share issuance costs associated with the special distribution of BEPC exchangeable shares. Distributions paid during the year ended December 31, 2020 to the partnership and distributions paid to participating non-controlling interests in operating subsidiaries totaled $748 million.
Cash flow used in financing activities for the year ended December 31, 2019 totaled $288 million. During the year, distributions paid to non-controlling interests and to the partnership totaled $673 million and $628 million, respectively, partially offset by capital contributions from our company’s non-controlling interest of $294 million and net related party borrowings of $122 million. Net proceeds of $610 million were received from non-recourse financings to fund the growth of our business through the investing activities noted below.

Cash flow used in financing activities for the year ended December 31, 2018 totaled $60 million. During the year, distributions paid to non-controlling interests and to the partnership totaled $509 million and $495 million, respectively. Repayments of related party borrowings totaled $185 million. This was partially offset by capital contributions from our company’s non-controlling interest and from the partnership of $650 million and $229 million, respectively, to support growth, as well as proceeds from project financings of $250 million, net of repayments.
Investing Activities
Cash flows used in investing activities totaled $478 million for the year ended December 31, 2020. Our growth initiatives included the acquisition of 100 MW of solar assets in Spain totaling $105 million, net of cash acquired and our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar development projects in Brazil, totaling $373 million for the year ended December 31, 2020, which were funded by our financing activities noted above.
Cash flows used in investing activities totaled $1,102 million for the year ended December 31, 2019. The cash used to acquire a 320 MW distributed generation solar facility in the United States totaled $732 million, net of cash acquired. Our continued investment in property, plant and equipment, including our development projects in Brazil, was $406 million.
Cash flows used in investing activities totaled $1,042 million for the year ended December 31, 2018. The cash used to acquire Saeta, a Spanish renewable power company with over 1,000 MW of solar and wind facilities totaled $927 million, net of cash acquired. Our continued investment in property, plant and equipment, including our development projects in Brazil, was $207 million.
SHARES OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares held by the public shareholders and BEPC class B and BEPC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(SHARES)	December 31, 2020
BEPC exchangeable shares	172,180,417
BEPC class B shares	165
BEPC class C shares	189,600,000
In conjunction with the special distribution and the Terraform Power acquisition, our company issued approximately 172.3 million BEPC exchangeable shares, 165 BEPC class B shares and 189.6 million BEPC class C shares, on a post-split basis. BEPC exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of an LP unit. Our company has the option to satisfy the exchange either by delivering an LP unit or the cash equivalent of an LP unit. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ending December 31, 2020. During the year ended December 31, 2020, our shareholders exchanged 136,520 BEPC exchangeable shares for an equivalent number of LP units, on a post-split basis. Class B shares and BEPC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of BEPC class B or BEPC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and the cash redemption feature of the BEPC class B and BEPC class C shares, the BEPC exchangeable shares, BEPC class B shares, and BEPC class C shares are classified as financial liabilities. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the year ended December 31, 2020, our company paid dividends of $100 million on its BEPC exchangeable shares outstanding. Dividends on our BEPC exchangeable shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2020, we announced that the TSX accepted a notice filed by our company of its intention to commence a normal course issuer bid to repurchase outstanding BEPC exchangeable shares. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” in our Form 20-F for the annual period ending December 31, 2020 for further details.
As at the date of this report, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including Brookfield Renewable, hold an approximate 18.5% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 25 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its subsidiary credit facilities for general purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2020, letters of credit issued amounted to $687 million (2019: $639 million).
In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. Refer to Note 25 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details. See Item 3.D “Risk Factors – Risks Relating to Our Operations and the Renewable Power Industry – We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 4.B “Business Overview – Governmental, Legal and Arbitration Proceeding – Claim relating to TerraForm Power’s First Wind Acquisition” in our Form 20-F for the annual period ending December 31, 2020.
Two subsidiaries of our company fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable., and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

PART 6 – SELECTED QUARTERLY AND ANNUAL INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION RELATED TO THE PARTNERSHIP
As the market price of BEPC exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following historical operational and financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2020	2019	2018
Operational information:
Capacity (MW)	18,844	18,883	17,419
Total generation (GWh)
Actual generation	52,782	52,560	52,056
Proportionate generation (GWh)
Actual generation	26,052	26,038	25,753
Average revenue ($ per MWh)	81	78	75
Additional financial information:
Net income (loss) attributable to Unitholders (1)	$ (304)	$ (103)	$ 80
Basic earnings (loss) per LP unit(2)(3)	(0.61)	(0.26)	0.07
Consolidated Adjusted EBITDA	2,762	2,893	2,670
Proportionate Adjusted EBITDA	1,614	1,444	1,323
Funds From Operations	807	761	676
Funds From Operations per Unit(1)(3)(4)	1.32	1.30	1.15
Distribution per LP unit(3)	1.16	1.10	1.05
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2020	2019	2018
Property, plant and equipment, at fair value	$ 44,590	$ 41,055	$ 38,177
Equity-accounted investments	971	937	684
Total assets	49,722	46,196	43,508
Total borrowings	18,082	17,300	16,546
Deferred income tax liabilities	5,515	4,855	4,355
Other liabilities	4,358	3,561	3,205
Participating non-controlling interests – in operating subsidiaries	11,100	11,086	10,289
General partnership interest in a holding subsidiary held by Brookfield	56	68	67
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,721	3,317	3,266
Class A shares of Brookfield Renewable Corporation	2,408	—	—
Preferred equity	609	597	568
Preferred limited partners’ equity	1,028	833	707
Limited partners’ equity	3,845	4,579	4,505
Total liabilities and equity	49,722	46,196	43,508
Debt-to-total capitalization(5)	27%	34%	34%
(1)Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, LP units and BEPC exchangeable shares.
(2)For the year ended December 31, 2020, average LP units totaled 271.1 million (2019: 268.3 million, 2018: 270.4 million, 2017: 260.2 million, 2016: 234.6 million).
(3)Adjusted to reflect the three-for-two split of Units by way of a subdivision of Units (the “Unit split”), effective December 11, 2020, whereby Unitholders received an additional one-half of a Unit for each Unit held, resulting in the issuance of 91.6 million LP units, 64.8 million Redeemable/Exchangeable partnership units, 57.4 million BEPC exchangeable shares and 1.3 million units of GP interest.
(4)Average Units outstanding for the year ended December 31, 2020 totaled 609.5 million (2019: 583.5 million, 2018: 585.6 million, 2017: 575.4 million, and 2016: 549.8 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(5)Based on market value of Preferred equity, Preferred limited partners’equity, and Unitholder equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2020				2019
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$746	$724	$764	$853	$781	$736	$859	$850
Net (loss) income	(1,632)	(1,297)	15	95	(42)	31	110	113
Net (loss) income attributable to the partnership	(1,516)	(1,295)	(1)	74	37	3	65	60

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2020 and 2019
The following chart reflects the generation and summary financial figures of our company on a proportionate basis for the three months ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric	2,954	3,469	$173	$255	$132	$155	$86	$117	$67	$67
Wind	756	139	62	10	38	6	19	2	19	(1)
Solar	114	—	35	—	26	—	11	—	—	—
Energy transition	147	67	32	13	19	8	14	5	5	(2)
Corporate	—	—	—	—	—	—	(45)	(27)	(1,607)	(27)
Total	3,971	3,675	$302	$278	$215	$169	$85	$97	$(1,516)	$37

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2020:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$173	$62	$35	$32	$—	$302	$(10)	$454	$746
Other income	35	2	—	—	—	37	(1)	34	70
Direct operating costs	(76)	(26)	(9)	(13)	—	(124)	5	(161)	(280)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	6	—	6
Adjusted EBITDA	132	38	26	19	—	215	—	327
Management service costs	—	—	—	—	(45)	(45)	—	(1)	(46)
Interest expense(1)	(40)	(16)	(15)	(5)	—	(76)	2	(105)	(179)
Current income taxes	(6)	(3)	—	—	—	(9)	—	(26)	(35)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(195)	(195)
Funds From Operations	86	19	11	14	(45)	85	—	—
Depreciation	(61)	(29)	(14)	(10)	—	(114)	3	(148)	(259)
Foreign exchange and financial instrument gain (loss)	(2)	6	2	(5)	—	1	1	61	63
Deferred income tax recovery (expense)	38	14	5	5	22	84	—	82	166
Other	6	9	(4)	1	(136)	(124)	1	(306)	(429)
Dividends on BEPC exchangeable shares(1)	—	—	—	—	(50)	(50)	—	—	(50)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,398)	(1,398)	—	—	(1,398)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(5)	—	(5)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	311	311
Net income (loss) attributable to the partnership	$67	$19	$—	$5	$(1,607)	$(1,516)	$—	$—	$(1,516)
(1)Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $116 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $229 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2019:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	$255	$10	$13	$—	$278	$(11)	$514	$781
Other income	1	—	—	—	1	(1)	23	23
Direct operating costs	(101)	(4)	(5)	—	(110)	5	(163)	(268)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	7	—	7
Adjusted EBITDA	155	6	8	—	169	—	374
Management service costs	—	—	—	(27)	(27)	—	(10)	(37)
Interest expense	(35)	(4)	(2)	—	(41)	3	(147)	(185)
Current income taxes	(3)	—	(1)	—	(4)	—	(12)	(16)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(3)	—	(3)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(205)	(205)
Funds From Operations	117	2	5	(27)	97	—	—
Depreciation	(57)	(11)	(6)	—	(74)	2	(201)	(273)
Foreign exchange and financial instrument gain (loss)	5	—	1	—	6	(1)	22	27
Deferred income tax recovery (expense)	15	4	—	—	19	—	11	30
Other	(13)	4	(2)	—	(11)	—	(116)	(127)
Share of earnings from equity-accounted investments	—	—	—	—	—	(1)	—	(1)
Net income attributable to non-controlling interests	—	—	—	—	—	—	284	284
Net income (loss) attributable to the partnership	$67	$(1)	$(2)	$(27)	$37	$—	$—	$37
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $79 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect our company against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 4 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines our company’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
'- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2020, Brookfield Renewable had approximately 84% of 2021 (2019: 95% of 2020) production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts.

Foreign currency	We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, and Colombian peso – related to operations, anticipated transactions, and certain foreign currency debt.
'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 45% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 15% of our portfolio cash flow, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure currencies in South America – representing 40% of our portfolio cash flow – due to the high costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our variable-rate debt.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed-rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed-rates on certain anticipated future debt issuances
- Our proportionate floating rate exposure represents 15% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our variable-rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Financial Risk	Description of Risk	Management of Risk
Credit
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

'- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2020, 95% (2019: 81%) of Brookfield Renewable’s trade receivables were current

Liquidity	We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend payments to shareholders. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to our company to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio. Refer to Note 16 – Capital Management of the annual audited consolidated financial statements for further disclosures.
'- As at December 31, 2020, available group liquidity was $3.3 billion. Liquidity is comprised of the group's proportionate share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and share of subsidiary credit facilities. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2020 and December 31, 2019 and for each of the years in the three years ended December 31, 2020 are prepared in accordance with IFRS as issued by the IASB, which requires the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
CRITICAL ESTIMATES
Our company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the audited consolidated financial statements relate to the following:
(i)Property, plant and equipment
The fair value of our company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 10 – Property, plant and equipment, at fair value in our company's audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of our company’s property, plant and equipment. See Note 1(t)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our company's audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Our company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 4 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.

(iii)Deferred income taxes
The audited consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the audited consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse based on future taxable income.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The following are the critical judgments that have been made in applying the accounting policies used in the audited consolidated financial statements and that have the most significant effect on the amounts in the audited consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of our company. Our company exercises judgment in determining whether non-wholly owned subsidiaries are controlled by our company. Our company’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) our company’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions by considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions. The company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income (loss), consolidated statements of comprehensive income (loss), consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of the combined entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to our company’s property, plant and equipment is described in Note 1(i) – Property, plant and equipment and revaluation method in the audited consolidated financial statements of our company. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, our company determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as our company has twenty-year capital plans, and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Our company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2028 in Colombia and 2024 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, our company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv) Financial instruments
The accounting policy relating to our company’s financial instruments is described in Note 1(m) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to our company’s income taxes is described in Note 1(o) – Income taxes in the audited consolidated financial statements of our company. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
There have been no new changes to IFRS with an impact on our company in 2020.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IFRS 9 and IFRS 7: Disclosures
Interbank offered rates (“IBOR”) reform refers to the global reform of interest reference rates, which includes the replacement of specified IBORs with alternative benchmark rates. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. The company adopted Interest Rate Benchmark Reform – Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“Phase I Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The Phase I Amendments provided clarity where uncertainty could arise in the lead-up to transition. The IBOR Phase I Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date.
The IBOR Phase I Amendments provide temporary relief from applying specific hedge accounting requirements to the company’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The relief provided has the effect that the company should not have to discontinue hedging relationships solely due to the uncertainty arising from IBOR reform. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the company assumes the interest rate benchmarks associated with the company’s hedges are generally not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The Phase I Amendments had no impact on the company since these amendments enable the company to continue hedge accounting for hedging relationships which have been previously designated.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
SUBSEQUENT EVENTS
Subsequent to year-end, the company, alongside institutional partners, entered into a commitment to invest COP 411 billion ($111 million) to acquire a 40 MW hydroelectric portfolio in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with the company expected to hold a 24% interest.
Subsequent to year-end, the company, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with the company expected to hold a 24% interest.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(t)(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
The reporting to the CODM was revised during the year to incorporate the energy transition business of the company. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our audited annual consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net

Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly and Annual Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess performance before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our audited annual consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation.

Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”
PRICE RANGE AND TRADING VOLUME OF THE BEP UNITS
The BEP units are listed and posted for trading on the NYSE under the symbol “BEP”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the NYSE for the periods indicated, in United States dollars, which has been recast for all periods indicated to reflect the share/unit split completed in December 2020 (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	($)	($)
2021
January 1, 2021 – February 22, 2021	49.87	41.68	21,610,310.00
2020
January 1, 2020 – March 31, 2020	30.75	16.04	47,797,609.00
April 1, 2020 – June 30, 2020	27.99	20.95	37,233,423.00
July 1, 2020 – September 30, 2020	35.14	25.55	44,736,769.00
October 1, 2020 – December 31, 2020	43.42	33.96	35,037,055.00
2019
January 1, 2019 – March 31, 2019	17.04	13.81	18,006,155.00
April 1, 2019 – June 30, 2019	18.53	16.36	14,085,648.00
July 1, 2019 – September 30, 2019	21.77	18.5	15,803,335.00
October 1, 2019 – December 31, 2019	25.97	21.46	19,273,977.00
2018
January 1, 2018 – March 31, 2018	18.7	15.88	9,841,496.00
April 1, 2018 – June 30, 2018	16.99	15.76	10,256,347.00
July 1, 2018 – September 30, 2018	17.1	15.99	11,885,407.00
October 1, 2018 – December 31, 2018	16.44	13.06	17,449,994.00

The BEP units are listed and posted for trading on the TSX under the symbol “BEP.UN”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the TSX for the periods indicated, in Canadian dollars, which has been recast for all periods indicated to reflect the share/unit split completed in December 2020 (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	(C$)	(C$)
2021
January1, 2021 – February 22, 2021	63.39	55.34	10,741,509
2020
January 1, 2020 – March 31, 2020	50.9	29.16	38,627,005
April 1, 2020 – June 30, 2020	49.07	37.11	22,741,858
July 1, 2020 – September 30, 2020	51.2	36.23	25,855,401
October 1, 2020 – December 31, 2020	55.76	44.83	22,341,386
2019
January 1, 2019 – March 31, 2019	28.51	23.61	16,072,348
April 1, 2019 – June 30, 2019	30.69	27.61	13,087,279
July 1, 2019 – September 30, 2019	36.05	30.35	14,892,532
October 1, 2019 – December 31, 2019	42.97	35.73	23,970,699
2018
January 1, 2018 – March 31, 2018	29.26	25.73	13,332,777
April 1, 2018 – June 30, 2018	27.66	25.51	10,351,560
July 1, 2018 – September 30, 2018	27.85	25.91	9,941,242
October 1, 2018 – December 31, 2018	26.35	22.21	14,209,402

5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
None.
5.D    TREND INFORMATION
See Item 4.B “Business Overview — Renewable Power Growth Opportunity” to understand our global renewable power drivers, core markets and growth opportunities.
See Item 5.A “Operating Results” for information on the following trend information:
•“— Financial Performance Review on Proportionate Information” (variability of generation);
•“— Liquidity and Capital Resources” (funding of growth initiatives, capital expenditures, distributions and general business purposes); and
•“— Contract Profile” (Funds From Operations).
5.E    OFF-BALANCE SHEET ARRANGEMENTS
Other than the available portion of credit facilities disclosed in Item 5.A “Operating Results”, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
See Item 5.A “Operating Results – Liquidity and Capital Resources”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT

The BEPC Board of Directors
The following table presents certain information concerning the board of directors of BEPC:

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	72	Chair	Vice Chair of Brookfield Asset Management

Scott Cutler Utah, United States	51	Director	Chief Executive Officer of StockX

Eleazar de Carvalho Filho(2)(5) Sao Paulo, Brazil	62	Director	Founder of Virtus BR Partners; Founder of Sinfonia Consultoriae Participações; director of TechnipFMC plc, Grupo Pão de Açúcar, Cnova N.V.; Chairman of Oi S.A.

Nancy Dorn(3) Georgia, United States	62	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	81	Director	Director

Lou Maroun(3) Warwick, Bermuda	70	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and director and Chairman of Summit Industrial Income REIT

Sachin Shah Ontario, Canada	44	Director	Managing Partner and Chief Investment Officer of Brookfield Asset Management; Vice Chair of Brookfield Renewable

Stephen Westwell(2) London, United Kingdom	62	Director	Director

Patricia Zuccotti(2) Washington, United States	73	Director	Director
(1)The business address for each of the directors is 73 Front Street, 5th floor, Hamilton, HM 12, Bermuda.
(2)Member of the BEPC audit committee. Patricia Zuccotti is the chair of the BEPC audit committee and the BEPC audit committee financial expert. Each member of the BEPC audit committee is financially literate.
(3)Member of the BEPC nominating and governance committee. David Mann is the chair of the BEPC nominating and governance committee.

(4)Lead independent director.
(5)Non-overlapping board member of BEPC who will assist BEPC with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. Mr. de Carvalho de Filho served on the board of directors of the general partner of BEP since November 2011 and resigned from such board of directors shortly before the completion of the special distribution. Until July 30, 2021, if BEPC considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. de Carvalho de Filho will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.

BEPC Directors
Set forth below is biographical information for the BEPC directors.
Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of BEPC since the completion of the special distribution. Mr. Blidner is a Vice Chair of Brookfield Asset Management. Mr. Blidner is Chairman of the general partner of BEP and Chairman of the general partner of Brookfield Business Partners L.P. He also serves as a Director of Brookfield, the general partner of Brookfield Infrastructure Partners L.P., the general partner of Brookfield Property Partners L.P. and Canary Wharf. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Scott Cutler. Mr. Cutler is a director of BEPC since November 2020 and is also a director of the general partner of BEP. Mr. Cutler is the Chief Executive Officer of StockX, a leading e-commerce company. Prior to joining StockX, Mr. Cutler served as Senior Vice President of the Americas at eBay, Inc. (2017- 2019) and he served as President of StubHub (2015-2017). Before joining StubHub, Mr. Cutler spent nine years as Executive Vice President at the New York Stock Exchange. He also serves on the board of Vibrant Emotional Health, and is a trustee on the National Advisory Committee for Brigham Young University. Before joining the board of the general partner of BEP, Mr. Cutler served on the board of the general partner of Brookfield Property Partners L.P.. Mr. Cutler holds a Bachelor of Science in economics from Brigham Young University and a Juris Doctor from the University of California, Hastings College of Law.
Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of BEPC since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently Chairman of Oi S.A. and a director of Cnova N.V. He is also a director and audit committee member of TechnipFMC plc (formerly FMC Technologies, Inc.) and Grupo Pão de Açúcar. Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.
Nancy Dorn. Ms. Dorn is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at GE, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn also serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
David Mann. Mr. Mann is the lead independent director of BEPC since completion of the special distribution and is also the lead independent director of the general partner of BEP. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and

Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He retired as Chairman of Logistec Corporation in 2016 and he retired as director of NewGrowth Corp. in 2019. He is also the Chairman of Allbanc Split Corp II. Mr. Mann holds a Bachelor of Commerce and an LL.B from Dalhousie University and an LL.M from the University of London.
Lou Maroun. Mr. Maroun is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P. where he is a member of the Audit Committee and the Chair of the Governance and Nominating Committee. Mr. Maroun is also Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. Mr. Maroun i a Fellow of the Royal Institute of Chartered Surveyors.
Sachin Shah. Mr. Shah is a director of the Managing General Partner and of BEPC. He is a Managing Partner and the Chief Investment Officer (“CIO”) of Brookfield Asset Management and a Vice Chair of Brookfield Renewable. As CIO, he is actively involved in investment decisions made by Brookfield and oversees its growth into new lines of business. As Vice Chair of Brookfield Renewable he supports business development initiatives for the renewables business. In addition to serving as a director of BEP’s general partner, Mr. Shah is a director of American Equity Investment Life Holding Co. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA). Mr. Shah is not considered an independent director because of his role at Brookfield.
Stephen Westwell. Mr. Westwell is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015—2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is currently the lead independent director, member of the Audit Committee and the Safety, Social and Ethics Committee and Chairman of the Capital Investment Committee of Sasol Pty Limited, a global oil and chemical company. He is also a Director and Chairman of the Audit Committee of Control Risks Pty Ltd., a specialist global risk consultancy. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
Patricia Zuccotti. Ms. Zuccotti is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of the general partner of Brookfield Business Partners L.P. where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
Compensation
Our directors are entitled to an annual retainer of $140,000 (effective as of the third quarter of 2020; $125,000 prior thereto) for their service on the board of directors and committees of the general partner of BEP and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2020, each of the directors (other than Mr. Cutler who joined the board of each of BEPC and the general partner of BEP in November 2020 and received $35,000 for the year) received $132,500 for their service on the board of directors and committees of the general partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. The chair of the audit committee of the general partner of BEP and BEPC received an additional $20,000, the chair of the nominating and governance committee of the general partner of BEP and BEPC received an additional $10,000 and the lead independent director of the general partner of BEP and BEPC received an additional $10,000 for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of BEPC or the general partner of BEP.
In coordination with the partnership, the BEPC nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
Neither the partnership nor our company have any employees, other than employees of its operating subsidiaries. Brookfield Renewable has entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arranges for other service providers to provide day-to-day management and administrative services for Brookfield Renewable and the other Service Recipients. For additional information, see Item 6.A “Directors and Senior Management—BEPC Management” and Item 6.A “Directors and Senior Management—The Master Services Agreement”.
Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are and will be drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals are not and will not be compensated by our company or the partnership. Instead, they are and will continue to be compensated by Brookfield.
Director Share Ownership Requirements
BEPC believes that the directors of BEPC can better represent its shareholders if they have economic exposure to BEPC themselves. BEPC expects that directors of BEPC hold sufficient BEPC exchangeable shares and/or BEP units such that the acquisition costs of BEPC exchangeable shares or BEP units held by such directors is equal to at least two times their aggregate annual retainer, for serving as a director of BEPC or the general partner of BEP, as applicable, as determined by the BEPC board from time to time. Directors of BEPC are required to meet this requirement within five years of their date of appointment. All of BEPC’s external directors are in compliance with the ownership requirement.
Additional Information About Directors and Officers
To our knowledge, within the past ten years, no director or executive officer of the company and no employee of the Service Providers who performs an executive function for BEPC has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. As of the date of this Form 20-F, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protections.

To our knowledge, no director or executive officer of BEPC and no employee of the Service Providers who performs an executive function for BEPC, nor any personal holding company thereof owned or controlled by them, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
To our knowledge, within the past ten years, no director or executive officer of the company and no employee of the Service Providers who performs an executive function for BEPC, nor any personal holding company thereof owned or controlled by them, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.
BEPC Management
The Service Providers, wholly-owned subsidiaries of Brookfield, currently provide management services to our group pursuant to the Master Services Agreement. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide Brookfield Renewable with management services under the Master Services Agreement.
Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, the partnership pays an annual management fee to the Service Providers of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited L.P., a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in BRELP’s limited partnership agreement.
BEPC, like the partnership, is externally managed by the Service Providers. BEPC is responsible for reimbursing the partnership for its proportionate share of the base management fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership.
About Brookfield
BEPC does not have any employees, other than employees of its operating subsidiaries. Instead, similar to the partnership, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfil the Service Providers’ obligations under the Master Services Agreement. Brookfield is a leading global alternative asset manager with approximately $600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield is co-listed on the NYSE and the TSX under the symbol “BAM” and “BAM.A”, respectively. See Item 4.B “Business Overview - The Service Provider” and Item 7.B “Related Party Transactions” for more information.
The following table presents certain information concerning the individuals who are principally responsible for our operations and their positions with the Service Providers as of the date of this Form 20-F.

Name	Years of Experience in industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	11	8	Chief Executive Officer
Wyatt Hartley	15	11	Chief Financial Officer
Ruth Kent	22	7	Chief Operating Officer
Jennifer Mazin	22	7	General Counsel

Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise. Although certain members of our core senior management team are also managing partners of Brookfield Asset Management or have some responsibilities in other Brookfield businesses, these members devote substantially all of their time to the management and development of Brookfield Renewable. Biographical information for each of the members of this team is included below.
Connor Teskey. Mr. Teskey is the Chief Executive Officer of the Service Provider and a Managing Partner of BAM. Mr. Teskey has oversight of Brookfield Renewable’s growth and capitalization, on a global basis. Mr. Teskey holds a Bachelor of Business Administration (Honours) from the University of Western Ontario.
Wyatt Hartley. Mr. Hartley is the Chief Financial Officer of the Service Provider and a Managing Partner of Brookfield. He directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations of Brookfield Renewable on a global basis. Mr. Hartley holds a Bachelor of Science from Queen’s University and is a member of the Chartered Professional Accountants of Canada (CPA, CA).
Ruth Kent. Ms. Kent is the Chief Operating Officer of the Service Provider and a Managing Partner of Brookfield. Ms. Kent has oversight of Brookfield Renewable’s renewable power operations and the execution of its commercial strategies. Ms. Kent holds a Master of Business Administration degree from Henley Management College and is a qualified accountant.
Jennifer Mazin. Ms. Mazin is General Counsel of the Service Provider and a Managing Partner of Brookfield. Ms. Mazin provides oversight of Brookfield Renewable’s legal matters on a global basis, including transactional matters, corporate governance and public disclosure. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.
See also information contained under Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership” and Item 7.B “Related Party Transactions”.
Management Diversity
BEPC is externally managed by the Service Providers, and accordingly, BEPC does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Providers appreciate the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 50% of Brookfield Renewable’s executive management team are women.
The Master Services Agreement
BEPC, like the partnership, is externally managed by the Service Providers. The Master Services Agreement provides the Service Providers for oversight of our business and provides the services of senior officers to BEPC for a management service fee, comparable to the services provided to the partnership by the Service Providers. BEPC is responsible for reimbursing the partnership for its proportionate share of the base management fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership. See also Item 7.B “Related Party Transactions—Incentive Distributions”.
The following is a summary of certain provisions of the Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that an investor may find useful. BEPC therefore urges investors to review the Master Services Agreement in its entirety. The Master Services Agreement is filed as an exhibit to this Form 20-F.
Appointment of the Service Providers and Services Rendered
Under the Master Services Agreement, the Service Recipients have appointed the Service Providers, as the service providers, to provide the following services, or arrange for their provision by an appropriate service provider:
•causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;
•providing overall strategic advice to the Holding Entities and BEPC including advising with respect to the expansion of their business into new markets;
•establishing and maintaining or supervising the establishment and maintenance of books and records;
•identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;
•recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;
•causing or supervising the preparation and implementation of any operating plan, capital expenditure plan or marketing plan;
•recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalents of the operating entities;
•making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the Operating Entities and BEPC;
•making recommendations with respect to the payment of dividends by the Holding Entities or other distributions by the Service Recipients, including distributions by BEPC to shareholders of BEPC;
•monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;
•attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;
•supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;
•causing the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;
•making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•arranging for individuals to carry out the functions of the principal executive, accounting and financial officers for the partnership and our company only for purposes of applicable securities laws;
•providing individuals to act as senior officers of Service Recipients as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent;
•advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and
•providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.
The Service Providers’ activities are subject to the supervision of the BEPC board of directors and of the equivalent governing bodies of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under the Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, the partnership pays an annual management fee to the Service Providers of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value (the “base management fee”). The base management fee is calculated and paid on a quarterly basis. For purposes of calculating the base management fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in BRELP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.
The table below sets forth the management fees for the years ended December 31, 2020, 2019 and 2018, respectively, all of which were paid by BRELP.

	For the year ended December 31,
$ MILLIONS	2020	2019	2018
Base management fee	$ 212	$ 108	$ 80

To the extent that under any other arrangement BEPC is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of BEPC’s capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by BEPC’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter.
Reimbursement of Expenses and Certain Taxes
The Service Recipients, including BEPC, also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The relevant Service Recipient is required to pay the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Providers for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to BEPC’s financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under the Master Services Agreement.
In addition, the Service Recipients are required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by one of more of the Service Recipients. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Providers will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.
The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.
Termination
The Master Services Agreement has no fixed term. However, the Service Recipients, including BEPC, may terminate the Master Services Agreement effective upon written notice of termination to the Service Providers if any of the following occurs:
•the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Providers;
•the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•the Service Providers are grossly negligent in the performance of their duties under the agreement and such gross negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of the Service Providers.
The Service Recipients have no right to terminate for any other reason, including if the Service Providers or Brookfield experiences a change of control. The general partner of BEP may only terminate the Master Services Agreement on behalf of the Service Recipients with the prior unanimous approval of the general partner of BEP’s independent directors.
The Master Services Agreement expressly provides that the agreement may not be terminated by the Service Recipients due solely to the poor performance or the underperformance of any of BEPC’s operations.
The Service Providers may terminate the Master Services Agreement effective upon written notice of termination to BEPC if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Providers and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Recipients. The Service Providers may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of any Service Recipient.

If the Master Services Agreement is terminated, the Licensing Agreement, the Brookfield Relationship Agreement and any of Brookfield’s obligations under the Brookfield Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions—Licensing Agreement” and Item 7.B “Related Party Transactions—Brookfield Relationship Agreement” for further details.
Indemnification and Limitations on Liability
Under the Master Services Agreement, the Service Providers have not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for under such agreement in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. The Service Providers have agreed to indemnify each of the Service Recipients and its affiliates, and its directors, officers, agents, members, partners, shareholders, employees and other representatives to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) resulting from the Service Providers’ bad faith, fraud, willful misconduct, gross negligence and, in the case of a criminal matter, conduct undertaken with the knowledge that the conduct was unlawful. The maximum amount of the aggregate liability of the Service Providers and their affiliates, the directors, officers, employees, contractors, agents, advisors and other representatives of the Service Providers and their affiliates, will be equal to the amounts previously paid in respect of services pursuant to the Master Services Agreement or any other agreement or arrangement contemplated by the Master Services Agreement in the two most recent calendar years by the Service Recipients. The Service Recipients have also agreed to indemnify each of the Service Providers, Brookfield and their directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with their respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence, or in the case of a criminal matter, conduct that the indemnified person knew to have been unlawful.
Outside Activities
The Master Services Agreement does not prohibit the Service Providers or their affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with BEPC.
6.B    COMPENSATION
Our Management
Neither the partnership nor our company has any employees, other than employees of its operating subsidiaries. Brookfield Renewable has entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arranges for other service providers to provide day-to-day management and administrative services for Brookfield Renewable and the other Service Recipients. For additional information, see Item 6.A “Directors and Senior Management—BEPC Management” and Item 6.A “Directors and Senior Management—The Master Services Agreement”.
Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are and will be drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals are not and will not be compensated by our company or the partnership. Instead, they are and will continue to be compensated by Brookfield.
Board of Directors of Our Company
See Item 6.A “Directors and Senior Management—Compensation” and Item 6.A “Directors and Senior Management—Director Share Ownership Requirements”.

The BEPC nominating and governance committee is responsible for reviewing and making recommendations to our board of directors concerning the remuneration of directors and committee members. See Item 6.C “Board Practices—Committees of the Board of Directors—BEPC Nominating and Governance Committee”.
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2020, none of the directors, officers, employees and former directors, officers and employees of our Company, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
6.C    BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of the BEPC board, including matters relating to the size, independence and composition of the BEPC board, the election and removal of directors, requirements relating to board action and the powers delegated to the BEPC board committees, mirror the practices of the partnership and are governed by the BEPC articles and policies adopted by the BEPC board. The BEPC board is responsible for exercising the management, control, power and authority of BEPC except as required by applicable law or the BEPC articles. The following is a summary of certain provisions of the BEPC articles and policies that affect BEPC’s governance.
Size, Independence and Composition of the BEPC Board
The BEPC board is currently comprised of nine (9) directors. The BEPC board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of BEPC and subject to the BEPC articles. At least three (3) directors and at least a majority of the directors holding office must be independent of BEPC and Brookfield, as determined by the full BEPC board using the standards for independence established by the NYSE. Our board of directors mirrors the board of the general partner of BEP, except that our board has one additional non-overlapping board member to assist BEPC with, among other things, resolving conflicts of interest, if any, that may arise from its relationship with the partnership.
If the death, resignation or removal of an independent director results in the BEPC board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the BEPC board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.
Election and Removal of Directors
The BEPC board is elected by the shareholders of BEPC and each of BEPC’s current directors will serve until the close of the next annual meeting of shareholders of BEPC or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the BEPC board may be filled and additional directors may be added by a resolution of the shareholders of BEPC or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of BEPC. A director will be automatically removed from the BEPC board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. The partnership, through its ownership of BEPC class B shares, will have a 75% voting interest in BEPC and will be able to control the election and removal of directors serving on the BEPC board. See Item 3.D “Risk Factors—Risks Relating to BEPC’s Relationship with Brookfield and the Partnership—Brookfield exercises substantial influence over our group and it is highly dependent on the Service Providers”.
Term Limits and Board Renewal
The BEPC nominating and governance committee reviews and assesses the qualifications of candidates to join the BEPC board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the BEPC board and the need for renewal and fresh perspectives.
The BEPC board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While BEPC believes that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to the BEPC board can help BEPC adapt to a changing business environment.
As such, the BEPC nominating and governance committee reviews the composition of the BEPC board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate.
Board Diversity Policy
BEPC has a board diversity policy. The diversity policy is informed by our company’s and the partnership’s deep roots in many global jurisdictions and the belief that the BEPC board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes factors such as diversity of business expertise and international experience, in addition to geographic and gender diversity.
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the BEPC board. BEPC appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the diversity policy. The BEPC nominating and governance committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The BEPC board is currently comprised of nine (9) directors. Of the nine (9) directors, seven (7) are independent and two (2) are female (both of whom are independent directors). Accordingly, 22% of BEPC’s directors are women and women represent 29% of such independent directors. The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
Action by the BEPC Board of Directors
The BEPC board may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. The BEPC board will hold a minimum of four meetings per year. When action is to be taken at a meeting of the BEPC board, the affirmative vote of a majority of the votes cast is required for any action to be taken.
Transactions Requiring Approval by Independent Directors
BEPC’s independent directors have approved Conflicts Protocols which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:
•any material amendment to the Master Services Agreement;
•any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;
•acquisitions by BEPC from, and dispositions by BEPC to, Brookfield;
•approval of the protocol governing the allocation of employees between BEPC and the Service Providers;
•any other material transaction involving BEPC and Brookfield; and
•termination of, or any determinations regarding indemnification under, the Master Services Agreement.
BEPC’s Conflicts Protocols require certain transactions including those described above to be approved by a majority of BEPC’s independent directors. Pursuant to BEPC’s Conflicts Protocols, independent directors may grant approvals for any such transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby.
Transactions in which a Director has an Interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with BEPC or certain of BEPC’s affiliates is required to disclose the nature of his or her interest to the full BEPC board. Such disclosure may take the form of a general notice given to the BEPC board to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the BEPC board will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the BEPC board or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to BEPC at the time it is approved.
Transactions Requiring Shareholder Approval
Shareholders have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable corporate laws, securities laws, stock exchanges rules, and the BEPC articles.
Service Contracts
There are no service contracts with directors that provide benefits upon termination of office or services.
Indemnification and Limitations on Liability
Articles
Subject to the BCBCA, under the BEPC articles, BEPC is required to indemnify each individual (each an “eligible party”) who is or was a director or officer of BEPC and each individual who is or was a director or officer of an affiliate of BEPC and such individual’s heirs and legal personal representatives against all judgments, penalties and fines to which such person is or may be liable, and BEPC must, after the final disposition of a proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.
Subject to any restrictions in the BCBCA, BEPC may agree to indemnify and may indemnify any person (including an eligible party) against judgments, penalties and fines and pay expenses incurred in connection with the performance of services by that person for BEPC.
Insurance
BEPC has the benefit of insurance coverage under which the directors of BEPC are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of BEPC, including certain liabilities under securities laws.
Corporate Governance Disclosure
The BEPC board encourages sound corporate governance practices designed to promote the well-being and ongoing development of BEPC, including advancing the best interests of BEPC.
The BEPC board is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The BEPC board is also of the view that these policies and practices are consistent with the requirements of the NYSE and the applicable provisions under the Sarbanes-Oxley Act.
Board of Directors
Mandate of the Board of Directors
The BEPC board oversees the management of BEPC’s affairs directly and through two existing standing committees. The responsibilities of the BEPC board and each committee are set out in written charters, which are reviewed and approved annually.
In fulfilling its mandate, the BEPC board is, among other things, responsible for the following:
•assessing the principal risks of BEPC’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•reviewing and approving the reports issued to shareholders of, including annual and interim financial statements; and
•promoting the effective operation of the BEPC board.
Meetings of the Board of Directors
The BEPC board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by BEPC. The BEPC board is responsible for its agenda. Prior to each board meeting, the chair of the BEPC board discusses agenda items for the meeting with Brookfield. At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent.
Size and Composition of the Board of Directors
The BEPC board is comprised of nine (9) directors. See Item 6.C “Board Structure, Practices and Committees—Size, Independence and Composition of the BEPC Board of Directors”.
Independent Directors
At least three directors and at least a majority of the directors holding office must be independent of BEP’s general partner and Brookfield, as determined by the BEPC board using the standards for independence established under applicable securities laws. See Item 6.C “Board Structure, Practices and Committees—Size, Independence and Composition of the BEPC Board of Directors”.
The following table describes the independence status of the directors of our company.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Asset Management
Scott Cutler	Independent
Eleazar de Carvalho Filho	Independent
Nancy Dorn	Independent
David Mann	Independent
Lou Maroun	Independent
Sachin Shah	Related	Mr. Shah is Chief Investment Officer of Brookfield Asset Management
Stephen Westwell	Independent
Patricia Zuccotti	Independent
The Chair of the BEPC board is Jeffrey Blidner, who is not an independent director. However, each of the BEPC committees is fully comprised of independent directors and the BEPC board has a lead independent director, David Mann. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The BEPC board encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.
At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The BEPC board has also adopted the conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors” and See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
Other Directorships
The following directors of BEPC are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to BEPC and the general partner of BEP:

•Jeffrey Blidner: BAM, Brookfield Infrastructure Corporation; and the general partner of each of Brookfield Property Partners L.P., Brookfield Business Partners L.P. and Brookfield Infrastructure Partners L.P.
•Eleazar de Carvalho Filho: TechnipFMC plc, Grupo Pão de Açúcar; Cnova N.V. and Oi S.A.
•Stephen Westwell: Sasol Pty Limited.
•David Mann: Allbanc Split Corp. II
•Lou Maroun: Summit II REIT and the general partner of Brookfield Property Partners L.P.
•Sachin Shah: American Equity Investment Life Holding Co.
•Patricia Zuccotti: the general partner of Brookfield Business Partners L.P.
Director Orientation and Education
New directors of BEPC are provided with comprehensive information about BEPC and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand BEPC’s strategies and operations. They also participate in the continuing education measures discussed below.
The BEPC board receives annual operating plans for each of BEPC’s strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of BEPC’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of BEPC and its affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.
Director Expectations
The BEPC board has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, BEPC exchangeable share and/or BEP unit ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events.
Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the BEPC board or its committees, bring these to the attention of the BEPC board or committee chair and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the BEPC board if they become unable to attend at least 75% of the BEPC board’s regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact BEPC or their ability to serve as director. Further information on director BEPC exchangeable share and/or BEP unit ownership requirements is set out in Item 6.A “Directors and Senior Management—Director Share Ownership Requirements”.
Committees of the Board of Directors
The BEPC board believes that its committees assist in the effective functioning of the BEPC board and help ensure that the views of independent directors are effectively represented.
The BEPC board has two committees:
•the BEPC audit committee; and
•the BEPC nominating and governance committee.
The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the BEPC board. The charters of these committees can be found on our website at https://bep.brookfield.com/bepc/corporate-governance/governance-documents. Special committees may be formed from time to time as required to review particular matters or transactions. BEPC does not have a compensation committee as compensation is determined by Brookfield, as employer of the personnel who carry out the management and activities of BEPC’s renewable power business. While the BEPC board retains overall responsibility for corporate governance matters, the BEPC audit committee and the BEPC nominating and governance committee each have specific responsibilities for certain aspects of corporate governance, in addition to its other responsibilities as described below.
BEPC Audit Committee
The BEPC board is required to maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and at least one member must be designated as an audit committee financial expert. Collectively, the BEPC audit committee has the education and experience to fulfill the responsibilities outlined in the BEPC audit committee charter. The education and past experience of each BEPC audit committee member that is relevant to the performance of his or her responsibilities as a BEPC audit committee member can be found in the biographical information about the applicable member under Item 6.A “Directors and Senior Management—The BEPC Board of Directors”. BEPC Audit committee members may not serve on more than two other public company audit committees, except with the prior approval of the BEPC board. The BEPC audit committee is responsible for assisting and advising the BEPC board with matters relating to:
•BEPC’s accounting and financial reporting processes;
•the integrity and audits of BEPC’s financial statements;
•BEPC’s compliance with legal and regulatory requirements; and
•the qualifications, performance and independence of BEPC’s independent accountants.
The audit committee is also responsible for engaging BEPC’s independent accountants, reviewing the plans and results of each audit engagement with BEPC’s independent accountants, approving professional services provided by BEPC’s independent accountants, considering the range of audit and non-audit fees charged by BEPC’s independent accountants and reviewing the adequacy of BEPC’s internal accounting controls.
As of the date of this Form 20-F, the audit committee was comprised of the following four directors: Patricia Zuccotti (Chair), Eleazar de Carvalho Filho, David Mann and Stephen Westwell, all of whom are independent directors.
The audit committee had two regular quarterly meetings in 2020. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2021.
The BEPC board has adopted a written policy on auditor independence (“BEPC pre-approval policy”). Under the BEPC pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the BEPC audit committee. The BEPC pre-approval policy prohibits the auditors from providing the following types of non-audit services:
•bookkeeping or other services related to BEPC’s accounting records or financial statements;
•appraisal or valuation services or fairness opinions;
•actuarial services;
•management functions or human resources;
•legal services and expert services unrelated to the audit;
•internal audit outsourcing;
•financial information systems design and implementation; and
•certain tax services.
The BEPC pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the BEPC audit committee, subject to limited exceptions. The BEPC pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors. See Item 16.C “Principal Accountant Fees and Services” for a summary of our external auditor service fees.
The BEPC audit committee consists solely of independent directors, each of whom are persons determined by BEPC to be financially literate within the meaning of National Instrument 52-110—Audit Committees. Each of the

BEPC audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by BEPC’s financial statements.
BEPC Nominating and Governance Committee
The BEPC board is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist of a majority of independent directors.
The BEPC nominating and governance committee is responsible for recommending the appointment by the BEPC board of a person to the office of director and for recommending a slate of nominees for election as directors by shareholders. The BEPC nominating and governance committee is also responsible for assisting and advising the BEPC board with respect to matters relating to the general operation of the BEPC board, BEPC’s governance and the performance of the BEPC board, individual directors and the Service Providers. The BEPC nominating and governance committee must also assess the size and composition of the BEPC board and its committees, review the effectiveness of the BEPC Board’s relations with the Service Providers. The BEPC nominating and governance committee annually reviews the performance of the BEPC board and its committees and the individual contribution of directors through a self-survey.
The BEPC nominating and governance committee had two regular quarterly meetings in 2020. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2021.As if the date of this Form 20-F, the BEPC nominating and governance committee is comprised of the following three directors, David Mann (Chair), Lou Maroun and Nancy Dorn, all of whom are independent directors.
As the partnership holds approximately 75% of the votes to elect the directors of BEPC, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors, including the need for the BEPC board as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or BEPC are assessed to ensure the BEPC board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the BEPC nominating and governance committee for its review as potential candidates for nomination to the BEPC board. The BEPC nominating and governance committee also recommends to the BEPC board the appointment of an independent director as the lead independent director where the Chair of the BEPC board is not independent.
The BEPC nominating and governance committee is also responsible for reviewing and making recommendations to the BEPC board concerning the remuneration of BEPC’s directors and committee members. On recommendation of the BEPC nominating and governance committee, the BEPC board will set compensation of the directors by seeking to ensure that the compensation reflects the responsibilities and risks involved in being a director and aligns the interests of the directors with the best interests of BEPC and its shareholders. Compensation of the directors will be periodically assessed by the BEPC nominating and governance committee and the BEPC board to ensure that it is competitive in the marketplace and fair in relation to the scope of the duties and responsibilities of the directors.
BEPC does not have any executive officers. As the Service Providers manages BEPC pursuant to the Master Services Agreement, the compensation of BEPC’s core senior management team is determined by Brookfield. The BEPC nominating and governance committee is responsible for supervising any changes in the fees to be paid pursuant to the Master Services Agreement. See Item 6.A “Directors and Senior Management—BEPC Management” and Item 6.A “Directors and Senior Management—About Brookfield”.
The BEPC nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by shareholders of BEPC. The BEPC nominating and governance committee is also responsible for assisting and advising the BEPC board with respect to matters relating to the general operation of the BEPC board, the governance of BEPC and the performance of its board and individual directors. The BEPC nominating and governance committee is also responsible for reviewing and making recommendations to the BEPC board concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.
Board of Directors, Committees and Director Evaluation
The BEPC board believes that a regular and formal process of evaluation improves the performance of the BEPC board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the BEPC board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the BEPC nominating and governance committee, which makes recommendations to the BEPC board as required. Each director also receives a list of questions for completing a self-assessment. The chair of the BEPC board also holds private interviews with each director annually to discuss the operations of the BEPC board and its committees and to provide any feedback on the individual director’s contributions.
Board of Directors and Management Responsibilities
The BEPC board has not developed written position descriptions for the chair of the board, the role of lead independent director or the chair of any of the committees of the BEPC board. However, each chair takes responsibility for ensuring the BEPC board or committee, as applicable, addresses the matters within its written charter. The lead independent director similarly takes responsibility for promoting and safeguarding the independence of the independent directors.
The BEPC board has not developed a written position description for any members of BEPC’s core senior management team. Similar to the partnership, the services of BEPC’s core senior management team are provided by the Service Providers pursuant to the Master Services Agreement.
Code of Business Conduct and Ethics
The BEPC board has adopted a Code of Business Conduct and Ethics (“BEPC Ethics code”), a copy of which is available on, and on BEPC’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov and is available on our website at https://bep.brookfield.com/bepc/corporate-governance/governance-documents. The BEPC Ethics code provides guidelines to ensure that all employees, including BEPC’s directors, respect our group’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the BEPC Ethics code to BEPC’s employees, as appropriate, and has provided training and e-learning tools to support the understanding of the BEPC Ethics code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the BEPC Ethics code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The BEPC audit committee is to be notified of any significant reports of activities that are not consistent with the BEPC Ethics code by Brookfield’s internal auditor. If the BEPC audit committee considers it appropriate, it will notify the BEPC nominating and governance committee and/or the BEPC board of such reports. The BEPC board has not granted any waivers of the BEPC Ethics code to date.
The BEPC board promotes the highest ethical business conduct. The BEPC board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or BEPC’s core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.
Personal Trading Policy
Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, in the partnership and our company. The Brookfield Trading Policy sets forth basis guidelines for trading in the securities of Brookfield, the partnership and our company and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and our company. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. We have adopted a personal trading policy substantially similar to the Brookfield Trading Policy that applies to our directors and officers and the officers and directors of our subsidiaries.
6.D    EMPLOYEES
Our principal head office is located in New York, New York with our operations being carried out in Brazil, Colombia, the United States and Europe. Our registered office is located in British Columbia, Canada.
We do not employ the individuals who provide management services to us under the Master Services Agreement, including the individuals who serve as the Chief Executive Officer and Chief Financial Officer of our company and the general partner of BEP. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable, including for the benefit of our company, under the Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our renewable power business, see Item 6.B “Compensation—Our Management”.
We lease the principal office of our Brazil business, which is located in Rio de Janeiro. This office oversees our operations in Brazil, with approximately 500 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our hydroelectric assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil. We also employ 5 employees in Uruguay, none of whom are covered by collective bargaining agreements.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 580 full time employees, of which approximately 87% are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Colombia.
The principal office of our European operations is located in London, in the United Kingdom. Our European business, which includes an office in Madrid, Spain, employs approximately 135 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 670 people, approximately 36% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States. See Item 4.B “Business Overview—Employees and Offices”.
6.E    SHARE OWNERSHIP
Except as described below under Item 7.A “Major Shareholders”, as of the date of this Form 20-F, the directors and officers of our company and the employees of the Service Providers who perform executive functions for our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than one percent of the outstanding BEPC exchangeable shares.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS
The following table presents information as of the date of this Form 20-F regarding the beneficial ownership of BEPC exchangeable shares by each person or entity that beneficially own 5% or more of BEPC exchangeable shares. The BEPC exchangeable shares held by our group’s principal shareholders do not entitle such shareholders to different voting rights than those of other holders of BEPC exchangeable shares. However, the BEPC exchangeable shares and the BEPC class B shares have different voting rights. Holders of BEPC exchangeable shares hold a 25% voting interest in BEPC and holders of the BEPC class B shares hold a 75% voting interest in BEPC. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Voting” and Item 10.B “Memorandum and Articles of Association—BEPC Class B Shares—Voting”.
Each of our directors and the individuals at the Service Providers who are principally responsible for our operations (see Item 6.A “Directors and Senior Management—About Brookfield”), individual and collectively, beneficially own less than 1% of our BEPC exchangeable shares.

	BEPC Exchangeable Shares (1)(2)
Name and Address	Number	Percentage
Brookfield Asset Management Inc.(3)	44,813,835	26.0%
Partners Limited(4)	44,813,835	26.0%
FIL Limited(5)	8,939,156	5.2%
FMR LLC(6)	10,905,286	6.3%

(1)    Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. BEPC exchangeable shares relating to securities currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)     The percentages shown are based on 172,201,866 BEPC exchangeable shares outstanding as of February 23, 2021.
(3)     Brookfield may be deemed to be the beneficial owner of 44,813,835 BEPC exchangeable shares that it holds through wholly owned subsidiaries. The business address of Brookfield is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3.
(4) Partners Limited is a private corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited may be deemed to be the beneficial owner of 44,813,835 BEPC exchangeable shares, constituting approximately 26.0% of the issued and outstanding BEPC exchangeable shares as of February 23, 2021. The business address of Partners Limited is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The board of directors of Partners Limited is currently comprised of Jack L. Cockwell, Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock, Timothy R. Price and Sachin Shah. Partners Limited owns 100% of BAM’s class B limited voting shares. On May 14, 2020, BAM announced that, in order to further reinforce the long-term stability of ownership of the class B limited voting shares, a group of individuals have been designated to oversee stewardship of the class B limited voting shares. Under these arrangements, the class B limited voting shares will be held in a voting trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee, will be held in equal parts by three entities which are owned by Bruce Flatt, Jack Cockwell and jointly by Brian Kingston, Brian Lawson, Cyrus Madon, Sam Pollock and Sachin Shah. The class B limited voting shares will be voted with no single individual or entity controlling the BAM Partnership. Implementation of these arrangements is subject to customary consents and regulatory approvals being obtained, following which the class B limited voting shares will be transferred from Partners Limited to the BAM Partnership for consideration per share equal to the then current market price of a BAM class A limited voting share.
(5)     Based on Schedule 13G filed by FIL Limited, Pandamus Partners L.P. and Pandamus Associates, Inc. with the SEC on February 5, 2021. The business address of the aforementioned entities is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(6)     Based on Schedule 13G filed FMR LLC and Abigail P. Johnson with the SEC on February 5, 2021. The business address of FMR LLC and Ms. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
The partnership holds all of the BEPC class B shares, having a 75% voting interest, and BEPC class C shares, which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares, subject to the prior rights of holders of BEPC preferred shares.
As of February 23, 2021, 335,803 of our outstanding BEPC exchangeable shares were held by 17 holders of record in the United States, not including BEPC exchangeable shares held of record by DTC. As of February 23, 2021, DTC was the holder of record of 65,609,527 BEPC exchangeable shares.

7.B    RELATED PARTY TRANSACTIONS
Brookfield is a leading global alternative asset manager with approximately $600 billion of assets under management across real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality renewable power assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 26 to our audited consolidated financial statements for the year ended December 31, 2020, 2019 and 2018, respectively.
Brookfield Relationship Agreement
Our group, BRELP, the Service Providers, Brookfield and others have entered into a relationship agreement (“Brookfield Relationship Agreement”), which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Brookfield Relationship Agreement. Pursuant to the Brookfield Relationship Agreement, Brookfield has agreed that our group will serve as its primary (though not exclusive) vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis. Our group’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of our group’s strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our group’s strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund and Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and Brookfield Renewable would fund Brookfield’s participation where renewable power investments are made by such funds. Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of inherent limitations such as our group’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our group’s strategy, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield and the Partnership”.
Brookfield’s commitment to our group and its ability to take advantage of opportunities is subject to a number of inherent limitations such as our group’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our group’s strategy, limitations arising from the tax and regulatory regimes that govern its affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield and the Partnership”.
Under the terms of the Brookfield Relationship Agreement, our group acknowledges and agrees that, subject to providing the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with our group. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our group acknowledges and agrees that some of these entities may have objectives that overlap with our group’s objectives or may acquire renewable power assets or businesses that could be considered appropriate acquisitions for our group, and that Brookfield may have greater financial incentives to assist those other entities over BEPC. Due to the foregoing, our group expects to compete from time to time with Brookfield or other third parties for access to the benefits that it expects to realize from Brookfield’s involvement in its business.
Members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations or developments, both as principal and through other public companies that are affiliates of Brookfield or through private investment vehicles and accounts established or managed by affiliates of Brookfield that are separate from our group, and Brookfield will not be obligated to provide our group with any opportunities in these sectors. Except as explicitly provided in the Brookfield Relationship Agreement, the Brookfield Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business. In the event of the termination of the Master Services Agreement, the Brookfield Relationship Agreement would also terminate, including Brookfield’s commitments to provide our group with acquisition opportunities, as described above. BEPC is not entitled to terminate the Master Services Agreement or the Brookfield Relationship Agreement.
Pursuant to the Brookfield Relationship Agreement, Brookfield has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:
•voted in favor of the election of a director (or its equivalent) approved by the entity through which BEPC’s interest in the relevant entity is held;
•withheld from voting for (or voted against, if applicable) the election of a director (or its equivalent) not approved by the entity through which BEPC’s interest in the relevant entity is held; and
•voted in accordance with the direction of the entity through which BEPC’s interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets; (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (iv) any issuance of shares, units or other securities, including debt securities; or (v) any commitment or agreement to do any of the foregoing.
For these purposes, the relevant entity may maintain, from time to time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity in its discretion.
Under the Brookfield Relationship Agreement, the partnership has agreed that none of Brookfield or the Service Providers, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Providers, will be liable to BEPC for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Brookfield Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.
Management Services
As disclosed elsewhere in this Form 20-F, the Service Providers currently provide to Brookfield Renewable management services pursuant to the Master Services Agreement. See Item 6.A “Directors and Senior Management—The Master Services Agreement”. In addition, Brookfield and its affiliates also provide management services to certain of our group’s operating subsidiaries. To the extent that under these or any other arrangements our group is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our group’s capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by our group’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—The Master Services Agreement”. For components of the management fee, see Item 6.A “Directors and Senior Management—The Master Services Agreement—Management Fee”.
Other Services and Arrangements
Brookfield may provide to BEPC services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to BEPC’s conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See below under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
Rights Agreement
BAM entered into the Rights Agreement on July 30, 2020 with the rights agent pursuant to which BAM has agreed that, until July 30, 2027 (and as will be automatically renewed for successive periods of two years, unless BAM provides the rights agent with written notice of termination in accordance with the terms of the Rights Agreement), upon an exchange of BEPC exchangeable shares, if BEPC has not satisfied its obligation under the BEPC articles by delivering the BEP unit amount or its cash equivalent amount and BEP has not, upon its election in its sole and absolute discretion, acquired such exchanged BEPC exchangeable shares from the holder thereof and delivered the BEP unit amount, BAM will satisfy, or cause to be satisfy, the obligations pursuant to the BEPC articles to exchange such BEPC exchangeable shares for the BEP unit amount or its cash equivalent. BAM currently intends to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of BEP units. In connection with the special distribution, the Master Services Agreement was also amended to provide that, so long as BAM is a party to the Rights Agreement, BAM shall have a consent right prior to the issuance by BEPC of any BEPC exchangeable shares, subject to certain exceptions.
Appointment of Rights Agent; Term. The rights agent has agreed to act as the rights agent for the holders, as a class and not individually, of the BEPC exchangeable shares. Pursuant to and subject to the terms and conditions set forth in the BEPC articles, a holder of BEPC exchangeable shares may request to exchange each BEPC exchangeable share (“subject BEPC exchangeable share”) for one BEP unit per BEPC exchangeable share held (subject to adjustment to reflect certain capital events or its cash equivalent (the form of payment to be determined at the election of our company. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events” below)). Upon receipt of a notice of exchange, BEPC shall, within ten (10) business days after the date that the notice of exchange is received by BEPC’s transfer agent (the “specified exchange date”) deliver to the tendering holder of BEPC exchangeable shares, such BEP unit or cash amount. Pursuant to the Rights Agreement, BAM has agreed that, in the event that, on the applicable specified exchange date with respect to any subject BEPC exchangeable shares, (i) BEPC has not satisfied its obligation under the BEPC articles by delivering the BEP unit or cash amount and (ii) BEP has not, upon its election in its sole and absolute discretion, acquired such subject BEPC exchangeable share from the holder thereof and delivered the BEP unit or cash amount, BAM will satisfy, or cause to be satisfied, the obligations pursuant to the BEPC articles to exchange such subject BEPC exchangeable shares for the BEP unit amount or the cash amount. The holders of BEPC exchangeable shares have a right to receive the BEP unit amount or the cash amount in such circumstances (the “secondary exchange rights”).
The secondary exchange rights are a part of the terms of the BEPC exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the BEPC exchangeable shares. The obligations of the rights agent under the Rights Agreement became effective on July 30, 2020.

This Rights Agreement will automatically renew for successive periods of two years following July 30, 2027, unless BAM provides the rights agent with written notice of termination in accordance with the terms of the Rights Agreement or otherwise terminated pursuant to its terms as described below.
Satisfaction of Secondary Exchange Rights. In accordance with the Rights Agreement, BAM has agreed to satisfy, or cause to be satisfied, the obligations with respect to the secondary exchange rights contained in the BEPC articles. The rights agent has established a collateral account, and BAM has contributed an amount of cash or securities in accordance with the Rights Agreement (as further described below) in order to enable the rights agent to exchange subject BEPC exchangeable shares for the cash amount or the BEP unit amount in accordance with the Rights Agreement.
In accordance with the BEPC articles, BEPC is required to deliver a notice (“BEPC notice”) to the rights agent and BAM on the specified exchange date if the conditions to the exercise of the secondary exchange rights with respect to any subject BEPC exchangeable shares have been satisfied. The BEPC notice must set forth the BEP unit amount and the cash amount for such subject BEPC exchangeable shares and any necessary wire transfer or other delivery instructions. BAM may provide notice to the rights agent by the business day immediately following receipt of the BEPC notice, providing that BAM has elected, in BAM’s sole discretion, to fund the cash amount. If the rights agent has not received such signed written notice from BAM, the rights agent must exchange the subject BEPC exchangeable shares for a number of BEP units held in the collateral account equal to the BEP unit amount and promptly, and in any event within two (2) business days, deliver such BEP units from the collateral account to the holder of the subject BEPC exchangeable shares. If there are not enough BEP units in the collateral account to satisfy the BEP unit amount with respect to one or more of such subject BEPC exchangeable shares, the rights agent will exchange such subject BEPC exchangeable shares for an amount of cash from the collateral account equal to the cash amount and promptly, and in any event within two (2) business days, deliver the cash amount to the holder of the subject BEPC exchangeable shares.
If the holder of the subject BEPC exchangeable shares has not received the BEP units amount or the cash amount by the specified exchange date, the holder of subject BEPC exchangeable shares may deliver, or cause to be delivered, a notice (the “exchanging BEPC shareholder notice”) to the rights agent and BAM. The exchanging BEPC shareholder notice must set forth the number of such subject BEPC exchangeable shares and any necessary wire transfer or other delivery instructions and be in a format that is acceptable to the rights agent. As promptly as practicable and in any event on or prior to the next business day immediately following receipt of the exchanging BEPC shareholder notice, BAM will provide notice to the rights agent (i) setting forth the BEP unit amount and the cash amount for such subject BEPC exchangeable shares and (ii) either (a) providing that BAM has elected, in BAM’s sole discretion, to fund the cash amount or (b) instructing the rights agent to exchange each subject BEPC exchangeable share. BAM is not obligated to deliver such notice if it has determined in good faith that the conditions to the exercise of the secondary exchange right have not been satisfied. On or prior to the second business day following receipt by the rights agent of such instruction by BAM, the exchanging BEPC shareholder notice and the subject BEPC exchangeable shares, the rights agent will exchange such subject BEPC exchangeable shares for the BEP unit amount from the collateral account or, if there are not enough BEP units in the collateral account, for the cash amount from the collateral account.
With respect to any exchange of subject BEPC exchangeable shares, BAM may elect to instruct the rights agent to exchange the subject BEPC exchangeable shares for the cash amount. If BAM makes such an election and there is not a sufficient amount of cash in the collateral account, BAM must deposit the required amount into the collateral account simultaneously with such election.
In connection with the exercise by a holder of the secondary exchange right with respect to any subject BEPC exchangeable shares held through the Depository Trust Company (“DTC”), or another depository, such holder will deliver to the rights agent such subject BEPC exchangeable shares pursuant to DTC’s or such other depository’s applicable procedures. In addition, such holder will deliver to the rights agent via e-mail on the business day prior to delivery of such subject BEPC exchangeable shares a copy of the exchanging BEPC shareholder notice, if applicable.
Receipt of Subject BEPC Exchangeable Shares; Withholding. Holders of subject BEPC exchangeable shares will deliver such shares free and clear of all liens, claims and encumbrances, and should any such liens, claims and encumbrances exist with respect to such subject BEPC exchangeable shares, the holder of such subject BEPC exchangeable shares will not be entitled to exercise its secondary exchange rights with respect to such shares. Each holder of subject BEPC exchangeable shares will pay to BAM the amount of any tax withholding due upon the exchange of such shares and, in the event BAM elects to acquire some or all of the subject BEPC exchangeable shares in exchange for the cash amount, will authorize BAM to retain a portion of the cash amount to satisfy tax withholding obligations. If BAM elects to acquire some or all of the subject BEPC exchangeable shares in exchange for the BEP unit amount, BAM may elect to either satisfy the amount of any tax withholding by retaining BEP units with a fair market value equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by BAM, which amounts will be treated as a loan by BAM to the holder of the subject BEPC exchangeable shares, in each case, unless the holder, at the holder’s election, has made arrangements to pay the amount of any such tax withholding.
BEP Units Record Date. Each former holder of subject BEPC exchangeable shares who receives the BEP unit amount will be deemed to have become the owner of the BEP units as of the date upon which such subject BEPC exchangeable shares are duly surrendered in accordance with the Rights Agreement.
Collateral Account. Brookfield has established a non-interest -bearing trust account that is administered by the rights agent (the “collateral account”). In accordance with the terms of the Rights Agreement, BAM will ensure that the aggregate of (i) the BEP units in the collateral account plus the number of BEP units issuable upon conversion or redemption of BEP unit convertibles (the “collateral account BEP unit balance”) and (ii) the number of BEP units equal to the aggregate amount of cash in the collateral account divided by the value of a BEP unit (the “collateral cash balance” and, together with the collateral account BEP unit balance, the “collateral account balance”) will at all times be equal to or exceed the number of BEP units that is equal to the product of the total number of BEPC exchangeable shares outstanding (excluding those owned by BAM or its affiliates) multiplied by the conversion factor in accordance with the BEPC articles (the “required collateral account balance”).
If the collateral account balance is at any time less than the required collateral account balance, BAM will, within two (2) business days, deposit or cause to be deposited into the collateral account either (i) a number of BEP units or any security convertible into or redeemable for BEP units (other than BEPC exchangeable shares) (the “BEP unit convertibles”), or (ii) an amount of cash or cash equivalents, in each case in an amount necessary to cause the collateral account balance to be at least equal to the required collateral account balance. To the extent that conversion or redemption of a BEP unit convertible results in the imposition of any fees, payments, premiums or penalties, such fees, payments, premiums or penalties will be borne by BAM or its affiliates, and must either be satisfied directly by BAM or such affiliates or will be deemed to reduce the collateral account balance. BAM must keep the rights agent informed of the collateral account balance and the required collateral account balance in writing on a regular basis, and must inform the rights agent in writing within two (2) business days of any change in the collateral account balance or the required collateral account balance for any reason, including as a result of an adjustment to the conversion factor pursuant to the BEPC articles.
BAM and its affiliates will not be entitled to withdraw any BEP unit or BEP unit convertible from the collateral account, except (i) if the collateral account balance exceeds the required collateral account balance, either as a result of a change in the conversion factor pursuant to the BEPC articles or a decrease in the number of BEPC exchangeable shares outstanding (excluding BEPC exchangeable shares held by BAM or its affiliates) or (ii) upon the deposit by BAM or its affiliates in the collateral account of an amount in cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of the BEP units withdrawn or the number of BEP unit convertibles that are convertible into or redeemable for such BEP units.
If the collateral account contains any amount of cash in lieu of BEP units, such cash amount is required to be no less than the product of the required collateral account balance minus the collateral account BEP unit balance, multiplied by one hundred and twenty-five percent (125%) of the value of a BEP unit (the “required collateral account cash balance”). If at any time the collateral account cash balance is less than the required collateral account cash balance, BAM will within two (2) business days deposit or cause to be deposited cash or cash equivalents in the collateral account in an amount sufficient to cause the collateral account cash balance to be at least equal to the required collateral account cash balance.
BAM and its affiliates will not be entitled to withdraw any cash or cash equivalents from the collateral account, except (i) to the extent the collateral account cash balance is greater than one hundred and twenty percent (120%) of the required collateral account cash balance or (ii) upon the deposit in the collateral account of a corresponding number of BEP units or BEP unit convertibles.
Registration of BEP Units. BAM has agreed that if a shelf registration statement has not been effective for five (5) consecutive business days with respect to all of the BEP units in the collateral account, including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles, and the transfer of such BEP units from the collateral account to a holder of subject BEPC exchangeable shares, BAM will deposit or cause to be deposited into the collateral account an amount of cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of all BEP units (including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles) held in the collateral account at such time; provided, however, no such deposit is required to the extent all of the BEP units in the collateral account, including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles, and the transfer of such BEP units from the collateral account to a holder of subject BEPC exchangeable shares, are registered under an effective shelf registration statement (currently, such units are registered on Form F-3 (File. No. 333-237996), which was declared effective by the SEC on July 29, 2020).
Termination or Amendment. The Rights Agreement will terminate automatically on the earliest of (i) the date on which there are no BEPC exchangeable shares outstanding, other than BEPC exchangeable shares owned by BAM or its affiliates, (ii) written notice of termination at least 60 days prior to the expiry of the applicable term, or (iii) the affirmative consent or vote of holders of at least two-thirds (2⁄3rds) of the outstanding BEPC exchangeable shares not held by Brookfield, BEP or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BEPC. BAM may not, without the affirmative vote of holders of at least two-thirds (2⁄3rds) of the outstanding BEPC exchangeable shares not held by BAM, voting as a class, and the approval of a majority of the independent directors of BEPC, materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement. Any amendment or modification that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a BEP unit requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by BAM, the partnership or their affiliates, voting as a class or, in the event that there is more than one non-overlapping director of BEPC, the approval of a majority of such non-overlapping directors. After the termination of the Rights Agreement, holders of BEPC exchangeable shares will continue to have all of the rights provided for in the BEPC articles but will no longer be entitled to rely on the secondary exchange rights.
Registration Rights Agreement
We entered into a registration rights agreement with BEP and Brookfield (the “Registration Rights Agreement“), pursuant to which we agreed that, upon the request of Brookfield, we will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of BEPC exchangeable shares held by Brookfield. We have agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement or prospectus.
Incentive Distributions
Brookfield’s general partner interest in BRELP, through its indirect wholly-owned subsidiary BRP Bermuda GP Limited’s, entitles it to incentive distribution rights that are based on the amount by which quarterly distributions on BRELP’s units (including securities such as BEPC exchangeable shares that are the economic equivalent of a BEP unit, but excluding BRELP’s class A preferred units) exceed specified target levels. To the extent distributions on BRELP’s units (including securities such as BEPC exchangeable shares that are the economic equivalent of a BEP unit, but excluding BRELP’s class A preferred units) exceed $0.375 per quarter, the incentive distribution rights entitle BREP Holding L.P. to 15% of incremental distributions above this threshold. To the extent that distributions on BRELP’s units (including securities such as BEPC exchangeable shares that are the economic equivalent of a BEP unit, but excluding BRELP’s class A preferred units) exceed $0.4225 per quarter, the incentive distribution rights entitle BREP Holding L.P. to 25% of incremental distributions above this threshold. BRP Bermuda GP Limited may elect to reinvest any of the incentive distributions from its general partner interest in additional redeemable partnership units. The above thresholds of $0.375 and $0.4225 were reduced on the completion of the special distribution to give effect to the special distribution, to $0.300 and $0.338. The thresholds were further reduced on completion of the three-for-two stock-split to $0.200 and $0.2253. To the extent that Brookfield

Renewable pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.
BEPC is responsible for reimbursing the partnership or its subsidiaries, as the case may be, for its proportionate share of the base management fee. Our proportionate share of the base management fee will be calculated on the basis of the value of our business relative to that of the partnership.
Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in the BEPC articles and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management—The Master Services Agreement—Indemnification and Limitations on Liability” and Item 6.C “Board Practices—Indemnification and Limitations on Liability”.
Brazil Development Projects
The partnership indirectly acquired a number of early stage development projects in Brazil from Brookfield in November 2011. To further align interests and incentivize continued development success with respect to these specific projects, Brookfield received no upfront proceeds for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following the acquisition, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. Fair market value means Brookfield Renewable’s, as applicable, pro rata percentage of the fair market value of a development project, as determined by the Service Provider and the independent directors of NA Holdco, on the date on which substantial completion of the development project has been achieved, or, if earlier, the date that the project is sold. With respect to these Brazil development projects, Brookfield subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value of a given project. These development projects were transferred to our company as part of the reorganization in connection with the special distribution.
Licensing Agreement
BEPC is automatically entitled to the benefits and certain obligations under the licensing agreement that the partnership has entered into with Brookfield (the “Licensing Agreement“), by virtue of the fact that BEPC is a controlled subsidiary of the partnership. Pursuant to the Licensing Agreement, Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, BEPC does not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis.
The Licensing Agreement may be terminated by the partnership upon thirty (30) days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of thirty (30) days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreement effective immediately upon termination of the Master Services Agreement or with respect to any licensee upon thirty (30) days’ prior written notice of termination if any of the following occurs:
•the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of thirty (30) days after written notice of termination of the breach is given to the licensee;
•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the licensee ceases to be an affiliate of Brookfield.
A termination of the Licensing Agreement with respect to one or more licensees will not affect the validity or enforceability of the agreement with respect to any other licensee.

BEPC Relationship with the Partnership
Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one BEP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each BEP unit, and is exchangeable at the option of the holder for one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. The partnership and our company expect that the market price of BEPC exchangeable shares will be impacted by the market price of the BEP units and the combined business performance of our group as a whole. The partnership holds a 75% voting interest in BEPC through its holding of BEPC class B shares and owns all of the BEPC class C shares, which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares and subject to the prior rights of holders of BEPC preferred shares.
Credit Support
Certain subsidiaries of BEPC fully and unconditionally guarantee (i) any all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC (“Finco”), in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) the all present and future senior preferred shares of BRP Equity as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) from time to time, certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, and (iv) the obligations of under all present and future bilateral credit facilities established for the benefit of our group.
Subscription Agreement
BEPC has entered or will enter into subscription agreements with the partnership from time to time, pursuant to which BEPC has or will subscribe for such number of BEP units necessary to satisfy its obligations in respect of requests for exchange made by BEPC exchangeable shareholders, as and when they arise, or a redemption of BEPC exchangeable shares by BEPC, in each case at a price per BEP unit equal to the NYSE closing price of one BEP unit on the date that the applicable request for exchange is received by BEPC’s transfer agent, or the NYSE closing price of one BEP unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Subordinated Credit Facilities
BEPC has entered into two credit agreements with the partnership, one as borrower and one as lender (the “Subordinated Credit Facilities”), each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within our group. One credit facility permits BEPC to borrow up to $1.75 billion from the partnership and the other constitutes an operating credit facility that permits the partnership to borrow up to $1.75 billion from BEPC.
The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Any amendment, modification or waiver to such credit agreements that would reasonably be expected to adversely impact the applicable borrower’s ability to use the applicable credit facility for the purpose of making distributions to BEPC, and as a result, the economic equivalence of a BEPC exchangeable share with a BEP unit, requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield or its affiliates, voting as a class or, in the event that there is more than one non-overlapping director, the approval of a majority of such non-overlapping directors.
Equity Commitment Agreement
The partnership provides to BEPC an equity commitment in the amount of $1 billion pursuant to an equity commitment agreement (the “Equity Commitment Agreement”). The equity commitment may be called by BEPC in exchange for the issuance of a number of BEPC class C shares to the partnership, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one BEPC exchangeable share on the principal stock exchange on which BEPC exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board.
Pursuant to the Equity Commitment Agreement, BEP covenants and agrees that it will not declare or pay any distribution on the BEP units if on such date BEPC does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares.
Any amendment, modification or waiver to the Equity Commitment Agreement that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a BEP unit requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield or its affiliates, voting as a class or, in the event that there is more than one non-overlapping director, the approval of a majority of such non-overlapping directors. The equity commitment will terminate in the event that all of the outstanding BEPC exchangeable shares are held by Brookfield, the partnership, or their controlled affiliates.
BEPC Voting Agreements
Brookfield and the partnership have determined that it is desirable for our company to have control over certain of the partnership’s entities through which the partnership hold its interest in its operating subsidiaries. Accordingly, we have entered into voting agreements (“BEPC Voting Agreements”) to provide our company with voting rights over such entities.
Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of our company with respect to certain matters, including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of the strategy of our investment activities, and of the Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of Brookfield Renewable and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Renewable, our shareholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of Brookfield Renewable and/or of Brookfield Accounts in which we invest.
Brookfield’s activities include, among others: investment and asset management; managing and investing reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest.
The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein, Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which we invest, and our Conflicts Protocols that have been approved by our independent directors.
As described further below under this Item 7.B “Related Party Transactions—Resolution of Conflicts”, our group maintains conflicts protocols, guidelines and principles (the “Conflicts Protocols”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions, and which was put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focus on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of our independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our independent directors. By acquiring our BEPC exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in BEPC exchangeable shares and the operation of Brookfield Renewable.
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through Brookfield Accounts in which we invest. Any references in this Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts, which are similar to the advice provided and services performed by Brookfield for Brookfield Renewable and Brookfield Accounts in which we invest. Brookfield and Brookfield Accounts have (and future Brookfield Accounts will have) investment mandates that overlap with those of Brookfield Renewable and Brookfield Accounts in which we invest, and will compete with and/or or have priority over Brookfield Renewable (and Brookfield Accounts in which we invest) in respect of particular investment opportunities, As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Renewable (and/or the Brookfield Accounts in which we invest) are not expected to be available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to Brookfield Renewable (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Among others, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that invest (via debt, equity and other investments) in real estate, infrastructure, renewable power, private equity and other companies and assets, similar to Brookfield Renewable, and that follow investment mandates that overlap with, compete with, complement and/or relate to the investment mandates of Brookfield Renewable and of Brookfield Accounts in which we invest. In addition, certain Brookfield Accounts pursue (and future Brookfield Accounts will pursue) investment mandates that are different than those of Brookfield Renewable (and of Brookfield Accounts in which we invest), including investment mandates that focus on investments with lower risk-return profiles than Brookfield Renewable generally targets.
As a general matter, other Brookfield Accounts will have priority over Brookfield Renewable in respect of investment opportunities that are suitable and appropriate for their investment mandates. By way of example only, these include Brookfield Accounts that focus on equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds. It is expected that Brookfield Renewable will participate in these opportunities by investing in Brookfield Accounts to the extent suitable and appropriate for our investment mandate, as determined by Brookfield from time to time in its sole discretion and as approved by our independent directors.
Where the investment mandates of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations).
As a result of the foregoing considerations, Brookfield Renewable and Brookfield Accounts in which we invest generally will receive a smaller allocation of investment opportunities than would otherwise have been the case and may not, in certain circumstances, participate in opportunities that it (or Brookfield Accounts in which we invest) otherwise would have participated in, in each case for example if it (or Brookfield Accounts in which we invest) had pursued their investment activities differently and/or outside of Brookfield’s broader investment platform. However, as noted throughout this Form 20-F, it is a key element of Brookfield Renewable’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of Brookfield Renewable and Brookfield Accounts in which we invest.
•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts.
•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to Brookfield Renewable or a Brookfield Account in which we are invested exceeds the amount that is advisable or appropriate for Brookfield Renewable or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by Brookfield Renewable’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, shareholders of our company, unitholders of Brookfield Renewable, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Investing Affiliate, and/or one or more third parties. Brookfield Renewable, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested.
Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity.
The allocation of co-investment opportunities raises certain potential conflicts of interest, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield economically by virtue of fees and other compensation that will be payable to Brookfield by the co-investors and/or by encouraging co-investors to enter into a relationship, or expand their relationship, with Brookfield. Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to Brookfield Renewable (in connection with its investments in Brookfield Accounts) may be significantly higher or lower than those made available to other co-investors (including other Brookfield Accounts, Brookfield employees, and Brookfield). Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Where Brookfield Renewable agrees to participate in a co-investment opportunity, it generally will be liable for costs related to the opportunity to the extent it is not consummated. See “Co-Investment Expenses” and “Facilitation of Co-Investments” below. Co-investors’ returns with respect to co-investments made alongside Brookfield Renewable or a Brookfield Account in which Brookfield Renewable invests may exceed the returns of Brookfield Renewable and/or the relevant Brookfield Account, particularly co-investors that are subject to reduced management fees, carry distributions and/or similar compensation payable to Brookfield with respect to such co-investments.
Certain investors in Brookfield Account are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in Brookfield Renewable does not entitle any shareholder or unitholder to allocations of co-investment opportunities (either alongside Brookfield Renewable or any other Brookfield Account) and shareholders and unitholders generally will not have any right to receive co-investment opportunities.
•Co-Investment Expenses. Co-investors (including Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and generally will be required to pay their pro rata share of fees, costs and expenses related to potential co-investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).
In managing a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest), Brookfield endeavors to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors will not bear such fees, costs and expenses because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time the potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will be considered operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account); provided that, in all instances, Brookfield Renewable and Brookfield, in their capacity as co-investors or prospective co-investors alongside a Brookfield Account, intend to bear their pro rata share of such fees, costs and expenses based on the amount they have committed to co-invest as of the time a binding offer is made by the Brookfield Account. In addition, Brookfield Renewable will bear the costs and expenses of drafting form agreements used to facilitate investments by co-investors alongside Brookfield Renewable (in connection with co-investment opportunities that we offer) and our pro-rata share of such costs and expenses incurred by other Brookfield Accounts in which we are invested.
•Facilitation of Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, another Brookfield Account, or Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by another Brookfield Account (including Brookfield Accounts in which we invest), Brookfield Renewable, or by co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests. But for these forms of support, Brookfield Renewable or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet closed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield provides benefits overall to Brookfield Renewable and improves the attractiveness of our units through its ability to rely on Brookfield’s expertise, financial resources, access to capital and deep relationships in the market. These arrangements, however, give rise to conflicts considerations.
Under these arrangements, the relevant investor (whether Brookfield, another Brookfield Account, Brookfield Renewable or a co‑investor) will be expected to reimburse the relevant financing provider (whether Brookfield, another Brookfield Account or Brookfield Renewable) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the relevant Brookfield Account’s governing documents. An investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts may be borne disproportionately by Brookfield Renewable (or a Brookfield Account in which we are invested) if we (or the Brookfield Account) are the financing provider. In certain situations, such as short term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
In addition, from time to time Brookfield Renewable (or a Brookfield Account in which we invest) will provide interim debt or equity financing (including emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that Brookfield Renewable (or the Brookfield Account) would have been permitted to make such investment. In connection with any such interim investment, Brookfield Renewable (or the relevant Brookfield Account) may hedge its currency, interest rate or other exposure and, as a result, incur hedging or borrowing costs. There is no guarantee that any co-investor will ultimately bear the costs or expenses associated with any such hedging or borrowing, and Brookfield Renewable (or Brookfield Account in which we invest) may be exposed to losses from currency exchange rate fluctuations, hedge gains or losses and/or additional expenses. Even where Brookfield Renewable (or Brookfield Account in which we invest) hedges currency or other exposure attributable to co‑investors’ portion of an investment, such hedges are expected to be imperfect and Brookfield Renewable (or Brookfield Account) may accordingly be exposed to losses. Fluctuations in exchange rates during the time an interim investment is held by Brookfield Renewable (or Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Brookfield Renewable (or Brookfield Account in which we invest) will bear risks associated with the investment, currency exchange rates, interest rates and other factors during the term it holds the investment.
Where Brookfield Renewable (or Brookfield Account in which we invest) acquires an investment on behalf of co-investors (including a follow-on investment), the terms of the sale of such investment to co-investors may not be favorable to Brookfield Renewable (or Brookfield Account) and may result in better terms for such co-investors than Brookfield Renewable (or Brookfield Account). For example, co-investors may not agree to reimburse Brookfield Renewable (or Brookfield Account in which we invest) for expenses incurred in connection with an investment. Similarly, if an investment depreciates during the period when Brookfield Renewable (or Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or Brookfield Account) may take a loss on the portion of an investment we were holding on behalf of co-investors. In these types of situations, Brookfield Renewable (or Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield has long-term relationships with a significant number of institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, but are not required to consult with Brookfield regarding such activities and/or offer Brookfield opportunities to invest with them.
As a result, Brookfield Client Relationships compete with Brookfield Renewable (and Brookfield Accounts in which we invest) for investment opportunities. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable or a Brookfield Account in which we invest, Brookfield will consider (among other things) these relationships and their potential impact on the availability or pricing of opportunities, and there may be certain opportunities that are not be pursued on behalf of Brookfield Renewable or a Brookfield Account in which we invest in view of such relationships and their impact on the availability and/or pricing of the opportunity.
In addition, Brookfield Renewable (or Brookfield Accounts in which we invest) may invest with or alongside (via joint ventures or similar arrangements) or otherwise jointly pursue investment opportunities with Brookfield Client Relationships, which will influence decisions made by Brookfield with respect to such investments, including in connection with governance and control over, and major decisions regarding, the investments.
At all times, Brookfield will act and make decisions on behalf of Brookfield Accounts (including Brookfield Renewable) that it believes are in the Brookfield Account’s (and Brookfield Renewable’s) best interests, taking into account all facts and circumstances that it deems relevant, including potential participation by Brookfield Client Relationships in the pursuit or the consummation of certain investments.
CONFLICTS RELATING TO INVESTMENTS
As noted throughout this Form 20-F, Brookfield Renewable is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including Brookfield Renewable and Brookfield Accounts in which we invest. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.
•Advice to Other Brookfield Accounts May Conflict with Brookfield Renewable’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, Brookfield and/or the Investing Affiliate that could compete or conflict with the advice Brookfield gives to

Brookfield Renewable and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to Brookfield Renewable and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts, Brookfield and/or the Investing Affiliate could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Renewable and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Renewable and/or Brookfield Accounts in which Brookfield Renewable is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Investing Affiliate, Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Investing Affiliate. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Investing Affiliate) has larger proprietary investments in other Brookfield Accounts than in Brookfield Renewable and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Investing Affiliate may be made without regard to the interests of Brookfield Renewable and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
Subject to applicable law and our Conflicts Protocols, Brookfield from time to time will cause Brookfield Renewable or a Brookfield Account in which we are invested to invest in securities, bank loans or other obligations of companies or assets affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or another Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstances, Brookfield or such Brookfield Account would benefit if Brookfield Renewable invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from Brookfield Renewable, which would present the opposite conflict. In situations where we (or a Brookfield Account in which we invest) pursue a take‑private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or another Brookfield Account is invested, it could result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities (or the activities of a Brookfield Account in which we are invested) enhance the profitability of Brookfield, the Investing Affiliate or a Brookfield Account with respect to their investments and related activities, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on behalf of Brookfield Renewable or the Brookfield Account in which we are invested.
Notwithstanding the foregoing, Brookfield will determine the appropriate investment decision for each Brookfield Account (including us and Brookfield Accounts in which we are invested) in a manner that it believes is in such account’s best interests, taking into account the Brookfield Account’s investment mandate, interests and governing documents, Brookfield’s investment guidelines, protocols and fiduciary duties, and applicable facts and circumstances.
Certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) could, in the normal course of managing their business activities, provide investment banking and other advisory services to (i) third parties with respect to assets that Brookfield Renewable (or a Brookfield Account in which Brookfield Renewable is invested) has an investment in or is pursuing an investment in and/or (ii) issuers in which Brookfield Renewable (or a Brookfield Account in which we are invested) desires to invest in or transact with. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Renewable (or a Brookfield Account in which Brookfield Renewable is invested), and we (or a Brookfield Account in which Brookfield Renewable is invested) could compete with such Brookfield Accounts (or their clients) in pursuing certain investments. Brookfield has implemented information barrier protocols designed to adequately address these conflicts considerations.
•Allocation of Personnel. Brookfield will devote such time as it deems necessary to conduct the business affairs of Brookfield Renewable and each Brookfield Account in which we invest in an appropriate manner. However, the various teams and personnel working on one Brookfield Account will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among Brookfield Renewable and other Brookfield Accounts and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to Brookfield Renewable are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, and such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers and/or users, assets, funding and other metrics that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Brookfield believes that managing its broader investment and asset management platform in an integrated fashion, which includes sharing of information and data obtained through the platform, provides Brookfield Accounts with greater transaction sourcing, investment and asset management capabilities, and related synergies, including the ability to better anticipate macroeconomic and other trends, and make more informed decisions for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest).
At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including Brookfield Renewable and Brookfield

Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, Brookfield Renewable (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside Brookfield Renewable (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies, and reputational risk assessments.
Brookfield will possess material, non-public information about companies that will limit our (and Brookfield Accounts’) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which we are invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including Brookfield Renewable) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by Brookfield Renewable and/or Brookfield Accounts that we are invested in, restrictions on transactions by Brookfield Renewable and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Renewable and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Renewable and/or Brookfield Accounts that we are invested in.
As a result of the foregoing, Brookfield could restrict, limit or reduce the amount of Brookfield Renewable’s investments (or investments of Brookfield Accounts that we are invested in) under certain circumstances. In addition, certain of the investments made by Brookfield Renewable or Brookfield Accounts in which we invest could become subject to legal and/or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to efficiently conduct its business activities. Brookfield could also reduce our (and Brookfield Accounts’) interest in, or restrict Brookfield Renewable (or Brookfield Accounts in which we are invested) from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to us (or Brookfield Accounts in which we are invested) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield or create the potential risk of trade or other errors.
In addition, certain potential conflicts considerations will arise for Brookfield in managing its investment and asset management platform in an integrated fashion. For example, in seeking to manage business activities efficiently across all Brookfield Accounts, Brookfield could determine, in its discretion, to apply certain restrictions during certain times to certain Brookfield Accounts, but not to others, taking into account the relevant facts and circumstances it deems appropriate. Moreover, while Brookfield will have or obtain information from across the platform (including all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.
Operating in an integrated environment is also expected to result in Brookfield, Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for Brookfield Renewable, Brookfield Accounts in which we are invested or their portfolio companies, or result in Brookfield, Brookfield Account and/or portfolio companies benefiting from the business and investment activities of Brookfield Renewable and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account or itself in a particular company could be enhanced by information obtained from the investment activities of Brookfield Renewable or Brookfield Accounts in which we invest. These integrated platform synergies are expected to provide material benefits to Brookfield, Brookfield Accounts and portfolio companies and Brookfield’s affiliates and related parties, including those that are managed independently and their accounts, without compensation to the Brookfield Accounts whose information is being used, because Brookfield shares information regarding Brookfield Accounts and/or portfolio companies with its affiliates and related parties. For example, Brookfield shares investment research prepared in connection with portfolio company investments by Brookfield Accounts with other members of Brookfield’s platform and their accounts at no cost (in accordance with information barriers and related protocols). See “Oaktree” and “Brookfield’s Public Securities Group” below. While Brookfield believes information sharing across its platform benefits Brookfield Accounts overall by leveraging Brookfield’s long operating history, broad reach and expertise across sectors and geographies, this practice gives rise to conflicts because Brookfield has an incentive to pursue and manage investments for Brookfield Renewable (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield, Brookfield Accounts and/or their portfolio companies across the whole platform, including investments that Brookfield would not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course.
While Brookfield will manage its investment and asset management platform in an integrated basis, there is no assurance that the investment professionals managing the investment activities of Brookfield Renewable and/or Brookfield Accounts in which we invest will have access to and/or knowledge of all information that Brookfield is privy to at any given point in time. Conversely, operating in an integrated environment may provide Brookfield with access to and knowledge of information that Brookfield may have obtained in connection with an investment for another Brookfield Account, which may provide benefits to such other Brookfield Accounts that would not exist but for its position within Brookfield’s platform. Brookfield will not be under any obligation or other duty to make all such information available for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest and/or any portfolio companies.
•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield expects to provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with Brookfield Renewable or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, Brookfield Renewable, other Brookfield Accounts, their portfolio companies, shareholders or BEP's unitholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of Brookfield Renewable and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Renewable, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Renewable, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Renewable, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa).
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Investing Affiliate and/or other Brookfield Accounts hold an equity or debt position or in which Brookfield, the Investing Affiliate or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with us; (ii) in their discretion, invest alongside us; (iii) be borrowers of certain investments or lenders in respect of Brookfield Renewable; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable, conflicts of interest, including among others those described below, will arise.
Brookfield, the Investing Affiliate and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than us (or a Brookfield Account in which we are invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, de-risk exposures, or otherwise manage their investments differently than Brookfield Renewable (or a Brookfield Account in which we are invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where we invest alongside Brookfield or another Brookfield Account, we may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.
Brookfield, the Investing Affiliate and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is likely that we will, or one of our (direct or indirect) investments will, hold an interest in one part of a company’s capital structure while Brookfield, the Investing Affiliate and/or another Brookfield Account or its portfolio company holds an interest in another or has invested on different terms. This would result in Brookfield, the Investing Affiliate and/or other Brookfield Accounts holding interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we are invested), which gives rise to conflicts. In situations where the company or asset experiences financial distress, bankruptcy or a similar situation, our interest (or the interest of a Brookfield account in which we are invested) could be subordinated to interests of Brookfield, the Investing Affiliate and/or other Brookfield Accounts with interests that are more senior in priority to ours (or a Brookfield Account in which we are invested). The conflicts between such parties and Brookfield Renewable will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we are invested) does not have the ability or otherwise decides not to make additional investments in the asset in order to sustain its position in the asset. In this case, Brookfield, the Investing Affiliate and/or other Brookfield Accounts could, for a relatively small investment, obtain a stake in the asset or take over the management of (and risk relating to) such asset to the detriment of Brookfield Renewable.
Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if we or the Brookfield Account in which we are invested had acquired only the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. These types of transactions will not require the approval of the holders of BEPC exchangeable shares. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Renewable, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Renewable, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Renewable’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, the relevant Brookfield Account or Oaktree Account may act in its own interest, without regard for the interests of Brookfield Renewable, the investments, our shareholders or BEP's unitholders, which may materially and adversely affect Brookfield Renewable, any subsidiary or investment entity and, in certain circumstances such as an event of default, ultimately may result in realization of Brookfield Renewable’s or an investment’s assets and a loss of the entire investment of tour shareholders or BEP's unitholders. In addition, if Brookfield is a party to a transaction or an agreement with Brookfield Renewable or an investment to provide services or financing to us or such investment or is a lender to Brookfield Renewable or any of its investments, Brookfield will have the sole right to, through or on behalf of Brookfield Renewable, either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of Brookfield Renewable thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third- party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Investing Affiliate, Brookfield Renewable and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Investing Affiliate, Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of our independent directors on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, the Investing Affiliate and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Renewable and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. That outcome may include including realizing different returns (including, possibly lower returns) on our investments than Brookfield, the Investment Affiliate and/or other Brookfield Accounts do on theirs. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
•Investment Platforms. A Brookfield Account, alone or co-investing alongside other Brookfield Accounts or third parties may create or acquire assets that will serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”). In the case of such Investment Platforms, Brookfield Renewable (or a Brookfield Account in which we are invested) may rely on the existing management, board of directors and other shareholders of such companies, which may include representation of other financial investors with whom Brookfield Renewable or such Brookfield Account is not affiliated and whose interests may conflict with the interests of Brookfield Renewable or such Brookfield Account. In other cases, Brookfield Renewable (or a Brookfield Account in which we are invested) may recruit a management team to pursue a new Investment Platform expected to lead to the formation of a future Investment Platform. A Brookfield Account (including Brookfield Renewable) may also form a new portfolio company and recruit a management team to build the Investment Platform through acquisitions and organic growth. Brookfield Renewable, a Brookfield Account in which we are invested or the Investment Platform, as applicable, will bear the expenses of such management team, including any overhead expenses, employee compensation, diligence expenses or other related expenses in connection with backing the management team or building out the Investment Platform. Such expenses may be borne directly by a Brookfield Account (as broken-deal expenses, if applicable) or indirectly as a Brookfield Account in which we bears the start-up and ongoing expenses of the newly formed Investment Platform. In certain cases, the services provided by such management team may overlap with the services provided by Brookfield to such Brookfield Account. The compensation of management of an Investment Platform may include interests in the profits of the Investment Platform, including profits realized in connection with the disposition of an asset, and co-investments alongside the relevant Brookfield Account. Although an Investment Platform may be controlled by a Brookfield Account, members of the management team will not be treated as employees of Brookfield for purposes of the Brookfield Account’s governing documents, and none of the expenses, profit interests or other arrangements described above will offset management fees.
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by Brookfield Renewable, a Brookfield Account in which we are invested and/or portfolio companies.
Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts (such as Brookfield Renewable or Brookfield Accounts in which we are invested) being invested in different levels of an issuer’s capital structure. These situations will give rise to conflicts of interests and potential adverse impacts on Brookfield Renewable, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving Brookfield Renewable (or a Brookfield Account in which we are invested or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval of our independent directors, unless otherwise determined by Brookfield in its sole discretion, or the holders of BEPC exchangeable shares.
•Pricing. Brookfield Renewable’s investments in securities of issuers affiliated with Brookfield Accounts, including debt securities issued by portfolio companies, generally will be made on terms Brookfield determines to be arm’s length market terms in its sole discretion. Brookfield Renewable will have an interest in obtaining the lowest possible price for these securities, while the other Brookfield Account will have an interest in obtaining the highest. This situation gives rise to conflicts of interest. Brookfield expects that Brookfield Renewable will rely on opinions and guidance provided by underwriters, distributors and/or third-party advisors regarding whether the overall terms of the offering (including price) are consistent with arm’s length market terms as well as natural market dynamics involved in pricing the offerings.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions, among others, as it determines in its sole discretion in satisfaction of its duties to the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the investors in the Brookfield Account in which we are invested (or their advisory committee) with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of Brookfield and/or the Brookfield Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from Brookfield or a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from Brookfield or another Brookfield Account, even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by Brookfield or a Brookfield Account will require approval by Brookfield Renewable or the holders of BEPC exchangeable shares.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no information barrier between the personnel managing the Investing Affiliate’s activities and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially conflict with or adversely affect our (or Brookfield Accounts’) activities and to ensure that our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Renewable and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain companies without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to investment activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that could be suitable for Brookfield Renewable or any other Brookfield Account, and Brookfield Renewable (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts could benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from Brookfield Renewable and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to holders of BEPC exchangeable shares, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing Brookfield Renewable and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related limits and restrictions.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or PSG could result in significant consequences to Brookfield (and PSG) as well as have a significant adverse impact on Brookfield Renewable and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in.
•Oaktree. Brookfield holds a significant interest in Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”). Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
We expect that Brookfield, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we are invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield Renewable, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between Brookfield Renewable and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Renewable and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable and Brookfield Accounts that we invest in with Brookfield, and Brookfield Renewable and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact Brookfield Renewable and/or Brookfield Accounts that we invest in. Oaktree could provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
As noted, Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Renewable and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, Brookfield Renewable and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Renewable and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Renewable and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by Brookfield Renewable (directly or indirectly). Brookfield Renewable and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of Brookfield Renewable and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of investment information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
Brookfield and Oaktree may decide, at any time and without notice to Brookfield Renewable or holders of BEPC exchangeable shares, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on Brookfield Renewable and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for Brookfield Renewable and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.
As noted in this “—Decisions Made and Actions Taken That May Raise Potential Conflicts of Interest—Transactions among Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “—Decisions Made and Actions Taken That May Raise Potential Conflicts of Interest—Transactions among Portfolio Companies” .
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be resolved in favor of Brookfield Renewable’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. From time to time, subject to and in accordance with applicable law and the terms of our Conflicts Protocols, Brookfield expects (but is under no obligation) to effect cross trades and/or principal transactions pursuant to which we (or Brookfield Accounts in which we are invested) purchase investments from or sell investments to Brookfield and/or other Brookfield Accounts. Pursuant to applicable law and our Conflicts Protocols, certain of these transactions will require approval of our independent directors, which approval will be deemed to constitute the approval of, and be binding upon, our company and all holders of BEPC exchangeable shares.
In light of the potential conflicts of interest and regulatory considerations relating to cross trades and/or principal transactions, including among others Brookfield’s conflicting division of loyalties and responsibilities to the parties in these transactions, Brookfield has developed policies and procedures in order to guide the effecting of such transactions. However, there can be no assurance that such transactions will be effected, or that such transactions will be affected in the manner that is most favorable to Brookfield Renewable (or a Brookfield Account in which we are invested) as a party to any such transaction. For the avoidance of doubt, transactions among portfolio companies of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts and/or Oaktree Accounts that get effected in the ordinary course will not be treated as cross trades or principal transactions and will not require approval of our independent directors or any other consent. See “—Decisions Made and Actions Taken That May Raise Potential Conflicts of Interest—Transactions among Portfolio Companies” below.
•Warehousing Investments. From time to time, Brookfield, a Brookfield Account or Brookfield Renewable will “warehouse” certain investments on behalf of other Brookfield Accounts in which we expect to invest, i.e., Brookfield, a Brookfield Account or Brookfield Renewable will make an investment on behalf of another Brookfield Account in which we expect to invest and transfer it to the Brookfield Account at a later date at cost plus a pre-agreed interest rate after the Brookfield Account has raised sufficient capital, including financing to support the acquisition. In the event that the applicable Brookfield Account does not raise sufficient capital and/or obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment (in connection with warehoused arrangements that we provide), we or a Brookfield Account in which we are invested would be forced to retain the investment, the value of which may have increased or declined.
•Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.

Brookfield, in its capacity as our service provider, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by Brookfield Renewable will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to Brookfield Renewable. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including Brookfield Renewable (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by Brookfield Renewable or other Brookfield affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.
Conflicts of interest arising for Brookfield under this arrangement have been approved by our independent directors in accordance with our Conflicts Protocols for resolving potential conflicts of interest.
•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to Brookfield Renewable, including access to financing arrangements and investment opportunities, and Brookfield Renewable supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. However, Brookfield believes that these arrangements are in the best interests of Brookfield Renewable and Brookfield Accounts in which we invest.
Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between Brookfield Renewable and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by our independent directors.
Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for Brookfield Renewable than it otherwise would in the absence of such arrangements. In addition, our investment in and support of Brookfield Accounts and their portfolio companies provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources), assisting Brookfield in marketing Brookfield Accounts and facilitating more efficient management of their portfolio companies’ operations.
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of holders of BEPC exchangeable shares.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
Due to the broad scope of Brookfield’s activities and the scale of its advisory, asset management and related business, Brookfield is required to make decisions and take actions on behalf of a wide variety of private funds, clients (including Brookfield Renewable), and affiliates. As discussed below, the diversity of Brookfield’s platform is expected to provide benefits overall to each entity that is a part of it. However, from time to time, Brookfield’s decisions and actions will necessarily favor one client over another, including in a manner disadvantageous to Brookfield Renewable and Brookfield Accounts we invest in.
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Renewable (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities.
•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including Brookfield Renewable) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to Brookfield Renewable) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance and other similar expenses that relate to Brookfield Accounts. Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain expenses are suitable for only Brookfield Renewable or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to Brookfield Renewable and other Brookfield Accounts despite the fact that such expenses may not directly relate to Brookfield Renewable and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit Brookfield Renewable (and Brookfield Accounts that we invest in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation. Brookfield will allocate such expenses among Brookfield Accounts (including Brookfield Renewable) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account.
In addition, where a potential investment is pursued on behalf of one or more Brookfield Accounts, including Brookfield Renewable, the Brookfield Accounts that ultimately make the investment (or, in the case of a potential investment that is not consummated, the Brookfield Accounts that Brookfield determines, in its discretion, ultimately would have made the investment) will generally bear the expenses related to such investment (including broken deal costs, in the case of an investment that is not consummated). Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including the Manager or its affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction.
Brookfield will make expense allocation decisions in its discretion and may modify or change its allocation methodologies and policies from time to time to the extent it determines such modifications or changes are necessary or advisable, which could result in Brookfield Renewable and/or Brookfield Accounts in which we invest bearing less (or more) expenses than otherwise would have been the case without such modifications.

New types of operating expenses could arise in the ordinary course and Brookfield will allocate such expenses to us and Brookfield Accounts in which we invest as appropriate. In addition, although organizational expenses of Brookfield Accounts in which we invest are generally subject to a cap, certain operating expenses, which are not subject to a cap, include costs related to organizational matters, such as costs and expenses relating to distributing and implementing elections pursuant to any “most favored nations” clauses in investor side letters, and fees, costs and expenses of anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures.
Brookfield has engaged a compliance consulting firm and may engage similar firms to provide services in connection with investor relations operations, including the review of diligence and marketing materials. The expenses relating to these services are allocated to Brookfield Accounts.
•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to Brookfield Renewable, Brookfield Accounts in which we invest and their portfolio companies that would otherwise be provided by independent third parties, including among others lending, loan special servicing, investment banking, advisory, consulting, entitlement, acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial, the placement and provision of insurance policies and coverage, development, construction and design (including oversight thereof), real estate and property management (and oversight thereof), leasing, power marketing, operational, legal, financial, back office, brokerage, corporate secretarial, accounting, human resources, bank account management, supply or procurement of power and energy, fund administration (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents) and other financial operations services, hedging and other treasury services and capital markets services, services relating to the use of entities that maintain a permanent residence in certain jurisdictions, data management services and other services or products (such services, collectively, “Affiliate Services”).
To the extent that Brookfield or a Brookfield Account provides Affiliate Services to us, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates for the relevant services that Brookfield reasonably believes to be consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); provided that, if the Affiliate Service Rate for an Affiliate Service is not able to be determined, the Affiliate Service will be provided at cost (including an allocable share of internal costs) plus an applicable administrative fee; or (ii) at any other rates with the approval of our independent directors (for services provided to Brookfield Renewable) and with the approval of the relevant Brookfield Account’s investors or their advisory committee (for services provided to a Brookfield Account in which we are invested).
For the avoidance of doubt: (i) where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the Affiliate Service Rate could include performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) for certain Affiliate Services, the Affiliate Service Rate will include a pass-through of costs (including information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs) incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by Brookfield Renewable or Brookfield Accounts in which we invest) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to Brookfield Renewable and Brookfield Accounts in which we are invested. Where Affiliate Services are in place prior to Brookfield Renewable’s (or a Brookfield Account’s) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, we (or the Brookfield Account, as applicable) will inherit the pre-existing fee rates for such Affiliate Services until (i) such time at which third-party consent is no longer required or (ii) a Brookfield Account seeks consent to amend such rates. Accordingly, while a Brookfield Account may seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example,

Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely may choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
Compensation for Affiliate Services payable to Brookfield will not be shared with us or the holders of BEPC exchangeable shares (or offset against management fees) and may be substantial. The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to us or Brookfield Accounts in which we are invested. Furthermore, providing services or products to Brookfield Renewable, a Brookfield Account in which we are invested and/or portfolio companies will enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield may nonetheless determine, in its sole discretion, to use Affiliate Service Rates in these situations).
Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for the similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, or (vii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by Brookfield Renewable and other Brookfield Accounts (as applicable).
While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield for any Affiliate Service will not be greater than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time. For the avoidance of doubt, fees may be charged for Affiliate Services in advance based on estimated budgets and/or time periods, and subject to true-up once the relevant Affiliate Services are complete.
In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable and Brookfield Accounts in which we are invested which do not reduce management fees and are not otherwise shared with Brookfield Renewable, holders of BEPC exchangeable shares, BEP's unitholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Renewable, holders of BEPC exchangeable shares, BEP's unitholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable,

Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to holders of BEPC exchangeable shares or BEP's unitholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Renewable, a Brookfield Account in which we are invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Renewable, holders of BEPC exchangeable shares, BEP's unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by Brookfield Renewable and other Brookfield Accounts.
•Transactions among Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations.
Portfolio companies of Brookfield Accounts and Oaktree Accounts generally are not Brookfield’s and Brookfield Renewable’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Oaktree Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or an Oaktree Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.

All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our independent directors or holders of BEPC exchangeable shares or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).
Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies) and not to Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies enter into with these companies satisfies a legitimate business need and is in the best interests of Brookfield Renewable, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on Brookfield Renewable’s, the applicable Brookfield Account and/or the portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders and will not be subject to the Affiliate Service Rates.
There can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the relevant Brookfield Account and/or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or investments receive from the applicable counterparty. In some circumstances, Brookfield Renewable, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses relating to insurance coverage (including, among others, with respect to Brookfield affiliates’ placement, administration, brokerage and/or provision of such insurance coverage) for the benefit of Brookfield Renewable and the relevant Brookfield Accounts, which provides insurance coverage to, among others, Brookfield, BEP's general partner, their officers and directors, and other parties for their activities relating to Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies. Among other policies, this insurance coverage includes directors and officers liability insurance, errors and omissions insurance coverages, and terrorism, property, title, liability, fire and other insurance coverages for (or in respect of) Brookfield Renewable, Brookfield Accounts in which we invest, and their portfolio companies.
Insurance policies purchased by or on behalf of Brookfield Renewable and/or Brookfield Accounts in which we invest (and which cover Brookfield, BEP's general partner, their officers and directors, and other parties) could provide coverage for situations where Brookfield Renewable would not generally provide indemnification, including situations involving culpable conduct by Brookfield, BEP's general partner and their personnel. Nonetheless, Brookfield Renewable’s share of the fees and expenses (or the share of Brookfield Accounts in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations.
Brookfield, other Brookfield Accounts and their portfolio companies also obtain insurance coverage and utilize Brookfield affiliates for placement, administration, brokerage and/or provision of insurance coverage. Where possible, Brookfield Renewable (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives risk to conflicts in determining the proper allocation of the costs of such policies.
While shared insurance policies may be cost effective, claims made by any entity covered thereunder (including Brookfield) could result in increased costs to Brookfield Renewable and Brookfield Accounts that we invest in. In addition, such policies may have an overall cap on coverage. To the extent an insurable event results in claims in excess of such cap, Brookfield Renewable (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party. In addition, Brookfield may face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Renewable (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Renewable (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Renewable’s (or Brookfield Account’s) receipts from such insurance policy may be diminished or Brookfield Renewable (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy may also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Renewable (or a Brookfield Account in which we invest).

Brookfield Renewable (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims also creates a potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including Brookfield Renewable), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including Brookfield Renewable) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by Brookfield Renewable or Brookfield Accounts in which we are invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, Brookfield Renewable, Brookfield Accounts in which we are invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of Brookfield Renewable or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our independent directors in the Conflicts Protocols, but will not be subject to approval by holders of BEPC exchangeable shares, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield.

Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions among Portfolio Companies” and “Affiliated and Related-Party Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to Brookfield Renewable rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Shared Resources. In certain circumstances, in order to create efficiencies and optimize performance, Brookfield will cause one or more portfolio companies of Brookfield Accounts in which we are invested to share operational, legal, financial, back-office or other resources with Brookfield and/or portfolio companies of other Brookfield Accounts. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable, but which will be inherently subjective, and there can be no assurance that we (or Brookfield Accounts in which we are invested) will not bear a disproportionate amount of any costs, including Brookfield’s internal costs.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for Brookfield Renewable (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform Brookfield Renewable or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, Brookfield Renewable or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, Brookfield Renewable and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by Brookfield Renewable and/or such Brookfield Account.

Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Renewable or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by holders of BEPC exchangeable shares. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies.
•Support Services. In addition to the responsibilities enumerated in the Brookfield Accounts’ governing documents, from time to time Brookfield performs certain asset management and support services that were or could have previously been undertaken by a portfolio company’s management team, including accounting; reporting and analytics; administrative services; physical and digital security, life and physical safety, and other technical specialties; information technology services and innovation; cash flow modeling and forecasting; arranging, negotiating and managing financing and derivative arrangements; accounting, legal, compliance and tax services relating to investment holding structures below a Brookfield Account and the investments and other services. These services will be in addition to the services otherwise charged to Brookfield Renewable or a Brookfield Account in which we are invested as Affiliate Services.
In addition, Brookfield expects to perform certain support services to Brookfield Renewable or Brookfield Accounts in which we are invested that could otherwise be outsourced to third parties, including transaction support; client reporting; portfolio-level cash flow modeling and forecasting; assisting with underwriting and due diligence analytics; managing workouts and foreclosures; arranging, negotiating and managing partnership- or Brookfield Account-level financing and derivative arrangements; data generation, analysis, collection and management; accounting, legal, compliance and tax services relating to such Brookfield Account (including Brookfield Renewable) and/or its Investors (including holders of BEPC exchangeable shares) and portfolio companies; market research and appraisal and valuation services. These services will be in addition to the services outlined in the Brookfield Accounts’ governing documents.
Historically, certain of these support services may have been performed by Brookfield (without being charged to Brookfield Accounts or portfolio companies) or its operating partners, servicers, brokers or other third-party vendors. Brookfield believes that providing these support services internally results in increased focus and attention that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third-party provider. Additionally, internal support services personnel allow Brookfield investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a Brookfield Account’s portfolio.
As such, when these support and other services described above are provided, Brookfield Renewable or a Brookfield Account in which we are invested will reimburse Brookfield for its costs and expenses incurred in providing these support services, including an allocable portion of the compensation (including long term incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by Brookfield Renewable or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by Brookfield Renewable or another Brookfield Account.

While Brookfield believes that the cost of the expense reimbursements associated with these support services is reasonable, the extensive and specialized nature of the services may result in such costs not being comparable to those charged for similar services (to the extent available) by other third parties. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these support services. While Brookfield believes that this enhances the services Brookfield can offer to Brookfield Renewable, Brookfield Accounts in which we are invested, and/or portfolio companies in a cost-efficient manner, the relationship presents conflicts of interest. Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by Brookfield Renewable, Brookfield Accounts in which we are invested, and/or portfolio companies.
The types of support services that Brookfield provides to certain portfolio companies and to Brookfield Accounts (including Brookfield Renewable) will not remain fixed and should be expected to change over time as determined by Brookfield in its sole discretion, and Brookfield expects that a Brookfield Account’s (including Brookfield Renewable’s) overall share of expense reimbursements for support services will vary over time based on the particular scope of services provided to it. However, in no case will Brookfield senior investment professionals or Brookfield employees who engage in a senior management or senior supervisory role with respect to these support services be subject to expense reimbursement by Brookfield Renewable, another Brookfield Account and/or portfolio companies in accordance with these provisions.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Renewable and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Renewable and Brookfield Accounts in which we are invested.
•Service Providers. From time to time, our service providers, as well as the service providers of Brookfield Accounts in which we are invested and service providers of portfolio companies, such as deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors, may be (or their affiliates may be) Brookfield shareholders, holders of BEPC exchangeable shares and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us, Brookfield and/or Brookfield Accounts. Furthermore, employees of Brookfield or of portfolio companies have and will in the future have family members employed by service providers (particularly the large, global service providers) of Brookfield, Brookfield Accounts (including Brookfield Renewable) and portfolio companies. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us (or Brookfield Accounts we are invested in or portfolio companies) taking into account applicable facts and circumstances and consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
In addition, Brookfield, Brookfield Accounts (including Brookfield Renewable) and portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends fee discount arrangements to Brookfield and all Brookfield Accounts and their portfolio companies in a fair and equitable manner.
In certain cases, a service provider (e.g., a law firm) will provide a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. The Brookfield parties that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates their engagements than the rates paid by Brookfield parties that engaged the same provider prior to the discount being triggered.

The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to certain potential conflicts of interest. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Renewable) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Renewable) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is in the best interests of Brookfield Accounts (including Brookfield Renewable) and portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Renewable) and portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies. Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to Brookfield, Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, and with respect to Brookfield’s negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide consulting or other services at favorable or below market rates. Such relationships create incentives for Brookfield to select a financial institution or other third party based on its best interests and not our best interests. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered. The cost of the disposition will generally be borne directly or indirectly by Brookfield Renewable (or a Brookfield Account in which we are invested) and creates an incentive for Brookfield to engage such a financial institution over one with which Brookfield has no prior relationship, which could result in worse terms to Brookfield Renewable (or a Brookfield Account in which we are invested) than would be the case absent the conflict.
•Use of Brookfield Arrangements. Brookfield Renewable (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this cases, Brookfield will pass through the terms of such arrangement to Brookfield Renewable (and/or Brookfield Accounts in which we are invested) as if Brookfield Renewable (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Renewable (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.
•Utilization of Credit Facilities. Brookfield maintains substantial flexibility in choosing when and how Brookfield Renewable and Brookfield Accounts in which we are invested utilize borrowings under credit facilities. Brookfield generally seeks to utilize long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees otherwise payable to Brookfield, and (iv) when Brookfield otherwise determines that it is in the best interests of the Brookfield Account.

In addition, Brookfield Renewable and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside Brookfield Renewable or Brookfield Accounts that we are invested in. Brookfield Renewable or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Renewable or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Renewable or the relevant Brookfield Account will be contractually obligated to satisfy its share even if Brookfield Renewable or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Renewable or a Brookfield Account may provide a guarantee in connection with a potential or existing investment.
•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Renewable and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield, the Investing Affiliate and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Renewable and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield, the Investing Affiliate and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Renewable and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Renewable).
•Determinations of Value. Brookfield will value the assets (and liabilities) of Brookfield Renewable and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including holders of BEPC exchangeable shares, analysts, investors and other third parties) may disagree with such valuations. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.
The valuation of investments may affect Brookfield’s entitlement to incentive distributions from Brookfield Renewable and Brookfield Accounts in which we are invested, and/or the ability of Brookfield to fundraise for additional Brookfield Accounts. As a result, in light of business and related dynamics, Brookfield may be incentivized to value the assets of Brookfield Renewable and Brookfield Accounts that we are invested in at higher values that would otherwise be the case. However, as noted above, Brookfield will value the assets of Brookfield Renewable and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP as well as internal policies, subject to review by our independent accountants.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Renewable as well as Brookfield Accounts in which we invest, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by Brookfield Renewable and Brookfield Accounts in which we invest, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in Brookfield Renewable generally (or to Brookfield Renewable in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.
In making investment decisions for Brookfield Renewable or a Brookfield Account in which we are invested, Brookfield will consider the investment and tax objectives of Brookfield Renewable (or the Brookfield Account) as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts may arise if certain investors have objectives that conflict with those of Brookfield Renewable (or the Brookfield Account in which we are invested). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Renewable or a Brookfield Account in which we are invested, including as a withholding agent. In connection therewith, Brookfield may take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with Brookfield Renewable’s investment activities or the investment activities of a Brookfield Account in which we are invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Renewable or the Brookfield Account. However, there is no guarantee that any particular holder of BEPC exchangeable shares (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Renewable or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Renewable or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Renewable and of Brookfield Accounts in which we invest. In that capacity, these personnel are required to make decisions that Brookfield believes are in the best interests of the portfolio companies, whose interests generally are aligned with Brookfield Renewable and Brookfield Accounts as shareholders in the company. However, in certain circumstances, such as bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Renewable and/or Brookfield Accounts. Accordingly, in these situations, there may be a conflict of interest between Brookfield personnel’s duties as officers of Brookfield and their duties as directors or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course. See “Transfers and Secondment of Employees” above.
OTHER CONFLICTS
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Renewable and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Renewable and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Renewable (or a Brookfield Account in which we are invested) for more than three years. These and similar laws applicable to the tax treatment of performance-based compensation could incentivize Brookfield to hold partnership and Brookfield Accounts’ investments longer than it otherwise would.
•Calculation Errors. Brookfield could, from time to time, make errors in determining amounts due to Brookfield and/or Brookfield Accounts from Brookfield Renewable and Brookfield Accounts in which we are invested (including amounts owed in respect of management fees, performance-based compensation, and Affiliate Services). When such an error that disadvantaged Brookfield Renewable or a Brookfield Account in which we are invested is discovered, Brookfield will make Brookfield Renewable (or the Brookfield Account) whole for such excess payment or distribution based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse Brookfield Renewable (or the Brookfield Account) for such over-payment. In such cases, Brookfield will determine whether to pay interest to Brookfield Renewable (or the Brookfield Account) based on the facts and circumstances of the error, and generally does not expect to pay interest when the amounts in question are determined by Brookfield to be immaterial and/or when the error is corrected promptly. When an error that advantages Brookfield Renewable or a Brookfield Account in which we are invested is discovered, Brookfield will correct such underpayment by causing Brookfield Renewable (or the Brookfield Account) to make additional payments or distributions, as applicable; however, Brookfield Renewable (or the Brookfield Account) will not be charged interest in connection with any such underpayment.
•Structuring of Investments and Subsidiaries. Brookfield is entitled to receive management fees and other compensation from Brookfield Renewable. As a result, Brookfield will take its interests into account structuring Brookfield Renewable’s investments and other operations, while also taking into account the interests of Brookfield Renewable as a whole.
•Restrictions on Brookfield Renewable’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing Brookfield Renewable and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as real estate investment trust affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described above)) and certain investment-related restrictions, which could in certain situations have an adverse effect on Brookfield Renewable.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Renewable) from time to time engage in transactions with prospective and actual investors in Brookfield Renewable and other Brookfield Accounts, including sales of assets to (and purchases of assets from) such investors as well as joint ventures, strategic partnerships and other arrangements. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Renewable or a Brookfield Account. While Brookfield always seeks to act in its and Brookfield Accounts’ best interests, these transactions could result in significant benefits to such investors (as well as to Brookfield and Brookfield Accounts).
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
RESOLUTION OF CONFLICTS
•Resolution of Conflicts Generally. As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or a Brookfield Account in which we are invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with our Conflicts Protocols that have been approved by our independent directors. Such Conflict Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The Conflicts Protocols generally provide for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the Conflicts Protocols focus on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
•Brookfield Conflicts Committee. Brookfield has formed a conflicts committee (the “Conflicts Committee”) that reviews Brookfield’s resolution of potential and actual conflicts situations that arise in the normal course of managing Brookfield’s business activities. Brookfield’s Conflicts Committee is intended to provide review and analysis, and ensure appropriate resolution, of these conflicts considerations. However, there can be no assurance that Brookfield will timely identify and present potential conflicts of interest to its Conflicts Committee. In addition, the Conflicts Committee is comprised of senior management of Brookfield and, as a result: (i) such representatives are themselves subject to conflicts of interest considerations and (ii) there can be no assurance that any determinations made by the Conflicts Committee will be favorable to Brookfield Renewable and/or Brookfield Accounts in which we are invested. The Conflicts Committee will act in good faith to resolve potential conflicts of interest in a manner that is fair and balanced, taking into account the facts and circumstances known to it at the time. However, there is no guarantee that the Conflicts Committee will make the decision that is most beneficial to Brookfield Renewable or a Brookfield Account in which we are invested or that the conflicts committee would not have reached a different decision if additional information were available to it.
The foregoing list of potential and actual conflicts of interest is not a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Renewable. Additional conflicts may exist, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of Brookfield Renewable and Brookfield Accounts in which we invest change over time, an investment in Brookfield Renewable may be subject to additional and different actual and potential conflicts of interest. Additional information regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing BEPC exchangeable shares and current investors should review on an annual basis. Brookfield’s Form ADV is available upon request or on the SEC’s website at www.adviserinfo.sec.gov. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Renewable of the conflicts of interest described herein.
See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
As noted above, activities and transactions that give rise to potential conflicts of interests between Brookfield Renewable, holders of BEPC exchangeable shares and Brookfield Accounts in which we invest, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein, Brookfield’s conflicts management policies and guidelines, and our Conflicts Protocols. The Conflicts Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the policy focuses on addressing the principal activities that give rise to potential and/or actual conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Our Conflicts Protocols may be amended from time to time at the discretion of our independent directors. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in BEPC exchangeable shares and our operation.
With respect to transactions in which there is greater potential for a conflict of interest to arise, the general partner of BEP may be required to seek the prior approval of BEPC’s independent directors and/or the directors of the general partner of BEP that are independent from Brookfield pursuant to the Conflicts Protocols that have been approved by the independent directors from time to time. These transactions include:

•subject to certain exceptions, acquisitions by our group from, and dispositions by our group to, Brookfield and Brookfield Accounts;
•acquisitions whereby our group and Brookfield are purchasing different assets as part of a single transaction;
•investing in a private Brookfield sponsored-fund, consortium or partnership;
•the dissolution of BEP or BRELP;
•any material amendment to the Master Services Agreement, the Brookfield Relationship Agreement, BRELP’s limited partnership agreement or BEP’s limited partnership agreement;
•subject to certain exceptions, any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;
•determinations regarding the payment of fees in BEP units or limited partnership units of BRELP or the deferral of the incentive distribution. See Item 7.B “Related Party Transactions—Incentive Distributions”;
•termination of, or any determinations regarding indemnification under, the Master Services Agreement or determinations regarding indemnification under BRELP’s limited partnership agreement or BEP’s limited partnership agreement; and
•subject to certain exceptions, other material transactions involving BEPC and Brookfield.
Pursuant to the Conflicts Protocols, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with the pre-approved guidelines, policies or procedures.
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Canadian Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of redeemable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of redeemable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of our company with the partnership or any of its subsidiaries.
In addition, our Conflicts Protocols provide that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Accounts that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The Conflicts Protocols also provide that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Amended and Restated Limited Partnership Agreement of BRELP, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s-length participant or otherwise demonstrated to be on market terms. The Conflicts Protocols also provide that in transactions involving (i) an acquisition by us of an asset from Brookfield, or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

CONFLICTS OF INTEREST WITH BEP
Given our group’s ownership structure, the rationale for the formation of BEPC and because each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one BEP unit, our group expects that the interests of BEPC and the partnership will typically be aligned.
However, conflicts of interest might arise between BEPC, on the one hand, and the partnership, on the other hand. In order to assist BEPC in addressing such conflicts, the BEPC board of directors includes a non-overlapping director. Eleazar de Carvalho Filho currently serves as the non-overlapping member of the BEPC board of directors. Mr. de Carvalho Filho previously served on the board of directors the general partner of BEP since November 2011 and resigned from such board of directors shortly prior to the completion of the special distribution. Until July 30, 2021, if BEPC considers a related party transaction in which BEP is an interested party within the meaning of MI 61-101, Mr. de Carvalho Filho will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between BEPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances (iii) supports and reinforces BEPC’s ownership structure, the rationale for the formation of BEPC and the economic equivalence between the BEPC exchangeable shares and BEP units. BEPC and BEP will not generally consider it a conflict for BEPC and the partnership to form part of Brookfield Renewable, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
See Item 18. “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.
Dividend Policy
See Item 5.A “Operating Results—Liquidity and Capital Resources—Dividends Policy”, which contains information regarding our dividend policy. Also see Item 5.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Dividends”.
Legal Proceedings
See Item 18. “Financial Statements”.
8.B    SIGNIFICANT CHANGES
A discussion of the significant changes in our business can be found under Item 4 “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating Results”.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
The BEPC exchangeable shares are listed on the NYSE and the TSX under the symbol “BEPC”. The BEPC exchangeable shares began trading on the NYSE and the TSX on July 30, 2020.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS

See Item 9.A. “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
BEPC’s authorized share capital consists of (i) an unlimited number of BEPC exchangeable shares; (ii) an unlimited number of BEPC class B shares; (iii) an unlimited number of BEPC class C shares; (iv) an unlimited number of exchangeable senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series), which, together with the exchangeable senior preferred shares (“BEPC preferred shares”).
As of February 23, 2021, there were 172,201,866 BEPC exchangeable shares, 165 BEPC class B shares and 189,600,000 BEPC class C shares issued and outstanding.
BEPC Exchangeable Shares
The following description of BEPC exchangeable shares sets forth certain general terms and provisions of BEPC exchangeable shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of the BEPC articles. Through the rights and governance structures described in this Form 20-F, each BEPC exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a BEP unit. Consequently, the partnership expects that the market price of BEPC exchangeable shares will be impacted by the market price of the BEP units and the combined business performance of our group as a whole.
Voting
Except as otherwise expressly provided in the BEPC articles or as required by law, each holder of BEPC exchangeable shares will be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of BEPC. Each holder of BEPC exchangeable shares will be entitled to cast one vote for each BEPC exchangeable share held at the distribution record date for determination of shareholders entitled to vote on any matter. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes.
Holders of BEPC exchangeable shares hold an aggregate 25% voting interest in BEPC.
Dividends
The holders of BEPC exchangeable shares will be entitled to receive dividends as and when declared by the BEPC board subject to the special rights of the holders of all classes and series of the BEPC preferred shares and any other shares ranking senior to the BEPC exchangeable shares with respect to priority in payment of dividends. It is expected that each BEPC exchangeable share will receive identical dividends to the distributions paid on each BEP unit. Additionally, pursuant to the Equity Commitment Agreement, BEP has agreed that it will not declare or pay any distribution on the BEP units if on such date BEPC does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 5.A “Operating Results—Liquidity and Capital Resources—Dividends Policy”.
Subject to the prior rights of holders of all classes and series of BEPC preferred shares at the time outstanding having prior rights as to dividends, and in preference to the BEPC class C shares, each BEPC exchangeable share will entitle its holder to cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution made on a BEP unit multiplied by (ii) the conversion factor (which is currently one, subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) determined in accordance with the BEPC articles and in effect on the date of declaration of such dividend (the “BEPC exchangeable dividend”). See this Item 10.B “—Adjustments to Reflect Certain Capital Events” below. The record and payment dates for the dividends on the BEPC exchangeable shares, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the distributions upon the BEP units.
If the full amount of a BEPC exchangeable dividend is not declared and paid concurrently with a distribution on the BEP units, then the undeclared or unpaid amount of such BEPC exchangeable dividend shall accrue and accumulate (without interest), whether or not BEPC has earnings, whether or not there are funds legally available for the payment thereof and whether or not such BEPC exchangeable dividend has been declared or authorized. Any BEPC exchangeable dividend payment made shall first be credited against the earliest accumulated but unpaid exchangeable dividends due which remain payable (“unpaid accrued dividends”). All BEPC exchangeable dividends shall be paid prior and in preference to any dividends or distributions on BEPC class B or BEPC class C shares. The holders of BEPC exchangeable shares shall not be entitled to any dividends from BEPC other than the BEPC exchangeable dividends.
Exchange by Holder
Holders of BEPC exchangeable shares have the right to exchange all or a portion of their BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described below in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received by BEPC’s transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the sole election of our group). In the event BEP ceases to be a publicly listed entity, the value of a BEP unit will be determined by (i) the last available bid price from an independent source such as an over-the-counter market or an independent investment banking firm; or (ii) if (i) is not applicable, then the amount that a holder of a BEP unit would receive upon the liquidation of BEP and sale of its assets in accordance with the terms of its partnership agreement. Holders of BEPC exchangeable shares that hold such shares through a broker must contact their brokers to request an exchange on their behalf. Holders of BEPC exchangeable shares that are registered holders must contact the transfer agent and follow the process described below.
Each holder of BEPC exchangeable shares who wishes to exchange one or more of his or her BEPC exchangeable shares for BEP units or its cash equivalent is required to complete and deliver a notice of exchange in the form available from BEPC’s transfer agent. Upon receipt of a notice of exchange, BEPC shall, within ten (10) business days after the date that the notice of exchange is received by BEPC’s transfer agent, deliver to the tendering holder of BEPC exchangeable shares, in accordance with instructions set forth in the notice of exchange, one BEP unit per BEPC exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by BEPC or BEP as described below in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received by BEPC’s transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the sole election of our group). Upon completion of the exchange of any BEPC exchangeable shares as described herein, the holder of BEPC exchangeable shares who has exchanged its BEPC exchangeable shares will have no further right, with respect to any BEPC exchangeable shares so exchanged, to receive any dividends on BEPC exchangeable shares with a record date on or after the date on which such BEPC exchangeable shares are exchanged.
Notwithstanding the paragraph above, when a notice of exchange has been delivered to each of BEPC and BEP and, until such time as the Rights Agreement is terminated, Brookfield, by the transfer agent on behalf of a tendering holder of BEPC exchangeable shares, BEPC will promptly, and in any event, within one (1) business day after receipt thereof, deliver to each of Brookfield and BEP a written notification of their receipt of such notice of exchange setting forth the identity of the holder of BEPC exchangeable shares who wishes to exchange such BEPC exchangeable shares and the number of BEPC exchangeable shares to be exchanged. BEP may elect to satisfy its exchange obligation by acquiring all of the tendered BEPC exchangeable shares in exchange for one BEP unit per

BEPC exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by BEPC or BEP as described below in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received by BEPC’s transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the sole election of our group). If BEP elects to satisfy its exchange obligation, it shall, within three (3) business days from the receipt of the holder’s notice of exchange, provide written notice to BEPC and Brookfield of its intention to satisfy the exchange obligation and shall satisfy such obligation within ten (10) business days from the date that the notice of exchange is received by BEPC’s transfer agent by delivering to such holder of BEPC exchangeable shares the BEP units or its cash equivalent. Unitholders of BEP are not entitled to vote on BEP’s exercise of the overriding call right described in the preceding sentences.
In the event that a tendering holder of BEPC exchangeable shares has not received the number of BEP units or its cash equivalent (the form of payment to be determined by BEPC or BEP in each of their sole discretion) in satisfaction of the tendered BEPC exchangeable shares, then such tendering holder of BEPC exchangeable shares will be entitled to receive the equivalent of such cash amount or BEP units amount from BAM pursuant to the Rights Agreement. In this scenario, the tendered BEPC exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or BEP units amount from a collateral account of BAM administered by the rights agent. See Item 7.B “Related Party Transactions—Rights Agreement” for a further description of the Rights Agreement. The partnership has agreed to indemnify BAM for certain liabilities under applicable securities laws concerning selling securityholders, in connection with any BEP units delivered by BAM pursuant to the Rights Agreement.
No Fractional BEP units. No fractional BEP units will be issued or delivered upon exchange of BEPC exchangeable shares. In lieu of any fractional BEP units to which the tendering holder of BEPC exchangeable shares would otherwise be entitled at our group’s election, our group will pay an amount in cash equal to the BEP unit value on the trading day immediately preceding the exchange date multiplied by such fraction of a BEP unit.
Conversion of Tendered BEPC Exchangeable Shares. The partnership is entitled at any time to have any or all BEPC exchangeable shares acquired by the partnership converted into BEPC class C shares on a one-for-one basis. With each acquisition by BEP of BEPC exchangeable shares and/or the election by BEP to convert these acquired shares to BEPC class C shares, the partnership’s indirect ownership interest in our company will increase.
Adjustments to Reflect Certain Capital Events. The conversion factor (which is currently one) will be subject to adjustment in accordance with the BEPC articles to reflect certain capital events, including (i) if BEP and/or BEPC declares or pays a distribution to its unitholders consisting wholly or partly of BEP units or a dividend to its shareholders in BEPC exchangeable shares, as applicable, without a corresponding distribution or dividend, as applicable, being declared or paid by the other entity; (ii) if BEP and/or BEPC splits, subdivides, reverse-splits or combines its outstanding BEP units or BEPC exchangeable shares, as applicable, without a corresponding event occurring at the other entity; (iii) if BEP and/or BEPC distributes any rights, options or warrants to all or substantially all holders of its BEP units or BEPC exchangeable shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BEP units or BEPC exchangeable shares (or other securities or rights convertible into, exchangeable for or exercisable for BEP units or BEPC exchangeable shares), as applicable, without a corresponding distribution of rights, options or warrants by the other entity; (iv) if BEP distributes to all or substantially all holders of BEP units evidences of its indebtedness or assets (including securities) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities, but excluding all distributions where a comparable distribution (or the cash equivalent) is made by BEPC; or (v) if BEP or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the BEP units (but excluding for all purposes any exchange or tender offer to exchange BEP units for BEPC exchangeable shares or any other security economically equivalent to BEP units), to the extent that the cash and value of any other consideration included in the payment per BEP unit exceeds certain thresholds.
Redemption by Issuer
The BEPC board has the right upon sixty (60) days’ prior written notice to holders of BEPC exchangeable shares to redeem all of the then outstanding BEPC exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of BEPC exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the BEP units in a take-over bid (as defined by applicable securities law); (iii) unitholders of BEP approve an acquisition of BEP by way of arrangement or amalgamation; (iv) unitholders of BEP approve a restructuring or other reorganization of BEP; (v) there is a sale of all or substantially all of BEP’s assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of BEPC and the shareholders of BEPC, that may result in adverse tax consequences for BEPC or the shareholders of BEPC; or (vii) the BEPC board, in its sole discretion, concludes that the unitholders of BEP or holders of BEPC exchangeable shares are adversely impacted by a fact, change or other circumstance relating to BEPC. For greater certainty, unitholders of BEP do not have the ability to vote on such redemption and the BEPC board’s decision to redeem all of the then outstanding BEPC exchangeable shares will be final. In addition, the holder of BEPC class B shares may deliver a notice to BEPC specifying a redemption date upon which BEPC shall redeem all of the then outstanding BEPC exchangeable shares, and upon sixty (60) days’ prior written notice from BEPC to holders of the BEPC exchangeable shares and without the consent of holders of BEPC exchangeable shares, BEPC shall be required to redeem all of the then outstanding BEPC exchangeable shares on such redemption date, subject to applicable law.
Upon any such redemption event, the holders of BEPC exchangeable shares shall be entitled to receive pursuant to such redemption one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”) plus all unpaid accrued dividends, if any.
Notwithstanding the foregoing, upon any redemption event, BEP may elect to acquire all of the outstanding BEPC exchangeable shares in exchange for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”). BEP unitholders are not entitled to vote on BEP’s exercise of the overriding call right described in the preceding sentences.
Liquidation
Upon any liquidation, dissolution or winding up of BEPC, and subject to the prior rights of holders of all classes and series of BEPC preferred shares and any other class of shares of BEPC ranking in priority or ratably with the BEPC exchangeable shares and after the payment in full to any holder of BEPC exchangeable shares that has submitted a notice of the exercise of the exchange rights described above or any holder of BEPC class C shares that has submitted a notice of Class C retraction at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the BEPC class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up), the holders of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”.) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of BEPC are insufficient to make such payment in full, then the assets of BEPC will be distributed among the holders of BEPC exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of BEPC, BEP may elect to acquire all of the outstanding BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”) plus all unpaid accrued dividends, if any. The acquisition by BEP of all the outstanding BEPC exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of BEPC. BEP unitholders are not entitled to vote on BEP’s exercise of the overriding call right described in the preceding sentences.
Automatic Redemption upon Liquidation of BEP
Upon any liquidation, dissolution or winding up of BEP, including where substantially concurrent with a liquidation, dissolution or winding up of BEPC, all of the then outstanding BEPC exchangeable shares may be automatically redeemed by BEPC, in its sole absolute and discretion, on the day prior to the liquidation, dissolution or winding up of BEP. In such case each holder of BEPC exchangeable shares shall be entitled to one BEP unit per

BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding the announcement of such redemption plus all unpaid accrued dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any such redemption, BEP may elect to acquire all of the outstanding BEPC exchangeable shares in exchange for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”) plus all unpaid accrued dividends, if any. The acquisition by BEP of all the outstanding BEPC exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of BEP. BEP unitholders are not entitled to vote on BEP’s exercise of the overriding call right described in the preceding sentences.
Conversion to BEPC Class C Shares
The partnership, or any of its controlled subsidiaries, is entitled to convert each held BEPC exchangeable share to a BEPC class C share on a one-for-one basis.
Book-Based System
The BEPC exchangeable shares may be represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the BEPC exchangeable shares may be effected through the book-based system administered by CDS or DTC, as applicable.
Treatment of BEPC exchangeable shares in connection with a Takeover Bid, Issuer Bid or Tender Offer
The BEPC exchangeable shares are not BEP units and will not be treated as BEP units for purposes of the application of applicable Canadian and U.S. rules relating to takeover bids, issuer bids and tender offers. BEP units and BEPC exchangeable shares are not securities of the same class. As a result, holders of BEPC exchangeable shares will not be entitled to participate in an offer or bid made to acquire BEP units, unless such offer is extended to holders of BEPC exchangeable shares and holders of BEP units will not be entitled to participate in an offer or bid made to acquire BEPC exchangeable shares, unless such offer is extended to holders of BEP units. In the event of a takeover bid for BEP units, a holder of BEPC exchangeable shares who would like to participate would be required to tender his or her BEPC exchangeable shares for exchange, in order to receive a BEP unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the BEP units at a price in excess of the market price of the BEP units and a comparable offer is not made for the BEPC exchangeable shares, then the conversion factor for the BEPC exchangeable shares may be adjusted. See Item 10.B “—Adjustments to Reflect Certain Capital Events” above for more information on the circumstances in which adjustments may be made to the conversion factor.
Approval Rights
Any amendment or modification that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a BEP unit requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield, voting as a class or, in the event that there is more than one non-overlapping director of BEPC, the approval of a majority of such non-overlapping directors.
Transfer Restrictions
No holder of BEPC exchangeable shares shall transfer to any Person such number of BEPC exchangeable shares such that, after giving effect to the transfer, the transferee, together with its affiliates, would hold a direct and/or indirect interest in voting securities carrying 10% or more of the voting rights attached to all voting securities of BEPC without the prior approval of the Federal Energy Regulatory Commission, to the extent required.

Choice of Forum for U.S. Securities Act Claims
The BEPC articles provide that unless BEPC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.
BEPC Class B Shares
The following description of BEPC class B shares sets forth certain general terms and provisions of BEPC class B shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the BEPC articles.
Voting
Except as otherwise expressly provided in the BEPC articles or as required by law, each holder of BEPC class B shares will be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of BEPC. Each holder of BEPC class B shares will be entitled to cast a number of votes per BEPC class B share equal to: (i) the number that is three times the number of BEPC exchangeable shares then issued and outstanding divided by (ii) the number of BEPC class B shares then issued and outstanding. The effect of the foregoing is that the holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes.
Dividends
Except as provided in the following sentence, the holders of BEPC class B shares will not be entitled to receive dividends. In the event a dividend is declared and paid on the BEPC exchangeable shares consisting of BEPC exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the BEPC class B shares consisting of BEPC class B shares.
Liquidation
Upon any liquidation, dissolution or winding up of BEPC, subject to the prior rights of holders of all classes and series of BEPC preferred shares and after the payment in full of the amount due to the holders of BEPC exchangeable shares described above in “—BEPC Exchangeable Shares—Liquidation”, the holders of BEPC class B shares shall be entitled to be paid out of the assets of BEPC an amount in cash per BEPC class B share equal to the value of one BEP unit (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”) based on the NYSE closing price on the trading day immediately preceding announcement of such liquidation, dissolution or winding up.
Redemption by Holder
Holders of BEPC class B shares have the right to tender all or a portion of their BEPC class B shares for cash for each BEPC class B share equal to the NYSE closing price of one BEP unit (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, BEPC will have thirty (30) days to deliver the cash amount to the exchanging holder.
Restrictions on Transfer
The BEPC class B shares may only be transferred to the partnership or persons controlled by the partnership.

BEPC Class C Shares
The following description of BEPC class C shares sets forth certain general terms and provisions of BEPC class C shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the BEPC articles.
Voting
Except as otherwise expressly provided in the BEPC articles or as required by law, each holder of a BEPC class C share shall be entitled to notice of, and to attend, any meetings of shareholders of BEPC, but shall not otherwise be entitled to vote at any such meetings.
Dividends
The holders of BEPC class C shares will be entitled to receive dividends as and when declared by the BEPC board subject to the special rights of the holders of all classes and series of the BEPC preferred shares, BEPC exchangeable shares any other shares ranking senior to the BEPC class C shares with respect to priority in payment of dividends.
Subject to the prior rights of holders of all classes and series of BEPC preferred shares and the BEPC exchangeable shares at the time outstanding having prior rights as to dividends, each BEPC class C share will entitle its holder to dividends as and when declared by the BEPC board (the “BEPC class C dividend”). The record and payment dates for the dividends or other distributions upon the BEPC class C shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for the dividends or other distributions upon the BEP units.
In the event a dividend is declared and paid on the BEPC exchangeable shares consisting of BEPC exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the BEPC class C shares consisting of BEPC class C shares.
Liquidation
Upon any liquidation, dissolution or winding up of BEPC, subject to the prior rights of holders of BEPC preferred shares and after the payment in full of the amount due to the holders of BEPC exchangeable shares described under the section above in “—BEPC Exchangeable Shares—Liquidation” and the holders of BEPC class B shares described under the section above in “—BEPC Class B Shares—Liquidation”, the remaining assets and property of BEPC will be distributed among the holders of BEPC class C shares.
Redemption by Holder
Holders of BEPC class C shares have the right to tender all or a portion of their BEPC class C shares for cash in an amount for each BEPC class C share equal to the NYSE closing price of one BEP unit (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in this Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, BEPC will have ten (10) days to deliver the cash amount to the exchanging holder.
Restrictions on Transfer
The BEPC class C shares may only be transferred to the partnership or persons controlled by the partnership.
BEPC Preferred Shares
The following description of BEPC preferred shares sets forth certain general terms and provisions of class A senior preferred shares and class B junior preferred shares. The approval of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield, voting as a class, is required prior to issuing any class A senior preferred shares or class B junior preferred shares to Brookfield or the partnership or any of their affiliates. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the BEPC articles.

Priority
Each series of class A senior preferred shares will rank on a parity with every other series of class A senior preferred shares with respect to dividends and return of capital, and each series of class B junior preferred shares will rank on a parity with every other series of class B junior preferred shares with respect to dividends and return of capital. The BEPC preferred shares shall be entitled to a preference over the BEPC exchangeable shares, the BEPC class B shares, the BEPC class C shares and any other shares ranking junior to the BEPC preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BEPC, whether voluntary or involuntary, or any other distribution of the assets of BEPC among the shareholders of BEPC for the specific purpose of winding up BEPC’s affairs. The class A senior preferred shares shall be entitled to preference over the class B junior preferred shares for all such matters.
Directors’ Right to Issue in One or More Series
The BEPC preferred shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the BEPC board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the BEPC articles or in applicable law, determine the designation, rights, privileges, restrictions and conditions to be attached to the BEPC preferred shares as the case may be, of such series.
Voting
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of BEPC preferred shares, the holders of such BEPC preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of shareholders of BEPC.
Amendment with Approval of Holder of BEPC Preferred Shares
The rights, privileges, restrictions and conditions attached to the BEPC preferred shares as a class may be added to, changed or removed but only with the approval of the holders of such class of BEPC preferred shares given as hereinafter specified and subject to applicable law.
Approval of Holders of BEPC Preferred Shares
The approval of the holders of a class of BEPC preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of BEPC preferred shares as a class or in respect of any other matter requiring the consent of the holders of such class of BEPC preferred shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of BEPC preferred shares or passed by the affirmative vote of at least two-thirds (2/3rds) of the votes cast at a meeting of the holders of such class of BEPC preferred shares duly called for that purpose.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by applicable law as in force at the time of the meeting and those, if any, prescribed by the BEPC articles with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of BEPC preferred shares as a class, or at any joint meeting of the holders of two or more series of a class of BEPC preferred shares, each holder of such class of BEPC preferred shares entitled to vote thereat shall have one vote in respect of each such BEPC preferred share held.
Comparison of Rights of Holders of BEPC Exchangeable Shares and BEP Units
BEPC is a corporation existing under British Columbia law. BEP is an exempted limited partnership existing under Bermuda law. The rights of holders of BEPC exchangeable shares are governed by the BCBCA and the BEPC articles. The rights of holders of the BEP units are governed by BEP’s limited partnership agreement and certain provisions of Bermuda law.
The following comparison is a summary of certain material differences between the rights of holders of BEPC exchangeable shares and holders of the BEP units under the governing documents of BEPC and BEP and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the BCBCA; (ii) the Bermuda Partnership Acts (iii) the BEPC articles; (iv) BEP’s limited partnership agreement; and (v) the bye-laws of BEP’s general partner.
This section does not include a complete description of all of the differences between the rights of holders of BEPC exchangeable shares and holders of the BEP units, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of British Columbia law and Bermuda law, as well as the governing documents of each of BEPC and BEP, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person, including any beneficial owner of BEP units to whom this document is delivered.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Corporate Governance	BEPC is a corporation formed under the laws of the Province of British Columbia. The rights of holders of BEPC exchangeable shares are governed by the BCBCA and the BEPC articles.	BEP is a Bermuda-exempted limited partnership registered under the Bermuda Partnership Acts. BEP’s limited partnership agreement provides for the management and control of BEP by a general partner, BEP’s general partner.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Authorized Capital
BEPC is authorized to issue an unlimited number of: (i) BEPC exchangeable shares; (ii) BEPC class B shares; (iii) BEPC class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All BEPC exchangeable shares, BEPC class B shares, BEPC class C shares, class A senior preferred shares and class B junior preferred shares have or will be issued without par value. The number of authorized BEPC exchangeable shares can be changed in accordance with the BEPC articles or, if the BEPC articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.
Subject to the BEPC articles, including the terms of the shares then outstanding, the BEPC board has broad rights to issue additional shares (including new classes of shares and options, rights, warrants, and appreciation rights relating to such shares) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by the BEPC board in its sole discretion.
Any amendment or modification that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a BEP unit requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield, voting as a class or, in the event that there is more than one non-overlapping director of BEPC, the approval of a majority of such non-overlapping directors.

BEP’s interests consist of the general partner unit, which represents the general partnership interest, the BEP units and the preferred units, representing limited partnership interests in BEP, and any additional partnership interests representing limited partnership interests that it may issue in the future.
BEP’s general partner has broad rights to cause BEP to issue additional partnership interests and may cause BEP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners, subject to the terms of any preferred units then outstanding. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by BEP’s general partner in its sole discretion, all without the approval of BEP’s limited partners.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Voting Rights
Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares, will vote together and not as separate classes. Each holder of a BEPC exchangeable share will be entitled to cast one vote per BEPC exchangeable share on all matters submitted to a vote. On each such matter, the holders of BEPC class B shares will be entitled to cast a number of votes per BEPC class B share equal to three times the number of BEPC exchangeable shares issued and outstanding divided by the number of BEPC class B shares then issued and outstanding. As the partnership holds all of the BEPC class B shares, it holds 75% of the votes eligible to be cast on all matters where the BEPC exchangeable shares and BEPC class B shares vote together.
At any time that no BEPC exchangeable shares are outstanding and for any vote held only in respect of the BEPC class B shares, the holder of the BEPC class B shares will be entitled to cast one vote per BEPC class B share. Quorum for the transaction of business at a meeting of shareholders is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders, the quorum will be one holder of BEPC class B shares.
Limited partners are not entitled to vote on matters relating to BEP, although holders of BEP units are entitled to consent to certain matters with respect to certain amendments to BEP’s limited partnership agreement and certain matters with respect to the withdrawal of BEP’s general partner. Each BEP unit entitles the holder thereof to one vote for the purposes of any approvals of holders of BEP units. In addition to their rights under BEP’s limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Size of Board
The BEPC board is comprised of nine (9) directors. The BEPC board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of BEPC’s shareholders and subject to the BEPC articles. The BEPC board mirrors the board of directors of the general partner of BEP, except for one additional non-overlapping director to assist BEPC with, among other things, resolving any conflicts that may arise from its relationship with the partnership. Eleazar de Carvalho Filho serves as the non-overlapping member of the BEPC board. Mr. de Carvalho Filho has served on the board of directors of the general partner of BEP since November 2011 and resigned from such board of directors in June 2020. Until July 2021, if BEPC considers a related party transaction in which BEP is an interested party within the meaning of MI 61-101, Mr. de Carvalho Filho will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.
At least three (3) directors and at least a majority of the directors holding office must be independent of BEPC, as determined by the full board using the standards for independence established by the NYSE.
BEP’s general partner board is currently set at eight (8) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of BEP’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of BEP’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
Election and Removal of Directors
The BEPC board is elected by the shareholders of BEPC and each of BEPC’s current directors will serve until immediately before the election or appointment of directors at the next annual meeting of shareholders of BEPC or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the BEPC board may be filled and additional directors may be added by a resolution of BEPC’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by BEPC’s shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of BEPC and does not promptly resign. A director will be automatically removed from the BEPC board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director pursuant to the BCBCA.

BEP’s general partner’s board of directors was elected by its shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of BEP’s general partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on BEP’s general partner’s board of directors may be filled and additional directors may be added by a resolution of the shareholders of BEP’s general partner or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of BEP’s general partner or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Process to Amend the Governing Instruments
BEPC may from time to time amend, modify or repeal any provision contained in the BEPC articles in a manner authorized by the BCBCA.
Under the BCBCA, alteration of the notice of articles generally requires authorization by either court order, by a two-thirds (2/3rds) vote of all voting shares or by the methods specified in the BEPC articles. Certain alterations to matters such as changes to company name or address or a change in directors will not require authorization by the above-mentioned methods. Specific alterations such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of such class or series, will entitle the affected class or series to consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.
Under the BCBCA, BEPC may resolve to alter the BEPC articles by the type of resolution specified in the BCBCA, if not specified in the BCBCA, by the type of resolution specified in the BEPC articles or if neither the BCBCA or the BEPC articles specify the type of resolution, by a two-thirds (2/3rds) vote of all voting shares; provided however, if such alteration would prejudice or interfere with the rights of a particular class or series, such class or series must consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.

Amendments to BEP’s limited partnership agreement may be proposed only by or with the consent of BEP’s general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, BEP’s general partner must seek approval of a majority of outstanding BEP units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.
No amendment may be made that would: (i) enlarge the obligations of any limited partner without its consent, except any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BEP to, BEP’s general partner or any of its affiliates without the consent of BEP’s general partner, which may be given or withheld in its sole discretion. The provision of BEP’s limited partnership agreement preventing the amendments having the effects described in clauses (i) and (ii) above can be amended upon the approval of the holders of at least 90% of the outstanding BEP units.
Subject to applicable law, BEP’s general partner may generally make amendments to BEP’s limited partnership agreement without the approval of any limited partner to reflect: (i) a change in the name of BEP, the location of its registered office or its registered agent; (ii) the admission, substitution or withdrawal of partners in accordance with BEP’s limited partnership agreement; (iii) a change that BEP’s general partner determines is reasonable and necessary or appropriate for BEP to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of BEP’s general partner to ensure that BEP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes; (iv) an amendment that BEP’s general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation; (v) an amendment that is necessary,

BEPC EXCHANGEABLE SHARES	BEP UNITS

in the opinion of BEP’s counsel, to prevent BEP or BEP’s general partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act, or similar legislation in other jurisdictions; (vi) subject to the terms of any preferred units then outstanding, an amendment that BEP’s general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities; (vii) any amendment expressly permitted in BEP’s limited partnership agreement to be made by BEP’s general partner acting alone; (viii) an amendment effected, necessitated or contemplated by a merger or consolidation of BEP with one or more persons in accordance with the provisions of BEP’s limited partnership agreement; (ix) any amendment that BEP’s general partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by BEP of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by BEP’s limited partnership agreement; (x) a change in BEP’s fiscal year and related changes; or (xi) any other amendments substantially similar to any of the matters described in (i) through (x) above.

In addition, BEP’s general partner may make amendments to BEP’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of BEP’s general partner: (i) do not adversely affect BEP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect; (ii) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority; (iii) are necessary or appropriate to facilitate the trading of the BEP units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the BEP units are or will be listed for trading; (iv) are necessary or appropriate for any action taken by BEP’s general partner relating to splits or combinations of BEP units under the provisions of BEP’s limited partnership agreement; or (v) are required to effect the intent of the provisions of the Combination Agreement (as defined in BEP’s limited partnership agreement), BEP’s limited partnership agreement or are otherwise contemplated by BEP’s limited partnership agreement.

	BEPC EXCHANGEABLE SHARES	BEP UNITS

BEP’s general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described in the preceding two paragraphs should occur. No other amendments to BEP’s limited partnership agreement will become effective without the approval of holders of at least 90% of the BEP units, unless BEP obtains an opinion of counsel to the effect that the amendment will not (i) cause BEP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes BEP’s general partner has not made the election described below under the section entitled “Qualification”), or (ii) affect the limited liability under the Bermuda Partnership Acts of any of BEP’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.
In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Special Meetings of the Shareholders
A special meeting of the shareholders for any purpose or purposes may be called only by the BEPC board on a date not less than twenty-one (21) days nor more than two (2) months after the sending of the notice of the meeting to each shareholder of record entitled to vote at such meeting.

BEP’s general partner may call special meetings of the limited partners at a time and place outside of Canada determined by BEP’s general partner on a date not less than ten (10) days nor more than sixty (60) days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by BEP’s general partner (which may not be less than ten (10) nor more than sixty (60) days before the meeting) are entitled to notice of any meeting.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Written Consent in Lieu of Meeting
Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds (2/3rds) of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution or an exceptional resolution.

Written consents may be solicited only by or on behalf of BEP’s general partner. Any such consent solicitation may specify that any written consents must be returned to BEP within the time period, which may not be less than twenty (20) days, specified by BEP’s general partner.
For purposes of determining holders of partnership interests entitled to provide consents to any action described above, BEP’s general partner may set a record date, which may be not less than ten (10) nor more than sixty (60) days before the date by which record holders are requested in writing by BEP’s general partner to provide such consents. Only those holders of partnership interests on the record date established by BEP’s general partner will be entitled to provide consents with respect to matters as to which a consent right applies.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Limitation of Liability and Indemnification of Directors and Officers
No director will be personally liable to BEPC or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in the BEPC articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to BEPC.
Under BEP’s limited partnership agreement, BEP is required to indemnify to the fullest extent permitted by law BEP’s general partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of a holding entity or operating entity of BEP and any other person designated by BEP’s general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BEP’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under BEP’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of BEP’s general partner will not constitute a breach of BEP’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. BEP’s limited partnership agreement requires BEP to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

BEPC EXCHANGEABLE SHARES	BEP UNITS
To the fullest extent permitted by law, BEPC will indemnify any present or former director or officer of BEPC (or a person serving as a director or officer of another corporation that is or was an affiliate BEPC), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred.

Subject to the BCBCA, BEPC may agree to indemnify and may indemnify any person who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action relating to the performance of services of such person for BEPC, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred.

BEPC may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by BEPC the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by BEPC within sixty (60) days after the receipt by BEPC of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the BEPC articles).

BEPC will not indemnify any present or former director or officer of BEPC for acts of bad faith, fraud, willful misfeasance, gross negligence, knowing violation of law or reckless disregard of the director’s duties or for any act for which indemnification is specifically prohibited under the BCBCA.	BEP’s general partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under BEP’s general partner’s bye-laws, BEP’s general partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representatives, shareholders, employees or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BEP’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under BEP’s general partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. BEP’s general partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Dividends and Distributions
Pursuant to the BEPC articles and subject to the prior rights of holders of all classes and series of BEPC preferred shares at the time outstanding having prior rights as to dividends, each BEPC exchangeable share will entitle its holder to the BEPC exchangeable dividend, in a cash amount equal in value to (i) the amount of any distribution made on a BEP unit multiplied by (ii) the conversion factor determined in accordance with the BEPC articles and in effect on the date of declaration of such dividend (which conversion factor will initially be one, subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. The record and payment dates for the dividends upon the BEPC exchangeable shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for distributions on the BEP units.

If the full amount of a BEPC exchangeable dividend is not declared and paid concurrent with a distribution on the BEP units, then the undeclared or unpaid amount of such BEPC exchangeable dividend shall accrue and accumulate (without interest), whether or not BEPC has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable dividend has been declared or authorized. Any BEPC exchangeable dividend payment made shall first be credited against unpaid accrued dividends.

All BEPC exchangeable dividends shall be paid prior and in preference to any dividends or distributions on the BEPC class C shares. Share dividends, if any, paid on the BEPC exchangeable shares and BEPC class C shares will be declared contemporaneously and paid at the same time in equal numbers of additional shares of the same class and series such that share dividends will be paid in BEPC exchangeable shares, to holders of the BEPC exchangeable shares, and in BEPC class C shares to holders of the BEPC class C shares.

The holders of BEPC exchangeable shares shall not be entitled to any dividends from BEPC other than the BEPC exchangeable dividends.
Distributions to partners of BEP will be made in accordance with their Percentage Interests (as defined in BEP’s limited partnership agreement) only as determined by the general partner in its sole discretion in accordance with BEP’s limited partnership agreement. However, the general partner will not be permitted to cause BEP to make a distribution if BEP does not have sufficient cash on hand to make the distribution, the distribution would render BEP insolvent, or if, in the opinion of the general partner, the distribution would leave BEP with insufficient funds to meet any future or contingent obligations, or the distribution would contravene applicable laws.

Subject to the terms of any preferred units outstanding, the general partner has sole authority to determine whether BEP will make distributions and the amount and timing of these distributions.

BEP has a distribution reinvestment plan for holders of its BEP units who are resident in Canada and the United States. Holders of BEP units who are not resident in Canada or the United States may participate in the distribution reinvestment plan provided that there are not any laws or governmental regulations that may limit or prohibit them from doing so.

BEPC EXCHANGEABLE SHARES	BEP UNITS
Exchange by Holder	Holders of BEPC exchangeable shares have the right to exchange all or a portion of their BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent based on the NYSE closing price of one BEP unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”.

BEP may elect to satisfy BEPC’s exchange obligation by acquiring all of the tendered BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received by BEPC’s transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the election of BEP). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”.
N/A.

BEPC EXCHANGEABLE SHARES	BEP UNITS
Redemption by Issuer	The BEPC board has the right upon sixty (60) days’ prior written notice to holders of BEPC exchangeable shares to redeem all of the then outstanding BEPC exchangeable shares at any time and for any reason, in its sole discretion, subject to applicable law, including without limitation following the occurrence of certain redemption events described in Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Redemption by Issuer”. In addition, the holder of BEPC class B shares may deliver a notice to BEPC specifying a redemption date upon which BEPC shall redeem all of the then outstanding BEPC exchangeable shares, and upon sixty (60) days’ prior written notice from BEPC to holders of the BEPC exchangeable shares and without the consent of holders of BEPC exchangeable shares, BEPC shall be required to redeem all of the then outstanding BEPC exchangeable shares on such redemption date, subject to applicable law.

Upon any such redemption event, the holders of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) plus all unpaid accrued dividends, if any. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”.

Upon any liquidation, dissolution or winding up of BEP, including where substantially concurrent with a liquidation, dissolution or winding up of BEPC, all of the then outstanding BEPC exchangeable shares may be automatically redeemed by BEPC, in its sole and absolute discretion on the day prior to the liquidation, dissolution or winding up of BEP. In such case each holder of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company) plus all unpaid accrued dividends. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”.	N/A.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Qualification	N/A.	If BEP’s general partner determines in its sole discretion that it is no longer in BEP’s best interests to continue as a partnership for U.S. federal income tax purposes, BEP’s general partner may elect to treat BEP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Liquidation	Upon any liquidation, dissolution or winding up of BEPC, and subject to the prior rights of holders of BEPC preferred shares and any other class of shares of BEPC ranking in priority or ratably with the BEPC exchangeable shares and after the payment in full to (i) any holder of BEPC exchangeable shares that has submitted a notice of the exercise of the exchange rights described above or any holder of BEPC class C shares that has submitted a notice of Class C retraction at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the BEPC class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid accrued dividends, the holders of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP described in this document) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of BEPC are insufficient to make such payment in full, then the assets of BEPC will be distributed among the holders of BEPC exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.	BEP will terminate upon the earlier to occur of: (i) the date on which all of BEP’s assets have been disposed of or otherwise realized by BEP and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by BEP’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BEP; and (iii) at the election of BEP’s general partner, if BEP, as determined by BEP’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

BEP will be dissolved upon the withdrawal of BEP’s general partner as the general partner of BEP (unless a successor entity becomes the general partner pursuant to BEP’s limited partnership agreement) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of BEP or an order to wind-up or liquidate BEP’s general partner without the appointment of a successor in compliance with BEP’s limited partnership agreement. BEP will be reconstituted and continue without dissolution if within thirty (30) days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if BEP receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of BEPC, BEP may elect to acquire all of the outstanding BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) plus all unpaid accrued dividends, if any. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. The acquisition by BEP of all the outstanding BEPC exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of BEPC.
Upon BEP’s dissolution, unless BEP is continued as a new limited partnership, the liquidator authorized to wind-up BEP’s affairs will, acting with all of the powers of BEP’s general partner that the liquidator deems necessary or appropriate in its judgment, liquidate BEP’s assets and apply the proceeds of the liquidation first, to discharge BEP’s liabilities as provided in its limited partnership agreement and by law, then to the preferred units up to the amount of the liquidation entitlement of the preferred units, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator.

The liquidator may defer liquidation of BEP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BEP’s assets would be impractical or would cause undue loss to the partners.

Conversion	BEP, or any of its controlled subsidiaries, are entitled to convert each held BEPC exchangeable share into a BEPC class C share on a one-for-one basis.	N/A.

Fiduciary Duties	The directors of BEPC have three principal responsibilities under the BCBCA and the BEPC articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of BEPC, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. BEP’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to BEP and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of BEP to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Protection of Shareholders	Under the BCBCA, pursuant to the oppression remedy, any holder of BEPC exchangeable shares may apply to court for an order where the affairs of BEPC are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of BEPC that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of BEPC to enforce a right, duty or obligation owed to BEPC that could be enforced by BEPC itself or to obtain damages for any such breach of right, duty or obligation.	There is no oppression remedy or derivative action remedy available under the Bermuda Partnership Acts.

Furthermore, BEP’s limited partnership agreement also stipulates that unless otherwise determined by the general partner of BEP, a Person (as defined in the limited partnership agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a BEP unit.

Takeover Bids. Issuer Bids and Tender Offers	The BEPC exchangeable shares are not BEP units and will not be treated as BEP units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of BEPC exchangeable shares will not be entitled to participate in an offer or bid made to acquire BEP units unless such offer has been extended to holders of BEPC exchangeable shares.	The BEP units are not BEPC exchangeable shares and will not be treated as BEPC exchangeable shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of BEP units will not be entitled to participate in an offer or bid made to acquire the BEPC exchangeable shares unless such offer has been extended to holders of BEP units.

Transfer Restrictions	No holder of BEPC exchangeable shares shall transfer to any Person such number of BEPC exchangeable shares such that, after giving effect to the transfer, the transferee, together with its affiliates, would hold a direct and/or indirect interest in voting securities carrying 10% or more of the voting rights attached to all voting securities of BEPC without the prior approval of the Federal Energy Regulatory Commission, to the extent required.	N/A.

About Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. BEP’s head and registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and its telephone number at that address is +1 441 294-3304.
BEP’s only substantial asset is its limited partnership interests in the BRELP. BRELP owns, directly or indirectly, all of the common shares of each of (i) Euro Holdco, (ii) NA Holdco, (iii) LATAM Holdco, and (iv) Investco.
The partnership is a leading global renewable power company that owns and operates high-quality hydroelectric, wind, solar and biomass power, cogeneration and storage assets in North and South America, Europe and Asia Pacific and represents one of the world’s largest, publicly traded pure-play renewable power portfolios businesses globally. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The BEP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by BEPC since its formation or (ii) are otherwise material to BEPC:
•Rights Agreement, dated as of July 30, 2020, between BAM and Wilmington Trust, National Association, described in Item 7.B “Related Party Transactions—Rights Agreement”.
•Registration Rights Agreement, dated as of July 30, 2020, between BEPC, BEP and BAM, described in Item 7.B “Related Party Transactions—Registration Rights Agreement”.
•Brookfield Relationship Agreement, dated as of November 28, 2011 as amended from time to time, described in Item 7.B “Related Party Transactions—Brookfield Relationship Agreement”.
•Guarantee, dated November 23, 2011, by LATAM Holdco in favor of BNY Trust Company of Canada, in respect of debt securities issued by Finco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 1), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 2), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated October 11, 2012, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 3), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated October 11, 2012, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 4), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated January 29, 2013, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 5), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated May 1, 2013, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 6), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 7 Preferred Units), described under Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 8 Preferred Units),

described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated February 11, 2016, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 5 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated May 25, 2016, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 9 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated May 25, 2016, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 10 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated February 14, 2017, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 11 Preferred Units), described in in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated February 14, 2017, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 12 Preferred Units), described in in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 13 Preferred Units), described in in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 14 Preferred Units), described in in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated March 11, 2019, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 15 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated March 11, 2019, by and among BEP BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 16 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee, dated as of July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada, in respect of the debt securities issued by Finco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indentures, each dated as of July 29, 2020, between BEP Subco Inc., Computershare Trust Company of Canada and other parties, in respect of BEP’s preferred units and preference shares, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Credit Agreement, effective as of July 30, 2020, between BEP Subco Inc., as borrower, and NA Holdco, as lender, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.

•Credit Agreement, effective as of July 30, 2020, between BEP Subco Inc., as lender, and NA Holdco, as borrower, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•Equity Commitment Agreement, dated as of July 30, 2020, between BEP, BEPC and NA Holdco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Equity Commitment Agreement”.
•Master Services Agreement, dated as of May 11, 2020 and as thereafter amended, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
Copies of the agreements noted above will be provided, free of charge, by our company and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 250 Vesey Street, 15th Floor, New York, New York 10281-1023, Tel: 212-417-7000.
10.D    EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by our group and their subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Canada or the United States holding BEPC exchangeable shares.
10.E    TAXATION
Certain Material United States Federal Income Tax Considerations
The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of BEPC exchangeable shares as of the date hereof. This summary is based on provisions of the Code, on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of BEP and the purchase, ownership, and disposition of BEP units set forth in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors—Risks Relating to Taxation” in BEP’s Annual Report. The following discussion is limited as described in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in BEP’s Annual Report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, any person that owns (directly, indirectly or constructively, applying certain attribution rules) 10% or more of either the total voting power or total value of the stock of BEPC, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold BEPC exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold BEPC exchangeable shares through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom the BEPC exchangeable shares are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the Code. This summary does not address the consequences to U.S. Holders who receive distributions on BEPC exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to LP Unitholders. The actual tax consequences of the ownership and disposition of BEPC exchangeable shares will vary depending on a holder’s individual circumstances.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of BEPC exchangeable shares that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of BEPC exchangeable shares, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
If a partnership holds BEPC exchangeable shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold BEPC exchangeable shares should consult an independent tax advisor.
This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Each holder of BEPC exchangeable shares should consult an independent tax advisor concerning the U.S. federal, state and local income tax consequences particular to the ownership and disposition of BEPC exchangeable shares, as well as any tax consequences under the laws of any other taxing jurisdiction.
Partnership Status of BEP and BRELP
Each of BEP and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. BEP is publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
BEPC understands that the general partner of BEP and the general partner of BRELP intend to manage the affairs of BEP and BRELP, respectively, so that BEP will meet the Qualifying Income Exception in each taxable year. Accordingly, BEPC understands that the general partner of BEP believes that BEP will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.
The remainder of this summary assumes that BEP and BRELP will be treated as partnerships for U.S. federal income tax purposes.
Characterization of the BEPC Exchangeable Shares
The U.S. federal income tax consequences relating to the ownership and disposition of BEPC exchangeable shares will depend, in part, on whether the BEPC exchangeable shares are, for U.S. federal income tax purposes, treated as stock of BEPC and not as interests in BEP. We intend to take the position and believe that the BEPC exchangeable shares are properly characterized as stock of BEPC for U.S. federal income tax purposes. However, the treatment of the BEPC exchangeable shares as stock of BEPC is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the BEPC exchangeable shares. If the BEPC exchangeable shares are not treated as stock of BEPC and are instead treated as BEP units, then a holder of BEPC exchangeable shares generally would be expected to be taxed in the same manner as an LP Unitholder. The remainder of this summary assumes that the BEPC exchangeable shares will be treated as stock of BEPC for U.S. federal income tax purposes.
Consequences to U.S. Holders
Ownership and Disposition of BEPC Exchangeable Shares
Taxation of Distributions. Subject to the discussion below under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to BEPC exchangeable shares (including amounts withheld to pay Canadian withholding taxes) will be included in such U.S. Holder’s gross income as a dividend to the extent paid out of BEPC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

To the extent that the amount of a distribution exceeds BEPC’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its BEPC exchangeable shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain.
Dividends received by individuals and other non-corporate U.S. Holders of BEPC exchangeable shares traded on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and BEPC is not treated as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on BEPC exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder should consult an independent tax advisor regarding the application of the relevant rules in light of such holder’s particular circumstances.
Dividends paid by BEPC generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by BEPC with respect to BEPC exchangeable shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. Each U.S. Holder should consult an independent tax advisor regarding the availability of the foreign tax credit with regard to such holder’s particular circumstances.
Sale, Redemption, Exchange, or Other Disposition of BEPC Exchangeable Shares. Subject to the discussion below under the headings Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Exercise of the BEP Call Right” and Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of the BEPC exchangeable shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the BEPC exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as BEP units) received. Any such capital gain or loss will be long-term capital gain or loss if such holder’s holding period for the BEPC exchangeable shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or BEP units by BAM pursuant to the Rights Agreement or (ii) whose exchange request is satisfied by the delivery of cash by BEP pursuant to the exercise of the BEP call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of BEP units pursuant to BEP’s exercise of the BEP call right, see the discussion below under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Exercise of the BEP Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or BEP units by BEPC is described in the following paragraph.
A redemption or exchange of BEPC exchangeable shares satisfied by BEPC will be treated as a sale or exchange as described above if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in BEPC (within the meaning of Section 302(b)(3) of the Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In determining whether any of these tests has been met with respect to the redemption or exchange of the BEPC exchangeable shares, each U.S. Holder may be required to take into account not only the BEPC exchangeable shares and other equity interests in BEPC actually owned by such holder, but also other equity interests in BEPC that are constructively owned by such holder within the meaning of Section 318 of the Code. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in BEPC and exercises no control over BEPC’s corporate affairs, such holder may be entitled to sale or exchange treatment on a redemption or exchange of the BEPC exchangeable shares if such holder experiences a reduction in its equity interest in BEPC (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If a U.S. Holder meets none of the alternative tests of Section 302(b) of the Code, the redemption or exchange will be treated as a distribution subject to the rules described above under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Taxation of Distributions”. The amount of the distribution will be equal to the amount of cash, if any, and the fair market value of property received (such as BEP units). Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder of BEPC exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult an independent tax advisor regarding the tax treatment of a redemption or exchange, including the calculation of such holder’s tax basis in any remaining BEPC exchangeable shares in the event of a redemption or exchange that is treated as a distribution.
Exercise of the BEP Call Right. BEP has the right to acquire BEPC exchangeable shares directly from a shareholder under certain circumstances in exchange for BEP units or cash (the “BEP call right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of BEPC exchangeable shares for cash pursuant to the exercise of the BEP call right, see the discussion above under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Sale, Redemption, Exchange, or Other Disposition of BEPC Exchangeable Shares”.
The U.S. federal income tax consequences to a U.S. Holder of the exchange of BEPC exchangeable shares for BEP units pursuant to the exercise of the BEP call right will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the Code. For the exchange to so qualify, BEP (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the Code. With respect to the classification of BEP as a partnership, see the discussion above under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Partnership Status of BEP and BRELP”.
Section 721(b) of the Code provides that Section 721(a) of the Code will not apply to gain realized on a transfer of property to a partnership which would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated. Under Section 351 of the Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. The Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.
Based on the shareholders’ rights in the event of the liquidation or dissolution of BEPC (or BEP) and the terms of the BEPC exchangeable shares, which are intended to provide an economic return equivalent to the economic return on BEP units (including identical distributions), and taking into account the expected relative values of BEP’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, BEPC understands that the general partner of BEP currently does not expect a U.S. Holder’s transfer of BEPC exchangeable shares in exchange for BEP units pursuant to BEP’s exercise of the BEP call right to be treated as a transfer of property to an investment company within the meaning of Section 721(b) of the Code. Thus, BEPC understands that the general partner of BEP currently expects such exchange to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of BEP, and no assurance can be provided as to the position, if any, taken by the general partner of BEP with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by BEP. If BEP were an investment company immediately following the exchange of BEPC exchangeable shares for BEP units pursuant to the exercise of the BEP call right, and such exchange were to result in diversification of interests with respect to a U.S. Holder, then Section 721(a) of the Code would not apply with respect to such holder, and such holder would be treated as if such holder had sold its BEPC exchangeable shares to BEP in a taxable transaction for cash in an amount equal to the value of the BEP units received.
Even if a U.S. Holder’s transfer of BEPC exchangeable shares in exchange for BEP units pursuant to BEP’s exercise of the BEP call right qualifies as tax-free under Section 721(a) of the Code, such U.S. Holder will be subject to special rules that may result in the recognition of additional taxable gain or income. Under Section 704(c)(1) of the Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of “built-in gain” by the partnership. If Section 704(c)(1) of the Code applies with respect to a U.S. Holder, and such holder fails to disclose to BEP its basis in BEPC exchangeable shares exchanged for BEP units pursuant to the exercise of the BEP call right, then, solely for the purpose of allocating items of income, gain, loss, or deduction under Section 704(c) of the Code, BEPC understands that the general partner of BEP intends to use a reasonable method to estimate such holder’s basis in the BEPC exchangeable shares exchanged for BEP units pursuant to the exercise of the BEP call right. To ensure compliance with Section 704(c) of the Code, such estimated basis could be lower than a U.S. Holder’s actual basis in its BEPC exchangeable shares. As a result, the amount of gain reported by BEP to the IRS with respect to such U.S. Holder in connection with such subsequent transfers could be greater than the correct amount.
If Section 704(c)(1) does not apply as a result of any such subsequent transfers by BEP or BRELP of BEPC exchangeable shares transferred by a U.S. Holder for BEP units in an exchange qualifying as tax-free under Section 721(a) of the Code, then such U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its BEPC exchangeable shares deferred as a result of such exchange under other provisions of the Code. Under Section 737 of the Code, such U.S. Holder could be required to recognize built-in gain if BEP were to distribute any property of BEP other than money (or, in certain circumstances, BEPC exchangeable shares) to such former holder of BEPC exchangeable shares within seven years of exercise of the BEP call right. Under Section 707(a) of the Code, such U.S. Holder could also be required to recognize built-in gain in certain circumstances. Section 707(a) of the Code and the Treasury Regulations thereunder create a presumption that any distributions of cash or other property made by a partnership to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for “operating cash flow distributions”. For this purpose, an “operating cash flow distribution” is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the “net cash flow from operations” (as defined in the applicable Treasury Regulations) of the partnership for the year multiplied by the lesser of the partner’s percentage interest in overall partnership profits for that year or the partner’s percentage interest in overall partnership profits for the life of the partnership. If a distribution to a U.S. Holder within two years of the transfer of BEPC exchangeable shares in exchange for BEP units is treated as part of a deemed sale transaction under Section 707(a) of the Code, such U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) such U.S. Holder’s adjusted tax basis in the BEPC exchangeable shares deemed to have been sold. Such gain or loss will be recognized in the year of the transfer of BEPC exchangeable shares in exchange for BEP units, and, if such U.S. Holder has already filed a tax return for such year, such holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.
If Section 721(a) of the Code applies to a U.S. Holder’s exchange of BEPC exchangeable shares for BEP units pursuant to the exercise of the BEP call right by BEP and none of the special provisions of the Code described in the two preceding paragraphs applies, then such U.S. Holder generally should not recognize gain or loss with respect to BEPC exchangeable shares treated as contributed to BEP in exchange for BEP units, except as described below under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Passive Foreign Investment Company Considerations”. The aggregate tax basis of the BEP units received by such U.S. Holder pursuant to the BEP call right would be the same as the aggregate tax basis of the BEPC exchangeable shares (or single undivided portion thereof) exchanged therefor, increased by such holder’s share of BEP’s liabilities, if any. The holding period of the BEP units received in exchange for BEPC exchangeable shares would include the holding period of the BEPC exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of BEPC exchangeable shares at different times or different prices should consult an independent tax advisor regarding the manner in which gain or loss should be determined in such holder’s particular circumstances and such holder’s holding period in BEP units received in exchange for BEPC exchangeable shares.
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of BEP units received in exchange for BEPC exchangeable shares, see the discussion in Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations” in BEP’s Annual Report. The U.S. federal income tax consequences of exchanging BEPC exchangeable shares for BEP units are complex, and each U.S. Holder is urged to consult an independent tax advisor regarding such consequences in light of such holder’s particular circumstances.
Passive Foreign Investment Company Considerations. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if BEPC is treated as a PFIC for any taxable year during which the U.S. Holder holds BEPC exchangeable shares. A non-U.S. corporation, such as BEPC, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.
Based on its current and expected income, assets, and activities, BEPC does not expect to be classified as a PFIC for the current taxable year, nor does it expect to become a PFIC in 2022 or for the foreseeable future. However, the determination of whether BEPC is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of BEPC’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that BEPC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status.
If BEPC were a PFIC for any taxable year during which a U.S. Holder held BEPC exchangeable shares, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the BEPC exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the BEPC exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before BEPC became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its BEPC exchangeable shares were to exceed 125% of the average of the annual distributions on the BEPC exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of BEPC exchangeable shares.
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat such holder’s interest in BEPC as a “qualified electing fund” (a “QEF election”) for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of BEPC, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. To the extent reasonably practicable, BEPC intends to make available information related to the PFIC status of BEPC and any other subsidiary of BEPC that BEPC is able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that BEPC or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. The U.S. Treasury Department recently issued final and proposed Treasury Regulations modifying certain aspects of the income and asset tests described above. The proposed regulations will not be effective unless and until they are adopted in final form. Each U.S. Holder should consult an independent tax advisor regarding the application of the PFIC rules, including the foregoing filing requirements and the recently issued final and proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with respect to such holder’s ownership and disposition of BEPC exchangeable shares.
Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their dividend income and net gains from the disposition of BEPC exchangeable shares. Each U.S. Holder that is an individual, estate or trust should consult an independent tax advisor regarding the applicability of this tax to its income and gains in respect of BEPC exchangeable shares.
Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information relating to an interest in the BEPC exchangeable shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. Each U.S. Holder is urged to consult an independent tax advisor regarding the information reporting obligations, if any, with respect to such holder’s ownership and disposition of BEPC exchangeable shares.
Information Reporting and Backup Withholding. Distributions on BEPC exchangeable shares made to a U.S. Holder and proceeds from the sale or other disposition of BEPC exchangeable shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Consequences to Non-U.S. Holders
Ownership and Disposition of BEPC Exchangeable Shares
Distributions on BEPC exchangeable shares made to Non-U.S. Holders and proceeds from the sale or other disposition of BEPC exchangeable shares generally will not be subject to U.S. federal income tax, except that U.S. withholding tax may apply to any portion of a distribution made on BEPC exchangeable shares that is treated as a deemed dividend under Section 871(m) of the Code. Specifically, a 30% withholding tax generally applies to dividend equivalents with respect to certain contractual arrangements held by non-U.S. persons which reference any interest in an entity if that interest could give rise to a U.S.-source dividend. Under Treasury Regulations, a Section 871(m) transaction is treated as directly referencing the assets of a partnership that holds significant investments in certain securities (such as stock of a U.S. corporation). BEP indirectly holds stock of a U.S. corporation through BRELP, and the BEPC exchangeable shares are intended to be structured so that distributions are identical to distributions on BEP units. Accordingly, the contractual arrangements relating to the BEPC exchangeable shares could be subject to Section 871(m) of the Code, as discussed below.
Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract or a complex contract. BEPC intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the Code before January 1, 2023, and no portion of a distribution made on BEPC exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on

BEPC exchangeable shares on or after January 1, 2023, Section 871(m) of the Code will apply if the contractual arrangements relating to the BEPC exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2023.
This 30% withholding tax may be reduced or eliminated under the Code or an applicable income tax treaty, provided that the Non-U.S. Holder properly certifies its eligibility by providing an IRS Form W-8. If, notwithstanding the foregoing, BEPC is unable to accurately or timely determine the tax status of a Non-U.S. Holder for purposes of establishing whether reduced rates of withholding apply, then U.S. withholding tax at a rate of 30% may apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent under Section 871(m) of the Code. A dividend equivalent may also be subject to a 30% withholding tax under FATCA, unless a Non-U.S. Holder properly certifies its FATCA status on IRS Form W-8 or other applicable form and satisfies any additional requirements under FATCA.
Notwithstanding the foregoing, BEPC’s position that the contractual arrangements relating to the BEPC exchangeable shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the BEPC exchangeable shares is uncertain. Accordingly, the IRS could challenge BEPC’s position and assert that the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the Code or an applicable income tax treaty), to that portion, if any, of a distribution on BEPC exchangeable shares that is treated as referencing a U.S.-source dividend paid to BEP or BRELP. Each Non-U.S. Holder should consult an independent tax advisor regarding the implications of Section 871(m) of the Code and FATCA for the ownership of BEPC exchangeable shares with respect to such holder’s particular circumstances.
Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in BEPC in connection with its U.S. business, (c) a PFIC, (d) a controlled foreign corporation, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax advisor regarding the application of these special rules.
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO BEP, BEPC, AND HOLDERS OF BEPC EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF BEPC EXCHANGEABLE SHARES, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF BEPC EXCHANGEABLE SHARES SHOULD CONSULT AN INDEPENDENT TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF BEPC EXCHANGEABLE SHARES.
Certain Material Canadian Federal Income Tax Considerations
The following describes the material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the BEPC exchangeable shares acquired by a holder who as beneficial owner, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BEPC and (ii) holds the BEPC exchangeable shares as capital property. Generally, the BEPC exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and our company’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the proposed amendments, and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
This summary assumes that at all relevant times (i) the BEPC exchangeable shares will be listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX), (ii) not more than 50% of the fair market value of a BEPC exchangeable share or BEP unit is attributable to one or more properties each of which is real property in Canada, a “Canadian resource property” or a “timber resource property”, and (iii) all or substantially all of the property of BEPC and the BEP units will not be “taxable Canadian property” (each as defined in the Tax Act). This summary also assumes that neither BEP nor BEPC is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.
Management of BEPC believes that BEPC currently qualifies as a mutual fund corporation for the purposes of the Tax Act. To maintain its mutual fund corporation status, BEPC is required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. If BEPC was to cease to qualify as a mutual fund corporation, material, adverse tax consequences to BEPC and the holders may arise. BEPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which BEPC exchangeable shares are outstanding and this summary assumes that will be the case.
This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds BEP units or acquires BEPC exchangeable shares as a “tax shelter investment”, (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iii) that reports its “Canadian tax results” in a currency other than Canadian currency, (iv) that has entered or will enter into a “derivative forward agreement” in respect of the BEP units or the BEPC exchangeable shares, each as defined in the Tax Act, or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of BEPC exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act. Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BEPC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such holders should consult their own tax advisors.
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation concerning the tax consequences to any particular holder or prospective holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective holders should consult their own tax advisors with respect to an investment in the BEPC exchangeable shares having regard to their particular circumstances.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a BEPC exchangeable share must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any BEPC exchangeable shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose BEPC exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Dividends on the BEPC Exchangeable Shares
Taxable dividends received on the BEPC exchangeable shares by a resident holder will be included in computing the resident holder’s income. Dividends on the BEPC exchangeable shares received by a resident holder who is an individual will be included in computing the resident holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if BEPC designates the dividends as “eligible dividends”. There may be limitations on BEPC’s ability to designate taxable dividends as eligible dividends.
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the BEPC exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the corporation’s income and will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.
In the case of a resident holder that is a “specified financial institution”, taxable dividends received on the BEPC exchangeable shares will be deductible in computing its taxable income only if either:
(a) the specified financial institution did not acquire the BEPC exchangeable shares in the ordinary course of its business; or
(b) at the time of receipt of the taxable dividends by the specified financial institution,
(i) the BEPC exchangeable shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSX); and
(ii) dividends are received in respect of not more than 10% of the issued and outstanding BEPC exchangeable shares by
A. the specified financial institution; or
B. the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).
Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the BEPC exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of BEPC exchangeable shares that is a corporation in respect of which dividends on the BEPC exchangeable shares will be included in the resident holder’s income as a taxable dividend, such taxable dividends received on the BEPC exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the BEPC exchangeable shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding BEPC exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length is a member or beneficiary.
Holders should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of BEPC exchangeable shares held by such holders.
A resident holder of the BEPC exchangeable shares which is a corporation other than a “private corporation” or a “financial intermediary corporation” (each as defined in the Tax Act) will generally be subject to a 10% tax under Part IV.1 of the Tax Act in respect of any taxable dividends received by it on the BEPC exchangeable shares to the extent that such taxable dividends are deductible in computing its taxable income.
A resident holder which is a “private corporation” (as defined in the Tax Act) or any other corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act, generally imposed at the rate of 38 1/3%, on taxable dividends received on the BEPC exchangeable shares, to the extent that such dividends are deductible in computing its taxable income. Where Part IV.1 tax also applies to a taxable dividend received by a corporation, the rate of Part IV tax payable by the corporation is reduced by the rate of Part IV.1 tax.
The amount of any dividend that BEPC elects to pay from its “capital gains dividend account” (as defined in the Tax Act), or a capital gains dividend, received by a resident holder of the BEPC exchangeable shares from BEPC will be considered to be a capital gain of such holder from the disposition of capital property in the taxation year of the resident holder in which the capital gains dividend is received.
Having regard to the dividend policy of BEPC, a resident holder acquiring BEPC exchangeable shares may become taxable on income or capital gains accrued or realized before such holder acquired such BEPC exchangeable shares.
Taxable dividends or capital gains dividends paid to a resident holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.
If after January 1, 2023, the U.S. “substantial equivalence” test is met (see this Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares” for further information in this respect) and BEPC has to withhold U.S. federal income tax, resident holders are urged to consult their own tax advisors as to whether any such U.S. withholding tax on such portion of a dividend may be eligible to be credited against the resident holders’ income tax or deducted from income subject to certain limitations under the Tax Act having regard to their own particular circumstances.
Redemptions, Exchanges and Other Dispositions of the BEPC Exchangeable Shares
A resident holder who disposes of, or who is deemed to dispose of, a BEPC exchangeable share, including a disposition to BEPC (whether on a redemption by BEPC, an exchange at the request of the holder or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the resident holder’s adjusted cost base of such share and any reasonable costs of disposition.
In general, one-half of a capital gain realized by a resident holder in a taxation year must be included in income as a taxable capital gain. One-half of a capital loss realized by a resident holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.
The amount of any capital loss realized by a resident holder that is a corporation on the disposition of a BEPC exchangeable share may be reduced by the amount of any dividends received or deemed to be received by the resident holder on such BEPC exchangeable share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a BEPC exchangeable share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such resident holders should consult their own advisors.
A taxable capital gain realized by a resident holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.
The cost of a BEP unit to a resident holder received on the exchange of a BEPC exchangeable share will equal the fair market value of the BEPC exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a resident holder of BEP units at any time will be determined by averaging the cost of such BEP units with the adjusted cost base of any other BEP units owned by the resident holder as capital property at the time.
For a description of the Canadian federal income tax considerations of holding and disposing of BEP units, please see the section titled Item 10.E “Certain Material Canadian Federal Income Tax Considerations” in BEP’s Annual Report.

Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains.
Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the BEPC exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and NYSE), the BEPC exchangeable shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education savings plan, or RESP, registered disability savings plan, or RDSP, or a tax-free savings account, or TFSA.
Notwithstanding that BEPC exchangeable shares may be qualified investments for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP will be subject to a penalty tax in respect of the BEPC exchangeable shares if such BEPC exchangeable shares are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. The BEPC exchangeable shares will generally not be a prohibited investment for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP provided the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BEPC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BEPC. Generally, such a holder, annuitant or subscriber, as the case may be, will not have a significant interest in BEPC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BEPC or of any corporation that is related to BEPC (for purposes of the Tax Act). Holders should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of BEPC exchangeable shares held by such holders.
Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be a “prohibited investment”, including with respect to whether the BEPC exchangeable shares would be “excluded property”, in their particular circumstances.
Taxation of Holders Not Resident in Canada
The following portion of the summary is generally applicable to a holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the BEPC exchangeable shares in a business carried on in Canada (a “non-resident holder”). Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.
Dividends on the BEPC Exchangeable Shares
Dividends, other than capital gains dividends, paid or credited on the BEPC exchangeable shares or deemed to be paid or credited on the BEPC exchangeable shares to a non-resident holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax convention between Canada and the country in which the non-resident holder is resident.
The same Canadian withholding tax consequences are applicable to capital gains dividends to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BEPC, unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BEPC’s “TCP gains balance” is the amount of BEPC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act). BEPC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.
Redemptions, Exchanges and Other Dispositions of the BEPC Exchangeable Shares
A non-resident holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of BEPC exchangeable shares unless the BEPC exchangeable shares are “taxable Canadian property” of the non-resident holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the non-resident holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident.
Generally, the BEPC exchangeable shares will not constitute “taxable Canadian property” of a non-resident holder at a particular time provided that BEPC is a mutual fund corporation unless, at any particular time during the 60-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BEPC were owned by or belonged to one or any combination of (i) the non-resident holder, (ii) persons with whom the non-resident holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the non-resident holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the BEPC exchangeable shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. A holder of BEPC exchangeable shares that also holds one or more BEP units will generally meet the condition in (a) above; however, BEPC does not expect that the condition in (b) will be met.
Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the BEPC exchangeable shares may be deemed to be “taxable Canadian property.” Non-resident holders for whom BEPC exchangeable shares may constitute “taxable Canadian property” should consult their own tax advisors.
The cost of a BEP unit to a non-resident holder received on the exchange of a BEPC exchangeable share will equal the fair market value of the BEPC exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a non-resident holder of BEP units at any time will be determined by averaging the cost of such BEP units with the adjusted cost base of any other BEP units owned by the non-resident holder as capital property at the time.
For a description of the Canadian federal income tax considerations of holding and disposing of BEP units, please see the section titled Item 10.E “Certain Material Canadian Federal Income Tax Considerations” in BEP’s Annual Report.
10.F    DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G    STATEMENT OF EXPERTS
Not applicable.
10.H    DOCUMENTS ON DISPLAY
Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.
As a foreign private issuer under the SEC’s regulations, we will file annual reports on a Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the

Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.
The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, and certain of these documents are also available on our website at https://bep.brookfield.com.
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on Brookfield Renewable’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 250 Vesey Street, 15th Floor, New York, New York 10281-1023, Tel: 212-417-7000.
10.I    SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.A “Operating Results—Risk Management and Financial Instruments”.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2020, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s independent registered public accountants due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
16.A    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Patricia Zuccotti possesses specific accounting and financial management expertise and that she is the audit committee financial expert as defined by the SEC, and that she is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
16.B    CODE OF ETHICS
The BEPC board has adopted the BEPC Ethics code, a copy of which is available on BEPC’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov, and is available on our website at https://bep.brookfield.com/bepc/corporate-governance/governance-documents. See Item 6.C “Board Practices—Code of Business Conduct and Ethics”.
16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Ernst & Young LLP to act as our company’s independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the year ended December 31, 2020. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEPC’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2020
Audit Fees (1)	$14,108
Audit-related fees (2)	275
Tax fees (3)	133
$14,516
(1)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports.  This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.
(2)Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions, Sarbanes-Oxley readiness activities, Form 20-F and other securities related matters. Audit-related fees also include other services.
(3)Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.
The BEPC audit committee pre-approves all audit and non-audit services provided to our company by Ernst & Young LLP.
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEPC Repurchases
BEPC may from time-to-time, subject to applicable law, purchase BEPC exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2020, the TSX accepted a notice of BEPC’s intention to commence a normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,609,220 of its issued and outstanding BEPC exchangeable shares for a one-year period. The price to be paid for our BEPC exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of BEPC exchangeable shares to be purchased and the timing of such purchases will be determined by BEPC, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2020, BEPC made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.
16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
16.G    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards, except that we do not have a compensation committee and compensation decisions are made by our nominating and governance committee and/or the Service Provider, as applicable.
16.H    MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.    EXHIBITS

Number	Number
1.1	Articles of Brookfield Renewable Corporation.(9)
2.1	Description of Securities.(12)
4.1
Third Amended and Restated Master Services Agreement, dated May 11, 2020, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(8)

4.2
First Amendment, dated July 30, 2020, to the Third Amended and Restated Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(10)

4.3
Brookfield Relationship Agreement, dated November 28, 2011 and as thereafter amended, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(10)

4.4
Third Amendment to Brookfield Relationship Agreement, dated February 3, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(11)

4.5	Rights Agreement, dated July 30, 2020, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association.(10)
4.6	Registration Rights Agreement, dated July 30, 2020, by and between Brookfield Renewable Corporation, Brookfield Renewable Partners L.P. and Brookfield Asset Management Inc.(10)
4.7	Subordinate Credit Agreement, effective July 30, 2020, between Brookfield BRP Holdings (Canada) Inc. as borrower and BEP Subco Inc. as lender.(10)
4.8	Subordinate Credit Agreement, effective July 30, 2020, by and between BEP Subco Inc. as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(10)
4.9	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(10)
4.10	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(10)
4.11	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(10)
4.12	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(10)
4.13
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 1).(1)

4.14
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 2).(1)

4.15
Guarantee Indenture, dated October 11, 2012, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 3).(1)

4.16	Guarantee Indenture, dated October 11, 2012, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)
4.17
Guarantee Indenture, dated January 29, 2013, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 5).(1)

4.18
Guarantee Indenture, dated May 1, 2013, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 6).(1)

4.19	Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 7 Preferred Units).(2)
4.20	Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 8 Preferred Units).(2)
4.21	Guarantee Indenture, dated February 11, 2016, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 5 Preferred Units).(3)
4.22	Guarantee Indenture, dated May 25, 2016, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 9 Preferred Units).(4)
4.23	Guarantee Indenture, dated May 25, 2016, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 10 Preferred Units).(4)
4.24	Guarantee Indenture, dated February 14, 2017, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 11 Preferred Units).(5)
4.25	Guarantee Indenture, dated February 14, 2017, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 12 Preferred Units).(5)
4.26	Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 13 Preferred Units).(6)
4.27	Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 14 Preferred Units).(6)
4.28	Guarantee Indenture, dated March 11, 2019, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 15 Preferred Units).(7)
4.29	Guarantee Indenture, dated March 11, 2019, by and among BEP BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 16 Preferred Units).(7)
8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Corporation (incorporated by reference to Item 4.C “Organizational Structure”).
12.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(12)
12.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(12)
13.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(12)
13.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(12)

15.1	Board of Directors Charter of Brookfield Renewable Corporation.(12)
15.2	Audit Committee Charter of Brookfield Renewable Corporation.(12)
15.3	Consent of Ernst & Young LLP.(12)
101
The following materials from Brookfield Renewable Corporation’s annual report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Corporation and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Corporation, tagged as blocks of text and in detail

(1)    Filed as an exhibit to BEP’s Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
(2)    Filed as an exhibit to BEP’s Form 6-K on November 27, 2015, and incorporated herein by reference.
(3)    Filed as an exhibit to BEP’s Form 6-K on February 11, 2016, and incorporated herein by reference.
(4)    Filed as an exhibit to BEP’s Form 6-K on May 26, 2016, and incorporated herein by reference.
(5)     Filed as an exhibit to BEP’s Form 6-K on February 14, 2017, and incorporated herein by reference.
(6)    Filed as an exhibit to BEP’s Form 6-K on January 17, 2018, and incorporated herein by reference.
(7)    Filed as an exhibit to BEP’s Form 6-K on March 11, 2019, and incorporated herein by reference.
(8)    Filed as an exhibit to BEP’s Form 6-K on May 18, 2020, and incorporated herein by reference.
(9)    Filed as an exhibit to Form 6-K on July 29, 2020, and incorporated herein by reference.
(10)    Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(11)    Filed as an exhibit to Form 6-K on February 8, 2021, and incorporated herein by reference.
(12)    Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 26, 2021	BROOKFIELD RENEWABLE CORPORATION

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of Brookfield Renewable Corporation

BROOKFIELD RENEWABLE CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018	F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Renewable Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Corporation (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
Change in Reporting Entity
As discussed in Note 1(b) and (c) to the consolidated financial statements, the Company under the pooling of interest method has retrospectively presented the common control transactions which resulted in the acquisition of the United States, Colombian, and Brazilian Operations of Brookfield Renewable Partners L.P. and the acquisition of TerraForm Power, which occurred on July 30, 2020 and July 31, 2020 respectively.
Adoption of New Accounting Standard
As discussed in Note 1(j) to the consolidated financial statements, the Company changed its method of accounting for Leases in 2019 due to the adoption of IFRS 16, Leases
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F - 2

Revaluation of power generating assets
Description of the Matter	The Company measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2020, property, plant and equipment on the balance sheet totaled $36,097 million. Revaluations of property, plant and equipment recognized in the statement of other comprehensive income totaled a gain of $3,674 million and a loss in the statement of profit or loss of $(61) million for 2020. As discussed in Notes 1(i), 1(t)(i) and 1(v)(iii) and 10 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Company’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Company’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the discount rates which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets and tested the computational accuracy of the fair value model. With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Company’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

F - 3

Significant acquisition
Description of the Matter	During 2020, the Company completed the acquisition of the Spanish CSP Portfolio, for total consideration of $121 million. As described in Notes 1(p) and 3, this business combination is accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include replacement cost per megawatt, discount rates, future power pricing in the regulated market and estimated future generation volume. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the fair value of the power generating assets, our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated cash flows by comparing the estimated generation volume to third party engineering reports and to generation assumptions used for other assets within the Company’s portfolio in the region, as well as comparing the forward power pricing to regulatory rates. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including replacement cost and discount rates, used in the Company’s models.

We have served as the Company’s auditor since 2020.

Toronto, Canada
February 26, 2021

F - 4

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	18	$355	$304
Restricted cash	19	154	161
Trade receivables and other current assets	20	623	675
Financial instrument assets	4	40	41
Due from related parties	26	412	182
		1,584	1,363
Financial instrument assets	4	68	59
Equity-accounted investments	17	372	360
Property, plant and equipment, at fair value	10	36,097	32,647
Intangible assets	11	233	241
Goodwill	15	970	949
Deferred income tax assets	9	40	4
Other long-term assets	21	109	134
Total Assets		$39,473	$35,757
Liabilities
Current liabilities
Accounts payable and accrued liabilities	22	$450	$443
Financial instrument liabilities	4	198	125
Due to related parties	26	694	201
Non-recourse borrowings	12	886	605
Provisions	25	292	50
BEPC exchangeable and class B shares	14	7,430	—
		9,950	1,424
Financial instrument liabilities	4	498	444
Non-recourse borrowings	12	11,936	11,353
Deferred income tax liabilities	9	4,200	3,590
Provisions	23, 25	633	525
Other long-term liabilities	24	531	547
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	13	10,290	10,258
Participating non-controlling interests – in a holding subsidiary held by the partnership	13	258	268
The partnership		1,177	7,348
Total Equity		$11,725	$17,874
Total Liabilities and Equity		$39,473	$35,757
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Corporation.:

Patricia Zuccotti Director	David Mann Director

F - 5

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2020	2019	2018
Revenues	26	$3,087	$3,226	$2,979
Other income		99	79	41
Direct operating costs	6	(1,061)	(1,053)	(1,053)
Management service costs	26	(152)	(109)	(71)
Interest expense	12	(816)	(701)	(670)
Share of (loss) earnings from equity-accounted investments	17	(4)	12	17
Foreign exchange and financial instruments gain	4	74	5	57
Depreciation	10	(1,065)	(983)	(862)
Other	7	(493)	(197)	(172)
Remeasurement of BEPC exchangeable and class B shares	14	(2,561)	—	—
Income tax (expense) recovery
Current	9	(61)	(64)	(28)
Deferred	9	134	(3)	340
		73	(67)	312
Net income (loss)		$(2,819)	$212	$578
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	13	$(92)	$36	$502
Participating non-controlling interests – in a holding subsidiary held by the partnership	13	11	11	4
The partnership		(2,738)	165	72
		$(2,819)	$212	$578
The accompanying notes are an integral part of these consolidated financial statements.

F - 6

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2020	2019	2018
Net income (loss)		$(2,819)	$212	$578
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	10	3,674	1,921	4,608
Actuarial gain (loss) on defined benefit plans		(1)	(8)	6
Deferred income taxes on above items	9	(828)	(388)	(1,037)
Equity-accounted investments	17	26	51	97
Total items that will not be reclassified to net income		2,871	1,576	3,674
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation	8	(692)	(138)	(664)
Losses arising during the year on financial instruments designated as cash-flow hedges	4	(22)	(7)	(16)
Unrealized gain on foreign exchange swaps – net investment hedge	4	6	14	15
Reclassification adjustments for amounts recognized in net income	4	(44)	(3)	20
Deferred income taxes on above items	9	10	5	(2)
Total items that may be reclassified subsequently to net income		(742)	(129)	(647)
Other comprehensive income		2,129	1,447	3,027
Comprehensive income (loss)		$(690)	$1,659	$3,605
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	13	$1,290	$948	$2,658
Participating non-controlling interests – in a holding subsidiary held by the partnership	13	(11)	31	40
The partnership		(1,969)	680	907
		$(690)	$1,659	$3,605
The accompanying notes are an integral part of these consolidated financial statements.

F - 7

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)				Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Net income (loss)	(2,738)	—	—	—	(2,738)	11	(92)	(2,819)
Other comprehensive income (loss)	—	(410)	1,185	(6)	769	(22)	1,382	2,129
Capital contributions (Note 16)	102	—	—	—	102	—	336	438
Return of capital	—	—	—	—	—	—	(82)	(82)
Distributions or dividends declared	(276)	—	—	—	(276)	—	(513)	(789)
Special distribution/TerraForm Power acquisition	(4,371)	20	392	(21)	(3,980)	—	(1,026)	(5,006)
Other	5	(4)	(49)	—	(48)	1	27	(20)
Change in year	(7,278)	(394)	1,528	(27)	(6,171)	(10)	32	(6,149)
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Balance, as at December 31, 2018	$1,901	$(881)	$6,274	$(9)	$7,285	$273	$9,666	$17,224
Net income	165	—	—	—	165	11	36	212
Other comprehensive income (loss)	—	(72)	579	8	515	20	912	1,447
Capital contributions	—	—	—	—	—	—	294	294
Dividends declared, return of capital and preferred share redemption	(609)	—	—	—	(609)	(37)	(673)	(1,319)
Other	(5)	(3)	—	—	(8)	1	23	16
Change in year	(449)	(75)	579	8	63	(5)	592	650
Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Balance, as at December 31, 2017	$1,950	$(566)	$5,130	$(13)	$6,501	$240	$6,870	$13,611
Net income	72	—	—	—	72	4	502	578
Other comprehensive income (loss)	—	(315)	1,146	4	835	36	2,156	3,027
Capital contributions	355	—	—	—	355	—	650	1,005
Dividends declared and return of capital	(469)	—	—	—	(469)	(24)	(509)	(1,002)
Other	(7)	—	(2)	—	(9)	17	(3)	5
Change in year	(49)	(315)	1,144	4	784	33	2,796	3,613
Balance, as at December 31, 2018	$1,901	$(881)	$6,274	$(9)	$7,285	$273	$9,666	$17,224
The accompanying notes are an integral part of these consolidated financial statements.

F - 8

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2020	2019	2018
Operating activities
Net income (loss)		$(2,819)	$212	$578
Adjustments for the following non-cash items:
Depreciation	10	1,065	983	862
Unrealized financial instrument (gain) loss	4	(78)	12	(66)
Share of loss (earnings) from equity-accounted investments	17	4	(12)	(17)
Deferred income tax (recovery) expense	9	(134)	3	(340)
Other non-cash items		409	109	118
Remeasurement of BEPC exchangeable and class B shares	14	2,561	—	—
Dividends received from equity-accounted investments	17	3	7	3
Changes in due to or from related parties		(9)	66	88
Net change in working capital balances	27	(10)	(24)	(33)
		992	1,356	1,193
Financing activities
Proceeds from non-recourse borrowings	12	2,927	3,323	2,326
Repayment of non-recourse borrowings	12	(2,890)	(2,713)	(2,076)
Repayment of lease liabilities		(24)	(26)	—
Capital contributions from non-controlling interests	13	329	294	650
Capital repaid to participating non-controlling interests – in operating subsidiaries		(82)	—	—
Capital contributions from the partnership		102	13	229
Exchangeable share issuance costs		(44)	—	—
Distributions paid and return of capital:
To participating non-controlling interests	13	(513)	(673)	(509)
To the partnership	14	(235)	(628)	(495)
Related party borrowings, net	26	(45)	122	(185)
		(475)	(288)	(60)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(105)	(732)	(927)
Investment in property, plant and equipment	10	(373)	(406)	(207)
Proceeds from disposal of assets		17	—	—
Restricted cash and other		(17)	36	92
		(478)	(1,102)	(1,042)
Foreign exchange gain (loss) on cash		12	(4)	(11)
Cash and cash equivalents
Increase (Decrease)		51	(38)	80
Balance, beginning of year		304	342	262
Balance, end of year		$355	$304	$342
Supplemental cash flow information:
Interest paid		$737	$668	$601
Interest received		$19	$16	$14
Income taxes paid		$49	$54	$63
The accompanying notes are an integral part of these consolidated financial statements.

F - 9

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

F - 10

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2020, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of the company on February 26, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, euros, Brazilian reais and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB using the historical books and records of Brookfield. The assets and liabilities in the consolidated financial statements have been presented on a historical cost basis, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
On December 11, 2020, the company completed a three-for-two share split (the “Share Split”) of its outstanding BEPC exchangeable shares by way of a subdivision of shares, whereby shareholders received an additional one-half of a BEPC exchangeable share for each BEPC exchangeable share held, resulting in the issuance of 57.4 million BEPC exchangeable shares. The BEPC class B shares and BEPC class C shares were concurrently split to reflect the Share Split, resulting in the issuance of 55 BEPC class B shares and 63.2 million BEPC class C shares. All share count and per share disclosures are presented on a post-split basis.
(c) Special distribution
On July 30, 2020, the partnership completed the “special distribution” whereby holders of non-voting publicly traded limited partnership units (“LP units”) as of July 27, 2020 (the “Record Date”) received one BEPC exchangeable share for every four LP units held. Immediately prior to the special distribution, the partnership received BEPC exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the BEPC exchangeable shares to all the holders of its equity units and to its general partners. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 49.6 million BEPC exchangeable shares and (ii) the partnership received approximately 67.2 million BEPC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, but prior to the TerraForm Power acquisition (as defined below), (i) holders of LP units held approximately 42.8% of the issued and outstanding BEPC exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding BEPC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding BEPC class B multiple voting shares, or BEPC class B shares, which represent a 75.0% voting interest in the company, and all of the issued and outstanding BEPC class C non-voting shares, or BEPC class C shares, of the company, which entitle the partnership to all of the residual value in the company after payment in full of the amount due to holders of the BEPC exchangeable shares and BEPC class B shares. Holders of BEPC exchangeable shares hold an aggregate 25.0% voting interest in the company.

F - 11

Prior to the completion of the special distribution on July 30, 2020, BEPC acquired the United States, Colombian and Brazilian Operations of the partnership (the “Business”), excluding a 10% interest in the Colombian and certain Brazilian operations of the Business owned through BRP Bermuda Holdings I Limited (“LATAM holdco”) that the partnership retained post-closing.
Prior to the completion of the special distribution, BEPC entered into the following agreements:
i) Credit Support
Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
ii) Subordinated Credit Facilities
BEPC entered into two credit agreements with the partnership, one as borrower and one as lender, which we refer to as the Subordinated Credit Facilities, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within Brookfield Renewable. One credit facility will permit BEPC to borrow up to $1.75 billion from the partnership and the other will constitute an operating credit facility that will permit the partnership to borrow up to $1.75 billion from BEPC. The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans.
iii) Equity Commitment Agreement
The partnership provided BEPC an equity commitment in the amount of $1 billion. The equity commitment may be called by BEPC in exchange for the issuance of a number of BEPC class C shares to the partnership, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one BEPC exchangeable share on the principal stock exchange on which BEPC exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board of directors. The rationale for the equity commitment is to provide the company with access to equity capital on an as-needed basis and to maximize our flexibility. Pursuant to the equity commitment, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date the company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares.
iv) Management Services Agreement
Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to the company pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though BEPC will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC’s proportionate share of the Base Management Fee (as defined below). BEPC’s proportionate share of the Base Management Fee (as defined below) will be calculated on the basis of the value of BEPC’s business relative to that of the partnership. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the

F - 12

Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.
v) BEPC Voting Agreements
BEPC entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.
vi) Registration Rights Agreement
BEPC entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which BEPC agreed that, upon the request of Brookfield Asset Management, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any BEPC exchangeable shares held by Brookfield. BEPC has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement or prospectus.
(d) Acquisition of TerraForm Power
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. ("TerraForm Power") pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of a BEPC exchangeable share or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 55,552,862 BEPC exchangeable shares and 6,051,704 LP units.
After giving effect to the special distribution and the TerraForm Power acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.
Concurrent with the closing of the TerraForm Power acquisition, Brookfield and the partnership entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TerraForm Power common stock held by the partnership and its affiliates, other than BEPC, including the authority to direct the election of the directors of TerraForm Power. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.
(e) Continuity of interest
The partnership directly and indirectly controlled the Business prior to the special distribution and will continue to control the Business subsequent to the special distribution through its interests in the company. Accordingly, BEPC and its financial position and results of operations have been reflected using Brookfield Renewable’s carrying values prior to the special distribution.
To reflect this continuity of interests, these consolidated financial statements provide comparative information of the company for the periods prior to the special distribution, as previously reported by Brookfield Renewable. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(c) – Special distribution for more details) have been reflected prospectively from the date of the special distribution as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to July 30, 2020 are presented based on the historical financial information for the company as previously reported by Brookfield Renewable. The consolidated financial statements include the

F - 13

combined carve-outs of the assets, liabilities, revenues, expenses, and cash flows of the United States, Brazilian and Colombian businesses controlled by the partnership that were contributed to the company on July 30, 2020. All intercompany balances, transactions, revenues and expenses within the company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to the company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect the company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had the company been a stand-alone entity during the periods presented. For the period after completion of the special distribution, the results will be based on the actual results of the company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As Brookfield Renewable holds all of the BEPC class C shares of the company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after the special distribution.
Simultaneously with the completion of the TerraForm Power acquisition (See 1(d) – Acquisition of TerraForm Power for more details), the company entered into voting agreements with the partnership and certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to the company. As a result, the company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to the company is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The portion of TerraForm Power that was not owned by the company is presented as non-controlling interests to the company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power were under common control. All intercompany balances, transactions, revenues and expenses within the company have been eliminated.
(f) Foreign currency translation
All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of the company. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances are reported in the same manner
In preparing the consolidated financial statements of the company, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.
(g) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(h) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

F - 14

(i) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
The company generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, the company initially measures the assets at fair value consistent with the policy described in Note 1(p) – Business combinations, with no revaluations at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. When the carrying amount of an asset decreases, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the fair value of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2020 is 32 years (2019: 32 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

F - 15

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.
(j) Leases
At inception of a contract, the company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the company assesses whether:
•the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•The company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and the company has the right to direct the use of the asset. The company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, the company has the right to direct the use of the asset if either:
◦The company has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or
◦The company designed the asset in a way that predetermines how and for what purpose it will be used.
At inception or on reassessment of a contract that contains a lease component, the company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the company has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Generally, the company uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and

F - 16

•The exercise price under a purchase option that the company is reasonably certain to exercise, lease payments in an optional renewable period if the company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the company is reasonably certain not to terminate early
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company’s estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income (loss) if the carrying amount of the right-of-use asset has been reduced to nil.
The company presents right-of-use assets in property, plant and equipment and lease liabilities in other long-term liabilities in the consolidated statements of financial position.
The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
On January 1, 2019 the company adopted IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).
(k) Asset impairment
At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(l) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(m) Financial instruments
Initial recognition
Under IFRS 9 – Financial Instruments (“IFRS 9”), regular purchases and sales of financial assets are recognized on the trade date, being the date on which the company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the company has transferred substantially all the risks and rewards of ownership.
At initial recognition, the company measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in income.
Classification and measurement
Subsequent measurement of financial assets depends on the company’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the company classifies its financial assets:

F - 17

Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in income when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through income. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in income.
The company assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, the company applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:
•Indications that a debtor or group of debtors is experiencing significant financial difficulty;
•A default or delinquency in interest or principal payments;
•Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;
•Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.
Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. The company determines the classification of its financial liabilities at initial recognition. The company’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, and tax equity. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:
FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, derivative financial instruments entered into by the company that do not meet hedge accounting criteria, and tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in income.
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, the company retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

F - 18

The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost are presented in the consolidated statements of income (loss). Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
The company designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with highly probable payments of debts (cash flow hedges).
At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is an ‘economic relationship’ between the hedged item and the hedging instrument;
•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and

F - 19

•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the company actually hedges and the quantity of the hedging instrument that the company actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 4 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to income.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in income at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in income, within foreign exchange and financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects income.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within Foreign exchange and financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to income when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
The company’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Sources of hedge effectiveness are determined at the inception of the hedge relationship and measured through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(n) Revenue and expense recognition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from the company’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as the company delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration the company expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per technology are included in Note 5 – Segmented information.
Where available, the company has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to

F - 20

recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2020, revenues recognized at a point in time corresponding to the sale of renewable credits were $157 million (2019: $112 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company's generation activities related to commodity prices. From time to time, our company also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which our company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in operating revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2020 increased revenues by $53 million (2019: increased revenues by $9 million and 2018: decreased revenues by $13 million).
(o) Income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.
Deferred tax is recognized on taxable temporary differences between the tax basis and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(p) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of

F - 21

the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.
(q) Assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
When the company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the company will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position and are classified as current.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.

F - 22

(r) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include all eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within the company. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).
Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to income in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.
(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Provisions
A provision is a liability of uncertain timing or amount. A provision is recognized if the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.
(v) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.
(vi) Government grants
The company becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case-by-case basis. The company reduces

F - 23

the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.
(s) Critical estimates
The company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of the company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 10 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(t)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
The company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 4 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse based on future taxable income.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(t) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:

F - 24

(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of the company. The company exercises judgment in determining whether non-wholly owned subsidiaries are controlled by the company. The company’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) the company’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions by considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions. The company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income (loss), consolidated statements of comprehensive income (loss), consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of the combined entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to the company’s property, plant and equipment is described in Note 1(i) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, the company determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as the company has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2028 in Colombia and 2024 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

F - 25

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv) Financial instruments
The accounting policy relating to the company’s financial instruments is described in Note 1(m) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to the company’s income taxes is described in Note 1(o) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(u) Future changes in accounting policies
Amendments to IFRS 9 and IFRS 7: Disclosures
Interbank offered rates (“IBOR”) reform refers to the global reform of interest reference rates, which includes the replacement of specified IBORs with alternative benchmark rates. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. The company adopted Interest Rate Benchmark Reform – Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“Phase I Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The Phase I Amendments provided clarity where uncertainty could arise in the lead-up to transition. The IBOR Phase I Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date.
The IBOR Phase I Amendments provide temporary relief from applying specific hedge accounting requirements to the company’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The relief provided has the effect that the company should not have to discontinue hedging relationships solely due to the uncertainty arising from IBOR reform. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the company assumes the interest rate benchmarks associated with the company’s hedges are generally not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The Phase I Amendments had no impact on the company since these amendments enable the company to continue hedge accounting for hedging relationships which have been previously designated.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR

F - 26

reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of the company which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2020:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.67
TerraForm Power NY Holdings, Inc.	New York	100
(1)Voting control held through voting agreements with Brookfield.

F - 27

3. ACQUISITIONS
Spanish CSP Portfolio
On February 11, 2020, the company, through its investment in TerraForm Power, completed the acquisition of 100% of a portfolio of two concentrated solar power facilities (together, “Spanish CSP Portfolio”) located in Spain with a combined nameplate capacity of approximately 100 MW. The purchase price of this acquisition, including working capital adjustments, was €111 million ($121 million). The total acquisition costs of $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income (loss).
This investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Spanish CSP Portfolio would have been $99 million for the year ended December 31, 2020.
The purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Spanish CSP Portfolio
Cash and cash equivalents	$22
Restricted cash	27
Trade receivables and other current assets	33
Property, plant and equipment, at fair value	661
Deferred tax assets	14
Other non-current assets	8
Current liabilities	(17)
Financial instruments	(148)
Non-recourse borrowings	(475)
Decommissioning liabilities	(23)
Other long-term liabilities	(22)
Fair value of identifiable net assets acquired	80
Goodwill	41
Purchase price	$121
Completed in 2019
United States Distributed Generation Portfolio (“DG Portfolio”)
On September 26, 2019, the company acquired a 100% interest in a 320 MW distributed generation portfolio of renewable energy facilities in the United States, for total consideration of $735 million. The total acquisition costs of $5 million were expensed as incurred and have been classified under Other in the consolidated statement of income (loss).
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the DG Portfolio would have been $67 million for the year ended December 31, 2019.

F - 28

The purchase price allocations, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	DG Portfolio
Cash	$3
Trade receivables and other current assets	47
Property, plant and equipment, at fair value	753
Current liabilities	(8)
Decommissioning liabilities	(33)
Other long-term liabilities	(27)
Fair value of net assets acquired	$735
4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflect the risks associated with instruments that the company considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect the company’s risk exposure.
(a)Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices.
The company faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by the company that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:
(i)Electricity price risk
The company aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. Electricity price risk arises from the sale of the company’s uncontracted generation and is mitigated by entering into short-term energy derivative contracts. Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in electricity prices.
The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2020	2019	2018	2020	2019	2018
5% increase	$(9)	$(21)	$(16)	$(11)	$(12)	$(15)
5% decrease	9	8	6	11	12	15
(1)Amounts represent the potential annual net pretax impact.

F - 29

(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by the company will fluctuate because of changes in foreign currency rates.
The company has exposure to the Canadian dollar, euro, Brazilian real, and Colombian peso through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. The company holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to the company’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2020	2019	2018	2020	2019	2018
5% increase	$56	$39	$45	$26	$9	$20
5% decrease	(54)	(26)	(45)	(26)	(9)	(21)
(1)Amounts represent the potential annual net pretax impact.
(iii)Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate, because of changes in interest rates.
The company’s assets largely consist of long duration physical assets. The company’s financial liabilities consist primarily of long-term fixed-rate debt or variable-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. The company also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.
The company will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact the company’s cash flows, primarily with respect to the interest payable against the company’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $5,035 million (2019: $5,228 million). Of this principal value, $2,918 million (2019: $2,467 million) has been fixed through the use of interest rate contracts. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2020	2019	2018	2020	2019	2018
1% increase	$2	$(14)	$10	$119	$64	$36
1% decrease	(3)	13	(5)	(126)	(64)	(39)
(1)Amounts represent the potential annual net pretax impact.
(b)Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations

F - 30

regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity transactions.
The company minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, the company’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 20 – Trade receivables and other current assets, for additional details regarding the company’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2020	2019
Trade receivables and other short-term receivables	$556	$575
Financial instrument assets	108	100
Due from related parties	414	189
	$1,078	$864
(c)Liquidity risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by the company’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 12 – Borrowings. The company also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
The company is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the staggered maturity dates over an extended period of time.

F - 31

CASH OBLIGATIONS
The table below classifies the cash obligations related to the company’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date. As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2020 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$450	$—	$—	$450
Financial instrument liabilities(1)(2)	198	358	140	696
Due to related parties	694	1	—	695
Other long-term liabilities – concession payments	1	5	12	18
Lease liabilities(1)	30	99	264	393
Non-recourse borrowings(1)	886	3,892	8,081	12,859
Interest payable on borrowings(3)	598	1,924	1,708	4,230
Total	$2,857	$6,279	$10,205	$19,341

AS AT DECEMBER 31, 2019 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$493	$—	$—	$493
Financial instrument liabilities(1)(2)	125	304	140	569
Due to related parties	201	—	2	203
Other long-term liabilities – concession payments	1	6	15	22
Lease liabilities(1)	31	98	299	428
Non-recourse borrowings(1)	605	3,926	7,429	11,960
Interest payable on borrowings(3)	510	2,135	2,053	4,698
Total	$1,966	$6,469	$9,938	$18,373
(1)Includes both the current and long-term amounts.
(2)Includes tax equity liabilities that will be partially settled by the delivery of non-cash tax attributes.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculations based on estimated interest rates.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

F - 32

The following table presents the company’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2020	2019
Assets measured at fair value:
Cash and cash equivalents	$355	$—	$—	$355	$304
Restricted cash(1)	229	—	—	229	265
Financial instrument assets(2)
Energy derivative contracts	—	36	68	104	92
Foreign exchange swaps	—	4	—	4	8
Property, plant and equipment	—	—	36,097	36,097	32,647
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(27)	—	(27)	(8)
Interest rate swaps	—	(244)	—	(244)	(138)
Foreign exchange swaps	—	(23)	—	(23)	(11)
Tax equity	—	—	(402)	(402)	(412)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(3)	(7,430)	—	—	(7,430)	—
Non-recourse borrowings	(2,065)	(12,530)	—	(14,595)	(12,604)
Total	$(8,911)	$(12,784)	$35,763	$14,068	$20,143
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(m) – Basis of presentation and significant accounting policies, the BEPC class C shares meet certain qualifying criteria and are presented as equity. See Note 14 – BEPC exchangeable shares, BEPC class B shares and BEPC class C shares.
There were no transfers between levels during the year ended December 31, 2020.
Financial instruments disclosures
The aggregate amount of the company’s net financial instrument positions as at December 31 are as follows:

		2020		2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$104	$27	$77	$84
Interest rate swaps	—	244	(244)	(138)
Foreign exchange swaps	4	23	(19)	(3)
Tax equity	—	402	(402)	(412)
Total	108	696	(588)	(469)
Less: current portion	40	198	(158)	(84)
Long-term portion	$68	$498	$(430)	$(385)

F - 33

The following table presents the change in the company’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2020	2019
Balance, beginning of year		$(469)	$(482)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through income on tax equity	(a)	(12)	26
Unrealized (loss) through income on energy derivative contracts	(b)	1	(19)
Unrealized (loss) through OCI on energy derivative contracts	(b)	(5)	29
Unrealized gain (loss) through income on interest rate swaps	(c)	12	(28)
Unrealized gain (loss) through OCI on interest rate swaps	(c)	(51)	(37)
Unrealized gain (loss) through income on foreign exchange swaps	(d)	23	20
Unrealized gain (loss) through OCI on foreign exchange swaps	(d)	—	14
Acquisitions, settlements and other		(87)	8
Balance, end of year		$(588)	$(469)

Financial instrument liabilities designated at fair value through profit and loss
Tax equity	(a)	$(402)	$(412)

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(b)	$54	$35
Foreign exchange swaps	(d)	4	8
		$58	$43

Derivative assets designated as hedging instruments:
Energy derivative contracts	(b)	$50	$57
		$50	$57

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(b)	$(27)	$(8)
Interest rate swaps	(c)	(18)	(77)
Foreign exchange swaps	(d)	(20)	(10)
		$(65)	$(95)

Derivative liabilities designated as hedging instruments:
Interest rate swaps	(c)	(226)	(61)
Foreign exchange swaps	(d)	(3)	(1)
		$(229)	$(62)
Total financial instruments, net		$(588)	$(469)
(a)Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments (loss) gain in the consolidated statements of income (loss).

F - 34

(b)Energy derivative contracts
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). The company has established a hedge ratio of 1:1 for the hedging relationship. To measure the hedge effectiveness, the company uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements appointing the partnership as their agent in entering into certain derivative transactions with external counterparties. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred in connection with these derivative transactions. Substantially all of the company’s energy contract derivatives are entered into pursuant to these agreements.
For the year ended December 31, 2020, gains of $53 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (loss) (2019: $9 million gains and 2018: $13 million losses).
Based on market prices as of December 31, 2020, unrealized gains of $13 million (2019: $22 million gains and 2018: $15 million losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2020	December 31, 2019
Carrying amount (asset/(liability))	50	57
Notional amount – millions of U.S. dollars	273	328
Notional amount – GWh	8,657	10,010
Weighted average hedged rate for the year ($/MWh)	32	33
Maturity dates	2021 - 2027	2020 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	15	21
Change in value of hedged item used to determine hedge effectiveness	(17)	(22)
There is $2 million of hedge ineffectiveness gains recognized in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2020 (2019: nil and 2018: $2 million gain).
(c)Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed rate loans (i.e., notional amount, maturity, payment and reset dates). The company established a hedge ratio of 1:1 for the hedging relationship. To measure the hedge effectiveness, the company uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.

F - 35

The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2020, agreements with a total notional exposure of $2,974 million were outstanding (2019: $2,246 million) including $428 million (2019: $996 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.8% (2019: 2.7%).
For the year ended December 31, 2020, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $5 million losses (2019: $6 million losses and 2018: $7 million losses).
Based on market prices as of December 31, 2020, unrealized losses of $30 million (2019: $3 million and 2018: $1 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2020	December 31, 2019
Carrying amount (asset/(liability))	(225)	(61)
Notional amount – $	546	567
Notional amount – COP(1)	619	227
Notional amount – C$(1)	102	107
Notional amount – €(1)	1,279	349
Maturity dates	2021 - 2039	2021 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(46)	(6)
Change in value of hedged item used to determine hedge effectiveness	47	7
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2020 foreign currency spot rate
The hedge ineffectiveness gain recognized within foreign exchange and financial instrument gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2020 was $2 million (2019: nil).
(d)Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument. The company established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.
Certain Brookfield subsidiaries that the company controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of the company’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.

F - 36

At December 31, 2020, agreements with a total notional exposure of $1,199 million were outstanding (2019: $1,319 million) including $921 million (2019: $1,013 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2019: nil and 2018: $1 million gain). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2020	December 31, 2019
Carrying amount (asset/(liability))	(3)	(1)
Notional amount for hedges of the Canadian dollar(1)	—	72
Notional amount for hedges of the Euro(1)	185	234
Notional amount for hedges of the Brazilian real(1)	73	—
Notional amount for hedges of other currencies(1)	20	—
Maturity date	2021 - 2022	2020 - 2022
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts	—	1.30
€/$ foreign exchange forward contracts	0.82	0.85
BRL/$ foreign exchange forward contracts	5.38	—
(1)Notional amounts expressed in millions of U.S. dollars

F - 37

5. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The reporting to the CODM was revised during the year to incorporate the energy transition business of the company. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition and 5) corporate. This best reflects the way in which the CODM reviews the results of our company.
In accordance with IFRS 8, Operating Segments (“IFRS 8”), the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
The company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items. The company includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.

F - 38

The company uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

F - 39

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2020:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy Transition	Corporate	Total
Revenues	$856	$130	$71	$81	$—	$1,138	$(40)	$1,989	$3,087
Other income	52	2	3	—	—	57	(1)	43	99
Direct operating costs	(340)	(47)	(17)	(40)	—	(444)	20	(637)	(1,061)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	21	—	21
Adjusted EBITDA	568	85	57	41	—	751	—	1,395
Management service costs	—	—	—	—	(126)	(126)	—	(26)	(152)
Interest expense(1)	(135)	(34)	(24)	(11)	—	(204)	9	(505)	(700)
Current income taxes	(16)	(3)	—	—	—	(19)	—	(42)	(61)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(9)	—	(9)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(822)	(822)
Funds From Operations	417	48	33	30	(126)	402	—	—
Depreciation	(232)	(80)	(19)	(30)	—	(361)	11	(715)	(1,065)
Foreign exchange and financial instrument gain (loss)	6	20	—	(6)	(9)	11	4	59	74
Deferred income tax recovery (expense)	27	18	6	3	22	76	—	58	134
Other	(20)	(18)	(2)	(12)	(137)	(189)	1	(305)	(493)
Dividends on BEPC exchangeable shares(1)	—	—	—	—	(116)	(116)	—	—	(116)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(2,561)	(2,561)	—	—	(2,561)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(16)	—	(16)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	903	903
Net income (loss) attributable to the partnership	$198	$(12)	$18	$(15)	$(2,927)	$(2,738)	$—	$—	$(2,738)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $81 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.Total interest expense of $816 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

F - 40

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy Transition	Corporate	Total
Revenues	$1,043	$60	$64	$—	$1,167	$(52)	$2,111	$3,226
Other income	21	—	—	—	21	(1)	59	79
Direct operating costs	(374)	(22)	(34)	—	(430)	21	(644)	(1,053)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	32	—	32
Adjusted EBITDA	690	38	30	—	758	—	1,526
Management service costs	—	—	—	(78)	(78)	—	(31)	(109)
Interest expense	(150)	(16)	(10)	—	(176)	10	(535)	(701)
Current income taxes	(22)	(1)	(1)	—	(24)	—	(40)	(64)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(920)	(920)
Funds From Operations	518	21	19	(78)	480	—	—
Depreciation	(241)	(39)	(21)	—	(301)	10	(692)	(983)
Foreign exchange and financial instrument gain (loss)	10	—	—	—	10	—	(5)	5
Deferred income tax recovery (expense)	(11)	5	—	—	(6)	—	3	(3)
Other	(23)	6	(1)	—	(18)	—	(179)	(197)
Share of earnings from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Net income attributable to non-controlling interests	—	—	—	—	—	—	873	873
Net income (loss) attributable to the partnership	$253	$(7)	$(3)	$(78)	$165	$—	$—	$165
(1)Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $47 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

F - 41

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy Transition	Corporate	Total
Revenues	$979	$70	$71	$—	$1,120	$(58)	$1,917	$2,979
Other income	12	1	(3)	—	10	—	31	41
Direct operating costs	(374)	(22)	(31)	—	(427)	21	(647)	(1,053)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	37	—	37
Adjusted EBITDA	617	49	37	—	703	—	1,301
Management service costs	—	—	—	(53)	(53)	—	(18)	(71)
Interest expense	(163)	(17)	(12)	—	(192)	11	(489)	(670)
Current income taxes	(13)	(1)	—	—	(14)	—	(14)	(28)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(11)	—	(11)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(780)	(780)
Funds From Operations	441	31	25	(53)	444	—	—
Depreciation	(278)	(35)	(23)	—	(336)	10	(536)	(862)
Foreign exchange and financial instrument gain (loss)	(10)	—	1	—	(9)	(1)	67	57
Deferred income tax recovery (expense)	(6)	2	—	—	(4)	—	344	340
Other	(27)	3	1	—	(23)	—	(149)	(172)
Share of earnings from equity-accounted investments	—	—	—	—	—	(9)	—	(9)
Net income attributable to non-controlling interests	—	—	—	—	—	—	274	274
Net income (loss) attributable to the partnership	$120	$1	$4	$(53)	$72	$—	$—	$72
(1)Share of earnings from equity-accounted investments of $17 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $506 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

F - 42

The following table presents information on a segmented basis about certain items in the company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Energy Transition	Corporate	Total
As at December 31, 2020
Cash and cash equivalents	$32	$42	$39	$21	$—	$134	$(3)	$224	$355
Property, plant and equipment, at fair value	11,542	2,093	1,709	1,151	—	16,495	(517)	20,119	36,097
Total assets	12,414	2,329	1,867	1,207	9	17,826	(173)	21,820	39,473
Total borrowings	2,690	1,043	1,302	488	—	5,523	(164)	7,463	12,822
Other liabilities	2,844	396	200	108	7,577	11,125	(10)	3,811	14,926
For the year ended December 31, 2020
Additions to property, plant and equipment(1)	349	37	70	17	—	473	(9)	401	865
As at December 31, 2019
Cash and cash equivalents	$21	$3	$—	$1	$—	$25	$(1)	$280	$304
Property, plant and equipment, at fair value	10,490	649	—	596	—	11,735	(517)	21,429	32,647
Total assets	11,197	672	—	633	—	12,502	(204)	23,459	35,757
Total borrowings	2,447	238	—	174	—	2,859	(168)	9,267	11,958
Other liabilities	2,016	105	—	40	—	2,161	(39)	3,803	5,925
For the year ended December 31, 2019
Additions to property, plant and equipment	117	7	—	18	—	142	(12)	301	431
(1)The company exercised the option to buyout the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

F - 43

Geographical Information
The following table presents consolidated revenue split by technology for the year ended December 31:

(MILLIONS)	2020	2019	2018
Hydroelectric	$1,778	$2,076	$1,989
Wind	581	571	689
Solar	698	545	273
Energy transition	30	34	28
	$3,087	$3,226	$2,979
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2020	December 31, 2019
North America	$21,242	$19,643
Colombia	8,150	7,353
Brazil	2,711	2,897
Europe	4,366	3,114
	$36,469	$33,007

6. DIRECT OPERATING COSTS
The company’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2020	2019	2018
Operations, maintenance and administration		$(547)	$(571)	$(601)
Water royalties, property taxes and other		(159)	(155)	(132)
Fuel and power purchases(1)		(338)	(301)	(281)
Energy marketing & other services	26	(17)	(26)	(39)
		$(1,061)	$(1,053)	$(1,053)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
7. OTHER
The company’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2020	2019	2018
Transaction costs		$(12)	$(6)	$(15)
Change in fair value of property, plant and equipment		(43)	(49)	(44)
Loss on debt extinguishment		—	(23)	(25)
Amortization of service concession assets		(8)	(20)	(9)
Legal provisions	25	(231)	—	—
Share-settlement liability		(158)	—	—
Other		(41)	(99)	(79)
		$(493)	$(197)	$(172)

F - 44

8. FOREIGN CURRENCY TRANSLATION
The company’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2020	2019	2018
Foreign currency translation on:
Property, plant and equipment, at fair value	10	$(624)	$(174)	$(915)
Borrowings	12	(87)	25	262
Deferred income tax liabilities and assets	9	60	19	101
Other assets and liabilities		(41)	(8)	(112)
		$(692)	$(138)	$(664)
9. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2020	2019	2018
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(61)	$(64)	$(28)
Deferred taxes
Origination and reversal of temporary differences	104	42	15
Relating to change in tax rates / imposition of new tax laws	(7)	1	94
Relating to unrecognized temporary differences and tax losses	37	(46)	231
	134	(3)	340
Total income tax recovery (expense)	$73	$(67)	$312
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2020	2019	2018
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$13	$5	$(2)
Other	(3)	—	—
Revaluation surplus
Origination and reversal of temporary differences	(828)	(388)	(1,091)
Relating to changes in tax rates / imposition of new tax laws	—	—	54
	$(818)	$(383)	$(1,039)

F - 45

The company’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2020	2019	2018
Statutory income tax (expense) recovery(1)	$809	$(80)	$(78)
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	37	(46)	231
Differences between statutory rate and future tax rate	(7)	1	94
Subsidiaries’ income taxed at different rates	10	54	63
Non-deductible expenses	(763)	—	—
Other	(13)	4	2
Effective income tax recovery (expense)	$73	$(67)	$312
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of the company’s subsidiaries using the domestic rate in each tax jurisdiction.
The company’s effective income tax rate was 2.5% for the year ended December 31, 2020 (2019: 24.0% and 2018: (117.3%)). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized, non-deductible expenses, and non-controlling interests’ income not subject to tax.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2020	2019	2018
Less than four years	$—	$—	$—
Thereafter	139	286	109
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2018	$346	$(2,786)	$(2,440)
Recognized in net income (loss)	276	64	340
Recognized in equity	—	(1,039)	(1,039)
Business combination	—	(172)	(172)
Foreign exchange	—	101	101
As at December 31, 2018	622	(3,832)	(3,210)
Recognized in net income (loss)	16	(19)	(3)
Recognized in equity	—	(383)	(383)
Business combination	—	(9)	(9)
Foreign exchange	—	19	19
As at December 31, 2019	638	(4,224)	(3,586)
Recognized in net income (loss)	255	(121)	134
Recognized in equity	(52)	(766)	(818)
Business combination	30	20	50
Foreign exchange	(2)	62	60
As at December 31, 2020	$869	$(5,029)	$(4,160)
The deferred income tax liabilities include $3,516 million (2019: $2,755 million and 2018: $2,362 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

F - 46

The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $2,633 million (2019: $3,392 million and 2018: $3,293 million).

10. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2018		$19,798	$6,137	$4,229	$257	$30,421
IFRS 16 adoption		60	182	100	2	344
Additions		140	9	278	4	431
Acquisitions through business combinations	3	—	—	753	—	753
Items recognized through OCI:
Change in fair value		1,336	348	241	(4)	1,921
Foreign exchange	8	(137)	(24)	(6)	(7)	(174)
Items recognized through net income:
Change in fair value		(13)	(21)	(31)	(1)	(66)
Depreciation		(419)	(291)	(256)	(17)	(983)
As at December 31, 2019		20,765	6,340	5,308	234	32,647
Additions		445	153	266	1	865
Acquisitions through business combinations	3	—	—	661	—	661
Items recognized through OCI:
Change in fair value		2,840	292	563	(21)	3,674
Foreign exchange	8	(808)	(87)	315	(44)	(624)
Items recognized through net income:
Change in fair value		7	(7)	(53)	(8)	(61)
Depreciation		(403)	(375)	(274)	(13)	(1,065)
As at December 31, 2020(3)		$22,846	$6,316	$6,786	$149	$36,097
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $452 million (2019: $187 million).
(3)Includes right-of-use assets not subject to revaluation of $55 million (2019: $50 million) in hydroelectric, $159 million (2019: $177 million) in wind, $149 million (2019: $131 million) in solar and $2 million (2019: $2 million) in other.
The fair value of the company's property, plant and equipment is calculated as described in Notes 1(i) – Property, plant and equipment and revaluation method and 1(s)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(t)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. The company has classified its property, plant and equipment under level 3 of the fair value hierarchy.

F - 47

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate(1)
Contracted	3.8% - 4.5%	4.1% - 4.9%	8.1%	9.0%	7.3%	8.2%	3.6%	4.0%
Uncontracted	5.1% - 6.0%	5.4% - 6.4%	9.4%	10.3%	8.6%	9.5%	3.6%	4.0%
Terminal capitalization rate(2)	6.2%	6.7%	8.9%	9.8%	N/A	N/A	N/A	N/A
Exit date(3)	2041	2040	2040	2039	2050	2049	2036	2035
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States and Colombia.
(3)For hydroelectric assets, exit date refers to the valuation date of the terminal value.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2020
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(860)	$(230)	$(50)	$(70)	$(1,210)
25 bps decrease in discount rates	940	310	50	80	1,380
5% increase in future energy prices	710	430	70	—	1,210
5% decrease in future energy prices	(710)	(430)	(70)	—	(1,210)
25 bps increase in terminal capitalization rate	(180)	(60)	—	—	(240)
25 bps decrease in terminal capitalization rate	190	60	—	—	250

	2019
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(740)	$(190)	$(80)	$(50)	$(1,060)
25 bps decrease in discount rates	750	250	50	50	1,100
5% increase in future energy prices	670	400	70	—	1,140
5% decrease in future energy prices	(670)	(400)	(70)	—	(1,140)
25 bps increase in terminal capitalization rate	(120)	(40)	—	—	(160)
25 bps decrease in terminal capitalization rate	130	40	—	—	170
Terminal values are included in the valuation of hydroelectric assets in the United States and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2020, including a one-time 30-year renewal for applicable hydroelectric assets, is 32 years (2019: 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2020:

	North America	Colombia	Brazil	Europe
1 - 5 years	62%	49%	73%	100%
6 - 10 years	55%	5%	53%	93%
11 - 20 years	31%	0%	29%	63%

F - 48

The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$88	COP	220,000	R$	294	€181
11 - 20 years	80		N/A	389		256
(1)Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$68	COP	265,000	R$	245	€45
11 - 20 years	117		384,000	322		42
(1)Assumes nominal prices based on weighted-average generation.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2024 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $191 million (2019: $170 million).
Had the company’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2020	2019
Hydroelectric	$10,156	$10,436
Wind	5,015	5,057
Solar	5,419	4,623
Other(1)	174	231
	$20,764	$20,347
(1)Includes biomass and cogeneration.
11. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2018	$261
Amortization(1)	(20)
Balance, as at December 31, 2019	241
Amortization(1)	(8)
Balance, as at December 31, 2020	$233
(1)Included in Other within the consolidated statements of income (loss).
Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in Latin America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE - Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.
The company's service concession assets operate as authorizations that expire between 2031 and 2038. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, the company recognized $35 million of revenue for the year ended December 31, 2020 (2019: $36 million and 2018: $23 million).

F - 49

12. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”). The company uses interest rate swap agreements in the United States to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at December 31, 2020, none of the company’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric	4.9	8	$5,412	$6,108	6.1	9	$5,153	$5,525
Wind	3.8	10	3,041	3,428	4.1	10	2,982	3,095
Solar	3.4	12	3,480	4,038	5.0	12	2,813	2,953
Energy transition	3.8	12	926	1,021	4.0	5	1,012	1,031
Total	4.1	10	12,859	$14,595	5.2	10	11,960	$12,604
Add: Unamortized premiums(1)			56				84
Less: Unamortized financing fees(1)			(93)				(86)
Less: Current portion			(886)				(605)
			$11,936				$11,353
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Future repayments of the company’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2021	2022	2023	2024	2025	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$213	$526	$381	$380	$363	$3,549	$5,412
Wind	207	207	423	180	180	1,844	3,041
Solar	397	161	468	164	170	2,120	3,480
Energy transition	69	63	146	43	37	568	926
	$886	$957	$1,418	$767	$750	$8,081	$12,859

F - 50

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2020	2019
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(86)	$(66)
Additional financing fees	(15)	(27)
Amortization of financing fees	5	5
Foreign exchange translation and other	3	2
Unamortized financing fees, end of year	$(93)	$(86)
In March 2020, the company completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, the company completed a financing totaling $246 million associated with a wind portfolio in the United States. The debt bears interest at a fixed rate of 3.28% and matures in 2037.
In May 2020, the company completed a bridge financing totaling R$250 million ($46 million) associated with a solar development project in Brazil. The loan bears a variable interest rate at the applicable rate plus 3.15% and matures in 2021.
In June 2020, the company completed a refinancing of €463 million ($517 million) associated with a solar portfolio in Spain. The debt is comprised both fixed and variable interest rate tranches and bears an average interest rate of 2.66%. The debt matures in 2037.
In August 2020, the company completed a bond financing associated with the Colombian business totaling COP 450 billion ($120 million). The bonds are comprised of a fixed rate bond bearing interest at 6.26% and matures in 2028 and a variable rate bond bearing interest at the applicable base plus 3.9% and matures in 2045.
In September 2020, the company completed a refinancing of $296 million associated with a solar portfolio in the United States. The debt bears interest at a fixed rate of 3.38% of the applicable base rate and matures in 2043.
In November 2020, Brookfield Renewable completed a financing of $560 million associated with a lease buyout in the United States. The debt bears interest at a fixed rate of 4% and matures in 2029.
In November 2020, Brookfield Renewable completed a financing of $189 million associated with a solar portfolio in the United States. The loan bears a variable interest at the applicable rate plus 1.60% and matures in 2027.
In December 2020, Brookfield Renewable completed an up-financing in Brazil of R$120 million ($23 million) associated with a mixed technology portfolio in Brazil. The loan bears variable interest at the applicable rate plus 3.60% and mature in 2023.
In December 2020, Brookfield Renewable completed a financing of $43.5 million associated with a repowering project in the United States. The loan bears variable interest at the applicable rate plus 1.4% and matures in 2023.
In December 2020, Brookfield Renewable completed a refinancing of R$330 million ($65 million) associated with a hydroelectric facility in Brazil. The loan bears variable interest at the applicable rate plus 2.9% and mature in 2027.
In December 2020, Brookfield Renewable completed an up-financing of €110 million ($130 million) associated with a Solar portfolio in Spain. The loan bears a fixed rate interest of 2.1% and matures in 2040.

F - 51

Supplemental Information
The following table outlines changes in the company's borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities	Non-cash
			Acquisition	Other(1)(2)	December 31
2020
Non-recourse borrowings	$11,958	37	475	352	$12,822
2019
Non-recourse borrowings	$11,372	610	—	(24)	$11,958
(1)Includes foreign exchange and amortization of unamortized premium and financing fees.
(2)Includes a $247 million adjustment related to the buyout of the lease on a 192 MW hydroelectric facility in Louisiana.

13. NON-CONTROLLING INTERESTS
The company’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2020	2019
Participating non-controlling interests – in operating subsidiaries	$10,290	$10,258
Participating non-controlling interests – in a holding subsidiary held by the partnership	258	268
	$10,548	$10,526

F - 52

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2017	$850	$1,499	$1,643	$—	$1,701	$9	$134	$876	$158	$6,870
Net income	1	12	161	—	174	1	14	136	3	502
Other comprehensive income	66	234	809	—	504	5	(18)	549	7	2,156
Capital contributions	—	—	230	—	—	—	—	420	—	650
Dividends declared and return of capital	(17)	(58)	(163)	—	(167)	—	(6)	(88)	(10)	(509)
Other	—	8	(13)	—	—	—	—	2	—	(3)
As at December 31, 2018	900	1,695	2,667	—	2,212	15	124	1,895	158	9,666
Net income (loss)	—	—	—	—	154	1	17	(135)	(1)	36
Other comprehensive income	46	114	324	—	266	2	(41)	200	1	912
Capital contributions	—	2	—	—	—	(2)	—	292	2	294
Dividends declared and return of capital	(24)	(57)	(180)	—	(259)	(1)	(11)	(121)	(20)	(673)
Other	—	2	23	—	2	(2)	—	(2)	—	23
As at December 31, 2019	922	1,756	2,834	—	2,375	13	89	2,129	140	10,258
Net income (loss)	(13)	(17)	(64)	1	130	—	16	(142)	(3)	(92)
Other comprehensive income	100	189	528	2	325	2	27	176	33	1,382
Capital contributions	—	4	—	71	—	—	—	—	261	336
Return of capital	—	—	(41)	—	—	—	—	(41)	—	(82)
Dividends declared	(8)	(29)	(139)	—	(180)	—	(35)	(86)	(36)	(513)
Special distribution/TerraForm Power acquisition	—	—	—	—	—	—	—	(1,026)	—	(1,026)
Other	1	(1)	(36)	—	—	(1)	—	(49)	113	27
As at December 31, 2020	$1,002	$1,902	$3,082	$74	$2,650	$14	$97	$961	$508	$10,290
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	21% - 30%

F - 53

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to the company:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Isagen (2)	The Catalyst Group	TerraForm Power(3)	Other	Total
Interests held by third parties	75% - 80%	43% - 60%	71%	75%	76%	25%	66%	21% - 30%
Place of business	North America, Brazil	North America, Brazil	North America	Brazil	Colombia	North America	North America, South America, Europe	North America, Brazil
Year ended December 31, 2018:
Revenue	$157	$322	$58	$—	$896	$142	$815	$15	$2,405
Net income	2	21	12	—	331	56	215	(1)	636
Total comprehensive income (loss)	95	445	416	—	1,290	(16)	1,063	19	3,312
Net income allocated to non-controlling interests	1	12	8	—	251	14	215	1	502
Year ended December 31, 2019:
Revenue	$155	$331	$46	$—	$971	$145	$991	$24	$2,663
Net income (loss)	2	2	(1)	—	293	67	(205)	7	165
Total comprehensive income (loss)	61	282	155	—	1,007	(99)	90	9	1,505
Net income (loss) allocated to non-controlling interests	—	—	1	—	220	17	(205)	3	36
As at December 31, 2019:
Property, plant and equipment, at fair value	$1,713	$4,619	$1,468	$—	$7,352	$696	$10,350	$141	$26,339
Total assets	1,754	4,746	1,478	—	8,403	794	11,420	147	28,742
Total borrowings	509	1,399	346	—	1,865	325	6,297	40	10,781
Total liabilities	569	1,565	352	—	3,928	342	8,155	59	14,970
Carrying value of non-controlling interests	922	1,756	806	—	3,395	89	3,265	25	10,258
Year ended December 31, 2020:
Revenue	$137	$261	$41	$5	$874	$141	$1,161	$15	$2,635
Net income (loss)	(15)	(29)	(11)	1	258	65	(360)	4	(87)
Total comprehensive income (loss)	109	329	287	4	877	173	238	—	2,017
Net income allocated to non-controlling interests	(13)	(17)	(8)	1	195	16	(268)	2	(92)
As at December 31, 2020:
Property, plant and equipment, at fair value	$1,785	$4,837	$1,745	$172	$8,150	$1,037	$11,606	$134	$29,466
Total assets	1,833	4,968	1,754	212	9,130	1,045	12,767	140	31,849
Total borrowings	483	1,356	346	64	1,822	549	6,890	41	11,551
Total liabilities	550	1,509	350	113	4,131	557	9,365	57	16,632
Carrying value of non-controlling interests	1,002	1,902	1,003	74	3,794	97	2,395	23	10,290
(1)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(2)The total third parties ownership interest in Isagen as of December 31, 2020 was 75.9% and comprised of Brookfield Infrastructure Fund III: 23.0%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.3%.
(3)The total third parties ownership interest in TerraForm Power as of December 31, 2020 was 65.6% and comprised of Brookfield Infrastructure Fund III: 32.8% and the remainder is held by the partnership.

F - 54

On June 11, 2018, a subsidiary of Brookfield Renewable purchased 60,975,609 shares of TerraForm Power's common stock at a price per share of $10.66 in a private placement (“2018 Private Placement”). Immediately upon completion of the 2018 Private Placement, Brookfield and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.
On August 3, 2018, TerraForm Power issued 80,084 shares of its common stock to a controlled affiliate of Brookfield Renewable and shareholder of Terraform Power in connection with the net losses incurred as a result of the final resolution of a securities class action under federal securities law. Immediately upon completion of this issuance, Brookfield Renewable and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.
On October 8, 2019, a subsidiary of Brookfield Renewable purchased 2,981,514 shares of TerraForm Power's common stock at a price per share of $16.77 in a private placement (“2019 Private Placement”). This was completed concurrent with TerraForm Power registered public offering of $250 million. Upon completion of the public offering and the 2019 Private Placement, as of December 31, 2019, Brookfield Renewable and its institutional partners held an approximately 61.5% interest in TerraForm Power. The remaining approximately 38.5% ownership interest was held by TerraForm Power’s public shareholders.
On July 31, 2020, the company completed the TerraForm Power acquisition. See Note 1(d) – Acquisition of TerraForm Power for more details. As at December 31, 2020, TerraForm Power is 100% owned by Brookfield Renewable and its institutional partners.
The following table summarizes certain financial information regarding Participating non-controlling interests – in a holding subsidiary held by the partnership:

(MILLIONS)	2020	2019	2018
For the year ended December 31:
Revenue	$1,069	$1,303	$1,251
Net income	472	350	324
Comprehensive income	550	944	1,412
Net income allocated to participating non-controlling interests – in a holding subsidiary held by the partnership	11	11	4
As at December 31:
Property, plant and equipment, at fair value	$9,801	$10,213
Total assets	11,527	11,567
Total borrowings	2,440	2,641
Total liabilities	4,968	4,971
Carrying value of participating non-controlling interests – in a holding subsidiary held by the partnership	258	268

F - 55

14. BEPC EXCHAGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
On December 11, 2020, the company completed the three-for-two Share Split of its outstanding BEPC exchangeable shares by way of a subdivision of shares, whereby shareholders received an additional one-half of a BEPC exchangeable share for each BEPC exchangeable share held, resulting in the issuance of 57.4 million BEPC exchangeable shares. The BEPC class B shares and BEPC class C shares were concurrently split to reflect the Share Split, resulting in the issuance of 55 BEPC class B shares and 63.2 million BEPC class C shares. All share count and per share disclosures are presented on a post-split basis.
The BEPC exchangeable shares and the BEPC class B shares are classified as liabilities due to their exchange and cash redemption features. The BEPC exchangeable shares and the BEPC class B shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable shares and the BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2020, the BEPC exchangeable shares and the BEPC class B shares were remeasured to $43.15 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the consolidated statements of income (loss). During the year ended December 31, 2020, our shareholders exchanged 136,520 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of $4 million to our financial liability. The company paid dividends of $100 million on its BEPC exchangeable shares outstanding during the year ended December 31, 2020. Dividends on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable shares and BEPC class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (shares)	BEPC class B shares outstanding (shares)	BEP unit price ($)	BEPC exchangeable shares and BEPC class B shares ($ million)
As at December 31, 2019:	—	—	$—	$—
Share issuance	172,316,937	165	28.28	4,873
Share exchanges(1)	(136,520)	—	30.83	(4)
Remeasurement of liability	—	—	—	2,561
As at December 31, 2020:	172,180,417	165	$43.15	$7,430
(1)The unit price reflected here represents the weighted-average price of the BEP units exchanged during the period and is calculated based on the NYSE closing price per unit on the date of exchange.
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at December 31, 2020.
In December 2020, the company entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2021, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2020.

F - 56

15. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2018		$948
Foreign exchange and other(1)		1
Balance, as at December 31, 2019		949
Acquired through acquisition	3	41
Foreign exchange		(20)
Balance, as at December 31, 2020(2)		$970
(1)Represents adjustments to the purchase price allocation of the assets acquired and liabilities assumed from the Saeta acquisition.
(2)Includes goodwill of $784 million (2019: $821 million) in the hydroelectric segment, $72 million (2019: $66 million) in the wind segment and $114 million (2019: $62 million) in the solar segment.
The goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, the company removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As at December 31, 2020, we performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill relating to the wind and solar segments is not significant compared to the total balance as at December 31, 2020 and no impairment of the goodwill was recorded during the year.
16. CAPITAL MANAGEMENT
The company’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions. The company’s capital is monitored through the debt-to-total capitalization ratio on a consolidated basis. As at December 31, 2020 this ratio was 36% (2019: 36%).
Subsidiaries of the company have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt-service coverage. Certain lenders have also put in place requirements that oblige the company and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to the company, as well as repayment of outstanding debt.

F - 57

The company’s strategy is to maintain the measures set out in the following schedule as at December 31:

(MILLIONS)	2020	2019
Non-recourse borrowings(1)	$12,859	$11,960

Deferred income tax liabilities, net(2)	4,160	3,586
BEPC exchangeable and class B shares	7,430	—
Equity
Participating non-controlling interest – in operating subsidiaries	10,290	10,258
Participating non-controlling interest – in a holding subsidiary held by Brookfield Renewable	258	268
The partnership	1,177	7,348
Total capitalization	$36,174	$33,420
Debt-to-total capitalization	36%	36%
(1)Excludes $37 million (2019: $2 million) of deferred financing fees, net of unamortized premiums.
(2)Deferred income tax liabilities less deferred income tax assets.

17. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments:

(MILLIONS)	2020	2019	2018
Balance, beginning of year	$360	$304	$184
Investment	—	—	13
Share of net (loss) income	(4)	12	17
Share of other comprehensive income	26	51	97
Dividends received	(3)	(7)	(3)
Foreign exchange translation and other	(7)	—	(4)
Balance, end of year	$372	$360	$304
18. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2020	2019
Cash	$347	$282
Short-term deposits	8	22
	$355	$304
19. RESTRICTED CASH
The company’s restricted cash as at December 31 is as follows:

(MILLIONS)	2020	2019
Operations	$123	$125
Credit obligations	72	119
Capital expenditures and development projects	34	21
Total	229	265
Less: non-current	(75)	(104)
Current	$154	$161

F - 58

20. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2020	2019
Trade receivables	$471	$453
Prepaids and others	45	63
Inventory	22	37
Income tax receivables	5	37
Other short-term receivables	80	85
	$623	$675
As at December 31, 2020, 95% (2019: 81%) of trade receivables were current. The company does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2020 and 2019 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
21. OTHER LONG-TERM ASSETS
The company’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2020	2019
Restricted cash	19	$75	$104
Non-current receivables		28	10
Due from related parties	26	2	7
Other		4	13
		$109	$134
At December 31, 2020 and 2019, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
22. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2020	2019
Accounts payable	$114	$118
Operating accrued liabilities	203	218
Interest payable on non-recourse borrowings	65	65
BEPC exchangeable shares distributions payable (1)	11	—
Current portion of lease liabilities	30	18
Other	27	24
	$450	$443
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.

F - 59

23. PROVISIONS
The following table presents the change in the decommissioning liabilities for the company:

(MILLIONS)	2020	2019
Balance, beginning of the year	$442	$341
Acquisitions through business combinations	23	33
Reduction arising from payments/derecognition	—	(1)
Accretion	13	15
Changes in estimates	80	55
Foreign exchange	9	(1)
Balance, end of the year	$567	$442
The company has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2031 to 2054. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 25 – Commitments, contingencies and guarantees.
24. OTHER LONG-TERM LIABILITIES
The company’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Note	2020	2019
Lease liabilities		$362	$327
Pension obligations		75	77
Concession payment liability		11	13
Due to related parties	26	1	2
Other		82	128
		$531	$547
25. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2020, the company had $491 million (2019: $36 million) of capital expenditure commitments outstanding, of which $340 million is payable in less than one year, and $146 million in two years, and $5 million thereafter.
The company, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW development wind portfolio in Brazil. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
The company, alongside institutional partners, entered into a commitment to investment $700 million to acquire an 845 MW wind portfolio in United States. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with the company expected to hold a 25% interest.

F - 60

The company, alongside institutional partners, entered into a commitment to invest approximately $810 million to acquire a distributed generation development platform comprising 360 MW of operating and under construction assets across nearly 600 sites throughout the United States and 700 MW of development assets. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with the company expected to hold a 24% interest.
Subsequent to year-end, the company, alongside institutional partners, entered into a commitment to invest COP 411 billion ($111 million) to acquire a 40 MW hydroelectric portfolio in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with the company expected to hold a 24% interest.
Subsequent to year-end, the company, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with the company expected to hold a 24% interest.
Contingencies
Our company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on our company’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016, of which a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. While we have appealed the ruling, we cannot predict with certainty the ultimate resolution of the appeal or any other proceedings brought in connection with these claims. In connection to this matter, the company has recognized a provision of $231 million on its consolidated statement of financial position. A partially-owned subsidiary of the partnership and shareholder of TerraForm Power is contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation, which may result in an immaterial dilution of Brookfield Renewable’s interest in TerraForm Power. Refer to Note 26 – Related party transactions for additional information.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company's subsidiaries as at December 31, 2020 were $687 million (2019: $639 million).
Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be

F - 61

required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two subsidiaries of the company fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, (iv) the obligations of Brookfield Renewable under its bilateral credit facilities and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

26. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount and are primarily with the partnership and Brookfield.
In addition to the related party agreements disclosed in Note 1 – Basis of preparation and significant accounting policies, the company has entered into other related party agreements described below.
Management Agreements
Master Services Agreement
Since inception, our parent company has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield Asset Management. The Master Services Agreement was amended in connection with the completion of the special distribution to include BEPC as a service recipient.
The company’s consolidated financial statements include general corporate expenses of the partnership which were not historically allocated to the company’s operations. These expenses relate to management fees payable to Brookfield Asset Management and direct operating costs incurred by a subsidiary of the partnership. These allocated expenses have been included as appropriate in the company’s consolidated statements of income (loss). Key decision makers of the company are employees of the ultimate parent company who provide management services under the company’s Master Services Agreement. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect the company’s consolidated results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013)(the “Base Management Fee”). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC's proportionate share of the Base Management Fee. The company's proportionate share of the Base Management Fee will be calculated on the basis of the value of the company's business relative to that of the partnership.

F - 62

Relationship Agreement
Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis. The company, being a controlled subsidiary of Brookfield Renewable is entitled to the benefits and subject to certain obligations under the Relationship Agreement.
TERP Brookfield Master Services Agreement
TerraForm Power was party to a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield and certain of its affiliates, dated as of October 16, 2017. Pursuant to the TERP Brookfield Master Services Agreement, TerraForm Power paid management service costs on a quarterly basis calculated as follows:
•For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;
•For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and
•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter was a negative number, then the market capitalization value increase was deemed to be zero. TerraForm Power’s management service costs have been included in the company’s consolidated statements of income (loss) based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition.
Governance Agreement
TerraForm Power was party to a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings and any controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Asset Management that owned voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of Brookfield and TerraForm Power and its controlled affiliates.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated after the completion of the TerraForm Power acquisition.
Power Services Agreements
Energy Marketing Internalization
In 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into the partnership. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to the

F - 63

partnership, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization also included the transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.
The Energy Marketing Internalization was completed during the third quarter of 2019. The Power Agency Agreements, Energy Marketing Agreement and certain revenue agreements discussed below were transferred by Brookfield to the partnership in connection to the Energy Marketing Internalization.
Power Agency Agreements
Certain subsidiaries of the company entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to the partnership.
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to the company. Under this Agreement, the company paid an annual energy marketing fee commensurate to the services received. See Note 6 – Direct operating costs. On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to the partnership.
Other Agreements
Energy Revenue Agreement
In 2011, an agreement was entered into between Brookfield and several entities in the United States owned by the company. Brookfield supported the price that the company receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. In 2018, the parties entered into a further agreement which effectively amends the term to automatically renew until 2046 and provides Brookfield the right to terminate the agreement in 2036.
Other Agreements
Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh, subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to the partnership.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to the company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.

F - 64

Sponsor Line Agreement
TerraForm Power entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”) on October 16, 2017. The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit to making LIBOR loans to the company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). TerraForm Power may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the company is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
TerraForm Power is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances,TerraForm Power may be required to prepay amounts outstanding under the Sponsor Line.
During the year ended December 31, 2018, TerraForm Power made two draws on the Sponsor Line totaling $86 million that were used to fund part of the purchase price of the acquisition of Saeta and repaid such amounts in full. As of December 31, 2020, and December 31, 2019, respectively, there were no amounts drawn under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield, which governed certain aspects of the relationship between Brookfield and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield agreed that TerraForm Power will serve as the primary vehicle through which Brookfield and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield during the years ended December 31, 2020, 2019 and 2018.
The TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition.
TERP Registration Rights Agreement
TerraForm Power also entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and Brookfield and its affiliates, on the other hand, with respect to the registration for resale of all or a part of TerraForm Power's common stock held by Brookfield or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.
The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition.
New Terra LLC Agreement
TerraForm Power and BRE Delaware Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra

F - 65

LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TerraForm Power's common stock and a second distribution threshold of $1.05 per share of TerraForm Power's common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC were to be distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power's common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power's common stock) if such amount were distributed to all holders of shares of TerraForm Power's common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power's common stock) if such amount were distributed to all holders of shares of TerraForm Power's common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the years ended December 31, 2020, 2019 and 2018.
The New Terra LLC Agreement was amended upon the completion of the TerraForm Power acquisition to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit Facilties
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2020, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management.
The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2020	2019	2018
Revenues
Power purchase and revenue agreements	$361	$387	$300

Direct operating costs
Energy purchases	$(10)	$(10)	$(11)
Energy marketing & other services	(17)	(26)	(39)
Insurance expense(1)	(21)	(18)	(17)
	$(48)	$(54)	$(67)
Interest expense
Borrowings	$(1)	$(4)	$(9)
Management service costs
Management service agreement	$(152)	$(109)	$(71)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of the company. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2020 were nil (2019: less than $1 million and 2018: less than $1 million). Beginning in 2020, insurance services are paid for directly to external insurance providers.

F - 66

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2020	2019
Current assets
Due from related parties
Amounts due from	Brookfield	$13	$20
	The partnership	392	156
	Equity-accounted investments and other	7	6
		$412	$182
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$2	$7

Current liabilities
Due to related parties
Amounts due to	Brookfield	$18	$19
	The partnership	513	179
	Equity-accounted investments and other	5	3
		$536	$201
Share-settlement liability(1)	The partnership	$158	$—
		$694	$201
Non-current liabilities
Due to related parties
Amounts due to	Equity-accounted investments and other	$1	$2
(1)Refer to Note 25 – Commitments, contingencies and guarantees for additional information on the company’s litigation matters.
Current assets
Amounts due from Brookfield and the partnership are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield and the partnership are unsecured, payable on demand and relate to recurring transactions.
27. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2020	2019	2018
Trade receivables and other current assets	$42	$(44)	$(20)
Accounts payable and accrued liabilities	8	(6)	—
Other assets and liabilities	(60)	26	(13)
	$(10)	$(24)	$(33)

F - 67