Form 20-F
period 2021-12-31
Brookfield Renewable Corp
filed 2022-03-01
CIK 1791863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
172,203,342 Class A Exchangeable Subordinate Voting Shares as of December 31, 2021
165 Class B Multiple Voting Shares as of December 31, 2021
189,600,000 Class C Non-Voting Shares as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2021. Unless the context requires otherwise, when used in this Form 20-F, the terms “our company”, “we”, “us” and “our” refer to Brookfield Renewable Corporation and its direct and indirect operating entities as a group; “Brookfield Renewable” and “our group”, refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F; “the partnership” refers, unless the context indicates or requires otherwise, to Brookfield Renewable and its controlled subsidiaries, excluding our company; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of our economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:
“2011 Bond Indenture” means the amended and restated indenture, dated as of November 23, 2011, among Canadian Finco. The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing the Canadian Bonds.
“2021 Bond Indenture” means the indenture, dated as of August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada.
“2021 Secondary Offering” means the secondary offering of 15,000,000 BEPC exchangeable shares by subsidiaries of BAM to a syndicate of underwriters, at a price of $51.50 per share, for gross proceeds to the selling securityholders of $772,500,000, which closed February 16, 2021.
“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we developed and/or we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
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
“BAM” means Brookfield Asset Management Inc.
“base management fee” has the meaning given to it under Item 6.A “Directors and Senior Management — The Master Services Agreement — Management Fee”.
“BCBCA” means the Business Corporations Act (British Columbia).
“BEM LP” means Brookfield Energy Marketing LP, an indirect wholly-owned subsidiary of Brookfield Asset Management.
“BEP” means, unless the context requires otherwise, Brookfield Renewable Partners L.P.
“BEP unit convertibles” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“BEP’s Annual Report” means BEP’s annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEP’s audited consolidated statements of financial position as of December 31, 2021 and December 31, 2020, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, together with the reports thereon of the independent registered public accounting firm and management’s discussion and analysis of BEP as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021.
“BEP’s general partner” means Brookfield Renewable Partners Limited, which serves as BEP’s general partner.

“BEP’s limited partnership agreement” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as amended from time to time.
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
“BRELP’s limited partnership agreement” means the fourth amended and restated limited partnership agreement of BRELP, dated December 30, 2020, as amended from time to time.
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
“BPUSHA” means Brookfield Power US Holding America Co.
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
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Asset Management.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.
“Canada SubCo” means BEP Subco Inc.
“Canadian Bonds” means all outstanding bonds issued by Canadian Finco pursuant to the Canadian Indentures.
“Canadian Finco” means Brookfield Renewable Partners ULC.
“Canadian Indentures” means the 2011 Bond Indenture and the 2021 Bond Indenture, as applicable.
“CDS” means CDS Clearing and Depository Services Inc.
“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of Brookfield Asset Management.
“chair” means the chairperson of the BEPC board.
“Class A Preference Shares” means BRP Equity’s Class A Preference Shares, issuable in series.
“Class A Preferred Units” means BEP’s Class A Preferred Limited Partnership Units, issuable in series.
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
“DG” means distributed generation.
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
“ETM” means Evolugen Trading and Marketing LP.
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
“GLPL” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.
“GW” means gigawatt.
“GWh” means gigawatt hour.
“Holding Entities” means LATAM Holdco, NA Holdco, Euro Holdco and Investco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement.
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
“MI 61-101” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“MPT” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.
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
“Perpetual Note Guarantees” means the guarantees granted by the Perpetual Note Guarantors in respect of the Perpetual Notes.
“Perpetual Note Guarantors” means, collectively, BEP, BRELP, LATAM Holdco, Euro Holdco, Investco and Canada SubCo.
“Perpetual Noteholders” means holders of Perpetual Notes.
“Perpetual Notes” means the Series 1 Perpetual Notes and the Series 2 Perpetual Notes issued by NA Holdco.
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
“SEDAR” means the System for Electronic Document Analysis and Retrieval administered by the Canadian Securities Administrators.
“Series 1 Perpetual Notes” means the 4.625% perpetual subordinated notes of NA Holdco issued on April 15, 2021.
“Series 2 Perpetual Notes” means the 4.875% perpetual subordinated notes of NA Holdco issued on December 9, 2021.

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
“Tax Act” means the Income Tax Act (Canada).
“TerraForm Power” or “TERP” means TerraForm Power, Inc. and as the context requires its successor entities.
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
“U.S.” or “United States” means the United States of America.
“U.S. GAAP” means generally accepted accounting principles in the United States that the SEC has identified as having substantial authoritative support, as supplemented by Regulation S-X under the Exchange Act, as amended from time to time.
“U.S. Holder” has the meaning given to it under Item 10.E “Taxation— Certain Material United States Federal Income Tax Considerations”.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities laws, concerning the business and operations of Brookfield Renewable (collectively referred to herein as “forward-looking statements”). Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital, future dividends and distributions made to holders of BEP units and BEPC exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•changes to resource availability, as a result of climate change or otherwise, at any of our group’s facilities;
•volatility in supply and demand in the energy markets;
•our group’s inability to re-negotiate or replace expiring PPAs on similar terms;
•an increase in the amount of uncontracted generation in our group’s portfolio;
•availability and access to interconnection facilities and transmission systems;
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
•the unavailability of necessary equipment, including spare parts and components required for project development or significant cost increases relating thereto;
•dam failures and the costs and potential liabilities associated with such failures;
•the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have;
•uninsurable losses and higher insurance premiums;

•changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate;
•force majeure events;
•adverse changes in currency exchange rates and our group’s inability to effectively manage foreign currency exposure;
•health, safety, security and environmental risks;
•energy marketing risks;
•the termination of, or a change to, the MRE balancing pool in Brazil;
•involvement in litigation and other disputes, and governmental and regulatory investigations;
•counterparties to our group’s contracts not fulfilling their obligations;
•the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success;
•foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets;
•our group’s operations being affected by local communities;
•our group’s reliance on computerized business systems, which could expose our group to cyber-attacks;
•newly developed technologies in which our group invests not performing as anticipated;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•labour disruptions and economically unfavorable collective bargaining agreements;
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
•changes to our group’s current business, including through future energy transition investments;
•our group’s inability to complete all or some of its capital recycling initiatives;
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
•our group does not have control over all of its operations or investments;
•political instability or changes in government policy;
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
•Brookfield acting in a way that is not in our group’s best interests or our shareholders;
•broader impact of climate change;
•failure of our group’s systems technology;
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
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this

Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Australian dollars, Brazilian reais, Euros, Colombian pesos, British pounds sterling and Chinese renminbi are identified as “C$”, “A$”, “R$”, “€”, “COP”, “£” and “CNY” respectively.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this Form 20-F also contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
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
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
Summary of Risk Factors
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report on Form 20-F for a more thorough description of these and other risks.
Risks Relating to Our Operations and the Renewable Power Industry
•Risks relating to resource availability, as a result of climate change or otherwise.
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
•Risks relating to equipment failure, equipment procurement and any loss of generating capacity and damage to the environment.
•Risks relating to developments associated with the COVID-19 pandemic.
•Risks relating to disputes, governmental and regulatory policies and investigations and possible litigation.
•Risks relating to our generating facilities being affected by local communities.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
•Risks relating to advances and investments in technology.
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
•Risks relating to changes to our business, including through future energy transition investments.
•Risks relating to our ability to complete all or some of our capital recycling initiatives.
•Risks relating to successful integration of new acquisitions.
•Risks relating to our ability to develop or find sites suitable for the development of greenfield power projects.
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements.
•Risks relating to political instability, changes in government policy, or unfamiliar cultural factors.

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
Risks Relating to Our Operations and the Renewable Power Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our facilities are correlated to the amount of electricity generated, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.

If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind, storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which our company operates and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, revenues and cash flow.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities and the power markets in which we operate. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; and political instability (such as conflict between Ukraine and Russia and the disruptive impact it might have on European natural markets).
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction or retirement of baseload generation capacity (e.g., the timelines associated with the gradual retirement of coal and nuclear capacity in certain markets), the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what appears to be an attractive price at the time of recontracting could, if power prices significantly rise over the PPA’s term, result in us having committed to sell power in the future at below then-market rates.

The amount of uncontracted generation in our portfolio may increase.
As at December 31, 2021, approximately 81% of our group’s generation (on a proportionate basis) is contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2020 and 2021, approximately 90% of our group’s generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our group’s portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time and could, in certain circumstances, have an adverse effect on our company’s business, financial condition, results of operations and cash flows.
The ability to deliver electricity to our various counterparties and buildout our development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to interconnect generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
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
The cost of operating our facilities or developing new facilities could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees and the cost of procuring materials, spare parts and services required for our operating and maintenance activities. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
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
Our generation assets may not perform as expected and may experience equipment failure.
Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets. Equipment failure at our generation assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. This could be on a large scale, such as a breach of a dam or the failure of a wind turbine tower, or a small scale, such as panels being blown off of a rooftop at one of our DG facilities (which tend to be located within population centers. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, and trackers for solar projects, turbines, towers and blades for wind projects, and transformers and generator components for hydroelectric projects, may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) lockdowns and workforce disruptions caused by the ongoing COVID-19 pandemic, (3) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (4) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.

The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, such failures could also result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact our facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
Developments associated with the COVID-19 pandemic could have an adverse effect on our group’s business.
The spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented measures to control the spread of the virus, including quarantines, social distancing protocols, “stay at home” orders, travel restrictions, business curtailments, school closures and other measures that restricted economic and social activity. Governments and central banks around the world also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these measures.
While our business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of the COVID-19 pandemic, we have not to date experienced the material impacts to our operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. At the outset of the pandemic we implemented a response plan to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities and these measure have to date been generally successful.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how COVID-19, including any responses to it, will impact the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are uncertain, evolving and difficult to predict, including, but not limited to, new information which may emerge concerning additional variants of COVID-19 that may be able to circumvent the protections afforded by existing vaccines and/or may be more transmissible (like the Omicron variant) or result in more severe sickness (like the Delta variant), additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the availability, pace of distribution and social acceptance of effective vaccines and of government efforts to slow the spread of COVID-19.
We may experience direct or indirect impacts from the pandemic, including delays in development or construction activities and contract counterparties failing to meet their obligations. The direct or indirect impacts of the pandemic going forward may also be different from those we currently face. For example, changing workforce patterns and tightening labor market conditions resulting from the pandemic could make it more difficult for us and the Service Provider to secure and retain talented professionals in our core markets. Similarly, supply chain constraints related to the pandemic and economic inflation resulting from government support for economies could result in higher costs for goods and services and adversely impact our business. Any such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows.
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
Energy marketing risks may have an adverse effect on our business.
Our energy marketing business involves the establishment of trading positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
Our trading positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.

Although we employ a number of risk management controls in order to limit exposure to risks arising from trading activities, we cannot guarantee that losses will not occur and such losses may be outside the parameters of our risk controls.
Our project level hedging activities may not adequately manage our exposure to commodity and financial risk, which could result in significant losses or require us to use cash collateral to meet margin requirements.
Certain of our power plants are party to financial swaps or other similarly structured project level hedging arrangements (“swaps”). We may also acquire additional assets with similar hedging arrangements in the future. Under the terms of such arrangements, power plants receive payments for specified quantities of electricity based on a fixed-price and are obligated to deliver (if physically settled) or pay (if financially settled) the counterparty the market price for the same quantities of electricity. Gains or losses under the swaps are designed to be offset by decreases or increases in a facility’s revenues from spot sales of electricity in liquid markets. However, the actual amount of electricity a facility generates from operations may be materially different from our estimates for a variety of reasons, including variable conditions and plant availability. If a plant does not generate the volume of electricity required by the associated contract, we could incur losses if electricity prices in the market rise substantially above the fixed-price provided for in the swap arrangement.
The MRE could be terminated or changed or our company’s reference amount revised downward.
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity it is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with installed capacity of over 50 MW is assessed every 5 years, according to the criteria of such regulation and can be adjusted positively or negatively. For plants with installed capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our company’s reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our company’s results of operations and cash flows.
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
Counterparties to our contracts may not fulfill their obligations.
If, for any reason, any of the purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.

This is also true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility scale customers and the collection of unpaid amounts may be more challenging given of the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the solar generation facility.
Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.
Our company’s business could be adversely affected if we are required to enforce contracts through the courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in court both time consuming and expensive. Such costs can be difficult to calculate with certainty. In certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights. Similarly, certain of our contract counterparties will be based, or their principal assets will be based, in jurisdictions where it may be difficult to enforce contracts or juridical or arbitral awards.
A significant portion of our current operations and related assets are subject to foreign laws and regulations, and we may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations our company is currently subject to.
A significant portion of our current operations and related assets are in Brazil and Colombia, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections.
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
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which they rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance, as does similar legislation in certain U.S. states in which we operate. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
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
Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
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
Performance of our company’s operating entities may be harmed by future labour disruptions and economically unfavorable collective bargaining agreements.
Certain of our company’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without labour disruptions or without agreeing to significant increases in labour or other related costs. In the event of a labour disruption such as a strike or lock-out, the ability of our company’s generation assets to generate electricity may be impaired and our results from operations and cash flow could be adversely affected.
Risks Relating to Financing
Our group's ability to finance its operations is subject to various risks relating to the state of capital markets.
Our group expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets could increase our group’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business. There is debt throughout our group's corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt and we have debt that is non-recourse to our company, including in certain of our Operating Entities that have limited recourse project level debt and certain of our portfolio companies like TerraForm Power and Isagen that have holding company level debt.. Our group's ability to obtain debt or equity financing to fund its growth, and our group's ability to refinance existing corporate and non-recourse indebtedness, is dependent on, among other factors, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our group's assets, future electricity market prices, the level of future interest rates, lenders’and investors’ assessment of our group's credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our group's ability to repay indebtedness prior to maturity without incurring penalties, which may limit our group's ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our group's ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our group's business, financial condition, results of operations and prospects may be adversely affected.
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
The credit rating assigned to BEP, BEPC or any of their respective subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our group's financial position and ability to raise capital and fund the growth of the business.
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
Many of our operating subsidiaries have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including to finance acquisitions. The total quantum of exposure to debt within our company is significant, and our company may become more leveraged in the future. Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that our company is unable to realize fair value for the assets in a sale.
Our company’s credit facilities also contain, and may contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions, or minimum amounts for interest coverage, Adjusted EBITDA, cash flow or net worth. If an event of default occurs, or a minimum covenant requirement is not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of new restrictions, including a prohibition on the payment of distributions to equity.
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
Our operations in the future may be different from our current business, including through future energy transition investments.
Our operations today include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia. We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our current investments in operating and development stage renewable power generation that have to date been our primary focus, including new investments in carbon capture and storage (“CCS”) projects, offshore wind generation projects, hydrogen and ammonia production projects, and investments focused on enhancing the energy efficiency of existing infrastructure.
In the future, we may invest in such energy transition investments if made by a Brookfield Infrastructure Fund or by Brookfield’s Global Transition Fund, and this could be true of other Brookfield Funds as well. Such energy transition investments may include businesses that at the time of the acquisition are relatively carbon-intensive, including power generation from thermal facilities (including coal), with the goal of transitioning them to a less carbon intensive model over time. The success of any such transition plan would depend on a number of factors outside of our control and even if successful, may still require the operation of carbon intensive and other non-renewable power generation assets for an extended period of time. Accordingly, the risks associated with our current operations may differ materially from those associated with our future operations.
Our group may not be able to complete all or some of its capital recycling initiatives, which could adversely impact our liquidity to fund future growth.
Our group occasionally seeks to recycle capital to fund future acquisitions and the development and construction of new facilities by selling certain assets. For example, in 2021, our group sold together with institutional partners, a 391 MW portfolio in the U.S. However, our group may not be able to complete all or some of its capital recycling initiatives on our desired timelines, at favorable prices or at all, which could result in less liquidity to fund future growth.
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
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which our company has little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise (see Item 4.B “Business Overview—Governmental, Legal and Arbitration Proceedings—Claim Relating to TerraForm Power’s First Wind Acquisition”); risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our group’s practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by our company and the partnership, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on Brookfield Renewable’s business, financial condition, and results of operations. In addition, if returns are lower than anticipated from new acquisitions, our group may not be able to achieve growth in its distributions in line with its stated goals and the market value of our group's securities may decline.
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
Our ability to develop an economically successful project, whether as a greenfield project or by way of a repowering of an existing project, is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labour or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labour disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labour and other expenses, and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
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
Some of our group’s investments and current operations are structured as joint ventures, partnerships and consortium arrangements, including its interest in Isagen, and our group intends to continue to operate in this manner in the future, which may reduce Brookfield’s and our group’s influence over our group’s operating subsidiaries and partners and may subject our group to additional obligations and risks.
Some of our group’s investments and current operations are structured as joint ventures, partnerships and consortium arrangements, including its interest in Isagen. An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industrywide trends that our group believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund its share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield.
While our group’s strategy is to structure these arrangements to afford our group certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although our company owns a controlling stake in the consortium’s interest in Isagen, the arrangements in place with the Brookfield Renewable consortium partners require that certain actions with respect to our investment in Isagen and our group’s influence over business operations require supermajority approval of the consortium. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including our group) meeting certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview—Current Operations—Colombia”. As a further example, when our group participates with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which may lead to the investment being sold prior to the date our group would otherwise choose. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which our group does not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our group’s interests. We also may make commitments to invest funds in support of the development or other activities of the applicable company that extend over time. Because our group may have a reduced level of influence over such operations, our group may not be able to realize some or all of the benefits that it believes will be created from our group’s and Brookfield’s involvement. If any of the foregoing were to occur, our group’s business, financial condition and results of operations could suffer as a result.
In addition, because some of our group’s transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, including its interest in Isagen, the sale or transfer of interests in some of our group’s operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when our group may not want them to be exercised and such rights may inhibit our group’s ability to sell its interest in an entity within our group’s desired time frame or on any other desired basis. In addition, some of our group’s development arrangements rely on activity by a third-party to advance certain of the projects in our group’s pipeline to different stages, which subjects us to the risk that these third parties will not perform to our expectations.
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions and political corruption. For example, in Europe the recent withdrawal of the U.K. from the E.U. and military tensions and conflict in Eastern Europe, including between the Ukraine and Russia, could contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services, and people and also have a destabilizing effect on European energy markets, as well as potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes could result in local, regional and/or global instability that could adversely impact our business. The materialization of one or more of these risks could negatively affect our financial performance.
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
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies. Investments in publicly traded securities are particularly subject to market volatility and market disruptions, and our investments in securities generally may be subject to changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
Risks Relating to Our Relationship with Brookfield and the Partnership
Brookfield exercises substantial influence over our group and it is highly dependent on the Service Providers.
As of the date of this Form 20-F, Brookfield, directly and indirectly, holds approximately 26% of the BEPC exchangeable shares. In addition, the partnership, which itself is controlled by Brookfield, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, Brookfield and the partnership collectively hold an approximate 81.5% voting interest in our company. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of BEP’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as its primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement its strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
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
As of the date of this Form 20-F, Brookfield owns, directly and indirectly, approximately 26% of the BEPC exchangeable shares, entitling it to the same dividends that other BEPC exchangeable shareholders will receive. In addition, the partnership owns all of the issued and outstanding BEPC class B shares, which represent a 75% voting interest in BEPC, and all of the issued and outstanding BEPC class C shares which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares and subject to the prior rights of holders of BEPC preferred shares. Together, Brookfield and the partnership hold an approximate 81.5% voting interest in our company.The partnership’s ownership of BEPC class C shares will entitle it to receive dividends as and when declared by our board of directors. Accordingly, Brookfield and the partnership’s ownership position of BEPC exchangeable shares and BEPC class C shares allows them to receive a substantial percentage of BEPC dividends. In addition, Brookfield may increase its ownership position in our company. Brookfield may purchase additional BEPC exchangeable shares in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of BEPC exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.

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
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield and the partnership, on the other hand. For example, our board of directors mirrors the board of the general partner of BEP, except for two additional non-overlapping board members that assists our company with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership. Mr. Carvalho Filho and Mr. MacEwen are currently the non-overlapping members of our board of directors. Mr. Carvalho Filho previously served on the board of directors of the general partner of BEP from 2013 until just prior to the completion of the special distribution. In certain instances, the interests of Brookfield or the partnership may differ from the interests of our company and our shareholders, including with respect to the types of acquisitions made, the timing and amount of dividends by our company, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our company and our shareholders.
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
Although the BEPC exchangeable shares are intended to provide an economic return that is equivalent to the BEP units, there can be no assurance that the market price of BEPC exchangeable shares will be equal to the market price of BEP units at any time. For example, using a volume-weighted average price for the 30 trading day period ending February 24, 2022, the prices per BEPC exchangeable share were $33.85 and C$42.92 on the NYSE and TSX, respectively, and the prices per BEP unit were $33.32 and C$42.22 on the NYSE and TSX, respectively. If our company redeems the BEPC exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the BEP units, holders will receive BEP units with a lower trading price. Factors that have and could cause differences in such market prices may include:
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
The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. These jurisdictions include Canada, the U.S., Brazil, the Republic of Ireland, the United Kingdom, Colombia, India and China. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the ability of BEP and BEPC to make distributions to LP Unitholders and holders of BEPC exchangeable shares, respectively. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
We may be exposed to transfer pricing risks.
To the extent that BEP, BEPC, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with other Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to LP Unitholders and holders of BEPC exchangeable shares could be reduced.

We believe that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.
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
If BEPC ceases to qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under the heading Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.
In general, there can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund corporations or otherwise respecting the treatment of our company will not be changed in a manner that adversely affects our shareholders, or that such tax laws will not be administered in a way that is less advantageous to our company or our shareholders.
General Risk Factors
Government policies providing incentives for clean energy could change at any time.
Development of new clean energy sources and the overall growth of the industry has generally been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives. The attractiveness of clean energy to purchasers of clean energy assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for clean energy could change or expire in a manner that adversely impacts the market more generally. Any political changes in the jurisdictions in which we operate may impact the competitiveness of clean energy generally and the economic value of certain of our projects in particular.
There are general industry risks associated with the power markets in which we operate.
Our operating subsidiaries currently operate in power markets in the United States, Europe and South America, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, European or South American economies, or in the economies of the countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
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
The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Similarly, force majeure events could impact our contract counterparties, preventing them from performing under their contracts, which could in turn cause delays to project construction schedules or result in our operating projects being unable to perform as expected, all of which could have an adverse effect on our operating performance and cash flows. Our generation assets could be exposed to severe weather conditions, natural disasters, epidemics and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse our group from performing its obligations pursuant to agreements with third parties and therefore may expose our group to liability. Depending on the event in question, no insurance or contractual protections may be available to compensate us for damages we may suffer as a result of such events. In addition, certain of our generation assets are located in remote areas which may make access for repair of damage difficult.
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
Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting its ability to operate. Our group operates in multiple jurisdictions and it is possible that its operations will expand into new jurisdictions. Doing business in multiple jurisdictions requires our group to comply with the laws and regulations of the U.S. government as well as those of various non-U.S. jurisdictions, and the number of jurisdictions in which our group is operating has grown in recent years. These laws and regulations may apply to our company, our Service Provider, our subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). The FCPA, among other things, prohibits companies and their officers, directors, employees and third-party agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. Our company and our officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the

FCPA. Also, as we make acquisitions, we may expose ourselves to the FCPA or other corruption related risks if its due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and makes new investments, and as we have increased our focus on development activities, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of our company. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of our company. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.
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
We cannot assure you that any credit rating assigned to our company or any of its portfolio companies, operating subsidiaries or other subsidiaries their debt securities or the partnership will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
New regulatory initiatives related to ESG could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to our group, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices. If regulators disagree with the ESG disclosures that we make we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
We may not be able to identify and assess all potential human rights impacts of our business activities.
While we pride ourselves on our commitment to ethical business practices and the controls, policies and practices that we have in place with respect to such practices, we may not be able to identify and assess all potential human rights impacts of our investment activities, operations and supply chain. Any potential human rights abuses that occur and are in any way associated with our business, whether through third party business relationships or otherwise, including could have an adverse impact on our reputation, as well as present legal and financial risks.
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
Uncertainty regarding LIBOR may adversely affect the interest we pay under certain of our indebtedness.
In July 2017, the Financial Conduct Authority in the United Kingdom ceased compelling banks to participate in LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
Our group has outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities. As at December 31, 2021, none of our group’s floating rate borrowings have been adversely impacted by these reforms.
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Our company is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. We became a separately-traded public company upon completion of the special distribution in July 2020. While our operations are primarily located in Brazil, Colombia, the United States, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares.
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
Our company’s current operations consist of approximately 12,723 MW of installed hydroelectric, wind, solar, storage and ancillary capacity across Brazil, Colombia, the United States and Europe.
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
Recent Transactions
In December 2021, Brookfield Renewable’s subsidiary Isagen, acquired a 150 MW hydroelectric portfolio in Colombia for $424 million. No additional funding was required from Brookfield Renewable to complete the acquisition.
In December 2021, Brookfield Renewable’s subsidiary TerraForm Power acquired a 12 MW solar project in Spain for approximately $91 million (approximately $23 million net to Brookfield Renewable). Brookfield Renewable holds a 65% interest in TerraForm Power.
In February 2022, Brookfield Renewable announced, together with its institutional partners and GROK Ventures, its participation in a privatization proposal in respect of AGL Energy Limited (“AGL”), the largest integrated power generation and energy retailer in Australia. The proposal, which is subject to due diligence as well as other conditions, is at a price of A$7.50/share, which values AGL at an equity value of A$5 billion. There can be no assurance that a definitive privatization proposal will be made, that any such proposal will be recommended or accepted by the board of directors of AGL, that a definitive agreement relating to the privatization proposal or any other transaction will be entered into by Brookfield Renewable and/or its partners, and AGL, or that any transaction will be consummated.
4.B    BUSINESS OVERVIEW
Our Operations
Our company’s current operations consist of approximately 12,766 MW of installed hydroelectric, wind, solar, and energy transition capacity across the United States, Europe, Brazil and Colombia.
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

The table below outlines our hydroelectric, wind, solar and energy transition power asset portfolio as at December 31, 2021:

	River Systems	Facilities	Capacity (MW)	Storage Capacity (GWh)
Hydroelectric
United States	30	137	2,905	2,543
Colombia	11	15	2,921	3,703
Brazil	27	44	946	—
Total	68	196	6,772	6,246

Wind
United States	—	23	1,685	—
Canada	—	1	78	—
Europe	—	25	682	—
Brazil	—	5	150	—
Total	—	54	2,595	—

Solar - Utility	—	45	1,439	—

Energy transition	1	4,882	1,960	1,095
	69	5,177	12,766	7,341

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

Current Operations
United States
Our company is strategically focused on power markets in the Northeast, Mid-Atlantic and California, with operations in other mid-continent states, including Minnesota and Louisiana. The majority of our company’s hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, our company is one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, our company has four hydroelectric facilities with an aggregate installed capacity of 747 MW. In New England, our company has 47 hydroelectric facilities and one pumped storage facility with an aggregate installed capacity of 1,306 MW.
Brookfield Renewable’s closing of the acquisition of TerraForm Power significantly expanded its wind and solar generation capacity in the United States. As a result, we now have a geographically diverse portfolio of wind, solar and distributed generation projects located principally in California, Oregon, Illinois, Texas and New York with an aggregate installed capacity of over 2,600 MW. Through our subsidiary TerraForm Power, we also own 78 MW of wind assets and 68 MW of solar assets in Canada, 102 MW of solar assets in Chile and 95 MW of wind assets in Uruguay.
A number of our company’s U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 19% of their annualized long-term average generation. Our company also benefits from a 50% joint-venture interest in a 633 MW hydroelectric pumped storage facility located in

Massachusetts. Pumped storage is a form of hydroelectric power that allows energy to be stored by pumping water up into a reservoir, and then producing power by releasing the water when power prices are higher.
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
Market Opportunity
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 122,000 MW of installed wind capacity as of 2021. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 30 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables. For example, there are now 342 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
The end of 2020 brought renewed federal support for renewable energy, with solar energy projects receiving a two-year extension of tax credit at current levels, onshore wind receiving a one year extension at current levels, and off-shore wind receiving a new five year investment tax credit and additional favorable guidance from the Treasury Department. With the current majorities in Congress and the current Biden-led administration prioritizing clean energy and decarbonization, the next few years look increasingly positive for federal policy support for the renewable energy sector.
In January 2018, the government of the United States imposed certain tariffs on solar equipment manufactured abroad. The Biden-led administration is expected to decide whether to extend these tariffs which expire in February 2022. If extended, we expect the tariffs will continue to modestly slow the pace of the development of solar projects in the near term and add to installed system costs. We do not expect that these tariffs will have significant long-term impact on the adoption of solar technology generally given how costs have declined in the last decade, the simplicity of the technology, the speed at which it can be developed and its obvious environmental attributes

In the United States, we are strategically focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California. Together these markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. In addition, we have operations in every other continental ISO and in Hawaii. Across the United States we are seeing increasing demand for decarbonization-as-a-service, which we expect to be a $600 billion market opportunity over the next decade, with cumulative investments in solar distributed generation in excess of $200 billion, storage and resiliency of $50 billion, energy efficiency of $100 billion and grid services of $200 billion. We expect that these investments will be driven by aggressive sustainability targets, as customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Europe
Our Spanish business has 538 MW of wind projects, 350 MW of CSP projects and 61 MW of conventional solar PV projects. The principal revenues generated by our Spanish business’s wind and solar assets are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar assets and 100 MW of CSP assets, both of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years.
Our European business also includes a 144 MW wind portfolio in Portugal and 10 MW of solar projects in England. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.

Market Opportunity
Europe is the largest renewable energy market in the world that we believe represents a significant growth opportunity for our business. Across the E.U. and U.K., a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 200 GW of wind and 140 GW of solar PV capacity. Brookfield Renewable’s investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development and address climate change. In 2021, the E.U. committed to at least a 55% reduction in greenhouse gas emissions by 2030 (relative to 1990) and carbon neutrality by 2050. We estimate that over 400 GW of additional wind-equivalent power capacity is required by 2030 across the E.U. to achieve the E.U.’s 2030 target.
Individual member states have sought to meet their binding E.U. targets through incentive programs supporting renewable power development. The most common incentive structure involves the use of long-term (typically 15 or 20-year) contracts for differences, as in the case of Germany. Most support programs are funded by a levy on retail electricity rates rather than a direct payment from the government.
The E.U.’s carbon emissions cap-and-trade program and national policies like the U.K.’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs of conventional thermal generators. In addition, conventional generation and especially coal-fired plants face tightening nitrogen oxide and sulfur dioxide limits under the E.U. Industrial Emissions Directive. For older non-compliant coal plants, the majority of which are in the U.K. and Spain, this is likely to accelerate retirements. As in the United States, this supply will need to be replaced by new capacity likely in the form of renewable and gas-fired generation. In January 2020, the U.K. formally withdrew from the E.U. The subsequent Trade and Co-operation Agreement saw commitments from both sides on energy market rules and access that are generally in-line with previous arrangements and agreed not to maintain or increase their climate and renewable targets. In 2019, the U.K. became the first major economy to legislate a net-zero emission target for 2050.
Spain and Portugal
Spain and Portugal are among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission (NECP 2021-2030). Both markets have stable and favorable contractual frameworks for renewables. In the case of our Spanish assets they benefit from a RAB based regime by which our regulated assets receive an overall payment equivalent to all the costs and initial investment plus a reasonable regulated return on investment (7.4% for most of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides significant certainty of cash flows to producers as the market and volume risk is reduced. In the case of our Portuguese assets they benefit from a Feed-in-Tariff ensuring generators are remunerated with a proper electricity price, indexed by inflation annually over a contract term of 15 years plus an extension of 7 years in a cap-and-flow system with reduced market risk given current electricity prices. Both governments are promoting auction-based renewable support schemes, confirming their long-term commitment to renewable power.
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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,221 MW portfolio. This portfolio accounts for approximately 18% of Colombia’s installed generating capacity and principally consists of large reservoir-based, hydroelectric facilities and a 300 MW cogeneration plant. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 26% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 700 MW of near to medium-term hydro and wind development projects.
Isagen owns all of its power generating assets in perpetuity and currently holds requisite water usage and other rights in respect of each of its assets.
In Colombia, revenues are typically secured through one to five-year bilateral contracts with local distribution companies in the “regulated market”, and with large industrial users in the unregulated market. Isagen’s current long-term contracts’ average term is three years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s 2022 revenues are approximately 70% contracted.
Market Opportunity
Colombia’s real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged just under 3%. Over the long-term, we anticipate that electricity demand growth will be approximately 2.5% per year, reflecting our long-term view of gross domestic product growth and a view that per capita power consumption will converge with neighboring countries. Power consumption of approximately 1,300 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the United States. As peak demand in Colombia is approximately 10 GW, with estimated growth at 2.5%, there will be approximately 250 MW of additional demand each year, which would require an additional 400 MW of generating capacity to maintain adequate reserves.
As at December 31, 2021, Colombia had a total installed capacity of over 17.7 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
In aggregate our company owns and operates facilities with a total capacity of 1,628 MW located in 11 Brazilian states, representing approximately 67% of the country’s population.We also currently own approximately 1,700 MW of hydroelectric, wind and solar assets that are under development in Brazil. Our business in the country was recently rebranded as Elera.
We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. Of our company’s concessions and authorizations, 79% have remaining terms of more than ten years. This increase is due to two positive regulatory changes: Law 14,042/2020, which extended the final terms for authorizations and concessions of hydroelectric plants and Law 14,120/2021, which revised the initial mark for counting the duration of the terms of authorizations for some of our plants. Generally, concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. Similarly, authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease.
In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market.

Approximately 48% of our portfolio is with load-serving distribution companies in the regulated market and approximately 52% are with “free customers” in the free customer market. Commencing in 2022, “free customers” whose load is between 0.5 MW and 1.0 MW can only purchase power from renewable sources. Our Brazilian portfolio has a weighted average (based on MW) remaining contract term of approximately eight years.
Market Opportunity
With the world’s sixth-largest population and twelfth-largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 2.9% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth of per capita consumption in the United States. Demand for power decreased 1.5%, in 2020, compared to 2019, and current government projections indicate an approximate 4.6% increase in 2021 and 2.9% in 2022. The Brazilian energy planning agency (“EPE”) estimates an average annual demand growth of 3.5% between 2022 and 2030 associated with the expected increase in income for the coming years.
By 2030, the EPE projects that around 67 GW of new supply will be needed, while only approximately 7 GW of capacity is already contracted. Accordingly, we expect Brazil will require over 5.6 GW of new supply annually to meet growing demand. In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 20.1 GW of installed wind capacity, with 12.5 GW under development. Solar PV power generation is also being developed and while current installed solar PV capacity is relatively small (4.5 GW), there are approximately 29.8 GW of solar PV capacity under development.
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, SHPPs operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us, since we have 48% of our portfolio contracted with final consumers, to capture a portion of this discount through higher prices to end-user customers.
Operating Philosophy
Like the partnership, our company employs a hands-on, operations-oriented, long-term owner’s approach to managing our company’s portfolio. We believe this approach will enable our company to maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across the United States, Europe and South America. Brookfield Renewable supports our operators with a strong corporate team that provides oversight of the functions of our company and, among other things, establishes consistent policies for business on compliance, ESG matters, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance, anti-bribery and anti-corruption.
Our company also benefits from the expertise of Brookfield, which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our and the partnership’s business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.
Capital Expenditures
Our principal capital expenditures relate to the maintenance of hydroelectric facilities and the construction of our development pipeline. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2021	2020	2019
	$1,354	$373	$406
These capital expenditures have been financed with working capital generated and retained within our business, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.
Our Competitive Strengths
Helping to accelerate the decarbonization of the electricity girds. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our group is well positioned to deliver solutions in support of decarbonization and transition. With our group’s scale and global operating, development and investing capabilities, our group is well situated to partner with governments and businesses to help them achieve their decarbonization goals.
Diverse and high-quality assets with hydroelectric focus. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to dispatch power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we believe we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.
Stable, diversified and high-quality cash flows with attractive long-term value for shareholders. We intend to maintain a stable, predictable cash flow profile primarily sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our group’s 2022 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our group’s PPAs have a weighted-average remaining duration of 15 years, on a proportionate basis, providing long-term cash flow visibility.
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
Best-in class operating and development expertise. Our group has over 3,200 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all its assets, including the assets forming part of our portfolio of hydroelectric assets in Brazil and Colombia and hydroelectric, wind and solar assets in the United States. Our group’s expertise in operating, developing and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.
Well positioned for cash flow growth. Our group is focused on delivering resilient, stable distributions plus meaningful growth through all market cycles by driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in the vast majority of our group’s contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our group’s approximately 62,000 MW proprietary development pipeline at premium returns. While our group does not rely on acquisitions to achieve its growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. Our group takes a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our group’s ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our group’s liquidity and capitalization profile. We have, in the past pursued, and may continue to pursue in the future, the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships and strategic relationship agreements with corporate offtakers.
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
Decarbonization Growth Opportunity
Demand for clean energy continues to grow around the world due to climate change, and recognition by governments and businesses of the need to support a transition to a decarbonized economy. Total historical annual investment in renewable power generation averaged approximately $300 billion over the last 10 years. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $150 trillion over the next three decades – and will require significant expertise. Clean energy and electrification are the first, largest and most impactful steps that can be taken to advance decarbonization given that over 75% of the world’s carbon emissions can be traced directly or indirectly back to power generation and the energy sector. This is expected to result in an even greater buildout of renewables—and in various regions, require substantial investment to convert carbon-intensive industries to cleaner and more sustainable methods of production and operation.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. Despite a global pandemic, the world’s power system continued to transition to lower-carbon sources of energy in 2020 even as overall global demand for power remained flat. Renewables continued to climb in 2021 and reached approximately 28% of global generation compared to approximately 19% in 2012, while coal, gas, and oil fell from a combined approximately 68% down to approximately 58% over the same period. We expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy. This is particularly true following significant increases in the price of natural gas in Europe and Asia in October of 2021.
Consistent policy and supportive regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 143 countries, including the U.K., and the 27 E.U. countries, have national targets for renewable energy supply. Similarly, 38 U.S. states, the District of Columbia, Puerto Rico and eight Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources. 65 carbon pricing initiatives (carbon taxes and emissions trading schemes) have been implemented worldwide covering 45 national jurisdictions and approximately 21.5% of global GHG emissions as of 2021. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia, and Central Asia.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries. The recent COP26 Conference in Glasgow further commitments made by the international community, notably on the phasing down of coal generation globally.

Intensifying challenges for conventional coal and nuclear generation. Successive regulatory initiatives requiring significant environmental compliance expenditures and competition from other technologies has resulted in the retirement of certain coal plants. At the same time, cost uncertainties, public concern over new construction and nuclear waste disposal and intensified competition from gas-fired generation has delayed or halted certain new nuclear development activities, and has led some countries, in particular in Europe, to increase their renewable targets in order to satisfy supply requirements resulting from plant retirements and demand growth.
Supportive growth environment. As a controlled subsidiary of the partnership, an integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored funds, joint ventures and other arrangements, that target acquisitions that suit BEPC’s profile. We believe that the current environment offers attractive opportunities to invest in renewable power acquisitions or developments, including in Brazil, Colombia and the United States, that we expect will allow our company to deploy capital, on an accretive basis, in the following ways:
•Brookfield Renewable’s development pipeline. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our group’s approximately 62,000 MW pipeline, including by investing in portfolio companies with established development platforms.
•Privatizations. We believe that governments, including in Brazil, Colombia and the United States, will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. We believe our proven operating track record, global scale and ability to partner with local pension funds and institutional investors positions us well to participate in such opportunities
•Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors and foreign companies. These types of owners sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic. In addition, some large independent power producers may seek, or be forced, to sell assets to bolster their balance sheets. Certain capital constrained or distressed companies may also seek to sell assets.
•Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns or who have insufficient capital to develop projects. Because of Brookfield Renewable’s extensive project development expertise we believe we are well positioned to evaluate these sorts of assets and therefore have been, and believe we will continue to be, a logical acquirer of such projects, including in Brazil, Colombia and the

United States. We also expect to continue partnering with independent development businesses, providing the capital that they need to build-out their development pipelines and expand their platforms.
We believe that in addition to acquiring and developing clean energy assets, our group can support companies and governments in their efforts to decarbonize, including by investing in distributed generation solutions, funding upgrades of production processes to improve efficiency and reduce carbon emissions, and by investing in the development of resilient infrastructure.
Competition and Marketing
Our main competition in the U.S., European, Colombian and Brazilian electricity markets in which we operate are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy generators who use hydro, wind, geothermal, solar PV and solar DG technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, including in Brazil, Colombia and the United States.
In the United States, our energy marketing activities are managed and performed by our subsidiary BRTM. These businesses operate 24 hours/day, 365 days/year and our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business also provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants.
Our marketing efforts focus on leveraging our competitive advantages described in Item 4.B “Business Overview”.
In the first quarter of 2021, the company and the partnership entered into an agreement to fully internalize all energy marketing capabilities in North America into the company. See Item 5.A “Operating Results–Additional Consolidated Financial Information–Related Party Transactions”.
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
Governmental, Legal and Arbitration Proceedings
We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. With respect to claims and proceedings, we review each of these matters, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular matter, we do not believe that the outcome of any matters or potential matters of which we are currently aware would have a material adverse effect on our businesses.
Claim relating to TerraForm Power’s First Wind Acquisition
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power's former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. In April 2021, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place in the third quarter of 2021 and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power. In late

2021, TerraForm Power initiated legal proceedings to seek compensation for its losses in connection with this dispute. There can be no assurances as to the outcome of these recovery efforts. See Item 3.D “Risk Factors — Risks Relating to Our Operations and the Renewable Power Industry — We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 5.E “Liquidity and Capital Resources — Off Statement of Financial Position Arrangements”.

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
We lease the principal office of our Brazil business, which is located in Rio de Janeiro. This office oversees our operations in Brazil, as well as Uruguay and Chile, with approximately 565 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil. We also employ 5 employees in Uruguay, none of whom are covered by collective bargaining agreements.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 605 full time employees, of which approximately 86% are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Colombia.
The principal office of our European operations is located in London, in the U.K.. Our European business, which includes an office in Madrid, Spain, employs approximately 235 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 720 people, approximately 40% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States.
ESG Management
ESG management is a key part of how our group conducts its business as an owner and operator of one of the world’s largest publicly traded, pure-play renewable power platforms. Brookfield Renewable believes that strong ESG practices and performance benefit the environment, our employees, stakeholders, and ultimately also our investors, as they help us find value, mitigate risk, and create opportunities for growth.
Brookfield Renewable aims to be responsible stewards of our resources and a good corporate citizen. Our long-term owner-operator approach to business means that in many cases, Brookfield Renewable is particularly well positioned to implement effective ESG programs.. Brookfield Renewable maintains an ESG Steering Committee responsible for oversight of ESG best practices throughout the various levels of our business globally. In addition, Brookfield Renewable maintains an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each of our operating businesses, and our group requires all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices. We also empower our employees to identify and address safety issues through industry leading health and safety training and our safe work observation program.

Brookfield Renewable maintains high ethical standards across its organization, key elements of which include our group’s code of conduct, anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation.
Climate change poses a serious threat to communities, businesses and ecosystems around the world. Brookfield Renewable continually assesses the risks associated with climate change in the short-, medium-, and long-term, and integrate mitigation tools into its operating strategy. Brookfield Renewable recognizes that the science on climate change is continually evolving and prioritize monitoring advancements in climate change research to ensure our group appropriately considers relevant findings and apply them to its operations. Consistent with how our group approaches investment decisions and conduct its operations, our group focuses on ensuring its operations are adequately prepared for the physical impacts of climate change in the long-term. See also information contained under Item 3.D “Risk Factors — Risks Relating to our Operations and the Renewable Power Industry”.
Decarbonization is a global goal shared by many including governments, corporations, investors and lenders. As a leading owner, operator and developer of clean energy, we see decarbonization as a multi decade investment opportunity that can have a direct and positive impact on communities. In addition to investing in clean energy and helping businesses decarbonize, our group has taken a number of other initiatives to support global decarbonization. For example, in 2021, Brookfield Renewable continued to report on scope 1 and 2 greenhouse gas emissions for its global businesses as well as for certain scope 3 greenhouse gas emissions, and is expanding its greenhouse gas emissions tracking and reporting program. Also, 82 of our group’s North American hydro facilities have been certified by the Low Impact Hydropower Institute (“LIHI”). The LIHI is a non-profit organization dedicated to reducing the impact of hydropower generation through the certification of hydropower projects that have avoided or reduced their environmental impacts, such as water quality protection, upstream and downstream fish passages, and threatened and endangered species protection. Our group has also been significantly involved in green finance, with Brookfield Renewable having to date issued approximately $10 billion in corporate and project-level green securities and debt facilities. Our group’s project-level green bonds have all received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation.
Brookfield Renewable actively contributes to the communities in which it operates through its focus on ESG and philanthropic initiatives. Our group seeks transparent and well-established relationships with local stakeholders in the communities in which it operates, which we believe is a key element of successfully operating and developing clean energy facilities. Our group does this by consulting and working proactively with local stakeholders and communities impacted by our facilities to ensure that their interests, safety and well-being are appropriately integrated into our decision making. Our group also seeks to empower employees to participate in and use our resources to give back to the communities in which we operate. For example, in 2021, we contributed almost $3 million in donations to over 250 charitable organization across our group’s portfolio. The funding is used for various purposes, including to provide social services to underserved communities, to build and improve recreational facilities and community safety systems, and to sponsor community events.
In addition to the ESG programs in our operations, our group (and Brookfield) considers ESG factors throughout the investment process. During due diligence, our group utilizes its operating and underwriting expertise to identify ESG opportunities and risks in potential acquisitions and dispositions. For example, our group considers risks related to bribery and corruption, health and safety, unethical business conduct, and legacy and ongoing environmental issues. After acquiring or investing in an asset, our group implements a tailored integration plan that, among other things, includes ESG-related priorities and seeks to actively manage the ESG risks and opportunities that were identified during the underwriting process.
Brookfield Renewable recognizes the importance of transparently reporting its ESG programs and progress to stakeholders including its investors. As such, our group began publishing an annual ESG report in 2020 detailing how we embed environmental, social and governance principles into our operations. Our group recognizes the need to continuously improve both our performance and our disclosures. Our business is aligned with United Nations

Sustainable Development Goals, disclosed ESG metrics that are aligned with the Sustainability Accounting Standards Board framework, and announced our ambition to double our avoided carbon emissions by 2030.
We are proud of the commitment we have made to ESG management. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around ESG, as we create a culture and organization that we believe can be successful today and in the future.
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
Brookfield Renewable targets a 5% to 9% annual distribution growth rate in light of growth it foresees in its operations. As a result of the special distribution, BEP’s regular quarterly distribution per BEP unit was reduced to $0.434 such that the aggregate distribution received by a holder of BEP units and BEPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. The distribution and dividend rates for our company and the partnership have been further adjusted to reflect the three-for-two unit/share split of BEP units and BEPC exchangeable shares completed on December 11, 2020, and the board of directors of our company and of the general partner of BEP approved a further 5% increase in their annual distributions and dividends to $1.28 per BEP unit and $1.28 per BEPC exchangeable share, or $0.32 per BEP unit and $0.32 per BEPC exchangeable share quarterly, respectively, starting with the distribution to be paid on March 31, 2022 to holders of record as at the close of business on February 28, 2022.
The Service Provider
Brookfield Asset Management
Brookfield is a leading global alternative asset manager with approximately $690 billion of assets under management across real estate, infrastructure, renewable power and transition private equity and credit. Brookfield offers a range of public and private investment products and services. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
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

Brookfield Asset Management Inc.(3)(10)
Service Provider(8)
25% LP Interest(2)
0.01% GP Interest(1)
BROOKFIELD RENEWABLE PARTNERS L.P.(5)(6)(9)(10) ("BEP")
Bermuda
75 % LP Interest(2)
Public (Holders of LP Units)
Public (Preferred Unitholders)
41.07 % Redeemable/Exchangeable Partnership LP Interest(2)
58.09 % LP Interest(2)
Brookfield Renewable Energy L.P.(2)(5)(6)(7)(9) ("BRELP")
Bermuda
Public (Perpetual Noteholders)
Brookfield BRP Holdings (Canada) Inc. (5)(7) and Holding Entities (4)(5)(6)(7)
Ontario
Public (Bondholders)
Public (Preferred Shareholders)
Public(10) (Holders of BEPC exchangeable shares)
Brookfield Renewable Partners ULC ("Canadian Finco")
Alberta
Brookfield Renewable Power Preferred Equity Inc.
Canada
Brookfield Renewable Corporation(10) ("BEPC")
British Columbia

(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Asset Management.
(2)    Brookfield’s limited partnership interest in BRELP, held in redeemable/exchangeable partnership unit, is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in Brookfield, owning approximately 56% of BEP's issued and outstanding LP Units assuming exchange of the redeemable/exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns).
(3)     As of the date of this Form 20-F, Brookfield owns approximately 48% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding redeemable/exchangeable partnership units and all BEPC exchangeable shares.
(4)    Brookfield has provided an aggregate of $5 million of working capital to certain Holding Entities through a subscription for shares.
(5)    Canadian Bond Guarantors and Preference Share Guarantors.
(6)    Perpetual Note Guarantors.
(7)     Preferred Unit Guarantors.
(8)     The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.
~~(9)~~    BEP has voting control of BRELP by way of a voting agreement.
(10)    As of the date of this Form 20-F, Brookfield holds approximately 26% of the BEPC exchangeable shares and BEP owns all of BEPC's class B shares and class C shares. BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. Through their ownership of BEPC exchangeable shares and BEPC’s class B shares, Brookfield and BEP collectively hold an approximate 81.5% voting interest in BEPC.

Brookfield Renewable Corporation
Our company is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia and was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. We became a separated-traded public company upon completion of the special distribution in July 2020. The BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. Our BEPC exchangeable shares are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achievable through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the intended economic equivalence, we expect that the market price of

BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. BEP’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and its telephone number is +1 441-294-3304.
The partnership is a leading global renewable power company that owns and operates high-quality hydroelectric, wind, solar and biomass power, cogeneration and storage assets in North and South America, Europe and Asia Pacific and represents one of the world’s largest, publicly traded pure-play renewable power platforms. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The LP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
NA Holdco
NA Holdco is an indirect wholly-owned subsidiary of BEP incorporated under the Business Corporations Act (Ontario) on March 8, 2011. In April 2021, NA Holdco issued $350 million of green Series 1 Perpetual Notes at a fixed rate of 4.625%, and in December 2021, NA Holdco issued $260 million of green Series 2 Perpetual Notes at a fixed rate of 4.875%. In addition to the approximately $710 million aggregate principal amount of publicly issued Perpetual Notes, NA Holdco indirectly holds most of Brookfield Renewable’s North American operating assets as well as its interest in BEPC. The Perpetual Notes are guaranteed by the Perpetual Note Guarantors, including Canada SubCo.
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
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2021.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	New York	100
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
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at http://www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the renewable assets that it owns, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see Part 9 – Presentation to Stakeholders and Performance Measurement of this MD&A.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Revenues	$3,367	$3,087	$3,226
Direct operating costs	(1,185)	(1,061)	(1,053)
Management service costs	(175)	(152)	(109)
Interest expense	(900)	(816)	(701)
Depreciation	(1,115)	(1,065)	(983)
Remeasurement of BEPC exchangeable and BEPC class B shares	1,267	(2,561)	—
Income tax (expense) recovery	(87)	73	(67)
Net income (loss)	930	(2,819)	212
	Average FX rates to USD
	€0.85	0.88	0.89
R$	5.40	5.16	3.95
COP	3,742	3,693	3,280
Current Year Variance Analysis (2021 vs 2020)
Revenues totaling $3,367 million represents an increase of $280 million over the same period in the prior year. Recently acquired and commissioned facilities contributed 527 GWh of generation and $35 million to revenue which was partly offset by recently completed asset sales that reduced generation by 232 GWh and revenue by $24 million. On a same store, constant currency basis, revenue increased by $274 million due to the benefit of certain energy marketing initiatives undertaken during the year, as well as the benefit from higher average realized revenue per MWh primarily due to inflation indexation, recontracting initiatives, and higher global merchant power prices. Higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021 also contributed $52 million. These increases were partly offset by lower generation, primarily at our hydroelectric facilities in the United States and Brazil.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian real and Colombia peso, decreased revenues by approximately $5 million, partly offset by $3 million favorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,105 million, excluding the impact of the Texas winter storm, represents an increase of $44 million over the same period in the prior year due to additional costs from our recently acquired and commissioned facilities and the cost of certain energy marketing initiatives undertaken during the year. This was partly offset by the benefits from cost-saving initiatives across our business and recently completed asset sales and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which our company’s share was not material.
Management service costs totaling $175 million represents an increase of $23 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $900 million represents an increase of over the same period in the prior year primarily due to the accrual of dividends on BEPC exchangeable shares issued in July 2020 that are classified as liabilities under IFRS standards, a 5% increase in our quarterly dividend, partly offset by the benefit of recent refinancing activities that reduced our average cost of borrowing and the impact of foreign exchange movements noted above.

Remeasurement of BEPC exchangeable shares resulted in a $1,267 million gain due to the movement in the LP unit price during the period.
Depreciation expense totaling $1,115 million represents an increase of $50 million over the same period in the prior year due to the growth of our business.
Income tax expense totaling $87 million represents an increase of $160 million over the same period in the prior year due to a new tax legislation that was passed during the year that impacted deferred taxes at our Colombian business.
Net income totaling $930 million represents an increase of $3,749 million over the same period in the prior year due to the above noted items.
Prior Year Variance Analysis (2020 vs 2019)
Revenues totaling $3,087 million represents a decrease of $139 million over the same period in the prior year. On a same store, constant currency basis, revenues decreased by $129 million due to lower generation relative to the prior year when we experienced above-average hydrology conditions. The impact of lower generation was partly offset by higher average pricing which benefited from inflation indexation of our contracts and re-contracting initiatives. The benefit from growth in our portfolio through our recently acquired facilities contributed 734 GWh and $167 million to revenues.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian real and Colombian peso, reduced revenues by approximately $177 million, which was partly offset by a $133 million favorable foreign exchange impact on our operating, interest and depreciation expenses.
Direct operating costs totaling $1,061 million represents an increase of $8 million over the same period in the prior year due to cost reduction initiatives across our business and the impact of foreign exchange movements noted above being more than offset by higher power purchases, which are passed through to our customers, and additional costs due to growth from our recently acquired and commissioned facilities.
Management service costs totaling $152 million represents an increase of $43 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $816 million represents an increase of $115 million over the same period in the prior year as reduced borrowing costs from our refinancing initiatives and the benefit of foreign exchange movements noted above were more than offset by growth and dividends paid on BEPC exchangeable shares issued in July 2020.
We recognized an expense of $2,561 million on the remeasurement of BEPC exchangeable shares due to the appreciation of the BEP unit price during the period after the BEPC exchangeable shares were issued.
Depreciation expense totaling $1,065 million represents an increase of $82 million over the same period in the prior year due to the growth of our business, partly offset by the foreign exchange movements noted above.
Net loss totaling $2,819 million represents a decrease of $3,031 million over the same period in the prior year due to the above noted items.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	December 31, 2021	December 31, 2020
Current assets	$2,308	$1,584
Equity-accounted investments	455	372
Property, plant and equipment, at fair value	37,915	36,097
Total assets	41,986	39,473
Non-recourse borrowings	13,512	12,822
Deferred income tax liabilities	5,020	4,200
BEPC exchangeable shares and class B shares	6,163	7,430
Total equity in net assets	14,225	11,725
Total liabilities and equity	41,986	39,473
	FX rates to USD
	€0.88	0.82
R$	5.58	5.20
COP	3,981	3,432
Property, plant and equipment
Property, plant and equipment totaled $37.9 billion as at December 31, 2021 compared to $36.1 billion as at December 31, 2020. The increase of $1.8 billion was primarily attributable to a $3.9 billion annual revaluation which recognized the benefit of higher power prices across most markets and the expected growth in demand for renewable power. Our continued investments in the development of power generation assets and our sustaining capital expenditure increased property, plant and equipment by $1.3 billion. These increases were partly offset by the sale of a 391 MW wind portfolio in the United States which decreased property, plant and equipment by $0.8 billion, and depreciation expense associated with property, plant and equipment of $1.1 billion. The devaluation of the Brazilian real and the Colombian peso against the U.S. dollar, also resulted in a net decrease to property, plant and equipment of $1.5 billion.
See Note 11 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Since inception, our parent company has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the special distribution to include, among other things, our company as a service recipient.
Our company sells electricity to Brookfield through a single long-term power purchase agreement across our company’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to subsidiaries of our company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. These projects have been transferred to our company as part of the special distribution.
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
Our company participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
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
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at an applicable interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2021 (2020: nil).
Energy Marketing Internalization
In the first quarter of 2021, the company and the partnership entered into an agreement to fully internalize all energy marketing capabilities in North America into the company. The agreement provides for the transfer for the partnership's Power Agency Agreements and related party power purchase agreements relating to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America ("GLHA"), which are further described below. Certain third-party power purchase agreements were also transferred to the company as part of the Energy Marketing Internalization of the partnership’s North American energy marketing business.
The agreement became effective on April 1, 2021.
Power Agency Agreements
Certain subsidiaries of the company entered into Power Agency Agreements appointing the partnership as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, the partnership scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by the partnership to the company.

Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to the company. Under this Agreement, the company paid an annual energy marketing fee commensurate to the services received. See Note 7 - Direct operating costs. On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to the partnership.
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, the partnership purchased all energy from several power facilities in Maine and New Hampshire held by GLHA at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.
Upon closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to the company.
In addition, our company has executed other agreements with Brookfield and the partnership that are described in Note 27 – Related party transactions in the audited consolidated financial statements. For a description of certain of our agreements with Brookfield and the partnership, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2021.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2021	2020	2019
Revenues
Power purchase and revenue agreements	$163	$361	$387

Direct operating costs
Energy purchases(1)	$(62)	$(10)	$(10)
Energy marketing & other services	(11)	(17)	(26)
Insurance expense(2)	(20)	(21)	(18)
	$(93)	$(48)	$(54)

Other related party services	$(13)	$—	$—

Interest expense
Borrowings	$(29)	$(1)	$(4)
Management service costs	$(175)	$(152)	$(109)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. During the first quarter of 2021, the company recognized a $62 million gains (2020: nil and 2019: nil) associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil (2020 was nil and 2019: $1 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, $1 million was recorded in the consolidated statements of income (loss) in 2021.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2021	2020
Current assets
Due from related parties
Amounts due from	Brookfield	$16	$13
	The partnership	523	392
	Equity-accounted investments and other	9	7
		$548	$412
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$10	$2

Current liabilities
Due to related parties
Amounts due to	Brookfield	$21	$18
	The partnership	625	513
	Equity-accounted investments and other	3	5
		649	536
Share-settlement liability(1)	The partnership	—	158
		$649	$694
Non-current liabilities
Non-recourse borrowings	Brookfield and the partnership	$8	$9

Due to related parties
Amounts due to	Equity-accounted investments and other	$—	$1
(1)Refer to Note 26 – Commitments, contingencies and guarantees of our company’s audited annual consolidated financial statements for additional information on the company’s litigation matters.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company’s chief operating decision maker, which we refer to as “CODM”, manages our company, evaluates financial results, and makes key operating decisions. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric	13,947	13,333	$992	$856	$623	$568	$472	$417
Wind	2,180	1,538	199	130	166	85	129	48
Solar	745	271	166	71	139	57	85	33
Energy transition	734	436	126	81	78	41	59	30
Corporate	—	—	—	—	—	—	(191)	(126)
Total	17,606	15,578	$1,483	$1,138	$1,006	$751	$554	$402
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2021	2020
Revenue	$992	$856
Other income	55	52
Direct operating costs	(424)	(340)
Adjusted EBITDA	623	568
Interest expense	(140)	(135)
Current income taxes	(11)	(16)
Funds From Operations	$472	$417

Generation (GWh) – actual	13,947	13,333
Funds From Operations at our hydroelectric business were $472 million versus $417 million in the prior year primarily due to higher average revenue per MWh due to the benefit of inflation indexation, recontracting initiatives, and higher market pricing in the United States and favorable resources at our hydroelectric assets in Colombia. Funds From Operations also benefited from the acquisition of 189 MW of hydroelectric facilities during the year ($14 million and 60 GWh).
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2021	2020
Revenue	$199	$130
Other income	26	2
Direct operating costs	(59)	(47)
Adjusted EBITDA	166	85
Interest expense	(35)	(34)
Current income taxes	(2)	(3)
Funds From Operations	$129	$48

Generation (GWh) – actual	2,180	1,538
Funds From Operations at our wind business were $129 million in 2021 versus $48 million in the prior year primarily due to the growth from our increased interest in TerraForm Power, net of asset sales ($40 million and 743 GWh) and a gain on the sale of development assets in the United States. On a same store basis, Funds From Operations was higher than the prior year due to the benefit of higher average revenue per MWh from higher market pricing in Spain and commercial initiatives, partly offset by lower resources.

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS)	2021	2020
Revenue	$166	$71
Other income	15	3
Direct operating costs	(42)	(17)
Adjusted EBITDA	139	57
Interest expense	(53)	(24)
Current income taxes	(1)	—
Funds From Operations	$85	$33

Generation (GWh) – actual	745	271
Funds From Operations at our solar business were $85 million versus $33 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power and newly commissioned facilities ($47 million and 469 GWh). On a same store basis, Funds From Operations were higher than prior year primarily due to favorable resources and higher market price at our Spanish assets.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition for the year ended December 31:

(MILLIONS)	2021	2020
Revenue	$126	$81
Other income	2	—
Direct operating costs	(50)	(40)
Adjusted EBITDA	78	41
Interest expense	(20)	(11)
Current income taxes	1	—
Funds From Operations	$59	$30

Generation (GWh) – actual	734	436
Funds From Operations at our energy transition business were $59 million versus $30 million in the prior year due to the contribution from our increased ownership in TerraForm Power ($27 million and 197 GWh). On a same store basis, Funds From Operations was consistent with the prior year and our assets continue to perform in line with expectation.
CORPORATE
Management service costs totaling $175 million increased $23 million compared to the prior year due to the growth of our business.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric	13,333	14,990	$856	$1,043	$568	$690	$417	$518
Wind	1,538	647	130	60	85	38	48	21
Solar	271	—	71	—	57	—	33	—
Energy transition	436	374	81	64	41	30	30	19
Corporate	—	—	—	—	—	—	(126)	(78)
Total	15,578	16,011	$1,138	$1,167	$751	$758	$402	$480
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2020	2019
Revenue	$856	$1,043
Other income	52	21
Direct operating costs	(340)	(374)
Adjusted EBITDA	568	690
Interest expense	(135)	(150)
Current income taxes	(16)	(22)
Funds From Operations	$417	$518

Generation (GWh) – actual	13,333	14,990
Funds From Operations at our hydroelectric business were $417 million versus $518 million in the prior year as the benefits from higher average revenue per MWh due to inflation indexation of our contracts, a positive ruling regarding historical under allocations of generation to our facilities under the centralized pooling mechanism in Brazil and cost reduction initiatives were more than offset by generation that was 11% below the prior year in which we benefited from above average generation. Funds From Operations was also impacted by the weakening of the Brazilian real and Colombian peso against the United States dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2020	2019
Revenue	$130	$60
Other income	2	—
Direct operating costs	(47)	(22)
Adjusted EBITDA	85	38
Interest expense	(34)	(16)
Current income taxes	(3)	(1)
Funds From Operations	$48	$21

Generation (GWh) – actual	1,538	647
Funds From Operations at our wind business were $48 million versus $21 million in the prior year primarily due to the contribution from our investment in TerraFrom Power ($27 million and 922 GWh). On a same store basis, Funds From Operations were consistent with the prior year as the benefit from inflation indexation of our contracts and operating cost reduction initiatives were offset by lower resources.

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS)	2020
Revenue	$71
Other income	3
Direct operating costs	(17)
Adjusted EBITDA	57
Interest expense	(24)
Funds From Operations	$33

Generation (GWh) – actual	271
Funds From Operations at our solar business were $33 million following our investment in TerraForm Power. The business continues to perform in line with expectations.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition for the year ended December 31:

(MILLIONS)	2020	2019
Revenue	$81	$64
Direct operating costs	(40)	(34)
Adjusted EBITDA	41	30
Interest expense	(11)	(10)
Current income taxes	—	(1)
Funds From Operations	$30	$19

Generation (GWh) – actual	436	374
Funds From Operations at our energy transition business were $30 million compared to $19 million in the prior year due to the contribution from our investment in TerraForm Power ($18 million and 119 GWh).
CORPORATE
Management service costs totaling $126 million increased $48 million compared to the prior year due to the growth of our business.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2021:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$318	$(155)	$(19)	$34	$752	$930
Add back or deduct the following:
Depreciation	437	353	247	78	—	1,115
Deferred income tax expense (recovery)	140	(32)	(30)	(14)	(8)	56
Foreign exchange and financial instrument loss (gain)	7	44	(29)	6	(1)	27
Other(1)	80	109	78	32	124	423
Dividends on BEPC exchangeable shares(2)	—	—	—	—	209	209
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,267)	(1,267)
Management service costs	—	—	—	—	175	175
Interest expense(2)	322	133	174	46	16	691
Current income tax expense (recovery)	24	6	1	—	—	31
Amount attributable to equity accounted investments and non-controlling interests(3)	(705)	(292)	(283)	(104)	—	$(1,384)
Adjusted EBITDA	$623	$166	$139	$78	$—	$1,006
(1)Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $900 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2020:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$409	$(61)	$(39)	$43	$(3,171)	$(2,819)
Add back or deduct the following:
Depreciation	404	373	212	76	—	1,065
Deferred income tax expense (recovery)	(17)	(38)	(10)	(9)	(60)	(134)
Foreign exchange and financial instrument loss (gain)	(21)	(52)	(18)	7	10	(74)
Other(1)	26	28	48	23	392	517
Dividends on BEPC exchangeable shares(2)	—	—	—	—	116	116
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	2,561	2,561
Management service costs	—	—	—	—	152	152
Interest expense(2)	317	162	187	34	—	700
Current income tax expense (recovery)	56	5	—	—	—	61
Amount attributable to equity accounted investments and non-controlling interests(3)	(606)	(332)	(323)	(133)	—	$(1,394)
Adjusted EBITDA	$568	$85	$57	$41	$—	$751
(1)Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $816 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2019:

	Attributable to Brookfield Renewable
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$513	$(229)	$73	$(36)	$(109)	$212
Add back or deduct the following:
Depreciation	418	343	151	71	—	983
Deferred income tax expense (recovery)	24	37	(58)	—	—	3
Foreign exchange and financial instrument loss (gain)	(9)	10	(6)	—	—	(5)
Other(1)	29	78	46	51	—	204
Management service costs	—	—	—	—	109	109
Interest expense	345	186	121	49	—	701
Current income tax expense (recovery)	56	6	—	2	—	64
Amount attributable to equity accounted investments and non-controlling interests(3)	$(686)	$(393)	$(327)	$(107)	$—	$(1,513)
Adjusted EBITDA	$690	$38	$—	$30	$—	$758
(1)Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company..

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the year ended:

(MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Net income (loss)	$930	$(2,819)	$212
Add back or deduct the following:
Depreciation	1,115	1,065	983
Foreign exchange and financial instruments loss (gain)	27	(74)	(5)
Deferred income tax expense (recovery)	56	(134)	3
Other(1)	423	517	204
Dividends on BEPC exchangeable shares	209	116	—
Remeasurement of BEPC exchangeable and BEPC class B shares	(1,267)	2,561	—
Amount attributable to equity accounted investments and non-controlling interest(2)	(939)	(830)	(917)
Funds From Operations	$554	$402	$480
(1)Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	December 31, 2021	December 31, 2020
Our company's share of cash and cash equivalents	$136	$134
Authorized credit facilities(1)	2,375	2,150
	2,511	2,284
Available portion of subsidiary credit facilities	189	347
Brookfield Renewable group liquidity on a proportionate basis	1,369	639
Available liquidity	$4,069	$3,270
(1)Includes the $1,975 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Asset Management.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDENDS POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ending December 31, 2021. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5% increase in its annual distribution to 1.28 per LP unit, or $0.32 per LP unit quarterly, starting with the distribution payable in March 2022, an increase from $1.22 per LP unit in 2021 (2020: $1.16 per LP unit). This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2021			2020
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate	Term (years)	Total	Interest rate	Term (years)	Total
Proportionate non-recourse borrowings(1)
Hydroelectric	4.9%	14	2,720	4.7%	8	$2,690
Wind	3.9%	9	765	3.7%	10	1,043
Solar	3.3%	13	1,377	3.4%	13	1,302
Energy transition	3.6%	10	461	4.1%	10	488
	4.2%	12	5,323	4.2%	10	5,523
Proportionate unamortized financing fees, net of unamortized premiums			(21)			(25)
			5,302			5,498
Equity-accounted borrowings			(161)			(164)
Non-controlling interests			8,371			7,488
As per IFRS Statements			$13,512			$12,822
(1)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest payable on a proportionate basis as at December 31, 2021:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Debt principal repayments
Non-recourse borrowings
Credit facilities	$2	$—	$23	$—	$—	$—	$25
Hydroelectric	49	20	76	270	270	1,242	1,927
Wind	—	67	—	—	—	208	275
Solar	14	67	—	—	—	187	268
Energy transition	—	26	—	152	—	71	249
	65	180	99	422	270	1,708	2,744
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	70	73	74	69	75	409	770
Wind	51	65	60	51	46	217	490
Solar	113	76	74	73	71	700	1,107
Energy transition	28	29	22	14	12	107	212
	262	243	230	207	204	1,433	2,579
Total	$327	$423	$329	$629	$474	$3,141	$5,323
Interest payable(1)
Non-recourse borrowings
Hydroelectric	$118	$114	$110	$93	$75	$359	$869
Wind	27	24	21	19	18	52	161
Solar	48	43	38	35	33	148	345
Energy transition	16	16	17	13	7	25	94
Total	$209	$197	$186	$160	$133	$584	$1,469
(1)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable-rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
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
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for our contractual commitments (see Note 26 - Commitments, contingencies and guarantees in the audited annual consolidated financial statements) and our company’s share of anticipated transactions by our group.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows for the years ended December 31:

(MILLIONS)	2021	2020	2019
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,046	$1,011	$1,314
Changes in due to or from related parties	(24)	(9)	66
Net change in working capital balances	(627)	(10)	(24)
	395	992	1,356
Financing activities	678	(475)	(288)
Investing activities	(984)	(478)	(1,102)
Foreign exchange gain (loss) on cash	(34)	12	(4)
Increase (Decrease) in cash and cash equivalents	$55	$51	$(38)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2021 totaled $1,046 million compared to $1,011 million in 2020 and $1,314 million in 2019, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2021	2020	2019
Trade receivables and other current assets	$(467)	$42	$(44)
Accounts payable and accrued liabilities	(259)	8	(6)
Other assets and liabilities	99	(60)	26
	$(627)	$(10)	$(24)
Financing Activities
Cash flows used in financing activities totaled $678 million for the year ended December 31, 2021.The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $1,490 million of net proceeds raised from non-recourse financings.

Distributions paid during the year ended December 31, 2021 to the partnership and distributions paid to participating non-controlling interests in operating subsidiaries totaled $675 million. During the year ended December 31, 2021, we repaid $116 million of capital, net of capital contributed, to non-controlling interest.
Cash flows used in financing activities totaled $475 million for the year ended December 31, 2020 as the proceeds raised from non-recourse financings and capital contributions from both our company's non-controlling interest and partnership to fund the growth of our business through the investing activities noted below were partly offset by the repayment of borrowings and the share issuance costs associated with the special distribution of BEPC exchangeable shares. Distributions paid during the year ended December 31, 2020 to the partnership and distributions paid to participating non-controlling interests in operating subsidiaries totaled $748 million.
Cash flow used in financing activities for the year ended December 31, 2019 totaled $288 million. During the year, distributions paid to non-controlling interests and to the partnership totaled $673 million and $628 million, respectively, partly offset by capital contributions from our company’s non-controlling interest of $294 million and net related party borrowings of $122 million. Net proceeds of $610 million were received from non-recourse financings to fund the growth of our business through the investing activities noted below.
Investing Activities
Cash flows used in investing activities totaled $984 million for the year ended December 31, 2021. During the year, we recycled capital from the sale of a wind portfolio in the United States, which closed in the third quarter of 2021 for $376 million, into accretive growth opportunities, amongst others, the purchase of 189 MW hydroelectric assets in Colombia. Our continued investment in our property, plant and equipment, including investing into the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the year, and the continuing initiative to repower existing wind power projects,totaling $1,354 million for the year ended December 31, 2021, which were funded by our financing activities noted above.
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
Our company’s capital structure is comprised of the following shares:

(SHARES)	December 31, 2021
BEPC exchangeable shares	172,203,342
BEPC class B shares	165
BEPC class C shares	189,600,000
BEPC exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of an LP unit. Our company has the option to satisfy the exchange either by delivering an LP unit or the cash equivalent of an LP unit. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ending December 31, 2021. During the year ended December 31, 2021, our shareholders exchanged 16,071 BEPC exchangeable shares for an equivalent number of LP units, on a post-split basis. BEPC class B and BEPC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of BEPC class B or BEPC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and the cash redemption feature of the BEPC class B and BEPC class C shares, the BEPC exchangeable shares, BEPC class B shares, and BEPC class C shares are classified as financial liabilities. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the year ended December 31, 2021, our company declared dividends of $209 million (2020: $116 million) on its BEPC exchangeable shares outstanding during the year ended December 31, 2021. Dividends on BEPC exchangeable shares are presented as interest expense in the consolidated statements of income (loss). No dividends were declared on BEPC class B shares or BEPC class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2021, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2021.
As at the date of this report, Brookfield and its affiliates, including the partnership, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including the partnership, hold an approximate 18.5% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 26 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:
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
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2021, letters of credit issued amounted to $698 million (2020: $687 million).
Two direct and indirect wholly owned subsidiaries of our company fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of

Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Operational information:
Capacity (MW)	21,049	18,884	18,883
Total generation (GWh)
Actual generation	56,629	52,782	52,560
Proportionate generation (GWh)
Actual generation	27,150	26,052	26,038
Average revenue ($ per MWh)	87	81	78
Additional financial information:
Net income (loss) attributable to Unitholders	$ (368)	$ (304)	$ (103)
Basic earnings (loss) per LP unit(1)	(0.69)	(0.61)	(0.26)
Proportionate Adjusted EBITDA(2)	1,876	1,614	1,444
Funds From Operations(2)	934	807	761
Funds From Operations per Unit(2)(3)	1.45	1.32	1.30
Distribution per LP unit(3)	1.22	1.16	1.10
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Property, plant and equipment, at fair value	$ 49,432	$ 44,590	$ 41,055
Equity-accounted investments	1,107	971	937
Total assets	55,867	49,722	46,196
Total borrowings	21,529	18,082	17,300
Deferred income tax liabilities	6,215	5,515	4,855
Other liabilities	4,127	4,358	3,561
Participating non-controlling interests – in operating subsidiaries	12,303	11,100	11,086
General partnership interest in a holding subsidiary held by Brookfield	59	56	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894	2,721	3,317
BEPC exchangeable shares	2,562	2,408	—
Preferred equity	613	609	597
Perpetual subordinated notes	592	—	—
Preferred limited partners’ equity	881	1,028	833
Limited partners’ equity	4,092	3,845	4,579
Total liabilities and equity	55,867	49,722	46,196
Debt-to-total capitalization (market value)(4)	33%	27%	34%
(1)For the year ended December 31, 2021, average LP units totaled 274.9 million (2020: 271.1 million and 2019: 268.3 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2021 totaled 645.6 million (2020: 609.5 million and 2019: 583.5 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’equity, and Unitholder equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2021				2020
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$905	$806	$817	$839	$746	$724	$764	$853
Net (loss) income	180	153	659	(62)	(1,632)	(1,297)	15	95
Net (loss) income attributable to the partnership	130	214	611	(9)	(1,516)	(1,295)	11	62

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2021 and 2020
The following chart reflects the generation and summary financial figures of our company on a proportionate basis for the three months ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric	3,462	2,954	$279	$173	$150	$132	$115	$86
Wind	528	756	52	62	34	38	27	19
Solar	148	114	32	35	31	26	18	11
Energy transition	141	147	26	32	14	19	11	14
Corporate	—	—	—	—	—	—	(34)	(45)
Total	4,279	3,971	$389	$302	$229	$215	$137	$85
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2021:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$163	$(47)	$(31)	$(14)	$109	$180
Add back or deduct the following:
Depreciation	112	89	61	19	—	281
Deferred income tax expense (recovery)	(16)	(19)	(25)	(7)	(3)	(70)
Foreign exchange and financial instrument loss (gain)	36	31	9	5	1	82
Other(1)	(11)	42	33	27	1	92
Dividends on BEPC exchangeable shares(2)	—	—	—	—	53	53
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(193)	(193)
Management service costs	—	—	—	—	28	28
Interest expense(2)	87	28	49	8	4	176
Current income tax expense (recovery)	(21)	1	—	—	—	(20)
Amount attributable to equity accounted investments and non-controlling interests(3)	(200)	(91)	(65)	(24)	—	$(380)
Adjusted EBITDA	$150	$34	$31	$14	$—	$229
(1)Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $229 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2020:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$127	$55	$(10)	$20	$(1,824)	$(1,632)
Add back or deduct the following:
Depreciation	103	94	44	18	—	259
Deferred income tax expense (recovery)	(39)	(38)	(16)	(13)	(60)	(166)
Foreign exchange and financial instrument loss (gain)	(2)	(15)	(57)	11	—	(63)
Other(1)	11	(29)	64	(7)	390	429
Dividends on BEPC exchangeable shares(2)	—	—	—	—	50	50
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	1,398	1,398
Management service costs	—	—	—	—	46	46
Interest expense(2)	83	37	51	8	—	179
Current income tax expense (recovery)	32	3	—	—	—	35
Amount attributable to equity accounted investments and non-controlling interests(3)	(183)	(69)	(50)	(18)	—	$(320)
Adjusted EBITDA	$132	$38	$26	$19	$—	$215
(1)Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $229 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company..

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Net income (loss)	$180	$(1,632)
Add back or deduct the following:
Depreciation	281	259
Foreign exchange and financial instruments loss (gain)	82	(63)
Deferred income tax expense (recovery)	(70)	(166)
Other(1)	92	429
Dividends on BEPC exchangeable shares	53	50
Remeasurement of BEPC exchangeable and BEPC class B shares	(193)	1,398
Amount attributable to equity accounted investments and non-controlling interest(2)	(288)	(190)
Funds From Operations	$137	$85
(1)Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect our company against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 5 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines our company’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2021, Brookfield Renewable had approximately 89% of 2022 (2020: 84% of 2021) production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts.

Foreign currency	We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, and Colombian peso – related to operations, anticipated transactions, and certain foreign currency debt.
'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 50% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 15% of our portfolio cash flow, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure currencies in South America – representing 35% of our portfolio cash flow – due to the high costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our variable-rate debt.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed-rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed-rates on certain anticipated future debt issuances
- Our proportionate floating rate exposure represents 14% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our variable-rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

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

'- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2021, 89% (2020: 95%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend payments to shareholders. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to our company to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio. Refer to Note 17 – Capital Management of the annual audited consolidated financial statements for further disclosures.

'- As at December 31, 2021, available group liquidity was $4.1 billion. Liquidity is comprised of the group's proportionate share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and share of subsidiary credit facilities. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2021 and December 31, 2020 and for each of the years in the three years ended December 31, 2021 are prepared in accordance with IFRS as issued by the IASB, which requires the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments , the related deferred income tax liabilities and decommissioning liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ending December 31, 2021. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
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
(i)Property, plant and equipment
The fair value of our company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 – Property, plant and equipment, at fair value in our company's audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of our company’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our company's audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Our company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
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
CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The following are the critical judgments that have been made in applying the accounting policies used in the audited consolidated financial statements that have the most significant effect on the amounts in the audited consolidated financial statements:
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
(iii) Property, plant and equipment
The accounting policy relating to our company’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method in the audited consolidated financial statements of our company. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

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
Our company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia and 2025 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
(iv) Financial instruments
The accounting policy relating to our company’s financial instruments is described in Note 1(k) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to our company’s income taxes is described in Note 1(m) – Income taxes in the audited consolidated financial statements of our company. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted.

The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Our company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on our company’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Our company is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Our company is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on our company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
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
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of our Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
The reporting to the CODM was revised during the year to incorporate the energy transition business of our company. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our audited annual consolidated financial statements.
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
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
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
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
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
Our company uses Adjusted EBITDA to assess performance before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our audited annual consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
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

	BEP Units
	High	Low	Volume
	($)	($)
2022
January 1, 2022 – February 24, 2022	36.24	30.93	18,170,189
2021
January 1, 2021 – March 31, 2021	49.87	37.74	34,278,278
April 1, 2021 – June 30, 2021	44.3	34.55	21,954,383
July 1, 2021 – September 30, 2021	41.77	35.61	15,305,484
October 1, 2021 – December 31, 2021	40.86	32.85	23,136,088
2020
January 1, 2020 – March 31, 2020	30.75	16.04	47,797,609
April 1, 2020 – June 30, 2020	27.99	20.95	37,233,423
July 1, 2020 – September 30, 2020	35.14	25.55	44,736,769
October 1, 2020 – December 31, 2020	43.42	33.96	35,037,055
2019
January 1, 2019 – March 31, 2019	17.04	13.81	18,006,155
April 1, 2019 – June 30, 2019	18.53	16.36	14,085,648
July 1, 2019 – September 30, 2019	21.77	18.5	15,803,335
October 1, 2019 – December 31, 2019	25.97	21.46	19,273,977
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

	BEP Units
	High	Low	Volume
	(C$)	(C$)
2022
January 1, 2022 – February 24, 2022	45.93	39.24	25,086,751
2021
January1, 2021 – March 31, 2021	63.39	47.87	20,522,570
April 1, 2021 – June 30, 2021	55.4	41.88	16,416,651
July 1, 2021 – September 30, 2021	52.41	45.5	10,533,934
October 1, 2021 – December 31, 2021	50.54	42.05	13,947,076
2020
January 1, 2020 – March 31, 2020	50.9	29.16	38,627,006
April 1, 2020 – June 30, 2020	49.07	37.11	22,741,859
July 1, 2020 – September 30, 2020	51.2	36.23	25,855,401
October 1, 2020 – December 31, 2020	55.76	44.83	22,341,387
2019
January 1, 2019 – March 31, 2019	28.51	23.61	16,072,349
April 1, 2019 – June 30, 2019	30.69	27.61	13,087,280
July 1, 2019 – September 30, 2019	36.05	30.35	14,892,533
October 1, 2019 – December 31, 2019	42.97	35.73	23,970,699

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
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A, “Operating Results - Part 8 - Critical Estimates and Accounting Policies”.
5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
See Item 5.A “Operating Results – Liquidity and Capital Resources”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
The BEPC Board of Directors
The following table presents certain information concerning the board of directors of BEPC:

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	73	Chair	Vice Chair of Brookfield Asset Management

Scott Cutler Utah, United States	52	Director	Chief Executive Officer of StockX

Eleazar de Carvalho Filho(2)(5) Sao Paulo, Brazil	64	Director	Founder of Virtus BR Partners; director of TechnipFMC plc, Grupo Pão de Açúcar, Cnova N.V.; Chairman of Oi S.A.

Nancy Dorn(3) Georgia, United States	63	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	82	Director	Director

Randy MacEwen (5) British Columbia, Canada	53	Director	President and Chief Executive Officer of Ballard Power Systems

Lou Maroun(3) Warwick, Bermuda	71	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and director and Chairman of Summit Industrial Income REIT

Sachin Shah Ontario, Canada	45	Director	Managing Partner and Chief Investment Officer of Brookfield Asset Management; Vice Chair of Brookfield Renewable; Chief Executive Officer of Brookfield Asset Management Reinsurance Partners Ltd.

Stephen Westwell(2) London, United Kingdom	63	Director	Director

Patricia Zuccotti(2) Washington, United States	74	Director	Director

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
(4)Lead independent director.
(5)Non-overlapping board member of BEPC who will assist BEPC with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. Mr. de Carvalho de Filho served on the board of directors of the general partner of BEP since November 2011 and resigned from such board of directors shortly before the completion of the special distribution. .

BEPC Directors
Set forth below is biographical information for the BEPC directors.
Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of BEPC since the completion of the special distribution. Mr. Blidner is a Vice Chair of Brookfield Asset Management. Mr. Blidner is Chairman of the general partner of BEP and Chairman of the general partner of Brookfield Business Partners L.P. He also serves as a Director of Brookfield, the general partner of Brookfield Infrastructure Partners L.P., the general partner of Brookfield Property Partners L.P., Brookfield Infrastructure Corporation and Brookfield Property REIT Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of BEPC since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrбs and Vale, among others. Mr. de Carvalho Filho is currently Chairman of Oi S.A. He also serves on the board of directors of TechnipFMC plc and Companhia Brasileira de Distribuicгo (Grupo Pгo de Aзъcar and its affiliate, Cnova N.V.). Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.
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
David Mann. Mr. Mann is the lead independent director of BEPC since completion of the special distribution and is also the lead independent director of the general partner of BEP. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and

Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He retired as Chairman of Logistec Corporation in 2016 and Chairman of Allbanc Split Corp II. in 2021. He retired as a director of Acadian Timber Corp in 2018 and director of NewGrowth Corp. in 2019. Mr. Mann holds a Bachelor of Commerce and an LL.B from Dalhousie University and an LL.M from the University of London.
Lou Maroun. Mr. Maroun is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P. where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
Randy MacEwen. Mr. MacEwen is a director of BEPC since 2021. He is the President and Chief Executive Officer of Ballard Power Systems and is also a member of the Board of Directors of Ballard Power Systems. Mr. MacEwen has held executive roles in clean energy companies for 20 years, including in hydrogen, fuel cells and solar. In his earlier career, Mr. MacEwen was a lawyer specializing in mergers and acquisitions and corporate finance. He represents Ballard as a supporting member of the Hydrogen Council. Mr. MacEwen holds a Bachelor of Arts degree and a Bachelor of Law degree.
Sachin Shah. Mr. Shah is a director of the Managing General Partner and of BEPC. He is a Managing Partner and Chief Investment Officer of Brookfield Asset Management, a Vice Chair of Brookfield Renewable and Chief Executive Officer of Brookfield Asset Management Reinsurance Partners Ltd. As Chief Investment Officer, he is actively involved in investment decisions made by Brookfield and oversees its growth into new lines of business. As Vice Chair of Brookfield Renewable, he supports business development initiatives for the renewables business. In addition to serving as a director of BEP’s general partner, Mr. Shah serves as Chair of the board of directors of Brookfield Asset Management Reinsurance Partners Ltd. and as a director of American Equity Investment Life Holding Company. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA). Mr. Shah is not considered an independent director because of his role at Brookfield.
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
Compensation
Our directors are entitled to an annual retainer of $165,000 (effective as of January 1, 2022; $140,000 prior thereto) for their service on the board of directors and committees of the general partner of BEP and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2021, each of the directors (other than Mr. MacEwen who joined the board of BEPC in November 2021 and received $35,000 for the year) received $140,000 for their service on the board of directors and committees of the general partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. The chair of the audit committee of the general partner of BEP and BEPC received an additional $20,000, the chair of the nominating and governance committee of the general partner of BEP and BEPC received an additional $10,000 and the lead independent director of the general partner of BEP and BEPC received an additional $10,000 for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of BEPC or the general partner of BEP.
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
Additional Information About Directors and Officers
To our knowledge, within the past ten years, no director or executive officer of the company and no employee of the Service Providers who performs an executive function for BEPC has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. As of the date of this Form 20-F, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protections.
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
About Brookfield
BEPC does not have any employees, other than employees of its operating subsidiaries. Instead, similar to the partnership, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfil the Service Providers’ obligations under the Master Services Agreement. Brookfield is a leading global alternative asset manager with approximately $690 billion of assets under management across real estate, infrastructure, renewable power and transition private equity and credit. Brookfield is co-listed on the NYSE and the TSX under the symbol “BAM” and “BAM.A”, respectively. See Item 4.B “Business Overview - The Service Provider” and Item 7.B “Related Party Transactions” for more information.

The following table presents certain information concerning the individuals who are principally responsible for our operations and their positions with the Service Providers as of the date of this Form 20-F.

Name	Years of Experience in industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	12	9	Chief Executive Officer
Wyatt Hartley	16	12	Chief Financial Officer
Ruth Kent	23	8	Chief Operating Officer
Jennifer Mazin	23	8	General Counsel

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
The table below sets forth the management fees for the years ended December 31, 2021, 2020 and 2019, respectively, all of which were paid by BRELP.

	For the year ended December 31,
$ MILLIONS	2021	2020	2019
Base management fee	$288	$212	$180
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2021, none of the directors, officers, employees and former directors, officers and employees of our Company, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
Size, Independence and Composition of the BEPC Board
The BEPC board is currently comprised of ten (10) directors. The BEPC board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of BEPC and subject to the BEPC articles. At least three (3) directors and at least a majority of the directors holding office must be independent of BEPC and Brookfield, as determined by the full BEPC board using the standards for independence established by the NYSE. Our board of directors mirrors the board of the general partner of BEP, except that our board has two additional non-overlapping board members to assist BEPC with, among other things, resolving conflicts of interest, if any, that may arise from its relationship with the partnership.
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
Board Diversity Policy
BEPC has a board diversity policy. The diversity policy is informed by our company’s and the partnership’s deep roots in many global jurisdictions and the belief that the BEPC board should reflect a diversity of backgrounds relevant to its strategic priorities. When we consider diversity this includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the BEPC board. BEPC appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the diversity policy. The BEPC nominating and governance committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The BEPC board is currently comprised of ten (10) directors. Of the ten (10) directors, eight (8) are independent and two (2) are female (both of whom are independent directors). Accordingly, 20% of BEPC’s directors are women and women represent 25% of such independent directors. The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
Size and Composition of the Board of Directors
The BEPC board is comprised of ten (10) directors. See Item 6.C “Board Structure, Practices and Committees—Size, Independence and Composition of the BEPC Board of Directors”.
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
The following table describes the independence status of the directors of our company.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Asset Management
Scott Cutler	Independent
Eleazar de Carvalho Filho	Independent
Nancy Dorn	Independent
David Mann	Independent
Randy MacEwen	Independent
Lou Maroun	Independent
Sachin Shah	Related	Mr. Shah is Chief Investment Officer of Brookfield Asset Management
Stephen Westwell	Independent
Patricia Zuccotti	Independent
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
•Eleazar de Carvalho Filho: TechnipFMC plc; Companhia Brasileira de Distribuicro (Grupo Pгo de Aзъcar and its affiliate, Cnova N.V.); OI S.A.
•Randy MacEwen: Ballard Power Systems
•Lou Maroun: Summit II REIT and the general partner of Brookfield Property Partners L.P.
•Sachin Shah: American Equity Investment Life Holding Company; Brookfield Asset Management Reinsurance Partners Ltd.
•Stephen Westwell: Sasol (Pty) Limited
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
The audit committee had four regular quarterly meetings in 2021 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2022.
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
The BEPC nominating and governance committee had four regular quarterly meetings in 2021 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2022. As if the date of this Form 20-F, the BEPC nominating and governance committee is comprised of the following three directors, David Mann (Chair), Lou Maroun and Nancy Dorn, all of whom are independent directors.
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
We lease the principal office of our Brazil business, which is located in Rio de Janeiro. This office oversees our operations in Brazil, with approximately 565 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil. We also employ 5 employees in Uruguay, none of whom are covered by collective bargaining agreements.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 605 full time employees, of which approximately 86% are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Colombia.
The principal office of our European operations is located in London, in the United Kingdom. Our European business, which includes an office in Madrid, Spain, employs approximately 235 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
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

	BEPC Exchangeable Shares (1)(2)
Name and Address	Number	Percentage
Brookfield Asset Management Inc.(3)	44,813,835	26.0%
FMR LLC(4)	8,876,144	5.2%

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
(2)     The percentages shown are based on 172,228,594 BEPC exchangeable shares outstanding as of February 24, 2022.
(3)     Brookfield may be deemed to be the beneficial owner of 44,813,835 BEPC exchangeable shares that it holds through wholly owned subsidiaries. The business address of Brookfield is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3.
(4)     Based on Schedule 13G, a filed FMR LLC and Abigail P. Johnson with the SEC on February 9, 2022. The business address of FMR LLC and Ms. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
The partnership holds all of the BEPC class B shares, having a 75% voting interest, and BEPC class C shares, which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares, subject to the prior rights of holders of BEPC preferred shares.
As of February 24, 2022, 43,183 of our outstanding BEPC exchangeable shares were held by 10 holders of record in the United States, not including BEPC exchangeable shares held of record by DTC. As of February 24, 2022, DTC was the holder of record of 96,687,200 BEPC exchangeable shares.

7.B    RELATED PARTY TRANSACTIONS
Brookfield is an affiliate of our company. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality renewable power assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and the notes to our audited consolidated financial statements for the year ended December 31, 2021, 2020 and 2019, respectively.
Brookfield Relationship Agreement
Our group, BRELP, the Service Providers, Brookfield and others have entered into a relationship agreement (“Brookfield Relationship Agreement”), which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Brookfield Relationship Agreement. Pursuant to the Brookfield Relationship Agreement, Brookfield has agreed that our group will serve as its primary (though not exclusive) vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis. Our group’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of our group’s strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our group’s strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund and Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments and Brookfield Global Transition Fund, which as of the date of this Annual Report on Form 20-F was still fundraising. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield will be allocated to Brookfield sponsored funds and Brookfield Renewable would fund Brookfield’s participation in such funds with respect to renewable power investment made by such funds. Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of inherent limitations such as our group’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our group’s strategy, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield and the Partnership”.
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

Our group acknowledges and agrees that some of these entities may have objectives that overlap with our group’s objectives or may acquire renewable power assets or businesses that could be considered appropriate acquisitions for our group, and that Brookfield could have greater financial incentives to assist those other entities over BEPC. Due to the foregoing, our group expects to compete from time to time with Brookfield or other third parties for access to the benefits that it expects to realize from Brookfield’s involvement in its business.
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
Energy Marketing Internalization
In 2018, Brookfield Renewable and Brookfield internalized all energy marketing capabilities in North America into Brookfield Renewable (the “Energy Marketing Internalization”). The Energy Marketing Internalization closed in September 2019, resulting in the transfer of Brookfield’s existing energy marketing business to Brookfield Renewable’s subsidiary, BRTM, including the marketing, purchasing and trading of energy and energy related products in North America, the provision of energy marketing services to our North American operating vehicles, and all matters incidental thereto. The Energy Marketing Internalization also resulted in the assignment of all third party energy trading contracts and certain internal related party power purchase and revenue support agreements from BEM LP to BRTM.
As part of the Energy Marketing Internalization, Brookfield Renewable and Brookfield entered into an agreement pursuant to which BRTM provides energy marketing services to Brookfield for a fee. See “Energy Marketing Agreement”.
In 2021, Brookfield Renewable established ETM as its Canadian platform for Canadian energy marketing and trading activities. BRTM expects to complete the transfer of all of its Canadian energy and trading activities to ETM in 2022.
In the first quarter of 2021, the company and the partnership entered into an agreement to fully internalize all energy marketing capabilities in North America into the company. See Item 5.A “Operating Results–Additional Consolidated Financial Information–Related Party Transactions”.
Energy Revenue Agreement
On November 23, 2011, BEM LP, a subsidiary of Brookfield Asset Management, and BPUSHA, a subsidiary of BRELP that indirectly owns most of our U.S. facilities, entered into an energy revenue agreement (“Energy Revenue Agreement”) pursuant to which BEM LP agreed to support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP agreed to pay BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The “Fixed Amount” is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per year). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP receives from BPUSHA an amount equal to such excess.
In the Energy Revenue Agreement, BEM LP agreed that at all times that it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. This guarantee is currently being provided by Brookfield.
The Energy Revenue Agreement has an initial term of 20 years, with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP provides written notice that the agreement shall terminate with respect to one or more facilities five years after the end of the applicable term. The Energy Revenue Agreement is subject to customary termination provisions in the event of a failure to pay or an insolvency event of BPUSHA or BEM LP.

In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046.
Other Power Agreements
In addition to the Energy Revenue Agreement, Brookfield Renewable continues to be a party to a number of PPAs that provide for the sale of power generated from certain of Brookfield Renewable’s North American facilities to Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Approximately 15% of our economic exposure for 2021 (on a proportionate basis) is with Brookfield.
Details of the related party power purchase and revenue support agreements are as follows:
In December 2009, Brookfield entered into a 20-year power sales agreement with the Province of Ontario that matures in 2029, and applies to all power produced by hydro assets in Ontario that are owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”). On July 6, 2009, Brookfield entered into a PPA with Brookfield Renewable pursuant to which it agreed to pay a certain price for the power generated by the GLPL facilities and an agreement pursuant to which it increased the price and extended the term of a PPA in respect of the MPT facilities. On November 28, 2011, PPAs with Brookfield were amended to increase the price paid by Brookfield in respect of the GLPL and MPT facilities and to extend the term of such contracts. The material terms of the GLPL and MPT contract amendments are described below.
Pursuant to an existing PPA, Brookfield supports the price that Brookfield Renewable receives for energy generated by all of GLPL’s facilities in Ontario at a price of C$82 per MWh (increased from C$68 per MWh by a contract amendment that was effective as of November 23, 2011), subject to an annual adjustment equal to 40% of the increase in CPI in the previous year. The PPA had an initial term ending on December 1, 2029, which automatically renewed for successive 20-year periods, subject to certain termination provisions. After December 1, 2029, the price under the PPA would revert back to the original C$68/MWh price (as escalated in accordance with the original inflation linked price escalation provisions in such agreement). On October 30, 2018, Brookfield and Brookfield Renewable agreed to amend the PPA in respect of GLPL to increase the price Brookfield pays Brookfield Renewable to an estimated average price of C$100 per MWh for energy generated by GLPL, to amend the annual inflation adjustment to a 3% fixed rate and to fix the contract termination date at December 1, 2029. In connection with these changes, Brookfield Renewable was granted the option to extend Brookfield’s fixed price commitment in respect of the GLPL facilities through 2044 at a price of C$60 per MWh.
Under a PPA with MPT, Brookfield purchases the energy generated by MPT’s facilities in Ontario at a price of C$103 per MWh (increased from C$68 per MWh by an amendment to the PPA effective as of November 23, 2011), subject to an annual adjustment equal to 20% of the increase in the CPI in the previous year. The MPT PPA terminates on December 1, 2029, subject to MPT’s option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024. On October 30, 2018, Brookfield and Brookfield Renewable effectively increased the price payable by Brookfield to C$127 per MWh and set the annual inflation adjustment to a 3% fixed rate.
Pursuant to a PPA guarantee that expired in 2021, Brookfield had guaranteed to Powell River the payment obligations of an industrial power purchaser for an annual fee of $0.5 million.
Pursuant to a PPA guarantee, expiring in 2023, Brookfield guarantees to Pontook Operating Limited Partnership the payment by BRTM of a power purchase price of $36/MWh.
Energy Marketing Agreement
As part of the Energy Marketing Internalization, BEM LP, a subsidiary of Brookfield Asset Management, and BRTM, a subsidiary of Brookfield Renewable, entered into an energy marketing services agreement pursuant to which BRTM has agreed to provide energy marketing services to BEM LP (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, BRTM provides energy marketing services to BEM LP specifically related to the power generating facilities that are subject to the Energy Revenue Agreement. The energy marketing services provided by BRTM to BEM LP include preparing and assisting with compliance with an annual marketing plan and preparing and assisting with compliance with a risk management policy. Pursuant to the Energy Marketing Agreement, BEM LP pays BRTM a base annual marketing fee equal to $1.3 million, which is subject to increase by a specified inflation factor (with the first such increase having been made on January 1, 2020), paid in equal monthly installments. The Energy Marketing Agreement terminates on the expiry of the Energy Revenue Agreement (the term of which is currently scheduled to expire on November 23, 2031, but may be extended to 2046). The Energy Marketing Agreement is subject to customary termination provisions in the event of a failure to pay or insolvency of one of the parties.
The Energy Marketing Agreement does not prohibit BRTM or its affiliates from pursuing other business activities that compete directly or indirectly with BEM LP. For a description of related aspects of the relationship between Brookfield and Brookfield Renewable, see Item 7.B “Related Party Transactions—Brookfield Relationship Agreement”.
The energy marketing agreement between BEM LP and certain subsidiaries of Brookfield Renewable, pursuant to which BEM LP previously provided such subsidiaries with energy marketing services, was effectively terminated upon closing of the Energy Marketing Internalization.
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
Insurance
As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefit of certain of our North American operating entities. This coverage is limited to a portion of the primary layer of property insurance and supplements property insurance coverage provided by third-party carriers. The premiums charged pursuant to these arrangements are at or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, approximately $1 million has accrued as at the end of the fourth quarter of 2021.
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
Credit Support
Certain subsidiaries of BEPC fully and unconditionally guarantee (i) any all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC (“Canadian Finco”), in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) the all present and future senior preferred shares of BRP Equity as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) from time to time, certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, and (iv) the obligations of under all present and future bilateral credit facilities established for the benefit of our group.
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
The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV, and (B) Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which we invest, and our Conflicts Protocols that have been approved by our independent directors or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
Brookfield’s activities include, among others: investment and asset management; managing and investing reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Renewable’s ability to successfully implement its strategies or achieve its investment objectives.
As described further below under this Item 7.B “Related Party Transactions—Resolution of Conflicts”, our group maintains conflicts protocols, guidelines and principles (the “Conflicts Protocols”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions, and which was put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focus on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of our independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our independent directors. By acquiring our BEPC exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be resolved in a manner that is favourable to Brookfield Renewable, Brookfield Accounts in which we invest or our shareholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in BEPC exchangeable shares and the operation of Brookfield Renewable.
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.
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
Where the investment mandates of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). The factors considered by

Brookfield in allocating investments among Brookfield Accounts with overlapping investment mandates may change over time (including to consider new, additional factors) and different factors could be emphasized or be considered less relevant with respect to different investments. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely.
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
•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts. In addition, Brookfield’s allocation of investment opportunities could benefit Brookfield in other ways, including increased attractiveness of the units of, and commitments to, other Brookfield Accounts.
•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to Brookfield Renewable or a Brookfield Account in which we are invested exceeds the amount that is advisable or appropriate for Brookfield Renewable or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by Brookfield Renewable’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole and absolute discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, shareholders of our company, unitholders of Brookfield Renewable, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Investing Affiliate, and/or one or more third parties. Brookfield Renewable, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested. In addition, Brookfield may offer potential co-investment opportunities to potential co-investors that are potentially of strategic benefit to the applicable investment opportunity, Brookfield Renewable and/or the relevant Brookfield Account as a whole (“Strategic Co-Investor”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable or the relevant Brookfield Account, and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to Brookfield Renewable or the relevant Brookfield Account.

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
Brookfield may determine, on behalf of Brookfield Renewable, that Brookfield Renewable will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may assign Brookfield Renewable’s right to participate in a co-investment opportunity to any other individual or entity.
In addition, Brookfield may determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities of a particular Brookfield Account to certain investors or other persons (but not to Brookfield Renewable and other similarly situated investors) pursuant to contracts or other arrangements with such investors or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which investors or other persons would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
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
In addition, there is no requirement that any co-investment offered by a Brookfield Account be made or disposed of at the same time or on the same terms for each co-investor. For example, investors may participate in co-investment opportunities at a different time than Brookfield Renewable, which will also impact returns realized by such co-investors relative to Brookfield Renewable.
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
Certain investors in Brookfield Accounts are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in Brookfield Renewable does not entitle any shareholder or unitholder to allocations of co-investment opportunities (either alongside Brookfield Renewable or any other Brookfield Account) and shareholders and unitholders generally will not have any right to receive co-investment opportunities.
•Co-Investment Expenses. Co-investors (including Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and in certain cases, may be required to pay their pro rata share of fees, costs and expenses related to potential co-investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).
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
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in (a) third-party general partner led recapitalizations of closed-end funds, joint ventures, other investment vehicles, and assets where the third-party general partner maintains the day-to-day responsibility for the assets, (b) limited partner interests in commingled investment vehicles at discount to NAV, (c) co-investments in specific assets alongside the general partner or its managed vehicles at preferential rates, and (d) structured solutions and/or preferred equity plays (collectively, “Secondary Investments”). These Secondary Investments may be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Renewable, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and Brookfield Renewable and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by Brookfield Renewable or a Brookfield Account in which we invest for market share or other matters.

In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of Brookfield Renewable’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and Brookfield Renewable and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with Brookfield Renewable’s or Brookfield Accounts’ in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Renewable or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Investing Affiliate and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield, the Investing Affiliate or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with us; (ii) in their discretion, invest alongside us; (iii) be borrowers of certain investments or lenders in respect of Brookfield Renewable; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
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
If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Renewable, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Renewable, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Renewable’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of Brookfield Renewable, the Brookfield Account in which we are invested, our portfolio companies, our shareholders or BEP's unitholders, which may materially and adversely affect Brookfield Renewable, the Brookfield Account in which we are invested, our portfolio companies and, in certain circumstances such as an event of default, ultimately may result in realization of assets by Brookfield Renewable or a Brookfield Account in which we are invested at a loss, including loss of the entire investment of our shareholders or BEP's unitholders. In addition, if Brookfield is a party to a transaction or an agreement with Brookfield Renewable, a Brookfield account in which we are invested or an underlying investment to provide services or financing to us, the Brookfield Account in which we are invested or the underlying investment, Brookfield will have the sole right to, through or on behalf of Brookfield Renewable, the Brookfield Account in which we are invested or an underlying investment either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of Brookfield Renewable thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third- party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, and/or (v) resolution of liabilities in connection with an investment among the accounts. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors.
As noted above, from time to time Brookfield Renewable and/or a Brookfield Account in which we are invested, on the one hand, and Brookfield and other Brookfield Accounts (including co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. For example, if the company or asset invested in experiences financial distress, bankruptcy or a similar situation, our interest may be subordinated or otherwise adversely affected by virtue of Brookfield’s or another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of Brookfield Renewable and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each account (including Brookfield Renewable and/or the Brookfield Account in which we are invested) fairly, reasonably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and Brookfield Renewable and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which Brookfield Renewable and/or a Brookfield Account in which we are invested has a position. Brookfield Renewable and/or a Brookfield Account in which we are invested could be negatively affected by these activities, and transactions on behalf of Brookfield Renewable and/or a Brookfield Account in which we are invested could be executed at prices or terms that are less favorable than would otherwise have been the case. In addition, in the event that Brookfield and/or other Brookfield Accounts hold voting securities of an issuer in which we (directly or indirectly) hold loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts could have the right to vote on certain matters that could have an adverse effect on the positions held by Brookfield Renewable or Brookfield Accounts in which we invest.
As a result of the various conflicts and related issues described above, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by Brookfield Renewable, a Brookfield Account in which we are invested and/or portfolio companies. Brookfield Insurance Accounts could also provide financing to parties that purchase investments from a Brookfield Account in which we are invested.
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
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.
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
•Linked Transactions/Arrangements. Brookfield intends from time to time to contract with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation guidelines in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we are invested, and may in connection therewith commit Brookfield Renewable and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
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
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-

party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Renewable and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside Brookfield Renewable and other Brookfield Accounts. There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Renewable (or any other Brookfield Account) and to ensure that Brookfield Renewable’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
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
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for Brookfield Renewable and/or Brookfield Accounts that we are invested in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.

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
•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we are invested) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to Brookfield Renewable and Brookfield Accounts in which we are invested) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance, operations and other similar expenses that relate to Brookfield Accounts (including the expenses of both internal and external legal, tax and compliance personnel). Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain costs and expenses, such as costs and expenses relating to support services performed for the benefit of Brookfield Renewable by Brookfield personnel and/or third party service providers, may be aggregated together with similar costs and expenses applicable to other Brookfield Accounts and split among Brookfield Renewable and such other Brookfield Accounts in a manner determined by Brookfield, in its sole discretion, to be fair and reasonable (which may include, among other possible methodologies, allocating based on the relative sizes of the relevant Brookfield Accounts). In these cases, such aggregation will result in Brookfield Renewable and/or Brookfield Accounts in which we are invested bearing a portion of costs and expenses that relate to services performed for the benefit of other Brookfield Accounts (while such other Brookfield Accounts will bear a portion of costs and expenses that relate to services performed for Brookfield Renewable). Any such allocation could result in Brookfield Renewable bearing higher portion of such costs and expenses than it would under a different allocation methodology.
Certain expenses are suitable for only Brookfield Renewable or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to Brookfield Renewable and other Brookfield Accounts despite the fact that such expenses may not directly relate to Brookfield Renewable and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit Brookfield Renewable (and Brookfield Accounts that we invest in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation (which may include services by Brookfield personnel and/or third party service providers). Brookfield will allocate such expenses among Brookfield Accounts (including Brookfield Renewable) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account. Similarly, expenses that are expected to be borne by a particular investor or a third party may be allocated to a Brookfield Account (including Brookfield Renewable) to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account or bespoke reporting or other similar arrangements.
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
•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to Brookfield Renewable, Brookfield Accounts in which we invest and their portfolio companies that would otherwise be provided by independent third parties, including among others lending, and loan special servicing; development oversight; development management; investment banking (including participation by Brookfield-affiliated broker-dealers in the underwriting syndicates for securities issuances by Brookfield Accounts or the portfolio companies of Brookfield Accounts); advisory; consulting; entitlement; acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial; the placement and provision of various insurance policies and coverage, including risk retention and/or insurance captives; development, construction and design (including oversight thereof), real estate and property management (and oversight thereof), leasing, power marketing, operational, legal, financial, compliance, tax, back office, environmental, social and governance related services, brokerage, corporate secretarial, accounting, human resources and bank account management; supply or procurement of power and energy; transaction support; fund administration; accounting and reporting (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents); other financial operations services, hedging and other treasury services and capital markets services; services relating to the use of entities that maintain a permanent residence in certain jurisdictions; data management services; and other services or products (such services, collectively, “Affiliate Services”).

To the extent that Brookfield or a Brookfield Account provides Affiliate Services to us, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates approved by the Brookfield Account that receives the services pursuant to an Affiliate Services rate schedule (the “Rate Schedule”); (ii) at rates for the relevant service that Brookfield reasonably believes are consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); (iii) at cost (including an allocable share of internal costs) plus an applicable administrative fee; or (iv) at any other rates with the approval of our independent directors (for services provided to Brookfield Renewable) or of the relevant Brookfield Account’s investors or its advisory committee (for services provided to a Brookfield Account in which we are invested or a portfolio company thereof).
Brookfield Renewable is currently, and expects to be in the future, engaged to provide certain Affiliate Services to Brookfield Accounts and assets and/or portfolio companies thereof (including Brookfield Accounts in which Brookfield Renewable is invested). When Brookfield Renewable is engaged to provide Affiliate Services, such services will generally be provided at cost (including an allocable share of internal costs) plus an applicable administrative fee, which is expected to be lower than prevailing arm’s length market rates for the services. This reduced level of compensation earned by Brookfield Renewable is and will be offset in part by the corresponding benefit Brookfield Renewable will receive as an investor in the Brookfield Accounts receiving the Affiliate Services (i.e., in the form of lower operational costs borne by the Brookfield Accounts).
In furtherance of the foregoing, Brookfield Renewable intends to have strategic or operations professionals with established industry expertise advise on a range of activities related to renewable and clean energy development investments and assets, including participating in the origination, identification, assessment, pursuit, coordination, underwriting, execution and consummation of renewable and clean energy, development opportunities, including project planning, engineering analysis, securing site control, preparing and managing interconnection approvals and permits, financial analysis and managing-related stakeholder matters. Such activities give rise to certain conflicts of interests and while such activities are similar to those services provided by other Brookfield Affiliates in their capacity as manager of a Brookfield Account, they otherwise would have been provided by independent third parties in this context. Moreover, while as noted above the compensation payable by the Brookfield Account or applicable investment or asset to Brookfield Renewable in respect of the Affiliate Services provided by Brookfield Renewable is expected to be lower than prevailing arm’s length market rates, Brookfield Renewable will not receive any portion of Brookfield’s management fee for such activities, and Brookfield’s management fee will not be offset as a result of such activities.
For the avoidance of doubt, where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the amount charged or allocated (whether such Affiliate Services are provided in accordance with the Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) may include (i) a management promote, incentive fee and/or other performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) a pass-through of costs, including (a) compensation for personnel (including salary and incentive compensation), expenses (including human resources, rent and office services, talent acquisition, professional development, travel, professional fees), and other benefits, as reasonably allocated, and (b) information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service and will, in certain cases, be based on estimates made by Brookfield in its sole discretion in good faith). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by Brookfield Renewable or Brookfield Accounts in which we invest) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to Brookfield Renewable and Brookfield Accounts in which we are invested.
Brookfield expects (but will not be obligated) to utilize a number of different methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine the portion of pass-through and other costs to be allocated to one or more Brookfield Accounts and/or their investments in respect of Affiliate Services, including those provided by Brookfield, Brookfield Renewable and/or another Brookfield Account. The methodologies utilized for allocating costs will include one or more of the following methodologies as well as other methodologies deemed fair and reasonable by Brookfield over time: (i) the amount of time spent by employees providing such services (including on the basis of estimates and at a blended rate); (ii) the relative size or generation (e.g., MW hours) of the assets, portfolio companies and/or potential investments receiving such service; and (iii) the estimated level of effort required to provide a service relative to other services provided by the same employees (for instance, the allocation of costs for employees providing financial reporting services could be allocated based on the estimated level of effort required for audited financial statements versus unaudited financials).
At all times, Brookfield (on behalf of the service provider) will endeavor to make these determinations fairly, reasonably and in an impartial manner. However, there can be no assurance that any determination will accurately reflect the actual value of Affiliate Services provided (including by Brookfield Renewable) in any particular situation, or that its own interests won’t influence its determinations, or that a different methodology would not have also been fair and reasonable and that such other methodology would not yield a different result. Moreover, it is possible that a Brookfield Account (including one in which Brookfield Renewable is invested) will bear a larger portion of costs than it otherwise would have if Brookfield did not face the conflicts of interest discussed herein. In addition, the methodologies that Brookfield utilizes are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation in the manner in which situations are addressed.
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
The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield could nonetheless determine, in its sole discretion, to use Affiliate Service Rates cost plus an administrative fee or otherwise in these situations).
If an Affiliate Service is charged at the Affiliate Service Rate. Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, (vii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is determined by a third party member of the syndicate, or (viii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by Brookfield Renewable and other Brookfield Accounts (as applicable).

While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield (or Brookfield Renewable) for any Affiliate Service will not be greater (or lower) than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time.
For the avoidance of doubt, fees and allocable share of costs may be charged for Affiliate Services (whether in accordance with the Rate Schedule, Affiliate Service Rates, costs plus an administrative fee, or otherwise) in advance based on estimated budgets (including estimates regarding costs), expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time periods, and to the extent determined by Brookfield to be required or warranted will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments.
In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable and Brookfield Accounts in which we are invested which do not reduce management fees and are not otherwise shared with Brookfield Renewable, holders of BEPC exchangeable shares, BEP's unitholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Renewable, holders of BEPC exchangeable shares, BEP's unitholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to holders of BEPC exchangeable shares or BEP's unitholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Renewable, a Brookfield Account in which we are invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Renewable, holders of BEPC exchangeable shares, BEP's unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by Brookfield Renewable and other Brookfield Accounts. Finally, Brookfield personnel expect to develop industry knowledge and technical expertise from their activities on behalf of Brookfield Renewable and Brookfield Accounts, the benefits of which will inure exclusively to Brookfield and its personnel and which will not reduce management fees or expenses.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined above.
From time to time, Brookfield may terminate any Affiliate Services arrangement or contracts related thereto, including those with Brookfield Renewable and/or Brookfield Accounts in which we invest (either because we wish to terminate the arrangement or because Brookfield or another Brookfield Account or portfolio company thereof wishes to do so), which may include early termination prior to the expiration of any such arrangement or contract. In such instances, Brookfield will seek to act in the best interests of the Brookfield Accounts (including Brookfield

Renewable), taking into account the applicable facts and circumstances at such time, including the approach Brookfield would expect to take in similar circumstances with a third party.
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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of Brookfield Renewable or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our independent directors in the Conflicts Protocols, but will not be subject to approval by holders of BEPC exchangeable shares, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield. Portfolio companies of Brookfield Accounts are drawn from a number of highly specialized industries, and Brookfield also expects to benefit from the industry knowledge and technical expertise gained by Brookfield employees who are hired or retained by, or seconded to, investments or a Brookfield affiliate on behalf of such investment. Brookfield does not expect to provide any compensation or off-set of fees or expenses to such investments or Brookfield affiliates in exchange for the development of such knowledge or expertise by Brookfield employees.
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
As such, when these support and other services described above are provided, Brookfield Renewable will directly, or indirectly through a Brookfield Account in which we are invested, reimburse Brookfield for its costs and expenses incurred in providing these support services (including an allocable share of internal costs) plus an administrative fee, in accordance with clause (iii) of the second paragraph under “Affiliated and Related-Party Services and Transactions” above. As described above, such internal costs will include an allocable portion of the compensation (including incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by Brookfield Renewable or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by Brookfield Renewable or another Brookfield Account. See “Affiliated and Related-Party Services and Transactions” above for a discussion regarding the allocation of costs among one or more Brookfield Accounts.

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
•Use of Brookfield Arrangements. Brookfield Renewable (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to Brookfield Renewable (and/or Brookfield Accounts in which we are invested) as if Brookfield Renewable (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Renewable (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.
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
•Determinations of Value. Brookfield will value the assets (and liabilities) of Brookfield Renewable and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including holders of BEPC exchangeable shares, analysts, investors and other third parties) may disagree with such valuations. Given the nature of the proposed investment entities, and the significant uncertainty and volatility in the current financial markets due to COVID-19, valuation of assets, especially distressed assets or assets impacted by dislocation, may be difficult. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.
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
RESOLUTION OF CONFLICTS
•Resolution of Conflicts Generally. As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or a Brookfield Account in which we are invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with our Conflicts Protocols that have been approved by our independent directors. Such Conflict Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The Conflicts Protocols generally provide for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the Conflicts Protocols focus on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Conflicts may not be resolved in a manner that is favourable to our company or our shareholders.
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
Pursuant to the Conflicts Protocols, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with the pre-approved guidelines, policies or procedures. Conflicts may not be resolved in a manner that is favourable to our company or our shareholders.
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Canadian Multilateral Instrument 61-101—Protection of Minority Security holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of redeemable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of redeemable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of our company with the partnership or any of its subsidiaries.
In addition, our Conflicts Protocols provide that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Accounts that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The Conflicts Protocols also provide that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Amended and Restated Limited Partnership Agreement of BRELP, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s-

length participant or otherwise demonstrated to be on market terms. The Conflicts Protocols also provide that in transactions involving (i) an acquisition by us of an asset from Brookfield, or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.
CONFLICTS OF INTEREST WITH BEP
Given our group’s ownership structure, the rationale for the formation of BEPC and because each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one BEP unit, our group expects that the interests of BEPC and the partnership will typically be aligned.
However, conflicts of interest might arise between BEPC, on the one hand, and the partnership, on the other hand. In order to assist BEPC in addressing such conflicts, the BEPC board of directors includes two non-overlapping directors. Eleazar de Carvalho Filho and Randy MacEwen currently serve as the non-overlapping members of the BEPC board of directors. Mr. de Carvalho Filho previously served on the board of directors the general partner of BEP since November 2011 and resigned from such board of directors shortly prior to the completion of the special distribution. As with conflicts between BEPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances (iii) supports and reinforces BEPC’s ownership structure, the rationale for the formation of BEPC and the economic equivalence between the BEPC exchangeable shares and BEP units. BEPC and BEP will not generally consider it a conflict for BEPC and the partnership to form part of Brookfield Renewable, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
Other Related Party Transactions
As at December 31, 2021, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was $0.9 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee.
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
As of February 24, 2022, there were 172,228,594 BEPC exchangeable shares, 165 BEPC class B shares and 189,600,000 BEPC class C shares issued and outstanding.
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
Size of Board
The BEPC board is comprised of ten (10) directors. The BEPC board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of BEPC’s shareholders and subject to the BEPC articles. The BEPC board mirrors the board of directors of the general partner of BEP, except for two additional non-overlapping directors to assist BEPC with, among other things, resolving any conflicts that may arise from its relationship with the partnership. Eleazar de Carvalho Filho and Randy MacEwen serve as the non-overlapping members of the BEPC board. Mr. de Carvalho Filho has served on the board of directors of the general partner of BEP since November 2011 and resigned from such board of directors in June 2020.
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
The partnership is a leading global renewable power company that owns and operates high-quality hydroelectric, wind, solar and biomass power, cogeneration and storage assets in North and South America, Europe and Asia Pacific and represents one of the world’s largest, publicly traded pure-play renewable power platforms globally. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The BEP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
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
•Guarantee, dated November 23, 2011, by LATAM Holdco in favor of BNY Trust Company of Canada, in respect of debt securities issued by Canadian Finco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Energy Revenue Agreement, dated November 23, 2011, between BEM LP and BPUSHA (see Item 7.B “Related Party Transactions — Energy Revenue Agreement”).
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
•Guarantee, dated as of July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada, in respect of the debt securities issued by Canadian Finco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
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
•Indenture, dated April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•First Supplemental Indenture, dated April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•Indenture, dated August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada.
•Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.
•Second Supplemental Indenture, dated December 9, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
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
10.E    TAXATION
Certain Material United States Federal Income Tax Considerations
The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of BEPC exchangeable shares as of the date hereof. This summary is based on provisions of the Code, on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of BEP and the purchase, ownership, and disposition of BEP units set forth in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors—Risks Relating to Taxation” in BEP’s Annual Report. The following discussion is limited as described in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in BEP’s Annual Report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, any person that owns (directly, indirectly or constructively, applying certain attribution rules) 10% or more of either the total voting power or total value of the stock of BEPC, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold BEPC exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold BEPC exchangeable shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the BEPC exchangeable shares are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the Code. This summary does not address the consequences to U.S. Holders who receive distributions on BEPC exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to LP Unitholders. The actual tax consequences of the ownership and disposition of BEPC exchangeable shares will vary depending on a holder’s individual circumstances.
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
Based on its current and expected income, assets, and activities, BEPC does not expect to be classified as a PFIC for the current taxable year, nor does it expect to become a PFIC in 2023 or for the foreseeable future. However, the determination of whether BEPC is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of BEPC’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that BEPC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status.
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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult an independent tax advisor regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to such holder’s ownership and disposition of BEPC exchangeable shares.
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
Certain Material Canadian Federal Income Tax Considerations
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the BEPC exchangeable shares acquired by a holder who as beneficial owner, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BEPC and (ii) holds the BEPC exchangeable shares as capital property. Generally, the BEPC exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
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
Management of BEPC believes that BEPC currently qualifies as a “mutual fund corporation” for the purposes of the Tax Act. To maintain its “mutual fund corporation” status, BEPC is required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. If BEPC was to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to BEPC and the holders may arise. BEPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which BEPC exchangeable shares are outstanding and this summary assumes that will be the case.
This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds BEP units or acquires BEPC exchangeable shares as a “tax shelter investment”, (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iii) that reports its “Canadian tax results” in a currency other than Canadian currency, (iv) that has entered or will enter into a “derivative forward agreement” in respect of the BEP units or the BEPC exchangeable shares, (each as defined in the Tax Act), or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of BEPC exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act. Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BEPC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such holders should consult their own tax advisors.
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

Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any BEPC exchangeable shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose BEPC exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.
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
In the case of a resident holder that is a “specified financial institution”, taxable dividends received on the BEPC exchangeable shares will be deductible in computing its taxable income only if either:
(a) the specified financial institution did not acquire the BEPC exchangeable shares in the ordinary course of its business; or
(b) at the time of receipt of the taxable dividends by the specified financial institution,
(i) the BEPC exchangeable shares are listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX); and
(ii) dividends are received in respect of not more than 10% of the issued and outstanding BEPC exchangeable shares by
A. the specified financial institution; or
B. the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).
Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the BEPC exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of BEPC exchangeable shares that is a corporation in respect of which dividends on the BEPC exchangeable shares will be included in the resident holder’s income as a taxable dividend, such taxable dividends received on the BEPC exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the BEPC exchangeable shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding BEPC exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length is a member or beneficiary.
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
Resident holders are urged to consult their own tax advisors as to the availability of a credit against their income tax liability or a deduction from income under the Tax Act in the event of any future U.S. federal withholding tax on dividends. For further information in this respect, see Item 10.E “Certain Material United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares”.
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
The cost to a resident holder of a BEP unit received on the exchange of a BEPC exchangeable share will equal the fair market value of the BEPC exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a resident holder of BEP units at any time will be determined by averaging the cost of such BEP units with the adjusted cost base of any other BEP units owned by the resident holder as capital property at the time.

For a description of the Canadian federal income tax considerations of holding and disposing of BEP units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains.
Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the BEPC exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NYSE), the BEPC exchangeable shares will be qualified investments under the Tax Act for a trust governed by a TFSA, RDSP, RRSP, RRIF, RESP, or deferred profit sharing plan.
Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such BEPC exchangeable shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the BEPC exchangeable shares will generally not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BEPC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BEPC. Generally, such a holder, annuitant or subscriber, as the case may be, will not have a significant interest in BEPC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BEPC or of any corporation that is related to BEPC (for purposes of the Tax Act). Holders should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of BEPC exchangeable shares held by such holder, annuitant or subscriber.
Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be such a “prohibited investment”, including with respect to whether the BEPC exchangeable shares would be “excluded property”for the purposes of such rules in their particular circumstances.
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
The same Canadian withholding tax consequences apply to a capital gains dividend to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BEPC, unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BEPC’s “TCP gains balance” is the amount of BEPC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act). BEPC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a

“TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.
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
The cost to a non-resident holder of a BEP unit received on the exchange of a BEPC exchangeable share will equal the fair market value of the BEPC exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a non-resident holder of BEP units at any time will be determined by averaging the cost of such BEP units with the adjusted cost base of any other BEP units owned by the non-resident holder as capital property at the time.
For a description of the Canadian federal income tax considerations of holding and disposing of BEP units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2021, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16B    CODE OF ETHICS
The BEPC board has adopted the BEPC Ethics code, a copy of which is available on BEPC’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov, and is available on our website at https://bep.brookfield.com/bepc/corporate-governance/governance-documents. See Item 6.C “Board Practices—Code of Business Conduct and Ethics”.
ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Ernst & Young LLP (PCAOB ID: 1263) to act as our company’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the year ended December 31, 2021. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEPC’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2021(23)	2020
Audit Fees (1)	$11,338	$14,108
Audit-related fees (2)	474	275
Tax fees (3)	—	133
	$11,812	$14,516
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
ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEPC Repurchases
BEPC may from time-to-time, subject to applicable law, purchase BEPC exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2021, the TSX accepted a notice of BEPC’s intention to commence a normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,610,184 of its issued and outstanding BEPC exchangeable shares for a one-year period. The price to be paid for our BEPC exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of BEPC exchangeable shares to be purchased and the timing of such purchases will be determined by BEPC, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2021, BEPC made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.
ITEM 16F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards, except that we do not have a compensation committee and compensation decisions are made by our nominating and governance committee and/or the Service Provider, as applicable.
ITEM 16H    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.    EXHIBITS

Number	Number
1.1	Articles of Brookfield Renewable Corporation.(8)
2.1	Description of Securities.(11)
4.1
Third Amended and Restated Master Services Agreement, dated May 11, 2020, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(7)

4.2
First Amendment to the Third Amended and Restated Master Services Agreement, dated July 30, 2020, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(9)

4.3
Second Amendment to the Third Amended and Restated Master Services Agreement, dated February 3, 2022, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(16)

4.4
Brookfield Relationship Agreement, dated November 28, 2011 and as thereafter amended, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(9)

4.5
Third Amendment to Brookfield Relationship Agreement, dated February 3, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(10)

4.6
Fourth Amendment to Brookfield Relationship Agreement, dated November 4, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(14)

4.7	Rights Agreement, dated July 30, 2020, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association.(9)
4.8	Registration Rights Agreement, dated July 30, 2020, by and between Brookfield Renewable Corporation, Brookfield Renewable Partners L.P. and Brookfield Asset Management Inc.(9)
4.9	Subordinate Credit Agreement, effective July 30, 2020, between Brookfield BRP Holdings (Canada) Inc. as borrower and BEP Subco Inc. as lender.(9)
4.10	Subordinate Credit Agreement, effective July 30, 2020, by and between BEP Subco Inc. as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(9)
4.11	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(9)
4.12	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(9)
4.13	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(9)
4.14	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(9)
4.15	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)

4.16
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 1).(1)

4.17
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 2).(1)

4.18
Guarantee Indenture, dated October 11, 2012, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 3).(1)

4.19	Guarantee Indenture, dated October 11, 2012, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)
4.20
Guarantee Indenture, dated January 29, 2013, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 5).(1)

4.21
Guarantee Indenture, dated May 1, 2013, by and among BEP, BRELP, NA Holdco, LATAM Holdco, BRP Equity, Computershare Trust Company of Canada and other guarantor parties from time to time thereto (Class A Preference Shares, Series 6).(1)

4.22	Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 7 Preferred Units).(2)
4.23	Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 8 Preferred Units).(2)
4.24	Guarantee Indenture, dated May 25, 2016, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 10 Preferred Units). (3)
4.25	Guarantee Indenture, dated February 14, 2017, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 11 Preferred Units).(4)
4.26	Guarantee Indenture, dated February 14, 2017, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 12 Preferred Units).(4)
4.27	Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 13 Preferred Units).(5)
4.28	Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 14 Preferred Units).(5)
4.29	Guarantee Indenture, dated March 11, 2019, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 15 Preferred Units).(6)
4.30	Guarantee Indenture, dated March 11, 2019, by and among BEP BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and Computershare Trust Company of Canada (Series 16 Preferred Units).(6)
4.31
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(12)

4.32
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(12)

4.33	Indenture, dated August 11, 2021. between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(13)
4.34
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(13)

4.35
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A. (15)

8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Corporation (incorporated by reference to Item 4.C “Organizational Structure”).
12.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)
12.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)
13.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(16)
13.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(16)
15.1	Board of Directors Charter of Brookfield Renewable Corporation.(16)
15.2	Audit Committee Charter of Brookfield Renewable Corporation.(16)
15.3	Consent of Ernst & Young LLP.(16)
101
The following materials from Brookfield Renewable Corporation’s annual report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Corporation and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Corporation, tagged as blocks of text and in detail

(1)    Filed as an exhibit to BEP’s Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
(2)    Filed as an exhibit to BEP’s Form 6-K on November 27, 2015, and incorporated herein by reference.
(3)    Filed as an exhibit to BEP’s Form 6-K on May 26, 2016, and incorporated herein by reference.
(4)    Filed as an exhibit to BEP’s Form 6-K on February 14, 2017, and incorporated herein by reference.
(5)     Filed as an exhibit to BEP’s Form 6-K on January 17, 2018, and incorporated herein by reference.
(6)    Filed as an exhibit to BEP’s Form 6-K on March 11, 2019, and incorporated herein by reference.
(7)    Filed as an exhibit to BEP’s Form 6-K on May 18, 2020, and incorporated herein by reference.
(8)    Filed as an exhibit to BEP’s Form 6-K on July 29, 2020, and incorporated herein by reference.
(9)    Filed as an exhibit to BEPC’s Form 6-K on August 3, 2020, and incorporated herein by reference.
(10)    Filed as an exhibit to BEPC’s Form 6-K on February 8, 2021, and incorporated herein by reference.
(11)    Filed as an exhibit to BEPC’s Form 20-F filed on February 26, 2021, and incorporated herein by reference.
(12)    Filed as an exhibit to BEPC’s 6-K filed on April 15, 2021, and incorporated herein by reference.
(13)    Filed as an exhibit to BEPC’s Form 6-K on August 12, 2021, and incorporated herein by reference.
(14)    Filed as an exhibit to BEPC’s Form 6-K on November 5, 2021, and incorporated herein by reference.
(15)    Filed as an exhibit to BEPC’s Form 6-K on December 9, 2021, and incorporated herein by reference.
(16)    Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2022	BROOKFIELD RENEWABLE CORPORATION

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of Brookfield Renewable Corporation

BROOKFIELD RENEWABLE CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019	F - 2

MANAGEMENT’S RESPONSIBILITY
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by Brookfield Renewable Corporation (the “company”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.
Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of the company, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors of the company acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2022

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Renewable Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Corporation (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F - 3

Revaluation of power generating assets
Description of the Matter
The Company measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2021, property, plant and equipment on the balance sheet totaled $37,915 million. Revaluations of property, plant and equipment recognized in the statement of comprehensive income totaled a gain of $3,949 million and a loss in the statement of income (loss) of ($64) million for 2021. As discussed in Notes 1(g), 1(q)(i) and 1(r)(iii) and 11 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Company’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, terminal value, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Company’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology.

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

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Company’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

F - 4

We have served as the Company’s auditor since 2020.

Toronto, Canada
February 28, 2022

F - 5

INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Renewable Partners Corporation. (“our company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).
Management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2021, our company’s internal control over financial reporting is effective.
Our company’s internal control over financial reporting as of December 31, 2021, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited our company’s consolidated financial statements for the year ended December 31, 2021. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of our company’s internal control over financial reporting as of December 31, 2021.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2022

F - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Renewable Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2021 consolidated financial statements of the Company and our report dated February 28, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Toronto, Canada
February 28, 2022

F - 7

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	19	$410	$355
Restricted cash	20	146	154
Trade receivables and other current assets	21	1,146	623
Financial instrument assets	5	58	40
Due from related parties	27	548	412
		2,308	1,584
Financial instrument assets	5	58	68
Equity-accounted investments	18	455	372
Property, plant and equipment, at fair value	11	37,915	36,097
Intangible assets	12	218	233
Goodwill	16	849	970
Deferred income tax assets	10	86	40
Other long-term assets	22	97	109
Total Assets		$41,986	$39,473
Liabilities
Current liabilities
Accounts payable and accrued liabilities	23	$452	$450
Financial instrument liabilities	5	247	198
Due to related parties	27	649	694
Non-recourse borrowings	13	1,452	775
Provisions	26	12	292
BEPC exchangeable and class B shares	15	6,163	7,430
		8,975	9,839
Financial instrument liabilities	5	523	498
Non-recourse borrowings	13	12,060	12,047
Deferred income tax liabilities	10	5,020	4,200
Provisions	24, 26	547	633
Other long-term liabilities	25	636	531
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	10,297	10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	261	258
The partnership		3,667	1,177
Total Equity		$14,225	$11,725
Total Liabilities and Equity		$41,986	$39,473
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Corporation.:

Patricia Zuccotti Director	David Mann Director

F - 8

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2021	2020	2019
Revenues	27	$3,367	$3,087	$3,226
Other income		60	99	79
Direct operating costs(1)	7	(1,185)	(1,061)	(1,053)
Management service costs	27	(175)	(152)	(109)
Interest expense	13	(900)	(816)	(701)
Share of earnings (loss) from equity-accounted investments	18	2	(4)	12
Foreign exchange and financial instruments (loss) gain	5	(27)	74	5
Depreciation	11	(1,115)	(1,065)	(983)
Other	4, 8	(277)	(493)	(197)
Remeasurement of BEPC exchangeable and class B shares	15	1,267	(2,561)	—
Income tax (expense) recovery
Current	10	(31)	(61)	(64)
Deferred	10	(56)	134	(3)
		(87)	73	(67)
Net income (loss)		$930	$(2,819)	$212
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$(23)	$(92)	$36
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	7	11	11
The partnership		946	(2,738)	165
		$930	$(2,819)	$212
The accompanying notes are an integral part of these consolidated financial statements.
(1)Direct operating costs exclude depreciation expense disclosed below.

F - 9

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2021	2020	2019
Net income (loss)		$930	$(2,819)	$212
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	11	3,949	3,674	1,921
Actuarial gain (loss) on defined benefit plans		10	(1)	(8)
Deferred income taxes on above items	10	(1,047)	(828)	(388)
Equity-accounted investments	18	87	26	51
Total items that will not be reclassified to net income		2,999	2,871	1,576
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation	9	(829)	(690)	(138)
Losses arising during the year on financial instruments designated as cash-flow hedges	5	(56)	(22)	(7)
Unrealized gain on foreign exchange swaps – net investment hedge	5	84	6	14
Reclassification adjustments for amounts recognized in net income	5	(16)	(44)	(3)
Deferred income taxes on above items	10	3	10	5
Equity-accounted investments	18	—	(2)	—
Total items that may be reclassified subsequently to net income		(814)	(742)	(129)
Other comprehensive income		2,185	2,129	1,447
Comprehensive income (loss)		$3,115	$(690)	$1,659
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$578	$1,290	$948
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	23	(11)	31
The partnership		2,514	(1,969)	680
		$3,115	$(690)	$1,659
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)				Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income (loss)	946	—	—	—	946	7	(23)	930
Other comprehensive income (loss)	—	(216)	1,812	(28)	1,568	16	601	2,185
Capital contributions (Note 14)	—	—	—	—	—	—	65	65
Disposal (Note 4)	60	—	(60)	—	—	—	(181)	(181)
Dividends declared	—	—	—	—	—	(20)	(655)	(675)
Other	(14)	(2)	(8)	—	(24)	—	200	176
Change in year	992	(218)	1,744	(28)	2,490	3	7	2,500
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	7,348	$268	$10,258	$17,874
Net income	(2,738)	—	—	—	(2,738)	11	(92)	(2,819)
Other comprehensive income (loss)	—	(410)	1,185	(6)	769	(22)	1,382	2,129
Capital contributions	102	—	—	—	102	—	336	438
Return of capital	—	—	—	—	—	—	(82)	(82)
Dividends declared	(276)	—	—	—	(276)	—	(513)	(789)
Special distribution/TerraForm Power acquisition	(4,371)	20	392	(21)	(3,980)	—	(1,026)	(5,006)
Other	5	(4)	(49)	—	(48)	1	27	$(20)
Change in year	(7,278)	(394)	1,528	(27)	(6,171)	(10)	32	(6,149)
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Balance, as at December 31, 2018	$1,901	$(881)	$6,274	$(9)	$7,285	$273	$9,666	$17,224
Net income	165	—	—	—	165	11	36	212
Other comprehensive income (loss)	—	(72)	579	8	515	20	912	1,447
Capital contributions	—	—	—	—	—	—	294	294
Dividends declared, return of capital and preferred share redemption	(609)	—	—	—	(609)	(37)	(673)	(1,319)
Other	(5)	(3)	—	—	$(8)	1	23	16
Change in year	(449)	(75)	579	8	63	(5)	592	650
Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2021	2020	2019
Operating activities
Net income (loss)		$930	$(2,819)	$212
Adjustments for the following non-cash items:
Depreciation	11	1,115	1,065	983
Unrealized financial instrument (gain) loss	5	102	(78)	12
Share of loss (earnings) from equity-accounted investments	18	(2)	4	(12)
Deferred income tax (recovery) expense	10	56	(134)	3
Other non-cash items		109	409	109
Remeasurement of BEPC exchangeable and class B shares	15	(1,267)	2,561	—
Dividends received from equity-accounted investments	18	3	3	7
		1,046	1,011	1,314
Changes in due to or from related parties		(24)	(9)	66
Net change in working capital balances	28	(627)	(10)	(24)
		395	992	1,356
Financing activities
Proceeds from non-recourse borrowings	13	4,133	2,927	3,323
Repayment of non-recourse borrowings	13	(2,620)	(2,890)	(2,713)
Repayment of lease liabilities		(21)	(24)	(26)
Capital contributions from non-controlling interests	14	65	329	294
Capital contributions from the partnership		—	102	13
Capital repaid to non-controlling interests		(181)	(82)	—
Exchangeable share issuance costs		—	(44)	—
Distributions paid:
To participating non-controlling interests	14	(675)	(513)	(673)
To the partnership	15	—	(235)	(628)
Related party borrowings, net		(23)	(45)	122
		678	(475)	(288)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(12)	(105)	(732)
Investment in property, plant and equipment	11	(1,354)	(373)	(406)
Proceeds from disposal of assets		376	17	—
Restricted cash and other		6	(17)	36
		(984)	(478)	(1,102)
Foreign exchange gain (loss) on cash		(34)	12	(4)
Cash and cash equivalents
Increase (Decrease)		55	51	(38)
Balance, beginning of year		355	304	342
Balance, end of year		$410	$355	$304
Supplemental cash flow information:
Interest paid		$827	$737	$668
Interest received		$20	$19	$16
Income taxes paid		$49	$49	$54
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

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

F - 13

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2021, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of the company on February 28, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, euros, Brazilian reais and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the consolidated statements of financial position.
The company has entered into voting agreements with Brookfield, whereby the company gained control of the entities that own certain renewable power generating operations. The company has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide the company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide the company with control. Accordingly, the company consolidates the accounts of these entities. Refer to Note 27 – Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. the company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions for the company’s policy on accounting for transactions under common control.
Equity-accounted investments
Equity-accounted investments are entities over which the company has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. the company accounts for its interests in joint ventures using the equity method.

F - 14

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for the company’s share of net income, other comprehensive income (“FVOCI”), distributions by the equity-accounted investment and other adjustments to the company’s proportionate interest in the investee.
(d) Foreign currency translation
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
(e) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.
(g) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
The company generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, the company initially measures the assets at fair value consistent with the policy described in Note 1(n) – Business combinations, with no revaluations at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
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

F - 15

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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2021 is 31 years (2020: 32 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income and Other in the consolidated statements of income (loss), respectively. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.
(h) Leases
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

F - 16

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
(i) Asset impairment
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

F - 17

recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(j) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(k) Financial instruments
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

F - 18

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
The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, the company is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
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

F - 19

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
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 5 – Risk management and financial instruments.
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

F - 20

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
(l) Revenue and expense recognition
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
Details of the revenue recognized per technology are included in Note 6 – Segmented information.
Where available, the company has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
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
The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2021, revenues recognized at a point in time corresponding to the sale of renewable credits were $181 million (2020: $157 million and 2019: $112 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company's generation activities related to commodity prices. From time to time, our company also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which our company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in operating revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended

F - 21

December 31, 2021 decreased revenues by $30 million (2020: increased revenues by $53 million and 2019: increased revenues by $9 million).
(m) Income taxes
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
(n) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
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

F - 22

consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.
(o) Assets held for sale
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
(p) Other items
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

F - 23

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
(vi) Government grants
The company becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case-by-case basis. The company reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
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
(q) Critical estimates
The company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of the company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
The company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk management and financial instruments for more details.

F - 24

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
(r) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:
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
(iii) Property, plant and equipment
The accounting policy relating to the company’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
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

F - 25

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
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia and 2025 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
(iv) Financial instruments
The accounting policy relating to the company’s financial instruments is described in Note 1(k) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to the company’s income taxes is described in Note 1(m) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(vi) Earnings per share
The company‘s basic and diluted earnings per share have not been presented in the consolidated financial statements. Exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.

F - 26

(r) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on the company’s financial reporting.
(s) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of the company which significantly affect its financial position and results of operations as at December 31, 2021:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100
(1)Voting control held through voting agreements with Brookfield.

F - 27

3. ACQUISITIONS
Completed in 2020
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
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
Completed in 2019
The following investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
U.S. Distributed Generation Portfolio (“2019 TERP DG Portfolio”)
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

F - 28

The purchase price allocations, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	2019 TERP DG Portfolio
Cash	$3
Trade receivables and other current assets	47
Property, plant and equipment, at fair value	753
Current liabilities	(8)
Decommissioning liabilities	(33)
Other long-term liabilities	(27)
Fair value of net assets acquired	$735
4. DISPOSAL OF ASSETS
In August 2021, the company along with its institutional partners, completed the sale of a 391 MW wind portfolio in the United States. The total consideration was $392 million and the company's interest in the portfolio ranged from 20% to 100%. This resulted in a loss on disposition of $9 million ($5 million net loss to the company) recognized in Other within the consolidated statements of income. As a result of the disposition, the company's post-tax portion of the accumulated revaluation surplus of $60 million was reclassified from accumulated other comprehensive income directly to equity and noted as a Disposal item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the U.S. Wind portfolio is shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$387
Carrying value of net assets held for sale
Assets	793
Liabilities	(397)
396
Gain (loss) on disposal, net of transaction costs	(9)
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal	(6)
Total gain (loss) on disposal	$(15)
5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflects the risks associated with instruments that the company considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect the company’s risk exposure.
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

F - 29

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
5% increase	$(34)	$(9)	$(21)	$(20)	$(11)	$(12)
5% decrease	34	9	8	20	11	12
(1)Amounts represent the potential annual net pretax impact.
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
5% increase	$21	$56	$39	$29	$26	$9
5% decrease	(21)	(54)	(26)	(29)	(26)	(9)
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
The company will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact the company’s cash flows, primarily with respect to the interest payable against the company’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $5,165 million (2020: $5,035 million). Of this principal value, $3,493 million (2020: $2,918

F - 30

million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
1% increase	$11	$2	$(14)	$111	$119	$64
1% decrease	(11)	(3)	13	(121)	(126)	(64)
(1)Amounts represent the potential annual net pretax impact.
(b)Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity transactions.
The company minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, the company’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 21 – Trade receivables and other current assets, for additional details regarding the company’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2021	2020
Trade receivables and other short-term receivables	$609	$556
Financial instrument assets(1)	116	108
Due from related parties(1)	558	414
Long-term receivables	$30	$28
	$1,313	$1,106
(1)Includes both the current and long-term amounts.
(c)Liquidity risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by the company’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 13 – Borrowings. The company also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
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

AS AT DECEMBER 31, 2021 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$452	$—	$—	$452
Financial instrument liabilities(1)(2)	247	355	168	770
Due to related parties(1)	649	—	—	649
Other long-term liabilities – concession payments	1	6	13	20
Lease liabilities(1)	25	94	252	371
Non-recourse borrowings(1)	1,452	4,395	7,699	13,546
Interest payable on borrowings(3)	587	1,888	1,774	4,249
Total	$3,413	$6,738	$9,906	$20,057

AS AT DECEMBER 31, 2020 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$450	$—	$—	$450
Financial instrument liabilities(1)(2)	198	358	140	696
Due to related parties(1)	694	1	—	695
Other long-term liabilities – concession payments	1	5	12	18
Lease liabilities(1)	30	99	264	393
Non-recourse borrowings(1)	886	3,892	8,081	12,859
Interest payable on borrowings(3)	598	1,924	1,708	4,230
Total	$2,857	$6,279	$10,205	$19,341
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

F - 32

The following table presents the company’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2021	2020
Assets measured at fair value:
Cash and cash equivalents	$410	$—	$—	$410	$355
Restricted cash(1)	197	—	—	197	229
Financial instrument assets(1)
Energy derivative contracts	—	24	21	45	104
Interest rate swaps	—	40	—	40	—
Foreign exchange swaps	—	31	—	31	4
Property, plant and equipment	—	—	37,915	37,915	36,097
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(164)	(42)	(206)	(27)
Interest rate swaps	—	(103)	—	(103)	(244)
Foreign exchange swaps	—	(6)	—	(6)	(23)
Tax equity	—	—	(455)	(455)	(402)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(6,163)	—	—	(6,163)	(7,430)
Non-recourse borrowings(1)	(1,995)	(12,402)	—	(14,397)	(14,595)
Total	$(7,551)	$(12,580)	$37,439	$17,308	$14,068
(1)Includes both the current amount and long-term amount.
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 15 – BEPC exchangeable shares, BEPC class B shares and BEPC class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.
There were no transfers between levels during the year ended December 31, 2021.
Financial instruments disclosures
The aggregate amount of the company’s net financial instrument positions as at December 31 are as follows:

		2021		2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$45	$206	$(161)	$77
Interest rate swaps	40	103	(63)	(244)
Foreign exchange swaps	31	6	25	(19)
Tax equity	—	455	(455)	(402)
Total	116	770	(654)	(588)
Less: current portion	58	247	(189)	(158)
Long-term portion	$58	$523	$(465)	$(430)

F - 33

The following table presents the change in the company’s total net financial instrument liability position as at and for the year ended December 31:

(MILLIONS)	Note	2021	2020
Balance, beginning of year		$(588)	$(469)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) through income on tax equity	(a)	(21)	(12)
Unrealized (loss) gain through income on energy derivative contracts	(b)	(86)	1
Unrealized (loss) through OCI on energy derivative contracts	(b)	(147)	(5)
Unrealized gain through income on interest rate swaps	(c)	46	12
Unrealized gain (loss) through OCI on interest rate swaps	(c)	75	(51)
Unrealized gain through income on foreign exchange swaps	(d)	78	23
Unrealized gain through OCI on foreign exchange swaps	(d)	84	—
Acquisitions, settlements and other		(95)	(87)
Balance, end of year		$(654)	$(588)

Financial instrument liabilities designated at fair value through profit and loss
Tax equity	(a)	$(455)	$(402)

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(b)	$32	$54
Interest rate swaps	(c)	18	—
Foreign exchange swaps	(d)	—	4
		$50	$58

Derivative assets designated as hedging instruments:
Energy derivative contracts	(b)	$13	$50
Interest rate swaps	(c)	22	—
Foreign exchange swaps	(d)	31	—
		$66	$50

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(b)	$(110)	$(27)
Interest rate swaps	(c)	—	(18)
Foreign exchange swaps	(d)	(2)	(20)
		$(112)	$(65)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(b)	$(96)	$—
Interest rate swaps	(c)	(103)	(226)
Foreign exchange swaps	(d)	(4)	(3)
		$(203)	$(229)
Total financial instruments, net		$(654)	$(588)

F - 34

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
Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements appointing the partnership as their agent in entering into certain derivative transactions with external counterparties. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred in connection with these derivative transactions. Substantially all of the company’s energy contract derivatives are entered into pursuant to these agreements. Upon the closing of the Energy Marketing Internalization on April 1, 2021, all power agency agreements were transferred by the partnership to the company. Refer to Note 27 - Related party transactions for more details.
For the year ended December 31, 2021, loss of $32 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2020: $53 million gains and 2019: $9 million gains).
Based on market prices as of December 31, 2021, unrealized losses of $72 million (2020: $13 million gains and 2019: $22 million gains) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(83)	50
Notional amount – millions of U.S. dollars	351	273
Notional amount – GWh	10,022	8,657
Weighted average hedged rate for the year ($/MWh)	35	32
Maturity dates	2022 - 2027	2021 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(124)	15
Change in value of hedged item used to determine hedge effectiveness	117	(17)
There is $7 million of hedge ineffectiveness losses recognized in foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2021 (2020: $2 million gains and 2019: nil).

F - 35

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2021, agreements with a total notional exposure of $2,815 million were outstanding (2020: $2,974 million) including $559 million (2020: $428 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 1.3% (2020: 2.8%).
For the year ended December 31, 2021, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $11 million losses (2020: $5 million losses and 2019: $6 million losses).
Based on market prices as of December 31, 2021, unrealized losses of $32 million (2020: $30 million and 2019: $3 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(81)	(226)
Notional amount – $	391	546
Notional amount – COP(1)	141	619
Notional amount – C$(1)	152	102
Notional amount – €(1)	1,572	1,279
Maturity dates	2022 - 2039	2021 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	81	(46)
Change in value of hedged item used to determine hedge effectiveness	(84)	47
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2021 foreign currency spot rate
The hedge ineffectiveness gains recognized within foreign exchange and financial instrument gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2021 was $3 million (2020: $2 million and 2019: nil).
(d)Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

F - 36

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
At December 31, 2021, agreements with a total notional exposure of $1,679 million were outstanding (2020: $1,199 million) including $431 million (2020: $921 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2020: nil and 2019: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	27	(3)
Notional amount for hedges of the Colombian Peso(1)	676	20
Notional amount for hedges of the Euro(1)	497	185
Notional amount for hedges of the Brazilian real(1)	75	73
Maturity date	2022 - 2023	2021 - 2022
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	3,925	3,728
€/$ foreign exchange forward contracts	0.87	0.82
BRL/$ foreign exchange forward contracts	5.73	5.38
(1)Notional amounts expressed in millions of U.S. dollars

F - 37

6. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies.
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
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.
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
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

F - 38

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$992	$199	$166	$126	$—	$1,483	$(40)	$1,924	$3,367
Other income	55	26	15	2	3	101	(1)	(40)	60
Direct operating costs	(424)	(59)	(42)	(50)	(3)	(578)	19	(626)	(1,185)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	22	—	22
	623	166	139	78	—	1,006	—	1,258
Management service costs	—	—	—	—	(175)	(175)	—	—	(175)
Interest expense(1)	(140)	(35)	(53)	(20)	(16)	(264)	6	(433)	(691)
Current income taxes	(11)	(2)	(1)	1	—	(13)	—	(18)	(31)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(6)	—	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(807)	(807)
Funds From Operations	472	129	85	59	(191)	554	—	—
Depreciation						(474)	12	(653)	(1,115)
Foreign exchange and financial instrument gain (loss)						(66)	2	37	(27)
Deferred income tax recovery (expense)						29	—	(85)	(56)
Other						(155)	—	(122)	(277)
Dividends on BEPC exchangeable shares(1)						(209)	—	—	(209)
Remeasurement of BEPC exchangeable and BEPC class B shares						1,267	—	—	1,267
Share of earnings from equity-accounted investments						—	(14)	—	(14)
Net income attributable to non-controlling interests						—	—	823	823
Net income (loss) attributable to the partnership						$946	$—	$—	$946
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $16 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $900 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$856	$130	$71	$81	$—	$1,138	$(40)	$1,989	$3,087
Other income	52	2	3	—	—	57	(1)	43	99
Direct operating costs	(340)	(47)	(17)	(40)	—	(444)	20	(637)	(1,061)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	21	—	21
	568	85	57	41	—	751	—	1,395
Management service costs	—	—	—	—	(126)	(126)	—	(26)	(152)
Interest expense(1)	(135)	(34)	(24)	(11)	—	(204)	9	(505)	(700)
Current income taxes	(16)	(3)	—	—	—	(19)	—	(42)	(61)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(9)	—	(9)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(822)	(822)
Funds From Operations	417	48	33	30	(126)	402	—	—
Depreciation						(361)	11	(715)	(1,065)
Foreign exchange and financial instrument gain (loss)						11	4	59	74
Deferred income tax recovery (expense)						76	—	58	134
Other						(189)	1	(305)	(493)
Dividends on BEPC exchangeable shares(1)						(116)	—	—	(116)
Remeasurement of BEPC exchangeable and BEPC class B shares						(2,561)	—	—	(2,561)
Share of earnings from equity-accounted investments						—	(16)	—	(16)
Net income attributable to non-controlling interests						—	—	903	903
Net income (loss) attributable to the partnership						$(2,738)	$—	$—	$(2,738)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $81 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $816 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

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

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	$1,043	$60	$64	$—	$1,167	$(52)	$2,111	$3,226
Other income	21	—	—	—	21	(1)	59	79
Direct operating costs	(374)	(22)	(34)	—	(430)	21	(644)	(1,053)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	32	—	32
	690	38	30	—	758	—	1,526
Management service costs	—	—	—	(78)	(78)	—	(31)	(109)
Interest expense	(150)	(16)	(10)	—	(176)	10	(535)	(701)
Current income taxes	(22)	(1)	(1)	—	(24)	—	(40)	(64)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(920)	(920)
Funds From Operations	518	21	19	(78)	480	—	—
Depreciation					(301)	10	(692)	(983)
Foreign exchange and financial instrument gain (loss)					10	—	(5)	5
Deferred income tax recovery (expense)					(6)	—	3	(3)
Other					(18)	—	(179)	(197)
Share of earnings from equity-accounted investments					—	(10)	—	(10)
Net income attributable to non-controlling interests					—	—	873	873
Net income (loss) attributable to the partnership					$165	$—	$—	$165
(1)Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $47 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Energy Transition	Corporate	Total
As at December 31, 2021
Cash and cash equivalents	$41	$35	$43	$13	$4	$136	$(2)	$276	$410
Property, plant and equipment, at fair value	13,577	1,478	1,585	1,232	—	17,872	(604)	20,647	37,915
Total assets	15,108	1,700	1,731	1,279	17	19,835	(176)	22,327	41,986
Total borrowings	2,720	765	1,377	461	—	5,323	(161)	8,350	13,512
Other liabilities	4,051	379	119	66	6,231	10,846	(15)	3,418	14,249
For the year ended December 31, 2021
Additions to property, plant and equipment	266	68	116	1	—	451	(8)	893	1,336
As at December 31, 2020
Cash and cash equivalents	$32	$42	$39	$21	$—	$134	$(3)	$224	$355
Property, plant and equipment, at fair value	11,542	2,093	1,709	1,151	—	16,495	(517)	20,119	36,097
Total assets	12,414	2,329	1,867	1,207	9	17,826	(173)	21,820	39,473
Total borrowings	2,690	1,043	1,302	488	—	5,523	(164)	7,463	12,822
Other liabilities	2,844	396	200	108	7,577	11,125	(10)	3,811	14,926
For the year ended December 31, 2020
Additions to property, plant and equipment(1)	349	37	70	17	—	473	(9)	401	865
(1)The company exercised the option to buyout the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

F - 42

Geographical Information
The following table presents consolidated revenue split by technology for the year ended December 31:

(MILLIONS)	2021	2020	2019
Hydroelectric	$1,969	$1,778	$2,076
Wind	646	581	571
Solar	507	476	393
Energy transition	245	252	186
	$3,367	$3,087	$3,226
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2021	December 31, 2020
North America	$22,634	$21,242
Colombia	8,497	8,150
Brazil	3,299	2,711
Europe	3,940	4,366
	$38,370	$36,469
7. DIRECT OPERATING COSTS
The company’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Fuel and power purchases(1)(2)		$(450)	$(338)	$(301)
Operations and maintenance		(218)	(198)	(223)
Salaries and benefits		(206)	(198)	(199)
Water royalties, property taxes and other regulatory fees		(163)	(176)	(174)
Insurance		(56)	(51)	(47)
Professional fees		(26)	(36)	(28)
Energy marketing & other related party services	27	(11)	(17)	(26)
Other		(55)	(47)	(55)
		$(1,185)	$(1,061)	$(1,053)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,115 million (2020: $1,065 million and 2019: $983 million).

F - 43

8. OTHER
The company’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Change in fair value of property, plant and equipment		$(73)	$(43)	$(49)
Share-settlement liability		(65)	(158)	—
Legal provisions	26	(55)	(231)	—
Amortization of service concession assets		(15)	(8)	(20)
Cash flow hedge associated with the disposal of assets	4	(6)	—	—
Transaction costs		—	(12)	(6)
Loss on debt extinguishment		—	—	(23)
Other		(63)	(41)	(99)
		$(277)	$(493)	$(197)
9. FOREIGN CURRENCY TRANSLATION
The company’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Foreign currency translation on:
Property, plant and equipment, at fair value	11	$(1,527)	$(624)	$(174)
Goodwill	16	(121)	(20)	(10)
Borrowings	13	479	(87)	25
Deferred income tax liabilities and assets	10	329	60	19
Other assets and liabilities		11	(19)	2
		$(829)	$(690)	$(138)
10. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2021	2020	2019
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(31)	$(61)	$(64)
Deferred taxes
Origination and reversal of temporary differences	80	104	42
Relating to change in tax rates / imposition of new tax laws	(142)	(7)	1
Relating to unrecognized temporary differences and tax losses	6	37	(46)
	(56)	134	(3)
Total income tax recovery (expense)	$(87)	$73	$(67)

F - 44

The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2021	2020	2019
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$7	$13	$5
Other	(7)	(3)	—
Revaluation surplus
Origination and reversal of temporary differences	(882)	(828)	(388)
Relating to changes in tax rates / imposition of new tax laws	(162)	—	—
	$(1,044)	$(818)	$(383)
The company’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2021	2020	2019
Statutory income tax (expense) recovery(1)	$(287)	$809	$(80)
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	(9)	37	(46)
Differences between statutory rate and future tax rate and tax rate changes	(142)	(7)	1
Subsidiaries’ income taxed at different rates	81	10	54
Non-deductible expenses	271	(763)	—
Other	(1)	(13)	4
Effective income tax recovery (expense)	$(87)	$73	$(67)
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of the company’s subsidiaries using the domestic rate in each tax jurisdiction.
The company’s effective income tax rate was 8.6% for the year ended December 31, 2021 (2020: 2.5% and 2019: 24.0%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized, non-deductible expenses, and non-controlling interests’ income not subject to tax.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2021	2020	2019
Less than four years	$—	$—	$—
Thereafter	126	139	286

F - 45

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2019	$622	$(3,832)	$(3,210)
Recognized in net income (loss)	16	(19)	(3)
Recognized in equity	—	(383)	(383)
Business combination	—	(9)	(9)
Foreign exchange	—	19	19
As at December 31, 2019	638	(4,224)	(3,586)
Recognized in net income (loss)	255	(121)	134
Recognized in equity	(52)	(766)	(818)
Business combination	30	20	50
Foreign exchange	(2)	62	60
As at December 31, 2020	869	(5,029)	(4,160)
Recognized in net income (loss)	5	(61)	(56)
Recognized in equity	—	(1,046)	(1,046)
Business combination	—	(1)	(1)
Foreign exchange	5	324	329
As at December 31, 2021	$879	$(5,813)	$(4,934)
The deferred income tax liabilities include $4,556 million (2020: $3,516 million and 2019: $2,755 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $4,021 million (2020: $2,633 million and 2019: $3,392 million).

F - 46

11. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
Property, plant and equipment, at fair value
As at December 31, 2019		$20,593	$6,330	$5,304	$232	$32,459
Additions		308	78	106	1	493
Transfer from construction work-in-progress		98	16	—	1	115
Acquisitions through business combinations	3	—	—	661	—	661
Items recognized through OCI:
Change in fair value		2,853	280	563	(21)	3,675
Foreign exchange	9	(793)	(102)	307	(44)	(632)
Items recognized through net income:
Change in fair value		7	(7)	(53)	(8)	(61)
Depreciation		(403)	(375)	(274)	(13)	(1,065)
As at December 31, 2020		22,663	6,220	6,614	148	35,645
Additions		573	—	73	9	655
Transfer from construction work-in-progress		94	164	210	1	469
Disposals	4	—	(757)	—	—	(757)
Items recognized through OCI:
Change in fair value		3,795	(153)	90	73	3,805
Foreign exchange	9	(1,176)	(96)	(218)	(9)	(1,499)
Items recognized through net income:
Change in fair value		(16)	(26)	1	(23)	(64)
Depreciation		(437)	(354)	(313)	(11)	(1,115)
As at December 31, 2021		$25,496	$4,998	$6,457	$188	$37,139
Construction work-in-progress, at fair value
As at December 31, 2019		$172	$10	$4	$2	$188
Additions		137	75	160	—	372
Transfer to property, plant and equipment		(98)	(16)	—	(1)	(115)
Items recognized through OCI:
Change in fair value		(13)	12	—	—	(1)
Foreign exchange	9	(15)	15	8	—	8
As at December 31, 2020		183	96	172	1	452
Additions		145	174	356	6	681
Transfer to property, plant and equipment		(94)	(164)	(210)	(1)	(469)
Disposals	3	—	(4)	—	—	(4)
Items recognized through OCI:
Change in fair value		—	17	127	—	144
Foreign exchange	9	(10)	(5)	(12)	(1)	(28)
As at December 31, 2021		$224	$114	$433	$5	$776
Total property, plant and equipment, at fair value
As at December 31, 2020(2)		$22,846	$6,316	$6,786	$149	$36,097
As at December 31, 2021(2)		$25,720	$5,112	$6,890	$193	$37,915
(1)Includes biomass and cogeneration
(2)Includes right-of-use assets not subject to revaluation of $52 million (2020: $55 million) in hydroelectric, $130 million (2020: $159 million) in wind, $157 million (2020: $149 million) in solar and $2 million (2020: $2 million) in other.
During the year, the, together with its institutional partners, completed the acquisition of 189 MW operating hydroelectric assets in Colombia. The investments are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3, with $536 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 22% economic interest.

F - 47

During the year, the company, together with its institutional partners, completed the acquisition of 12 MW operating solar asset in Europe. The investment is accounted for as an asset acquisition as it does not constitute a business combination under IFRS 3, with $94 million of property, plant and equipment was included in the consolidated statements of financial position at the acquisition date. The company holds a 32% economic interest.
The fair value of the company's property, plant and equipment is calculated as described in Notes 1(g) – Property, plant and equipment and revaluation method and 1(q)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. The company has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate(1)
Contracted	3.8% - 4.3%	3.8% - 4.5%	7.9%	8.1%	7.2%	7.3%	3.9%	3.6%
Uncontracted	4.8% - 5.6%	5.1% - 6.0%	9.2%	9.4%	8.5%	8.6%	3.9%	3.6%
Terminal capitalization rate(2)	5.1%	6.2%	8.0%	8.9%	N/A	N/A	N/A	N/A
Terminal year(3)	2042	2041	2041	2040	2050	2050	2036	2036
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States and Colombia.
(3)For hydroelectric assets, terminal year refers to the valuation date of the terminal value.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2021
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,050)	$(240)	$(90)	$(60)	$(1,440)
25 bps decrease in discount rates	1,160	330	90	60	1,640
5% increase in future energy prices	900	410	70	—	1,380
5% decrease in future energy prices	(900)	(410)	(70)	—	(1,380)
25 bps increase in terminal capitalization rate	(280)	(70)	—	—	(350)
25 bps decrease in terminal capitalization rate	310	70	—	—	380

	2020
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(860)	$(230)	$(50)	$(70)	$(1,210)
25 bps decrease in discount rates	940	310	50	80	1,380
5% increase in future energy prices	710	430	70	—	1,210
5% decrease in future energy prices	(710)	(430)	(70)	—	(1,210)
25 bps increase in terminal capitalization rate	(180)	(60)	—	—	(240)
25 bps decrease in terminal capitalization rate	190	60	—	—	250
Terminal values are included in the valuation of hydroelectric assets in the United States and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2021, including a one-time 30-year renewal for applicable hydroelectric assets, is 31 years (2020: 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.

F - 48

The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2021:

	North America	Colombia	Brazil	Europe
1 - 5 years	62%	51%	84%	100%
6 - 10 years	53%	7%	79%	88%
11 - 20 years	30%	1%	67%	66%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$88	COP	251,000	R$	287	€44
11 - 20 years	87		313,000	345		39
(1)Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$79	COP	290,000	R$	282	€34
11 - 20 years	118		439,000	342		39
(1)Assumes nominal prices based on weighted-average generation.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2025 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $158 million (2020: $191 million).
Had the company’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2021	2020
Hydroelectric	$9,758	$9,955
Wind	4,225	5,015
Solar	5,396	5,419
Other(1)	155	174
	$19,534	$20,563
(1)Includes biomass and cogeneration.
12. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2019	$241
Amortization(1)	(8)
Balance, as at December 31, 2020	233
Amortization(1)	(15)
Balance, as at December 31, 2021	$218
(1)Included in Other within the consolidated statements of income (loss).
Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in South America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE - Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of

F - 49

Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.
The company's service concession assets operate as authorizations that expire between 2033 and 2038. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, the company recognized $33 million of revenue for the year ended December 31, 2021 (2020: $35 million and 2019: $36 million).

F - 50

13. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
Effective January 1, 2022. Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023. As at December 31, 2021, none of the company’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)(2)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	5.1	7	$6,160	$6,543	4.9	8	$5,412	$6,108
Wind	3.7	9	2,416	2,577	3.8	10	3,041	3,428
Solar	4.1	13	4,110	4,365	3.4	12	3,480	4,038
Energy transition	3.9	12	860	912	3.8	12	926	1,021
Total	4.5	9	13,546	$14,397	4.1	10	12,859	$14,595
Add: Unamortized premiums(3)			57				56
Less: Unamortized financing fees(3)			(91)				(93)
Less: Current portion			(1,452)				(775)
			$12,060				$12,047
(1)Includes $8 million (2020: $9 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Excluding non-permanent financings, total weighted-average term is 10 years.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Future repayments of the company’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$708	$316	$740	$496	$748	$3,152	$6,160
Wind	152	385	153	152	146	1,428	2,416
Solar	523	436	186	190	190	2,585	4,110
Energy transition	69	145	42	37	33	534	860
	$1,452	$1,282	$1,121	$875	$1,117	$7,699	$13,546

F - 51

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2021	2020
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(93)	$(86)
Additional financing fees	(14)	(15)
Amortization of financing fees	13	5
Foreign exchange translation and other	3	3
Unamortized financing fees, end of year	$(91)	$(93)
In the first quarter of 2021, the company completed a financing of COP 180 billion ($48 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the second quarter of 2021, the company completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, the company completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, the company completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, the company completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, the company completed a refinancing of C$198 million ($159 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
In the third quarter of 2021, the company completed a refinancing of €512 million ($593 million) associated with a solar portfolio in Europe. A portion of the debt bears an average fixed interest rate of 2.40% maturing between 2037 and 2038, and a variable portion that bears interest at the applicable rate plus 1.6% increasing by 0.20% every five years maturing in 2031.
In the third quarter of 2021, the company completed a financing of R$200 million ($37 million) associated with a hydroelectric portfolio in Brazil. The loan bears a variable interest at the applicable rate plus 2.33% and matures in 2027.
In the third quarter of 2021, the company completed a corporate financing of COP 590 billion ($155 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.75% and matures in 2031.
In the third quarter of 2021, the company entered into an agreement for a R$650 million ($120 million) guaranteed letter of credit facility associated with a solar development project in Brazil.
In the fourth quarter of 2021, the company completed a financing of COP 740 billion ($185 million) associated with an investment in a hydro portfolio in Colombia. The loan bears a variable interest at the applicable rate plus 2.5% and 2.8%, maturing in 2028 and 2031, respectively.
In the fourth quarter of 2021, the company completed a refinancing of €395 million ($457 million) associated with our investment in a solar portfolio in Europe. The loan drawn in two tranches bears a variable interest at the applicable rate plus 1.55% increasing to 1.75% after five years maturing in 2031 and 2035, respectively.

F - 52

In the fourth quarter of 2021, the company completed a refinancing of C$25 million ($20 million) associated with an investment in a wind facility in Canada. The loan bears a fixed interest rate of 3.54% maturing 2030.
In the fourth quarter of 2021, the company completed a financing of R$400 million ($74 million) associated with a mixed technology portfolio in Brazil associated with our Brazilian business. The loan bears a variable interest at the applicable rate plus 1.3% and matures in 2028.
In the fourth quarter of 2021, the company completed a financing of R$250 million ($46 million) associated with an investment in a solar facility in Brazil. The loan bears a variable interest at the applicable rate plus 1.7% and matures in 2023.
In the year, the company increased its revolving credit facility associated with the United States business by $350 million to a total of $500 million.
Supplemental Information
The following table outlines changes in the company's borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Other(2)	December 31
2021
Non-recourse borrowings	$12,822	1,462	—	(362)	(410)	$13,512
2020
Non-recourse borrowings(3)	$11,958	57	475	—	332	$12,822
(1)Excludes $51 million (2020: $(20) million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Other includes a $247 million adjustment related to the buyout of the lease on a 192 MW hydroelectric facility in Louisiana.
14. NON-CONTROLLING INTERESTS
The company’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2021	2020
Participating non-controlling interests – in operating subsidiaries	$10,297	$10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	261	258
	$10,558	$10,548

F - 53

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2018	$900	$1,695	$2,667	$—	$2,212	$15	$124	$1,895	$158	$9,666
Net income (loss)	—	—	—	—	154	1	17	(135)	(1)	36
Other comprehensive income	46	114	324	—	266	2	(41)	200	1	912
Capital contributions	—	2	—	—	—	(2)	—	292	2	294
Dividends declared and return of capital	(24)	(57)	(180)	—	(259)	(1)	(11)	(121)	(20)	(673)
Other	—	2	23	—	2	(2)	—	(2)	—	23
As at December 31, 2019	922	1,756	2,834	—	2,375	13	89	2,129	140	10,258
Net income (loss)	(13)	(17)	(64)	1	130	—	16	(142)	(3)	(92)
Other comprehensive income	100	189	528	2	325	2	27	176	33	1,382
Capital contributions	—	4	—	71	—	—	—	—	261	336
Return of capital	—	—	(41)	—	—	—	—	(41)	—	(82)
Dividends declared	(8)	(29)	(139)	—	(180)	—	(35)	(86)	(36)	(513)
Special distribution/TerraForm Power acquisition	—	—	—	—	—	—	—	(1,026)	—	(1,026)
Other	1	(1)	(36)	—	—	(1)	—	(49)	113	27
As at December 31, 2020	1,002	1,902	3,082	74	2,650	14	97	961	508	10,290
Net income (loss)	5	(32)	(20)	(3)	113	1	16	(67)	(36)	(23)
Other comprehensive income	(122)	411	187	137	(107)	—	28	(6)	73	601
Capital contributions	—	1	—	64	—	—	—	—	—	65
Disposals	(181)	—	—	—	—	—	—	—	—	(181)
Dividends declared	(18)	(31)	(220)	(11)	(214)	(2)	(9)	(105)	(45)	(655)
Other(1)	—	—	157	—	—	—	—	70	(27)	200
As at December 31, 2021	$686	$2,251	$3,186	$261	$2,442	$13	$132	$853	$473	$10,297
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	0.3% - 30%
(1)During the year, the company issued additional shares to a partially-owned subsidiary of Brookfield Renewable. Refer to Note 26 – Commitments, contingencies and guarantees in the annual consolidated financial statements for further details.

F - 54

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to the company:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Isagen (2)	The Catalyst Group	TerraForm Power(3)	Other	Total
Interests held by third parties	75% - 78%	43% - 60%	71%	75%	76%	25%	68%	0.3% - 30%
Place of business	North America, Brazil	North America, Brazil	North America	Brazil	Colombia	North America	North America, South America, Europe	North America, Brazil
Year ended December 31, 2019:
Revenue	$155	$331	$46	$—	$971	$145	$991	$24	$2,663
Net income	2	2	(1)	—	293	67	(205)	7	165
Total comprehensive income (loss)	61	282	155	—	1,007	(99)	90	9	1,505
Net income allocated to non-controlling interests	—	—	1	—	220	17	(205)	3	36
Year ended December 31, 2020:
Revenue	$137	$261	$41	$5	$874	$141	$1,161	$15	$2,635
Net income (loss)	(15)	(29)	(11)	1	258	65	(360)	4	(87)
Total comprehensive income (loss)	109	329	287	4	877	173	238	—	2,017
Net income (loss) allocated to non-controlling interests	(13)	(17)	(8)	1	195	16	(268)	2	(92)
As at December 31, 2020:
Property, plant and equipment, at fair value	$1,785	$4,837	$1,745	$172	$8,150	$1,037	$11,606	$134	$29,466
Total assets	1,833	4,968	1,754	212	9,130	1,045	12,767	140	31,849
Total borrowings	483	1,356	346	64	1,822	549	6,890	41	11,551
Total liabilities	550	1,509	350	113	4,131	557	9,365	57	16,632
Carrying value of non-controlling interests	1,002	1,902	1,003	74	3,794	97	2,395	23	10,290
Year ended December 31, 2021:
Revenue	$137	$269	$58	$25	$929	$136	$1,239	$14	$2,807
Net income (loss)	7	(60)	(3)	(4)	214	62	(245)	8	(21)
Total comprehensive income (loss)	(161)	716	332	178	11	173	(243)	117	1,123
Net income allocated to non-controlling interests	5	(32)	(2)	(3)	162	16	(175)	6	(23)
As at December 31, 2021:
Property, plant and equipment, at fair value	$1,053	$5,578	$2,061	$713	$8,497	$1,129	$10,867	$164	$30,062
Total assets	1,087	5,685	2,074	798	9,498	1,140	11,939	202	32,423
Total borrowings	179	1,331	347	391	2,224	507	6,902	39	11,920
Total liabilities	205	1,549	358	450	4,896	511	8,916	61	16,946
Carrying value of non-controlling interests	685	2,251	1,226	261	3,493	132	2,197	52	10,297
(1)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(2)The total third parties ownership interest in Isagen as of December 31, 2021 was 75.9% and comprised of Brookfield Infrastructure Fund III: 23.0%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.3%.
(3)The total third parties ownership interest in TerraForm Power as of December 31, 2021 was 68.2% and comprised of Brookfield Infrastructure Fund III: 35.5% and the remainder is held by the partnership.

F - 55

The following table summarizes certain financial information regarding Participating non-controlling interests – in a holding subsidiary held by the partnership:

(MILLIONS)	2021	2020	2019
For the year ended December 31:
Revenue	$1,133	$1,069	$1,303
Net income	334	472	350
Comprehensive income	473	550	944
Net income allocated to participating non-controlling interests – in a holding subsidiary held by the partnership	7	11	11
As at December 31:
Property, plant and equipment, at fair value	$10,785	$9,801
Total assets	12,408	11,527
Total borrowings	3,117	2,440
Total liabilities	5,967	4,968
Carrying value of participating non-controlling interests – in a holding subsidiary held by the partnership	261	258

F - 56

15. BEPC EXCHAGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. The BEPC exchangeable shares and class B shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable shares and the BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2021, the BEPC exchangeable shares and class B shares were remeasured to $35.79 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the consolidated statements of income (loss). During the year ended December 31, 2021, our shareholders exchanged 16,071 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of $1 million to our financial liability (2020: 136,520 shares resulting in a $4 million decrease). The company declared and paid dividends of $209 million and $207 million, respectively (2020: $116 million and $100 million, respectively) on its BEPC exchangeable shares outstanding during the year ended December 31, 2021. Dividends on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable shares and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (shares)	BEPC class B shares outstanding (shares)	BEPC exchangeable shares and BEPC class B shares ($ million)
As at December 31, 2019:	—	—	$—
Share issuance	172,316,937	165	4,873
Share exchanges	(136,520)	—	(4)
Remeasurement of liability	—	—	2,561
As at December 31, 2020:	172,180,417	165	7,430
Share issuance(1)	38,996	—	1
Share exchanges	(16,071)	—	(1)
Remeasurement of liability	—	—	(1,267)
As at December 31, 2021:	172,203,342	165	$6,163
(1)Associated with the restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.
Similar to BEPC exchangeable shares and class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at December 31, 2021 and 2020.
In December 2021, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2021.

F - 57

16. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2019		$949
Acquired through acquisition	3	41
Foreign exchange		(20)
Balance, as at December 31, 2020		970
Foreign exchange		(121)
Balance, as at December 31, 2021		$849
As at December 31, 2021, there was $676 million of goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, the company removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As at December 31, 2021, the company performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant to the total balance, and was allocated to relating to the wind and solar assets in Spain ($67 million and $106 million, respectively).
17. CAPITAL MANAGEMENT
The company’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions. The company’s capital is monitored through the debt-to-total capitalization ratio on a consolidated basis. As at December 31, 2021 this ratio was 35% (2020: 36%).
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
The company’s strategy is to maintain the measures set out in the following schedule as at December 31:

(MILLIONS)	2021	2020
Non-recourse borrowings(1)	$13,546	$12,859

Deferred income tax liabilities, net(2)	4,934	4,160
BEPC exchangeable and class B shares	6,163	7,430
Equity
Participating non-controlling interest – in operating subsidiaries	10,297	10,290
Participating non-controlling interest – in a holding subsidiary held by Brookfield Renewable	261	258
The partnership	3,667	1,177
Total capitalization	$38,868	$36,174
Debt-to-total capitalization	35%	36%
(1)Excludes $34 million (2020: $37 million) of deferred financing fees, net of unamortized premiums.
(2)Deferred income tax liabilities less deferred income tax assets.

F - 58

18. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments:

(MILLIONS)	2021	2020
Balance, beginning of year	$372	$360
Share of net (loss) income	2	(4)
Share of other comprehensive income	87	26
Dividends received	(3)	(3)
Foreign exchange translation and other	(3)	(7)
Balance, end of year	$455	$372
19. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2021	2020
Cash	$405	$347
Short-term deposits	5	8
	$410	$355
20. RESTRICTED CASH
The company’s restricted cash as at December 31 is as follows:

(MILLIONS)	2021	2020
Operations	$80	$123
Credit obligations	67	72
Capital expenditures and development projects	50	34
Total	197	229
Less: non-current	(51)	(75)
Current	$146	$154
21. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2021	2020
Trade receivables	$502	$471
Collateral deposits(1)	434	—
Prepaids and others	83	45
Income tax receivables	30	5
Inventory	20	22
Other short-term receivables	77	80
	$1,146	$623
(1)    Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company’s risk management strategy.
As at December 31, 2021, 89% (2020: 95%) of trade receivables were current. The company does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2021 and 2020 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables,

F - 59

management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
22. OTHER LONG-TERM ASSETS
The company’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2021	2020
Restricted cash	20	$51	$75
Long-term receivables		30	28
Due from related parties	27	10	2
Other		6	4
		$97	$109
At December 31, 2021 and 2020, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2021	2020
Operating accrued liabilities	$195	$203
Accounts payable	118	114
Interest payable on non-recourse borrowings	71	65
BEPC exchangeable shares distributions payable(1)	16	11
Current portion of lease liabilities	25	30
Other	27	27
	$452	$450
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
24. PROVISIONS
The following table presents the change in the decommissioning liabilities for the company:

(MILLIONS)	2021	2020
Balance, beginning of the year	$567	$442
Acquisitions through business combinations	—	23
Disposals	(12)	—
Accretion	9	13
Changes in estimates	(60)	80
Foreign exchange	(7)	9
Balance, end of the year	$497	$567
The company has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2031 to 2055. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 26 – Commitments, contingencies and guarantees.

F - 60

25. OTHER LONG-TERM LIABILITIES
The company’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Note	2021	2020
Lease liabilities		$346	$362
Regulatory liabilities(1)		130	3
Pension obligations		64	75
Concession payment liability		10	11
Due to related parties	27	—	1
Other		86	79
		$636	$531
(1)    Regulatory liabilities are related to the regulated pricing mechanism at certain of the company’s Spanish assets.
26. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2021, the company had $392 million (2020: $491 million) of capital expenditure commitments outstanding, of which $364 million is payable in less than one year, and $28 million in two years, and nil thereafter.
The company, together with institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 development wind portfolio in Brazil. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
The company, together with institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.

F - 61

Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to an historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the year, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place during the year and resulted in the immaterial dilution of the company’s interest in TerraForm Power. During the year, TerraForm Power initiated legal proceedings to seek to recover the settlement amount and its costs incurred in connection with its defense of the underlying dispute.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company's subsidiaries as at December 31, 2021 were $698 million (2020: $687 million).
Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two subsidiaries of the company fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, (iv) the obligations of Brookfield Renewable under its bilateral credit facilities and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) a subsidiary of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F - 62

27. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
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
The company’s annual consolidated financial statements include general corporate expenses of the partnership which were not historically allocated to the company’s operations. These expenses relate to management fees payable to Brookfield Asset Management and direct operating costs incurred by a subsidiary of the partnership. These allocated expenses have been included as appropriate in the company’s consolidated statements of income. Key decision makers of the company are employees of the ultimate parent company who provide management services under the company’s Master Services Agreement. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect the company’s annual consolidated results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) (the "Base Management Fee"). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC's proportionate share of the Base Management Fee. BEPC's proportionate share of the Base Management Fee will be calculated on the basis of the value of BEPC's business relative to that of the partnership. The Base Management Fee for the year ended December 31, 2021 was $175 million (2020: $129 million and 2019: $82 million)
Relationship Agreement
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
TERP Brookfield Master Services Agreement
Since the acquisition of TerraForm Power on October 16, 2017, TerraForm Power had a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield. Prior to the company's acquisition of TerraForm Power, pursuant to the TerraForm Power Master Services Agreements, TerraForm Power paid management service costs on a quarterly basis calculated as follows:
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

F - 63

•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter was a negative number, then the market capitalization value increase was deemed to be zero. TerraForm Power’s management service costs for the year ended December 31, 2021 of nil (2020: $23 million and 2019: $27 million) have been included in the company’s annual consolidated statement of income based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition by the company on July 31, 2020.
Governance Agreement
TerraForm Power entered into a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings and any controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Asset Management that own voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of BAM and TerraForm Power and its controlled affiliates.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated after the completion of the TerraForm Power acquisition by the company on July 31, 2020.
Power Services Agreements
Energy Marketing Internalization
In the first quarter of 2021, the company and the partnership entered into an agreement to fully internalize all energy marketing capabilities in North America into the company. The agreement provides for the transfer for the partnership's Power Agency Agreements and related party power purchase agreements relating to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America ("GLHA"), which are further described below. Certain third-party power purchase agreements were also transferred to the company as part of the Energy Marketing Internalization of the partnership’s North American energy marketing business.
The agreement became effective on April 1, 2021.
Power Agency Agreements
Certain subsidiaries of the company entered into Power Agency Agreements appointing the partnership as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, the partnership scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by the partnership to the company.

F - 64

Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to the company. Under this Agreement, the company paid an annual energy marketing fee commensurate to the services received. See Note 7 - Direct operating costs. On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to the partnership.
Other Agreements
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, the partnership purchased all energy from several power facilities in Maine and New Hampshire held by GLHA at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.
Upon closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to the company.
Sponsor Line Agreement
On October 16, 2017, the company entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”). The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit making LIBOR loans to the company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The company may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the company is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
The company was permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances, the company may be required to prepay amounts outstanding under the Sponsor Line.
During the year ended December 31, 2021 and 2020, the company made no draws on the Sponsor Line. December 31, 2021, there were no amounts drawn under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition by the company on July 31, 2020.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with BAM, which governed certain aspects of the relationship between BAM and TerraForm Power. Pursuant to the TERP Relationship Agreement, BAM agreed that TerraForm Power will serve as the primary vehicle through which BAM and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that BAM will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of BAM. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from BAM.
The TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition by the company on July 31, 2020.

F - 65

TERP Registration Rights Agreement
TerraForm Power also entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and BAM and its affiliates, on the other hand, with respect to the registration for resale of all or a part of TerraForm Power's common stock held by BAM or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.
The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition by the company on July 31, 2020.
New Terra LLC Agreement
TerraForm Power and BRE Delaware, Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TerraForm Power's common stock and a second distribution threshold of $1.05 per share of TerraForm Power's common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC are distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power's common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power's common stock) if such amount were distributed to all holders of shares of TerraForm Power common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power's common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power's common stock) if such amount were distributed to all holders of shares of TerraForm Power's common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the year ended December 31, 2021, 2020 and 2019.
The New Terra LLC Agreement was amended upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020 to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit facilities and funds on deposit
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2021 (2020: nil).
The company participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund, and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield

F - 66

sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2021	2020	2019
Revenues
Power purchase and revenue agreements	$163	$361	$387

Other income
Interest income	$10	$—	$—

Direct operating costs
Energy purchases(1)	$(62)	$(10)	$(10)
Energy marketing & other services	(11)	(17)	(26)
Insurance expense(2)	(20)	(21)	(18)
	$(93)	$(48)	$(54)
Interest expense
Borrowings	$(29)	$(1)	$(4)

Other related party services	$(13)	$—	$—

Management service costs
Management service agreement	$(175)	$(152)	$(109)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. During the first quarter of 2021, the company recognized a $62 million gains (2020: nil and 2019: nil) associated with agency arrangement which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil (2020 was nil and 2019: $1 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, $1 million was recorded in the consolidated statements of income (loss) in 2021.

F - 67

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2021	2020
Current assets
Due from related parties
Amounts due from	Brookfield	$16	$13
	The partnership	523	392
	Equity-accounted investments and other	9	7
		$548	$412
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$10	$2

Current liabilities
Due to related parties
Amounts due to	Brookfield	$21	$18
	The partnership	625	513
	Equity-accounted investments and other	3	5
		$649	$536
Share-settlement liability(1)	The partnership	—	158
		$649	$694
Non-current liabilities
Non-recourse borrowings	Brookfield and the partnership	$8	$9

Due to related parties
Amounts due to	Equity-accounted investments and other	$—	$1
(1)Refer to Note 26 – Commitments, contingencies and guarantees for additional information on the company’s litigation matters.
Current assets
Amounts due from Brookfield and the partnership are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield and the partnership are unsecured, payable on demand and relate to recurring transactions.
28. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2021	2020	2019
Trade receivables and other current assets	$(467)	$42	$(44)
Accounts payable and accrued liabilities	(259)	8	(6)
Other assets and liabilities	99	(60)	26
	$(627)	$(10)	$(24)

F - 68