Form 20-F
period 2022-12-31
Brookfield Renewable Corp
filed 2023-03-01
CIK 1791863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
172,218,098 Class A Exchangeable Subordinate Voting Shares as of December 31, 2022
165 Class B Multiple Voting Shares as of December 31, 2022
189,600,000 Class C Non-Voting Shares as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2022. Unless the context requires otherwise, when used in this Form 20-F, the terms “our company”, “we”, “us” and “our” refer to Brookfield Renewable Corporation and its direct and indirect operating entities as a group; “Brookfield Renewable” and “our group”, refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F; “the partnership” refers, unless the context indicates or requires otherwise, to Brookfield Renewable and its controlled subsidiaries, excluding our company; and “Brookfield” refers to Brookfield Corporation and its subsidiaries (other than Brookfield Renewable) and unless the context otherwise requires, includes Brookfield Asset Management (as defined in this Form 20F). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of our economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:
“2011 Bond Indenture” means the amended and restated indenture, dated November 23, 2011, among Canadian Finco. The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing the Canadian Bonds.
“2021 Bond Indenture” means the indenture, dated August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada.
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
“Asset Management Company” means Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.
“base management fee” has the meaning given to it under Item 6.A “Directors and Senior Management — The Master Services Agreement — Management Fee”.
“BCBCA” means the Business Corporations Act (British Columbia).
“BEM LP” means Brookfield Energy Marketing LP, an indirect wholly-owned subsidiary of Brookfield Corporation.
“BEP” means, unless the context requires otherwise, Brookfield Renewable Partners L.P.
“BEP unit convertibles” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“BEP’s Annual Report” means BEP’s annual report on Form 20-F for the fiscal year ended December 31, 2022, as amended (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEP’s audited consolidated statements of financial position as of December 31, 2022 and December 31, 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, together with the reports thereon of the independent registered public accounting firm and management’s discussion and analysis of BEP as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022.
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
“BESS” means battery energy storage system.
“BPUSHA” means Brookfield Power US Holding America Co.
“BRELP” means Brookfield Renewable Energy L.P.
“BRELP Class A Preferred Units” means the Class A Preferred Limited Partnership Units, issuable in series, of BRELP.
“Brookfield” means Brookfield Corporation and its subsidiaries, or any one or more of them, as the context requires, other than entities within Brookfield Renewable and unless the context otherwise requires, includes Brookfield Asset Management (other than entities in our group).
“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Brookfield Asset Management” means Brookfield Asset Management Ltd.

“Brookfield Business Partners” means Brookfield Business Partners L.P.
“Brookfield Corporation” means Brookfield Corporation (formerly Brookfield Asset Management Inc.).
“Brookfield Insurance Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts Relating to Investments”.
“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Brookfield Relationship Agreement” means the relationship agreement, dated November 28, 2011, by and among Brookfield Corporation, BEP, BRELP, the Service Provider and others.
“Brookfield Renewable” or “our group” means BEP collectively with BRELP, the Holding Entities, BEPC, and the Operating Entities, or any one or more of them, as the context requires.
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Corporation.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.
“Cameco” means Cameco Corporation.
“Canada SubCo” means BEP Subco Inc.
“Canadian Bonds” means all outstanding bonds issued by Canadian Finco pursuant to the Canadian Indentures.
“Canadian Finco” means Brookfield Renewable Partners ULC.
“Canadian Indentures” means the 2011 Bond Indenture and the 2021 Bond Indenture, as applicable.
“CDS” means CDS Clearing and Depository Services Inc.
“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of Brookfield Corporation.
“Cfd” means contract for difference.
“chair” means the chairperson of the BEPC board.
“Class A Preference Shares” means BRP Equity’s Class A Preference Shares, issuable in series.
“Class A Preferred Units” means BEP’s Class A Preferred Limited Partnership Units, issuable in series.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“COD” means commercial operation date.
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
“Energy Marketing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Agreement”.
“Energy Marketing Internalization” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Internalization”.
“Energy Revenue Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Revenue Agreement”.
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
“LTA” means long-term average.
“Master Services Agreement” means the fourth amended and restated master services agreement dated June 30, 2022, among our company, BEP, BRELP, Brookfield Corporation, the Service Recipients, the Service Providers and others, as amended from time to time.
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
“PFIC” means a passive foreign investment company for U.S. federal income tax purposes.
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
“Uyghur Forced Labor Prevention Act” means the United States Uyghur Forced Labor Prevention Act (H.R. 1155), as amended, including the rules and regulations promulgated thereunder.

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
“Westinghouse” means Westinghouse Electric Corporation.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities laws, concerning the business and operations of Brookfield Renewable (collectively referred to herein as “forward-looking statements”). Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital, future dividends and distributions made to holders of BEP units and BEPC exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•changes to resource availability, as a result of climate change or otherwise, at any of our group’s facilities;
•supply, demand, volatility and marketing in the energy markets;
•our group’s inability to re-negotiate or replace expiring PPAs on similar terms;
•an increase in the amount of uncontracted generation in our group’s portfolio or adverse changes to the MRE;
•availability and access to interconnection facilities and transmission systems;
•our group’s ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects;
•our group’s real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to our group;
•increases in the cost of operating our existing facilities and of developing new projects;
•equipment failures and procurement challenges;
•dam failures and the costs and potential liabilities associated with such failures;
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
•labor disruptions and economically unfavorable collective bargaining agreements;
•fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems;
•the COVID-19 pandemic, as well as the direct and indirect impacts that a pandemic may have, or any other pandemic;
•our group’s inability to finance our operations and fund growth due to the status of the capital markets or our group’s ability complete capital recycling initiatives;
•operating and financial restrictions imposed on us by our group’s loan, debt and security agreements;
•changes to our group’s credit ratings;
•the incurrence of debt at multiple levels within our group’s organizational structure;
•adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our group’s hedging strategy or otherwise;
•our group’s inability to identify sufficient investment opportunities and complete transactions;
•the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions or acquisitions;
•changes to our group’s current business, including through future sustainable solutions investments;
•our group’s inability to develop the projects in our development pipeline;
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
•our group does not have control over all of our group’s operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements;
•political instability or changes in government policy negatively impacting our business or assets;

•some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks;
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
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this Form 20-F also contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.
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
Risks Relating to Our Operations and Our Industry
•Risks relating to resource availability, as a result of climate change or otherwise.
•Risks relating to supply, demand, volatility and marketing in the energy market.
•Risks relating to the amount of uncontracted generation in our portfolio or adverse changes to the MRE.
•Risks relating to ability to access interconnection facilities and transmission systems.
•Risks relating to our expiring contracts, counterparty defaults and renewal of our concessions, licenses and permits.
•Risks relating to our use and enjoyment of real property rights.
•Risks of increased cost of operating our plants and of developing new plants.
•Risks relating to equipment failure and procurement challenges and any loss of generating capacity and damage to the environment.
•Risks relating to uninsurable losses.
•Risks relating to disputes, litigation and governmental and regulatory policies and investigations.
•Risks relating to our facilities being affected by local communities.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
•Risks relating to advances and investments in technology.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to the COVID-19 pandemic or other pandemics.
Risks Relating to Financing
•Risks relating to our ability to finance our operations and fund growth, including completing capital recycling initiatives, compliance with debt covenants, changes in our credit ratings, and the incurrence of debt at multiple levels within our organizational structure.
Risks Relating to Our Growth Strategy
•Risks relating to our ability to identify investment opportunities and complete transactions, as planned.
•Risks relating to changes to our business, including through sustainable solutions investments.
•Risks relating to integrating new acquisitions.
•Risks relating to our ability to develop projects in our development pipeline.
•Risks relating to our relationship with local communities and partners.

•Risks relating to our transactions and joint ventures, partnerships, consortium arrangements or structured arrangements.
•Risks relating to political instability, changes in government policy, or unfamiliar cultural factors.
•Risks relating to acquiring distressed companies.
•Risks relating to our investments in securities, including of other public companies.
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
•Risks relating to Brookfield’s ownership position of our company.
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
Risks Relating to Our Operations and Our Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our facilities are correlated to the amount of electricity produced, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind, storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which our company operates and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow.
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
Supply and demand in energy markets are volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the energy markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; and political instability (such as the conflict between Ukraine and Russia and the disruptive impact that related sanctions and other related events might have on European energy markets).
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction or retirement of baseload generation capacity (e.g., the timelines associated with the gradual retirement of coal and nuclear capacity in certain markets), the timing of generating plant retirements – in part driven by environmental regulations –(e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
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

If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what may appear to be an attractive price at the time of recontracting could, if power prices significantly rise over the PPA’s term, result in us having committed to sell power in the future at below then-market rates.
The amount of uncontracted generation in our portfolio may increase.
In 2022 and 2021, approximately 87% of our group’s generation (on a proportionate basis) was contracted in each of those calendar years under long term fixed-price contracts with creditworthy counterparties. The portion of our group’s portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time and could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to deliver electricity to our various counterparties and buildout our renewable power development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to connect renewable generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility-scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
There is a risk that our concessions and licenses will not be renewed or that, where concessions are required to build out our development pipeline, they may not be granted or awarded.
We hold concessions and licenses and we have rights to operate our facilities which generally include, in respect of our hydroelectric projects, rights to the land and water required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted. In addition, concessions may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession that we require with respect to any given project or on what timelines or conditions.
We may fail to comply with conditions in, or may not be able to maintain, governmental permits, licenses or approvals, and we may not receive new governmental permits, licenses or approvals that we require.
Our operating and development projects are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals. Some of the licenses, permits and governmental approvals that have been issued to our operating and development projects contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Our use and enjoyment of real property rights for our facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to our company.
Wind and solar renewable energy facilities, as well as certain facilities in our sustainable solutions businesses, are generally located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect our company against all risk of loss of our rights to use the land on which our facilities are located, which could have an adverse effect on our business, financial condition and results of operations.
The cost of operating our facilities or developing new facilities could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
Our operating assets and businesses may not perform as expected and may experience equipment failure.
Our operating assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. This could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our group’s sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a carbon, capture and storage facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our group being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
In addition, upon the closing of our group’s announced investment in Westinghouse, our group will also be exposed to performance and operational risks in respect of certain nuclear technologies. Westinghouse produces highly sophisticated products and provides specialized services that incorporate or use complex technology, including both hardware and software. Many of Westinghouse’s products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods. While Westinghouse’s products and services meet rigorous quality standards, there can be no assurance that such products or services will not experience operational process or product failures and other problems, which could adversely impact the financial performance of Westinghouse.

Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, and batteries for BESS projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in 2021 and 2022 did not materially impact our group’s business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our group’s development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) lockdowns and workforce disruptions, including those related to the COVID-19 pandemic, (3) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (4) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.
For example, in 2022 in the U.S., The Uyghur Forced Labor Prevention Act was signed into law, which restricts the import of goods from China’s Xinjiang Uyghur Autonomous Region due to concerns about forced labor practices in the region. This region of China provides by some measures up to half of the world’s polysilicon supply, a key component in many solar panels. Also in 2022, the U.S. Department of Commerce commenced an anti-dumping and countervailing duty circumvention investigation into whether certain solar panel imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in the China as a way to circumvent existing restrictions. These and similar legislative or regulatory initiatives or investigations, in the U.S. or otherwise, related to the purchase of materials or equipment that are necessary to sustain the buildout of our group’s development pipeline, may adversely impact project timelines, increase overall equipment costs, and require complex procurement process changes to ensure that our group’s supply chain remains compliant with all applicable laws, rules and regulations. Similarly, our group could suffer adverse financial and reputational impacts if our group or our group’s contract counterparties even inadvertently breach these and other similar laws, rules or regulations. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. Even if the failure is not at a upstream facility, it could result in new and potentially onerous regulations that could impact our group’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
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

In particular, we share third party excess liability, crime, employee dishonesty, directors and officers liability, auto liability and errors and omissions insurance coverage. Under such shared policies, policy limits may be shared between us and Brookfield meaning that any claim by one insured party in a given year may reduce the amount that each other insured party can claim. Consequently, there is a risk that our ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of our company, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.
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
Our energy marketing strategies also depend on counterparties fulfilling their obligations to us and on the quality of the collateral that they post. Our positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
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

Certain of our operating projects are party to financial swaps or other similarly structured project level hedging arrangements (“swaps”). We may also acquire additional assets with similar hedging arrangements in the future. Under the terms of such arrangements, our operating projects receive payments for specified quantities of electricity based on a fixed-price and are obligated to deliver (if physically settled) or pay (if financially settled) the counterparty the market price for the same quantities of electricity. Gains or losses under the swaps are designed to be offset by decreases or increases in a facility’s revenues from spot sales of electricity in liquid markets. However, the actual amount of electricity a facility generates from operations may be materially different from our estimates for a variety of reasons, including variable conditions and plant availability. If a plant does not generate the volume of electricity required by the associated contract, we could incur losses if electricity prices in the market rise substantially above the fixed-price provided for in the swap arrangement.
The MRE could be terminated or changed or our company’s reference amount revised downward.
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity it is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with capacity of over 50 MW is assessed every 5 years, according to the criteria of such regulation and can be adjusted positively or negatively. For plants with capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our company’s reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our company’s results of operations and cash flows.
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
In the course of our business, we enter into a wide range of contacts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.

This is true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility-scale customers and the collection of unpaid amounts may be more challenging given of the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the solar generation facility. In addition, we enter into joint ventures and other commercial arrangements with counterparties. To the extent such counterparties do not fulfill their obligations to us under such contracts we may not achieve the expected benefits from the relevant arrangement.
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
A significant portion of our current operations and related assets are in Brazil and Colombia, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections. For example, upon the expected closing of our group’s announced investment in Westinghouse, our group will be exposed, through Westinghouse, to complex new legal and regulatory regimes in new jurisdictions. Westinghouse operates in an industry that is highly regulated both by U.S. federal and state governments and also by numerous foreign governments, including the E.U., and could be significantly impacted by changes in government policies and priorities.
The operation of our company’s facilities could be affected by local communities.
The interests of local communities and stakeholders, including in some cases, Indigenous peoples, may impact the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our company’s project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, Indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our assets.

We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which they rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, the unplanned shutdown of our operating facilities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance, as does similar legislation in certain U.S. states in which we operate, and in Brazil. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
There can be no guarantee that newly developed technologies that our company invests in will perform as anticipated.
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining, repowering or otherwise enhancing our existing assets. Investments in new technologies may also arise as a result of an investment in a business line or asset class that differs from those we have historically invested in. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated could adversely affect the profitability of a particular investment.
Advances in technology could impair or eliminate the competitive advantage of our company’s projects.
Technologies related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
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
Certain of our company’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without labor disruptions or without agreeing to significant increases in labor or other related costs. In the event of a labor disruption such as a strike or lock-out, the ability of our company’s generation assets to generate electricity may be impaired and our results from operations and cash flow could be adversely affected.
We are subject to risks associated with pandemics, epidemics and other public health emergencies, including the COVID-19 pandemic.
Our group’s business could be exposed to effects of pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), which could materially adversely impact our group’s operations. A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spreads across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our group’s results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
Risks Relating to Financing
Our group's ability to finance its operations and fund growth initiatives is subject to various risks relating to the state of capital markets and to our ability to complete all or some of our capital recycling initiatives.
Our group expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by rising interest rates, could increase our group’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt, certain of our Operating Entities have limited recourse project level debt and certain of our portfolio companies, like Isagen, have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
Our group is subject to operating and financial restrictions through covenants in its loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in its loan, debt and security agreements. These restrictions prohibit or limit our group's ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our group's corporate bonds and in our group's corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our group's ability to obtain additional financing, withstand downturns in our group's business and take advantage of business and development opportunities. If our group breaches its covenants, its credit facilities may be terminated or come due and such event may cause our group's credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, our group also acquires businesses and assets that have debt obligations that are in default. Our group may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, require repayment on an accelerated schedule or impose other obligations that limit our group's ability to grow its business, acquire needed assets or take other actions that our group might otherwise consider appropriate or desirable.
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
We use leverage and such indebtedness may result in our company or our operating businesses being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to equity.
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
We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.
A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have an adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.
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
Our group’s growth initiatives may be subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our group’s control. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. Our group may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions.
For example, in October 2022, our group, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse for an aggregate equity investment of approximately $4.5 billion (up to $750 million net to our group). Although our group expects closing conditions to be satisfied and regulatory approvals received on the terms contemplated, our group can provide no assurance that the proposed acquisition will be completed on the anticipated timeframe and terms contemplated, or at all.
If all or some of our group’s acquisitions and other transactions are unable to be completed on the terms agreed, our group may need to modify or delay or, in some cases, abandon these transactions altogether (which may result in the payment of significant break-up fees). If our group is unable to achieve the expected benefits of transactions, the market value of the BEP units or BEPC exchangeable shares may decline.
Our operations in the future may be different from our current business, including through future sustainable solutions investments.
Our operations today include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia , and we have announced but not closed an investment in a nuclear services business, Westinghouse. Our development pipeline includes renewable power generation projects as well as carbon capture and storage projects, renewable natural gas and recycling projects. . We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments include investments in nuclear services, carbon capture and storage projects, renewable natural gas, recycling, offshore wind generation, hydrogen and ammonia production and investments focused on enhancing the energy efficiency of existing infrastructure, among others.
Such energy transition investments may include businesses that at the time of the acquisition are relatively carbon-intensive, including power generation from thermal facilities (including coal-fired generation), with the goal of transitioning them to a less carbon intensive model over time. The success of any such transition plan would depend on a number of factors outside of our control and even if successful, may still require the operation of carbon intensive and other non-renewable power generation assets for an extended period of time. Accordingly, the risks associated with our current operations may differ materially from those associated with our future operations.
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
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which our company has little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise, risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our group’s practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by our company and the partnership, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on Brookfield Renewable’s business, financial condition, and results of operations. In addition, if returns are lower than anticipated from new acquisitions, our group may not be able to achieve growth in its distributions in line with its stated goals and the market value of our group's securities may decline.
Not all of the projects in our development pipeline will achieve commercial operation.
We have a large development pipeline that includes projects. at different level of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects that we don’t own 100% of or, in certain circumstances, control. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
Our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs.
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
We enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners, and/or municipalities. In some jurisdictions, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Some of our group’s investments and current operations are structured as joint ventures, partnerships, consortium or structured arrangements, including its interest in Isagen, and our group intends to continue to operate in this manner in the future, which may reduce Brookfield’s and our group’s influence over our group’s operating subsidiaries and partners and may subject our group to additional obligations and risks.
Some of our group’s investments and operations are structured as joint ventures, partnerships and consortium arrangements, including its interest in Isagen and our announced but not yet closed joint venture for Westinghouse. An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industry wide trends that our group believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund its share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield. We may also, together with institutional partners, make non-controlled structured preferred equity or debt investments (“structured investments”) in businesses that feature asset classes or technologies that are at an early stage of development.
While our group’s strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships, consortium and structured investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement and the timing and nature of any exit, will be made by a majority or super majority vote of the investors, by separate agreements that are reached with respect to individual decisions or, in the case of a structured investment, by agreement with the applicable counterparty. For example, although our company owns a controlling stake in the consortium’s interest in Isagen, the arrangements in place with the Brookfield Renewable consortium partners require that certain actions with respect to our investment in Isagen and our group’s influence over business operations require super majority approval of the consortium. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including our group) maintaining certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview—Current Operations—Colombia”.
As a further example, when our group participates with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which may lead to the investment being sold prior to the date our group would otherwise choose. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which our group does not agree, or a management team may take risks or otherwise act in a manner that does not serve our group’s interests. We also may make commitments to invest funds in support of the development or other activities of the applicable company that extend over time. Because our group may have a reduced level of influence over such operations, our group may not be able to realize some or all of the benefits that it believes will be created from our group’s and Brookfield’s involvement. If any of the foregoing were to occur, our group’s business, financial condition and results of operations could suffer as a result.
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
We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions and political corruption. For example, in Europe the recent withdrawal of the U.K. from the E.U. and military tensions and conflict in Eastern Europe, including between the Ukraine and Russia, could contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services, and people and also have a destabilizing effect on European energy markets, as well as potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes could result in local, regional and/or global instability that could adversely impact our business. For example, the conflict between Russia and Ukraine and the related sanctions imposed to date in response have created uncertainty in the global financial system, increased fuel prices, amplified existing supply chain challenges and heightened cybersecurity disruptions and threats. While recent energy market volatility in Europe has not directly adversely impacted Brookfield Renewable’s business (principally because our group’s facilities in Europe rely on renewable inputs like wind and sunshine rather than inputs with volatile prices like gas and coal) the rising cost of power has generally increased the costs of conducting business in Europe and caused economic hardship and uncertainty and political tensions in the countries in which our group operates. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our group’s business. The materialization of one or more of these risks could negatively affect our financial performance.
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
We may occasionally make investments in securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies. Investments in publicly traded securities are particularly subject to market volatility and market disruptions, and our investments in securities generally may be subject to changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. Similarly, some investments in securities, such as a minority position held in a private company, may be illiquid, which in turn may result in our inability to exit the investment on favorable terms or at all. For example, in 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million ( $288 million proportional to our company), to an affiliate of Brookfield in exchange for securities of equal value. This portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors, which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. However, there can be no assurance on what timeline the conditions to monetization will be met. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
Risks Relating to Our Relationship with Brookfield and the Partnership
Brookfield exercises substantial influence over our group and it is highly dependent on the Service Providers.
As of the date of this Form 20-F, Brookfield Corporation, directly and indirectly, holds approximately 26% of the BEPC exchangeable shares. In addition, the partnership, which itself is controlled by Brookfield Corporation, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, Brookfield Corporation and the partnership collectively hold an approximate 81.5% voting interest in our company. As a result, Brookfield Corporation is able to control the appointment and removal of our directors and the directors of BEP’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as its primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement its strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
Brookfield has no obligation to source acquisition opportunities for our group and our group may not have access to all renewable power acquisitions that Brookfield identifies.
Our group’s ability to grow through acquisitions depends on Brookfield’s ability to identify and present our group with acquisition opportunities. Brookfield established our group to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield’s obligations to our group under the Master Services Agreement and the Brookfield Relationship Agreement are subject to a number of exceptions and Brookfield has no obligation to source acquisition opportunities specifically for our group. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to our group for the pursuit of renewable power-related acquisitions or transition investments. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available by Brookfield, for example:
•it is an integral part of Brookfield’s (and our group’s) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional partners, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for our group without giving our group an opportunity to participate in them, there is no minimum level of participation to which our group will be entitled;

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
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield and the partnership, on the other hand. For example, our board of directors mirrors the board of the general partner of BEP, except for two additional non-overlapping board members that assist our company with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership. Mr. Carvalho Filho and Mr. MacEwen are currently the non-overlapping members of our board of directors. Mr. Carvalho Filho previously served on the board of directors of the general partner of BEP from 2013 until just prior to the completion of the special distribution. In certain instances, the interests of Brookfield or the partnership may differ from the interests of our company and our shareholders, including with respect to the types of acquisitions made, the timing and amount of dividends by our company, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our company and our shareholders.
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
In addition, the Service Providers, being affiliates of Brookfield, provide management services to our company pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, the partnership pays an annual base management fee to the Service Providers of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. We reimburse the partnership for our proportionate share of such fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by the partnership, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, an affiliate of

Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units) as well as economically equivalent securities, such as the BEPC exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in BRELP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of the partnership, our company or our shareholders.
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
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of BEP may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to our company; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated for any other reason, including if the Service Providers or Brookfield Corporation experience a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of BEP is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of

BEP is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of BEPC exchangeable shares or the BEP units could suffer. See Item 7.B “Related Party Transactions—Brookfield Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreement” for more details.
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
Although the BEPC exchangeable shares are intended to provide an economic return that is equivalent to the BEP units, there can be no assurance that the market price of BEPC exchangeable shares will be equal to the market price of BEP units at any time. For example, using a volume-weighted average price for the 30 trading day period ending February 24, 2023, the prices per BEPC exchangeable share were $30.25 and C$40.49 on the NYSE and TSX, respectively, and the prices per BEP unit were $28.08 and C$37.93 on the NYSE and TSX, respectively. If our company redeems the BEPC exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the BEP units, holders will receive BEP units with a lower trading price. Factors that have and could cause differences in such market prices may include:
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
In general, if BEP satisfies an exchange request by delivering BEP units to a U.S. Holder pursuant to BEP’s exercise of the BEP call right, then the U.S. Holder’s exchange of BEPC exchangeable shares for BEP units will qualify as tax-free under Section 721(a) of the Code, unless, at the time of such exchange, BEP (i) is a publicly traded partnership treated as a corporation for U.S. federal income tax purposes or (ii) would be an “investment company” if it were incorporated for purposes of Section 721(b) of the Code. In the case described in (i) or (ii) of the preceding sentence, a U.S. Holder may recognize gain upon the exchange. BEPC understands that the general partner of BEP believes that BEP will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. In addition, based on the shareholders’ rights in the event of the liquidation or dissolution of BEPC (or BEP) and the terms of the BEPC exchangeable shares, which are intended to provide an economic return equivalent to the economic return on BEP units (including identical distributions), and taking into account the expected relative values of BEP’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, BEPC understands that the general partner of BEP currently expects that a U.S. Holder’s exchange of BEPC exchangeable shares for BEP units pursuant to the exercise of the BEP call right will not be treated as a transfer to an investment company for purposes of Section 721(b) of the Code. Accordingly, BEPC understands that the general partner of BEP currently expects a U.S. Holder’s exchange of BEPC exchangeable shares for BEP units pursuant to BEP’s exercise of the BEP call right to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of BEP, and no assurance can be provided as to the position, if any, taken by the general partner of BEP with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by BEP. If Section 721(a) of the Code does not apply, then a U.S. Holder who exchanges BEPC exchangeable shares for BEP units pursuant to BEP’s exercise of the BEP call right will be treated as if such holder had sold its BEPC exchangeable shares to BEP in a taxable transaction for cash in an amount equal to the value of the BEP units received.
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
Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract or a complex contract. BEPC intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the Code before January 1, 2025, and no portion of a distribution made on BEPC exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on BEPC exchangeable shares on or after January 1, 2025, Section 871(m) of the Code will apply if the contractual arrangements relating to the BEPC exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2025.
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
General Risk Factors
Government policies providing incentives that we rely upon could change at any time.
Renewable power and sustainable solutions assets and businesses and the overall growth of the industries in which we operate have generally benefited from the support of state or provincial, national, supranational and international policies and incentives that promote and support investment. For example, the attractiveness of renewable energy to purchasers of a solar power project, as well as the economic return available to project sponsors, is often enhanced by such incentives. Similarly, carbon capture and storage projects are economically viable in certain jurisdictions because of the existence of a government regulated price on carbon and, in other jurisdictions, because of tax or other government incentives favoring carbon capture and storage project development. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for our renewable energy and sustainable solutions assets and businesses could change or expire in a manner that adversely impacts the market more generally. For example, the passage into law of the Inflation Reduction Act in August 2022 provided significant support for the renewables industry in the U.S., in large part by providing tax and other incentives to renewable and other energy transition projects. These incentives are not universally supported in the U.S. and there is a risk that these incentives could be revoked, and the Inflation Reduction Act repealed, which could have an adverse effect on businesses that relied on the act to make investment decisions. Political changes in the jurisdictions in which we operate might impact the competitiveness of clean energy generally and the economic value of certain of our projects in particular.

Inflationary pressures could adversely impact our group’s businesses
Our group’s operating businesses are impacted by rising inflationary pressures. Inflation rates in jurisdictions that our group operates or invests in have increased significantly in 2022, rising above the target inflation ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked PPAs in our group’s portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our group’s operating businesses and our group’s investors, and could impact our group’s ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our group’s operating businesses and our group’s growth and capital recycling initiatives.
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
In addition, upon the expected closing of our group’s announced investment in Westinghouse, our group will be exposed, through Westinghouse, to complex new legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
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

We cannot assure you that any credit rating assigned to our company or any of its portfolio companies, operating subsidiaries or other subsidiaries or their debt securities or the partnership will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
New regulatory initiatives related to ESG and/or changing market perception of our businesses could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to our group, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices. If regulators disagree with our ESG disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
There is also a risk that investor sentiment regarding which of our assets have desirable non-financial characteristics (related to decarbonization or otherwise) could change over time. This could include changing perceptions of which assets in our current portfolio are considered sustainable or ethical, and could result in assets, segments or businesses, or aspects thereof that we currently present as, for example, sustainable or ethical, being considered unsustainable or unethical by investors in the future. Changes in our group’s business model that see us taking a more active approach to certain decarbonization investments could have a similar result. For example, the acquisition of coal-fired power plants or other carbon emitting assets could be negatively received by investors even if our group’s publicly stated business plan for these assets is to seek to decarbonize them. Our group’s business, reputation and the market price of the BEP units and the BEPC exchangeable shares could be adversely affected by any such changes in investor sentiment.
We may not be able to identify and assess all potential human rights impacts of our business activities.
While we pride ourselves on our commitment to ethical business practices and the controls, policies and practices that we have in place with respect to such practices, we may not be able to identify and assess all potential human rights impacts of our investment activities, operations and supply chain. Any potential human rights abuses that occur and are in any way associated with our business, whether through third party business relationships or otherwise, could have an adverse impact on our reputation, as well as present legal and financial risks.
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
The Financial Conduct Authority (“FCA”) in the United Kingdom ceased compelling banks to submit rates for calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
Our group has certain outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities. As at December 31, 2022, none of our group’s floating rate borrowings have been adversely impacted by these reforms.
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
Our company’s current operations consist of approximately 12,857 MW of installed hydroelectric, wind, solar, storage and ancillary capacity across Brazil, Colombia, North America and Europe.
As a controlled subsidiary of the partnership, an integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored funds, consortia, joint ventures and other arrangements, that target acquisitions that suit our company’s profile. Across our group’s business, our group leverages its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. Our group also makes investments in sustainable solutions businesses, which are generally comprised of emerging transition asset classes where our group’s initial investment positions it for potential future large-scale decarbonization investments.
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
Recent Transactions
In October 2022, Brookfield Renewable, together with institutional partners, formed a partnership with Cameco to acquire 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners and its institutional partners for $4.5 billion (up to $750 million net to Brookfield Renewable). We together with institutional partners expect to own an aggregate 51% interest (up to 17% net to Brookfield Renewable) with Cameco owning 49%. The transaction is subject to customary closing conditions, with closing expected to occur in the second half of 2023. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”, “Risk Factors — Risks Relating to Our Relationship with Brookfield”, and Item 7.B “Related Party Transactions — Other Agreements”.
In November 2022, our institutional partners agreed to sell a 50% interest in a 378 MW hydroelectric portfolio in the United States. The transaction is subject to customary closing conditions and is expected to close in the first half of 2023. Brookfield Renewable will continue to retain its 22% interest and accordingly does not expect to receive proceeds from the sale.
In November 2022, Brookfield Renewable issued C$400 million of green Series 15 green bonds at a fixed rate of 5.88%. The Series 15 medium term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.

In December 2022, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,610,905 of its issued and outstanding BEPC exchangeable shares for a one-year period.
During the fourth quarter of 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million (or $288 million proportional to our company) to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries will be reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position. See Item 3.D “Key Information — Risk Factors — Risks Relating to Our Relationship with Brookfield”, and Item 7.B “Related Party Transactions — Other Related Party Transactions”.
In February 2023, Brookfield Renewable announced its participation in, together with institutional partners and with MidOcean Energy (“MidOcean”), a company formed and managed by EIG Global Energy Partners, a privatization proposal in respect of Origin Energy Limited (“Origin”). The proposal, which is subject to due diligence as well as other conditions, is at a price of A$8.90 per share of Origin. Under the proposed transaction Brookfield Renewable would acquire Origin’s energy markets business, Australia’s largest generation and retail company, and EIG would acquire Origin’s Integrated Gas division. There is no certainty that a transaction on the terms described will be completed.
4.B    BUSINESS OVERVIEW
Our Operations
Our company’s current operations consist of approximately 12,857 MW of installed hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions capacity across the North America, South America and Europe.
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

The table below outlines our hydroelectric, wind, utility-scale solar and distributed energy & sustainable solutions power asset portfolio as at December 31, 2022:

	River Systems	Facilities	Capacity (MW)	Storage Capacity (GWh)
Hydroelectric
United States	30	136	2,905	2,543
Colombia	11	17	2,953	3,703
Brazil	27	43	940	—
Total	68	196	6,798	6,246

Wind
United States	—	24	1,685	—
Canada	—	1	78	—
Europe	—	25	682	—
Brazil	—	5	150	—
Total	—	55	2,595	—

Utility-scale solar	—	69	1,489	—

Distributed energy & sustainable solutions	1	4,882	1,975	1,095
	69	5,202	12,857	7,341

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

Current Operations
United States
Our company is strategically focused on power markets in the Northeast, Mid-Atlantic and California, with operations in other mid-continent states, including Minnesota and Louisiana. The majority of our company’s hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, our company is one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, our company has four hydroelectric facilities with an aggregate installed capacity of 747 MW. In New England, our company has 47 hydroelectric facilities and one pumped storage facility with an aggregate installed capacity of 1,317 MW.
Brookfield Renewable’s closing of the acquisition of TerraForm Power significantly expanded its wind and solar generation capacity in the United States. As a result, we now have a geographically diverse portfolio of wind, solar and distributed generation projects located principally in California, Illinois, Texas and New York with an aggregate installed capacity of approximately 2,900 MW. Through our subsidiary TerraForm Power, we also own 78 MW of wind assets and 54 MW of solar assets in Canada, 101 MW of solar assets in Chile and 95 MW of wind assets in Uruguay.
A number of our company’s U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 38% of their annualized long-term average generation. Our company also benefits from a 50% joint-venture interest in a 633 MW hydroelectric pumped storage facility located in

Massachusetts. Pumped storage is a form of hydroelectric power that allows energy to be stored by pumping water up into a reservoir, and then producing power by releasing the water when power prices are higher.
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
In August 2022, we, together with our institutional partners, committed to invest up to $137 million ($28 net to the company) into a joint venture with California Resources Corporation to develop CCS projects in California, with the option to invest a further $363 million ($73 million net to the company) in approved CCS projects in California. We together with our institutional partners have to date funded $48 million ($10 million net to the company). The company holds an approximate 10% economic interest.
Market Opportunity
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 136,000 MW of installed wind capacity as of 2022. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 30 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables. For example, there are now 380 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
In August 2022, the Inflation Reduction Act of 2022 was signed into law. It provides extensions of the tax credits for wind and solar projects, almost $300 billion of investment in renewables, and creates new tax credits for standalone energy storage, clean hydrogen, and certain advanced manufacturing, all of which provides a significant tailwind for the renewables industry in the country. Other legislative developments include The Uyghur Forced Labor Prevention Act, which came into force in 2022 and seeks to restrict U.S. entities from importing goods produced by forced labor in China’s Xinjiang Uyghur Autonomous Region, a region which is a large producer of polysilicon, a key component in many solar modules. We believe that the direct impact of The Uyghur Forced Labor Prevention Act on our group’s business will be limited given our group’s robust procurement processes that seek to ensure the integrity of our group’s supply chain. Also in 2022, the U.S. Department of Commerce commenced an anti-dumping and countervailing duty circumvention investigation into whether certain solar panels imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in the China as a way to circumvent existing restrictions. A final decision is expected in May 2023 and, in an effort to calm market uncertainty arising from this case, the U.S. federal government in June 2022 established a waiver on any potential new duties arising from the investigation until June of 2024.
In the United States, we are primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California. Together these markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Europe
Our Spanish business has 538 MW of wind projects, 350 MW of CSP projects and 64 MW of conventional solar PV projects. The principal revenues generated by our Spanish business’ wind and solar assets are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar assets PV and 100 MW of CSP assets, both of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years.
Our European business also includes a 144 MW wind portfolio in Portugal and 10 MW of solar projects in England. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.
Market Opportunity
Europe is one of the largest renewable energy markets in the world and represents a significant growth opportunity for our group’s business. Across the E.U. and U.K., a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 200 GW of wind and 170 GW of solar PV capacity. Brookfield Renewable’s investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Following the Russian invasion of Ukraine in early 2022, Europe has experienced significant and highly disruptive gas, coal, carbon and power price volatility. In response to this energy crisis, both the E.U. and U.K. have implemented retail power and gas price caps to protect consumers from the high prices along with revenue caps for power generation with excess revenues, such as renewables, albeit at levels in excess of historical price levels. See Item 3.D “Risk Factors — Risks Related to Our Operations” and “Risks Related to Our Growth Strategy — Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investment”.
Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower EU plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 315 GW of additional wind-equivalent power capacity and 440 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs.
The E.U.’s carbon emissions cap-and-trade program and national policies like the U.K.’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs of conventional thermal generators. In January 2020, the U.K. formally withdrew from the E.U. The subsequent Trade and Co-operation Agreement saw commitments from both sides on energy market rules and access that are generally in-line with previous arrangements and agreed to maintain or increase their climate and renewable targets.
Spain and Portugal
Spain and Portugal are among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission (NECP 2021-2030). Both markets have stable and favorable contractual frameworks for renewables. Our regulated Spanish assets benefit from a “return on investment” based regime by which they receive an overall payment equivalent to all the costs and initial investment to develop the project plus a reasonable regulated return on investment (7.4% for most of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides significant certainty of cash flows to producers as the market and volume risk is reduced. In the case of our Portuguese assets they benefit from a Feed-in-Tariff ensuring generators are remunerated with a proper electricity price, indexed by inflation annually over a contract term of 15 years plus an extension of 7 years in a cap-and-floor system with reduced market risk given current electricity prices. Both governments are promoting auction-based renewable support schemes, confirming their long-term commitment to renewable power.
Colombia
Brookfield Renewable, together with its institutional partners, acquired Isagen in January 2016, which marked its entry into the Colombian market. A subsidiary of our company is the general partner of and controls the partnership that holds the consortium’s investment in Isagen. The Brookfield Renewable consortium’s current interest in Isagen is over 99% with Brookfield Renewable’s share being approximately 22%. Our company’s interest is held through our subsidiaries BRE Colombia Holdings Limited and BRE Colombia Co Invest I L.P., and through an investment in Brookfield Infrastructure Fund III. Brookfield Infrastructure Fund III and certain other Brookfield-sponsored infrastructure funds hold an additional 24.95% interest, and the Brookfield Renewable consortium’s remaining 52.59% interest is held by third party co-investors. Public shareholders hold a 0.37% interest.
The consortium holds its interest in Isagen through an entity (“Hydro Holdings”), which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of our company. We are entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. Brookfield Corporation and its subsidiaries (including our group) currently meet such ownership test.
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,308 MW portfolio. This portfolio accounts for approximately 17% of Colombia’s installed generating capacity and principally consists of large reservoir-based, hydroelectric facilities and a 300 MW cogeneration plant. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 24% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 200 MW of near to medium-term hydro and wind development projects.
Isagen owns all of its power generating assets in perpetuity and currently holds requisite water usage and other rights in respect of each of its assets.
In Colombia, revenues are typically secured through one to five-year bilateral contracts with local distribution companies in the “regulated market”, and with large industrial users in the unregulated market. Isagen’s current long-term contracts’ average term is three years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s 2023 revenues are approximately 70% contracted.
Market Opportunity
Colombia’s real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged just under 3%. Over the long-term, we anticipate that electricity demand growth will be approximately 2.5% per year, reflecting our long-term view of gross domestic product growth and a view that per capita power consumption will converge with neighboring countries. Per capita power consumption of approximately 1,300 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the United States.
As at December 31, 2022, Colombia had a total installed capacity of over 19.1 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
In aggregate our company owns and operates facilities with a total capacity of 2,452 MW located in 11 Brazilian states, representing approximately 67% of the country’s population.We also currently own approximately 1,400 MW of wind and solar assets that are under development in Brazil. Our business in the country was recently rebranded as Elera.
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
In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. Approximately 49% of our portfolio is with load-serving distribution companies in the regulated market and approximately 51% are with “free customers” in the free customer market. Commencing in 2022, “free customers” whose load is between 0.5 MW and 1.0 MW can only purchase power from renewable sources. Our Brazilian portfolio has a weighted average (based on MW) remaining contract term of approximately 10 years (on a proportionate basis).
Market Opportunity
With the world’s seventh largest population and eighth largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3% over the last 30 years, a trend that is likely to continue in the long-term given that per capita consumption is still less than one-fifth of that in the United States.
The Brazilian energy planning agency estimates an average annual demand growth of 3.5% between 2022 and 2030. By 2030, the agency projects that approximately 67 GW of new generation will be required to service increased demand, while only approximately 7 GW of new capacity is already contracted. Accordingly, we expect Brazil will require over 5.6 GW of new supply annually to meet growing demand. In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 20 GW of wind generation capacity, with over 12 GW under development. Solar power generation is also being developed and while current solar generation capacity is relatively small (approximately 4.5 GW), there are approximately 30 GW of solar capacity under development.
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, SHPPs operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us, since we have approximately 49% of our portfolio contracted with final consumers, to capture a portion of this discount through higher prices to end-user customers.
Operating Philosophy
Like the partnership, our company employs a hands-on, operations-oriented, long-term owner’s approach to managing our company’s portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe and South America. Our company supports our company’s operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, ESG matters, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and anti-corruption.
Our company also benefits from from the expertise of Brookfield which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.
Capital Expenditures
Our principal capital expenditures relate to the maintenance of hydroelectric facilities and the construction of our development pipeline. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2022	2021	2020
	$847	$1,354	$373
These capital expenditures have been financed with working capital generated and retained within our business, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.
Our Competitive Strengths
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today our group has a large, multi-technology and globally diversified portfolio that is supported by approximately 3,400 experienced employees. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Recently, our group has been making investments in our group’s sustainable solutions portfolio which is comprised of emerging transition asset classes where our group’s initial investment positions us for future large-scale decarbonization investment.
Helping to accelerate the decarbonization and stability of the electricity grids. Climate change and energy security are viewed as two of the most significant and urgent issues facing the global economy, posing immense risks to the safety and security of communities and to our collective and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our group’s scale and global operating, development and investing capabilities make us well positioned to partner with governments and businesses to help them achieve their decarbonization goals.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other sustainable solutions assets, including distributed generation solar and storage:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our group’s portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our group’s wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Wind and solar are now among the lowest cost forms of power generation available.
•Energy Storage & Sustainability Solutions. Our group’s storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our group’s other sustainable solutions assets, such as carbon capture, are helping businesses and countries achieve their net-zero goals.
With our group’s scale, diversity and the quality of our group’s assets, our group is competitively positioned relative to other renewable power and transition companies, providing significant scarcity value to our group’s investors.
Best-in class operators and developers. Brookfield Renewable has approximately 3,400 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our group’s assets. Our group’s experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our group’s development activities as group’s build out Brookfield Renewable’s approximately 110,000 MW renewable power pipeline, and further enhance our group’s decarbonization offering to our group’s customers through the build out of our group’s sustainable solutions assets.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our group’s approach to financing is to raise the majority of our group’s debt in the form of asset-specific, non-recourse borrowings at our group’s subsidiaries on an investment grade basis with no financial maintenance covenants.
Well positioned for cash flow growth and an attractive long term distribution profile. Our group is focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investment. Our group is fully funded by internally generated cash flows, with inflation escalations in the vast majority of our group’s contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out our group’s development pipeline at premium returns. While our group does not rely on acquisitions to achieve our group’s growth targets, our group’s business seeks upside through mergers and acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our group’s global scale and multi-technology capabilities allows our group to rotate capital where it is scarce in order to earn strong risk-adjusted returns. Our group takes a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our group’s ability to develop and acquire assets is strengthened by our group’s operating and project development teams across the globe, strategic relationship with Brookfield, and our group’s liquidity and capitalization profile.
Decarbonization Growth Opportunity
Demand for clean energy and other decarbonization solutions continues to grow around the world due to climate change, and recognition by governments and businesses of the need to support a transition to a decarbonized economy. Total historical annual investment in renewable power generation averaged approximately $300 billion over the last 10 years. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $150 trillion over the next three decades – and will require significant expertise. Clean energy and electrification are the first, largest and most impactful steps that can be taken to advance decarbonization given that over 75% of the world’s carbon emissions can be traced directly or indirectly back to power generation and the energy sector. This coupled with decreasing costs and the role clean energy can play in energy security is expected to result in an even greater buildout of renewables—and in various regions, require substantial investment to convert carbon-intensive industries to cleaner and more sustainable methods of production and operation.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:

Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. Despite a global pandemic, the world’s power system continued to transition to lower-carbon sources of energy in 2020 even as overall global demand for power remained flat. Renewables continued to climb in 2021/22 and reached approximately 28% of global generation compared to approximately 21% in 2012, while coal, gas, and oil fell from a combined approximately 68% down to approximately 61% over the same period. We expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy.
Consistent policy and supportive regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 164 countries, including the U.K., and the 27 E.U. countries, have national targets for renewable energy supply. Similarly, 38 U.S. states, the District of Columbia, Puerto Rico and eight Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources. In addition, the United States government passed the largest federal climate bill in US history, the Inflation Reduction Act, which will directly invest almost $300 billion into energy transition technologies over the next decade. 70 carbon pricing initiatives (carbon taxes and emissions trading schemes) have been implemented worldwide covering 47 national jurisdictions and approximately 23.2% of global GHG emissions as of 2022. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia, and Central Asia.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries. The recent COP27 Conference in Sharm El-Sheikh saw further commitments made by the international community, notably continued commitments to phase down coal generation globally.
Energy security is now an urgent priority for governments globally. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe but now focusing on renewable deployment to reduce dependence on imported gas and energy costs. In May 2022, the European Union released its REPower EU strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. Beyond Europe, this year there has also been an increase in ambition for renewable deployment in China, India, and the United States to reduce their dependence on imported gas and reduce energy costs.
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

Intellectual Property
Pursuant to a licensing agreement, Brookfield has granted our group a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in connection with marketing activities. Other than under this license, which is limited to marketing activities, we do not otherwise have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate this licensing agreement immediately upon termination of the Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions — Licensing Agreement” elsewhere in this Form 20-F.
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
We lease the principal office of our Brazil business, which is located in Rio de Janeiro. This office oversees our operations in Brazil, as well as Uruguay and Chile, with approximately 552 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil. We also employ 5 employees in Uruguay, none of whom are covered by collective bargaining agreements.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 614 full time employees, of which approximately 88% are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Colombia.
The principal office of our European operations is located in London, in the U.K.. Our European business, which includes an office in Madrid, Spain, employs approximately 235 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 746 people, approximately 31% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States.
Our Group’s Approach to ESG
Our group approach to ESG is a key part of how our group conducts its business as an investor, owner and operator of one of the world’s largest publicly traded, pure-play renewable power platforms and provider of decarbonization solutions. Brookfield Renewable believes that strong ESG principles, practices and performance support creating a resilient business and generating long-term value for our group’s stakeholders.

Our group embeds ESG throughout its investment process, starting with due diligence and through to our group’s exit from the investment. Brookfield Renewable tailors ESG due diligence, leveraging our group’s investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. Our group seeks to proactively identify material ESG risks and opportunities most relevant to the investment and tailor our group’s due diligence work accordingly. After acquiring or investing in an asset, our group implements a tailored integration plan that, includes material ESG-related priorities. The management teams within each regional business are accountable for integrating new investments and managing ESG risks and opportunities through the investment’s life cycle. ESG integration and performance are reviewed centrally on a regular basis through our group’s formal governance processes. Finally, as part of our group’s divestiture process, Brookfield Renewable outlines potential value creation from several different factors, including ESG considerations.
Environment
Decarbonization is a global goal shared by many governments, corporations and investors. As a leading owner and developer of clean energy, Brookfield Renewable built its position in this sector over many decades and will leverage our group’s operational expertise to support the multi-decade transition required for global decarbonization. Our group’s clean energy assets already support others globally to reduce their emissions and our group will continue to partner to drive emissions reduction.
Brookfield Renewable recognizes the importance of reducing the emissions from our group’s own business and have set a target to reach net zero for Scope 1 and 2 emissions across our group’s existing renewable operations by 2030, with a baseline year of 2020. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our assets and offices. In addition, our group is working to enhance the reporting of Scope 3 emissions across Brookfield Renewable’s wider value chain.
In 2021, we set a target to develop an additional approximately 21,000 MW of new clean energy capacity by 2030, which, if achieved, would represent a doubling of our operating portfolio at the time. In 2022, we developed over 3,500 MW of new clean energy capacity, and we expect to develop at least an additional 17,500 MW over the remaining years. Our group expects to accomplish this by executing on opportunities in our group’s existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
Our group integrates wider environmental considerations, including biodiversity protection and water and waste management, into our group’s decision-making and activities, while striving for continuous improvement in our group’s environmental management system and overall performance. Our group’s engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our group’s understanding of ecosystems and of the environmental impacts of our group’s facilities.
Brookfield Renewable also supports the market for green securities, helping to accelerate the transformation and decarbonization of global electricity generation, while reducing the cost of our group’s borrowing. Brookfield Renewable’s Green Financing Committee, comprised of representatives from our group’s Capital Markets and Treasury teams, manages our group’s sustainable financing strategy. The chief financial officer of our group’s Service Provider oversees our group’s strategy and includes these matters in reports to the board of directors of our group.
In 2022, Brookfield Renewable issued approximately $1.6 billion of green securities and financings at both the corporate- and project-levels. This brought our group’s aggregate green issuances to approximately $11 billion, as of December 31, 2022. All of our group’s project-level green bonds received E-1 Green Evaluation scores from S&P, the highest on its scale. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
Social
Brookfield Renewable seeks to make a positive difference for our group’s people and the communities in which our group operates. Within our group’s operations, we maintain a strong focus on health and safety, support the development of our group’s employees and strive to create an open and inclusive work environment for our teams to thrive. Brookfield Renewable continuously strives to achieve excellence in health and safety performance and to be an industry leader in risk management and incident prevention. Brookfield Renewable’s health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our group’s value chain, Brookfield Renewable builds strong relationships with its community partners to enable greater benefit from our group’s investments. Our group proactively engages with communities and strives to create shared value. Our group believes having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our group’s facilities. When considering investing in or building a new facility, our group conducts assessments and due diligence to identify local stakeholders. Stakeholders can include communities, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our group’s operations. Brookfield Renewable consults and works proactively with local stakeholders to ensure that their interests and safety are appropriately integrated into our group’s decision-making, developments and operations.
Brookfield Renewable is dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which our group operates with dignity and respect. Our group’s human rights program includes adhering to all laws and regulations that apply to our group’s operations regarding fair labor and employment conditions and making efforts within our group’s business to enhance due diligence, key contract terms, policies, procedures and collaboration with respect to human rights and the supply chain. Our group’s commitment to human rights is integrated throughout our group’s decision-making and operations.
Governance
Brookfield Renewable maintains high ethical standards across our group’s organization, key elements of which include our group’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our group’s contractors, Brookfield Renewable has established a Vendor Code of Conduct to better ensure that our group’s contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. Brookfield Renewable recognizes the importance of transparently reporting our group’s ESG programs and progress to stakeholders including our group’s investors. As such, Brookfield Renewable began publishing an annual ESG report in 2020 detailing how our group embeds environmental, social and governance principles into our group’s business and recently issued Brookfield Renewable’s inaugural report aligning our disclosures with the recommendations of the Taskforce on Climate-related Financial Disclosures.
Oversight of Brookfield Renewable’s ESG matters resides with our group’s board of directors and senior leadership team:
•Board of Directors: The board of directors of our group and its committees oversee Brookfield Renewable’s ESG strategy, which is focused on decarbonization, and review Brookfield Renewable’s ESG approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of our group’s regional businesses. The board of directors of our group receives quarterly updates on ESG performance.
•Executive Management Team: The Chief Executive Officer of our group’s Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of ESG programs and goals. The Chief Executive Officer of our group’s Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of our group’s business.
•Regional Business Leads: The Chief Executive Officers of our group’s regional businesses implements local objectives within their business and are accountable for ESG performance.
•ESG Steering Committee: Our group’s ESG Steering Committee sets ESG goals, shares best practices, monitors progress and performance against Brookfield Renewable’s goals and seeks opportunities for improvement. The committee includes the Chief Executive Officers of our group’s regional operating businesses, our group’s Chief Sustainability Officer, and our group’s Chief Risk Officer along with various ESG and operations experts from across our group’s businesses.

•HSS&E Steering Committee: Our group’s HSS&E Steering Committee manages Brookfield Renewable’s strategic health and safety framework. The committee sets our group’s comprehensive health and safety policies, upholds our group’s robust health and safety culture and management system, shares best practices, seeks opportunities to continuously improve our group’s safety performance and monitors performance against our group’s goal to achieve zero high-risk incidents.
•Investment Review: The Service Provider incorporates ESG factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material findings from due diligence, including ESG-related findings, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high ESG standards creates value in Brookfield Renewable’s business. The initiatives our group undertakes and the investments Brookfield Renewable makes in building our group’s business are guided by our group’s core set of values around ESG, as Brookfield Renewable creates a culture and organization that our group believes can be successful today and in the future.
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
Brookfield Renewable targets a 5% to 9% annual distribution growth rate in light of growth it foresees in its operations. As a result of the special distribution, BEP’s regular quarterly distribution per BEP unit was reduced to $0.434 such that the aggregate distribution received by a holder of BEP units and BEPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. The distribution and dividend rates for our company and the partnership have been further adjusted to reflect the three-for-two unit/share split of BEP units and BEPC exchangeable shares completed on December 11, 2020, and the board of directors of our company and of the general partner of BEP approved a further 5% increase in their annual distributions and dividends to $1.35 per BEP unit and $1.35 per BEPC exchangeable share, or $0.3375 per BEP unit and $0.3375 per BEPC exchangeable share quarterly, respectively, starting with the distribution to be paid on March 31, 2023 to holders of record as at the close of business on February 28, 2023.
The Service Provider
Brookfield
Brookfield Corporation (formerly Brookfield Asset Management Inc.) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, we believe Brookfield Corporation is well positioned to pursue significant opportunities for growth. Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company, which is the indirect parent of certain Service Provider entities.
Brookfield Renewable is Brookfield’s primary vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis, subject to certain exceptions set out in the Management Services Agreement and Relationship Agreement, and we benefit from its reputation and global platform to grow our business. We may also participate in decarbonization investments sourced by Brookfield.
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

(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)    Brookfield’s limited partnership interest in BRELP, held in redeemable/exchangeable partnership units, is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in Brookfield, owning approximately 56% of BEP's issued and outstanding LP Units assuming exchange of the redeemable/exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns).
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
(5)    Canadian Bond Guarantors and Preference Share Guarantors.
(6)    Perpetual Note Guarantors.
(7)     Preferred Unit Guarantors.
(8)     Certain wholly-owned subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, are Service Provider entities and provide services to the Service Recipients.
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
The partnership operates one of the world’s largest publicly traded, pure-play renewable power platforms. Brookfield Renewable’s portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The LP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
NA Holdco
NA Holdco is an indirect wholly-owned subsidiary of BEP incorporated under the Business Corporations Act (Ontario) on March 8, 2011. In April 2021, NA Holdco issued $350 million of green Series 1 Perpetual Notes at a fixed rate of 4.625%, and in December 2021, NA Holdco issued $260 million of green Series 2 Perpetual Notes at a fixed rate of 4.875%. In addition to the approximately $610 million aggregate principal amount of publicly issued Perpetual Notes, NA Holdco indirectly holds most of Brookfield Renewable’s North American operating assets as well as its interest in BEPC. The Perpetual Notes are guaranteed by the Perpetual Note Guarantors, including Canada SubCo.
The Asset Management Company
Certain wholly-owned subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, provide services to the Service Recipients. See Item 4.B “Business Overview—The Service Provider” and Item 6.A “Directors and Senior Management—The Master Services Agreement” for more information on Brookfield and these arrangements.
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2022.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	New York	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield Renewable and Brookfield.

4.D    PROPERTY, PLANT AND EQUIPMENT
Our company’s head office is at 250 Vesey Street, 15th Floor, New York NY 10281-1023 and our company’s registered office is at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. Our company is a holding company and our material assets consist solely of interests in our operating subsidiaries. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and Our Industry” and Item 5. “Operating and Financial Review and Prospects”.
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

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Revenues	$3,778	$3,367	$3,087
Direct operating costs	(1,174)	(1,185)	(1,061)
Management service costs	(169)	(175)	(152)
Interest expense	(1,032)	(900)	(816)
Depreciation	(1,179)	(1,115)	(1,065)
Remeasurement of BEPC exchangeable and BEPC class B shares	1,800	1,267	(2,561)
Income tax (expense) recovery	(118)	(87)	73
Net income (loss)	1,850	930	(2,819)
	Average FX rates to USD
	€0.95	0.85	0.88
R$	5.16	5.40	5.16
COP	4,253	3,742	3,693
Current Year Variance Analysis (2022 vs 2021)
Revenues totaling $3,778 million represents an increase of $411 million over the same period in the prior year due to the growth of our business and higher power prices. Recently acquired and commissioned facilities contributed 2,083 GWh of generation and $131 million of revenues, which was partly offset by recently completed asset sales that reduced generation by 624 GWh and revenues by $62 million. On a same store, constant currency basis, revenues increased by $467 million primarily due to higher average realized revenue per MWh due to inflation indexation, recontracting initiatives, and higher global merchant power, as well as stronger hydrology across our fleet.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Euro and Colombia peso, decreased revenues by approximately $125 million, which was partly offset by $73 million favorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,174 million, represents a decrease of $11 million over the same period in the prior year as impact from the growth of our business was more than offset due to cost saving initiatives across our business, recently completed asset sales and the impact of foreign exchange movement noted above.
Management service costs totaling $169 million represents a decrease of $6 million over the same period in the prior year.
Interest expense totaling $1,032 million represents an increase of $132 million over the same period in the prior year due to the growth in our portfolio and accelerated financing initiatives in Colombia.
Remeasurement of BEPC exchangeable shares resulted in a $1,800 million gain due to the movement in the LP unit price during the period.
Depreciation expense totaling $1,179 million represents an increase of $64 million over the same period in the prior year due to the growth of our business.
Net income totaling $1,850 million represents an increase of $920 million over the same period in the prior year due to the above noted items.
Prior Year Variance Analysis (2021 vs 2020)
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

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	December 31, 2022	December 31, 2021
Assets held for sale	$698	$—
Current assets	3,426	2,336
Equity-accounted investments	451	455
Property, plant and equipment, at fair value	37,828	37,915
Total assets	43,288	41,986
Liabilities directly associated with assets held for sale	217	—
Non-recourse borrowings	13,715	13,512
Deferred income tax liabilities	5,263	5,020
BEPC exchangeable shares and class B shares	4,364	6,163
Total equity in net assets	16,824	14,225
Total liabilities and equity	43,288	41,986
	FX rates to USD
	€1.02	0.88
R$	5.41	5.58
COP	4,532	3,981
Property, plant and equipment
Property, plant and equipment totaled $37.8 billion as at December 31, 2022 compared to $37.9 billion as at December 31, 2021, representing a decrease of $0.1 billion. The annual revaluation which recognized the benefit of higher power prices across most markets and the expected growth in demand for renewable power increased property, plant and equipment by $2.6 billion. Our continued investments in the development of power generation assets and our sustaining capital expenditure increased property, plant and equipment by $0.8 billion. These increases were offset by the sale of a 391 MW wind portfolio in the United States which decreased property, plant and equipment by $0.1 billion, depreciation expense associated with property, plant and equipment of $1.2 billion and the devaluation of the Euro and the Colombian peso against the U.S. dollar, also resulted in a net decrease to property, plant and equipment of $1.5 billion. During the year, we also transferred $0.7 billion of property, plant and equipment to assets held for sale relating to our institutional partners agreement to sell their 50% non-controlling interest in a 378 MW operating hydroelectric portfolio in the U.S. Our company will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, our company will no longer consolidate this investment and will recognize its interest as an equity-accounted investment.
See Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $698 million and $217 million, respectively, as at December 31, 2022, includes the classification of a 378 MW operating hydroelectric portfolio in the U.S to held for sale following our institutional partners agreement to sell their 50% interest. Our company will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, our company will no longer consolidate this investment and will recognize its interest as an equity-accounted investment.
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
Our company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
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
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at London Interbank Offered Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2022 (December 31, 2021: nil). The interest expense on the Brookfield revolving credit facility and deposit for the year ended December 31, 2022 totaled nil (2021: nil).
During the year, the partnership transferred its investment in certain subsidiaries, which included certain of its development assets in the United States to the company with a carrying value of approximately $23 million of total assets and liabilities. This transaction was accounted as an asset acquisition.
During the year, a subsidiary of the company transferred its power agency agreements related to certain of the partnership’s Canadian assets to Evolugen Trading and Marketing LP (“ETMLP”), a subsidiary of the partnership.
During the fourth quarter of 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $288 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide the company the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.
In addition, our company has executed other agreements with Brookfield and the partnership that are described in Note 28 – Related party transactions in the audited consolidated financial statements. For a description of certain of our agreements with Brookfield and the partnership, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2022.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2022	2021	2020
Revenues
Power purchase and revenue agreements	$72	$163	$361

Direct operating costs
Energy purchases(1)	$(22)	$(62)	$(10)
Energy marketing & other services	(7)	(11)	(17)
Insurance expense(2)	—	(20)	(21)
	$(29)	$(93)	$(48)

Other related party services	$(4)	$(13)	$—

Interest expense
Borrowings	$(17)	$(29)	$(1)
Management service costs	$(169)	$(175)	$(152)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the year ended December 31, 2021, the company recognized $62 million gains associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims are not included in the table above.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2022	2021
Current assets
Due from related parties
Amounts due from	Brookfield	$41	$16
	The partnership	563	523
	Equity-accounted investments and other	11	9
		$615	$548
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$10

Current liabilities
Due to related parties
Amounts due to	Brookfield	$37	$21
	The partnership	315	625
	Equity-accounted investments and other	12	3
	Brookfield Reinsurance and associates	100	—
		464	649
Non-recourse borrowings	Brookfield	1	—
		$465	$649
Non-current liabilities
Non-recourse borrowings	Brookfield	$—	$8
	Brookfield Reinsurance and associates	15	—
		$15	$8

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric	14,567	13,947	$1,095	$992	$713	$623	$504	$472
Wind	1,872	2,180	176	199	132	166	101	129
Utility-scale solar	870	745	167	166	165	139	114	85
Distributed energy & sustainable solutions	753	734	146	126	84	78	64	59
Corporate	—	—	—	—	(5)	—	(171)	(191)
Total	18,062	17,606	$1,584	$1,483	$1,089	$1,006	$612	$554
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$1,095	$992
Other income	44	55
Direct operating costs	(426)	(424)
Adjusted EBITDA	713	623
Interest expense	(175)	(140)
Current income taxes	(34)	(11)
Funds From Operations	$504	$472

Generation (GWh) – actual	14,567	13,947
Funds From Operations at our hydroelectric business was $504 million versus $472 million in the prior year as the benefit of higher average revenue per MWh due to inflation indexation on our contracted generation and strong market pricing environment in the United States, favorable generation that was 2% above prior year, as well as contribution from newly acquired and commissioned facilities during the year ($15 million and 294 GWh). The increases was partly offset by higher interest expense in Colombia as a result of accelerated refinancing initiatives.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$176	$199
Other income	10	26
Direct operating costs	(54)	(59)
Adjusted EBITDA	132	166
Interest expense	(29)	(35)
Current income taxes	(2)	(2)
Funds From Operations	$101	$129

Generation (GWh) – actual	1,872	2,180
Funds From Operations at our wind business was $101 million versus $129 million in the prior year. On a same store basis, net of asset sales ($41 million and 291 GWh), Funds From Operations was higher than the prior year due to the benefit of higher average revenue per MWh from higher market prices in Spain, partly offset by lower resources.

UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$167	$166
Other income	37	15
Direct operating costs	(39)	(42)
Adjusted EBITDA	165	139
Interest expense	(50)	(53)
Current income taxes	(1)	(1)
Funds From Operations	$114	$85

Generation (GWh) – actual	870	745
Funds From Operations at our utility-scale solar business was $114 million versus $85 million in the prior year as the benefit from newly commissioned facilities ($3 million and 162 GWh) and higher market prices in Spain was partly offset by lower resources.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$146	$126
Other income	8	2
Direct operating costs	(70)	(50)
Adjusted EBITDA	84	78
Interest expense	(20)	(20)
Current income taxes	—	1
Funds From Operations	$64	$59

Generation (GWh) – actual	753	734
Funds From Operations at our distributed energy & sustainable solutions business was $64 million versus $59 million in the prior year due to higher pricing for grid stability services provided by our pumped storage facilities in the United States on the back of higher and more volatile power prices.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric	13,947	13,333	992	856	623	568	472	417
Wind	2,180	1,538	199	130	166	85	129	48
Utility-scale solar	745	271	166	71	139	57	85	33
Distributed energy & sustainable solutions	734	436	126	81	78	41	59	30
Corporate	—	—	—	—	—	—	(191)	(126)
Total	17,606	15,578	1,483	1,138	1,006	751	554	402
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
Funds From Operations at our hydroelectric business was $472 million versus $417 million in the prior year primarily due to higher average revenue per MWh due to the benefit of inflation indexation, recontracting initiatives, and higher market pricing in the United States and favorable resources at our hydroelectric assets in Colombia. Funds From Operations also benefited from the acquisition of 189 MW of hydroelectric facilities during the year ($14 million and 60 GWh).
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2021	2020
Revenue	$199	$130
Other income	26	2
Direct operating costs	(59)	(47)
Adjusted EBITDA	166	85
Interest expense	(35)	(34)
Current income taxes	(2)	(3)
Funds From Operations	$129	$48

Generation (GWh) – actual	2,180	1,538
Funds From Operations at our wind business was $129 million in 2021 versus $48 million in the prior year primarily due to the growth from our increased interest in TerraForm Power, net of asset sales ($40 million and 743 GWh) and a gain on the sale of development assets in the United States. On a same store basis, Funds From Operations was higher than the prior year due to the benefit of higher average revenue per MWh from higher market pricing in Spain and commercial initiatives, partly offset by lower resources.

UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS)	2021	2020
Revenue	$166	$71
Other income	15	3
Direct operating costs	(42)	(17)
Adjusted EBITDA	139	57
Interest expense	(53)	(24)
Current income taxes	(1)	—
Funds From Operations	$85	$33

Generation (GWh) – actual	745	271
Funds From Operations at our utility-scale solar business was $85 million versus $33 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power and newly commissioned facilities ($47 million and 469 GWh). On a same store basis, Funds From Operations was higher than prior year primarily due to favorable resources and higher market price at our Spanish assets.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the year ended December 31:

(MILLIONS)	2021	2020
Revenue	$126	$81
Other income	2	—
Direct operating costs	(50)	(40)
Adjusted EBITDA	78	41
Interest expense	(20)	(11)
Current income taxes	1	—
Funds From Operations	$59	$30

Generation (GWh) – actual	734	436
Funds From Operations at our distributed energy & sustainable solutions business was $59 million versus $30 million in the prior year due to the contribution from our increased ownership in TerraForm Power ($27 million and 197 GWh). On a same store basis, Funds From Operations was consistent with the prior year and our assets continue to perform in line with expectation.
CORPORATE
Management service costs totaling $175 million increased $23 million compared to the prior year due to the growth of our business.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$368	$(3)	$38	$44	$1,403	$1,850
Add back or deduct the following:
Depreciation	502	305	275	97	—	1,179
Deferred income tax expense (recovery)	(69)	55	(8)	7	—	(15)
Foreign exchange and financial instrument loss (gain)	170	(71)	(27)	(3)	—	69
Other(1)	66	59	96	17	—	238
Dividends on BEPC exchangeable shares(2)	—	—	—	—	220	220
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,800)	(1,800)
Management service costs	—	—	—	—	169	169
Interest expense(2)	474	127	162	44	5	812
Current income tax expense	123	8	2	—	—	133
Amount attributable to equity accounted investments and non-controlling interests(3)	(921)	(348)	(373)	(122)	(2)	$(1,766)
Adjusted EBITDA	$713	$132	$165	$84	$(5)	$1,089
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $1,032 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2021:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$318	$(155)	$(19)	$34	$752	$930
Add back or deduct the following:
Depreciation	437	353	247	78	—	1,115
Deferred income tax expense (recovery)	140	(32)	(30)	(14)	(8)	56
Foreign exchange and financial instrument loss (gain)	7	44	(29)	6	(1)	27
Other(1)	80	109	78	32	124	423
Dividends on BEPC exchangeable shares(2)	—	—	—	—	209	209
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,267)	(1,267)
Management service costs	—	—	—	—	175	175
Interest expense(2)	322	133	174	46	16	691
Current income tax expense	24	6	1	—	—	31
Amount attributable to equity accounted investments and non-controlling interests(3)	(705)	(292)	(283)	(104)	—	$(1,384)
Adjusted EBITDA	$623	$166	$139	$78	$—	$1,006
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2020:

	Attributable to Brookfield Renewable
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$409	$(61)	$(39)	$43	$(3,171)	$(2,819)
Add back or deduct the following:
Depreciation	404	373	212	76	—	1,065
Deferred income tax recovery	(17)	(38)	(10)	(9)	(60)	(134)
Foreign exchange and financial instrument loss (gain)	(21)	(52)	(18)	7	10	(74)
Other(1)	26	28	48	23	392	517
Dividends on BEPC exchangeable shares(1)	—	—	—	—	116	116
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	2,561	2,561
Management service costs	—	—	—	—	152	152
Interest expense	317	162	187	34	—	700
Current income tax expense	56	5	—	—	—	61
Amount attributable to equity accounted investments and non-controlling interests(3)	$(606)	$(332)	$(323)	$(133)	$—	$(1,394)
Adjusted EBITDA	$568	$85	$57	$41	$—	$751
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Net income (loss)	$1,850	$930	$(2,819)
Add back or deduct the following:
Depreciation	1,179	1,115	1,065
Foreign exchange and financial instruments loss (gain)	69	27	(74)
Deferred income tax expense (recovery)	(15)	56	(134)
Other(1)	238	423	517
Dividends on BEPC exchangeable shares	220	209	116
Remeasurement of BEPC exchangeable and BEPC class B shares	(1,800)	(1,267)	2,561
Amount attributable to equity accounted investments and non-controlling interest(2)	(1,129)	(939)	(830)
Funds From Operations	$612	$554	$402
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	December 31, 2022	December 31, 2021
Our company's share of cash and cash equivalents	$197	$180
Authorized credit facilities(1)	2,375	2,375
	2,572	2,555
Available portion of subsidiary credit facilities	134	189
Brookfield Renewable group liquidity on a proportionate basis	989	1,369
Available liquidity	$3,695	$4,113
(1)Includes the $1,975 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Corporation.
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
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ending December 31, 2022. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5.5% increase in its annual distribution to $1.35 per LP unit, or $0.3375 per LP unit quarterly, starting with the distribution payable in March 2023, an increase from $1.28 per LP unit in 2022 (2021: $1.22 per LP unit). This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2022			2021
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate(1)	Term (years)	Total	Interest rate	Term (years)	Total
Proportionate non-recourse borrowings(2)
Hydroelectric	6.9%	7	2,894	5.3%	8	$2,720
Wind	5.0%	9	613	3.9%	9	765
Utility-scale Solar	5.2%	13	1,025	3.9%	13	1,377
Distributed energy & sustainable solutions	4.8%	8	371	4.3%	10	461
	6.1%	9	4,903	4.6%	10	5,323
Proportionate unamortized financing fees, net of unamortized premiums			(45)			(21)
			4,858			5,302
Equity-accounted borrowings			(161)			(161)
Non-controlling interests			9,018			8,371
As per IFRS Statements			$13,715			$13,512
(1)Includes cash yields on tax equity
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest payable on a proportionate basis as at December 31, 2022:

(MILLIONS)	2023	2024	2025	2026	2027	Thereafter	Total
Debt principal repayments
Non-recourse borrowings
Credit facilities	$—	$—	$—	$—	$—	$—	$—
Hydroelectric	15	108	250	208	98	1,067	1,746
Wind	10	22	—	—	—	196	228
Utility-scale Solar	23	—	—	—	—	215	238
Distributed energy & sustainable solutions	—	—	152	—	—	75	227
	48	130	402	208	98	1,553	2,439
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	105	105	114	105	111	608	1,148
Wind	36	43	40	39	39	188	385
Utility-scale Solar	53	52	54	55	55	518	787
Distributed energy & sustainable solutions	22	16	10	9	9	78	144
	216	216	218	208	214	1,392	2,464
Total	$264	$346	$620	$416	$312	$2,945	$4,903
Interest payable(1)
Non-recourse borrowings
Hydroelectric	$190	$182	$161	$138	$117	$427	$1,215
Wind	25	30	22	20	19	42	158
Utility-scale Solar	40	37	37	35	33	180	362
Distributed energy & sustainable solutions	16	17	13	7	7	17	77
Total	$271	$266	$233	$200	$176	$666	$1,812
(1)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable-rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2027 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
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
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for our contractual commitments (see Note 27 - Commitments, contingencies and guarantees in the audited annual consolidated financial statements) and our company’s share of anticipated transactions by our group.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows for the years ended December 31:

(MILLIONS)	2022	2021	2020
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,405	$1,046	$1,011
Changes in due to or from related parties	(18)	(24)	(9)
Net change in working capital balances	(103)	(627)	(10)
	1,284	395	992
Financing activities	(402)	678	(475)
Investing activities	(738)	(1,027)	(437)
Foreign exchange gain (loss) on cash	(19)	(33)	12
Increase in cash and cash equivalents	$125	$13	$92
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2022 totaled $1,405 million compared to $1,046 million in 2021 and $1,011 million in 2020, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2022	2021	2020
Trade receivables and other current assets	$(270)	$(467)	$42
Accounts payable and accrued liabilities	175	(259)	8
Other assets and liabilities	(8)	99	(60)
	$(103)	$(627)	$(10)
Financing Activities
Cash flows used in financing activities totaled $402 million for the year ended December 31, 2022, as the proceeds raised from non-recourse financings and capital contributions from non-controlling interest, net of capital return (totaling $1,204 million) to fund the growth of our business were more than offset by distributions paid during the year to the partnership and participating non-controlling interest in operating subsidiaries totaling $1,364 million.

Cash flows provided by financing activities totaled $678 million for the year ended December 31, 2021. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $1,492 million of net proceeds raised from non-recourse financings. Distributions paid during the year ended December 31, 2021 to the partnership and distributions paid to participating non-controlling interests in operating subsidiaries totaled $675 million.
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
Investing Activities
Cash flows used in investing activities totaled $738 million for the year ended December 31, 2022. Our continued investment in our organic development pipeline and our property, plant and equipment, including the construction of a 1,200 MW utility-scale solar facility in Brazil, was $847 million for the year ended December 31, 2022, which was funded by our financing activities noted above including recycling capital from the sale of a hydroelectric portfolio in Brazil, which closed in the second quarter of 2022 for $92 million.
Cash flows used in investing activities totaled $1,027 million for the year ended December 31, 2021. During the year, we recycled capital from the sale of a wind portfolio in the United States, which closed in the third quarter of 2021 for $376 million, into accretive growth opportunities, amongst others, the purchase of 189 MW hydroelectric assets in Colombia. Our continued investment in our property, plant and equipment, including investing into the construction of 1,800 MW of utility-scale solar developments projects in Brazil, of which 357 MW reached commercial operations during the year, and the continuing initiative to repower existing wind power projects, totaling $1,354 million for the year ended December 31, 2021, which were funded by our financing activities noted above.
Cash flows used in investing activities totaled $437 million for the year ended December 31, 2020. Our growth initiatives included the acquisition of 100 MW of utility-scale solar assets in Spain totaling $105 million, net of cash acquired and our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready utility-scale solar development projects in Brazil, totaling $373 million for the year ended December 31, 2020, which were funded by our financing activities noted above.
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
Our company’s capital structure is comprised of the following shares:

(SHARES)	December 31, 2022
BEPC exchangeable shares	172,218,098
BEPC class B shares	165
BEPC class C shares	189,600,000
BEPC exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of an LP unit. Our company has the option to satisfy the exchange either by delivering an LP unit or the cash equivalent of an LP unit. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ending December 31, 2022. During the year ended December 31, 2022, our shareholders exchanged 12,308 BEPC exchangeable shares for an equivalent number of LP units, on a post-split basis. BEPC class B and BEPC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of BEPC class B or BEPC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and the cash redemption feature of the BEPC class B and BEPC class C shares, the BEPC exchangeable shares, BEPC class B shares, and BEPC class C shares are classified as financial liabilities. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the year ended December 31, 2022, our company declared dividends of $220 million (2021: $209 million) on its BEPC exchangeable shares outstanding during the year ended December 31, 2022. Dividends on BEPC exchangeable shares are presented as interest expense in the consolidated statements of income (loss). No dividends were declared on BEPC class B shares or BEPC class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2022, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2022.
As at the date of this report, Brookfield and its affiliates, including the partnership, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including the partnership, hold an approximate 18.5% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 27 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:
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
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2022, letters of credit issued amounted to $994 million (2021: $698 million).
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

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Operational information:
Capacity (MW)	25,377	21,049	18,884
Total generation (GWh)
Actual generation	63,036	56,629	52,782
Proportionate generation (GWh)
Actual generation	28,669	27,150	26,052
Average revenue ($ per MWh)	88	82	81
Additional financial information:
Net loss attributable to Unitholders	$ (295)	$ (368)	$ (304)
Basic loss per LP unit(1)	(0.60)	(0.69)	(0.61)
Proportionate Adjusted EBITDA(2)	2,002	1,876	1,614
Funds From Operations(2)	1,005	934	807
Funds From Operations per Unit(2)(3)	1.56	1.45	1.32
Distribution per LP unit(3)	1.28	1.22	1.16
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Property, plant and equipment, at fair value	$ 54,283	$ 49,432	$ 44,590
Equity-accounted investments	1,392	1,107	971
Total assets	64,111	55,867	49,722
Total borrowings	24,850	21,529	18,082
Deferred income tax liabilities	6,507	6,215	5,515
Other liabilities	6,468	4,127	4,358
Participating non-controlling interests – in operating subsidiaries	14,755	12,303	11,100
General partnership interest in a holding subsidiary held by Brookfield	59	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892	2,894	2,721
BEPC exchangeable shares	2,561	2,562	2,408
Preferred equity	571	613	609
Perpetual subordinated notes	592	592	—
Preferred limited partners’ equity	760	881	1,028
Limited partners’ equity	4,096	4,092	3,845
Total liabilities and equity	64,111	55,867	49,722
Debt-to-total capitalization (market value)(4)	39%	33%	27%
(1)For the year ended December 31, 2022, average LP units totaled 275.2 million (2021: 274.9 million and 2020: 271.1 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2022 totaled 645.9 million (2021: 645.6 million and 2020: 609.5 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity, and Unitholder equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2022				2021
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$956	$896	$997	$929	$905	$806	$817	$839
Net (loss) income	1,078	517	1,137	(882)	180	153	659	(62)
Net (loss) income attributable to the partnership	953	480	1,046	(976)	130	214	611	(9)

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2022 and 2021
The following chart reflects the generation and summary financial figures of our company on a proportionate basis for the three months ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric	3,657	3,462	$270	$279	$176	$150	$125	$115
Wind	460	528	45	52	30	34	22	27
Utility-scale Solar	211	148	24	32	25	31	12	18
Distributed energy & sustainable solutions	139	141	36	26	20	14	15	11
Corporate	—	—	—	—	—	—	(35)	(34)
Total	4,467	4,279	$375	$389	$251	$229	$139	$137
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$155	$21	$(36)	$5	$933	$1,078
Add back or deduct the following:
Depreciation	125	76	86	22	—	309
Deferred income tax expense (recovery)	(52)	13	(5)	4	—	(40)
Foreign exchange and financial instrument loss (gain)	(18)	(14)	6	(2)	(1)	(29)
Other(1)	64	(17)	3	12	2	64
Dividends on BEPC exchangeable shares(2)	—	—	—	—	55	55
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,026)	(1,026)
Management service costs	—	—	—	—	37	37
Interest expense(2)	138	34	47	11	—	230
Current income tax expense	31	3	1	—	—	35
Amount attributable to equity accounted investments and non-controlling interests(3)	(267)	(86)	(77)	(32)	—	$(462)
Adjusted EBITDA	$176	$30	$25	$20	$—	$251
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $285 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
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

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2021:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$163	$(47)	$(31)	$(14)	$109	$180
Add back or deduct the following:
Depreciation	112	89	61	19	—	281
Deferred income tax recovery	(16)	(19)	(25)	(7)	(3)	(70)
Foreign exchange and financial instrument loss	36	31	9	5	1	82
Other(1)	(11)	42	33	27	1	92
Dividends on BEPC exchangeable shares(2)	—	—	—	—	53	53
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(193)	(193)
Management service costs	—	—	—	—	28	28
Interest expense(2)	87	28	49	8	4	176
Current income tax expense (recovery)	(21)	1	—	—	—	(20)
Amount attributable to equity accounted investments and non-controlling interests(3)	(200)	(91)	(65)	(24)	—	$(380)
Adjusted EBITDA	$150	$34	$31	$14	$—	$229
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Net income	$1,078	$180
Add back or deduct the following:
Depreciation	309	281
Foreign exchange and financial instruments loss (gain)	(29)	82
Deferred income tax recovery	(40)	(70)
Other(1)	64	92
Dividends on BEPC exchangeable shares	55	53
Remeasurement of BEPC exchangeable and BEPC class B shares	(1,026)	(193)
Amount attributable to equity accounted investments and non-controlling interest(2)	(272)	(288)
Funds From Operations	$139	$137
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect our company against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 6 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines our company’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2022, we had on a proportionate basis approximately 92% of 2023 generation (2021: 89% of 2022 generation) contracted under short-term power purchase agreements and financial contracts excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 90% and 67% of 2023 (2021: 90% and 77%, respectively) generation under short-term power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency	We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, and Colombian peso – related to operations, anticipated transactions, and certain foreign currency debt.
'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 50% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 20% of our portfolio cash flow, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure currencies in South America – representing 30% of our portfolio cash flow – due to the high costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our variable-rate debt.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed-rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed-rates on certain anticipated future debt issuances and on floating rate debts
- Our proportionate floating rate exposure represents 19% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our variable-rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

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

'- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2022, 96% (2021: 89%) of the company’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend payments to shareholders. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to our company to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio. Refer to Note 18 – Capital Management of the annual audited consolidated financial statements for further disclosures.

'- As at December 31, 2022, available group liquidity was $3.7 billion. Liquidity is comprised of the group's proportionate share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and share of subsidiary credit facilities. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2022 and December 31, 2021 and for each of the years in the three years ended December 31, 2022 are prepared in accordance with IFRS as issued by the IASB, which requires the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, the deferred income tax liabilities and decommissioning liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2022. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
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
(i)Property, plant and equipment
The fair value of our company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 – Property, plant and equipment, at fair value in our company's audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of our company’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our company's audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Our company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.

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
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the CGUs or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates and future leverage assumptions.
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
Our company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia and 2026 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
(iv) Financial instruments
The accounting policy relating to our company’s financial instruments is described in Note 1(l) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.

For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate.
(v) Deferred income taxes
The accounting policy relating to our company’s income taxes is described in Note 1(n) – Income taxes in the audited consolidated financial statements of our company. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. The company has completed an assessment and implemented its transition plan that addresses the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on the company’s financial reporting
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. The company has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect of the IFRIC IC agenda decision resulted in an increase to Cash and cash equivalents and a corresponding decrease to Restricted cash of $207 million (2021: $115 million), on the consolidated statements of financial position. The impact on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $207 million (2021: $115 million and 2020: $157 million) and an increase to cash used in investing activities in the prior year (2021: $43 million and 2020: $41 million).
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Our company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on our company.

INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
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
For entities previously controlled by Brookfield Corporation the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of our company. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the distributed energy & sustainable solutions business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our audited annual consolidated financial statements.
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

	BEP Units
	High	Low	Volume
	($)	($)
2023
January 1, 2023 – February 24, 2023	29.62	25.5	10,734,333
2022
January 1, 2022 – March 31, 2022	41.66	30.93	28,395,267
April 1, 2022 – June 30, 2022	41.95	32.78	18,962,568
July 1, 2022 – September 30, 2022	41.3	30.85	15,205,028
October 1, 2022 – December 31, 2022	32.85	24.13	27,219,586
2021
January 1, 2021 – March 31, 2021	49.87	37.74	34,278,278
April 1, 2021 – June 30, 2021	44.3	34.55	21,954,383
July 1, 2021 – September 30, 2021	41.77	35.61	15,305,484
October 1, 2021 – December 31, 2021	40.86	32.85	23,136,088
2020
January 1, 2020 – March 31, 2020	30.75	16.04	47,797,609
April 1, 2020 – June 30, 2020	27.99	20.95	37,233,423
July 1, 2020 – September 30, 2020	35.14	25.55	44,736,769
October 1, 2020 – December 31, 2020	43.42	33.96	35,037,055
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

	BEP Units
	High	Low	Volume
	(C$)	(C$)
2023
January 1, 2023 – February 24, 2023	39.6	34.74	7,908,291
2022
January1, 2022 – March 31, 2022	52.98	39.24	20,351,742
April 1, 2022 – June 30, 2022	52.38	42.77	14,555,802
July 1, 2022 – September 30, 2022	53.09	42.24	11,832,868
October 1, 2022 – December 31, 2022	44.81	32.58	21,022,986
2021
January1, 2021 – March 31, 2021	63.39	47.87	20,522,570
April 1, 2021 – June 30, 2021	55.4	41.88	16,416,651
July 1, 2021 – September 30, 2021	52.41	45.5	10,533,934
October 1, 2021 – December 31, 2021	50.54	42.05	13,947,076
2020
January 1, 2020 – March 31, 2020	50.9	29.16	38,627,006
April 1, 2020 – June 30, 2020	49.07	37.11	22,741,859
July 1, 2020 – September 30, 2020	51.2	36.23	25,855,401
October 1, 2020 – December 31, 2020	55.76	44.83	22,341,387

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
See Item 5.A, “Operating Results - Part 8 - Critical Estimates and Accounting Policies”.
5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
See Item 5.A “Operating Results – Liquidity and Capital Resources”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    DIRECTORS AND SENIOR MANAGEMENT
The BEPC Board of Directors
The following table presents certain information concerning the board of directors of BEPC:

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	74	Chair	Vice Chair of Brookfield

Scott Cutler Utah, United States	53	Director	Chief Executive Officer of StockX

Eleazar de Carvalho Filho(2)(5) Sao Paulo, Brazil	65	Director	Founder of Virtus BR Partners; director of TechnipFMC plc, Grupo Pão de Açúcar, Cnova N.V.; Chairman of Oi S.A.

Sarah Deasley London, United Kingdom	53	Director	Executive Director of Frontier Economics

Nancy Dorn(3) Georgia, United States	64	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	83	Director	Director

Randy MacEwen (5) British Columbia, Canada	54	Director	President and Chief Executive Officer of Ballard Power Systems

Lou Maroun(3) Warwick, Bermuda	72	Director	Chairman of Sigma Capital Corporation; Director and Chairman of Summit Industrial Income REIT

Stephen Westwell(2) London, United Kingdom	64	Director	Director

Patricia Zuccotti(2) Washington, United States	75	Director	Director

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
Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of BEPC since the completion of the special distribution. Mr. Blidner is a Vice Chair and a director of Brookfield Corporation. Mr. Blidner is Chair of the general partner of BEP and Chair of the general partner of Brookfield Business Partners L.P. He also serves as a director of the general partner of Brookfield Infrastructure Partners L.P., the general partner of Brookfield Property Partners L.P., Brookfield Infrastructure Corporation, Brookfield Business Corporation and Brookfield Property REIT Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Scott Cutler. Mr. Cutler is a director of BEPC since 2020 and is also a director of the general partner of BEP. Mr. Cutler is the Chief Executive Officer of StockX, a leading e-commerce company. Prior to joining StockX, Mr. Cutler served as Senior Vice President of the Americas at eBay, Inc. (2017- 2019) and served as President of StubHub (2015-2017). Before joining StubHub, Mr. Cutler spent nine years as an Executive Vice President at the NYSE. He also serves on the board of Vibrant Emotional Health. Before joining the board of the general partner of BEP, Mr. Cutler served on the board of the general partner of Brookfield Property Partners L.P. Mr. Cutler holds a Bachelor of Science in economics from Brigham Young University and a Juris Doctor from the University of California, Hastings College of Law.
Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of BEPC since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently Chairman of Oi S.A. He also serves on the board of directors of TechnipFMC plc and Companhia Brasileira de Distribuicão (Grupo Pão de Açúcar and its affiliate, Cnova N.V.). Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

Sarah Deasley. Dr. Deasley is a director of BEPC since 2022 and is also a director of the general partner of BEP. Dr. Deasley began her career as an economist with the UK’s newly created electricity regulator before moving to consultancy in 1994. She is recognized for her work on the implications of the move to a low-carbon economy, including in the areas of hydrogen transition, renewables, heat decarbonization and carbon capture, utilization and storage. She was appointed an Executive Director of Frontier Economics, one of Europe’s largest economic consultancies, in 2013 where she focuses predominantly on the energy sector and was also appointed as a Non-Executive Director at the North Sea Transition Authority in 2020 where she serves on Nomination, Remuneration and the Audit and Risk Committees. Dr. Deasley has served as a trustee of Sustainability First since 2015 and a member of Carbon Connect’s Advisory Board since 2018. Dr. Deasley has a PhD in Economics from Imperial College, London.
Nancy Dorn. Ms. Dorn is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan

Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn also serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
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
Lou Maroun. Mr. Maroun is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P. where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
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
Stephen Westwell. Mr. Westwell is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is currently a director of Sasol Pty Limited, a global oil and chemical company, where he serves as Lead Independent Director and as a member of the Audit Committee, the Safety, Social and Ethics Committee and the Nomination and Governance Committee and as Chairman of the Capital Investment Committee. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
Patricia Zuccotti. Ms. Zuccotti is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of the general partner of Brookfield Business Partners L.P. and also a director of Brookfield Business Corporation where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Compensation
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the general partner of BEP and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2022, each of the directors received $165,000 for their service on the board of directors and committees of the general partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. In addition, in 2022, Mr. Mann received an additional $50,000 and each of Ms. Dorn and Mr. Maroun received an additional $35,000 for their services assessing certain related party transactions, including the pending investment by our group in Westinghouse.
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
Director Share Ownership Requirements
BEPC believes that the directors of BEPC can better represent its shareholders if they have economic exposure to BEPC themselves. BEPC expects that independent directors of BEPC hold sufficient BEPC exchangeable shares and/or BEP units such that the acquisition costs of BEPC exchangeable shares or BEP units held by such directors is equal to at least two times their aggregate annual retainer, for serving as a director of BEPC or the general partner of BEP, as applicable, as determined by the BEPC board from time to time. Directors of BEPC are required to meet this requirement within five years of their date of appointment. All of BEPC’s external directors are in compliance with the ownership requirement.
Additional Information About Directors and Officers
To our knowledge, within the past ten years, and except as set forth below, no director or executive officer of the company and no employee of the Service Providers who performs an executive function for BEPC has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. As of the date of this Form 20-F, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protection.
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
BEPC Management
The Service Providers currently provide management services to our group pursuant to the Master Services Agreement. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide Brookfield Renewable with management services under the Master Services Agreement.
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
BEPC does not have any employees, other than employees of its operating subsidiaries. Instead, similar to the partnership, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfil the Service Providers’ obligations under the Master Services Agreement. See Item 4.B “Business Overview - About Brookfield” and Item 7.B “Related Party Transactions” for more information.
The following table presents certain information concerning the individuals who are principally responsible for our operations and their positions with the Service Providers as of the date of this Form 20-F, except in the case of Ms. Ruth Kent who resigned as Chief Operating Officer in December 2022 and is no longer employed by Brookfield. No replacement for Ms. Kent has been appointed as of the date of this Annual Report on Form 20-F and her responsibilities have been assumed by current members of the management team, including certain of those listed below.

Name	Years of Experience in industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	13	10	Chief Executive Officer
Wyatt Hartley	17	13	Chief Financial Officer
Jennifer Mazin	24	9	General Counsel

Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise.
Connor Teskey. Mr. Teskey is the Chief Executive Officer of the Service Provider, a Managing Partner of Brookfield and the President of Brookfield Asset Management. Mr. Teskey has oversight of Brookfield Renewable’s growth and capitalization, on a global basis. He is responsible for investments, operations and the expansion of the Renewable Power and Transition business. Mr. Teskey holds a Bachelor of Business Administration (Honors) from the University of Western Ontario.
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
Management Diversity
BEPC is externally managed by the Service Providers, and accordingly, BEPC does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Providers appreciate the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 33% of Brookfield Renewable’s executive management team are women.
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
•causing or supervising the preparation of the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosures;
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
Notwithstanding the forgoing, all Investment Advisor Services (as defined in the Master Services Agreement) must be provided solely to BRELP. The Service Providers’ activities are subject to the supervision of the BEPC board of directors and of the equivalent governing bodies of each of the other Service Recipients, as applicable. The Service Providers have agreed to exercise the power and discharge the duties conferred under our Master Services Agreement honestly and in good faith, and will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, subject to, and after taking into account, the terms and conditions of the Relationship Agreement.
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
The table below sets forth the management fees for the years ended December 31, 2022, 2021 and 2020, respectively, all of which were paid by BRELP.

	For the year ended December 31,
$ MILLIONS	2022	2021	2020
Base management fee	$243	$288	$212
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
Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2022, none of the directors, officers, employees and former directors, officers and employees of our Company, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the BEPC board. BEPC appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the diversity policy. The BEPC nominating and governance committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The BEPC board is currently comprised of ten (10) directors. Of the ten (10) directors, nine (9) are independent and three (3) are female (each of whom are independent directors). Accordingly, 30% of BEPC’s directors are women and women represent one third of such independent directors. The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
The following table describes the independence status of the directors of our company.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Corporation
Scott Cutler	Independent
Eleazar de Carvalho Filho	Independent
Sarah Deasley	Independent
Nancy Dorn	Independent
David Mann	Independent
Randy MacEwen	Independent
Lou Maroun	Independent
Stephen Westwell	Independent
Patricia Zuccotti	Independent
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
Other Directorships
The following directors of BEPC are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to BEPC and the general partner of BEP:
•Jeffrey Blidner: Brookfield Corporation, Brookfield Infrastructure Corporation; and the general partner of each of Brookfield Property Partners L.P., Brookfield Business Partners L.P. and Brookfield Infrastructure Partners L.P.
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
The audit committee had four regular quarterly meetings in 2022 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2023.
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
The BEPC nominating and governance committee had four regular quarterly meetings in 2022 as well as two special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2023. As if the date of this Form 20-F, the BEPC nominating and governance committee is comprised of the following three directors, David Mann (Chair), Lou Maroun and Nancy Dorn, all of whom are independent directors.
As Brookfield holds approximately 81.5% of the votes to elect the directors of BEPC, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors, including the need for the BEPC board as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or BEPC are assessed to ensure the BEPC board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the BEPC nominating and governance committee for its review as potential candidates for nomination to the BEPC board. The BEPC nominating and governance committee also recommends to the BEPC board the appointment of an independent director as the lead independent director where the Chair of the BEPC board is not independent.
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
We lease the principal office of our Brazil business, which is located in Rio de Janeiro. This office oversees our operations in Brazil, as well as Uruguay and Chile, with approximately 552 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil. We also employ 5 employees in Uruguay, none of whom are covered by collective bargaining agreements.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 614 full time employees, of which approximately 88% are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Colombia.
The principal office of our European operations is located in London, in the U.K.. Our European business, which includes an office in Madrid, Spain, employs approximately 235 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 746 people, approximately 31% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States. See Item 4.B “Business Overview—Employees and Offices”.
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
6.F    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
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

	BEPC Exchangeable Shares (1)(2)
Name and Address	Number	Percentage
Brookfield Corporation(3)	44,813,835	26.0%
Blackrock, Inc.(4)	10,461,110	6.1%

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
(2)     The percentages shown are based on 172,229,046 BEPC exchangeable shares outstanding as of February 24, 2023.
(3)     Brookfield Corporation may be deemed to be the beneficial owner of 44,813,835 BEPC exchangeable shares that it holds through wholly owned subsidiaries. The business address of Brookfield is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.
(4)     Based on the Schedule 13G filed with the SEC by BlackRock, Inc. on February 23, 2023. The business address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.
The partnership holds all of the BEPC class B shares, having a 75% voting interest, and BEPC class C shares, which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares, subject to the prior rights of holders of BEPC preferred shares.
As of February 24, 2023, 44,523 of our outstanding BEPC exchangeable shares were held by 12 holders of record in the United States, not including BEPC exchangeable shares held of record by DTC. As of February 24, 2023, DTC was the holder of record of 64,584,087 BEPC exchangeable shares.

7.B    RELATED PARTY TRANSACTIONS
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles. Brookfield Corporation is listed on the NYSE and on the TSX under the symbol “BN”.
Brookfield Asset Management is a leading global alternative asset manager with over $800 billion of assets under management across real estate, infrastructure, renewable power, and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world -— including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
Brookfield is an affiliate of our Company. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality clean energy assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and notes to our audited consolidated financial statements for the year ended December 31, 2022, 2021 and 2020, respectively.
Brookfield Relationship Agreement
Our group, BRELP, the Service Providers, Brookfield Corporation and others have entered into a relationship agreement (“Brookfield Relationship Agreement”), which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Brookfield Relationship Agreement. Pursuant to the Brookfield Relationship Agreement, Brookfield has agreed that our group will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Our group’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of our group’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit our group’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund and Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments and Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside its third-party investors. It is currently intended that Brookfield renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e. Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investment made by such accounts). Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of inherent limitations such as our group’s financial capacity, the suitability of the funds and acquisition opportunities for our group in terms of the underlying investment characteristics, fit with our group’s strategy and other portfolio construction and considerations, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield and the Partnership”.
Under the terms of the Brookfield Relationship Agreement, our group acknowledges and agrees that, subject to providing the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue and engage in other business activities (including investing its own capital and managing other Brookfield Accounts) and provide investment and operational services to third parties that compete directly or indirectly with the activities engaged in by our group as well as the services provided by Brookfield to our group. In addition, Brookfield has established and/or advised, and expects to continue to establish or advise other Brookfield Accounts that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities.
Our group acknowledges and agrees that some of these Brookfield Accounts have objectives that overlap with our group’s objectives and/or will acquire renewable power assets or businesses that could be considered appropriate acquisitions for our group, and that Brookfield could have greater financial incentives to assist those other entities over BEPC. Due to the foregoing, our group expects to compete from time to time with Brookfield or other third parties for access to the benefits that it expects to realize from Brookfield’s involvement in its business. See “Related Party Transactions – Conflicts of Interest and Fiduciary Duties” below.
Members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing and/or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations and/or developments, through Brookfield Accounts separate from our group, and Brookfield will not be obligated to provide our group with any opportunities to participate in these investment activities except as described above. Except as explicitly provided in the Brookfield Relationship Agreement, the Brookfield Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business. In the event of the termination of the Master Services Agreement, the Brookfield Relationship Agreement would also terminate, including Brookfield’s commitments to provide our group with acquisition opportunities, as described above. BEPC is not entitled to terminate the Master Services Agreement or the Brookfield Relationship Agreement.
Pursuant to the Brookfield Relationship Agreement, Brookfield Renewable will generally be provided with voting rights over investments in which it participates. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside Brookfield Renewable. As a result, Brookfield Renewable will consolidate these investments in its financial statements and for purposes of calculating its assets under management, despite the fact that Brookfield Renewable does not own 100% of the investments. With respect to its assets under management calculation, Brookfield Renewable includes 100% of the total fair value of the investments in the calculation if it consolidates an investment for accounting purposes, or does not consolidate an investment but has significant influence over the investment by virtue of one or more attributes (e.g., Brookfield Renewable being the largest investor in the investment, Brookfield Renewable having the largest representation on the investment’s governance body, Brookfield being the primary manager and/or operator of the investment, and/or Brookfield having other significant influence attributes). In these circumstances, its calculation takes into account the investment’s full capital structure (both equity and debt) on a gross asset value basis, even if Brookfield Renewable does not own 100% of the investment. Furthermore, Brookfield also will consolidate these investments in its financial statements and for purposes of calculating its assets under management in light of Brookfield’s control over our group. Brookfield will rely on our financial statements to prepare its own financial records, and will not reimburse our group for the expenses associated with preparing our financial statements and calculating our group’s assets under management.

Under the Brookfield Relationship Agreement, the partnership has agreed that none of Brookfield or the Service Providers, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Providers, will be liable to BEPC for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Brookfield Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the Brookfield Relationship Agreement, nothing in the Brookfield Relationship Agreement is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or investors may have under such laws.
Management Services
As disclosed elsewhere in this Form 20-F, the Service Providers currently provide to Brookfield Renewable management services pursuant to the Master Services Agreement. See Item 6.A “Directors and Senior Management—The Master Services Agreement”. In addition, the Service Provider has agreed to provide investment advisory services to Brookfield Renewable, including services to certain of our group’s operating subsidiaries. To the extent that under these or any other arrangements our group is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our group’s capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by our group’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—The Master Services Agreement”. For components of the management fee, see Item 6.A “Directors and Senior Management—The Master Services Agreement—Management Fee”.
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
Rights Agreement
Brookfield Corporation entered into the Rights Agreement on July 30, 2020 with the rights agent pursuant to which Brookfield Corporation has agreed that, until July 30, 2027 (and as will be automatically renewed for successive periods of two years, unless Brookfield Corporation provides the rights agent with written notice of termination in accordance with the terms of the Rights Agreement), upon an exchange of BEPC exchangeable shares, if BEPC has not satisfied its obligation under the BEPC articles by delivering the BEP unit amount or its cash equivalent amount and BEP has not, upon its election in its sole and absolute discretion, acquired such exchanged BEPC exchangeable shares from the holder thereof and delivered the BEP unit amount, Brookfield Corporation will satisfy, or cause to be satisfy, the obligations pursuant to the BEPC articles to exchange such BEPC exchangeable shares for the BEP unit amount or its cash equivalent. Brookfield Corporation currently intends to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of BEP units. In connection with the special distribution, the Master Services Agreement was also amended to provide that, so long as Brookfield Corporation is a party to the Rights Agreement, Brookfield Corporation shall have a consent right prior to the issuance by BEPC of any BEPC exchangeable shares, subject to certain exceptions. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

Appointment of Rights Agent; Term. The rights agent has agreed to act as the rights agent for the holders, as a class and not individually, of the BEPC exchangeable shares. Pursuant to and subject to the terms and conditions set forth in the BEPC articles, a holder of BEPC exchangeable shares may request to exchange each BEPC exchangeable share (“subject BEPC exchangeable share”) for one BEP unit per BEPC exchangeable share held (subject to adjustment to reflect certain capital events or its cash equivalent (the form of payment to be determined at the election of our company. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events” below)). Upon receipt of a notice of exchange, BEPC shall, within ten (10) business days after the date that the notice of exchange is received by BEPC’s transfer agent (the “specified exchange date”) deliver to the tendering holder of BEPC exchangeable shares, such BEP unit or cash amount. Pursuant to the Rights Agreement, Brookfield Corporation has agreed that, in the event that, on the applicable specified exchange date with respect to any subject BEPC exchangeable shares, (i) BEPC has not satisfied its obligation under the BEPC articles by delivering the BEP unit or cash amount and (ii) BEP has not, upon its election in its sole and absolute discretion, acquired such subject BEPC exchangeable share from the holder thereof and delivered the BEP unit or cash amount, Brookfield Corporation will satisfy, or cause to be satisfied, the obligations pursuant to the BEPC articles to exchange such subject BEPC exchangeable shares for the BEP unit amount or the cash amount. The holders of BEPC exchangeable shares have a right to receive the BEP unit amount or the cash amount in such circumstances (the “secondary exchange rights”).
The secondary exchange rights are a part of the terms of the BEPC exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the BEPC exchangeable shares. The obligations of the rights agent under the Rights Agreement became effective on July 30, 2020.
This Rights Agreement will automatically renew for successive periods of two years following July 30, 2027, unless Brookfield Corporation provides the rights agent with written notice of termination in accordance with the terms of the Rights Agreement or otherwise terminated pursuant to its terms as described below.
Satisfaction of Secondary Exchange Rights. In accordance with the Rights Agreement, Brookfield Corporation has agreed to satisfy, or cause to be satisfied, the obligations with respect to the secondary exchange rights contained in the BEPC articles. The rights agent has established a collateral account, and Brookfield Corporation has contributed an amount of cash or securities in accordance with the Rights Agreement (as further described below) in order to enable the rights agent to exchange subject BEPC exchangeable shares for the cash amount or the BEP unit amount in accordance with the Rights Agreement.
In accordance with the BEPC articles, BEPC is required to deliver a notice (“BEPC notice”) to the rights agent and Brookfield Corporation on the specified exchange date if the conditions to the exercise of the secondary exchange rights with respect to any subject BEPC exchangeable shares have been satisfied. The BEPC notice must set forth the BEP unit amount and the cash amount for such subject BEPC exchangeable shares and any necessary wire transfer or other delivery instructions. Brookfield Corporation may provide notice to the rights agent by the business day immediately following receipt of the BEPC notice, providing that Brookfield Corporation has elected, in Brookfield Corporation’s sole discretion, to fund the cash amount. If the rights agent has not received such signed written notice from Brookfield Corporation, the rights agent must exchange the subject BEPC exchangeable shares for a number of BEP units held in the collateral account equal to the BEP unit amount and promptly, and in any event within two (2) business days, deliver such BEP units from the collateral account to the holder of the subject BEPC exchangeable shares. If there are not enough BEP units in the collateral account to satisfy the BEP unit amount with respect to one or more of such subject BEPC exchangeable shares, the rights agent will exchange such subject BEPC exchangeable shares for an amount of cash from the collateral account equal to the cash amount and promptly, and in any event within two (2) business days, deliver the cash amount to the holder of the subject BEPC exchangeable shares.
If the holder of the subject BEPC exchangeable shares has not received the BEP units amount or the cash amount by the specified exchange date, the holder of subject BEPC exchangeable shares may deliver, or cause to be delivered, a notice (the “exchanging BEPC shareholder notice”) to the rights agent and Brookfield Corporation. The exchanging BEPC shareholder notice must set forth the number of such subject BEPC exchangeable shares and any necessary wire transfer or other delivery instructions and be in a format that is acceptable to the rights agent. As promptly as practicable and in any event on or prior to the next business day immediately following receipt of the exchanging BEPC shareholder notice, Brookfield Corporation will provide notice to the rights agent (i) setting forth the BEP unit amount and the cash amount for such subject BEPC exchangeable shares and (ii) either (a) providing that Brookfield Corporation has elected, in Brookfield Corporation’s sole discretion, to fund the cash amount or (b) instructing the rights agent to exchange each subject BEPC exchangeable share. Brookfield Corporation is not obligated to deliver such notice if it has determined in good faith that the conditions to the exercise of the secondary exchange right have not been satisfied. On or prior to the second business day following receipt by the rights agent of such instruction by Brookfield Corporation, the exchanging BEPC shareholder notice and the subject BEPC exchangeable shares, the rights agent will exchange such subject BEPC exchangeable shares for the BEP unit amount from the collateral account or, if there are not enough BEP units in the collateral account, for the cash amount from the collateral account.
With respect to any exchange of subject BEPC exchangeable shares, Brookfield Corporation may elect to instruct the rights agent to exchange the subject BEPC exchangeable shares for the cash amount. If Brookfield Corporation makes such an election and there is not a sufficient amount of cash in the collateral account, Brookfield Corporation must deposit the required amount into the collateral account simultaneously with such election.
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
Receipt of Subject BEPC Exchangeable Shares; Withholding. Holders of subject BEPC exchangeable shares will deliver such shares free and clear of all liens, claims and encumbrances, and should any such liens, claims and encumbrances exist with respect to such subject BEPC exchangeable shares, the holder of such subject BEPC exchangeable shares will not be entitled to exercise its secondary exchange rights with respect to such shares. Each holder of subject BEPC exchangeable shares will pay to Brookfield Corporation the amount of any tax withholding due upon the exchange of such shares and, in the event Brookfield Corporation elects to acquire some or all of the subject BEPC exchangeable shares in exchange for the cash amount, will authorize Brookfield Corporation to retain a portion of the cash amount to satisfy tax withholding obligations. If Brookfield Corporation elects to acquire some or all of the subject BEPC exchangeable shares in exchange for the BEP unit amount, Brookfield Corporation may elect to either satisfy the amount of any tax withholding by retaining BEP units with a fair market value equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by Brookfield Corporation, which amounts will be treated as a loan by Brookfield Corporation to the holder of the subject BEPC exchangeable shares, in each case, unless the holder, at the holder’s election, has made arrangements to pay the amount of any such tax withholding.
BEP Units Record Date. Each former holder of subject BEPC exchangeable shares who receives the BEP unit amount will be deemed to have become the owner of the BEP units as of the date upon which such subject BEPC exchangeable shares are duly surrendered in accordance with the Rights Agreement.
Collateral Account. Brookfield has established a non-interest -bearing trust account that is administered by the rights agent (the “collateral account”). In accordance with the terms of the Rights Agreement, Brookfield Corporation will ensure that the aggregate of (i) the BEP units in the collateral account plus the number of BEP units issuable upon conversion or redemption of BEP unit convertibles (the “collateral account BEP unit balance”) and (ii) the number of BEP units equal to the aggregate amount of cash in the collateral account divided by the value of a BEP unit (the “collateral cash balance” and, together with the collateral account BEP unit balance, the “collateral account balance”) will at all times be equal to or exceed the number of BEP units that is equal to the product of the total number of BEPC exchangeable shares outstanding (excluding those owned by Brookfield Corporation or its affiliates) multiplied by the conversion factor in accordance with the BEPC articles (the “required collateral account balance”).
If the collateral account balance is at any time less than the required collateral account balance, Brookfield Corporation will, within two (2) business days, deposit or cause to be deposited into the collateral account either (i) a number of BEP units or any security convertible into or redeemable for BEP units (other than BEPC exchangeable shares) (the “BEP unit convertibles”), or (ii) an amount of cash or cash equivalents, in each case in an amount necessary to cause the collateral account balance to be at least equal to the required collateral account balance. To the extent that conversion or redemption of a BEP unit convertible results in the imposition of any fees, payments, premiums or penalties, such fees, payments, premiums or penalties will be borne by Brookfield Corporation or its affiliates, and must either be satisfied directly by Brookfield Corporation or such affiliates or will be deemed to reduce the collateral account balance. Brookfield Corporation must keep the rights agent informed of the collateral account balance and the required collateral account balance in writing on a regular basis, and must inform the rights agent in writing within two (2) business days of any change in the collateral account balance or the required collateral account balance for any reason, including as a result of an adjustment to the conversion factor pursuant to the BEPC articles.
Brookfield Corporation and its affiliates will not be entitled to withdraw any BEP unit or BEP unit convertible from the collateral account, except (i) if the collateral account balance exceeds the required collateral account balance, either as a result of a change in the conversion factor pursuant to the BEPC articles or a decrease in the number of BEPC exchangeable shares outstanding (excluding BEPC exchangeable shares held by Brookfield Corporation or its affiliates) or (ii) upon the deposit by Brookfield Corporation or its affiliates in the collateral account of an amount in cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of the BEP units withdrawn or the number of BEP unit convertibles that are convertible into or redeemable for such BEP units.
If the collateral account contains any amount of cash in lieu of BEP units, such cash amount is required to be no less than the product of the required collateral account balance minus the collateral account BEP unit balance, multiplied by one hundred and twenty-five percent (125%) of the value of a BEP unit (the “required collateral account cash balance”). If at any time the collateral account cash balance is less than the required collateral account cash balance, Brookfield Corporation will within two (2) business days deposit or cause to be deposited cash or cash equivalents in the collateral account in an amount sufficient to cause the collateral account cash balance to be at least equal to the required collateral account cash balance.
Brookfield Corporation and its affiliates will not be entitled to withdraw any cash or cash equivalents from the collateral account, except (i) to the extent the collateral account cash balance is greater than one hundred and twenty percent (120%) of the required collateral account cash balance or (ii) upon the deposit in the collateral account of a corresponding number of BEP units or BEP unit convertibles.
Registration of BEP Units. Brookfield Corporation has agreed that if a shelf registration statement has not been effective for five (5) consecutive business days with respect to all of the BEP units in the collateral account, including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles, and the transfer of such BEP units from the collateral account to a holder of subject BEPC exchangeable shares, Brookfield Corporation will deposit or cause to be deposited into the collateral account an amount of cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of all BEP units (including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles) held in the collateral account at such time; provided, however, no such deposit is required to the extent all of the BEP units in the collateral account, including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles, and the transfer of such BEP units from the collateral account to a holder of subject BEPC exchangeable shares, are registered under an effective shelf registration statement (currently, such units are registered on Form F-3 (File. No. 333-237996), which was declared effective by the SEC on July 29, 2020).
Termination or Amendment. The Rights Agreement will terminate automatically on the earliest of (i) the date on which there are no BEPC exchangeable shares outstanding, other than BEPC exchangeable shares owned by Brookfield Corporation or its affiliates, (ii) written notice of termination at least 60 days prior to the expiry of the applicable term, or (iii) the affirmative consent or vote of holders of at least two-thirds (2⁄3rds) of the outstanding BEPC exchangeable shares not held by Brookfield, BEP or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BEPC. Brookfield Corporation may not, without the affirmative vote of holders of at least two-thirds (2⁄3rds) of the outstanding BEPC exchangeable shares not held by Brookfield Corporation, voting as a class, and the approval of a majority of the independent directors of BEPC, materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement. Any amendment or modification that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a BEP unit requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield Corporation, the partnership or their affiliates, voting as a class or, in the event that there is more than one non-overlapping director of BEPC, the approval of a majority of such non-overlapping directors. After the termination of the Rights Agreement, holders of BEPC exchangeable shares will continue to have all of the rights provided for in the BEPC articles but will no longer be entitled to rely on the secondary exchange rights.
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
Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in the BEPC articles and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management—The Master Services Agreement—Indemnification and Limitations on Liability” and Item 6.C “Board Practices—Indemnification and Limitations on Liability”. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
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
In 2021, Brookfield Renewable established ETM as its Canadian platform for Canadian energy marketing and trading activities. BRTM expects to complete the transfer of all of its Canadian energy and trading activities to ETM in 2022. See also “Related Party Transactions – Conflicts of Interest and Fiduciary Duties”.
Energy Revenue Agreement
On November 23, 2011, BEM LP, a subsidiary of Brookfield Corporation, and BPUSHA, a subsidiary of BRELP that indirectly owns most of our U.S. facilities, entered into an energy revenue agreement (“Energy Revenue Agreement”) pursuant to which BEM LP agreed to support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP agreed to pay BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The “Fixed Amount” is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per year). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP receives from BPUSHA an amount equal to such excess.
In the Energy Revenue Agreement, BEM LP agreed that at all times that it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. This guarantee is currently being provided by Brookfield Corporation.
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
Other Power Agreements
In addition to the Energy Revenue Agreement, Brookfield Renewable continues to be a party to a number of PPAs that provide for the sale of power generated from certain of Brookfield Renewable’s North American facilities to Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Approximately 15% of our economic exposure for 2022 (on a proportionate basis) is with Brookfield.
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
Energy Marketing Agreement
As part of the Energy Marketing Internalization, BEM LP, a subsidiary of Brookfield Corporation, and BRTM, a subsidiary of Brookfield Renewable, entered into an energy marketing services agreement pursuant to which BRTM has agreed to provide energy marketing services to BEM LP (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, BRTM provides energy marketing services to BEM LP specifically related to the power generating facilities that are subject to the Energy Revenue Agreement. The energy marketing services provided by BRTM to BEM LP include preparing and assisting with compliance with an annual marketing plan and preparing and assisting with compliance with a risk management policy. Pursuant to the Energy Marketing Agreement, BEM LP pays BRTM a base annual marketing fee equal to $1.3 million, which is subject to increase by a specified inflation factor (with the first such increase having been made on January 1, 2020), paid in equal monthly installments. The Energy Marketing Agreement terminates on the expiry of the Energy Revenue Agreement (the term of which is currently scheduled to expire on November 23, 2031, but may be extended to 2046). The Energy Marketing Agreement is subject to customary termination provisions in the event of a failure to pay or insolvency of one of the parties.
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
Agreement to Acquire Nuclear Services Operations
In October 2022, Brookfield Renewable, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse. The total equity invested will be approximately $4.5 billion, and Brookfield Renewable, together with institutional partners, will hold a 51% interest, with Cameco holding 49%. Brookfield Renewable expects to invest up to $750 million to acquire an approximate 17% interest. The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the second half of 2023. Since BEP and Brookfield Business Partners are both affiliates of Brookfield Corporation, Brookfield Business Partners is a “related party” of BEP and the transaction constitutes a “related party transaction” of BEP as defined in MI 61-101.
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
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of Brookfield Renewable and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Renewable, our shareholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be managed or resolved in the most favorable manner to the interests of Brookfield Renewable and/or of Brookfield Accounts in which we invest.
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manager or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV, and (B) Brookfield’s policies for adequately addressing conflicts of interest considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which we invest, and our Conflicts Protocols that have been approved by our independent directors or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
Brookfield’s activities include, among others: investment and asset management; managing and investing proprietary as well as reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from

Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Renewable’s ability to successfully implement its strategies or achieve its investment objectives.
As described further below under this Item 7.B “Related Party Transactions—Resolution of Conflicts”, our group maintains conflicts protocols, guidelines and principles (the “Conflicts Protocols”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions, and which was put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focus on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of our independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our independent directors. By acquiring our BEPC exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favourable to Brookfield Renewable, Brookfield Accounts in which we invest or our shareholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in BEPC exchangeable shares and the operation of Brookfield Renewable.
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
Brookfield Renewable will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside Brookfield Renewable. As a result, Brookfield Renewable will consolidate the underlying assets of such other Brookfield-managed vehicles into Brookfield Renewable’s financial records and calculation of its assets under management, despite the fact that Brookfield Renewable does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by Brookfield Renewable for purposes of completing its own financial records, and will not reimburse Brookfield Renewable for the expenses associated with such calculation and preparation.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for Brookfield Renewable and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will in the future have) investment mandates that overlap with those of Brookfield Renewable and Brookfield Accounts in which we invest, and will compete with and/or have priority over Brookfield Renewable (and Brookfield Accounts in which we invest) in respect of particular investment opportunities, As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Renewable (and/or Brookfield Accounts in which we invest) are not expected to be available to us, we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to Brookfield Renewable (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with Brookfield Renewable (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds; (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of closed-end funds, joint ventures and other vehicles where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions; (iii) startup investments in technology business and growth investments in late-stage technology-enabled service companies, such as Brookfield Technology Partners; (iv) investments in the transition to a net-zero carbon emissions global economy, such as Brookfield Global Transition Fund; and (v) registered funds or investment vehicles that invest across different pools of infrastructure and infrastructure-related investments (including via investment into or co-investment alongside other Brookfield Accounts). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each of the foregoing Brookfield Accounts generally has priority with respect to investment opportunities that meet their investment mandates. It is expected that Brookfield Renewable will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations, as determined by Brookfield from time to time in its sole discretion and as approved by our independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Renewable (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) will be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield believes is fair and reasonable taking into account various factors including (i) the size, nature and type of the opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each account’s investment focus, (ii) the nature of the investment focus, objectives, strategies and target rates of return of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s), including the investment guidelines and limitations applicable to Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s)), (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets and portfolios (e.g., geographic and/or asset concentration considerations), (v) expected future capacity of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s), (vi) cash and liquidity needs, including for pipeline, follow-on and other opportunities pursued by Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s), (vii) the availability of other appropriate or similar investment opportunities and/or (viii) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, investment-specific, timing and similar considerations).
The determination of whether an investment is within the scope of the investment mandate of Brookfield Renewable (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between Brookfield Renewable (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the factors listed in clauses (i)-(viii) above.
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors could be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest) may be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to Brookfield Renewable (and/or a Brookfield Account in which we invest), but will not be required to disclose to the board of directors or the holders of BEPC exchangeable shares the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for Brookfield Renewable (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for Brookfield Renewable (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of Brookfield Renewable (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities may be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or its successors, even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for costs and expenses incurred in connection with the prospective investment opportunity (e.g., pursuit costs) prior to the date of re-allocation. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be Brookfield Renewable or a Brookfield Account in which we are invested) because of timing considerations (e.g., too late in the term of the Brookfield Account in which we are invested) or other portfolio construction considerations (e.g., the Brookfield Account that holds the existing investment being capped from pursuing follow-on investments, having other concentration considerations, lacking required capital for the investment, etc.). These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including Brookfield Renewable (or a Brookfield Account in which we invest)).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Renewable and Brookfield Accounts in which we invest may not be available to Brookfield Renewable (or a Brookfield Account in which we invest) in their entirety and/or Brookfield Renewable (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from holders of BEPC exchangeable shares or of the independent directors will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of Brookfield Renewable’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of Brookfield Renewable and Brookfield Accounts in which we invest.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time; and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to

Brookfield Renewable (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
•In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated a certain amount of co-investment opportunities. As a result, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such arrangements and economic incentives. In addition, Brookfield’s allocation of co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts
•Allocation of Co-Investments. Investing in Brookfield Renewable (and our investment in any Brookfield Account) does not entitle any shareholder to co-investment opportunities, and holders of BEPC exchangeable shares and BEP’s unitholders will not have any right to receive co-investments. Holders of BEPC exchangeable shares and BEP’s unitholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to Brookfield Renewable. To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Renewable (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors (including Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account), Brookfield employees, and/or third parties) the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Renewable (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to Brookfield Renewable (or that Brookfield Account)
Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity. For the avoidance of doubt, Brookfield and Brookfield Renewable will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts.

However, Brookfield may determine, on behalf of Brookfield Renewable, that Brookfield Renewable will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield also may assign Brookfield Renewable’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain investors (but not to Brookfield Renewable and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
The allocation of co-investment opportunities raises conflicts of interest considerations, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship, or expand its relationship, with Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to Brookfield Renewable directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances Brookfield Renewable (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Brookfield Renewable’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to Brookfield Accounts in which we invest or other specific investments, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor. For example, investors (including Brookfield Renewable) may participate in co‑investment opportunities at different times (e.g., Brookfield Renewable (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors.
In the event Brookfield and/or Brookfield Renewable participates in a co-investment opportunity, Brookfield may determine that it and/or Brookfield Renewable (as applicable) fund all or a portion of its capital contributions in respect thereof using securities. Brookfield will make such determination with respect to the form of its and/or Brookfield Renewable’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the holders of BEPC exchangeable shares, BEP’s unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below.

•Co-Investment Expenses.Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Renewable, and (b) Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of co-investments.
Brookfield will endeavor to allocate such fees, costs and expenses among Brookfield Renewable and its co-investors (or a Brookfield Account in which we invest and its co-investors, including Brookfield Renewable) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”) and, in such cases, Brookfield Renewable (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if Brookfield Renewable (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or prospective co-investor alongside Brookfield Renewable) and Brookfield Renewable (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or prospective co-investor alongside Brookfield Renewable) and Brookfield Renewable (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Renewable or another Brookfield Account, will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield Renewable, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Renewable or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet completed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including Brookfield Renewable and other Brookfield Accounts) provides benefits overall to Brookfield Renewable (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant investor (whether Brookfield Renewable, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, Brookfield Renewable or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
In addition, Brookfield Renewable (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that Brookfield Renewable (or the Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, Brookfield Renewable (or the Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Renewable (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Renewable (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case Brookfield Renewable (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Renewable (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for Brookfield Renewable and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with Brookfield Renewable (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable (or a Brookfield Account in which we invest), our company could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients could influence the decisions made by our company with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments could be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Renewable, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and Brookfield Renewable and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by Brookfield Renewable or a Brookfield Account in which we invest for market share or other matters.
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
At all times, Brookfield will endeavor to treat all Brookfield Accounts fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
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
•Advice to Other Brookfield Accounts May Conflict with Brookfield Renewable’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts and/or Brookfield that could compete or conflict with the advice Brookfield gives to Brookfield Renewable and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to Brookfield Renewable and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Renewable and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Renewable and/or Brookfield Accounts in which Brookfield Renewable is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in Brookfield Renewable and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of Brookfield Renewable and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) provide investment banking and other advisory services to third parties with respect to assets in which Brookfield Renewable (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Renewable (or a Brookfield Account in which we invest), and Brookfield Renewable (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within Brookfield may take views, and make decisions or recommendations, that are different than other areas of Brookfield. Different portfolio management teams within Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to Brookfield Renewable (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of Brookfield Renewable (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Data Management” below.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of Brookfield Renewable (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, Brookfield Renewable (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of Brookfield Renewable (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to Brookfield Renewable (or a Brookfield Account in which we invest).
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of Brookfield Renewable (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause Brookfield Renewable (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, Brookfield Renewable (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if Brookfield Renewable (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from Brookfield Renewable (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for Brookfield Renewable (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield Renewable (or a Brookfield Account in which we invest) is invested, which could result in Brookfield Renewable (or a Brookfield Account in which we invest) being paid out earlier than otherwise expected. In situations where the activities of Brookfield Renewable (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of Brookfield Renewable (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.
Additionally, there may be instances where Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments enters into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including Brookfield Renewable or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area. These agreements could adversely impact the ability of Brookfield Renewable (or of a Brookfield Account in which we invest) to pursue attractive investment opportunities. In cases where Brookfield Renewable (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, Brookfield Renewable (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the holders of BEPC exchangeable shares or our board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Renewable, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Renewable, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Renewable, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect a portfolio company of Brookfield Renewable (or a Brookfield Account in which we invest) and, therefore, Brookfield Renewable, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for Brookfield Renewable (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Renewable (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Renewable (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstance, Brookfield Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Renewable (or a Brookfield Account in which we invest). Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Renewable (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and Brookfield Renewable (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we invest) may not have the ability to make additional investments in order to sustain its position in the asset (either because Brookfield Renewable (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Renewable (or a Brookfield Account in which we invest).

The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of Brookfield Renewable (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that Brookfield Renewable (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by Brookfield Renewable (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than Brookfield Renewable (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than Brookfield Renewable (or a Brookfield

Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of Brookfield Renewable (or of a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than Brookfield Renewable (or a Brookfield Account in which we invest) will be able to when disposing of the applicable investment. Where Brookfield Renewable (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, Brookfield Renewable (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Account, but may be restrained from doing so because of the Brookfield Account.
Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Renewable (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of holders of BEPC exchangeable shares or BEP’s unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives and/or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors and/or other factors. Brookfield will manage or resolve these matters in a fair and equitable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will manage or resolve these matters in any particular manner or that it would manage or resolve these matters in the same manner that it would have managed or resolved them had these conflicts considerations not arisen.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, Brookfield Renewable and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing

Brookfield, Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of our independent directors on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Renewable and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which Brookfield Renewable (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to Brookfield Renewable (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control Brookfield Renewable (or a Brookfield Account in which we are invested).
•Structuring of Investments and Subsidiaries. Brookfield is entitled to receive management fees and other compensation from Brookfield Renewable. As a result, Brookfield will take its interests into account structuring Brookfield Renewable’s investments and other operations, while also taking into account the interests of Brookfield Renewable as a whole.
•From time to time, Brookfield may implement bespoke structures for one or a group of investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an Alternative Investment Vehicle for an individual investor). These structures will generally require additional expenses to be borne by Brookfield Renewable (or a Brookfield Account in which we invest). In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors may also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such holders of BEPC exchangeable shares and BEP’s unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Renewable or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Renewable or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
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
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Renewable and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside Brookfield Renewable and other Brookfield Accounts. There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Renewable (or any other Brookfield Account) and to ensure that Brookfield Renewable’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party

Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
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
It is expected that Brookfield, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we are invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield Renewable, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/

or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Renewable and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Renewable and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable and Brookfield Accounts that we invest in with Brookfield, and Brookfield Renewable and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact Brookfield Renewable and/or Brookfield Accounts that we invest in.
In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Renewable and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, Brookfield Renewable and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Renewable and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Renewable and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by Brookfield Renewable (directly or indirectly). Brookfield Renewable and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of Brookfield Renewable and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.

Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
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
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an alternative investment fund manager owned by Brookfield and Oaktree provides services such as risk management services. This alternative investment fund manager may provide such services to the Oaktree Accounts at different rates than those charged to Brookfield Renewable (or a Brookfield Account in which we invest) or its affiliates. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Renewable (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in this 20-F and in the applicable governing documents. Companies in which Brookfield Renewable (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies.
As noted in this “—Transactions with Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be managed or resolved in the same manner) as set out in “—Transactions with Portfolio Companies” .

This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be managed or resolved in favor of Brookfield Renewable’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify, manage and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause Brookfield Renewable (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes Brookfield Renewable (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where Brookfield Renewable engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of the independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, Brookfield Renewable. Our independent directors have generally approved cross trades between Brookfield Renewable and other Brookfield Accounts provided they are executed in accordance with parameters described in this 20-F. Principal trades between Brookfield Renewable and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for Brookfield Renewable (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding Brookfield Renewable (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Renewable (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to Brookfield Renewable (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the independent directors or any other consent. See “Affiliated Services and Transactions” below
•Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.
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
Conflicts of interest arising for Brookfield under this arrangement have been approved by our independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
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
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of holders of BEPC exchangeable shares. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in the these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Renewable (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in Brookfield Renewable (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of Brookfield Renewable (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of Brookfield Renewable (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Renewable) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Renewable, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Renewable, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a credit facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Renewable) to establish a subscription backed credit facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed credit facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or Brookfield Renewable, or Brookfield or Brookfield Renewable is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or Brookfield Renewable will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
Certain conflicts of interest are inherent in the foregoing transactions between Brookfield or Brookfield Renewable and Brookfield Accounts in which we invest, including in respect of the terms of the agreement between Brookfield or Brookfield Renewable, as applicable, and the Brookfield Account in which we invest regarding the sale of the warehoused investment (including as to representations, warranties, indemnities and remedies therein). In addition, where Brookfield or Brookfield Renewable acquires a warehoused investment for a Brookfield Account in which we invest, the Brookfield Account in which we invest will generally be obligated to purchase such warehoused investment from Brookfield or Brookfield Renewable regardless of any subsequent events affecting the value of such asset or deficiencies in such warehoused investment discovered after its acquisition by Brookfield or Brookfield Renewable. Although the prices at which warehoused investments are expected to be acquired by a Brookfield Account in which we invest will be determined based on the formula described above, (a) such prices may not be as favorable as those in a negotiated transaction with a third party and (b) under the circumstances, such prices may be adjusted to reflect significant events relating to any warehoused investment. Moreover, a Brookfield Account in which we invest will acquire the warehoused investments through privately negotiated transactions with Brookfield or Brookfield Renewable, in which prior due diligence may be limited and the persons controlling the Brookfield Account in which we invest may be conflicted in such transactions. As a result, there is no guarantee that the terms of such transactions will be as favorable as those that could be obtained from a third party or that the properties and interests that will comprise the warehoused investments will not carry with them undisclosed liabilities, which could have a material adverse effect on the value of Brookfield Renewable (or a Brookfield Account in which we invest).
In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or Brookfield Renewable, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or Brookfield Renewable may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in the these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances by Brookfield Renewable (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Renewable (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment services); entitlement, design and construction (including consulting with respect to and/or oversight thereof); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); other operational, back office, social, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to other services provided by Brookfield to Brookfield Renewable (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, Brookfield Renewable, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to Brookfield Renewable (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or holders of BEPC exchangeable shares or BEP’s unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Renewable (and Brookfield Accounts in which we invest), and are expected to be substantial.
The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to Brookfield Renewable (or a Brookfield Account in which we are invested). Furthermore, providing services or products to Brookfield Renewable (or a Brookfield Account in which we invest) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Renewable (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Renewable) or the advisory committees of Brookfield Accounts in which we invest. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this 20-F.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of one or more third-party agents, consultants and/or other market participants; (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of Brookfield Renewable (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and Brookfield Renewable (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by the Brookfield Account.
At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different

(including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to Brookfield Renewable (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
Where Affiliated Services are in place prior to Brookfield Renewable’s (or a Brookfield Account’s in which we are invested) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, Brookfield Renewable (or a Brookfield Account in which we invest) will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) Brookfield Renewable (or a Brookfield Account in which we invest) seeks consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
From time to time, Brookfield will terminate Affiliated Services arrangements entered into between Brookfield Renewable (or a Brookfield Account in which we invest) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of Brookfield Renewable (or a Brookfield Account in which we invest) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to Brookfield

Renewable (or a Brookfield Account in which we are invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to Brookfield Renewable (and Brookfield Accounts in which we invest) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to Brookfield Renewable (and Brookfield Accounts in which we invest) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among Brookfield Renewable (or Brookfield Accounts in which we invest) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.
In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage Brookfield Renewable to provide services to other Brookfield Accounts in which we invest, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that Brookfield Renewable would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and Brookfield Renewable and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which we invest, we believe such arrangements are in our overall best interests.
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Travel Expenses” subsections in the Conflicts of Interest and Fiduciary Duties section of this 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements); (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.

The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to Brookfield Renewable (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, Brookfield Renewable (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
In certain circumstances, in order to create efficiencies and optimize performance, Brookfield expects that one or more investments, potential investments, portfolio companies and/or assets of Brookfield Renewable (or a Brookfield Account in which we invest) will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of Brookfield Renewable (or a Brookfield Account in which we invest) and/or other Brookfield Accounts, including Brookfield. Brookfield will determine the costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) utilizing the methodologies set forth above.

Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including Brookfield Renewable (or a Brookfield Account in which we invest), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in Brookfield Renewable (or a Brookfield Account in which we invest) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction. Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in Brookfield Renewable (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
The list of operating expenses included in Brookfield Renewable’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by Brookfield Renewable (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to Brookfield Renewable (or a Brookfield Account in which we invest) (or among Brookfield Renewable (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which Brookfield Renewable invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.
•Transactions with Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. We expect that each transaction will be entered into to satisfy a particular business need.
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
In addition, Brookfield, the Managing General Partner and their personnel can be expected to receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Renewable, holders of BEPC exchangeable shares, BEP’s unitholders and/or Brookfield Accounts in which we invest and their portfolio companies. For example, airline travel or hotel stays incurred as expenses of Brookfield Renewable or a Brookfield Account in which we invest typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield, the Managing General Partner and/or such personnel (and not Brookfield Renewable, holders of BEPC exchangeable shares, BEP’s unitholders and/or Brookfield Accounts in which we invest and their portfolio companies) even though the cost of the underlying service is borne by Brookfield Renewable (or a Brookfield Account in which we invest along with its portfolio companies). Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Renewable (or a Brookfield Account in which we invest along with its portfolio companies), results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable (or a Brookfield Account in which we invest along with its portfolio companies) will not be able to benefit from certain discounts that apply to Brookfield. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), and which discounts are not available to holders of BEPC exchangeable shares and BEP’s unitholders. For a discussion regarding the resolution of the conflicts of interest noted above (and throughout this 20-F), see “Management and Resolution of Conflicts—Management And Resolution of Conflicts Generally” below.

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
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to Brookfield Renewable rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Renewable or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in, or in a vehicle controlled by Brookfield Renewable (or a Brookfield Account in which we invest) subject to reduced or waived management fees and/or carried interest, including after the termination of their engagement (or other status) with Brookfield.
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
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio investments utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or portfolio investments as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate management and resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or portfolio investments with Brookfield and/or other Brookfield Accounts and/or portfolio investments.
Brookfield, Brookfield Accounts and portfolio investments have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or portfolio investments, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or portfolio investments, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio investments, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio investments at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or portfolio investments. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or portfolio investments. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or portfolio investments give (or receive) gifts and entertainment to (or from) personnel of service providers.

Notwithstanding these relationships and/or activities with services providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio investments that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or portfolio investments (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and portfolio companies in a fair and equitable manner.
In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met by the group during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Renewable) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Renewable) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or portfolio companies to Brookfield.
•Investment Platforms. Brookfield Renewable (or a Brookfield Account in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, is expected to develop, organize and/or acquire assets that serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) will be owned and controlled by Brookfield Renewable (or a Brookfield Account in which we are invested), other Brookfield Accounts and/or third parties, and will be established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by Brookfield Renewable (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom Brookfield Renewable (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which Brookfield Renewable (or Brookfield Accounts in which we invest) does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, carried interest, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside Brookfield Renewable (or a Brookfield Account in which we invest).
Among other things, Platform Management Teams are expected to participate in and/or advise on a range of activities related to investments, potential investments and/or Investment Platforms given their strategic and/or operational expertise, including, among others, activities in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, such as project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters. These services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Renewable (or a Brookfield Account in which we are invested). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments and Investment Platforms and these services otherwise would be provided by third parties engaged to provide the services.
Brookfield Renewable (or a Brookfield Account in which we are invested) will bear its allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses will be treated as expenses for Brookfield Renewable (or a Brookfield Account in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses will be in addition to the compensation payable to Brookfield, will not be shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or our shareholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by Brookfield Renewable (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by Brookfield Renewable (or a Brookfield Account in which we are invested) and/or portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Brookfield Renewable (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or our shareholders, will not be compensated for any such transfer.
See additional detail regarding: the methodologies that Brookfield will utilize for determining Brookfield Accounts’ (including of Brookfield Renewable (and of Brookfield Accounts in which we invest) and of Brookfield) allocable shares of such costs and expenses, and additional conflicts considerations regarding transactions with Brookfield related parties, in “Allocation of Costs and Expenses” and “Affiliated Services and Transactions”.
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

In addition, Brookfield Renewable and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside Brookfield Renewable or Brookfield Accounts that we are invested in. Brookfield Renewable or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Renewable or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Renewable or the relevant Brookfield Account will be contractually obligated to satisfy its share even if Brookfield Renewable or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Renewable or a Brookfield Account may provide a guarantee in connection with a potential or existing investment, and a Brookfield Account may replace Brookfield Renewable or another Brookfield Account as the guarantor.
•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Renewable and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Renewable and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield, and other Brookfield Accounts and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Renewable and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Renewable).
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
•Determinations of Value. Valuations of the investments or of property received in exchange for any investment that are calculated by Brookfield will be done in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of Brookfield Renewable (or a Brookfield Account in which we invest). Valuations are subject to determinations, judgments, projections and opinions, and third parties or investors may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Additionally, under certain limited circumstances set forth in the governing documents, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents.

The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from Brookfield Renewable and Brookfield Accounts in which we are invested, the amount of management fees that Brookfield collects from Brookfield Renewable and Brookfield Accounts in which we are invested and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts. As a result, in certain circumstances, Brookfield would be incentivized to determine valuations that are higher than the actual fair value of the investments of Brookfield Renewable and Brookfield Accounts in which we invest. In particular, a decline in an investment’s value generally must be “permanent” before it is considered a write-down for purposes of impairing Brookfield’s ability to collect carried interest upon the receipt of proceeds from other investments. In addition, until an investment is written down to zero, the full amount of capital that was contributed to the investment would generally continue to be counted towards the management fee base, even if the investment’s valuation is close to zero. Accordingly, Brookfield is incentivized to determine that a decline in value of an investment is not necessarily “permanent”, and/or that a decline in value, even if substantial, does not result in the investment being written down to zero. However, valuations of investments will always be determined in accordance with Brookfield valuation policies (and/or the valuation methodology described in the applicable materials) and with regard to Brookfield’s fiduciary duties.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Renewable) from time to time engage in transactions with prospective and actual investors in Brookfield Renewable and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Renewable or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to Brookfield Renewable (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective portfolio companies.
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates) for insurance coverage and for placement and administration of insurance coverage for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage)
Brookfield, Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Renewable (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) (including policies covering Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where Brookfield Renewable (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by the Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Renewable (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Renewable (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
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
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental coverage to coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for Brookfield Renewable, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance carrier generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including Brookfield Renewable (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner.
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
Brookfield on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims also creates a potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and manage or resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and managing or resolving such conflicts.
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
•Internal Audit. Brookfield Corporation and certain of its listed affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, Brookfield Renewable (and Brookfield Accounts in which we invest) and portfolio companies of Brookfield Renewable (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company).
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
MANAGEMENT AND RESOLUTION OF CONFLICTS

•Management and Resolution of Conflicts Generally. In the event that any matter arises that Brookfield determines in its good faith judgment to constitute an actual conflict of interest between Brookfield Renewable (or a Brookfield Account in which we invest), on the one hand, and Brookfield, Oaktree, an Oaktree Account or any existing or future Brookfield Account, on the other hand, Brookfield may, subject to internal Brookfield policies and the governing documents, take such actions as it deems necessary or appropriate, including such actions as described elsewhere herein, taking into consideration the interests of the relevant parties, the circumstances giving rise to the conflict and applicable law. Brookfield’s internal policies and protocols may be amended from time to time by Brookfield in its discretion without notice to or the consent of the Unitholders or any other person. Any such resolutions will take into consideration the interests of the relevant parties and the circumstances giving rise to the conflict.
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this 20-F, a key element of the strategy of Brookfield Renewable (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of Brookfield Renewable (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of Brookfield Renewable (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest as set out in this 20-F, in accordance with its fiduciary duty to Brookfield Renewable (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be managed or resolved in a manner that is favorable to Brookfield Renewable (and Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures (as applicable) and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including management of Brookfield Renewable (and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee will, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to Brookfield Renewable (and Brookfield Accounts in which we invest) or the Unitholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
As noted elsewhere in this 20-F, Brookfield is not required to and generally does not expect to seek approval from the Managing General Partner’s board of directors or from other Unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this 20-F) unless required by applicable law or as otherwise set out in this 20-F or the governing documents. By acquiring Units in Brookfield Renewable (and Brookfield Accounts in which we invest), each Unitholder will be deemed to have acknowledged and agreed to Brookfield Renewable (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of Brookfield Renewable (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this 20-F) arising in the course of the life of Brookfield Renewable (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Renewable (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the Managing General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of Brookfield Renewable (and Brookfield Accounts in which we invest) develop and change over time, an investment in Brookfield Renewable (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding the Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing BEPC exchangeable shares. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Renewable (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with BEP or any of its subsidiaries. BEPC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with persons other than BEP or any of BEP’s subsidiaries, provided that, amongst other conditions, BEP complies with the requirements of MI 61-101 for each such related party transaction of BEPC as though BEP entered into such other related party transaction directly.
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
See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
Other Related Party Transactions
Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by Brookfield to be paid toward insured losses. For the year ended December 31, 2022, approximately $7.7 million of premiums were paid to Brookfield’s regulated subsidiary (2021: approximately $5.2 million).
In October 2022, Brookfield Renewable, together with institutional partners, formed a partnership with Cameco to acquire 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners and its institutional partners for approximately $4.5 billion (up to $750 million net to Brookfield Renewable). The transaction was approved by the independent directors of Brookfield Renewable and is subject to customary closing conditions, with closing expected to occur in the second half of 2023. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”.
During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million (or $288 million proportional to our company), to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries will be reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.
As at December 31, 2022, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $0.834 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”) and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at the market rates.
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
As of February 24, 2023, there were 172,229,046 BEPC exchangeable shares, 165 BEPC class B shares and 189,600,000 BEPC class C shares issued and outstanding.
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
In the event that a tendering holder of BEPC exchangeable shares has not received the number of BEP units or its cash equivalent (the form of payment to be determined by BEPC or BEP in each of their sole discretion) in satisfaction of the tendered BEPC exchangeable shares, then such tendering holder of BEPC exchangeable shares will be entitled to receive the equivalent of such cash amount or BEP units amount from Brookfield Corporation pursuant to the Rights Agreement. In this scenario, the tendered BEPC exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or BEP units amount from a collateral account of Brookfield Corporation administered by the rights agent. See Item 7.B “Related Party Transactions—Rights Agreement” for a further description of the Rights Agreement. The partnership has agreed to indemnify Brookfield Corporation for certain liabilities under applicable securities laws concerning selling securityholders, in connection with any BEP units delivered by Brookfield Corporation pursuant to the Rights Agreement.
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
BEP’s general partner board is currently set at nine (9) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of BEP’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of BEP’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
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
BEP’s sole material assets are its approximate 58% LP Interest in BRELP and preferred limited partnership interests in BRELP. BRELP owns, directly or indirectly, all of the common shares of each of (i) Euro Holdco, (ii) NA Holdco, (iii) LATAM Holdco, and (iv) Investco.
The partnership owns one of the world’s largest, publicly traded, pure-play renewable power platforms. Brookfield Renewable invests in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across the partnership’s business, Brookfield Renewable leverages its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The BEP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by BEPC since its formation or (ii) are otherwise material to BEPC:
•Rights Agreement, dated July 30, 2020, between Brookfield Corporation and Wilmington Trust, National Association, described in Item 7.B “Related Party Transactions—Rights Agreement”.
•Registration Rights Agreement, dated July 30, 2020, between BEPC, BEP and Brookfield Corporation, described in Item 7.B “Related Party Transactions—Registration Rights Agreement”.
•Brookfield Relationship Agreement, dated November 28, 2011 as amended from time to time, described in Item 7.B “Related Party Transactions—Brookfield Relationship Agreement”.
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
•Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada, in respect of the debt securities issued by Canadian Finco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indentures, each dated July 29, 2020, between BEP Subco Inc., Computershare Trust Company of Canada and other parties, in respect of BEP’s preferred units and preference shares, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Credit Agreement, effective July 30, 2020, between BEP Subco Inc., as borrower, and NA Holdco, as lender, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•Credit Agreement, effective July 30, 2020, between BEP Subco Inc., as lender, and NA Holdco, as borrower, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•Equity Commitment Agreement, dated July 30, 2020, between BEP, BEPC and NA Holdco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Equity Commitment Agreement”.
•Fourth Amended and Restated Master Services Agreement, dated June 30, 2022, as thereafter amended, by and among Brookfield Corporation, BEP, BEPC, BRELP, and others, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
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
•Second Supplemental Indenture, dated December 9, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•Guarantee Indenture dated April 14, 2022, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 18 Preferred Units).
•First Supplemental Indenture, dated November 9, 2022, by and among Canadian Finco and Computershare Trust Company of Canada.
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
If a partnership holds BEPC exchangeable shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold BEPC exchangeable shares should consult their own tax advisors.
This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Each holder of BEPC exchangeable shares should consult its own tax advisor concerning the U.S. federal, state and local income tax consequences particular to the ownership and disposition of BEPC exchangeable shares, as well as any tax consequences under the laws of any other taxing jurisdiction.
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
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. BEP units are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
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
Characterization of the BEPC Exchangeable Shares
The U.S. federal income tax consequences relating to the ownership and disposition of BEPC exchangeable shares depend, in part, on whether the BEPC exchangeable shares are, for U.S. federal income tax purposes, treated as stock of BEPC and not as interests in BEP. We intend to take the position and believe that the BEPC exchangeable shares are properly characterized as stock of BEPC for U.S. federal income tax purposes. However, the treatment of the BEPC exchangeable shares as stock of BEPC is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the BEPC exchangeable shares. If the BEPC exchangeable shares are not treated as stock of BEPC and are instead treated as BEP units, then a holder of BEPC exchangeable shares generally would be expected to be taxed in the same manner as an LP Unitholder. The remainder of this summary assumes that the BEPC exchangeable shares will be treated as stock of BEPC for U.S. federal income tax purposes.
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
Dividends received by individuals and other non-corporate U.S. Holders of BEPC exchangeable shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and BEPC is not treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on BEPC exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder should consult its own tax advisor regarding the application of the relevant rules in light of such holder’s particular circumstances.
Dividends paid by BEPC generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by BEPC with respect to BEPC exchangeable shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. Each U.S. Holder should consult its own tax advisor regarding the availability of the foreign tax credit with regard to such holder’s particular circumstances.
Sale, Redemption, Exchange, or Other Taxable Disposition of BEPC Exchangeable Shares. Subject to the discussion below under the headings Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Exercise of the BEP Call Right” and Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of the BEPC exchangeable shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the BEPC exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as BEP units) received. Any such capital gain or loss will be long-term capital gain or loss if such holder’s holding period for the BEPC exchangeable shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or BEP units by Brookfield Corporation pursuant to the Rights Agreement or (ii) whose exchange request is satisfied by the delivery of cash by BEP pursuant to the exercise of the BEP call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of BEP units pursuant to BEP’s exercise of the BEP call right, see the discussion below under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Exercise of the BEP Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or BEP units by BEPC is described in the following paragraph.
A redemption or exchange of BEPC exchangeable shares satisfied by BEPC will be treated as a sale or exchange as described above if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in BEPC (within the meaning of Section 302(b)(3) of the Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In determining whether any of these tests has been met with respect to the redemption or exchange of the BEPC exchangeable shares, each U.S. Holder may be required to take into account not only the BEPC exchangeable shares and other equity interests in BEPC actually owned by such holder, but also other equity interests in BEPC that are constructively owned by such holder within the meaning of Section 318 of the Code. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in BEPC and exercises no control over BEPC’s corporate affairs, such holder may be entitled to sale or exchange treatment on a redemption or exchange of the BEPC exchangeable shares if such holder experiences a reduction in its equity interest in BEPC (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If a U.S. Holder meets none of the alternative tests of Section 302(b) of the Code, the redemption or exchange will be treated as a distribution subject to the rules described above under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Taxation of Distributions”. The amount of the distribution will be equal to the amount of cash, if any, and the fair market value of property received (such as BEP units). Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder of BEPC exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult its own tax advisor regarding the tax treatment of a redemption or exchange, including the calculation of such holder’s tax basis in any remaining BEPC exchangeable shares in the event of a redemption or exchange that is treated as a distribution.
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
Section 721(b) of the Code provides that Section 721(a) of the Code will not apply to gain realized on a transfer of property to a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated. Under Section 351 of the Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. The Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.
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
If Section 721(a) of the Code applies to a U.S. Holder’s exchange of BEPC exchangeable shares for BEP units pursuant to the exercise of the BEP call right by BEP and none of the special provisions of the Code described in the two preceding paragraphs applies, then such U.S. Holder generally should not recognize gain or loss with respect to BEPC exchangeable shares treated as contributed to BEP in exchange for BEP units, except as described below under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Passive Foreign Investment Company Considerations”. The aggregate tax basis of the BEP units received by such U.S. Holder pursuant to the BEP call right would be the same as the aggregate tax basis of the BEPC exchangeable shares (or single undivided portion thereof) exchanged therefor, increased by such holder’s share of BEP’s liabilities, if any. The holding period of the BEP units received in exchange for BEPC exchangeable shares would include the holding period of the BEPC exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of BEPC exchangeable shares at different times or different prices should consult its own tax advisor regarding the manner in which gain or loss should be determined in such holder’s particular circumstances and such holder’s holding period in BEP units received in exchange for BEPC exchangeable shares.
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of BEP units received in exchange for BEPC exchangeable shares, see the discussion in Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations” in BEP’s Annual Report. The U.S. federal income tax consequences of exchanging BEPC exchangeable shares for BEP units are complex, and each U.S. Holder is urged to consult its own independent tax advisor regarding such consequences in light of such holder’s particular circumstances.
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
Based on its current and expected income, assets, and activities, BEPC does not expect to be classified as a PFIC for the current taxable year, nor does it expect to become a PFIC for the foreseeable future. However, the determination of whether BEPC is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of BEPC’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that BEPC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status.
Subject to certain elections described below, if BEPC were a PFIC for any taxable year during which a U.S. Holder held BEPC exchangeable shares, gain recognized by such U.S. Holder upon the sale or other taxable disposition of the BEPC exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the BEPC exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before BEPC became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its BEPC exchangeable shares were to exceed 125% of the average of the annual distributions on the BEPC exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of BEPC exchangeable shares.
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat such holder’s interest in BEPC as a “qualified electing fund” (a “QEF election”) for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of BEPC, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement from BEPC and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. To the extent reasonably practicable, BEPC intends to make available information related to the PFIC status of BEPC and any other subsidiary of BEPC that BEPC is able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.
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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to such holder’s ownership and disposition of BEPC exchangeable shares.
Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their dividend income and net gains from the disposition of BEPC exchangeable shares. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of this tax to its income and gains in respect of BEPC exchangeable shares.
Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information relating to an interest in the BEPC exchangeable shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting obligations, if any, with respect to such holder’s ownership and disposition of BEPC exchangeable shares.
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
Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract or a complex contract. BEPC intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the Code before January 1, 2025, and no portion of a distribution made on BEPC exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on BEPC exchangeable shares on or after January 1, 2025, Section 871(m) of the Code will apply if the contractual arrangements relating to the BEPC exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S.

federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2025.
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
Notwithstanding the foregoing, BEPC’s position that the contractual arrangements relating to the BEPC exchangeable shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the BEPC exchangeable shares is uncertain. Accordingly, the IRS could challenge BEPC’s position and assert that the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the Code or an applicable income tax treaty), to that portion, if any, of a distribution on BEPC exchangeable shares that is treated as referencing a U.S.-source dividend paid to BEP or BRELP. Each Non-U.S. Holder should consult its own tax advisor regarding the implications of Section 871(m) of the Code and FATCA for the ownership of BEPC exchangeable shares with respect to such holder’s particular circumstances.
Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in BEPC in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult its own tax advisor regarding the application of these special rules.
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO BEP, BEPC, AND HOLDERS OF BEPC EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF BEPC EXCHANGEABLE SHARES, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF BEPC EXCHANGEABLE SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF BEPC EXCHANGEABLE SHARES.
Certain Material Canadian Federal Income Tax Considerations
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the BEPC exchangeable shares acquired by a holder who as beneficial owner, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BEPC and (ii) holds the BEPC exchangeable shares as capital property (a “holder”). Generally, the BEPC exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and our company’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “proposed amendments”) and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
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
This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds BEP units or acquires BEPC exchangeable shares as a “tax shelter investment”, (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iii) that reports its “Canadian tax results” in a currency other than Canadian currency, (iv) that has entered or will enter into a “derivative forward agreement” in respect of the BEP units or the BEPC exchangeable shares, (each as defined in the Tax Act), or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of BEPC exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act. Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BEPC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed to acquire BEPC exchangeable shares.
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
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or is deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any BEPC exchangeable shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose BEPC exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.
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
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the BEPC exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the resident holder’s income and will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.
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
Resident holders should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of BEPC exchangeable shares held by such resident holders.
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

The amount of any dividend that BEPC elects to pay from its “capital gains dividend account” as defined in the Tax Act (a “capital gains dividend”), received by a resident holder of the BEPC exchangeable shares from BEPC will be considered to be a capital gain of such holder from the disposition of capital property in the taxation year of the resident holder in which the capital gains dividend is received.
Having regard to the dividend policy of BEPC, a resident holder acquiring BEPC exchangeable shares may become taxable on income or capital gains accrued or realized before such resident holder acquired such BEPC exchangeable shares.
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
For a description of the Canadian federal income tax considerations of holding and disposing of BEP units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” in BEP’s Annual Report.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the proposed amendments. Resident holders are advised to consult their own tax advisors in this regard.
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
Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such BEPC exchangeable shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the BEPC exchangeable shares will generally not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BEPC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BEPC. Generally, such a holder, annuitant or subscriber, as the case may be, will not have a significant interest in BEPC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BEPC or of any corporation that is related to BEPC (for purposes of the Tax Act). Holders, annuitants or subscribers should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of BEPC exchangeable shares held by such holders, annuitants or subscribers.
Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be such a “prohibited investment”, including with respect to whether the BEPC exchangeable shares would be “excluded property” for the purposes of such rules in their particular circumstances.
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
The same Canadian withholding tax consequences apply to a capital gains dividend to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BEPC, unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BEPC’s “TCP gains balance” is the amount of BEPC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act), minus an amount of certain dividends paid previously relating to such net capital gains. BEPC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.
Redemptions, Exchanges and Other Dispositions of the BEPC Exchangeable Shares
A non-resident holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of BEPC exchangeable shares unless the BEPC exchangeable shares are “taxable Canadian property” of the non-

resident holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the non-resident holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident.
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
For a description of the Canadian federal income tax considerations of holding and disposing of BEP units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” in BEP’s Annual Report.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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

Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the year ended December 31, 2022. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEPC’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2022(23)	2021
Audit Fees (1)	$11,012	$11,338
Audit-related fees (2)	140	474
Tax fees (3)	—	—
	$11,152	$11,812
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
(2)Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions, Sarbanes-Oxley readiness activities, Form 20-F and other securities related matters. Audit-related fees also include ESG and other services.
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
ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEPC Repurchases
BEPC may from time-to-time, subject to applicable law, purchase BEPC exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2022, the TSX accepted a notice of BEPC’s intention to commence a normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,610,905 of its issued and outstanding BEPC exchangeable shares for a one-year period. The price to be paid for our BEPC exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of BEPC exchangeable shares to be purchased and the timing of such purchases will be determined by BEPC, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2022, BEPC made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.
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
ITEM 16I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.    EXHIBITS

Number	Number
1.1	Notice of Articles and Articles of Brookfield Renewable Corporation.(5)
2.1	Description of Securities.(17)
4.1	Fourth Amended and Restated Master Services Agreement, dated June 30, 2022, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others(15)
4.2
Brookfield Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(6)

4.3
First Amendment to Brookfield Relationship Agreement, dated February 26, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(6)

4.4
Second Amendment to Brookfield Relationship Agreement, dated July 30, 2020, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(6)

4.5
Third Amendment to Brookfield Relationship Agreement, dated February 3, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(7)

4.6
Fourth Amendment to Brookfield Relationship Agreement, dated November 4, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(12)

4.7
Fifth Amendment to the Relationship Agreement, dated June 30, 2022, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(15)

4.8	Rights Agreement, dated July 30, 2020, by and between Brookfield Corporation and Wilmington Trust, National Association.(6)
4.9	Registration Rights Agreement, dated July 30, 2020, by and between Brookfield Renewable Corporation, Brookfield Renewable Partners L.P. and Brookfield Corporation(6)
4.10	Subordinate Credit Agreement, effective July 30, 2020, between Brookfield BRP Holdings (Canada) Inc. as borrower and BEP Subco Inc. as lender.(6)
4.11	Subordinate Credit Agreement, effective July 30, 2020, by and between BEP Subco Inc. as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(6)
4.12	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(6)
4.13	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(6)
4.14	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(6)
4.15	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(6)
4.16	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)

4.17
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.18
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.19
Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).(1)

4.20
Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.21
Guarantee Indenture, dated January 29, 2013, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.22
Guarantee Indenture, dated May 1, 2013, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.23
Guarantee Indenture, dated November 25, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 7 Preferred Units).(2)

4.24
Guarantee Indenture, dated November 25, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 8 Preferred Units).(2)

4.25
Guarantee Indenture, dated January 16, 2018, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 13 Preferred Units).(3)

4.26
Guarantee Indenture, dated January 16, 2018, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 14 Preferred Units).(3)

4.27
Guarantee Indenture, dated March 11, 2019, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 15 Preferred Units).(4)

4.28
Guarantee Indenture, dated March 11, 2019, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 16 Preferred Units).(4)

4.29
Guarantee Indenture, dated April 14, 2022, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 18 Preferred Units).(14)

4.30
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(9)

4.31
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(9)

4.32
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(13)

4.33	Indenture, dated August 11, 2021. between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(10)
4.34
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(11)

4.35	First Supplemental Indenture, dated November 9, 2022, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(16)
8.1	List of subsidiaries of Brookfield Renewable Corporation (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics(15)
12.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(17)
12.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(17)
13.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(17)
13.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(17)
15.1	Board of Directors Charter of Brookfield Renewable Corporation.(17)
15.2	Audit Committee Charter of Brookfield Renewable Corporation.(17)
15.3	Consent of Ernst & Young LLP.(17)
101
The following materials from Brookfield Renewable Corporation’s annual report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Corporation and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Corporation, tagged as blocks of text and in detail

(1)    Filed as an exhibit to BEP’s Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
(2)    Filed as an exhibit to BEP’s Form 6-K on November 27, 2015, and incorporated herein by reference.
(3)     Filed as an exhibit to BEP’s Form 6-K on January 17, 2018, and incorporated herein by reference.
(4)    Filed as an exhibit to BEP’s Form 6-K on March 11, 2019, and incorporated herein by reference.
(5)    Filed as an exhibit to BEP’s Form 6-K on July 29, 2020, and incorporated herein by reference.
(6)    Filed as an exhibit to BEPC’s Form 6-K on August 3, 2020, and incorporated herein by reference.
(7)    Filed as an exhibit to BEPC’s Form 6-K on February 8, 2021, and incorporated herein by reference.
(8)    Filed as an exhibit to BEPC’s Form 20-F as filed on February 26, 2021, and incorporated herein by reference.
(9)    Filed as an exhibit to BEPC’s Form 6-K filed on April 15, 2021, and incorporated herein by reference.
(10)    Filed as an exhibit to BEP’s Form 6-K on August 12, 2021, and incorporated herein by reference.
(11)    Filed as an exhibit to BEPC’s Form 6-K on August 12, 2021, and incorporated herein by reference.
(12)    Filed as an exhibit to BEPC’s Form 6-K on November 5, 2021, and incorporated herein by reference.
(13)    Filed as an exhibit to BEPC’s Form 6-K on December 9, 2021, and incorporated herein by reference.
(14)     Filed as an exhibit to BEP’s Form 6-K on April 14, 2022, and incorporated herein by reference.
(15)    Filed as an exhibit to BEPC’s Form 6-K on August 5, 2022, and incorporated herein by reference.
(16)    Filed as an exhibit to BEP’s Form 6-K on November 14, 2022, and incorporated herein by reference.
(17)    Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2023	BROOKFIELD RENEWABLE CORPORATION

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of Brookfield Renewable Corporation

BROOKFIELD RENEWABLE CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2022 and 2021 and for the Years Ended December 31, 2022, 2021 and 2020	F - 2

F - 1

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
Ernst & Young LLP, the Independent Registered Public Accounting Firm appointed by the directors of the general partner of the company, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
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
February 28, 2023

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Renewable Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Corporation (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023 expressed an unqualified opinion thereon.
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
Critical Audit Matter
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

F - 3

Revaluation of power generating assets
Description of the Matter
The Company measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2022, property, plant and equipment on the consolidated statement of financial position totaled $37,828 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income (loss) totaled a gain of $2,588 million and a gain in the consolidated statement of income (loss) of $5 million for 2022. As discussed in Notes 1(g), 1(r)(i) and 1(s)(iii) and 12 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

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

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Company’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates, which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and corroboration with third party engineering reports. We also tested the computational accuracy of the fair value model.

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of the power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Company’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

F - 4

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2020.

Toronto, Canada
February 28, 2023

F - 5

INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Renewable Corporation. (“our company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).
Management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2022, our company’s internal control over financial reporting is effective.
Our company’s internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited our company’s consolidated financial statements for the year ended December 31, 2022. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of our company’s internal control over financial reporting as of December 31, 2022.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2023

F - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2022 consolidated financial statements of the Company and our report dated February 28, 2023 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 28, 2023

F - 7

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	20	$642	$525
Restricted cash	21	44	59
Trade receivables and other current assets	22	1,321	1,146
Financial instrument assets	6	106	58
Due from related parties	28	615	548
Assets held for sale	5	698	—
		3,426	2,336
Financial instrument assets	6	481	58
Equity-accounted investments	19	451	455
Property, plant and equipment, at fair value	12	37,828	37,915
Intangible assets	13	208	218
Goodwill	17	723	849
Deferred income tax assets	11	70	86
Other long-term assets	23	101	69
Total Assets		$43,288	$41,986
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$621	$452
Financial instrument liabilities	6	270	247
Due to related parties	28	464	649
Non-recourse borrowings	14	1,299	1,452
Provisions	27	16	12
Liabilities directly associated with assets held for sale		217	—
BEPC exchangeable and class B shares	16	4,364	6,163
		7,251	8,975
Financial instrument liabilities	6	578	523
Non-recourse borrowings	14	12,416	12,060
Deferred income tax liabilities	11	5,263	5,020
Provisions	25, 27	341	547
Other long-term liabilities	26	615	636
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	10,680	10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	15	271	261
The partnership		5,873	3,667
Total Equity		$16,824	$14,225
Total Liabilities and Equity		$43,288	$41,986
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Corporation.:

Patricia Zuccotti Director	David Mann Director

F - 8

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2022	2021	2020
Revenues	28	$3,778	$3,367	$3,087
Other income		93	60	99
Direct operating costs(1)	8	(1,174)	(1,185)	(1,061)
Management service costs	28	(169)	(175)	(152)
Interest expense	14	(1,032)	(900)	(816)
Share of earnings (loss) from equity-accounted investments	19	6	2	(4)
Foreign exchange and financial instruments (loss) gain	6	(69)	(27)	74
Depreciation	12	(1,179)	(1,115)	(1,065)
Other	4, 9	(86)	(277)	(493)
Remeasurement of BEPC exchangeable and class B shares	16	1,800	1,267	(2,561)
Income tax (expense) recovery
Current	11	(133)	(31)	(61)
Deferred	11	15	(56)	134
		(118)	(87)	73
Net income (loss)		$1,850	$930	$(2,819)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$336	$(23)	$(92)
Participating non-controlling interests – in a holding subsidiary held by the partnership	15	11	7	11
The partnership		1,503	946	(2,738)
		$1,850	$930	$(2,819)
The accompanying notes are an integral part of these consolidated financial statements.
(1)Direct operating costs exclude depreciation expense disclosed below.

F - 9

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2022	2021	2020
Net income (loss)		$1,850	$930	$(2,819)
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	12	2,588	3,949	3,674
Actuarial gain (loss) on defined benefit plans		15	10	(1)
Deferred income taxes on above items	11	(649)	(1,047)	(828)
Unrealized gain on investments in equity securities		1	—	—
Equity-accounted investments	19	(59)	87	26
Total items that will not be reclassified to net income		1,896	2,999	2,871
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation	10	(558)	(829)	(690)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	6	105	(56)	(22)
Unrealized gain on foreign exchange swaps – net investment hedge	6	4	84	6
Reclassification adjustments for amounts recognized in net income	6	148	(16)	(44)
Deferred income taxes on above items	11	(70)	3	10
Equity-accounted investments	19	1	—	(2)
Total items that may be reclassified subsequently to net income		(370)	(814)	(742)
Other comprehensive income		1,526	2,185	2,129
Comprehensive income (loss)		$3,376	$3,115	$(690)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$1,118	$578	$1,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	15	27	23	(11)
The partnership		2,231	2,514	(1,969)
		$3,376	$3,115	$(690)
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)				Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Net income	1,503	—	—	—	1,503	11	336	1,850
Other comprehensive income (loss)	—	(37)	676	89	728	16	782	1,526
Capital contributions (Note 15)	—	—	—	—	—	—	569	569
Disposal (Note 4)	27	—	(27)	—	—	(2)	(54)	(56)
Dividends declared	(78)	—	—	—	(78)	(18)	(1,268)	(1,364)
Other	196	23	(159)	(7)	53	3	18	74
Change in year	1,648	(14)	490	82	2,206	10	383	2,599
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	1,177	$258	$10,290	$11,725
Net income	946	—	—	—	946	7	(23)	930
Other comprehensive income (loss)	—	(216)	1,812	(28)	1,568	16	601	2,185
Capital contributions	—	—	—	—	—	—	65	65
Disposal	60	—	(60)	—	—	—	(181)	(181)
Dividends declared	—	—	—	—	—	(20)	(655)	(675)
Other	(14)	(2)	(8)	—	(24)	—	200	$176
Change in year	992	(218)	1,744	(28)	2,490	3	7	2,500
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Net income	(2,738)	—	—	—	(2,738)	11	(92)	(2,819)
Other comprehensive income (loss)	—	(410)	1,185	(6)	769	(22)	1,382	2,129
Capital contributions	102	—	—	—	102	—	336	438
Return of Capital	—	—	—	—	—	—	(82)	(82)
Dividends declared	(276)	—	—	—	(276)	—	(513)	(789)
Special distribution/TerraForm Power acquisition	(4,371)	20	392	(21)	$(3,980)	—	(1,026)	(5,006)
Other	5	(4)	(49)	—	$(48)	1	27	(20)
Change in year	(7,278)	(394)	1,528	(27)	(6,171)	(10)	32	(6,149)
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2022	2021	2020
Operating activities
Net income (loss)		$1,850	$930	$(2,819)
Adjustments for the following non-cash items:
Depreciation	12	1,179	1,115	1,065
Unrealized financial instrument (gain) loss	6	191	102	(78)
Share of loss (earnings) from equity-accounted investments	19	(6)	(2)	4
Deferred income tax (recovery) expense	11	(15)	56	(134)
Other non-cash items		2	109	409
Remeasurement of BEPC exchangeable and class B shares	16	(1,800)	(1,267)	2,561
Dividends received from equity-accounted investments	19	4	3	3
		1,405	1,046	1,011
Changes in due to or from related parties		(18)	(24)	(9)
Net change in working capital balances	29	(103)	(627)	(10)
		1,284	395	992
Financing activities
Proceeds from non-recourse borrowings	14	3,460	4,133	2,927
Repayment of non-recourse borrowings	14	(2,571)	(2,641)	(2,914)
Capital contributions from non-controlling interests	15	369	65	329
Capital contributions from the partnership		—	—	102
Capital repaid to non-controlling interests		(54)	(181)	(82)
Exchangeable share issuance costs		—	—	(44)
Distributions paid:
To participating non-controlling interests	15	(1,286)	(675)	(513)
To the partnership	16	(78)	—	(235)
Related party borrowings, net		(242)	(23)	(45)
		(402)	678	(475)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(48)	(12)	(105)
Investment in property, plant and equipment	12	(847)	(1,354)	(373)
Proceeds from disposal of assets		92	376	17
Restricted cash and other		65	(37)	24
		(738)	(1,027)	(437)
Foreign exchange gain (loss) on cash		(19)	(33)	12
Cash and cash equivalents
Increase		125	13	92
Net change in cash classified within assets held for sale		(8)	—	—
Balance, beginning of year		525	512	420
Balance, end of year		$642	$525	$512
Supplemental cash flow information:
Interest paid		$960	$827	$737
Interest received		$32	$20	$19
Income taxes paid		$90	$49	$49
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

F - 13

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2022, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of the company on February 28, 2023.
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
The company has entered into voting agreements with Brookfield, whereby the company gained control of the entities that own certain renewable power generating operations. The company has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide the company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide the company with control. Accordingly, the company consolidates the accounts of these entities. Refer to Note 28 – Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. the company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions for the company’s policy on accounting for transactions under common control.
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

F - 14

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for the company’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to the company’s proportionate interest in the investee.
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
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit and construction agreements.
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
The company generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, the company initially measures the assets at fair value consistent with the policy described in Note 1(o) – Business combinations, with no revaluations at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2022 is 35 years (2021: 31 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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
(i) Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units (“CGU”) to which it relates. the Company identifies CGU as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of

F - 17

disposal or the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(j) Asset impairment
At each statement of financial position date, the company assesses whether for non-financial assets there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or CGU is less than its carrying value.
For non-financial assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs of disposal, and the discounted future cash flows generated from use and eventual disposal of an asset or CGU, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(k) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(l) Financial instruments
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

F - 18

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

F - 19

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
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with floating rate debts (cash flow hedges).
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

F - 20

•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the company actually hedges and the quantity of the hedging instrument that the company actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.
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
(m) Revenue and expense recognition
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
Details of the revenue recognized per technology are included in Note 7 – Segmented information.
Where available, the company has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to

F - 21

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
The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2022, revenues recognized at a point in time corresponding to the sale of renewable credits were $259 million (2021: $181 million and 2020: $157 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company's generation activities related to commodity prices. From time to time, our company also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which our company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in operating revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2022 decreased revenues by $146 million (2021: decreased revenues by $30 million and 2020: increased revenues by $53 million).
(n) Income taxes
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
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of

F - 22

the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
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
(p) Assets held for sale
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

F - 23

(q) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
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

F - 24

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
(r) Critical estimates
The company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of the company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
The company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments for more details.
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
(s) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:

F - 25

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
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia and 2026 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

F - 26

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
(iv) Financial instruments
The accounting policy relating to the company’s financial instruments is described in Note 1(l) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate.
(v) Deferred income taxes
The accounting policy relating to the company’s income taxes is described in Note 1(n) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
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
(t) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. The company has completed an assessment and implemented its transition plan that addresses the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on the company’s financial reporting

F - 27

IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. The company has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect of the IFRIC IC agenda decision resulted in an increase to Cash and cash equivalents and a corresponding decrease to Restricted cash of $207 million (2021: $115 million), on the consolidated statements of financial position. The impact on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $207 million (2021: $115 million and 2020: $157 million) and an increase to cash used in investing activities in the prior year (2021: $43 million and 2020: $41 million).
(s) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of the company which significantly affect its financial position and results of operations as at December 31, 2022:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100.00
(1)Voting control held, in whole or in part, through voting agreements with Brookfield.

F - 28

3. ACQUISITIONS
Completed in 2022
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
California Resources Corporation
On August 3, 2022, the company, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. The company, together with its institutional partners, has committed to invest up to $500 million to fund the development of identified carbon capture and storage projects in California. This includes an initial investment of approximately $137 million, of which $48 million was deployed during the year, which includes a put option that offers strong downside protection at a pre-determined rate of return. The company holds an approximate 10% economic interest.
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

F - 29

4. DISPOSAL OF ASSETS
In June 2022, the company, together with its institutional partners, completed the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil ("Brazil Hydroelectric Portfolio") for proceeds of R$461 million (approximately $90 million and $23 million net to the company). The company holds an approximately 23% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. As a result of the disposition, the company's post-tax portion of the accumulated revaluation surplus of $27 million was reclassified from accumulated other comprehensive income directly to equity and noted as a Disposal item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the Brazil Hydroelectric Portfolio is shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$90
Carrying value of net assets held for sale
Assets	90
Liabilities	—
90
Loss on disposal, net of transaction costs	$—

F - 30

5. ASSETS HELD FOR SALE
As at December 31, 2022, assets held for sale within the company’s operating segments include a 378 MW operating hydroelectric portfolio in the U.S. following out institutional partners’ agreement to sell their 50% interest. The company will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, the company will no longer consolidate this investment and will recognize its interest as an equity-accounted investment.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2022
Assets
Cash and cash equivalents	$8
Trade receivables and other current assets	2
Financial instrument assets	3
Property, plant and equipment, at fair value	685
Other long-term assets	—
Assets held for sale	$698
Liabilities
Current liabilities	$7
Non-recourse borrowings	171
Financial instrument liabilities	37
Other long-term liabilities	2
Liabilities directly associated with assets held for sale	$217
The company continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income (loss), consolidated statements of comprehensive income (loss), and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.

6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
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

F - 31

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
5% increase	$(30)	$(34)	$(9)	$(34)	$(20)	$(11)
5% decrease	30	34	9	34	20	11
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
5% increase	$18	$21	$56	$44	$29	$26
5% decrease	(18)	(21)	(54)	(44)	(29)	(26)
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
The company will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact the company’s cash flows, primarily with respect to the interest payable against the company’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $5,979 million (2021: $5,165 million). Of this principal value, $2,561 million (2021: $3,493

F - 32

million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
1% increase	$(10)	$11	$2	$90	$111	$119
1% decrease	10	(11)	(3)	(95)	(121)	(126)
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
The company minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, the company’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 22 – Trade receivables and other current assets, for additional details regarding the company’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2022	2021
Trade receivables and other short-term receivables	$647	$609
Financial instrument assets(1)	292	116
Due from related parties(1)	624	558
Long-term receivables	$38	$30
	$1,601	$1,313
(1)Includes both the current and long-term amounts.
(c)Liquidity risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by the company’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Borrowings. The company also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
The company is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the staggered maturity dates over an extended period of time.

F - 33

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

AS AT DECEMBER 31, 2022 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$621	$—	$—	$621
Financial instrument liabilities(1)(2)	270	403	175	848
Due to related parties(1)	464	—	—	464
Other long-term liabilities – concession payments	1	6	20	27
Lease liabilities(1)	26	60	278	364
Non-recourse borrowings(1)	1,299	4,122	8,359	13,780
Interest payable on borrowings(3)	813	2,711	2,361	5,885
Total	$3,494	$7,302	$11,193	$21,989

AS AT DECEMBER 31, 2021 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$452	$—	$—	$452
Financial instrument liabilities(1)(2)	247	355	168	770
Due to related parties(1)	649	—	—	649
Other long-term liabilities – concession payments	1	6	13	20
Lease liabilities(1)	25	94	252	371
Non-recourse borrowings(1)	1,452	4,395	7,699	13,546
Interest payable on borrowings(3)	587	1,888	1,774	4,249
Total	$3,413	$6,738	$9,906	$20,057
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

F - 34

The following table presents the company’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2022	2021
Assets measured at fair value:
Cash and cash equivalents	$642	$—	$—	$642	$525
Restricted cash(1)	68	—	—	68	81
Financial instrument assets(1)
Energy derivative contracts	—	33	1	34	45
Interest rate swaps	—	261	—	261	40
Foreign exchange swaps	—	—	—	—	31
Investments in equity securities	—	—	292	292	—
Property, plant and equipment	—	—	37,828	37,828	37,915
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(231)	(189)	(420)	(206)
Interest rate swaps	—	(14)	—	(14)	(103)
Foreign exchange swaps	—	(61)	—	(61)	(6)
Tax equity	—	—	(353)	(353)	(455)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(4,364)	—	—	(4,364)	(6,163)
Non-recourse borrowings(1)	(1,739)	(11,108)	—	(12,847)	(14,397)
Total	$(5,393)	$(11,120)	$37,579	$21,066	$17,307
(1)Includes both the current amount and long-term amount.
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 16 – BEPC exchangeable shares, BEPC class B shares and BEPC class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.
There were no transfers between levels during the year ended December 31, 2022.

F - 35

Financial instruments disclosures
The aggregate amount of the company’s net financial instrument positions as at December 31 are as follows:

	Financial Instruments Assets						Financial Instruments Liabilities
			Instruments not designated as hedges						Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges		Fair value through profit & loss		Fair value through OCI	Total	Instruments designated as hedges		Fair value through profit & loss		Fair value through OCI	Total	Net Assets (Liabilities)
IFRS 9 PPAs	$10		$3		$—	$13	$(35)		$(7)		$—	$(42)	$(29)
Energy derivative contracts	3		29		—	32	(61)		(103)		—	(164)	(132)
Interest rate swaps	22		18		—	40	(103)		—		—	(103)	(63)
Foreign exchange swaps	31		—		—	31	(4)		(2)		—	(6)	25
Investments in debt and equity securities	—		—		—	—	—		—		—	—	—
Tax equity	—		—		—	—	—		(455)		—	(455)	(455)
Balance, as at December 31, 2021	$66	$—	$50	$—	$—	$116	$(203)	$—	$(567)	$—	$—	$(770)	$(654)
Less: current portion						(58)						247	189
Long-term portion						$58						$(523)	$(465)

IFRS 9 PPAs	$—		$—		$—	$—	$(94)		$(94)		$—	$(188)	$(188)
Energy derivative contracts	12		22		—	34	(37)		(195)		—	(232)	(198)
Interest rate swaps	222		39		—	261	(14)		—		—	(14)	247
Foreign exchange swaps	—		—		—	—	(52)		(9)		—	(61)	(61)
Investments in debt and equity securities	—		—		292	292	—		—		—	—	292
Tax equity	—		—		—	—	—		(353)		—	(353)	(353)
Balance, as at December 31, 2022	$234		$61		$292	$587	$(197)		$(651)		$—	$(848)	$(261)
Less: current portion						(106)						270	164
Long-term portion						$481						$(578)	$(97)

F - 36

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec. 31, 2021 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec. 31, 2022 asset (liability)
IFRS 9 PPAs(3)	$(29)	$(75)	$(13)	$(111)	$22	$18	$—	$(188)
Energy derivative contracts	(132)	(117)	2	(132)	142	39	—	(198)
Interest rate swaps	(63)	260	(1)	38	5	14	(6)	247
Foreign exchange swaps	25	(78)	—	87	—	(95)	—	(61)
Investments in debt and equity securities	—	—	—	—	—	292	—	292
Tax equity	(455)	—	—	83	—	19	—	(353)
	$(654)	$(10)	$(12)	$(35)	$169	$287	$(6)	$(261)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(MILLIONS)	Balance as at Dec. 31, 2020 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec. 31, 2021 asset (liability)
IFRS 9 PPAs(3)	$68	$(151)	$(5)	$(125)	$90	$94	$—	$(29)
Energy derivative contracts	9	(131)	—	(40)	35	(5)	—	(132)
Interest rate swaps	(244)	2	(3)	49	74	66	(7)	(63)
Foreign exchange swaps	(19)	30	—	110	—	(96)	—	25
Investments in debt and equity securities	—	—	—	—	—	—	—	—
Tax equity	(402)	—	—	(21)	—	(32)	—	(455)
	$(588)	$(250)	$(8)	$(27)	$199	$27	$(7)	$(654)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

F - 37

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
(b)Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
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
Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements appointing the partnership as their agent in entering into certain derivative transactions with external counterparties. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred in connection with these derivative transactions. Substantially all of the company’s energy contract derivatives are entered into pursuant to these agreements. Upon the closing of the Energy Marketing Internalization on April 1, 2021, all power agency agreements were transferred by the partnership to the company. Refer to Note 28 - Related party transactions for more details.
For the year ended December 31, 2022, loss of $146 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2021: $32 million loss and 2020: $53 million gains).
Based on market prices as of December 31, 2022, unrealized losses of $37 million (2021: $72 million loss and 2020: $13 million gains) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	(118)	(83)
Notional amount – GWh	13,674	10,022
Weighted average hedged rate for the year ($/MWh)	58	35
Maturity dates	2023-2033	2022 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(90)	(124)
Change in value of hedged item used to determine hedge effectiveness	64	117
There is $18 million of hedge ineffectiveness losses recognized in foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2022 (2021: $7 million gains and 2020: $2 million gains).

F - 38

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2022, agreements with a total notional exposure of $2,569 million were outstanding (2021: $2,815 million) including $325 million (2021: $559 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.6% (2021: 1.3%).
For the year ended December 31, 2022, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $2 million losses (2021: $11 million losses and 2020: $5 million losses).
Based on market prices as of December 31, 2022, unrealized losses of $41 million (2021: $32 million and 2020: $30 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	208	(81)
Notional amount – $	640	391
Notional amount – COP(1)	157	141
Notional amount – C$(1)	132	152
Notional amount – €(1)	1,315	1,572
Maturity dates	2023-2048	2022 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	259	81
Change in value of hedged item used to determine hedge effectiveness	(260)	(84)
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2022 foreign currency spot rate
The hedge ineffectiveness gains recognized within foreign exchange and financial instrument gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2022 was $1 million (2021: $(3) million and 2020: $2 million).
(d)Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

F - 39

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
At December 31, 2022, agreements with a total notional exposure of $2,536 million were outstanding (2021: $1,679 million) including $1,641 million (2021: $431 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2021: nil and 2020: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	(51)	27
Notional amount for hedges of the Colombian Peso(1)	302	676
Notional amount for hedges of the Euro(1)	514	497
Notional amount for hedges of the Brazilian real(1)	79	75
Maturity date	2023 - 2024	2022 - 2023
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	5,038	3,925
€/$ foreign exchange forward contracts	1.00	0.87
BRL/$ foreign exchange forward contracts	5.69	5.73
(1)Notional amounts expressed in millions of U.S. dollars

F - 40

7. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of the company. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
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

F - 41

basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

F - 42

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2022:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,095	$176	$167	$146	$—	$1,584	$(55)	$2,249	$3,778
Other income	44	10	37	8	—	99	1	(7)	93
Direct operating costs	(426)	(54)	(39)	(70)	(5)	(594)	30	(610)	(1,174)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	24	—	24
	713	132	165	84	(5)	1,089	—	1,632
Management service costs	—	—	—	—	(163)	(163)	—	(6)	(169)
Interest expense(1)	(175)	(29)	(50)	(20)	(3)	(277)	4	(539)	(812)
Current income taxes	(34)	(2)	(1)	—	—	(37)	—	(96)	(133)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(991)	(991)
Funds From Operations	504	101	114	64	(171)	612	—	—
Depreciation						(515)	12	(676)	(1,179)
Foreign exchange and financial instrument gain (loss)						(166)	—	97	(69)
Deferred income tax recovery (expense)						79	—	(64)	15
Other						(85)	2	(3)	(86)
Dividends on BEPC exchangeable shares(1)						(221)	—	1	(220)
Remeasurement of BEPC exchangeable and BEPC class B shares						1,799	—	1	1,800
Share of loss from equity-accounted investments						—	(14)	—	(14)
Net income attributable to non-controlling interests						—	—	644	644
Net income attributable to the partnership						$1,503	$—	$—	$1,503
(1)Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $347 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $1,032 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

F - 43

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$992	$199	$166	$126	$—	$1,483	$(40)	$1,924	$3,367
Other income	55	26	15	2	3	101	(1)	(40)	60
Direct operating costs	(424)	(59)	(42)	(50)	(3)	(578)	19	(626)	(1,185)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	22	—	22
	623	166	139	78	—	1,006	—	1,258
Management service costs	—	—	—	—	(175)	(175)	—	—	(175)
Interest expense(1)	(140)	(35)	(53)	(20)	(16)	(264)	6	(433)	(691)
Current income taxes	(11)	(2)	(1)	1	—	(13)	—	(18)	(31)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(6)	—	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(807)	(807)
Funds From Operations	472	129	85	59	(191)	554	—	—
Depreciation						(474)	12	(653)	(1,115)
Foreign exchange and financial instrument gain (loss)						(66)	2	37	(27)
Deferred income tax recovery (expense)						29	—	(85)	(56)
Other						(155)	—	(122)	(277)
Dividends on BEPC exchangeable shares(1)						(209)	—	—	(209)
Remeasurement of BEPC exchangeable and BEPC class B shares						1,267	—	—	1,267
Share of earnings from equity-accounted investments						—	(14)	—	(14)
Net income attributable to non-controlling interests						—	—	823	823
Net income (loss) attributable to the partnership						$946	$—	$—	$946
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

F - 44

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$856	$130	$71	$81	$—	$1,138	$(40)	$1,989	$3,087
Other income	52	2	3	—	—	57	(1)	43	99
Direct operating costs	(340)	(47)	(17)	(40)	—	(444)	20	(637)	(1,061)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	21	—	21
	568	85	57	41	—	751	—	1,395
Management service costs	—	—	—	—	(126)	(126)	—	(26)	(152)
Interest expense	(135)	(34)	(24)	(11)	—	(204)	9	(505)	(700)
Current income taxes	(16)	(3)	—	—	—	(19)	—	(42)	(61)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(9)	—	(9)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(822)	(822)
Funds From Operations	417	48	33	30	(126)	402	—	—
Depreciation						(361)	11	(715)	(1,065)
Foreign exchange and financial instrument gain (loss)						11	4	59	74
Deferred income tax recovery						76	—	58	134
Other						(189)	1	(305)	(493)
Dividends on class A exchangeable shares(1)						(116)			(116)
Remeasurement of exchangeable and class B shares						(2,561)			(2,561)
Share of loss from equity-accounted investments						—	(16)	—	(16)
Net income attributable to non-controlling interests						—	—	903	903
Net loss attributable to the partnership						$(2,738)	$—	$—	$(2,738)
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

F - 45

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at December 31, 2022
Cash and cash equivalents	$70	$49	$60	$18	$—	$197	$(7)	$452	$642
Property, plant and equipment, at fair value	13,709	1,400	1,310	1,084	—	17,503	(557)	20,882	37,828
Total assets	15,604	1,595	1,447	1,138	307	20,091	(171)	23,368	43,288
Total borrowings	2,894	613	1,025	371	—	4,903	(161)	8,973	13,715
Other liabilities	4,363	342	138	38	4,436	9,317	(10)	3,442	12,749
For the year ended December 31, 2022
Additions to property, plant and equipment	113	67	104	15	—	299	(38)	459	720
As at December 31, 2021
Cash and cash equivalents	$65	$36	$60	$14	$4	$179	$(2)	$348	$525
Property, plant and equipment, at fair value	13,577	1,478	1,585	1,232	—	17,872	(604)	20,647	37,915
Total assets	15,108	1,700	1,731	1,279	17	19,835	(176)	22,327	41,986
Total borrowings	2,720	765	1,377	461	—	5,323	(161)	8,350	13,512
Other liabilities	4,051	379	119	66	6,231	10,846	(15)	3,418	14,249
For the year ended December 31, 2021
Additions to property, plant and equipment(1)	266	68	116	1	—	451	(8)	893	1,336
(1)The company exercised the option to buyout the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

F - 46

Geographical Information
The following table presents consolidated revenue split by technology for the year ended December 31:

(MILLIONS)	2022	2021	2020
Hydroelectric	$2,307	$1,969	$1,778
Wind	647	646	581
Utility-scale solar	567	507	476
Distributed energy & sustainable solutions	257	245	252
	$3,778	$3,367	$3,087
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2022	December 31, 2021
North America	$22,478	$22,634
Colombia	8,264	8,497
Brazil	4,162	3,299
Europe	3,375	3,940
	$38,279	$38,370

8. DIRECT OPERATING COSTS
The company’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Fuel and power purchases(1)(2)		$(396)	$(450)	$(338)
Operations and maintenance		(246)	(218)	(198)
Salaries and benefits		(224)	(206)	(198)
Water royalties, property taxes and other regulatory fees		(159)	(163)	(176)
Insurance		(56)	(56)	(51)
Professional fees		(24)	(26)	(36)
Energy marketing & other related party services	28	(7)	(11)	(17)
Other		(62)	(55)	(47)
		$(1,174)	$(1,185)	$(1,061)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million in 2021 relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,179 million (2021: $1,115 million and 2020: $1,065 million).

F - 47

9. OTHER
The company’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Change in fair value of property, plant and equipment		$(5)	$(73)	$(43)
Amortization of service concession assets		(10)	(15)	(8)
Share-settlement liability		—	(65)	(158)
Legal provisions	27	—	(55)	(231)
Cash flow hedge associated with the disposal of assets	4	—	(6)	—
Transaction costs		—	—	(12)
Other		(71)	(63)	(41)
		$(86)	$(277)	$(493)
10. FOREIGN CURRENCY TRANSLATION
The company’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Foreign currency translation on:
Property, plant and equipment, at fair value	12	$(1,490)	$(1,527)	$(624)
Goodwill	17	(126)	(121)	(20)
Borrowings	14	545	479	(87)
Deferred income tax liabilities and assets	11	454	329	60
Other assets and liabilities		59	11	(19)
		$(558)	$(829)	$(690)
11. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2022	2021	2020
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(133)	$(31)	$(61)
Deferred taxes
Origination and reversal of temporary differences	(10)	80	104
Relating to change in tax rates / imposition of new tax laws	10	(142)	(7)
Relating to unrecognized temporary differences and tax losses	15	6	37
	15	(56)	134
Total income tax recovery (expense)	$(118)	$(87)	$73

F - 48

The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2022	2021	2020
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(60)	$7	$13
Other	(14)	(7)	(3)
Revaluation surplus
Origination and reversal of temporary differences	(679)	(882)	(828)
Relating to changes in tax rates / imposition of new tax laws	34	(162)	—
	$(719)	$(1,044)	$(818)
The company’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2022	2021	2020
Statutory income tax (expense) recovery(1)	$(575)	$(287)	$809
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	(8)	(9)	37
Differences between statutory rate and future tax rate and tax rate changes	10	(142)	(7)
Subsidiaries’ income taxed at different rates	29	81	10
Non-deductible expenses	426	271	(763)
Other	—	(1)	(13)
Effective income tax recovery (expense)	$(118)	$(87)	$73
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of the company’s subsidiaries using the domestic rate in each tax jurisdiction.
The company’s effective income tax rate was 6.0% for the year ended December 31, 2022 (2021: 8.6% and 2020: 2.5%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized, non-deductible expenses, and non-controlling interests’ income not subject to tax.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2022	2021	2020
Less than four years	$—	$—	$—
Thereafter	122	126	139

F - 49

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2020	$638	$(4,224)	$(3,586)
Recognized in net income (loss)	255	(121)	134
Recognized in equity	(52)	(766)	(818)
Business combination	30	20	50
Foreign exchange	(2)	62	60
As at December 31, 2020	869	(5,029)	(4,160)
Recognized in net income (loss)	5	(61)	(56)
Recognized in equity	—	(1,046)	(1,046)
Business combination	—	(1)	(1)
Foreign exchange	5	324	329
As at December 31, 2021	879	(5,813)	(4,934)
Recognized in net income (loss)	16	(1)	15
Recognized in equity	—	(728)	(728)
Business combination	—	—	—
Foreign exchange	2	452	454
As at December 31, 2022	$897	$(6,090)	$(5,193)
The deferred income tax liabilities include $5,178 million (2021: $4,556 million and 2020: $3,516 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $4,952 million (2021: $4,021 million and 2020: $2,633 million).

F - 50

12. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
Property, plant and equipment, at fair value
As at December 31, 2020		$22,663	$6,220	$6,614	$148	$35,645
Additions		573	—	73	9	655
Transfer from construction work-in-progress		94	164	210	1	469
Acquisitions through business combinations	3	—	—	—	—	—
Disposals(2)	3	—	(757)	—	—	(757)
Items recognized through OCI:
Change in fair value		3,795	(153)	90	73	3,805
Foreign exchange	10	(1,176)	(96)	(218)	(9)	(1,499)
Items recognized through net income:
Change in fair value		(16)	(26)	1	(23)	(64)
Depreciation		(437)	(354)	(313)	(11)	(1,115)
As at December 31, 2021		25,496	4,998	6,457	188	37,139
Additions, net(3)		9	(137)	(78)	(7)	(213)
Transfer from construction work-in-progress		161	86	744	7	998
Transfer to assets held for sale		(677)	—	—	—	(677)
Disposals(2)	4	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value		2,017	292	(132)	77	2,254
Foreign exchange	10	(1,267)	(73)	(160)	6	(1,494)
Items recognized through net income:
Change in fair value		(2)	16	(7)	(2)	5
Depreciation		(501)	(307)	(343)	(28)	(1,179)
As at December 31, 2022		$25,139	$4,875	$6,481	$241	$36,736
Construction work-in-progress, at fair value
As at December 31, 2020		$183	$96	$172	$1	$452
Additions		145	174	356	6	681
Transfer to property, plant and equipment		(94)	(164)	(210)	(1)	(469)
Acquisitions through business combinations	3	—	—	—	—	—
Disposals	3	—	(4)	—	—	(4)
Items recognized through OCI:
Change in fair value		—	17	127	—	144
Foreign exchange	10	(10)	(5)	(12)	(1)	(28)
As at December 31, 2021		224	114	433	5	776
Additions		150	237	592	5	984
Transfer to property, plant and equipment		(161)	(86)	(744)	(7)	(998)
Transfer to assets held for sale		(8)	—	—	—	(8)
Acquisitions through business combinations	4	—	—	—	—	—
Items recognized through OCI:
Change in fair value		—	250	84	—	334
Foreign exchange	10	7	(18)	15	—	4
As at December 31, 2022		$212	$497	$380	$3	$1,092
Total property, plant and equipment, at fair value
As at December 31, 2021(4)		$25,720	$5,112	$6,890	$193	$37,915
As at December 31, 2022(4)		$25,351	$5,372	$6,861	$244	$37,828
(1)Includes biomass and cogeneration
(2)Includes disposal of significant assets only
(3)Includes fair value changes to decommissioning assets of $178 million
(4)Includes right-of-use assets not subject to revaluation of $48 million (2021: $52 million) in hydroelectric, $127 million (2021: $130 million) in wind, $151 million (2021: $157 million) in utility-scale solar and nil (2021: $2 million) in other.

F - 51

During the year, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as an asset acquisitions as they do not constitute business combination under IFRS 3:
•A 248 MW development wind portfolio in Brazil, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 25% economic interest.
•An operating utility-scale solar asset in Colombia for a total capacity of 40 MW, with $37 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 22% economic interest.
The fair value of the company's property, plant and equipment is calculated as described in Notes 1(g) – Property, plant and equipment and revaluation method and 1(r)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. The company has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2022	2021	2022	2021	2022	2021	2022	2021
Discount rate(1)
Contracted	4.8% - 5.4%	3.8% - 4.3%	8.5%	7.9%	8.2%	7.2%	4.4%	3.9%
Uncontracted	5.8% - 6.7%	4.8% - 5.6%	9.7%	9.2%	9.5%	8.5%	4.4%	3.9%
Terminal capitalization rate(2)	4.9%	5.1%	7.7%	8.0%	N/A	N/A	N/A	N/A
Terminal year(3)	2044	2042	2042	2041	2052	2050	2036	2036
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
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2022
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,110)	$(310)	$(100)	$(50)	$(1,570)
25 bps decrease in discount rates	1,170	260	110	50	1,590
5% increase in future energy prices	1,010	440	110	—	1,560
5% decrease in future energy prices	(1,000)	(440)	(110)	—	(1,550)
25 bps increase in terminal capitalization rate	(360)	(70)	—	—	(430)
25 bps decrease in terminal capitalization rate	390	80	—	—	470

	2021
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,050)	$(240)	$(90)	$(60)	$(1,440)
25 bps decrease in discount rates	1,160	330	90	60	1,640
5% increase in future energy prices	900	410	70	—	1,380
5% decrease in future energy prices	(900)	(410)	(70)	—	(1,380)
25 bps increase in terminal capitalization rate	(280)	(70)	—	—	(350)
25 bps decrease in terminal capitalization rate	310	70	—	—	380
Terminal values are included in the valuation of hydroelectric assets in the United States and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life

F - 52

of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2022, including a one-time 30-year renewal for applicable hydroelectric assets, is 35 years (2021: 31 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2022:

	North America	Colombia	Brazil	Europe
1 - 5 years	71%	52%	82%	100%
6 - 10 years	60%	12%	62%	81%
11 - 20 years	27%	2%	47%	65%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$92	COP	293,000	R$	320	€72
11 - 20 years	95		352,000	385		66
(1)Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$99	COP	376,000	R$	290	€62
11 - 20 years	126		554,000	390		74
(1)Assumes nominal prices based on weighted-average generation.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2026 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $132 million (2021: $158 million).
Had the company’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2022	2021
Hydroelectric	$8,478	$9,758
Wind	3,980	4,225
Solar	5,514	5,396
Other(1)	147	155
	$18,119	$19,534
(1)Includes biomass and cogeneration.

F - 53

13. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2020	$233
Amortization(1)	(15)
Balance, as at December 31, 2021	218
Foreign exchange	6
Amortization(1)	(16)
Balance, as at December 31, 2022	$208
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
The company's service concession assets operate as authorizations that expire between 2035 and 2045. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, the company recognized $36 million of revenue for the year ended December 31, 2022 (2021: $33 million and 2020: $35 million).
14. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
Effective January 1, 2022, SONIA replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that SOFR will replace US$ LIBOR prior to June 30, 2023 and the Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at December 31, 2022, the company’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. The company has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. These are not expected to have a material impact.

F - 54

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric (2)	8.2	7	$6,612	$5,945	5.1	7	$6,160	$6,543
Wind	5.2	8	2,331	2,230	3.7	9	2,416	2,577
Utility-scale solar	5.5	13	4,041	3,926	4.1	13	4,110	4,365
Distributed energy & sustainable solutions	3.0	11	796	746	3.9	12	860	912
Total	6.6	9	$13,780	$12,847	4.5	9	13,546	$14,397
Add: Unamortized premiums and discounts(4)			17				57
Less: Unamortized financing fees(4)			(82)				(91)
Less: Current portion			(1,299)				(1,452)
			$12,416				$12,060
(1)Includes $1 million (2021: $8 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $15 million (2021: nil) outstanding to an associate of Brookfield. Refer to Note 28 - Related party transactions for more details.
(3)Excluding non-permanent financings, total weighted-average term is 9 years.
(4)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Future repayments of the company’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2023	2024	2025	2026	2027	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$734	$671	$509	$778	$477	$3,443	$6,612
Wind	197	243	149	153	143	1,446	2,331
Utility-scale solar	302	203	209	221	213	2,893	4,041
Distributed energy & sustainable solutions	66	43	39	38	33	577	796
	$1,299	$1,160	$906	$1,190	$866	$8,359	$13,780
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2022	2021
Non-recourse borrowings
Unamortized financing fees and discounts, beginning of year	$(91)	$(93)
Additional financing fees and discounts	(19)	(14)
Amortization of financing and discounts fees	14	13
Foreign exchange translation and other	14	3
Unamortized financing fees and discounts, end of year	$(82)	$(91)

F - 55

The following table outlines the financing and refinancing completed for the year ended December 31, 2022:

Period Closed	Region	Technology	Average Interest rate[1]		Maturity	Carrying Value
Q1 2022	Colombia	Hydroelectric	8.66%	Financing	2032	COP 200 billion ($53 million)
Q1 2022	Colombia	Hydroelectric	IPC	Financing	2029-2037	COP 356 billion ($95 million)
Q1 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 200 billion ($53 million)
Q1 2022	Brazil	Utility-scale solar	IPCA	Financing	2045	BRL 150 million ($29 million)
Q1 2022	U.S.	Hydroelectric	3.62%	Refinancing	2032	$170 million
Q1 2022	U.S.	Hydroelectric	SOFR	Refinancing	2026	$35 million
Q2 2022	Brazil	Utility-scale solar	IPCA	Financing	2045	BRL 300 million ($63 million)
Q2 2022	Brazil	Wind	CDI	Financing	2024	BRL 500 million ($96 million)
Q2 2022	Europe	Utility-scale solar	3.36%	Refinancing	2039	€66 million ($70 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 400 billion ($97 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 100 billion ($24 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 50 billion ($12 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2034	COP 100 billion ($24 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2027	COP 219 billion ($53 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2029	COP 594 billion ($144 million)
Q2 2022	Colombia	Hydroelectric	IBR	Refinancing	2030	COP 237 billion ($57 million)
Q3 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 315 billion ($71 million)
Q3 2022	U.S.	Distributed generation	6.50%	Financing	2032	$14 million
Q3 2022	U.S.	Hydroelectric	SOFR	Refinancing	2024	$12 million
Q4 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 252 billion ($53 million)
Q4 2022	Chile	Various	SOFR	Financing	2034	$200 million
Q4 2022	Brazil	Utility-scale solar	IPCA	Financing	2046	BRL 450 million ($87 million)

In the first quarter of 2022, the Company increased its revolving credit facility associated with the distributed generation portfolio in the United States by $50 million to a total of $150 million and agreed to amend its maturity to March 2025.
In the second quarter of 2022, the Company increased its revolving credit facility capacity associated with the United States business by $250 million to a total of $750 million.
In the fourth quarter of 2022, the Company extended the maturity of its COP 3 trillion facility associated with the Colombia hydroelectric assets to 2047.
1 Benchmarked financings bear a variable interest at the applicable rate plus a margin.

F - 56

In the fourth quarter of 2022, Brookfield Renewable extended the maturity of its BRL 350 million ($68 million) facility associated with a portfolio of Brazilian solar assets to 2047.
Supplemental Information
The following table outlines changes in the company's borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Transfer to Held for sale	Disposal	Other(2)	December 31
2022
Non-recourse borrowings	$13,512	926	(171)	—	(552)	$13,715
2021
Non-recourse borrowings	$12,822	1,462	—	(362)	(410)	$13,512
(1)Excludes $(20) million (2021: $51 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
15. NON-CONTROLLING INTERESTS
The company’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2022	2021
Participating non-controlling interests – in operating subsidiaries	$10,680	$10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	271	261
	$10,951	$10,558

F - 57

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Infrastructure Income Fund	Isagen institutional partners	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2019	$922	$1,756	$2,834	$—	$—	$2,375	$13	$89	$2,129	$140	$10,258
Net income (loss)	(13)	(17)	(64)	1	—	130	—	16	(142)	(3)	(92)
Other comprehensive income	100	189	528	2	—	325	2	27	176	33	1,382
Capital contributions	—	4	—	71	—	—	—	—	—	261	336
Return of Capital	—	—	(41)	—	—	—	—	—	(41)	—	(82)
Dividends declared and return of capital	(8)	(29)	(139)	—	—	(180)	—	(35)	(86)	(36)	(513)
Special distribution/TerraForm Power acquisition	—	—	—	—	—	—	—	—	(1,026)	—	(1,026)
Other	1	(1)	(36)	—	—	—	(1)	—	(49)	113	27
As at December 31, 2020	1,002	1,902	3,082	74	—	2,650	14	97	961	508	10,290
Net income (loss)	5	(32)	(20)	(3)	—	113	1	16	(67)	(36)	(23)
Other comprehensive income	(122)	411	187	137	—	(107)	—	28	(6)	73	601
Capital contributions	—	1	—	64	—	—	—	—	—	—	65
Disposals	(181)	—	—	—	—	—	—	—	—	—	(181)
Dividends declared	(18)	(31)	(220)	(11)	—	(214)	(2)	(9)	(105)	(45)	(655)
Other	—	—	157	—	—	—	—	—	70	(27)	200
As at December 31, 2021	686	2,251	3,186	261	—	2,442	13	132	853	473	10,297
Net income (loss)	19	(34)	110	1	—	179	1	11	32	17	336
Other comprehensive income	(103)	448	156	164	10	67	1	(19)	67	(9)	782
Capital contributions	—	4	—	276	200	—	—	—	—	89	569
Disposals	(54)	—	—	—	—	—	—	—	—	—	(54)
Dividends declared	(71)	(55)	(393)	—	(7)	(524)	(1)	(9)	(123)	(85)	(1,268)
Other	—	1	2	5	30	(5)	(1)	—	3	(17)	18
As at December 31, 2022	$477	$2,615	$3,061	$707	$233	$2,159	$13	$115	$832	$468	$10,680
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	1.5% - 6.8%	53%	0.3%	25%	33%	0.3% - 80%

F - 58

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to the company:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Isagen (2)	The Catalyst Group	TerraForm Power(3)	Other	Total
Interests held by third parties	75% - 78%	43% - 60%	71%	75%	77%	25%	75%	0.3% - 80%
Place of business	North America, Brazil	North America, Brazil	North America	Brazil	Colombia	North America	North America, South America, Europe	North America, South America
Year ended December 31, 2020:
Revenue	$137	$261	$41	$5	$874	$141	$1,161	$15	$2,635
Net income	(15)	(29)	(11)	1	258	65	(360)	4	(87)
Total comprehensive income (loss)	109	329	287	4	877	173	238	—	2,017
Net income allocated to non-controlling interests	(13)	(17)	(8)	1	195	16	(268)	2	(92)
Year ended December 31, 2021:
Revenue	$137	$269	$58	$25	$929	$136	$1,239	$14	$2,807
Net income (loss)	7	(60)	(3)	(4)	214	62	(245)	8	(21)
Total comprehensive income (loss)	(161)	716	332	178	11	173	(243)	117	1,123
Net income (loss) allocated to non-controlling interests	5	(32)	(2)	(3)	162	16	(175)	6	(23)
As at December 31, 2021:
Property, plant and equipment, at fair value	$1,053	$5,578	$2,061	$713	$8,497	$1,129	$10,867	$164	$30,062
Total assets	1,087	5,685	2,074	798	9,498	1,140	11,939	202	32,423
Total borrowings	179	1,331	347	391	2,224	507	6,902	39	11,920
Total liabilities	205	1,549	358	450	4,896	511	8,916	61	16,946
Carrying value of non-controlling interests	685	2,251	1,226	261	3,493	132	2,197	52	10,297
Year ended December 31, 2022:
Revenue	$120	$324	$80	$112	$1,135	$131	$1,324	$10	$3,236
Net income (loss)	25	(71)	(4)	2	340	44	94	21	451
Total comprehensive income (loss)	(106)	726	71	220	467	(32)	301	23	1,670
Net income allocated to non-controlling interests	19	(34)	(3)	1	257	11	63	22	336
As at December 31, 2022:
Property, plant and equipment, at fair value	$131	$6,224	$2,107	$1,529	$8,264	$1,031	$10,012	$187	$29,485
Total assets	852	6,367	2,126	1,722	9,178	1,053	11,192	260	32,750
Total borrowings	14	1,332	347	675	2,356	476	6,371	—	11,571
Total liabilities	240	1,601	382	780	5,112	491	8,275	74	16,955
Carrying value of non-controlling interests	477	2,615	1,245	707	3,146	115	2,283	92	10,680
(1)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(2)The total third parties ownership interest in Isagen as of December 31, 2022 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%,Brookfield Global Infrastructure Income Fund: 1.5%, Isagen institutional partners: 52.6% and other non-controlling interests: 0.3%.
(3)The total third parties ownership interest in TerraForm Power as of December 31, 2022 was 75.0% and comprised of Brookfield Infrastructure Fund III: 35.5%, Brookfield Global Infrastructure Income Fund: 6.8% and the remainder is held by the partnership.

F - 59

The following table summarizes certain financial information regarding Participating non-controlling interests – in a holding subsidiary held by the partnership:

(MILLIONS)	2022	2021	2020
For the year ended December 31:
Revenue	$1,407	$1,133	$1,069
Net income	475	334	472
Comprehensive income	863	473	550
Net income allocated to participating non-controlling interests – in a holding subsidiary held by the partnership	11	7	11
As at December 31:
Property, plant and equipment, at fair value	$11,357	$10,785
Total assets	12,887	12,408
Total borrowings	3,228	3,117
Total liabilities	6,320	5,967
Carrying value of participating non-controlling interests – in a holding subsidiary held by the partnership	271	261

F - 60

16. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. The BEPC exchangeable shares and class B shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable shares and the BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2022, the BEPC exchangeable shares and class B shares were remeasured to $25.34 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the consolidated statements of income (loss). During the year ended December 31, 2022, our shareholders exchanged 12,308 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of nil to our financial liability (2021: 16,071 shares resulting in a $1 million decrease). The company declared and paid dividends of $220 million and $220 million, respectively (2021: $209 million and $207 million, respectively) on its BEPC exchangeable shares outstanding during the year ended December 31, 2022. Dividends on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable shares and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (shares)	BEPC class B shares outstanding (shares)	BEPC exchangeable shares and BEPC class B shares ($ million)
As at December 31, 2020:	172,180,417	165	$7,430
Share issuance	38,996	—	1
Share exchanges	(16,071)	—	(1)
Remeasurement of liability	—	—	(1,267)
As at December 31, 2021:	172,203,342	165	6,163
Share issuance(1)	27,064	—	1
Share exchanges	(12,308)	—	—
Remeasurement of liability	—	—	(1,800)
As at December 31, 2022:	172,218,098	165	$4,364
(1)Associated with the restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.
Similar to BEPC exchangeable shares and class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at December 31, 2022 and 2021.
In December 2022, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2022.

F - 61

17. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2020		$970
Foreign exchange		(121)
Balance, as at December 31, 2021		849
Foreign exchange		(126)
Balance, as at December 31, 2022		$723
As at December 31, 2022, $559 million of goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, the company removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As at December 31, 2022, the company performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant to the total balance, and was allocated to the related wind and utility-scale solar assets in Spain ($64 million and $100 million, respectively).
18. CAPITAL MANAGEMENT
The company’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions. The company’s capital is monitored through the debt-to-total capitalization ratio on a consolidated basis. As at December 31, 2022 this ratio was 34% (2021: 35%).
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
The company’s strategy is to maintain the measures set out in the following schedule as at December 31:

(MILLIONS)	2022	2021
Non-recourse borrowings(1)	$13,780	$13,546

Deferred income tax liabilities, net(2)	5,193	4,934
BEPC exchangeable and class B shares	4,364	6,163
Equity
Participating non-controlling interest – in operating subsidiaries	10,680	10,297
Participating non-controlling interest – in a holding subsidiary held by Brookfield Renewable	271	261
The partnership	5,873	3,667
Total capitalization	$40,161	$38,868
Debt-to-total capitalization	34%	35%
(1)Excludes $65 million (2021: $34 million) of deferred financing fees, net of unamortized premiums.
(2)Deferred income tax liabilities less deferred income tax assets.

F - 62

19. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments:

(MILLIONS)	2022	2021
Balance, beginning of year	$455	$372
Investment	48	—
Share of net income	6	2
Share of other comprehensive income (loss)	(58)	87
Dividends received	(4)	(3)
Foreign exchange translation and other	4	(3)
Balance, end of year	$451	$455
20. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2022	2021
Cash	$433	$405
Cash subject to restriction(1)	207	115
Short-term deposits	2	5
	$642	$525
(1)See Note 1(t) - Recently adopted accounting standards for additional details.
21. RESTRICTED CASH
The company’s restricted cash as at December 31 is as follows:

(MILLIONS)	2022	2021
Operations	$27	$23
Credit obligations	30	52
Capital expenditures and development projects	11	6
Total	68	81
Less: non-current	(24)	(22)
Current	$44	$59
22. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2022	2021
Trade receivables	$506	$502
Collateral deposits(1)	603	434
Prepaids and others	53	83
Income tax receivables	66	30
Inventory	18	20
Other short-term receivables	75	77
	$1,321	$1,146
(1)    Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company’s risk management strategy.

F - 63

As at December 31, 2022, 96% (2021: 89%) of trade receivables were current. The company does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2022 and 2021 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
23. OTHER LONG-TERM ASSETS
The company’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2022	2021
Restricted cash(1)	21	$24	$22
Long-term receivables		38	30
Due from related parties	28	9	10
Other		30	7
		$101	$69
(1)See Note 1(t) - Recently adopted accounting standards for additional details.
At December 31, 2022 and 2021, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
24. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2022	2021
Operating accrued liabilities	$258	$195
Accounts payable	154	118
Interest payable on non-recourse borrowings	85	71
Income tax payable	74	3
Current portion of lease liabilities	26	25
BEPC exchangeable shares distributions payable(1)	14	16
Other	10	24
	$621	$452
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
25. PROVISIONS
The following table presents the change in the decommissioning liabilities for the company:

(MILLIONS)	2022	2021
Balance, beginning of the year	$497	$567
Additions	—	—
Disposals	(1)	(12)
Accretion	11	9
Changes in estimates	(185)	(60)
Foreign exchange	(8)	(7)
Balance, end of the year	$314	$497
The company has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and utility-scale solar

F - 64

operation sites that are expected to be restored between the years 2031 to 2055. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 27 – Commitments, contingencies and guarantees.
26. OTHER LONG-TERM LIABILITIES
The company’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Note	2022	2021
Lease liabilities		$338	$346
Regulatory liabilities(1)		149	130
Pension obligations		43	64
Concession payment liability		10	10
Other		75	86
		$615	$636
(1)    Regulatory liabilities are related to the regulated pricing mechanism at certain of the company’s Spanish assets.
27. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2022, the company had $505 million (2021: $392 million) of capital expenditure commitments outstanding, of which $475 million is payable in less than one year, $26 million in two years to five, and $4 million thereafter.
The following table lists the assets and portfolio of assets that the company, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2022 :

Region	Technology	Capacity	Consideration	The Company’s Economic Interest	Expected Close
Brazil	Wind	137 MW operating	BRL 529 million ($98 million)	23%	Q1 2023
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
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

F - 65

The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company's subsidiaries as at December 31, 2022 were $994 million (2021: $698 million).
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

28. RELATED PARTY TRANSACTIONS
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

F - 66

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) (the "Base Management Fee"). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC's proportionate share of the Base Management Fee. BEPC's proportionate share of the Base Management Fee will be calculated on the basis of the value of BEPC's business relative to that of the partnership. The Base Management Fee for the year ended December 31, 2022 was $169 million (2021: $175 million and 2020: $129 million)
Relationship Agreement
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
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter was a negative number, then the market capitalization value increase was deemed to be zero. TerraForm Power’s management service costs for the year ended December 31, 2022 of nil (2021: nil and 2020: $23 million) have been included in the company’s annual consolidated statement of income based on its historical records.
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

F - 67

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
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to the company. Under this Agreement, the company paid an annual energy marketing fee commensurate to the services received. See Note 8 - Direct operating costs. On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to the partnership.
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

F - 68

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

F - 69

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
TerraForm Power made no IDR payments during the year ended December 31, 2022, 2021 and 2020.
The New Terra LLC Agreement was amended upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020 to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit facilities and funds on deposit
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at London Interbank Offered Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2022 (December 31, 2021: nil). The interest expense on the Brookfield revolving credit facility and deposit for the year ended December 31, 2022 totaled nil (2021: nil).
The company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund, and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners , has access to financing using the Private Funds’ credit facilities.
During the year, the partnership transferred its investment in certain subsidiaries, which included certain of its development assets in the United States to the company with a carrying value of approximately $23 million of total assets and liabilities. This transaction was accounted as an asset acquisition.
During the fourth quarter of 2022, the company sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $288 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide the company the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.

F - 70

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2022	2021	2020
Revenues
Power purchase and revenue agreements	$72	$163	$361

Other income
Interest income	$9	$10	$—

Direct operating costs
Energy purchases(1)	$(22)	$(62)	$(10)
Energy marketing & other services	(7)	(11)	(17)
Insurance expense(2)	—	(20)	(21)
	$(29)	$(93)	$(48)
Interest expense
Borrowings	$(17)	$(29)	$(1)

Other related party services	$(4)	$(13)	$—

Management service costs
Management service agreement	$(169)	$(175)	$(152)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. During the first quarter of 2021, the company recognized a nil gain (2021: $62 million and 2020: nil) associated with agency arrangement which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2022 were nil (2021 was nil and 2020: nil). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims are not included in the table above.

F - 71

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2022	2021
Current assets
Due from related parties
Amounts due from	Brookfield	$41	$16
	The partnership	563	523
	Equity-accounted investments and other	11	9
		$615	$548
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$10

Current liabilities
Due to related parties
Amounts due to	Brookfield	$37	$21
	The partnership	315	625
	Equity-accounted investments and other	12	3
	Brookfield Reinsurance and associates	100	$—
		$464	$649
Non-recourse borrowings	Brookfield	1	—
		$465	$649
Non-current liabilities
Non-recourse borrowings	Brookfield	$—	$8
	Brookfield Reinsurance and associates	15	—
		$15	$8
(1)Refer to Note 27 – Commitments, contingencies and guarantees for additional information on the company’s litigation matters.
Current assets
Amounts due from Brookfield and the partnership are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield and the partnership are unsecured, payable on demand and relate to recurring transactions.
29. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2022	2021	2020
Trade receivables and other current assets	$(270)	$(467)	$42
Accounts payable and accrued liabilities	175	(259)	8
Other assets and liabilities	(8)	99	(60)
	$(103)	$(627)	$(10)

F - 72