Form 20-F
period 2023-12-31
Brookfield Renewable Corp
filed 2024-03-01
CIK 1791863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
179,651,526 Class A Exchangeable Subordinate Voting Shares as of December 31, 2023
165 Class B Multiple Voting Shares as of December 31, 2023
194,460,874 Class C Non-Voting Shares as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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
Unless the context requires otherwise, when used in this annual report on Form 20-F (this “Form 20-F”), the terms “our company”, “we”, “us” and “our” refer to Brookfield Renewable Corporation and its direct and indirect operating entities as a group; “Brookfield Renewable” and “our group”, refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F; “the partnership” refers, unless the context indicates or requires otherwise, to Brookfield Renewable and its controlled subsidiaries, excluding our company; and “Brookfield” refers to Brookfield Corporation and its subsidiaries (other than Brookfield Renewable) and unless the context otherwise requires, includes Brookfield Asset Management (as defined in this Form 20F). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of our economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:
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
“BEP call right” has the meaning given to it under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations”.
“BEP unit convertibles” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Collateral Account”.
“BEP’s Annual Report” means BEP’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as amended (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEP’s audited consolidated statements of financial position as of December 31, 2023 and December 31, 2022, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, together with the reports thereon of the independent registered public accounting firm and management’s discussion and analysis of BEP as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023.
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
“BRELP” means Brookfield Renewable Energy L.P.
“BRELP Class A Preferred Units” means the Class A Preferred Limited Partnership Units, issuable in series, of BRELP.
“Brookfield” means Brookfield Corporation and its subsidiaries, or any one or more of them, as the context requires, other than entities in our group and unless the context otherwise requires, includes Brookfield Asset Management.

“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Brookfield Asset Management” means Brookfield Asset Management Ltd.
“Brookfield Business Partners” means Brookfield Business Partners L.P.
“Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
“Brookfield Insurance Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts Relating to Investments”.
“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Brookfield Reinsurance” means Brookfield Reinsurance Ltd. and any subsidiary of Brookfield Reinsurance Ltd., as the context requires.
“Brookfield Relationship Agreement” means the Amended and Restated Relationship Agreement, dated May 5, 2023, by and among Brookfield Corporation, BEP, BRELP, the Service Provider and others.
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
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Corporation.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.
“Cameco” means Cameco Corporation.
“Canada SubCo” means BEP Subco Inc.
“Canadian Bonds” means all outstanding bonds issued by Canadian Finco pursuant to the 2011 Bond Indenture and the 2021 Bond Indenture, as applicable.
“Canadian Finco” means Brookfield Renewable Partners ULC.
“CCS” means carbon capture and storage.
“CDS” means CDS Clearing and Depository Services Inc.
“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of Brookfield Corporation.
“Class A Preference Shares” means BRP Equity’s Class A Preference Shares, issuable in series.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“CODM” has the meaning given to it under Item 5.A “Operating Results—PART 4—Financial Performance Review on Proportionate Information”.
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
“EISP” has the meaning given to it under Item 16K “Cybersecurity — Risk Management and Strategy”.
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
“FATCA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation”.
“FCPA” has the meaning given to it under Item 3.D “Risk Factors — General Risk Factors — Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.”
“FERC” means the U.S. Federal Energy Regulatory Commission.
“FHSA” means first home savings account.
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
“GLPL” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.
“GW” means gigawatt.
“GWh” means gigawatt hour.
“Holding Entities” means LATAM Holdco, NA Holdco and Euro Holdco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement.
“HSS&E” means Health, Safety, Security and Environmental.
“Hydro Holdings” has the meaning given to it under Item 4.B “Business Overview—Current Operations”.

“IASB” means the International Accounting Standards Board.
“IFRS” means the International Financial Reporting Standards, as issued by the IASB.
“Inflation Reduction Act” means the United States Inflation Reduction Act of 2022 (H.R.5376), as amended, including the rules and regulations promulgated thereunder.
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
“LTA” means long-term average.
“Managing General Partner” means Brookfield Renewable Partners Limited, which serves as BEP’s general partner.
“Master Services Agreement” means the fifth amended and restated master services agreement dated May 5, 2023, among our company, BEP, BRELP, Brookfield Corporation, the Service Recipients, the Service Provider and others, as amended from time to time.
“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.
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

“Perpetual Note Guarantors” means, collectively, BEP, BRELP, LATAM Holdco, Euro Holdco and Canada SubCo.
“Perpetual Notes” means the Series 1 Perpetual Notes and the Series 2 Perpetual Notes issued by NA Holdco.
“PFIC” has the meaning given to it under Item 10.E “Taxation — Certain Material United States Federal Income Tax Considerations”.
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
“rights agent” means Wilmington Trust, National Association.
“RRIF” means registered retirement income fund.
“RRSP” means registered retirement savings plan.
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended, including the rules and regulations promulgated thereunder.
“SEC” means the United States Securities and Exchange Commission.
“secondary exchange rights” has the meaning given to it under Item 7.B “Related Party Transactions—Rights Agreement—Appointment of Rights Agent; Term”.
“SEDAR+” means the System for Electronic Document Analysis and Retrieval administered by the Canadian Securities Administrators.
“Series 1 Perpetual Notes” means the 4.625% perpetual subordinated notes of NA Holdco issued on April 15, 2021.
“Series 2 Perpetual Notes” means the 4.875% perpetual subordinated notes of NA Holdco issued on December 9, 2021.

“Service Provider” has the meaning ascribed thereto in the Master Services Agreement.
“Service Recipients” has the meaning ascribed thereto in the Master Services Agreement.
“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.
“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator).
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
“Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated under such Act.
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
“Westinghouse” means Westinghouse Electric Company.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities laws, concerning the business and operations of Brookfield Renewable (collectively referred to herein as “forward-looking statements”). Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital, future dividends and distributions made to holders of BEP units and BEPC exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•changes to resource availability, as a result of climate change or otherwise, at any of our group’s renewable power facilities;
•supply, demand, volatility and marketing in the energy markets;
•our group’s inability to re-negotiate or replace expiring contracts (including PPA’s, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation) on similar terms;
•an increase in the amount of uncontracted generation in our group’s renewable power portfolio or a change in the contract profile for future renewable power projects;
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
•increased regulation of and third party opposition to our group’s nuclear service business’s customers and operations;
•failure of the nuclear power industry to expand;
•insufficient indemnification for our group’s nuclear services business;
•our group’s reliance on computerized business systems, which could expose our group to cyber-attacks;
•dam failures and the costs and potential liabilities associated with such failures;
•uninsurable losses and higher insurance premiums;
•energy marketing risks and our ability to manage commodity and financial risk;
•the termination of, or a change to, the MRE;
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
•newly developed technologies or new business lines in which our group invests not performing as anticipated;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•labor disruptions and economically unfavorable collective bargaining agreements;
•our group’s inability to finance our operations and fund growth due to the status of the capital markets or our group’s ability to complete capital recycling initiatives;
•operating and financial restrictions imposed on us by our group’s loan, debt and security agreements;
•changes to our group’s credit ratings;
•the incurrence of debt at multiple levels within our group’s organizational structure;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our group’s hedging strategy or otherwise;
•our group’s inability to identify sufficient investment opportunities and complete transactions;
•political instability or changes in government policy negatively impacting our business or assets;
•changes to our group’s current business, including through future sustainable solutions investments;
•the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions or acquisitions;
•our group’s inability to develop the projects in our development pipeline;

•delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements our group enters into with communities and joint venture partners;
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
•the separation of economic interest from control within our group’s organizational structure;
•our group’s dependence on Brookfield and Brookfield’s significant influence over our group;
•Brookfield’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest;
•the departure of some or all of Brookfield’s key professionals;
•Brookfield acting in a way that is not in our group’s best interests or the best interests of our shareholders;
•changes in how Brookfield elects to hold its ownership interests in our group;
•our group’s inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them;
•Brookfield’s relationship with Oaktree;
•any changes in the market price of the BEP units and BEPC exchangeable shares;
•the redemption of the BEPC exchangeable shares;
•difference in the trading price of the BEPC exchangeable shares and BEP units;
•the de-listing of the BEPC exchangeable shares;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEP exchangeable shares;
•changes in the amount of cash we can distribute to our shareholders;
•the inability of our shareholders to take part in the management of BEPC;
•limitations on holdings of our shares due to FPA and FERC regulations;
•the termination of the Rights Agreement;
•changes in tax law and practice;
•limits on our shareholders’ ability to obtain favourable judicial forum for disputes related to BEPC or to enforce judgements against us;
•changes to government policies and incentives relating to the renewable power and sustainable solutions industries;
•adverse impacts of inflationary pressures;
•changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate;
•health, safety, security and environmental risks;
•force majeure events;
•foreign currency risk associated with BEPC distributions;

•fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment;
•increased regulation of our operations
•our group is not subject to the same disclosure requirements as a U.S. domestic issuer;
•changes in our credit ratings;
•new regulatory initiatives related to sustainability and ESG;
•human rights impacts of our business activities;
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
Each BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one BEP unit. We therefore expect that the market price of the BEPC exchangeable shares will be impacted by the market price of BEP units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Renewable in its continuous disclosure filings. Copies of the BEP’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
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
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
Summary of Risk Factors
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this Form 20-F for a more thorough description of these and other risks.
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
•Risks of increased cost of operating our facilities and of developing new facilities.
•Risks relating to equipment failure and procurement challenges and any loss of generating capacity and damage to the environment.
•Risks relating to the perception and regulation of the nuclear power industry.
•Risks relating to cybersecurity.
•Risks relating to uninsurable losses.
•Risks relating to energy marketing and project-level hedging.
•Risks relating to disputes, litigation, enforcement of contracts and governmental and regulatory policies and investigations.
•Risks relating to our facilities being affected by local communities.
•Risks relating to advances and investments in technology.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
Risks Relating to Financing
•Risks relating to our ability to finance our operations and fund growth, including completing capital recycling initiatives, compliance with debt covenants, increases in interest rates, changes in our credit ratings, and the incurrence of debt at multiple levels within our organizational structure.
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
Risks Relating to Our Relationship with Brookfield and the Partnership
•Risks relating to our dependence on Brookfield, the partnership and the Service Provider, and the conflicts of interests therewith.
•Risks relating to our inability to have access to all renewable power acquisitions that Brookfield identifies.
•Risks relating to the departure of some or all of Brookfield’s professionals.
•Risks relating to Brookfield and the partnership’s ownership interest of our company and their entitlement to our dividends.
•Risks relating to the lack of any fiduciary obligations imposed on Brookfield to act in the best interests of the Service Recipients, our shareholders or the partnership’s unitholders.
•Risks relating to conflicts of interest inherent to our organizational and ownership structure .
•Risks relating to our inability to terminate the BEP Master Services Agreement.
•Risks relating to the limited liability of the Service Provider to the partnership and the other Service Recipients.
•Risks relating to our guarantees of certain debt obligations of the partnership.
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
•Risks or dilution caused by the issuance of additional securities, including BEPC exchangeable shares or BEP units or other senior securities.
•Risks relating to our ability to pay dividends at current levels or at all.
•Risks relating to choice of forum provisions in our articles and BEP’s limited partnership agreement.
•Risks relating to FPA and FERC regulations.
•Risks relating to application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.
•Risks relating to the termination of the Rights Agreement.
Risks Relating to Taxation
•Risks relating to United States and Canadian taxation, and the effects thereof on our business and operations.
General Risk Factors
•Risks relating to changes to government policies and incentives.
•Risks relating to inflationary pressures.
•Risks relating to changes in regulatory, political, economic and social conditions.
•Risks relating to health, safety, security and environmental.
•Risks of force majeure events.
•Risks relating to foreign currency associated with our dividends.
•Risks relating to fraud, bribery, corruption, other illegal acts and restrictions on foreign direct investment.
•Risks relating to increased regulation of our operations.

•Risks relating to the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer.
•Risks of changes in our credit ratings.
•Risks relating to new regulatory initiatives related to sustainability and ESG.
•Risks of the human rights impacts of our business activities.
•Risks relating to being deemed an “investment company” under the Investment Company Act.
•Risks relating to the effectiveness of our internal controls over financial reporting.
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
Risks Relating to Our Operations and Our Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities could adversely affect the amount of electricity that we are able to generate.
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
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities (including as a result of extreme flooding that may be above the normal design parameters of our hydroelectric facilities) and the power markets in which we operate. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
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
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain long-term contracts in our portfolio will be subject to re-contracting in the future. For example, with respect to PPAs in our renewable power portfolio, if the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what may appear to be an attractive price at the time of recontracting could, if prices significantly rise over the contract’s term, result in us having committed to sell power or other goods or services in the future at below then-market rates.
The amount of uncontracted generation in our renewable power portfolio may increase and the contract profile for future renewable power projects may change.
In 2023, approximately 90% of our group’s generation (on a proportionate basis) was contracted in each of those calendar years under long term fixed-price contracts with creditworthy counterparties. The portion of our group’s renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our group’s historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.
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
We hold concessions and licenses and we have rights to operate our facilities (including, for example, in respect of our hydroelectric projects, rights to the land and water required for power generation), and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions (including, for example, setting a price ceiling for energy sales), our profitability and operational activity could be adversely impacted. In addition, concessions may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession that we require with respect to any given project or on what timelines or conditions.
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
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees, hazardous waste disposal, decommissioning costs and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
Our operating assets and businesses may not perform as expected and may experience equipment failure.
Our operating assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In our renewable power portfolio, this could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our group’s sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a carbon, capture and storage facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our group being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
In addition, through our group’s investment in Westinghouse, our group’s nuclear services business, our group is also exposed to performance and operational risks in respect of certain nuclear technologies. Westinghouse produces highly sophisticated products and provides specialized services that incorporate or use complex technology, including both hardware and software. Many of Westinghouse’s products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods. While Westinghouse’s products and services meet rigorous quality standards, there can be no assurance that such products or services will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts that could result in potential product, safety, regulatory or environmental risks.

Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, and batteries for BESS projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in recent years did not materially impact our group’s business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our group’s development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.
For example, in 2022 in the U.S., The Uyghur Forced Labor Prevention Act was signed into law, which restricts the import of goods from China’s Xinjiang Uyghur Autonomous Region due to concerns about forced labor practices in the region. This region of China provides by some measures up to half of the world’s polysilicon supply, a key component in many solar panels. In 2023, the U.S. Department of Commerce, following an anti-dumping and countervailing duty circumvention investigation, determined that certain solar panels imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in China as a way to circumvent existing restrictions, and ordered that solar cells and modules imported to the U.S. from those four countries will be subject to anti-dumping and countervailing duties following the expiration of a moratorium in June 2024. These and similar legislative or regulatory initiatives or investigations, in the U.S. or otherwise, related to the purchase of materials or equipment that are necessary to sustain the buildout of our group’s development pipeline, may adversely impact project timelines, increase overall equipment costs, and require complex procurement process changes to ensure that our group’s supply chain remains compliant with all applicable laws, rules and regulations. Similarly, our group could suffer adverse financial and reputational impacts if our group or our group’s contract counterparties even inadvertently breach these and other similar laws, rules or regulations. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Our group’s nuclear services business and its customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect such business’s customers and our group.
Westinghouse operates in a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect Westinghouse’s customers and operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of Westinghouse’s customers, more onerous operating requirements or other conditions that could have a material adverse impact on Westinghouse customers and operations.
While Westinghouse does not own or operate nuclear power plants, nuclear power plant operations are potentially subject to disruption by a nuclear accident. A future accident at a nuclear reactor anywhere in the world could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, each of which could have a material adverse impact on Westinghouse.
Furthermore, accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials or technological changes could reduce the demand for nuclear services.
A failure of the nuclear power industry to expand could adversely affect our group’s nuclear services business.
The expansion of nuclear power depends on the pace of deployment and there are substantial uncertainties about the pace of these deployments. In addition, nuclear energy competes with other sources of energy, including natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of natural gas, coal and hydroelectricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for nuclear energy. Additionally, further advances in nuclear power technology could impair or eliminate Westinghouse’s competitive advantage as a leading OEM and technology provider to the global nuclear power industry, which could negatively impact such business’s market share.
If the nuclear power industry fails to expand, if there is a reduction in demand by electric utilities for nuclear fuel rods for any reason or if Westinghouse’s market share is reduced, it would adversely affect Westinghouse’s operations and its results of operations, financial condition and prospects.
If our group’s nuclear services business does not have adequate indemnification for its nuclear services, it could adversely affect such business’s results of operations and financial condition.
The Price-Anderson Act (the “PAA”) is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to Westinghouse. Westinghouse also offers similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, Westinghouse could be held liable for damages, regardless of fault. Although Westinghouse expects to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on Westinghouse’s results of operations and financial condition.
Our group relies on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, third-party service providers (including suppliers of the information technology systems on which we rely), and regulatory agencies are also important to our operations. In light of this, our group’s computer systems may face ongoing cybersecurity threats and attacks, which could result in the failure of such systems, and we may be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology system security intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, cyber attacks and other means. Such attacks could originate from a wide variety of sources including internal or unknown third parties.
The sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
A breach of our cybersecurity measures, or those of third-party service providers, or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, the unplanned shutdown of our operating facilities, misappropriation or unauthorized release of confidential or personal information, damage to our technology systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. Cybersecurity breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage. Although our group is continuing to enhance defenses to such attacks, our group can provide no assurance that its efforts or those of third-party service providers will be successful in preventing or ameliorating damage from such an attack on our group and, as the manner in which cyberattacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyberattack may remain undetected for an extended period.
We are reliant on third-party service providers for certain aspects of our business, including for certain information systems and technology platforms, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. In addition to the fact that these third-party service providers could also face ongoing cybersecurity threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us.
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the E.U. GDPR imposes stringent rules and penalties for non-compliance, as does similar legislation in certain U.S. states and Canadian provinces in which we operate and in Brazil, which could have an adverse effect on our business.

The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. Even if the failure is not at an upstream facility, it could result in new and potentially onerous regulations that could impact our group’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
We may be exposed to uninsurable losses and may become subject to higher insurance premiums.
While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be adversely affected. Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing our company to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, directors and officers liability, auto liability and errors and omissions insurance coverage. Under such shared policies, policy limits may be shared between us and Brookfield meaning that any claim by one insured party in a given year may reduce the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of our company, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.
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
Our energy marketing business involves the establishment of positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
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
In the course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.
This is true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility-scale customers and the collection of unpaid amounts may be more challenging given of the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, the company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the solar generation facility. In addition, we enter into joint ventures and other commercial arrangements with counterparties. To the extent such counterparties do not fulfill their obligations to us under such contracts we may not achieve the expected benefits from the relevant arrangement.
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
A significant portion of our current operations and related assets are in Brazil and Colombia, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the assets that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such assets. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local market; (vii) less developed or efficient financial markets than in

North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections. For example, through our group’s investment in Westinghouse, our group is exposed to complex new legal and regulatory regimes in new jurisdictions. Westinghouse operates in an industry that is highly regulated both by U.S. federal and state governments and also by numerous foreign governments, including the E.U., and could be significantly impacted by changes in government policies and priorities.
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
There can be no guarantee that newly developed technologies or new business lines that our company invests in will perform as anticipated.
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining, repowering or otherwise enhancing our existing assets. We may also invest in a business line or asset class that differs from those our group has historically invested in (for example, our group’s recent investment in Westinghouse). There is no guarantee that such new technologies, business lines or assets will perform as anticipated. The failure of a new technology, business line or asset to perform as anticipated could adversely affect the profitability of a particular investment.
Advances in technology could impair or eliminate the competitive advantage of our company’s projects.
Technologies related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing renewable power projects may be impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
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
Certain of our company’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew such collective agreements without labor disruptions or without agreeing to significant increases in labor or other related costs. In the event of a labor disruption such as a strike or lock-out, the ability of our company’s assets to operate may be impaired and our results from operations and cash flow could be adversely affected.

Risks Relating to Financing
Our group's ability to finance its operations and fund growth initiatives is subject to various risks relating to the state of capital markets and to our ability to complete all or some of our capital recycling initiatives.
Our group expects to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by rising interest rates, which continued to increase in 2023, could increase our group’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt, certain of our Operating Entities have limited recourse project level debt and certain of our portfolio companies, like Isagen, have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness, on favourable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms (including requirements for Brookfield Renewable to provide credit support such as letters of credit or parent guarantees), our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our portfolio companies. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. Increases in interest rates could also make it more difficult to locate and consummate investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital or their ability to benefit from a higher amount of cost savings following the acquisition of the asset. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
Our group is subject to operating and financial restrictions through covenants in its loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in its loan, debt and security agreements. These restrictions prohibit or limit our group's ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our group's corporate bonds and in our group's corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our group's ability to obtain additional financing, withstand downturns in our group's business and take advantage of business and development opportunities. If our group breaches its covenants, its credit facilities may be terminated or come due and such event may cause our group's credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, our group also acquires businesses and assets that have debt obligations that are in default. Our group may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, change of control restrictions, require repayment on an accelerated schedule or impose other obligations that limit our group's ability to grow its business, acquire needed assets, exit investments in assets or portfolio companies or take other actions that our group might otherwise consider appropriate or desirable.
Changes in our group’s credit ratings may have an adverse effect on our financial position and ability to raise capital.
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
An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance our investments. Additionally, certain of our group’s financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our group’s cash flow may be required to service indebtedness. In addition, a portion of the indebtedness used to finance private equity investments often includes high-yield debt securities issued in the capital markets. Disruptions and volatility in capital markets, including those caused by rising interest rates, could increase our group’s cost of capital and adversely affect our group’s ability to fund its liquidity and capital needs and fund the growth of the business. If our group is unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, our group may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case.
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
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our group’s investments.
Our group is subject to the risk of geopolitical uncertainties in certain jurisdictions in which it operates. Our group makes investments in businesses globally and can pursue investments in new, non-core markets, which may expose our group to additional risks. Our group may not properly adjust to the local culture and business practices in such markets, and there is the prospect that our group may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our group’s initiatives in new markets and lead to financial losses for us and our group’s managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions, and political corruption. For example, the conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
While recent energy market volatility in Europe has not directly adversely impacted our group’s business (principally because our power generation facilities in Europe rely on renewable inputs like wind and sunshine rather than inputs with volatile prices like gas and coal) the rising cost of power has generally increased the costs of conducting business in Europe and caused economic hardship and uncertainty and political tensions in the countries in which our group operates. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our group’s business, including through the disruption of free movement of goods, services and people, or a destabilization of energy markets. The materialization of one or more of these risks could negatively affect our group’s financial performance.
Our operations in the future may be different from our current business, including through future sustainable solutions investments.
Our group’s operations today primarily include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration, storage and nuclear services businesses in North and South America, Europe and Asia. Our development pipeline includes renewable power generation projects as well as carbon capture and storage projects, renewable natural gas and recycling projects. We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our group’s relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments include investments in nuclear services, carbon capture and storage projects, renewable natural gas, recycling, offshore wind generation, hydrogen and ammonia production and investments focused on enhancing the energy efficiency of existing infrastructure, among others.
Such energy transition investments may include businesses that at the time of the acquisition are relatively carbon-intensive, including power generation from thermal facilities (including coal-fired generation), with the goal of transitioning them to a less carbon intensive model over time. The success of any such transition plan would depend on a number of factors outside of our control and even if successful, may still require the operation of carbon intensive and other non-renewable power generation assets for an extended period of time. Accordingly, the risks associated with our group’s current operations may differ materially from those associated with our future operations.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Provider may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
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
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives such as those provided in the U.S. through the Inflation Reduction Act; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our group’s ability to achieve its development growth plans, deliver energy and generate revenues.
Our ability to develop projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. For example, the construction and development of a renewable power generating facility, whether as a greenfield project or by way of a repowering of an existing project, is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses, and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
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
We may enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners, and/or municipalities. In some jurisdictions, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Some of our group’s investments and current operations are structured as joint ventures, partnerships, consortiums or structured arrangements, and our group intends to continue to operate in this manner in the future, which may reduce Brookfield’s and our group’s influence over our group’s operating subsidiaries and partners and may subject our group to additional obligations and risks.
Some of our group’s investments and operations are structured as joint ventures, partnerships and consortium arrangements, including its interest in Isagen and its joint venture with Cameco for Westinghouse. An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industry wide trends that our group believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund its share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield. We may also, together with institutional partners, make non-controlled structured preferred equity or debt investments (“structured investments”) in businesses that feature asset classes or technologies that are at an early stage of development.
While our group’s strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships, consortium and structured investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement and the timing and nature of any exit, will be made by a majority or super majority vote of the investors, by separate agreements that are reached with respect to individual decisions or, in the case of a structured investment, by agreement with the applicable counterparty. For example, although our company owns a controlling stake in the consortium’s interest in Isagen, the arrangements in place with the Brookfield Renewable consortium partners require that certain actions with respect to our investment in Isagen and our group’s influence over business operations require super majority approval of the consortium. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including our group) maintaining certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview—Current Operations—Colombia”. Similarly, although our group, together with institutional partners, owns a 51% stake in a joint venture with Cameco for Westinghouse, certain reserved matters relating to the underlying operations and financing activities of Westinghouse may require the support of both Cameco and Brookfield (including Brookfield Renewable) as long as certain ownership thresholds are met.
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
In addition, because some of our group’s transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our group’s operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when our group may not want them to be exercised and such rights may inhibit our group’s ability to sell its interest in an entity within our group’s desired time frame or on any other desired basis. In addition, some of our group’s development arrangements rely on activity by a third-party to advance certain of the projects in our group’s pipeline to different stages, which subjects us to the risk that these third parties will not perform to our expectations.
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
As a consequence of acquiring distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk in connection with investments in distressed companies is further elevated by the potential that Brookfield or Brookfield Renewable may have controlling or influential positions in these companies.
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
We may be subject to the risks commonly associated with a separation of economic interest from control within an organizational structure.
Our group’s ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over our group. In turn, our group often has a majority controlling interest or a significant influence in its investments. Even though the Brookfield Holders, collectively have an effective economic interest in BEP of approximately 47% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares), as a result of their ownership of LP units, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares, over time the Brookfield Holders may reduce this economic interest while still maintaining Brookfield’s controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other shareholders or BEP’s unitholders. For example, despite the fact that our group has the Conflicts Protocols in place, which, among other things, sets out requirements for the review and approval of transactions between our group and Brookfield, as well as between BEPC and Brookfield, because Brookfield will be able to exert substantial influence over our group, and, in turn, over our group’s investments, there is a greater risk that our group makes investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and holders of LP units and BEPC exchangeable shares.
Risks Relating to Our Relationship with Brookfield and the Partnership
Brookfield exercises substantial influence over our group and it is highly dependent on the Service Provider.
As of the date of this Form 20-F, the Brookfield Holders, directly and indirectly, collectively hold approximately 25% of the BEPC exchangeable shares. In addition, the partnership, which itself is controlled by Brookfield Corporation, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, the Brookfield Holders and the partnership collectively hold an approximate 81.2% voting interest in our company. As a result, Brookfield Corporation is able to control the appointment and removal of our directors and the directors of BEP’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Provider, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Provider. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as its primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement its strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
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
In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our own interests and the interests of the partnership. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
As of the date of this Form 20-F, the Brookfield Holders collectively own, directly and indirectly, approximately 25% of the BEPC exchangeable shares, entitling them to the same dividends that other BEPC exchangeable shareholders will receive. In addition, the partnership owns all of the issued and outstanding BEPC class B shares, which represent a 75% voting interest in BEPC, and all of the issued and outstanding BEPC class C shares which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares and subject to the prior rights of holders of BEPC preferred shares. Together, the Brookfield Holders and the partnership hold an approximate 81.2% voting interest in our company. The partnership’s ownership of BEPC class C shares will entitle it to receive dividends as and when declared by our board of directors. Accordingly, the Brookfield Holders and the partnership’s ownership position of BEPC exchangeable shares and BEPC class C shares allows them to receive a substantial percentage of BEPC dividends. In addition, the Brookfield Holders may increase their ownership position in our company. The Brookfield Holders may purchase additional BEPC exchangeable shares in the open market or pursuant to a private placement, which may result in the Brookfield Holders increasing their ownership of BEPC exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
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
In addition, the Service Provider, an affiliate of Brookfield, will provide management services to our company pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Provider, the partnership pays an annual base management fee to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. We pay for our proportionate share of such fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by the partnership, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, an affiliate of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units) as well as economically equivalent securities, such as the BEPC exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in BRELP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of the partnership, our company or our shareholders.
In addition, Brookfield may seek from time to time to transfer its LP Units and BEPC exchangeable shares to subsidiaries of Brookfield Reinsurance. Subsidiaries of Brookfield Reinsurance may also from time to time decide to participate in BEP or BEPC’s equity offerings. For example, in June 2023, a subsidiary of Brookfield Reinsurance participated in a private placement of LP Units, and in September 2023, BRPI transferred certain BEPC exchangeable shares to a subsidiary of Brookfield Reinsurance. Any such offerings and transfers to Brookfield Reinsurance may change Brookfield’s interests and incentives as described above. Similarly, from time to time Brookfield Reinsurance and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing agreements may contain change of control restrictions that could impact our group’s ability to exit investments in assets or portfolio companies. See Item 7.A “Major Shareholders”.
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

Our company is not entitled to terminate the Master Services Agreement. Only the general partner of BEP may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to our company; the Service Provider is grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. The Master Services Agreement cannot be terminated for any other reason, including if the Service Provider or Brookfield Corporation experience a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of BEP is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and the general partner of BEP is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of BEPC exchangeable shares or the BEP units could suffer. See Item 7.B “Related Party Transactions—Brookfield Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreement” for more details.
The liability of the Service Provider is limited under our arrangements with them and our company and the other Service Recipients, including the partnership, have agreed to indemnify the Service Provider against claims that they it face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to our company than they otherwise would if acting solely for their own account.
Under the Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our company takes in following or declining to follow their advice or recommendations. The liability of the Service Provider under the Master Services Agreement is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful, except that the Service Provider is also liable for liabilities arising from gross negligence. In addition, our company and the other Service Recipients, including the partnership, have agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to our company and our shareholders.
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
Our group’s arrangements with Brookfield does not require Brookfield to maintain any ownership level in our group, and Brookfield may sell the BEP units or additional BEPC exchangeable shares that it holds in BEP or our company, respectively. Brookfield may sell or transfer all or part of its interests in the Service Provider without the approval of our group, which could result in changes to the management of our group and its current growth strategy. Additionally, our group cannot predict with any certainty the effect that any changes in ownership level of Brookfield of our group would have on the trading price of BEPC exchangeable shares, the BEP units or our group’s ability to raise capital or make investments in the future. As a result, the future of our group would be uncertain and its business, financial condition and results of operations may suffer.
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
Although the BEPC exchangeable shares are intended to provide an economic return that is equivalent to the BEP units, there can be no assurance that the market price of BEPC exchangeable shares will be equal to the market price of BEP units at any time. For example, using a volume-weighted average price for the 30 trading day period ending February 23, 2024, the prices per BEPC exchangeable share were $26.64 and C$35.86 on the NYSE and TSX, respectively, and the prices per BEP unit were $24.74 and C$33.53 on the NYSE and TSX, respectively. If our company redeems the BEPC exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the BEP units, holders will receive BEP units with a lower trading price. Factors that have and could cause differences in such market prices may include:
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
U.S. investors in BEPC exchangeable shares may find it difficult or impossible to enforce service of process and enforcement of judgments against our company, our board of directors and the Service Provider.
Our company was established under the laws of the Province of British Columbia, Canada, and a significant number of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers are located outside of the United States. Certain of our directors and officers and the Service Provider resides outside of the United States. A substantial portion of our assets are, and the assets of our directors and officers and the Service Provider may be located outside of the United States. It may not be possible for investors to effect service of process within the United States upon our directors and officers and the Service Provider. It may also not be possible to enforce against our company, or our directors and officers and the Service Provider, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.
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
Risks Relating to Taxation
General
Changes in tax law and practice may have a material adverse effect on the operations of BEP, BEPC, the Holding Entities, and the Operating Entities and, as a consequence, the value of the Brookfield Renewable assets and the ability of BEP and BEPC to make distributions to holders of BEP units and BEPC exchangeable shares, respectively.
The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. These jurisdictions include Canada, the U.S., Brazil, the Republic of Ireland, the United Kingdom, Colombia, India and China. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the ability of BEP and BEPC to make distributions to holders of BEP units and BEPC exchangeable shares, respectively. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
We may be exposed to transfer pricing risks.

To the extent that BEP, BEPC, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with other Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included in or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to holders of BEP units and BEPC exchangeable shares could be reduced.
We believe that the base management fee and any other amount that is paid to the Service Provider will be commensurate with the value of the services being provided by the Service Provider and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.
United States
The exchange of BEPC exchangeable shares for BEP units may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
Depending on the facts and circumstances, a U.S. Holder’s exchange of BEPC exchangeable shares for BEP units may result in the U.S. federal income taxation of any gain realized by such U.S. Holder. In general, a U.S. Holder exchanging BEPC exchangeable shares for BEP units pursuant to the exercise of the exchange right will recognize capital gain or loss (i) if the exchange request is satisfied by the delivery of BEP units by BAM pursuant to the Rights Agreement or (ii) if the exchange request is satisfied by the delivery of BEP units by BEPC and the exchange is, within the meaning of Section 302(b) of the Code, in “complete redemption” of the U.S. Holder’s equity interest in BEPC, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend”, applying certain constructive ownership rules that take into account not only the BEPC exchangeable shares and other equity interests in BEPC actually owned but also other equity interests in BEPC treated as constructively owned by such U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of BEP units by BEPC is not treated as a sale or exchange under the foregoing rules, then it will be treated as a distribution equal to the amount of cash and the fair market value of property received (such as BEP units), taxable under the rules generally applicable to distributions on stock of a corporation.
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
General Risk Factors
Government policies providing incentives that we may rely upon could change at any time.
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

From time to time, our group underwrites and structures investments on the assumption that projects will be entitled to receive government incentives. The failure to obtain or the subsequent revocation of, incentives that our group relied on in making investment decisions could adversely impact our group’s ability to develop projects and generate revenues.
Inflationary pressures could adversely impact our group’s businesses
Our group’s operating businesses are impacted by heightened inflationary pressures. Higher inflation rates continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth ahead. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to our group as a result of interest rate-sensitive assets and liabilities held by our group and its operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses
A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked contracts (including PPAs) in our group’s portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our group’s operating businesses and our group’s investors, and could impact our group’s ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our group’s operating businesses and our group’s growth and capital recycling initiatives.
There are general industry risks associated with the power markets in which we operate.
Our operating subsidiaries currently operate in power markets in the United States, Europe and South America, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our renewable power operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, European or South American economies, or in the economies of the countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government-imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business, we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which its operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

We may be exposed to force majeure events.
The occurrence of a significant event that disrupts the operation of our assets for an extended period, including events which preclude renewable power customers from purchasing electricity, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Similarly, force majeure events could impact our contract counterparties, preventing them from performing under their contracts, which could in turn cause delays to project construction schedules or result in our operating projects being unable to perform as expected, all of which could have an adverse effect on our operating performance and cash flows. Our assets could be exposed to severe weather conditions, natural disasters, epidemics and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our assets could also disrupt our ability to operate our assets, including the ability of our renewable power assets to generate or sell power. In certain cases, there is the potential that some events may not excuse our group from performing its obligations pursuant to agreements with third parties and therefore may expose our group to liability. Depending on the event in question, no insurance or contractual protections may be available to compensate us for damages we may suffer as a result of such events. In addition, certain of our assets are located in remote areas which may make access for repair of damage difficult.
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
Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to our group and its operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm
Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting its ability to operate. Our group operates in multiple jurisdictions and it is possible that its operations will expand into new jurisdictions. Doing business in multiple jurisdictions requires our group to comply with the laws and regulations of the U.S. government as well as those of various non-U.S. jurisdictions, and the number of jurisdictions in which our group is operating has grown in recent years. These laws and regulations may apply to our company, our Service Provider, our subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted. The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately reflect those companies’ transactions. Similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act, as well as other applicable anti-bribery, anti-corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our group’s business or cause our group to incur significantly more costs to comply with those laws. Our company and our officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Also, as we make acquisitions, we may expose ourselves to the FCPA or other corruption related risks if its due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. Our group invests in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and makes new investments, and as we have increased our focus on development activities, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The infrastructure, controls, systems and personnel we rely on, and the policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by our operating businesses. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of our company. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of our company. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.
We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada) and EU sanctions, may also impose restrictions or requirements on us or our operating businesses. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S.
In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the U.S. Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the EU has adopted an EU-wide mechanism to screen foreign investment on national security grounds and most EU member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal EU market. Beginning in February 2022, the United States and other countries began imposing meaningful sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating businesses and prospects are currently unknown and may become significant.
Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on our portfolio companies. These laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us or our portfolio companies to comply with them could expose us significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.
Our operations are highly regulated and may be exposed to increased regulation, which could result in additional costs to our company.
Most of our assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to operate our assets, including our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation, which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid with respect to our renewable power assets, could have an adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our renewable power assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.
In addition, our group is exposed, through Westinghouse, to complex new legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
Our company is a “foreign private issuer” under U.S. securities law. Therefore, our company is exempt from requirements applicable to U.S. domestic registrants listed on the NYSE.

Although our company is subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and our company and the partnership will be permitted to follow certain home country corporate governance practices (being Bermuda and British Columbia for the partnership and our company, respectively) instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. Our company currently follows the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards; however, as our company is externally managed by the Service Provider pursuant to the Master Services Agreement, we do not have a compensation committee. However, our company may in the future elect to follow home country law for certain of our other corporate governance practices, as permitted by the rules of the NYSE, in which case our company’s shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our company’s home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
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
New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.
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
As a public company in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, stock exchange rules promulgated in response to the Sarbanes-Oxley Act and corresponding securities legislation in Canada. A number of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our company’s internal controls over financial reporting were not effective, investors could lose confidence in our company’s reported financial information and the price of BEPC exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our company’s business, our company’s ability to access capital markets and investors’ perception of our company. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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
Further, the BEPC exchangeable shares are held by public shareholders and the Brookfield Holders, and the BEPC class B shares and BEPC class C shares are held by the partnership. Dividends on each BEPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each BEP unit. The partnership’s ownership of BEPC class C shares entitle it to receive dividends as and when declared by our board of directors. The holders of the BEPC exchangeable shares are entitled to one vote for each BEPC exchangeable share held at all meetings of our company’s shareholders, except for meetings at which only holders of another specified class or series of shares of our company are entitled to vote separately as a class or series. The holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. Holders of BEPC class C shares have no voting rights. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares”.
Our company’s current operations consist of approximately 19,161 MW of installed hydroelectric, wind, solar, storage and ancillary capacity across Brazil, Colombia, North America and Europe.
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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bep.brookfield.com/bepc. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, our or the partnership’s website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.
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
Recent Transactions
In March 2023, Brookfield Renewable issued C$400 million of Series 16 medium-term notes (green bonds) at a fixed rate of 5.292%. The Series 16 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In March 2023, our institutional partners completed the sale of a 50% interest in a 378 MW hydroelectric portfolio in the United States. Brookfield Renewable continues to retain its 22% interest in the portfolio and accordingly did not receive proceeds from the sale.
In June 2023, BEP issued 8,200,000 LP units at a price of $30.35 per LP unit, and BEPC issued 7,430,000 BEPC exchangeable shares at a price of $33.80 per share for aggregate gross proceeds of approximately $500 million. Concurrently, a subsidiary of Brookfield Reinsurance agreed to purchase 5,148,270 LP units at a price of $30.35 per LP unit (net of underwriting commissions) for total gross proceeds of approximately $150 million. The total aggregate gross proceeds were approximately $650 million.
In September 2023, Brookfield Renewable, together with its institutional partners, completed the sale of a 95 MW portfolio of wind assets in Uruguay for proceeds of $112 million ($65 million net to Brookfield Renewable).

In October 2023, Brookfield Renewable, together with institutional partners, acquired a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, and a 6,100 MW development pipeline for $1.08 billion (approximately $308 million net to Brookfield Renewable). Brookfield Renewable is expected to hold an approximate 28% interest.
In December 2023, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,982,586 of its issued and outstanding BEPC exchangeable shares for a one-year period.
In January 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes (green bonds) at a fixed rate of 5.318%. The Series 17 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
4.B    BUSINESS OVERVIEW
Our Operations
Our company’s current operations consist of approximately 19,161 MW of installed hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions capacity across the North America, South America and Europe.
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
The table below outlines our hydroelectric, wind, utility-scale solar and distributed energy & sustainable solutions power asset portfolio as at December 31, 2023:

	River Systems	Facilities	Capacity (MW)	Storage Capacity (GWh)
Hydroelectric
United States(1)	30	139	2,921	2,559
Colombia(2)	11	22	3,053	3,703
Brazil	27	43	940	—
Total	68	204	6,914	6,262

Wind
United States	—	32	4,674	—
Canada	—	1	78	—
Europe	—	25	682	—
Brazil	—	20	515	—
Total	—	78	5,949	—

Utility-scale solar	—	176	4,611	—

Distributed energy & sustainable solutions	1	4,903	1,687	1,095
	69	5,361	19,161	7,357
(1) Includes three battery storage facilities in North America (36 MW).
(2) Includes two wind plants (32 MW) and five solar plants (100 MW) in Colombia.

The electricity generated by our facilities is dependent upon available water flows and upon wind and weather conditions generally. Hydrology, wind and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. See Item 3.D “Risk Factors—Risks Relating to Our Operations and Our Industry—Changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities could adversely affect the amount of electricity that we are able to generate”

Current Operations
United States
Our company is strategically focused on power markets in the United States. The majority of our company’s hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, our company is one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, our company has four hydroelectric facilities with an aggregate installed capacity of 747 MW. In New England, our company has 48 hydroelectric facilities with an aggregate installed capacity of 700 MW.
A number of our company’s U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 38% of their annualized long-term average generation. Our company also benefits from a 50% joint-venture interest in a 666 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a form of hydroelectric power that allows energy to be stored by pumping water up into a reservoir, and then producing power by releasing the water when power prices are higher.
Through our subsidiary TerraForm Power, we have a geographically diverse portfolio of utility-scale wind and solar platforms located principally in California, Illinois, Texas and New York with an aggregate installed capacity of approximately 2,336 MW, including 78 MW of wind assets and 59 MW of solar assets in Canada and 101 MW of solar assets in Chile. TerraForm Power also has a 724 MW distributed generation solar portfolio in the U.S.
In October 2023, we, together with our institutional partners, acquired Deriva Energy (formerly Duke Energy Renewables), a fully integrated wind, utility-scale solar and storage platform with 5,013 MW of operating capacity and a 11,500 MW development pipeline.
Our right to operate our generation facilities in the United States are secured primarily through long-term licenses from FERC, the federal agency that regulates the licensing of substantially all power plants in the United States. FERC has oversight of substantially all of our ongoing project operations. Our ability to sell power from certain of our generation facilities is also subject to the receipt and maintenance of certain approvals from FERC, including the authority to sell power at market-based rates.
In August 2022, we, together with our institutional partners, committed to invest up to $137 million ($28 net to the company) into a joint venture with California Resources Corporation to develop CCS projects in California, with the option to invest a further $363 million ($73 million net to the company) in approved CCS projects in California. We together with our institutional partners have to date funded $64 million ($13 million net to the company). The company holds an approximate 10% economic interest.
Market Opportunity
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 140,000 MW of installed wind capacity. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 36 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs and by corporate demand supporting investment in new renewables. For example, there are now 420 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
In August 2022, the Inflation Reduction Act of 2022 was signed into law. It provides extensions of the tax credits for wind and solar projects, almost $300 billion of investment in renewables, and creates new tax credits for standalone energy storage, clean hydrogen, and certain advanced manufacturing, all of which provides a significant tailwind for the renewables industry in the country. Other legislative developments include The Uyghur Forced Labor Prevention Act, which came into force in 2022 and seeks to restrict U.S. entities from importing goods produced by forced labor in China’s Xinjiang Uyghur Autonomous Region, a region which is a large producer of polysilicon, a key component in many solar modules. The direct impact of The Uyghur Forced Labor Prevention Act on our group’s business has been limited given our group’s robust procurement processes that seek to ensure the integrity of our group’s supply chain. In August 2023, the U.S. Department of Commerce, following an anti-dumping and countervailing duty circumvention investigation, determined that certain solar panels imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in China as a way to circumvent existing restrictions and ordered that solar cells and modules imported to the U.S. from those four countries will be subject to anti-dumping and countervailing duties following the expiration of a moratorium in June 2024. We do not expect this to have a material impact on our business when the grace period on imports from the impacted companies ends, given our robust procurement processes that seek to ensure the integrity of our supply chain. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
In the United States, while we are primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California, we have grown our asset base through the acquisition of Deriva Energy (formerly Duke Energy Renewables). Together these key markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Europe
Our Spanish business has 538 MW of wind, 350 MW of CSP and 64 MW of conventional solar PV generation capacity. The principal revenues generated by our Spanish business’ wind and solar assets in Spain are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar PV assets and 150 MW of CSP assets, both of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years.
Our European business also includes a 144 MW wind portfolio in Portugal. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.
Market Opportunity
Europe is one of the largest renewable energy markets in the world and represents a significant growth opportunity for our group’s business. Across the E.U. and U.K., a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 230 GW of wind and 210 GW of solar PV capacity. Brookfield Renewable’s investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower EU plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 274 GW of additional wind-equivalent power capacity and 379 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs. Over 12 GW of corporate PPAs were entered into in Europe in 2023.
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
Spain and Portugal
Spain and Portugal are among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission. Both markets have stable and favorable contractual frameworks for renewables. Our regulated Spanish assets benefit from a “return on investment” based regime by which they receive an overall payment equivalent to all the costs and initial investment to develop the project plus a reasonable regulated return on investment (7.4% for most of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides significant certainty of cash flows to producers as the market and volume risk is reduced. In the case of our Portuguese assets they benefit from a Feed-in-Tariff ensuring generators are remunerated with a proper electricity price, indexed by inflation annually over a contract term of 15 years plus an extension of 7 years in a cap-and-floor system with reduced market risk given current electricity prices. Both governments are promoting auction-based renewable support schemes, confirming their long-term commitment to renewable power.
Colombia
Brookfield Renewable’s 2016 acquisition of Isagen with its institutional partners marked our group’s entry into the Colombian market. The Brookfield Renewable consortium’s current ownership interest in Isagen is over 99% with Brookfield Renewable’s share being approximately 23%. Isagen’s principal office is located in Medellín. Isagen’s Colombian National System Control Center is also located in Medellín and allows for the remote monitoring and control of Brookfield Renewable’s assets in the country.
The consortium holds its interest in Isagen through an entity (“Hydro Holdings”), which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of our company. We are entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. Brookfield Corporation and its subsidiaries (including our group) currently meet such ownership test and is entitled to appoint a majority of the board of directors.
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,053 MW portfolio. This portfolio accounts for approximately 16% of Colombia’s generating capacity and principally consists of large reservoir-based, hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 23% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 200 MW of near to medium-term hydro and solar development projects.
Isagen owns all of its power generating assets in perpetuity and holds requisite water usage and other rights in respect of each of its assets.
In Colombia, revenues are typically secured through one to five-year bilateral contracts with local distribution companies in the “regulated market”, and with large industrial users in the unregulated market. Isagen’s current long-term contracts’ average term is four years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s 2023 revenues are approximately 70% contracted.
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

As at December 31, 2023, Colombia had a total installed capacity of over 19.7 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
In aggregate our company owns and operates facilities totaling 3,346 MW located in 12 Brazilian states, representing approximately 74% of the country’s population and approximately 81% of the economic activity (in GDP terms). As such, we believe Brookfield Renewable’s business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 38 facilities totaling approximately 2 GW of capacity and we have several projects in various stages of development.
Rights to hydroelectric sites are secured to Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 91% have remaining terms of more than ten years. Generally, our hydroelectric authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease. Similarly, hydroelectric concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. On the other hand, wind and solar authorizations provide for a fixed 35-year, non-renewable term.
In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market, we have typically entered into 20 year PPAs with distribution companies. In the “free customer” market, we have typically entered into PPAs with two to six year terms with industrial and commercial customers primarily engaged in well-established, stable industries like telecommunications, food services, sanitation and pharmaceuticals. As of 2023, “free customers” whose load is between 0.5 MW and 1.0 MW can only purchase power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 9 years.
Market Opportunity
With the world’s seventh largest population and ninth largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3% over the last 30 years, a trend that is likely to continue in the long-term given that per capita consumption is still less than one-fifth of that in the United States.
The Brazilian energy planning agency estimates an average annual demand growth of 3.5% between 2022 and 2031. By 2031, the agency projects that approximately 43 GW of new generation will be required to service increased demand. In 2022 and 2023, 15 GW of new projects were commissioned, over 78% of which were wind and solar projects. In line with the government’s ten-year planning projections, the renewable power industry will still be responsible for the majority of the capacity expansion in this period
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, our SHPPs and our wind and solar assets in operation and under construction operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us to capture a portion of this discount through higher prices to end-user customers.

Operating Philosophy
Like the partnership, our company employs a hands-on, operations-oriented, long-term owner’s approach to managing our company’s portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe and South America. Our company supports our company’s operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, sustainability, information technology, health, safety and security, human resources, stakeholder relations, procurement, human rights, climate, governance and anti-bribery and anti-corruption.
Our company also benefits from the expertise of Brookfield which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.
Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of our renewable power generation fleet. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2023	2022	2021
	$1,028	$847	$1,354
These capital expenditures have been financed with working capital generated and retained within our business, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.
Our Competitive Strengths
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 23-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today our group has a large, multi-technology and globally diversified portfolio that is supported by approximately 4,770 experienced employees (inclusive of employees employed by our group’s consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our group has also made investments in our group’s sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our group’s initial investment positions us for potential future large-scale decarbonization investment. Our group’s sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
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
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other sustainable solutions assets, including distributed generation solar and energy storage:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our group’s portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our group’s wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Sustainable Solutions. Our group’s energy storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our group’s other sustainable solutions assets, such as carbon capture and our group’s nuclear service business, are helping businesses and countries achieve their net-zero goals.
With our group’s scale, diversity and the quality of our group’s assets, our group is competitively positioned relative to other renewable power and transition companies. Our group’s large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our group’s investors.
Best-in class operators and developers. Brookfield Renewable has approximately 4,770 experienced operators (inclusive of employees employed by our group’s consolidated portfolio companies) and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our group’s assets. Our group’s experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our group’s development activities as our group builds out Brookfield Renewable’s approximately 155,400 MW renewable power pipeline, and further enhance our group’s decarbonization offering to our group’s customers through the build out of our group’s sustainable solutions assets. Increasingly, our group’s operating and developing capabilities combined with our growth pipeline is differentiating our group’s business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our group’s business.
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
Well positioned for cash flow growth and an attractive long term distribution profile. Our group is focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investment. Our group is fully funded by internally generated cash flows, with inflation escalations in the vast majority of our group’s contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out our group’s development pipeline at premium returns. Our group also supplements this organic growth through acquisitions, leveraging Brookfield’s team of over 100 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis
Disciplined and contrarian investment strategy. Our group’s global scale and multi-technology capabilities allows our group to rotate capital where it is scarce in order to earn strong risk-adjusted returns. Our group takes a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our group’s ability to develop and acquire assets is strengthened by our group’s operating and project development teams across the globe, strategic relationship with Brookfield, and our group’s liquidity and capitalization profile.
Conservative approach to asset development and asset management. Our group employs a conservative approach with respect to asset development and management whereby our group looks to remove what we call “basis risk” before committing significant capital. To do this, our group looks to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so our group has strong visibility on cash flows and can lock-in our group’s target returns. Where possible, our group looks to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty.
Decarbonization Growth Opportunity

Demand for clean energy and other decarbonization solutions continues to accelerate with corporate net-zero targets, an increased focus on energy security and the improving competitive nature of these technologies, which are now among the lowest cost energy sources globally. Our group has seen a shift in the driver for demand from a government incentivized push to a corporate pull, which is contributing to increased demand for transition solutions broadly, expanding beyond just traditional renewable energy. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $200 trillion over the next three decades – and will require significant expertise and investment in both clean energy and electrification and investment to convert carbon-intensive industries to cleaner and more sustainable methods of production.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Renewable power continues to be the lowest cost source of bulk electricity in most markets around the world. Renewables as a part of the energy mix have continued to climb over the past several years and reached approximately 30% of global generation compared to approximately 21% in 2012, while coal, gas, and oil fell from a combined approximately 68% down to approximately 61% over the same period. We expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy.
Consistent policy and supportive regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 160 countries, including the U.K., and the 27 E.U. countries, have national targets for renewable energy supply. Similarly, 36 U.S. states, the District of Columbia, Puerto Rico and eight Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources. Additionally, as of November 2023, around 145 countries covering 90% of global emissions had announced or were considering net-zero targets, and to achieve these goals there will need to be significant investment to increase the supply of energy from renewables. In 2022, the U.S. government passed the largest federal climate bill in U.S. history, the Inflation Reduction Act, which will directly invest almost $300 billion into energy transition technologies over the next decade. The climate bill has helped increase investment in renewables and decarbonization technologies in the U.S. and has had a knock-on effect for policy makers globally looking to attract investment in their jurisdictions. For example, in February 2023 the E.U. presented the Green Deal Industrial Plan to enhance the competitiveness of Europe’s net-zero industry and accelerate the transition to climate neutrality. As of 2023, there were at least 73 carbon pricing initiatives (carbon taxes and emissions trading schemes) that have been implemented worldwide covering 39 national jurisdictions and approximately 23% of global GHG emissions. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia, and Central Asia.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. Since signing, the Paris Agreement has been ratified by over 190 countries. The recent COP28 Conference in the UAE saw further commitments made by the international community, and notably participants undertook the first ever global “stocktake”. The global stocktake is a process for countries and stakeholders to see where they are collectively making progress towards meeting the goals of the Paris Agreement. Part of the outcome of the stocktake was a proposal that further recognized the need for a reduction in greenhouse gas emissions and called on parties to contribute to the global effort to triple renewable energy capacity globally and double the global average annual rate of energy efficiency improvements by 2030.
Energy security is now an urgent priority for governments globally. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe but now focusing on renewable deployment to reduce dependence on imported gas and energy costs. In May 2022, the E.U. released its REPower EU strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. Beyond Europe, this year there has also been an increase in ambition for renewable deployment in China, India, and the United States to reduce their dependence on imported gas and reduce energy costs.
Enabling growth in cloud computing and deployment of AI enabled applications through the powering of data centers. With the emergence of artificial intelligence and growth in cloud computing, technology companies are investing heavily in data center development to support the roll out of new products and digitalization globally. The increased computing power and energy requirements from AI is resulting in accelerating demand for power. The technology companies, who have 100% green power targets, are increasingly looking for reliable partners to deliver scale renewable power solutions globally.
Competition and Marketing
Brookfield Renewable operates in various North American, European, Colombian and Brazilian power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy generators who use hydro, wind, geothermal, solar PV and solar DG technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in Brazil, Colombia and the United States.
In the United States, our group’s energy marketing activities are managed and performed by our subsidiary BRTM. These businesses operate 24 hours/day, 365 days/year and our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business also provides our group with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants.
Our marketing efforts focus on leveraging our competitive advantages described in Item 4.B “Business Overview” and our group’s world-class operating businesses described in Item 4.B “Business Overview—Operating Philosophy”.
Our group also leverages its relationship with Brookfield, which our group believes provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries. See Item 7.B “Related Party Transactions — Licensing Agreement”.
Intellectual Property

Brookfield Renewable, as licensee, entered into the Licensing Agreement with Brookfield pursuant to which Brookfield granted our group a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo worldwide. Other than under this limited license, our group does not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement immediately upon termination of the Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions — Licensing Agreement”.
Governmental, Legal and Arbitration Proceedings
Our group is occasionally named as a party in various claims and legal proceedings that arise during the normal course of our business. With respect to claims and proceedings, our group reviews each of these matters, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular matter, our group does not believe that the outcome of any matters or potential matters of which our group is currently aware would have a material adverse effect on our group’s businesses.
Regulation
Various activities of Brookfield Renewable require registrations, permits, licenses, inspections and approvals from governmental agencies and regulatory authorities and our group strives to comply with all regulations applicable to our group’s operations. Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements. Our group holds concessions, licenses and permits to operate our facilities, which generally include rights to the land and water required for power generation. Wholesale market structures or rules provide our group with rights to access the power grid.
Our group is also subject to various laws and regulations relating to health, safety, security and environmental matters. These laws and regulations may change and our group may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our group’s business, financial condition or results of operations. Our group has established policies and procedures for environmental management and compliance, and our group has incurred and will continue to incur significant capital and operating expenditures to comply with health, safety, security and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. See also information contained under Item 3.D “Risk Factors — Risks Relating to our Operations and our Industry”.

Employees and Offices
Brookfield Renewable does not employ the individuals who provide management services to our group under the Master Services Agreement, including the individuals who serve as the Chief Executive Officer and Chief Financial Officer of our company and the general partner of BEP. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable, including for the benefit of our company, under the Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our renewable power business, see Item 6.A “Directors and Senior Management—The Master Services Agreement” and for a discussion of our employees, see Item 6.D “Employees”. and for a discussion of our employees see Item 6.D “Employees”.
Our Group’s Approach to Sustainability
Our group approach to sustainability is a key part of how our group conducts its business as an investor, owner and operator of one of the world’s largest publicly traded, platforms for renewable power, sustainable solutions and decarbonization solutions. Brookfield Renewable believes that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our group’s stakeholders.
Our group embeds sustainability throughout its investment process, starting with due diligence and through to our group’s exit from the investment. Brookfield Renewable tailors sustainability due diligence, leveraging our group’s investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. Our group seeks to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our group’s due diligence work accordingly. After acquiring or investing in an asset, our group implements a tailored integration plan that, includes material sustainability-related priorities. The management teams within each regional business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. Sustainability integration and performance are reviewed centrally on a regular basis through our group’s formal governance processes. Finally, as part of our group’s divestiture process, Brookfield Renewable outlines potential value creation from several different factors, including sustainability considerations.
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
Brookfield Renewable recognizes the importance of reducing the emissions from our group’s own business. Brookfield Renewable has set an ambition to deliver net zero emissions across our group’s existing renewable operations by 2050 or sooner and to accelerate the global transition. The ambition is aligned with our group’s strategy and underpinned by three goals:
•Achieve net zero for Scope 1 & Scope 2 market-based emissions by 2030 across our group’s existing renewable operations. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our group’s assets and offices. In addition, our group is working to enhance the reporting of Scope 3 emissions across our wider value chain and aim to set a Scope 3 target in the future.
•From 2022, develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2023, our group developed approximately 5,000 MW of new clean energy capacity, and our group has developed approximately 8,000 MW since setting its target. Our group expects to accomplish the remaining capacity growth by executing on opportunities in its existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
•Set emissions reduction targets and plans to align with the Paris Agreement for 100% of carbon intensive investments. Our group seeks opportunities to help businesses – primarily those in the energy, utility and industrial sectors – to align with the goals of the Paris Agreement by setting interim and long-term targets against Paris-aligned pathways and integrating these targets into the strategy, business plan and governance processes of new acquisitions.
Our group integrates wider environmental considerations, including biodiversity protection and water and waste management, into our group’s decision-making and activities, while striving for continuous improvement in our group’s environmental management system and overall performance. Our group’s engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our group’s understanding of ecosystems, the potential environmental impacts of our group’s facilities and development of associated management plans.
Brookfield Renewable also supports the market for green financing products, helping to accelerate the transformation and decarbonization of global electricity generation, while reducing the cost of our group’s borrowing. Brookfield Renewable’s Green Financing Committee, comprised of representatives from our group’s Capital Markets and Treasury teams, manages our group’s sustainable financing strategy in collaboration with Brookfield Renewable’s Sustainability Team. The Chief Financial Officer of our group’s Service Provider oversees our group’s strategy and includes these matters in reports to the board of directors of the Managing General Partner.
In 2023, Brookfield Renewable issued approximately $5 billion of green financings at both the corporate and project levels. This brought our group’s aggregate green issuances to approximately $15 billion, as of December 31, 2023. Additionally, in January 2024, Brookfield Renewable issued an additional C$400 million in green financings at the corporate level. Our group updated its Green Financing Framework which received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of our group’s project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
Social
Brookfield Renewable seeks to make a positive difference for our group’s people and the communities in which our group operates. Within our group’s operations, we maintain a strong focus on health and safety, support the development of our group’s employees and strive to create an open and inclusive work environment for our teams to thrive. Brookfield Renewable continuously strives to achieve excellence in health and safety performance and to be industry leaders in risk management and incident prevention. Brookfield Renewable’s health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our group’s value chain, Brookfield Renewable strives to build strong relationships with its community partners. Our group proactively engages with communities and strives to create shared value. Our group believes having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our group’s facilities. When considering investing in or building a new facility, our group conducts assessments and due diligence to identify local stakeholders. Stakeholders can include communities, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our group’s operations. Brookfield Renewable consults and works proactively with local stakeholders to ensure that their interests and safety are appropriately integrated into our group’s decision-making, developments and operations.
Brookfield Renewable is dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which our group operates with dignity and respect. Our group’s human rights policy and program includes adhering to all laws and regulations that apply to our group’s operations regarding fair labor and employment conditions and making efforts within our group’s business to enhance due diligence, key contract terms, policies, procedures and collaboration with respect to human rights and the supply chain. Our group’s commitment to human rights is integrated throughout our group’s decision-making and operations.
Governance
Brookfield Renewable maintains high ethical standards across our group’s organization, key elements of which include our group’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our group’s contractors, Brookfield Renewable has established a Vendor Code of Conduct to better ensure that our group’s contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. Brookfield Renewable recognizes the importance of transparently reporting our group’s sustainability programs and our group’s ESG progress to stakeholders including our group’s investors. As such, Brookfield Renewable began publishing an annual sustainability report in 2020 detailing how our group embeds environmental, social and governance principles into our group’s business and continue to report in alignment with the recommendations of the Taskforce on Climate-related Financial Disclosures.
Oversight of Brookfield Renewable’s sustainability matters resides with our group’s board of directors and senior leadership team:
•Board of Directors: The board of directors of our group and its committees oversee Brookfield Renewable’s sustainability strategy, which is focused on decarbonization, and reviews Brookfield Renewable’s sustainability approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of our group’s regional businesses. The board of directors of our group receives quarterly updates on sustainability performance.
•Executive Management Team: The Chief Executive Officer of our group’s Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of sustainability programs and goals. The Chief Executive Officer of our group’s Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of our group’s business.

•Regional Business Leads: The Chief Executive Officers of our group’s regional businesses implements local objectives within their business and are accountable for sustainability performance.
•Sustainability Steering Committee: Our group’s Sustainability Steering Committee sets sustainability goals, shares best practices, monitors progress and performance against Brookfield Renewable’s goals and seeks opportunities for improvement. The committee includes the Chief Executive Officers of our group’s regional operating businesses, our group’s Chief Sustainability Officer, and our group’s Chief Risk Officer along with various sustainability and operations experts from across our group’s businesses.
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
•Investment Review: The Service Provider incorporates sustainability factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material sutainability and other findings from due diligence, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high sustainability standards creates value in Brookfield Renewable’s business. The initiatives our group undertakes and the investments Brookfield Renewable makes in building our group’s business are guided by our group’s core set of values around sustainability, as Brookfield Renewable creates a culture and organization that our group believes can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management”. Also see Item 3.D “Risk Factors — General Risk Factors — New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.”
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
Brookfield Renewable targets a 5% to 9% annual distribution growth rate in light of growth it foresees in its operations. As a result of the special distribution, BEP’s regular quarterly distribution per BEP unit was reduced to $0.434 such that the aggregate distribution received by a holder of BEP units and BEPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. The distribution and dividend rates for our company and the partnership have been further adjusted to reflect the three-for-two unit/share split of BEP units and BEPC exchangeable shares completed on December 11, 2020, and the board of directors of our company and of the general partner of BEP approved a further 5% increase in their annual distributions and dividends to $1.42 per BEP unit and $1.42 per BEPC exchangeable share, or $0.355 per BEP unit and $0.355 per BEPC exchangeable share quarterly, respectively, starting with the distribution to be paid on March 28, 2024 to holders of record as at the close of business on February 29, 2024.
The Service Provider
Brookfield
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
(2)    Brookfield’s limited partnership interest in BRELP, held in redeemable/exchangeable partnership units, is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in the Brookfield Holders collectively owning approximately 56% of BEP's issued and outstanding LP units assuming exchange of the redeemable/exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns).
(3)     As of February 23, 2024, the Brookfield Holders, collectively, own approximately 47% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding redeemable/exchangeable partnership units and all of the outstanding BEPC exchangeable shares.
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
(10)    As of February 23, 2024, the Brookfield Holders collectively hold approximately 25% of the BEPC exchangeable shares and BEP owns all of BEPC's class B shares and class C shares. BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. Through their ownership of BEPC exchangeable shares and BEPC’s class B shares, the Brookfield Holders and BEP collectively hold an approximate 81.2% voting interest in BEPC.

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
The partnership operates one of the world’s largest publicly traded, renewable power and transition platforms. Brookfield Renewable’s portfolio consists of hydroelectric, wind, solar, distributed generation and storage facilities in North America, South America, Europe and Asia. Brookfield Renewable has also made investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The LP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
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
In November 2023, Brookfield Renewable Investments Limited, formerly a Perpetual Note Guarantor, continued from Bermuda into Ontario and subsequently amalgamated with Canada Subco pursuant to the provisions of the Business Corporations Act (Ontario). The continuing entity, Canada Subco, is a Perpetual Note Guarantor.
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
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2023.

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
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at http://www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, (together our “Group”), target a total return of 12% to 15% per annum on the renewable assets that we own, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance which can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022	2021
Revenues	$3,967	$3,778	$3,367
Direct operating costs	(1,466)	(1,174)	(1,185)
Management service costs	(88)	(169)	(175)
Interest expense	(1,258)	(1,032)	(900)
Depreciation	(1,342)	(1,179)	(1,115)
Remeasurement of BEPC exchangeable and BEPC class B shares	(106)	1,800	1,267
Income tax expense	(73)	(118)	(87)
Net income (loss)	308	1,850	930
	Average FX rates to USD
	€0.92	0.95	0.85
R$	4.99	5.16	5.40
COP	4,328	4,253	3,742
Current Year Variance Analysis (2023 vs 2022)
Revenues totaling $3,967 million represents an increase of $189 million over the same period in the prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 2,833 GWh of generation and $163 million of revenues, which was partly offset by recently completed asset sales that reduced generation by 1,134 GWh and revenues by $89 million. On a same store, constant currency basis, revenues increased by $92 million as the benefits from higher realized prices across most markets on the back of inflation escalation and commercial initiatives were partially offset by lower hydrology at our Colombian hydroelectric assets and lower average revenue per MWh at our European wind and solar assets as a result of adjustments to the regulated price earned in Spain that decreased revenue in the short term but has no impact on the value of the asset given the regulatory construct.
The weakening of the U.S. dollar relative to the prior year across most currencies increased revenues by $23 million, offset by a $28 million unfavorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,466 million, represents an increase of $292 million compared to prior year due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers, partly offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $88 million represents a decrease of $81 million over the same period in the prior year.
Interest expense totaling $1,258 million represents an increase of $226 million over the same period in the prior year due to growth in our portfolio and upfinancings completed in the prior year at our North American and South American hydroelectric assets to fund the growth of our business.
Remeasurement of BEPC exchangeable shares resulted in a $106 million loss due to the movement in the LP unit price during the period.
Depreciation expense totaling $1,342 million represents an increase of $163 million over the same period in the prior year due to the growth of our business.
Net income totaling $308 million represents an increase of $1,542 million over the same period in the prior year due to the above noted items, other income relating to non-recurring income and a gain on sale of non-core wind assets.

Prior Year Variance Analysis (2022 vs 2021)
Revenues totaling $3,778 million represents an increase of $411 million over the same period in the prior year due to the growth of our business and higher power prices. Recently acquired and commissioned facilities contributed 2,083 GWh of generation and $131 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 624 GWh and revenues by $62 million. On a same store, constant currency basis, revenue increased by $467 million primarily due to higher average realized revenue per MWh due to inflation indexation, recontracting initiatives, and higher global merchant power, as well as stronger hydrology across our fleet.
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

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	December 31, 2023	December 31, 2022
Assets held for sale	$—	$698
Current assets	3,298	3,426
Equity-accounted investments	644	451
Property, plant and equipment, at fair value	44,038	37,828
Total assets	49,421	43,288
Liabilities directly associated with assets held for sale	—	217
Non-recourse borrowings	16,072	13,715
Deferred income tax liabilities	5,819	5,263
BEPC exchangeable shares and class B shares	4,721	4,364
Total equity in net assets	17,129	16,824
Total liabilities and equity	49,421	43,288
	FX rates to USD
	€0.91	0.93
R$	4.84	5.22
COP	3,822	4,810
Property, plant and equipment
Property, plant and equipment totaled $44.0 billion as at December 31, 2023 compared to $37.8 billion as at December 31, 2022, representing an increase of $6.2 billion. Our acquisitions during the year, included a 136 MW portfolio of operating wind assets in Brazil, a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline and a 60 MW portfolio of operating wind assets in Brazil, increasing property plant and equipment by $3.7 billion.Our continued investments in the development of power generation assets and our sustaining capital expenditure increased property, plant and equipment by $1.3 billion. The weakening of the U.S. dollar versus the Colombian Peso and Brazilian Reais increased property, plant and equipment by $2.6 billion. The increase was partly offset by $1.3 billion depreciation expense associated with property, plant and equipment.
See Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled nil and nil, respectively, as at December 31, 2023 compared to $698 million and $217 million, respectively, as at December 31, 2022.
In the first quarter of 2023, the company’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. The company retained its 22% interest in the investment and accordingly, did not receive proceeds from the sale. Subsequent to the completion of the sale, the company no longer consolidates this investment and recognized its interest as an equity accounted investment.
In the third quarter of 2023, Brookfield Renewable completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay.

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
Our company sells electricity to Brookfield through a single long-term PPA across our New York hydroelectric facilities.
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
Our company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
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
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2023 (December 31, 2022: nil). The interest expense on the Brookfield revolving credit facility and deposit for the year ended December 31, 2023 totaled nil (2022: nil and 2021: nil).
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in the company’s December 31, 2022 audited consolidated financial statements. For a description of certain of our agreements with Brookfield and the partnership, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ended December 31, 2023.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2023	2022	2021
Revenues
Power purchase and revenue agreements	$10	$72	$163

Direct operating costs
Energy purchases(1)	$(19)	$(22)	$(62)
Energy marketing fee & other services	(2)	(7)	(11)
Insurance expense(2)	—	—	(20)
	$(21)	$(29)	$(93)

Interest expense
Borrowings	$(19)	$(17)	$(29)

Other
Interest income	$29	$9	$10
Dividend income	$7	$—	$—
Other related party services	$3	$(4)	$(13)
Financial instrument gain	$9	$4	$—

Management service costs	$(88)	$(169)	$(175)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. The company recognized nil (2022: nil 2021: $62 million) gains associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2023 were 0.00 (2022: 0.00 2021:$20 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims are not included in the table above.

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2023	2022
Current assets
Due from related parties
Amounts due from	Brookfield	$39	$41
	The partnership	1,366	563
	Equity-accounted investments and other	22	11
		$1,427	$615

Non-current assets
Financial instrument assets	Brookfield	$170	$292

Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$26	$37
	The partnership	238	315
	Equity-accounted investments and other	8	12
	Brookfield Reinsurance	184	100
		456	464

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$79	$—
	The partnership	$850	$—
	Equity-accounted investments and other	$1	$—

Non-recourse borrowings	Brookfield Reinsurance and associates	14	15

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric	14,449	14,567	$1,212	$1,095	$787	$713	$504	$504
Wind	1,728	1,872	152	176	138	132	108	101
Utility-scale solar	1,261	870	165	167	146	165	94	114
Distributed energy & sustainable solutions(2)	886	753	125	146	101	84	80	64
Corporate	—	—	—	—	15	(5)	(70)	(171)
Total	18,324	18,062	$1,654	$1,584	$1,187	$1,089	$716	$612
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 623 GWh (2022: 466 GWh) from facilities that do not have a corresponding long-term average. See Part 9 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2023	2022
Revenue	$1,212	$1,095
Other income	51	44
Direct operating costs	(476)	(426)
Adjusted EBITDA(1)	787	713
Interest expense	(261)	(175)
Current income taxes	(22)	(34)
Funds From Operations	$504	$504

Generation (GWh) – actual	14,449	14,567
Average revenue per MWh	78	72
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our hydroelectric business was $504 million versus $504 million in the prior year as the benefit of higher average revenue per MWh due to inflation indexation on our contracted generation, favorable hydrology conditions in the United States and Brazil were offset by lower resources in Colombia as the prior year benefited from well above LTA conditions and higher interest expense due to financing initiatives completed to fund growth.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2023	2022
Revenue	$152	$176
Other income	33	10
Direct operating costs	(47)	(54)
Adjusted EBITDA(1)	138	132
Interest expense	(28)	(29)
Current income taxes	(2)	(2)
Funds From Operations	$108	$101

Generation (GWh) – actual	1,728	1,872
Average revenue per MWh	74	67
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business was $108 million versus $101 million in the prior year primarily due to the benefits from our newly acquired and commissioned facilities, inflation indexation on our contracted generation, and gains on sale of non-core assets and the partial sale of certain North American development assets, partially offset by lower resources and lower prices earned by our Spanish assets as a result of adjustments to the regulated price that decreased revenues in the short term but has no impact on value given the regulatory construct.

UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS)	2023	2022
Revenue	$165	$167
Other income	23	37
Direct operating costs	(42)	(39)
Adjusted EBITDA(1)	146	165
Interest expense	(50)	(50)
Current income taxes	(2)	(1)
Funds From Operations	$94	$114

Generation (GWh) – actual	1,261	870
Average revenue per MWh	129	189
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $94 million versus $114 million in the prior year as the benefits from newly acquired and commissioned facilities was more than offset by lower generation on a same store basis and lower average revenue per MWh due to adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the year ended December 31:

(MILLIONS)	2023	2022
Revenue	$125	$146
Other income	18	8
Direct operating costs	(42)	(70)
Adjusted EBITDA(1)	101	84
Interest expense	(21)	(20)
Funds From Operations	$80	$64

Generation (GWh) – actual	886	753
Average revenue per MWh	141	188
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & sustainable solutions business was $80 million versus $64 million in the prior year as the benefits from stronger resources were partly offset by a decrease in average revenue per MWh due to generation mix and lower grid stability prices at our pumped storage facility driven by lower pricing volatility.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric	14,567	13,947	1,095	992	713	623	504	472
Wind	1,872	2,180	176	199	132	166	101	129
Utility-scale solar	870	745	167	166	165	139	114	85
Distributed energy & sustainable solutions(2)	753	734	146	126	84	78	64	59
Corporate	—	—	—	—	(5)	—	(171)	(191)
Total	18,062	17,606	1,584	1,483	1,089	1,006	612	554
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 623 GWh (2022: 466 GWh) from facilities that do not have a corresponding long-term average. See Part 9 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$1,095	$992
Other income	44	55
Direct operating costs	(426)	(424)
Adjusted EBITDA(1)	713	623
Interest expense	(175)	(140)
Current income taxes	(34)	(11)
Funds From Operations	$504	$472

Generation (GWh) – actual	14,567	13,947
Average revenue per MWh	72	63
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
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$176	$199
Other income	10	26
Direct operating costs	(54)	(59)
Adjusted EBITDA(1)	132	166
Interest expense	(29)	(35)
Current income taxes	(2)	(2)
Funds From Operations	$101	$129

Generation (GWh) – actual	1,872	2,180
Average revenue per MWh	67	85
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

UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$167	$166
Other income	37	15
Direct operating costs	(39)	(42)
Adjusted EBITDA(1)	165	139
Interest expense	(50)	(53)
Current income taxes	(1)	(1)
Funds From Operations	$114	$85

Generation (GWh) – actual	870	745
Average revenue per MWh	189	196
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $114 million versus $85 million million in the prior year as the benefit from newly commissioned facilities ($3 million and 162 GWh) and higher market prices in Spain was partly offset by lower resources.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the year ended December 31:

(MILLIONS)	2022	2021
Revenue	$146	$126
Other income	8	2
Direct operating costs	(70)	(50)
Adjusted EBITDA(1)	84	78
Interest expense	(20)	(20)
Current income taxes	—	1
Funds From Operations	$64	$59

Generation (GWh) – actual	753	734
Average revenue per MWh	188	197
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

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2023:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$493	$116	$200	$(2)	$(499)	$308
Add back or deduct the following:
Depreciation	542	384	322	94	—	1,342
Deferred income tax expense (recovery)	(8)	(4)	(24)	2	(6)	(40)
Foreign exchange and financial instrument loss (gain)	(140)	(7)	(6)	5	(11)	(159)
Other(1)	31	(162)	(191)	2	11	(309)
Dividends on BEPC exchangeable shares(2)	—	—	—	—	241	241
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	106	106
Management service costs	—	—	—	—	88	88
Interest expense(2)	626	137	205	46	3	1,017
Current income tax expense	84	14	12	—	3	113
Amount attributable to equity accounted investments and non-controlling interests(3)	(841)	(340)	(372)	(46)	79	$(1,520)
Adjusted EBITDA	$787	$138	$146	$101	$15	$1,187
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $1,258 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$368	$(3)	$38	$44	$1,403	$1,850
Add back or deduct the following:
Depreciation	502	305	275	97	—	1,179
Deferred income tax expense (recovery)	(69)	55	(8)	7	—	(15)
Foreign exchange and financial instrument loss (gain)	170	(71)	(27)	(3)	(4)	65
Other(1)	66	59	96	17	4	242
Dividends on BEPC exchangeable shares(2)	—	—	—	—	220	220
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,800)	(1,800)
Management service costs	—	—	—	—	169	169
Interest expense(2)	474	127	162	44	5	812
Current income tax expense	123	8	2	—	—	133
Amount attributable to equity accounted investments and non-controlling interests(3)	(921)	(348)	(373)	(122)	(2)	$(1,766)
Adjusted EBITDA	$713	$132	$165	$84	$(5)	$1,089
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2021:

	Attributable to Brookfield Renewable
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$318	$(155)	$(19)	$34	$752	$930
Add back or deduct the following:
Depreciation	437	353	247	78	—	1,115
Deferred income tax expense (recovery)	140	(32)	(30)	(14)	(8)	56
Foreign exchange and financial instrument loss (gain)	7	44	(29)	6	(34)	(6)
Other(1)	80	109	78	32	157	456
Dividends on BEPC exchangeable shares(2)	—	—	—	—	209	209
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,267)	(1,267)
Management service costs	—	—	—	—	175	175
Interest expense(2)	322	133	174	46	16	691
Current income tax expense	24	6	1	—	—	31
Amount attributable to equity accounted investments and non-controlling interests(3)	$(705)	$(292)	$(283)	$(104)	$—	$(1,384)
Adjusted EBITDA	$623	$166	$139	$78	$—	$1,006
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022	2021
Net income	$308	$1,850	$930
Add back or deduct the following:
Depreciation	1,342	1,179	1,115
Foreign exchange and financial instruments loss (gain)	(159)	65	27
Deferred income tax expense (recovery)	(40)	(15)	56
Other(1)	(316)	242	456
Dividends on BEPC exchangeable shares	241	220	209
Remeasurement of BEPC exchangeable and BEPC class B shares	106	(1,800)	(1,267)
Amount attributable to equity accounted investments and non-controlling interest(2)	(766)	(1,129)	(972)
Funds From Operations	$716	$612	$554
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	December 31, 2023	December 31, 2022
Our company's share of cash and cash equivalents	$249	$197
Authorized credit facilities(1)	2,375	2,375
	2,624	2,572
Available portion of subsidiary credit facilities	104	134
Brookfield Renewable group liquidity on a proportionate basis	1,393	989
Available liquidity	$4,121	$3,695
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
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ended December 31, 2023. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5% increase in its annual distribution to $1.42 per LP unit, or $0.3550 per LP unit quarterly, starting with the distribution paid in March 2024, an increase from $1.35 per LP unit in 2023 (2022: $1.28 per LP unit and 2021: $1.22 per LP unit). This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2023			2022
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Proportionate non-recourse borrowings(2)
Hydroelectric	7.2%	6	3,013	6.9%	7	$2,894
Wind	6.3%	10	1,088	5.0%	9	613
Utility-scale solar	5.9%	14	1,786	5.2%	13	1,025
Distributed energy & sustainable solutions	5.6%	12	312	4.8%	8	371
	6.6%	9	6,199	6.1%	9	4,903
Proportionate unamortized financing fees, net of unamortized premiums			(45)			(45)
			6,154			4,858
Equity-accounted borrowings			(163)			(161)
Non-controlling interests and other(3)			10,081			9,018
As per IFRS Statements			$16,072			$13,715
(1)Includes cash yields on tax equity.
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity adjustments.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest payable on a proportionate basis as at December 31, 2023:

(MILLIONS)	2024	2025	2026	2027	2028	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Credit facilities	$—	$—	$—	$—	$—	$—	$—
Hydroelectric	78	270	210	130	102	1,071	1,861
Wind	64	13	1	1	125	201	405
Utility-scale solar	2	20	1	1	137	194	355
Distributed energy & sustainable solutions	—	—	—	—	45	71	116
	144	303	212	132	409	1,537	2,737
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	112	106	118	97	110	610	1,153
Wind	95	78	73	67	56	315	684
Utility-scale Solar	104	108	107	108	105	897	1,429
Distributed energy & sustainable solutions	19	17	15	15	16	114	196
	330	309	313	287	287	1,936	3,462
Total	$474	$612	$525	$419	$696	$3,473	$6,199
Interest payable(1)
Non-recourse borrowings
Hydroelectric	$208	$189	$166	$142	$128	$406	$1,239
Wind	52	40	36	33	26	56	243
Utility-scale Solar	73	75	70	65	57	245	585
Distributed energy & sustainable solutions	13	13	12	11	10	19	78
Total	$346	$317	$284	$251	$221	$726	$2,145
(1)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable-rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2028 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
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
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows for the years ended December 31:

(MILLIONS)	2023	2022	2021
Cash flow provided by (used in):
Operating activities	$1,603	$1,284	$395
Financing activities	(636)	(402)	678
Investing activities	(1,018)	(738)	(1,027)
Foreign exchange gain (loss) on cash	36	(19)	(33)
Increase (decrease) in cash and cash equivalents	$(15)	$125	$13
Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2023 totaled $1,603 million compared to $1,284 million in 2022 and $395 million in 2021, reflecting the strong operating performance of our business during the periods.
Financing Activities
Cash flows used in financing activities totaled $636 million for the year ended December 31, 2023. The strength of our balance sheet allowed us to raise proceeds of approximately $3,041 million, including $251 million from equity financing net of transaction fees through a bought deal of BEPC exchangeable shares during the second quarter of 2023. The proceeds raised to fund the growth of our business through the investing activities noted below were offset by the repayment of borrowings. Distributions paid during the year to the partnership and participating non-controlling interest in operating subsidiaries totaled $669 million.
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

Investing Activities
Cash flows used in investing activities totaled $1,018 million for the year ended December 31, 2023. During the year, we invested $180 million into growth, including a 136 MW portfolio of operating wind assets in Brazil, a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline, and a 60 MW portfolio of operating wind assets in Brazil. Our continued investment in our property, plant and equipment, including 248 MW of wind development projects in Brazil, 200 MW of wind development projects in the U.S. and 60 MW of solar assets in Colombia totaled $1,028 million, partially offset by proceeds of $243 million generated from the sale of non-core wind assets and financial securities for the year ended December 31, 2023.
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
SHARES AND UNITS OUTSTANDING
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
On June 16, 2023, the company completed the issuance of 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $33.80 per Exchangeable Share for gross proceeds of $251 million. The company recorded $10 million related to transaction costs inclusive of fees paid to underwriters in Other on the consolidated statements of income.
Our company’s capital structure is comprised of the following shares:

(SHARES)	December 31, 2023
BEPC exchangeable shares	179,651,526
BEPC class B shares	165
BEPC class C shares	194,460,874

BEPC exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of an LP unit. Our company has the option to satisfy the exchange either by delivering an LP unit or the cash equivalent of an LP unit. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ending December 31, 2023. During the year ended December 31, 2023, our shareholders exchanged 8,465 (2022: 12,308 and 2021: 16,071) BEPC exchangeable shares for an equivalent number of LP units, on a post-split basis. BEPC class B and BEPC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of BEPC class B or BEPC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and the cash redemption feature of the BEPC class B and BEPC class C shares, the BEPC exchangeable shares, BEPC class B shares, and BEPC class C shares are classified as financial liabilities. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the year ended December 31, 2023, our company declared dividends of $241 million (2022: $220 million and 2021: $209 million) on its outstanding BEPC exchangeable shares. Dividends on our BEPC exchangeable shares are presented as interest expense in the consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the year.
As at December 31, 2023, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 44,813,835 BEPC exchangeable shares on a combined basis and the remaining is held by public investors.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2023, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.9 million BEPC Exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2023.
As at the date of this report, Brookfield and its affiliates, including the partnership, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.2% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including the partnership, hold an approximate 18.8% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 26 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2023, letters of credit issued amounted to $1,135 million (2022: $994 million).

Two direct and indirect wholly owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2023	2022	2021
Operational information:
Capacity (MW)	32,949	25,377	21,049
Total generation (GWh)
Long-term average generation	75,584	63,656	58,913
Actual generation	69,704	63,036	56,629
Proportionate generation (GWh)
Actual generation	29,467	28,669	27,150
Additional financial information:
Net loss attributable to Unitholders	$ (100)	$ (295)	$ (368)
Basic loss per LP unit(1)	(0.32)	(0.60)	(0.69)
Proportionate Adjusted EBITDA(2)	2,182	2,002	1,876
Funds From Operations(2)	1,095	1,005	934
Funds From Operations per Unit(2)(3)	1.67	1.56	1.45
Distribution per LP unit(3)	1.35	1.28	1.22
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2023	2022	2021
Property, plant and equipment, at fair value	$ 64,005	$ 54,283	$ 49,432
Equity-accounted investments	2,546	1,392	1,107
Total assets	76,128	64,111	55,867
Total borrowings	29,702	24,850	21,529
Deferred income tax liabilities	7,174	6,507	6,215
Other liabilities	9,273	6,468	4,127
Participating non-controlling interests – in operating subsidiaries	18,863	14,755	12,303
General partnership interest in a holding subsidiary held by Brookfield	55	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,684	2,892	2,894
BEPC exchangeable shares	2,479	2,561	2,562
Preferred equity	583	571	613
Perpetual subordinated notes	592	592	592
Preferred limited partners’ equity	760	760	881
Limited partners’ equity	3,963	4,096	4,092
Total liabilities and equity	76,128	64,111	55,867
Debt-to-total capitalization (market value)(4)	40%	39%	33%
(1)For the year ended December 31, 2023, average LP units totaled 282.4 million (2022: 275.2 million and 2021: 271.1 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2023 totaled 657.1 million (2022: 645.9 million and 2021: 609.5 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity, and Unitholder equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2023				2022
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$1,066	$934	$901	$1,066	$956	$896	$997	$929
Net (loss) income	(502)	1,370	360	(920)	1,078	517	1,137	(882)
Net (loss) income attributable to the partnership	(747)	1,340	291	(1,065)	953	480	1,046	(976)

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 and 2022
The following chart reflects the generation and summary financial figures of our company on a proportionate basis for the three months ended December 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric	3,219	3,657	$273	$270	$173	$176	$103	$125
Wind	621	460	45	45	29	30	22	22
Utility-scale Solar	362	211	43	24	32	25	19	12
Distributed energy & sustainable solutions(2)	218	139	23	36	24	20	19	15
Corporate	—	—	—	—	1	—	5	(35)
Total	4,420	4,467	$384	$375	$259	$251	$168	$139
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 173 GWh (2022: 87 GWh) from facilities that do not have a corresponding long-term average. See Part 9 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2023:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$98	$102	$159	$10	$(871)	$(502)
Add back or deduct the following:
Depreciation	142	136	87	24	—	389
Deferred income tax recovery	(13)	(45)	(7)	(2)	(2)	(69)
Foreign exchange and financial instrument loss (gain)	(50)	39	(5)	(2)	(12)	(30)
Other(1)	4	(191)	(177)	(19)	—	(383)
Dividends on BEPC exchangeable shares(2)	—	—	—	—	61	61
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	816	816
Management service costs	—	—	—	—	(6)	(6)
Interest expense(2)	163	36	52	11	6	268
Current income tax expense	17	8	6	—	3	34
Amount attributable to equity accounted investments and non-controlling interests(3)	(188)	(56)	(83)	2	6	$(319)
Adjusted EBITDA	$173	$29	$32	$24	$1	$259
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $329 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
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

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$155	$21	$(36)	$5	$933	$1,078
Add back or deduct the following:
Depreciation	125	76	86	22	—	309
Deferred income tax expense (recovery)	(52)	13	(5)	4	—	(40)
Foreign exchange and financial instrument loss (gain)	(18)	(14)	6	(2)	(5)	(33)
Other(1)	64	(17)	3	12	6	68
Dividends on BEPC exchangeable shares(2)	—	—	—	—	55	55
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,026)	(1,026)
Management service costs	—	—	—	—	37	37
Interest expense(2)	138	34	47	11	—	230
Current income tax expense (recovery)	31	3	1	—	—	35
Amount attributable to equity accounted investments and non-controlling interests(3)	(267)	(86)	(77)	(32)	—	$(462)
Adjusted EBITDA	$176	$30	$25	$20	$—	$251
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Net income (loss)	$(502)	$1,078
Add back or deduct the following:
Depreciation	389	309
Foreign exchange and financial instruments gain	(30)	(33)
Deferred income tax recovery	(69)	(40)
Other(1)	(383)	68
Dividends on BEPC exchangeable shares	61	55
Remeasurement of BEPC exchangeable and BEPC class B shares	816	(1,026)
Amount attributable to equity accounted investments and non-controlling interest(2)	(114)	(272)
Funds From Operations	$168	$139
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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
'- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2023, we had on a proportionate basis approximately 88% of 2024 generation (2022: 92% of 2023 generation) contracted under power purchase agreements and financial contracts excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 93% and 70% of 2024 generation (2022: 90% and 67% of 2023 generation, respectively) contracted under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency	We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, and Colombian peso – related to operations, anticipated transactions, and certain foreign currency debt.
'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 60% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 10% of our portfolio cash flow, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure currencies in South America – representing 30% of our portfolio cash flow – due to the high costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our variable-rate debt.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed-rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed-rates on certain anticipated future debt issuances and on floating rate debts
- Our proportionate floating rate exposure represents 21% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our variable-rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Credit
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

'- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2023, 92% (2022: 96%) of the company’s trade receivables were current

Financial Risk	Description of Risk	Management of Risk
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

'- As at December 31, 2023, available group liquidity was $4.1 billion. Liquidity is comprised of the group's proportionate share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and share of subsidiary credit facilities. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2023 and December 31, 2022 and for each of the years in the three years ended December 31, 2023 are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and material accounting policy information in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provision, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2023. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
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
Our company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2027 to 2035 in North America, 2030 in Colombia and 2027 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
NEW ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. The company operates in countries which have enacted new legislation to implement the global minimum top-up tax. The company has applied the temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.
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
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
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

Our company uses Adjusted EBITDA to assess the performance of our company before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
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
Our company uses Funds From Operations to assess the performance of our company before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the audited annual consolidated financial statements of our company, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect our company to incur over the long-term investment horizon of our company.
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

5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”
PRICE RANGE AND TRADING VOLUME OF THE BEP UNITS
The BEP units are listed and posted for trading on the NYSE under the symbol “BEP”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the NYSE for the periods indicated, in United States dollars (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	($)	($)
2024
January 1, 2024 – February 23, 2024	27.47	22.9	14,519,588
2023
January 1, 2023 – March 31, 2023	31.6	25.5	20,360,920
April 1, 2023 – June 30, 2023	32.76	28.57	15,120,812
July 1, 2023 – September 30, 2023	30.32	21.46	23,404,551
October 1, 2023 – December 31, 2023	27.81	25.5	20,360,920
2022
January 1, 2022 – March 31, 2022	41.66	30.93	28,395,267
April 1, 2022 – June 30, 2022	41.95	32.78	18,962,568
July 1, 2022 – September 30, 2022	41.3	30.85	15,205,028
October 1, 2022 – December 31, 2022	32.85	24.13	27,219,586
2021
January 1, 2021 – March 31, 2021	49.87	37.74	34,278,278
April 1, 2021 – June 30, 2021	44.3	34.55	21,954,383
July 1, 2021 – September 30, 2021	41.77	35.61	15,305,484
October 1, 2021 – December 31, 2021	40.86	32.85	23,136,088
The BEP units are listed and posted for trading on the TSX under the symbol “BEP.UN”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the TSX for the periods indicated, in Canadian dollars (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	(C$)	(C$)
2024
January 1, 2024 – February 23, 2024	36.76	30.94	7,641,245
2023
January 1, 2023 – March 31, 2023	42.74	34.74	13,663,336
April 1, 2023 – June 30, 2023	44.13	37.89	9,648,693
July 1, 2023 – September 30, 2023	39.9	29.15	12,267,967
October 1, 2023 – December 31, 2023	37.24	27.43	18,516,932
2022
January 1, 2022 – March 31, 2022	52.98	39.24	20,351,742
April 1, 2022 – June 30, 2022	52.38	42.77	14,555,802
July 1, 2022 – September 30, 2022	53.09	42.24	11,832,868
October 1, 2022 – December 31, 2022	44.81	32.58	21,022,986
2021
January 1, 2021 – March 31, 2021	63.39	47.87	20,522,570
April 1, 2021 – June 30, 2021	55.4	41.88	16,416,651
July 1, 2021 – September 30, 2021	52.41	45.5	10,533,934
October 1, 2021 – December 31, 2021	50.54	42.05	13,947,076

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
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A, “Operating Results - Part 8 - Critical Estimates and Accounting Policies”.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    DIRECTORS AND SENIOR MANAGEMENT
The BEPC Board of Directors
The following table presents certain information concerning the board of directors of BEPC:

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	75	Chair	Vice Chair of Brookfield

Scott Cutler Utah, United States	54	Director	Chief Executive Officer of StockX

Eleazar de Carvalho Filho(2)(5) Sao Paulo, Brazil	66	Director	Founder of Virtus BR Partners; director of TechnipFMC plc, Grupo Pão de Açúcar; Chairman of Oi S.A.

Sarah Deasley London, United Kingdom	54	Director	Executive Director of Frontier Economics

Nancy Dorn(3) Georgia, United States	65	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	84	Director	Director

Randy MacEwen (5) British Columbia, Canada	55	Director	President and Chief Executive Officer of Ballard Power Systems

Lou Maroun(3) Warwick, Bermuda	73	Director	Chairman of Sigma Capital Corporation

Stephen Westwell(2) London, United Kingdom	65	Director	Director

Patricia Zuccotti(2) Washington, United States	76	Director	Director

(1)The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.
(2)Member of the BEPC audit committee. Patricia Zuccotti is the chair of the BEPC audit committee and is the BEPC “audit committee financial expert” as defined by the SEC. Each member of the BEPC audit committee is financially literate.
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
Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of BEPC since the completion of the special distribution. Mr. Blidner is a Vice Chair and a director of Brookfield Corporation. He serves as Chair of the general partner of BEP and Chair of the general partner of Brookfield Business Partners. He also serves as a director of the general partner of Brookfield Infrastructure Partners L.P., the general partner of Brookfield Property Partners L.P., Brookfield Infrastructure Corporation, Brookfield Business Corporation and Brookfield Property REIT Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LL.B from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of BEPC since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently Chairman of Oi S.A. He also serves on the board of directors of TechnipFMC plc and Companhia Brasileira de Distribuição (Grupo Pão de Açúcar). Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.
Sarah Deasley. Dr. Deasley is a director of BEPC since 2022 and is also a director of the general partner of BEP. Dr. Deasley began her career as an economist with the U.K.’s newly created electricity regulator before moving to consultancy in 1994. She is recognized for her work on the implications of the move to a low-carbon economy, including in the areas of hydrogen transition, renewables, heat decarbonization and carbon capture, utilization and storage. In 2013, she was appointed an Executive Director of Frontier Economics, one of Europe’s largest economic consultancies, where she focuses predominantly on the energy sector, and she was also appointed as a Non-Executive Director at the North Sea Transition Authority in 2020 where she serves on Nomination, Remuneration and the Audit and Risk Committees. Dr. Deasley has served as a trustee of Sustainability First since 2015 and a member of Carbon Connect’s Advisory Board since 2018. Dr. Deasley has a PhD in Economics from Imperial College, London.
Nancy Dorn. Ms. Dorn is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.

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
Lou Maroun. Mr. Maroun is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P. where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
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
Stephen Westwell. Mr. Westwell is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is the Interim Chair of the board of directors of Sasol Pty Limited, a global oil and chemical company, where he serves as Chairman of the Nomination and Governance Committee. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
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
Compensation
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the general partner of BEP and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2022, each of the directors received $165,000 for their service on the board of directors and committees of the general partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. Additionally, effective

January 1, 2024, in recognition of the time commitment required by certain directors for travel to attend board meetings in Bermuda, directors resident in certain locations receive an annual long distance travel stipend of $15,000.
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
Neither the partnership nor our company have any employees, other than employees of its operating subsidiaries. Brookfield Renewable has entered into a Master Services Agreement with the Service Provider pursuant to which the Service Provider provides or arranges for other service providers to provide day-to-day management and administrative services for Brookfield Renewable and the other Service Recipients. For additional information, see Item 6.A “Directors and Senior Management—BEPC Management” and Item 6.A “Directors and Senior Management—The Master Services Agreement”.
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
Additional Information About Directors and Officers
To our knowledge, within the past ten years, and except as set forth below, no director or executive officer of the company and no employee of the Service Provider who performs an executive function for BEPC has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. Mr. de Carvalho Filho was re-elected as a director and Chairman of Oi S.A. in October 2020 and in March 2023. As of the date of this Form 20-F, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protection.

To our knowledge, no director or executive officer of BEPC and no employee of the Service Provider who performs an executive function for BEPC, nor any personal holding company thereof owned or controlled by them, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
To our knowledge, within the past ten years, no director or executive officer of the company and no employee of the Service Provider who performs an executive function for BEPC, nor any personal holding company thereof owned or controlled by them, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.
BEPC Management
The Service Provider currently provides management services to our group pursuant to the Master Services Agreement. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide Brookfield Renewable with management services under the Master Services Agreement.
Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Provider, the partnership pays an annual management fee to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited L.P., a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in BRELP’s limited partnership agreement.
BEPC, like the partnership, is externally managed by the Service Provider. BEPC is responsible for its proportionate share of the base management fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership.
BEPC does not have any employees, other than employees of its operating subsidiaries. Instead, similar to the partnership, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfil the Service Provider’s obligations under the Master Services Agreement. See Item 4.B “Business Overview - About Brookfield” and Item 7.B “Related Party Transactions” for more information.
The following table presents certain information concerning the individuals who are principally responsible for our operations and their positions with the Service Provider as of the date of this Form 20-F.

Name	Years of Experience in industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	14	11	Chief Executive Officer
Wyatt Hartley	18	14	Chief Financial Officer
Jennifer Mazin	25	10	General Counsel

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
Jennifer Mazin. Ms. Mazin is General Counsel of the Service Provider and a Managing Partner of Brookfield. Ms. Mazin provides oversight of Brookfield Renewable’s legal matters on a global basis, including transactional execution, corporate governance and compliance. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.
See also information contained under Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership” and Item 7.B “Related Party Transactions”.
Management Diversity
BEPC is externally managed by the Service Provider, and accordingly, BEPC does not evaluate, determine or make any hiring or promotion decisions for the Service Provider. The Service Provider makes hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Provider is committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Provider appreciates the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Provider does not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 33% of Brookfield Renewable’s executive management team are women.
The Master Services Agreement
BEPC, like the partnership, is externally managed by the Service Provider. The Master Services Agreement provides the Service Provider for oversight of our business and provides the services of senior officers to BEPC for a management service fee, comparable to the services provided to the partnership by the Service Provider. BEPC is responsible for its proportionate share of the base management fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership. See also Item 7.B “Related Party Transactions—Incentive Distributions”.
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
Appointment of the Service Provider and Services Rendered
Under the Master Services Agreement, the Service Recipients have appointed the Service Provider, as the service provider, to provide the following services, or arrange for their provision by an appropriate service provider:
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
Notwithstanding the forgoing, all Investment Advisor Services (as defined in the Master Services Agreement) must be provided solely to BRELP. The Service Provider’s activities are subject to the supervision of the BEPC board of directors and of the equivalent governing bodies of each of the other Service Recipients, as applicable. The Service Provider has agreed to exercise the power and discharge the duties conferred under our Master Services Agreement honestly and in good faith, and will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, subject to, and after taking into account, the terms and conditions of the Relationship Agreement.
The Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under the Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management Fee

Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Provider, the partnership pays an annual management fee to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value (the “base management fee”). The base management fee is calculated and paid on a quarterly basis. For purposes of calculating the base management fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in BRELP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.
The table below sets forth the management fees for the years ended December 31, 2023, 2022 and 2021, respectively, all of which were paid by BRELP.

	For the year ended December 31,
$ MILLIONS	2023	2022	2021
Base management fee	$205	$243	$288
To the extent that under any other arrangement BEPC is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of BEPC’s capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by BEPC’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter.
Reimbursement of Expenses and Certain Taxes
The Service Recipients, including BEPC, also reimburse the Service Provider for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Provider for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.
The relevant Service Recipient is required to pay the Service Provider for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Provider for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to BEPC’s financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Provider that are reasonably necessary for the performance by the Service Provider of its duties and functions under the Master Services Agreement.
In addition, the Service Recipients are required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by one of more of the Service Recipients. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Provider will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.
The Service Recipients are also required to pay or reimburse the Service Provider for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the

Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Provider, which are personal to the Service Provider.
Termination
The Master Services Agreement has no fixed term. However, the Service Recipients, including BEPC, may terminate the Master Services Agreement effective upon written notice of termination to the Service Provider if any of the following occurs:
•the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Provider;
•the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•the Service Provider is grossly negligent in the performance of its duties under the agreement and such gross negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of the Service Provider.
The Service Recipients have no right to terminate for any other reason, including if the Service Provider or Brookfield experiences a change of control. The general partner of BEP may only terminate the Master Services Agreement on behalf of the Service Recipients with the prior unanimous approval of the general partner of BEP’s independent directors.
The Master Services Agreement expressly provides that the agreement may not be terminated by the Service Recipients due solely to the poor performance or the underperformance of any of BEPC’s operations.
The Service Provider may terminate the Master Services Agreement effective upon written notice of termination to BEPC if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Provider and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Recipients. The Service Provider may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of any Service Recipient.
If the Master Services Agreement is terminated, the Licensing Agreement, the Brookfield Relationship Agreement and any of Brookfield’s obligations under the Brookfield Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions—Licensing Agreement” and Item 7.B “Related Party Transactions—Brookfield Relationship Agreement” for further details.
Indemnification and Limitations on Liability
Under the Master Services Agreement, the Service Provider has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for under such agreement in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Provider. The Service Provider has agreed to indemnify each of the Service Recipients and its affiliates, and its directors, officers, agents, members, partners, shareholders, employees and other representatives to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) resulting from the Service Provider’s bad faith, fraud, willful misconduct, gross negligence and, in the case of a criminal matter, conduct undertaken with the knowledge that the conduct was unlawful. The maximum amount of the aggregate liability of the Service Provider and its affiliates, the directors, officers, employees, contractors, agents, advisors and other representatives of the Service Provider and their affiliates, will be equal to the amounts previously paid in respect of services pursuant to the Master Services Agreement or any other agreement or arrangement contemplated by the Master Services Agreement in the two most recent calendar years by the Service Recipients. The Service Recipients have also agreed to indemnify each of the Service Provider, Brookfield and their directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with their respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence, or in the case of a criminal matter, conduct that the indemnified person knew to have been unlawful.
Outside Activities
The Master Services Agreement does not prohibit the Service Provider or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with BEPC.
6.B    COMPENSATION
Our Management
Neither the partnership nor our company has any employees, other than employees of its operating subsidiaries. Brookfield Renewable has entered into a Master Services Agreement with the Service Provider pursuant to which the Service Provider provides or arranges for other service providers to provide day-to-day management and administrative services for Brookfield Renewable and the other Service Recipients. For additional information, see Item 6.A “Directors and Senior Management—BEPC Management” and Item 6.A “Directors and Senior Management—The Master Services Agreement”.
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2023, none of the directors, officers, employees and former directors, officers and employees of our Company, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
Election and Removal of Directors
The BEPC board is elected by the shareholders of BEPC and each of BEPC’s current directors will serve until the close of the next annual meeting of shareholders of BEPC or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the BEPC board may be filled and additional directors may be added by a resolution of the shareholders of BEPC or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of BEPC. A director will be automatically removed from the BEPC board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. The partnership, through its ownership of BEPC class B shares, will have a 75% voting interest in BEPC and will be able to control the election and removal of directors serving on the BEPC board. See Item 3.D “Risk Factors—Risks Relating to BEPC’s Relationship with Brookfield and the Partnership—Brookfield exercises substantial influence over our group and it is highly dependent on the Service Provider”.
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
•approval of the protocol governing the allocation of employees between BEPC and the Service Provider;
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
Other Directorships
The following directors of BEPC are also directors of other reporting issuers (or the equivalent in foreign jurisdictions):
•Jeffrey Blidner: Brookfield Corporation; Brookfield Infrastructure Corporation; Brookfield Business Corporation; the general partner of each of BEP, Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P.
•Scott Cutler: the general partner of BEP
•Eleazar de Carvalho Filho: TechnipFMC plc; Companhia Brasileira de Distribuição (Grupo Pão de Açúcar); Oi S.A.
•Sarah Deasley: the general partner of BEP
•Nancy Dorn: the general partner of BEP
•Randy MacEwen: Ballard Power Systems
•David Mann: the general partner of BEP
•Lou Maroun: the general partner of each of BEP and Brookfield Property Partners L.P.
•Stephen Westwell: the general partner of BEP; Sasol (Pty) Limited
•Patricia Zuccotti: the general partner of each of BEP and Brookfield Business Partners L.P. and Brookfield Business Corporation
Director Orientation and Education
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
•BEPC’s cybersecurity program and practices; and
•the qualifications, performance and independence of BEPC’s independent accountants.
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
The audit committee had four regular quarterly meetings in 2023 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2024.
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
The BEPC nominating and governance committee is responsible for recommending the appointment by the BEPC board of a person to the office of director and for recommending a slate of nominees for election as directors by shareholders. The BEPC nominating and governance committee is also responsible for assisting and advising the BEPC board with respect to matters relating to the general operation of the BEPC board, BEPC’s governance and the performance of the BEPC board, individual directors and the Service Provider. The BEPC nominating and governance committee must also assess the size and composition of the BEPC board and its committees, review the effectiveness of the BEPC Board’s relations with the Service Provider. The BEPC nominating and governance committee annually reviews the performance of the BEPC board and its committees and the individual contribution of directors through a self-survey.
The BEPC nominating and governance committee had four regular quarterly meetings in 2023. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2024. As if the date of this Form 20-F, the BEPC nominating and governance committee is comprised of the following three directors, David Mann (Chair), Lou Maroun and Nancy Dorn, all of whom are independent directors.
As the Brookfield Holders collectively hold approximately 81.2% of the votes to elect the directors of BEPC, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors, including the need for the BEPC board as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or BEPC are assessed to ensure the BEPC board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the BEPC nominating and governance committee for its review as potential candidates for nomination to the BEPC board. The BEPC nominating and governance committee also recommends to the BEPC board the appointment of an independent director as the lead independent director where the Chair of the BEPC board is not independent.
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
BEPC does not have any executive officers. As the Service Provider manages BEPC pursuant to the Master Services Agreement, the compensation of BEPC’s core senior management team is determined by Brookfield. The BEPC nominating and governance committee is responsible for supervising any changes in the fees to be paid pursuant to the Master Services Agreement. See Item 6.A “Directors and Senior Management—BEPC Management” and Item 6.A “Directors and Senior Management—About Brookfield”.
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
The BEPC board has not developed a written position description for any members of BEPC’s core senior management team. Similar to the partnership, the services of BEPC’s core senior management team are provided by the Service Provider pursuant to the Master Services Agreement.
Code of Business Conduct and Ethics
The BEPC board has adopted a Code of Business Conduct and Ethics (“BEPC Ethics code”), a copy of which is available on, and on BEPC’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov and is available on our website at https://bep.brookfield.com/bepc/corporate-governance/governance-documents. The BEPC Ethics code provides guidelines to ensure that all employees, including BEPC’s directors, respect our group’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the BEPC Ethics code to BEPC’s employees, as appropriate, and has provided training and e-learning tools to support the understanding of the BEPC Ethics code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the BEPC Ethics code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The BEPC audit committee is to be notified of any significant reports of activities that are not consistent with the BEPC Ethics code by Brookfield’s internal auditor. If the BEPC audit committee considers it appropriate, it will notify the BEPC nominating and governance committee and/or the BEPC board of such reports. The BEPC board has not granted any waivers of the BEPC Ethics code to date.
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
Personal Trading Policy
Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, in the partnership and our company. The Brookfield Trading Policy sets forth basis guidelines for trading in the securities of Brookfield, the partnership and our company and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and our company. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. We have adopted the personal trading policy of Brookfield that applies to our directors and officers and the officers and directors of our subsidiaries. See Item 16J. “Insider Trading Policies”
6.D    EMPLOYEES
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
We lease the principal office of our Brazil business, which is located in São Paulo. This office oversees our operations in Brazil, as well as Chile, with approximately 527 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil.
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
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Queensbury, New York and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 740 people, approximately 31% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States. See Item 4.B “Business Overview—Employees and Offices”.
6.E    SHARE OWNERSHIP
Except as described below under Item 7.A “Major Shareholders”, as of the date of this Form 20-F, the directors and officers of our company and the employees of the Service Provider who perform executive functions for our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than one percent of the outstanding BEPC exchangeable shares.
6.F    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information as of February 23, 2024 regarding the beneficial ownership of BEPC exchangeable shares by each person or entity that beneficially own 5% or more of BEPC exchangeable shares. The BEPC exchangeable shares held by our group’s principal shareholders do not entitle such shareholders to different voting rights than those of other holders of BEPC exchangeable shares. However, the BEPC exchangeable shares and the BEPC class B shares have different voting rights. Holders of BEPC exchangeable shares hold a 25% voting interest in BEPC and holders of the BEPC class B shares hold a 75% voting interest in BEPC. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Voting” and Item 10.B “Memorandum and Articles of Association—BEPC Class B Shares—Voting”.
Each of our directors and the individuals at the Service Provider who are principally responsible for our operations (see Item 6.A “Directors and Senior Management—About Brookfield”), individual and collectively, beneficially own less than 1% of our BEPC exchangeable shares.

	BEPC Exchangeable Shares (1)(2)
Name and Address	Number	Percentage
Brookfield Corporation(3)	44,813,835	25%
Blackrock, Inc.(4)	9,282,708	5%

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
(2)     The percentages shown are based on 179,649,643 BEPC exchangeable shares outstanding as of February 23, 2024.
(3)     As reported in Brookfield Corporation’s Schedule 13D/A filed on our EDGAR profile at www.sec.gov on November 15, 2023. Brookfield Corporation may be deemed to be the beneficial owner of 44,813,835 BEPC exchangeable shares that it holds through wholly owned subsidiaries. Included in the BEPC exchangeable shares that Brookfield and its related parties beneficially own are 10,094,152 BEPC exchangeable shares held by subsidiaries of Brookfield Reinsurance. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by subsidiaries of Brookfield Reinsurance with respect to the voting of the BEPC exchangeable shares held by subsidiaries of Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such BEPC exchangeable shares. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 44,813,835 BEPC exchangeable shares. The business address of Brookfield and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.
(4)     As reported in Blackrock, Inc.’s Schedule 13G/A filed on our EDGAR profile at www.sec.gov on on February 12, 2024. The business address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.
The partnership holds all of the BEPC class B shares, having a 75% voting interest, and BEPC class C shares, which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and BEPC class B shares, subject to the prior rights of holders of BEPC preferred shares.
As of February 23, 2024, 6,442 of our outstanding BEPC exchangeable shares were held by 12 holders of record in the United States, not including BEPC exchangeable shares held of record by DTC. As of February 23, 2024, DTC was the holder of record of 78,456,648 BEPC exchangeable shares.

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
Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management across real estate, infrastructure, renewable power, and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world -— including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and notes to our audited consolidated financial statements for the year ended December 31, 2023, 2022 and 2021, respectively.
Brookfield Relationship Agreement
Our group, BRELP, the Service Provider, Brookfield Corporation and others have entered into a relationship agreement (“Brookfield Relationship Agreement”), which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Brookfield Relationship Agreement. Pursuant to the Brookfield Relationship Agreement, Brookfield has agreed that our group will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Our group’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of our group’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit our group’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Fund V, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments, Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments and Brookfield Global Transition Fund II, a global fund focusing on energy transition investments. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside its third-party investors. It is currently intended that Brookfield Renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield Renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e. Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investments made by such accounts). Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of inherent limitations such as our group’s financial capacity, the suitability of funds and acquisition opportunities for our group in terms of the underlying investment characteristics, fit with our group’s strategy and other portfolio construction considerations, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield and the Partnership”.
Under the terms of the Brookfield Relationship Agreement, our group acknowledges and agrees that, subject to providing the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue and engage in other business activities (including investing its own capital and managing other Brookfield Accounts) and provide investment and operational services to third parties that compete directly or indirectly with the activities engaged in by our group as well as the services provided by Brookfield to our group. In addition, Brookfield has established and/or advised, and expects to continue to establish and/or advise other Brookfield Accounts that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities.
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

Under the Brookfield Relationship Agreement, the partnership has agreed that none of Brookfield or the Service Provider, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Provider, will be liable to BEPC for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Brookfield Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the Brookfield Relationship Agreement, nothing in the Brookfield Relationship Agreement is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or investors may have under such laws.
Management Services
As disclosed elsewhere in this Form 20-F, the Service Provider currently provides to Brookfield Renewable management services pursuant to the Master Services Agreement. See Item 6.A “Directors and Senior Management—The Master Services Agreement”. In addition, the Service Provider has agreed to provide investment advisory services to Brookfield Renewable, including services to certain of our group’s operating subsidiaries. To the extent that under these or any other arrangements our group is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of our group’s capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by our group’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—The Master Services Agreement”. For components of the management fee, see Item 6.A “Directors and Senior Management—The Master Services Agreement—Management Fee”.
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
BEPC is responsible for its proportionate share of the base management fee. Our proportionate share of the base management fee will be calculated on the basis of the value of our business relative to that of the partnership.
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
In 2021, two long-term power purchase agreements between Brookfield and the Province of Ontario for the sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and assigned by Brookfield to Brookfield Renewable, and power purchase agreements between Brookfield Renewable and Brookfield pursuant to which Brookfield supported the price that Brookfield Renewable received from the sale of energy generated by GLPL and MPT were terminated. Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh. See also “Related Party Transactions – Conflicts of Interest and Fiduciary Duties”.
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
In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046. The realized price on this contract between Brookfield and Brookfield Renewable was $74 per MWh in 2023.
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
Agreement to Acquire Nuclear Services Operations
In November 2023, BEP, together with institutional partners, completed the acquisition of Westinghouse from Brookfield Business Partners and its institutional partners through a strategic partnership with Cameco for approximately $4.37 billion ($442 million net to Brookfield Renewable). Since BEP and Brookfield Business

Partners are both affiliates of Brookfield Corporation, Brookfield Business Partners is a “related party” of BEP and the transaction constituted a “related party transaction” of BEP as defined in MI 61-101.
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
The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
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
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV, and (B) Brookfield’s policies for adequately addressing conflicts of interest considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which we invest, and our Conflicts Protocols that have been approved by our independent directors or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
Brookfield’s activities include, among others: investment and asset management; managing and investing proprietary as well as insurance and reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Renewable’s ability to successfully implement its strategies or achieve its investment objectives.
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
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with Brookfield Renewable (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds; (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of assets and/or investment vehicles (including closed-end funds, joint ventures and other vehicles) where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions; (iii) startup investments in technology business and growth investments in late-stage technology-enabled service companies, such as Brookfield Technology Partners; (iv) investments in the transition to a net-zero carbon emissions global economy, such as Brookfield Global Transition Fund; (v) energy transition investments in emerging markets with higher target risk-return profiles, such as Catalytic Transition Fund; and (vi) infrastructure and infrastructure-related investments (including among others provision of capital solutions to third-parties). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies, potentially including one or more Brookfield Accounts with an investment mandate of developing and/or holding renewable power assets in China. Each Brookfield Account generally has priority with respect to investment opportunities that meet its investment mandate. It is expected that Brookfield Renewable will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Renewable (or a Brookfield

Account in which we invest) and one or more other Brookfield Account(s) may be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others) (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus, (ii) the nature of the investment focus, objectives, strategies and target rates of return of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), as adjusted from time to time over the life of our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s), (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for Brookfield Renewable (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s), (iv) the relative amounts of capital available for investment, (v) principles of diversification of assets and portfolios (e.g., sector, geographic, risk and/or asset concentration considerations), (vi) expected future capacity of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (vii) cash and liquidity needs, including for active pursuit of pipeline and staged draw investments (including funding obligations with respect to such investments that are contingent upon the achievement of certain milestones) by Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (viii) the availability of other appropriate or similar investment opportunities,(ix) the extent to which the investment professionals involved in managing Brookfield Renewable (or a Brookfield Account in which we invest) or such other Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity, (x) the management of any actual or potential conflict of interest, and/or (xi) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
The determination of whether an investment is within the scope of the investment mandate of Brookfield Renewable (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between Brookfield Renewable (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the Allocation Factors (which may include allocating investment opportunities in accordance with a formula or other systematic approach that Brookfield determines to be fair and equitable at the time such sector- or region-specific sidecar fund is formed).
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also

“Determinations of Value” below. Among other things, if one Brookfield Account is unable to make an additional investment in a particular asset in which it has previously invested, such investment opportunity could be allocated to another Brookfield Account. In such circumstances, the liabilities (including certain expenses related to the investment) will be allocated across such Brookfield Accounts, though there may not be a clear delineation between the expenses and liabilities attributable to each Brookfield Account’s portion, and as a result, one of the Brookfield Accounts could be responsible for more than its share of any shared expenses.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.
Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to Brookfield Renewable (and/or a Brookfield Account in which we invest), but will not be required to disclose to the board of directors or the holders of BEPC exchangeable shares the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for Brookfield Renewable (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for Brookfield Renewable (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of Brookfield Renewable (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities could be allocated to Brookfield Renewable (or a Brookfield Account in which we invest), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts (or both) will be made at the time the investment opportunity arises, and, in

Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Brookfield Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for deposits or other costs or expenses incurred. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be Brookfield Renewable or a Brookfield Account in which we are invested) because of timing (e.g., too late in the term of the Brookfield Account in which we are invested) or it is otherwise capped from pursuing follow-on investments. These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including Brookfield Renewable (or a Brookfield Account in which we invest)).
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
For the avoidance of doubt, any investment opportunity allocated to Brookfield Renewable (or a Brookfield Account in which we invest) may not ultimately be made by Brookfield Renewable (or a Brookfield Account in which we invest), or may be made in an amount that was less than initially allocated to Brookfield Renewable (or a Brookfield Account in which we invest), due to portfolio construction or other similar considerations (including the time remaining under the Brookfield Account’s term, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by Brookfield in its discretion. As a result, Brookfield Renewable (or a Brookfield Account in which we invest) may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, Brookfield Renewable (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse Brookfield Renewable (or the applicable Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether Brookfield Renewable (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.

•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time; and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to Brookfield Renewable (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. Such arrangements will grant certain rights not offered to other investors, including, (a) reducing fees and/or incentive compensation (or providing a rebate thereof) in respect of their investment in a Brookfield Account and (b) offering priority co-investment opportunities alongside a Brookfield Account with a minimum target allocation and reducing fees and/or incentive compensation (or providing a rebate thereof) where such minimum targets are not met. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated its full allocation of co-investment opportunities. As a result of any such circumstances, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such economic circumstances. In addition, Brookfield’s allocation of any co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts
•Allocation of Co-Investments. Investing in Brookfield Renewable (and our investment in any Brookfield Account) does not entitle any shareholder to co-investment opportunities, and holders of BEPC exchangeable shares and BEP’s unitholders will not have any right to receive co-investments. Holders of BEPC exchangeable shares and BEP’s unitholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to Brookfield Renewable.
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Renewable (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or third parties, including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account), or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Renewable (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to Brookfield Renewable (or that Brookfield Account)
Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and Brookfield Renewable will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate, Brookfield Insurance Account or Oaktree Account (as defined below).,
To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including Brookfield Renewable). Conversely, Brookfield (on behalf of our group) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield Commitment with respect to such investments. Brookfield also may assign Brookfield Renewable’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or the Managing General Partner’s independent directors, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to Brookfield Renewable and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.
The allocation of a co-investment opportunity may give rise to certain additional potential conflicts of interest, including that Brookfield may allocate such co-investment opportunity in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship with, or expand its relationship, with Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
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
Brookfield Renewable’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to the Brookfield Accounts in which we invest or other specific investments made by such Brookfield Accounts, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield. Additionally, the form of consideration paid by co-investors may be different from the form of consideration paid by Brookfield Renewable (or a Brookfield Account in which we invest) in connection with a co-investment opportunity (for example, the co-investors and/or our group (or a Brookfield Account in which we invest) may participate in the investment using securities), which would also be expected to create conflicts of interest.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor or those of the relevant Brookfield Account. For example, investors (including Brookfield Renewable) may participate in co‑investment opportunities at different times (e.g., Brookfield Renewable (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors. When Brookfield Renewable (or a Brookfield Account in which we invest) holds an investment alongside co-investors, Brookfield Renewable (or a Brookfield Account in which we invest) may also provide certain guarantees under financing or refinancing arrangements (including non-recourse carve-out, environmental, and interest and expenses guarantees) on behalf of the entire investment, while co-investors may bear their pro rata shares of any amounts to be paid via such guarantees through a backstop indemnity to Brookfield Renewable (or a Brookfield Account in which we invest). If such a guarantee is required to be funded, Brookfield Renewable (or a Brookfield Account in which we invest) will be responsible for the entire amount and will separately be required to seek to collect the co-investor’s portion from the co-investment vehicle. In some cases, Brookfield Renewable (or a Brookfield Account in which we invest) may make a follow-on investment with respect to an investment (or an investment may otherwise seek to raise additional capital) and co-investors or other Brookfield Accounts that have also participated in the investment may elect not to participate in such follow-on investment or capital raise or may not be offered the opportunity to participate in such follow-on investment or capital raise. Furthermore, in connection with a co-investment, co-investors may receive certain governance rights, minority protections and/or additional liquidity rights that would not otherwise be afforded to the investors in respect of their investment in such co-investment opportunity through Brookfield Renewable (or a Brookfield Account in which we invest).
In the event Brookfield and/or Brookfield Renewable participates in co-investment opportunities, Brookfield may determine that it and/or Brookfield Renewable (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or Brookfield Renewable’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the holders of BEPC exchangeable shares, BEP’s unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including Brookfield Renewable) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including Brookfield Renewable or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than Brookfield Renewable (or a Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for Brookfield Renewable (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of Brookfield Renewable (or a Brookfield Account in which we invest) interests. Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than Brookfield Renewable (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to Brookfield Renewable (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of Brookfield Renewable (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.
•Co-Investment Expenses.Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Renewable, and (b) Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Renewable or another Brookfield

Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield Renewable, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Renewable or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including Brookfield Renewable and other Brookfield Accounts) provides benefits overall to Brookfield Renewable (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield Renewable, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, Brookfield Renewable or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to Brookfield Renewable (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, Brookfield Renewable (or the Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).
In certain situations, Brookfield Renewable (or a Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where Brookfield Renewable (or a Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent Brookfield Renewable (or a Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or a Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-

investors) but only to the extent that Brookfield Renewable (or a Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, Brookfield Renewable (or a Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Renewable (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Renewable (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case Brookfield Renewable (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Renewable (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for Brookfield Renewable and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with Brookfield Renewable (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable (or a Brookfield Account in which we invest), our company could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by our company with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments are subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Renewable, Brookfield Accounts in which we invest and their portfolio investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the Third Party Vehicles, on the one hand, and Brookfield Renewable and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a Third-Party Vehicle could invest in an asset that competes with an asset held by Brookfield Renewable or a Brookfield Account in which we invest for market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicles or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of Brookfield Renewable’s independent directors, the advisory committee of the Brookfield Account in which we are invested, the limited partners of the Secondary Fund and/or the advisory committee of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and Brookfield Renewable and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
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
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment objectives which overlap with Brookfield Renewable’s or Brookfield Accounts’ in which we invest’s investment objectives and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Renewable or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
•Advice to Other Brookfield Accounts May Conflict with Brookfield Renewable’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts (including proprietary accounts of Brookfield) that could compete or conflict with the advice Brookfield gives to Brookfield Renewable and/or Brookfield Accounts in which we are invested, or that will involve a different timing or nature of action than that taken with respect to Brookfield Renewable and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Renewable and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Renewable and/or Brookfield Accounts in which Brookfield Renewable is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or those of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in Brookfield Renewable and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for Brookfield Renewable, each Brookfield Account in which we are invested, and other Brookfield Accounts taking into account the mandate and interests of such accounts (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation protocols and such Brookfield Accounts’ governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of Brookfield Renewable and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which Brookfield Renewable (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Renewable (or a Brookfield Account in which we invest), and Brookfield Renewable (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within Brookfield may take views, and make decisions or recommendations, that are different than other areas of Brookfield. Different portfolio management teams within Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to Brookfield Renewable (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of Brookfield Renewable (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Integrated Investment Platform, Information Sharing and related Trading Restrictions” below.
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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Renewable or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Renewable or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Renewable or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Oaktree Accounts (who will generally not be required to compensate Brookfield Renewable or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, Brookfield Renewable (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside Brookfield Renewable (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies and reputational risk assessments.
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
Brookfield believes that it will be better able to anticipate macroeconomic and other trends, and otherwise make more informed investment and other decisions for Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest) as a result of its access to (and rights regarding) the data and information that it has or obtains through the business and investment activities of all Brookfield Accounts and their portfolio companies. Brookfield will also make investment and other decisions for Brookfield Accounts (including itself, Brookfield Renewable, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on the basis of information Brookfield has or obtains through all Brookfield Accounts’ investment activities. Brookfield believes that using this data and information from across Brookfield Accounts and their portfolio companies will provide overall benefits to, and improve Brookfield’s management of, Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest), including their investment activities. For example, data analytics based on inputs from a portfolio company of one Brookfield Account could inform business decisions for another Brookfield Account. In addition, aggregating data provides Brookfield with opportunities to obtain bulk discounts for Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on products and services if that data shows significant demand across multiple Brookfield Accounts and/or portfolio companies. Any such discounts would be allocated among Brookfield Accounts and their portfolio companies on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable. This practice gives rise to conflicts of interest, however, because in some cases, this will result in certain Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for Brookfield Renewable, Brookfield Accounts in which we are invested or their portfolio companies, or result in certain Brookfield Accounts and/or portfolio companies benefiting from the business and investment activities of Brookfield Renewable and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account in a particular company could be enhanced by information obtained from a portfolio company of Brookfield Renewable or Brookfield Accounts in which we invest in the same or a related industry. Such investments can be expected to provide a material benefit to certain Brookfield Accounts and portfolio companies (including proprietary Brookfield accounts) without compensation or other benefits to, or participation by the Brookfield Accounts (including Brookfield Renewable and/or Brookfield Accounts in which we invested) whose information is being used, because Brookfield shares information regarding Brookfield Accounts and their investors and the benefits received by certain Brookfield Accounts (and/or Brookfield) will not offset management fees or otherwise be shared with Brookfield Renewable, Brookfield Accounts in which we invest or their investors.
As a result, Brookfield has an incentive to pursue and manage investments for Brookfield Renewable (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in Brookfield Renewable or the Brookfield Accounts in which we invest having reduced investment opportunities or investment flexibility, or otherwise restrict Brookfield Renewable, the Brookfield Accounts in which we invest or Brookfield in its management and investment activities with respect to such information, such as the ability of Brookfield Renewable, the Brookfield Accounts in which we invest or a portfolio company to make certain investments.
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
Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for the benefit of any Brookfield Account (including Brookfield Renewable and/or Brookfield Accounts in which we invest or their investments) any information regarding Brookfield’s broader investment activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Brookfield may share any information relating to a Brookfield Account or its investments with its affiliates, including those that are managed independently (in accordance with information barriers and related protocols). Furthermore, to the extent that Brookfield has access to analyses, models and/or information developed by other parts of Brookfield and/or its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of Brookfield Renewable, any Brookfield Account in which we invest or its investments in accordance with such analysis and models and in some cases (such as research) may be prohibited from disseminating information between areas within Brookfield. In the event Brookfield does not share certain information with a Brookfield Account’s investment team, such Brookfield Account may make investments or other decisions that differ from those it would have made if its investment team had such information, which may be disadvantageous to the Brookfield Account.
•Trade Errors. Brookfield will not be responsible for any losses resulting from any trade errors made by Brookfield in respect of the investments of Brookfield Renewable or the Brookfield Accounts in which we invest, except to the extent such parties are liable pursuant to the applicable governing documents of the Brookfield Accounts in which we invest. Trade errors might include, for example, keystroke errors that occur when entering trades into an electronic system or typographical or drafting errors related to derivatives contracts or similar agreements. Investors should assume that trade errors (and similar errors or deviations from accuracy or correctness in the trade process) will occur and that Brookfield will not be responsible for any resulting losses, even if such loss results from negligence (but not gross negligence), unless it has breached its standard of care as set out in applicable laws or regulations as well as the applicable limited partnership agreement, investment management agreement, prospectus or other offering document of the Brookfield Accounts in which we invest.
•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield may provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with Brookfield Renewable or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of Brookfield Renewable (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause Brookfield Renewable (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, Brookfield Renewable (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if Brookfield Renewable (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from Brookfield Renewable (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for Brookfield Renewable (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield Renewable (or a Brookfield Account in which we invest) is invested, which will result in a benefit to Brookfield Renewable (or a Brookfield Account in which we invest). In situations where the activities of Brookfield Renewable (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of Brookfield Renewable (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.
Additionally, there may be instances where Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including Brookfield Renewable or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact Brookfield Renewable’s (or a Brookfield Account in which we invest’s) investment opportunities. In cases where Brookfield Renewable (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, Brookfield Renewable (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the holders of BEPC exchangeable shares or our board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Renewable, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. There may also be circumstances where a tenant or a prospective tenant in connection with an investment may also be interested in or eligible to be a tenant or prospective tenant at a property owned by another Brookfield Account. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Renewable, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Renewable, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect portfolio companies of Brookfield Renewable (or a Brookfield Account in which we invest) and, therefore, Brookfield Renewable, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for Brookfield Renewable (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
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
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Renewable (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Insurance Accounts, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Brookfield Insurance Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Renewable (or a Brookfield Account in which we invest). Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Renewable (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and Brookfield Renewable (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because Brookfield Renewable (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Insurance Accounts, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Renewable (or a Brookfield Account in which we invest).

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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets between them with a view to dividing up the assets in accordance with their investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Renewable (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of holders of BEPC exchangeable shares or BEP’s unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.

If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Renewable, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Renewable, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Renewable’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of Brookfield Renewable, the Brookfield Account in which we are invested, our portfolio companies, our shareholders or BEP's unitholders, which may materially and adversely affect Brookfield Renewable, the Brookfield Account in which we are invested and our portfolio companies and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by Brookfield Renewable or a Brookfield Account in which we are invested at a loss, including loss of the entire investment of our shareholders or BEP's unitholders.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment, (ii) the allocation of control and other governance rights among the Brookfield Accounts, (iii) the strategic objectives and/or timing underlying each Brookfield Account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the Brookfield Accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. In certain situations, Brookfield Accounts will invest in follow-on investments of other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). Where certain Brookfield Accounts and other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which our group invests) hold different interests in an investment, there will be conflicts from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons, different target rates of return, rights in connection with co-investors and/or other factors. Brookfield will resolve these matters in a fair and reasonable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will resolve these matters in any particular manner or that it would resolve these matters in the same manner that it would have resolved them had these conflicts considerations not arisen
As noted above, from time to time Brookfield Renewable and/or a Brookfield Account in which we are invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including interest of Brookfield Renewable or a Brookfield Account in which we are invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of Brookfield Renewable and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including Brookfield Renewable and/or the Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and Brookfield Renewable and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, Brookfield Renewable and/or other Brookfield Accounts, including one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of our independent directors on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Renewable and any Brookfield Account in which we are invested) fairly, equitably and in an impartial manner and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which Brookfield Renewable (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to Brookfield Renewable (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control Brookfield Renewable (or a Brookfield Account in which we are invested).

From time to time, Brookfield may declare a distribution-in-kind of an investment of a Brookfield Account in which Brookfield Renewable is invested or a portion thereof. Pursuant to any such distribution-in-kind, the investors in the Brookfield Account (including third-party investors, other Brookfield Accounts and Brookfield personnel that are invested in the relevant Brookfield Account) will receive their pro rata portions of the distribution, and Brookfield will receive a portion of the distribution in respect of its incentive distributions (if applicable). Upon receipt of such interests, certain recipients (including other Brookfield Accounts and Brookfield personnel) generally will be free to sell its interests in their sole discretion, which may have an adverse impact on the value and/or liquidity of other recipients’ (including Brookfield Renewable’s) interests. For the avoidance of doubt, the value of the investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including Brookfield Renewable) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than other investors (including Brookfield Renewable) are able to. It is likely that certain investors will elect to have Brookfield dispose of such interests for cash on their behalf while Brookfield will retain the securities for certain Brookfield Accounts (or vice versa), which may exacerbate the risks and conflicts identified herein. In the event of a partial distribution-in-kind, other Brookfield Accounts and Brookfield personnel will be free to sell the interests that they received in advance of any sales by Brookfield Renewable (or a Brookfield Account in which Brookfield Renewable is invested) of the remaining portion of the investment, which may adversely impact the value and/or liquidity of Brookfield Renewable’s or the relevant Brookfield Account’s remaining position and may be at higher prices than Brookfield Renewable or the relevant Brookfield Account in which Brookfield Renewable is invested ultimately sells the remaining portion of the investment. Additionally, in connection with any restructuring of a Brookfield Account in which we are invested or any of its investments (such as the formation of a continuation vehicle or participation in other similar transactions), Brookfield may charge management fees and receive incentive distributions in connection with any continuation vehicle or similar structure established to hold the investments for a longer term. As a result, such transactions will result in conflicts of interest in determining whether to utilize a continuation vehicle when structuring a Brookfield Account’s exit from any investment, and there can be no assurance that such conflicts of interest will be resolved in a manner favorable to the Brookfield Account in which we are invested or to investors who do not elect to participate.
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies or a platform as separate Investments or as a single Investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which we invest, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single Investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different Investments.

The treatment of assets and/or securities as a single “investment” will affect the calculation of the management fee in certain circumstances, in particular in cases in which one or more assets or securities forming part of the “investment” are subject to a “disposition” or partial disposition (since an investment that has been subject to a disposition or partial disposition generally is no longer included in the calculation of the management fee (or included at a reduced amount) after the commitment period of the Brookfield Accounts in which we invest). The governing documents of the Brookfield Accounts in which we invest generally define “disposition” to include a situation in which an investment has been written down to zero, and also provide that in the case of a disposition of all or any part of an investment, the remaining portion will be treated as a separate investment for purposes of calculating the relevant Brookfield Account’s management fee. However, if a collection of assets or securities is treated as a single Investment, and one or more of those assets or securities is written down to zero, Brookfield will use its discretion, taking into account all relevant facts and circumstances, in determining whether to treat such event as a partial disposition and therefore reduce the management fees payable by the relevant Brookfield Account.
Furthermore, in connection with a series of investments made in different parts of a portfolio company’s capital structure that is treated as a single investment, certain of such investments (for example, investments in the equity of the company) over time could be written down to a fair value of zero, while other investments (for example, investments in debt issued by the company) retain some value. In such cases, Brookfield expects to treat such series of investments as a single “investment” and does not expect to treat such Investment as being written down to zero or as having been subject to a partial disposition. As a result, Brookfield will continue to collect management fees on the full amount of capital deployed in the investment (even in situations where a substantial majority of the relevant Brookfield Account’s original investment was made in securities that have been written down to zero, for example in equity of a company that has been subject to bankruptcy, so long as the Brookfield Account holds other securities in the portfolio company that retain value).
In addition, from time to time an asset or security held by a Brookfield Account in which we invest will be substituted or exchanged for another asset or security, including potentially in connection with or as a result of a refinancing or other repayment, reorganization, merger, foreclosure, deed-in-lieu or other exchange or arrangement, whether or not in bankruptcy. In such cases, the governing documents of the Brookfield Accounts in which we invest generally provide Brookfield with discretion as to whether or not to treat such transaction as a “disposition” or partial disposition, and as a result whether the amount invested in such original asset or security will continue to be counted in full or in part towards the applicable Brookfield Account’s funded commitments and therefore be subject to management fees. For example, to the extent a Brookfield Account in which we invest holds debt securities that are converted to equity pursuant to a bankruptcy proceeding, Brookfield does not expect to treat such event as a full or partial disposition (even if the relevant Brookfield Account in which we invest also held equity in such portfolio company, as part of the same investment, that was written down to zero in such bankruptcy proceeding).
For these reasons, Brookfield will be conflicted in its determination of whether assets and/or securities are treated as a single “investment” and whether or not a full or partial “disposition” has occurred, and Brookfield will have an incentive to exercise its discretion such that the fees payable to it would not be reduced. Moreover, Brookfield will not be obligated to (and, in certain circumstances, does not expect to) resolve such conflict in favor of the investors, but rather will resolve it based on its determination, taking into account the relevant facts and circumstances of whether the assets and/or securities are part of a single investment and whether a full or partial disposition has occurred. For the avoidance of doubt, Brookfield’s determinations are not subject to consent of any investor (or our independent directors or the limited partner advisory committee of any Brookfield Account), including any determination by Brookfield to treat assets and/or securities as a single “investment” and that a full or partial “disposition” has not occurred such that the management fees payable by the Brookfield Accounts in which we are invested are not reduced under the relevant facts and circumstances (as described herein).
Even in circumstances in which Brookfield determines to treat assets and/or securities as multiple “investments” for purposes of the calculation of management fees, in certain cases (in particular, where the portfolio was acquired as a single portfolio with an aggregate purchase price), Brookfield will use its discretion (and, at times, will make reasonable estimates) in attributing a portion of the purchase price and additional capital invested into the assets or portfolio following the initial acquisition to individual assets and/or securities (which will affect the amount by which management fees are reduced upon the realization or write down to zero of an individual asset within the portfolio). Brookfield will be similarly conflicted in making such attribution.

In addition, in certain situations, Brookfield could determine to write an investment down to zero for a period of time and subsequently increase its value above zero due to changed circumstances. In such cases, the management fees will resume and be calculated on the basis of the investment’s original “funded commitments”, beginning with the period that the investment is no longer written down to zero.
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Reinsurance (and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities, and certain equity investments. For example, from time to time, Brookfield Insurance Accounts could invest in asset-backed securities, commercial mortgage backed securities, and other debt securities and instruments issued by Brookfield Renewable, Brookfield Accounts in which we invest and/or their investments (as part of a Brookfield Account’s financing of an underlying investment). Brookfield Insurance Accounts could also provide financing to parties that purchase investments from Brookfield Renewable or Brookfield Accounts in which we invest.
Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts being invested in different levels of an issuer’s capital structure. To the extent a Brookfield Insurance Account is invested in an asset held by Brookfield Renewable or a Brookfield Account in which we invest indirectly via a structure that is not controlled by or affiliated with Brookfield, such investment will generally not be considered an affiliate transaction. For the avoidance of doubt, interest, fees and other amounts earned by Brookfield Insurance Accounts in respect of these investments will not offset or otherwise reduce the management fees payable to Brookfield by Brookfield Renewable or Brookfield Accounts in which we invest. These situations will give rise to conflicts of interests and potential adverse impacts on Brookfield Renewable and/or Brookfield Accounts in which we invest, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving a Brookfield Account, on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving Brookfield Renewable or Brookfield Accounts in which we invest (or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval by our independent directors or advisory committee of a Brookfield Account in which Brookfield Renewable is invested, unless otherwise determined by Brookfield in its sole discretion.
•Brookfield Capital Solutions. Brookfield Capital Solutions (“BCS”) is a separate business within Brookfield that focuses on: (i) sourcing investment opportunities for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and their respective portfolio investments to, among other things, raise debt and equity capital and optimize capital structures through creative financing solutions generally on terms and conditions that are viewed as fair, reasonable and equitable from the perspective of Brookfield, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and their respective portfolio investments, as applicable; and (iii) structuring capital solutions in an effort to enhance, among other things, the ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings where Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments are borrowers/issuers and/or lenders/creditors (the “BCS Business”).
The BCS Business is conducted via subsidiaries of Brookfield Reinsurance, which is economically linked to Brookfield Corporation. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) non-exchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; and (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
Any such services could relate to transactions that could give rise to investment opportunities that are suitable for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio investments or, alternatively, that preclude investment opportunities for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio investments (including because the BCS Business’s participation could change the tax characteristics of an investment opportunity for Brookfield Accounts). The BCS Business will not be obligated to decline any such engagements in order to make an investment opportunity available to any Brookfield Account (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio investments. It is also possible that Brookfield will come into the possession of information through BCS that limits the ability of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio companies to engage in potential transactions.
Underwriting services are provided to existing and potential portfolio investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) as well as to third parties on occasion. Where the BCS Business serves as underwriter with respect to a portfolio company’s securities, a Brookfield Account will generally be subject to a “lock-up” period following the offering under applicable regulations or agreements during which time its ability to sell any securities that it continues to hold is restricted. This could prejudice such Brookfield Account’s ability to dispose of such securities at an opportune time.
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor).
Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which Brookfield Renewable invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the Securities Act, or pursuant to a private placement exemption from Securities Act registration.
In addition to capital raising services, the BCS Business also provides capital markets and debt advisory services to portfolio investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests), including in respect of restructurings and work-outs. The BCS Business will generally be engaged either by the borrower or issuer (or its sponsor) and receive its fees and expense reimbursement directly from the borrower or issuer (or its sponsor) for services rendered.
A framework for the provision of services by the BCS Business to Brookfield Renewable, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of the Managing General Partner, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of the Managing General Partner will not be subject to review by or consent of the independent directors of the Managing General Partner, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to Brookfield Renewable or a Brookfield Account in which our group invests (or its portfolio investments) are applied to reduce management fees owed to Brookfield from Brookfield Renewable or such Brookfield Account in which our group invests. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with Brookfield Renewable or the Brookfield Accounts in which our group invests).
The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their respective portfolio investments of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.
Moreover, in circumstances where a third-party issuer (or borrower) becomes distressed and the participants in an offering undertaken by such issuer (or borrower), including Brookfield Renewable or Brookfield Accounts in which we invest, have a valid claim against the underwriter, Brookfield would have a conflict in determining whether to commence litigation or other proceedings against the BCS Business. In addition, because of the relationships that the BCS Business has with other non-affiliate broker-dealers, in circumstances where a non-affiliate broker-dealer has underwritten an offering, the issuer of which becomes distressed, Brookfield will also have a conflict in determining whether to bring a claim, taking into account the entirety of Brookfield’s relationship with the broker-dealer.
Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) or their respective portfolio investments) of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for services by Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest) and/or investment by Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.

However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.
The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of Brookfield Renewable or a Brookfield Account in which Brookfield Renewable is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or respective portfolio investments.
•Structuring of Investments and Subsidiaries. Brookfield is the largest unitholder in Brookfield Renewable and is entitled to receive management fees and other compensation from Brookfield Renewable. As a result, Brookfield will take its interests into account structuring Brookfield Renewable’s investments and other operations, while also taking into account the interests of the relevant Brookfield Accounts.
•From time to time, Brookfield may implement bespoke structures for one or a group of investors, including Brookfield Renewable, other Brookfield Accounts and third-party investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such holders of BEPC exchangeable shares and BEP’s unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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

•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Renewable or Brookfield Accounts in which we invest will not invest (directly or indirectly) in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Brookfield Insurance Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Renewable or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Brookfield Insurance Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Renewable or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Brookfield Insurance Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to Brookfield Renewable or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Brookfield Insurance Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or a Brookfield Insurance Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to Brookfield Renewable or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for Brookfield Renewable or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of Brookfield Renewable or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of our independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of Brookfield Renewable or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account and/or the Brookfield Insurance Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Brookfield Insurance Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause Brookfield Renewable or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Brookfield Insurance Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that Brookfield Renewable or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account will require approval by Brookfield Renewable or the holders of BEPC exchangeable shares.
•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we are invested, and may in connection therewith commit Brookfield Renewable and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, members, shareholders, directors, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own accounts (including through Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we invest in) have invested in, are investing in, and/or will in the future invest in, including in certain cases investments made alongside Brookfield Accounts. There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Renewable (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including Brookfield Renewable’s and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Renewable and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain investments without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to such activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that would otherwise be suitable for Brookfield Renewable or any other Brookfield Account, and Brookfield Renewable (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts may benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from Brookfield Renewable and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams generally will not be aware of, and will not have the ability to manage such conflicts. Brookfield has discretion at any time, and without notice to holders of BEPC exchangeable shares, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing Brookfield Renewable and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-relate restrictions.
•Oaktree. Brookfield holds a significant interest in Oaktree, which is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
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
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable, Brookfield Accounts in which we invest (in both cases, directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Renewable and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Renewable and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable and Brookfield Accounts that we invest in with Brookfield, and Brookfield Renewable and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact Brookfield Renewable and/or Brookfield Accounts that we invest in.
Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Renewable and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold the equity of a portfolio company of an Oaktree Account. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, Brookfield Renewable and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Renewable and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Renewable and/or

Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by Brookfield Renewable (directly or indirectly). Brookfield Renewable and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of Brookfield Renewable and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
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
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on Brookfield Renewable and/or Brookfield Accounts that we are invested in, including, among other things, potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Renewable and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an Oaktree Account may be a lender to an investment owned by Brookfield Renewable or a Brookfield Account in which we invest, or alternative investment fund manager owned by Brookfield and Oaktree may serve as an alternative investment fund manager of Brookfield Renewable or a Brookfield Account in which we invest and provide services such as risk management. If engaged by Brookfield Renewable or a Brookfield Account in which we invest, such alternative investment fund manager may provide such services at different rates than those charged to Brookfield Renewable or the Brookfield Accounts in which we invest or their affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Renewable (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this Form 20-F and in the applicable governing documents. Companies in which

Brookfield Renewable (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies. In addition, Brookfield could be retained by Oaktree or a portfolio company thereof to perform services that it also provides to Brookfield Accounts in which we invest. The rates charged by Brookfield for such services to Oaktree are expected to be different than (and could be less than) those charged to the Brookfield Accounts in which we invest.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of the Oaktree acquisition, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and those conflicts will not necessarily be resolved in favor of Brookfield Renewable’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause Brookfield Renewable (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes Brookfield Renewable (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where Brookfield Renewable engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of the independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, Brookfield Renewable. Our independent directors have generally approved cross trades between Brookfield Renewable and other Brookfield Accounts provided they are executed in accordance with parameters described in this Form 20-F. Principal trades between Brookfield Renewable and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest. Whether a transaction is a “principal trade” under the Investment Advisers Act of 1940, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
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
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of holders of BEPC exchangeable shares. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Renewable (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational reasons that may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in Brookfield Renewable (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of Brookfield Renewable (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of Brookfield Renewable (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Renewable) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Renewable, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Renewable, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Renewable) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or Brookfield Renewable, or Brookfield or Brookfield Renewable is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or Brookfield Renewable will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
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
In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or Brookfield Renewable, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or Brookfield Renewable may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
•Material, Non-Public Information; Trading Restrictions; Information Not Made Available. The ability of Brookfield Renewable and the Brookfield Accounts in which we invest to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements). For example, Brookfield will possess material, non-public information about issuers that would limit the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to buy and sell securities related to those issuers.
Furthermore, Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) and other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations (notwithstanding that PSG, Oaktree and other such Brookfield businesses will generally not be treated as affiliates under the governing documents of Brookfield Renewable or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, Brookfield Renewable and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield may need to aggregate certain investment holdings, including holdings of Brookfield Accounts, for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (a) public utility companies and public utility holding companies; (b) bank holding companies; (c) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (d) casinos and gaming businesses; and (e) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Renewable and the Brookfield Accounts in which we invest.
As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.
Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) may become subject to additional restrictions on its business activities that could have an impact on the activities of Brookfield Renewable or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of Brookfield Renewable or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield, PSG or Oaktree).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by Brookfield Renewable (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Renewable (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Renewable (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, Brookfield Renewable, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to Brookfield Renewable (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or holders of BEPC exchangeable shares or BEP’s unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Renewable (and Brookfield Accounts in which we invest), and are expected to be substantial.
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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Renewable (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Renewable) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Services Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of Brookfield Renewable (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and Brookfield Renewable (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by such Brookfield Account.
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

•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses (including, among, others, those incurred in connection with Affiliated Services, Internal Audits and engagements of third-party service providers) are to be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments,” “Insurance” and “Internal Audit” subsections in the Conflicts of Interest section of this Form 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements) and Brookfield is not required to subject such estimates to true-up once the relevant costs or expenses have been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.

Costs and expenses that are suitable for only Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to Brookfield Renewable (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, Brookfield Renewable (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
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
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, risk, technology, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction (including, for the avoidance of doubt, any relevant Affiliated Service). . Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in Brookfield Renewable (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
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
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including Brookfield Renewable and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to Brookfield Renewable, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. Brookfield also offers referral bonuses to its employees who refer customers to assets owned by Brookfield Accounts, including referrals of tenants to buildings. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Resolution of Conflicts Generally” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
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

In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty or benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our independent directors or holders of BEPC exchangeable shares or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliated Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies and Non-Controlled Affiliates will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant transactions).
Furthermore, Brookfield (or other Brookfield Accounts, Oaktree Accounts and/or their businesses will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Technology Partners) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Oaktree Accounts or their businesses) including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and/or their businesses) and not to Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies enter into with these companies satisfies a legitimate business need of Brookfield Renewable, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on Brookfield Renewable’s, the applicable Brookfield Account and/or their portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders and will not be subject to the Affiliate Service Rates.
However, there can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the applicable Brookfield Account or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or portfolio companies receive from the applicable counterparty. In some circumstances, Brookfield Renewable, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
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
•Transfers and Secondments. From time to time, Brookfield facilitates transfers and/or secondments of personnel to (or from) Brookfield Renewable, Brookfield Accounts in which we invest and/or their portfolio investments from (or to) Brookfield or another Brookfield Account (and/or its portfolio investments). A transfer refers to the termination of an employee’s employment with their employer company and their transfer to a new employer company. A secondment refers to the temporary assignment of an employee from their employer company to another company, typically for a period of two years or less.
Such movements are designed to fill roles at the companies to which individuals are transferred and/or seconded and provide value to personnel (via facilitation of individual career development objectives), the companies to which personnel are transferred / seconded (via filling of essential roles with suitable candidates), and the companies from which personnel are transferred / seconded (via optimization of the workforce).
Brookfield has adopted policies designed to ensure that such personnel movements are effected in accordance with applicable legal and regulatory requirements and that the conflicts considerations that arise in connection therewith are appropriately resolved. Among other things, for each transfer or secondment, Brookfield will seek to ensure that: (a) the company to which an individual is transferred or seconded has a legitimate business need for the position that the individual is to fill, (b) the individual is suitable for the position that they are to fill; and (c) if the transfer or secondment is to a client account: (I) the position does not involve an activity that Brookfield, as manager of the client account, is required to perform; and (II) the compensation to be paid for the position by the company to which the individual is being transferred / seconded is within the market compensation range for such position (up to, and including, the top end of such market compensation range).
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short-incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.

Where Brookfield takes into account independent compensation benchmarking data, such as a third-party market compensation study, Brookfield generally will rely on the most recent study that it is utilizing for recruitment and compensation benchmarking purposes in the relevant company’s industry and/or geography. However, such compensation benchmarking data will, in certain cases, be from a different year than the year in which the transfer or secondment is effected because Brookfield and/or the relevant portfolio investment are not generally expected to participate in (and purchase) market studies every year, as the market does not generally vary significantly from year to year. In interim periods between market studies, Brookfield expects to use information such as changes in consumer price index, insight from recruitment efforts and/or other factors to adjust (as necessary) compensation ranges.
Secondments will be on a full-time or part-time basis, as determined by Brookfield taking into account relevant facts-and-circumstances. Generally, part-time secondments will be based on the amount of time Brookfield estimates that the individual will spend between the two (or more) Brookfield Accounts (i.e., the “secondment split”). These estimates will be based on subjective determinations, which could be based on the estimated number of days per week that the individual will spend working for each Brookfield Account or another estimate deemed fair and reasonable under the then-existing facts-and-circumstances. The compensation expenses recovered from the company to which an employee is seconded will be appropriately pro-rated based on: (a) the length of the secondment period during the applicable calendar year and (b) in the case of a part-time secondment, the secondment split.
For clarity, pursuant to the foregoing, Brookfield expects to, among other things, transfer and/or second certain of its employees to companies held by Brookfield Renewable and Brookfield Accounts in which we invest. As noted, the companies to which such individuals are transferred and/or seconded to will bear the employees’ applicable compensation expenses. In certain cases, Brookfield will advance compensation to such employees and be subsequently reimbursed by Brookfield Renewable or the applicable Brookfield Accounts (and/or their respective investments). Any such compensation expenses borne by Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective investments will not be credited against or otherwise reduce the management fee and incentive distributions that are payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result Brookfield Renewable, Brookfield Accounts in which we invest and their respective investments may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, PSG, Oaktree or an Oaktree Account may become an employee or secondee of one or more of portfolio companies of Brookfield Renewable or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the Managing General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the Unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, such

Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our and such Brookfield Accounts’ operations and will provide benefits to us, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but their respective affiliations with Brookfield
•Protective Loans. Brookfield may loan capital to Brookfield Renewable or a Brookfield Account in which we invest in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which we invest, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause Brookfield Renewable and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including Brookfield Renewable) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to Brookfield Renewable, Brookfield Accounts in which we invest, or an investment.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to initially perform certain services in-house for Brookfield Renewable (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform Brookfield Renewable or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Renewable or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in Brookfield Renewable (or a Brookfield Account in which we invest), or in a vehicle controlled by Brookfield Renewable (or a Brookfield Account in which we invest) subject to reduced or waived management fees and/or carried interest distributions, including after the termination of their engagement (or other status) with Brookfield.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services , and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by holders of BEPC exchangeable shares. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of Brookfield Renewable’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise). As a result, Brookfield will be more incentivized to take any such fees where there is (or expected to be) significant co-investment alongside Brookfield Renewable or a Brookfield Account in which we invest by co-investors that do not pay management fees.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Renewable and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Renewable and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or their portfolio companies as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or their portfolio companies with Brookfield and/or other Brookfield Accounts and/or their portfolio companies.
Brookfield, Brookfield Accounts and their portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or their portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or their portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and their portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and their portfolio companies at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or their portfolio companies. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or their portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or their portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with service providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio companies that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or their portfolio companies (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and/or their portfolio companies in a fair and equitable manner.
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
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Renewable) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield

Renewable) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or their portfolio companies to Brookfield.
•Investment Platforms. Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by Brookfield Renewable (or Brookfield Accounts in which we are invested), other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by Brookfield Renewable (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom Brookfield Renewable (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which Brookfield Renewable (or Brookfield Accounts in which we invest) or an investment does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside Brookfield Renewable (or a Brookfield Account in which we invest).
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
Brookfield Renewable (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses for Brookfield Renewable (and Brookfield Accounts in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by Brookfield Renewable (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Brookfield Renewable (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or our shareholders, will not be compensated for any such transfer.
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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net IRRs in respect of performance data with respect to Brookfield Renewable and the Brookfield Accounts in which we invest as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which we invest utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net IRR than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which we invest incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which we invest not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.
In addition, Brookfield Renewable and/or Brookfield Accounts in which we invest may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts may also use other Brookfield Accounts’ (including our) loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Renewable and/or Brookfield Accounts in which we invest. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Renewable or the relevant Brookfield Account in which we invest will be contractually obligated to satisfy its share even if Brookfield Renewable or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Renewable or a Brookfield Account in which we invest may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace Brookfield Renewable or another Brookfield Account as the guarantor.
•Recourse to Brookfield Renewable and Other Brookfield Accounts’ Assets. The assets of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including unused capital and investments, are available to satisfy all liabilities and other obligations of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), for any proper purpose relating to the activities of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including, without limitation, with respect to investments, payment of expenses, indemnification obligations, and making of distributions. If Brookfield Renewable (or, in the case of a Brookfield Account in which we invest, such Brookfield Account) becomes subject to a liability, parties seeking to have the liability satisfied could have recourse to Brookfield Renewable’s (or, in the case of a Brookfield Account in which we invest, such Brookfield Account’s) assets generally and might not be limited to any particular asset, such as the asset comprising the investment giving rise to the liability. In such situations, in connection with our investments Brookfield Renewable makes in other Brookfield Accounts, investors in such accounts (including Brookfield Renewable) are often required to make additional capital contributions, including to recontribute funds previously distributed by such Brookfield Accounts, in each case subject to the specific limitations set forth in such Brookfield Account’s governing documents.
The financing arrangements of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, Brookfield Renewable and the Brookfield Accounts in which we invest will at times (where Brookfield deems appropriate and subject to the governing documents of Brookfield Renewable or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, Brookfield Renewable and/or the Brookfield Accounts in which we invest will bear a disproportionate amount of the liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.
•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing Brookfield Renewable and Brookfield Accounts that we invest in, as well as employees of portfolio companies that Brookfield Renewable and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to Brookfield Renewable and the Brookfield Accounts in which we invest. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with their responsibilities to Brookfield Renewable and Brookfield Accounts in which invest. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts relative to their responsibilities to Brookfield Renewable and Brookfield Accounts in which we invest, or where there are differences in proprietary investments in certain Brookfield Accounts relative to Brookfield Renewable and Brookfield Accounts in which we invest.
•Use of Brookfield Arrangements. Brookfield Renewable (and/or Brookfield Accounts in which we invest) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to Brookfield Renewable (and/or Brookfield Accounts in which we invest) as if Brookfield Renewable (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Renewable (or Brookfield Accounts in which we invest) would have been able to obtain more favorable terms for themselves if they had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of Brookfield Renewable and/or the Brookfield Accounts in which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.
Additionally, under certain limited circumstances set forth in the governing documents of Brookfield Renewable and the Brookfield Accounts in which we invest, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents of Brookfield Renewable and the Brookfield Accounts in which we invest and as set forth above. Under the terms of the governing documents of Brookfield Renewable and the Brookfield Accounts in which we invest, Brookfield will generally receive performance-based compensation based on such valuation.
Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, Brookfield Renewable and the Brookfield Accounts in which we invest may rely on the valuations or valuation information provided by, or determined in consultation with, the Managing General Partner, relevant general partner or their affiliates, as applicable.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from Brookfield Renewable and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from Brookfield Renewable and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for units in Brookfield Renewable or interests in the Brookfield Accounts in which we invest and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which Brookfield Renewable will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
•Transactions with Potential and Actual Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Renewable) from time to time engage in transactions with prospective and actual investors in Brookfield Renewable and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Renewable or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to Brookfield Renewable (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective issuers or portfolio companies.
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage)
Brookfield, Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Renewable (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) (including policies covering Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where Brookfield Renewable (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by the Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Renewable (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Renewable (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
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
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to Brookfield Renewable and Brookfield Accounts that we invest in, and such policies may have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, Brookfield Renewable (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Renewable (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Renewable (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Renewable’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or Brookfield Renewable (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Renewable (or a Brookfield Account in which we invest)
Brookfield on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of such insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing such insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in Brookfield Renewable generally (or to Brookfield Renewable in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations.
In selecting and structuring potential investments appropriate for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Renewable or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including Brookfield Renewable’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Renewable or the Brookfield Account. However, there is no guarantee that any particular Unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Renewable or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Renewable or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts

(including of Brookfield Renewable and of Brookfield Accounts in which we invest) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including Brookfield Renewable and/or Brookfield Accounts in which we invest), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is now held 100% by the Asset Management Company. The Asset Management Company is owned 75% by Brookfield Corporation and 25% by a newly established company Brookfield Asset Management. Each of Brookfield Corporation and Brookfield Asset Management have the right to nominate 50% of the directors of the Asset Management Company, and the shareholders of Brookfield Corporation received shares of Brookfield Asset Management as consideration for the transfer of the 25% interest in the Asset Management Business. Brookfield Corporation continues to be listed on the NYSE and TSX under the new ticker “BN” and Brookfield Asset Management is newly listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of Brookfield Corporation and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of Brookfield Corporation and of the Asset Management Business), Brookfield Corporation will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, Brookfield Corporation will receive certain transition services from the Asset Management Business and the Asset Management Business will receive transition services from Brookfield Corporation for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield Asset Management Inc. who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield Asset Management Inc. In addition, while the Transaction is not intended to have adverse consequences on any investor in any Brookfield Account (including Brookfield Renewable and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management.
OTHER CONFLICTS
•Internal Audit. Brookfield Corporation, Brookfield Asset Management and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, Brookfield Renewable (and Brookfield Accounts in which we invest) and portfolio companies of Brookfield

Renewable (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to Brookfield Renewable (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to Brookfield Renewable, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective portfolio companies.
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Renewable and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Renewable and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Renewable (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
•Calculation Errors, True-Ups and/or Repayments. The calculation of amounts due to Brookfield and/or Brookfield Accounts in respect of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their portfolio investments (including amounts owed in respect of performance-based compensation, Affiliated Services, protective loans, cost allocations, and other matters) is complex and at times based on estimates and/or subject to periodic (post-transaction) reconciliations. Brookfield may make errors in calculating such amounts, and/or recognize over- or under-estimates of such amounts in performing routine reconciliations and/or other internal reviews. When such an error or under- or over-estimate that disadvantaged Brookfield Renewable or a Brookfield Account in which we invested is discovered, Brookfield will make Brookfield Renewable (or the Brookfield Account) whole for such amount based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse Brookfield Renewable (or the Brookfield Account) for such over-payment. As a general matter, Brookfield does not expect to pay interest on such amounts. Likewise, when an error or under- or over-estimate that advantaged a Brookfield Account is discovered, Brookfield will make itself whole for such amount, as applicable, and generally will not charge interest in connection with any such make-whole payment.
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this Form 20-F, a key element of the strategy of Brookfield Renewable (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of Brookfield Renewable (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of Brookfield Renewable (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this Form 20-F, in accordance with its fiduciary duty to Brookfield Renewable (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be resolved in a manner that is favorable to Brookfield Renewable (and/or Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including the management of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
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
As noted elsewhere in this Form 20-F, Brookfield is not required to and generally does not expect to seek approval from the Managing General Partner’s board of directors or from other Unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this Form 20-F) unless required by applicable law or as otherwise set out in this Form 20-F or the governing documents. By acquiring Units in Brookfield Renewable (and Brookfield Accounts in which we invest), each Unitholder will be deemed to have acknowledged and agreed to Brookfield Renewable (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of Brookfield Renewable (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this Form 20-F) arising in the course of the life of Brookfield Renewable (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this Form 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
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
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with BEP or any of its subsidiaries. BEPC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with persons other than BEP or any of BEP’s subsidiaries, provided that, amongst other conditions, BEP complies with the requirements of MI 61-101 for each such related party transaction of BEPC as though BEP entered into such other related party transactions directly.
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
See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
Other Related Party Transactions
Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by Brookfield to be paid toward insured losses. For the year ended December 31, 2023, there were approximately $8 million of unamortized premiums to Brookfield’s regulated subsidiary (2022: approximately $7.7 million).

In November 2023, Brookfield Renewable, together with institutional partners, and in partnership with Cameco, acquired Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners and its institutional partners for approximately $4.37 billion ($437 million net to Brookfield Renewable). Brookfield Renewable, together with institutional partners, owns an aggregate 51% interest (10% net to Brookfield Renewable) with Cameco owning 49%. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”.
As at December 31, 2023, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $1.004 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Reinsurance and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at the market rates.
In December 2023, a subsidiary of the partnership transferred a 13.75% interest in TerraForm Power to BEPC in exchange for a promissory note in the amount of $225 million and the issuance by BEPC to BEP of 4,860,874 BEPC class C shares. As at February 23, 2024, the full principal amount of the promissory note remained outstanding. See also Note 28 in Item 18. “Financial Statements”.
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
As of February 23, 2024, there were 179,649,643 BEPC exchangeable shares, 165 BEPC class B shares and 194,460,874 BEPC class C shares issued and outstanding.
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
BEP’s sole material assets are its approximate 59% LP Interest in BRELP and preferred limited partnership interests in BRELP. BRELP owns, directly or indirectly, all of the common shares of each of (i) Euro Holdco, (ii) NA Holdco, and (iii) LATAM Holdco.
The partnership owns one of the world’s largest, publicly traded, renewable power and transition platforms. Brookfield Renewable invests in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across the partnership’s business, Brookfield Renewable leverages its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The BEP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
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
•Amended and Restated Brookfield Relationship Agreement, dated May 5, 2023 as amended from time to time, described in Item 7.B “Related Party Transactions—Brookfield Relationship Agreement”.
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
•Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 7 Preferred Units), described under Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.

•Guarantee Indenture, dated November 25, 2015, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 8 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 13 Preferred Units), described in in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated January 16, 2018, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 14 Preferred Units), described in in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated March 11, 2019, by and among BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 15 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
•Guarantee Indenture, dated March 11, 2019, by and among BEP BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 16 Preferred Units), described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support”.
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
•Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between BEP Subco Inc., as borrower, and NA Holdco, as lender, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between BEP Subco Inc., as lender, and NA Holdco, as borrower, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•Equity Commitment Agreement, dated July 30, 2020, between BEP, BEPC and NA Holdco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Equity Commitment Agreement”.
•Fifth Amended and Restated Master Services Agreement, dated May 5, 2023, as thereafter amended, by and among Brookfield Corporation, BEP, BEPC, BRELP, and others, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
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
•First Supplemental Indenture, dated November 9, 2022, by and among Canadian Finco and Computershare Trust Company of Canada.
Copies of the agreements noted above will be provided, free of charge, by our company and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 250 Vesey Street, 15th Floor, New York, New York 10281-1023, Tel: 212-417-7000.
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
For purposes of this summary, a “U.S. Holder” is a beneficial owner of BEPC exchangeable shares that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner of BEPC exchangeable shares, other than a U.S. Holder or an entity or an arrangement classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds BEPC exchangeable shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold BEPC exchangeable shares should consult their own tax advisors.
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
Exercise of the BEP Call Right. BEP has the right to acquire BEPC exchangeable shares directly from a shareholder under certain circumstances in exchange for BEP units or cash (the “BEP call right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of BEPC exchangeable shares for cash pursuant to the exercise of the BEP call right, see the discussion above under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Sale, Redemption, Exchange, or Other Taxable Disposition of BEPC Exchangeable Shares”.
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
If Section 704(c)(1) does not apply as a result of any such subsequent transfers by BEP or BRELP of BEPC exchangeable shares transferred by a U.S. Holder for BEP units in an exchange qualifying as tax-free under Section 721(a) of the Code, then such U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its BEPC exchangeable shares deferred as a result of such exchange under other provisions of the Code. Under Section 737 of the Code, such U.S. Holder could be required to recognize built-in gain if BEP were to distribute any property of BEP other than money (or, in certain circumstances, BEPC exchangeable shares) to such former holder of BEPC exchangeable shares within seven years of exercise of the BEP call right. Under Section 707(a) of the Code, such U.S. Holder could also be required to recognize built-in gain in certain circumstances. Section 707(a) of the Code and the Treasury Regulations thereunder create a presumption that any distributions of cash or other property made by a partnership to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for “operating cash flow distributions”. For this purpose, an “operating cash flow distribution” generally is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the “net cash flow from operations” (as defined in the applicable Treasury Regulations) of the partnership for the year multiplied by the lesser of the partner’s percentage interest in overall partnership profits for that year or the partner’s percentage interest in overall partnership profits for the life of the partnership. If a distribution to a U.S. Holder within two years of the transfer of BEPC exchangeable shares in exchange for BEP units is treated as part of a deemed sale transaction under Section 707(a) of the Code, such U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) such U.S. Holder’s adjusted tax basis in the BEPC exchangeable shares deemed to have been sold. Such gain or loss will be recognized in the year of the transfer of BEPC exchangeable shares in exchange for BEP units, and, if such U.S. Holder has already filed a tax return for such year, such holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.
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
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of BEP units received in exchange for BEPC exchangeable shares, see the discussion in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in BEP’s Annual Report. The U.S. federal income tax consequences of exchanging BEPC exchangeable shares for BEP units are complex, and each U.S. Holder is urged to consult its own independent tax advisor regarding such consequences in light of such holder’s particular circumstances.
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
Based on its current and expected income, assets, and activities, BEPC does not expect to be classified as a PFIC in the current taxable year, nor does it expect to become a PFIC for the foreseeable future. However, the determination of whether BEPC is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of BEPC’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that BEPC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status.
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
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the BEPC exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the resident holder’s income and will generally be deductible by the resident holder in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.
In the case of a resident holder that is a “specified financial institution”, taxable dividends received on the BEPC exchangeable shares will be deductible in computing its taxable income only if either:
(a) the specified financial institution did not acquire the BEPC exchangeable shares in the ordinary course of its business; or
(b) at the time of receipt of the taxable dividends by the specified financial institution,
(i) the BEPC exchangeable shares are listed on a “designated stock exchange” in Canada for purposes of the Tax Act (which currently includes the TSX); and
(ii) dividends are received in respect of not more than 10% of the issued and outstanding BEPC exchangeable shares by
A. the specified financial institution; or
B. the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).
Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the BEPC exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of BEPC exchangeable shares that is a corporation in respect of which dividends on the BEPC exchangeable shares will be included in the resident holder’s income as a taxable dividend, such taxable dividends received on the BEPC exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the BEPC exchangeable shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding BEPC exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length for purposes of the Tax Act, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length for purposes of the Tax Act, is a member or beneficiary.
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
Redemptions, Exchanges and Other Dispositions of the BEPC Exchangeable Shares
A resident holder who disposes of, or who is deemed to dispose of, a BEPC exchangeable share, including a disposition to BEPC (whether on a redemption by BEPC, an exchange at the request of the holder or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the resident holder’s adjusted cost base of such share and any reasonable costs of disposition. On an exchange of BEPC exchangeable shares for BEP units, such resident holder’s proceeds of disposition will equal the fair market value of the BEPC shares so exchanged.
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
The amount of any capital loss realized by a resident holder that is a corporation on the disposition of a BEPC exchangeable share may be reduced by the amount of any deductible dividends received or deemed to be received by the resident holder on such BEPC exchangeable share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a BEPC exchangeable share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such resident holders should consult their own advisors.
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
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the proposed amendments (including pursuant to anti-avoidance rules in the proposed amendments). Resident holders are advised to consult their own tax advisors in this regard.

Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the BEPC exchangeable shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE), the BEPC exchangeable shares will be “qualified investments” under the Tax Act for a trust governed by a TFSA, FHSA, RDSP, RRSP, RRIF, RESP, or deferred profit sharing plan.
Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such BEPC exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the BEPC exchangeable shares will generally not be a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as applicable, deals at arm’s length with BEPC for purposes of the Tax Act and does not have a “significant interest” as defined in the Tax Act for purposes of the “prohibited investment” rules in section 207.01 of the Tax Act, in BEPC. Any such annuitant, holder or subscriber should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of total BEPC exchangeable shares held by such annuitant, holder or subscriber.
Holders of TFSAs, FHSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such BEPC exchangeable shares will be such a “prohibited investment”, including with respect to whether the BEPC exchangeable shares would be “excluded property” for the purposes of such rules in their particular circumstances.
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

Generally, the BEPC exchangeable shares will not constitute “taxable Canadian property” of a non-resident holder at a particular time provided that BEPC is a mutual fund corporation unless, at any particular time during the 60-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BEPC were owned by or belonged to one or any combination of (i) the non-resident holder, (ii) persons with whom the non-resident holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the non-resident holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the BEPC exchangeable shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. A non-resident holder of BEPC exchangeable shares that also holds one or more BEP units will generally meet the condition in (a) above; however, BEPC does not expect that the condition in (b) will be met.
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
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on Brookfield Renewable’s SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 250 Vesey Street, 15th Floor, New York, New York 10281-1023, Tel: 212-417-7000.
10.I    SUBSIDIARY INFORMATION

Not applicable.
10.J    ANNUAL REPORT TO SECURITY HOLDERS
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. Management excluded from its design and assessment of the internal controls of investments acquired in 2023, which include a 136 MW portfolio of operating wind assets and a 60 MW portfolio of operating wind assets in Brazil, and a fully integrated developer and operator of renewable power assets with 5900 MW of operating and under construction assets, with a 6100 MW development pipeline in the United States, whose total assets and net assets on a combined basis constitute approximately 9% and 10%, respectively, of the consolidated financial statement amounts as of December 31, 2023 and 3% of revenues for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16B.    CODE OF ETHICS
The BEPC board has adopted the BEPC Ethics code, a copy of which is available on BEPC’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov, and is available on our website at https://bep.brookfield.com/bepc/corporate-governance/governance-documents. See Item 6.C “Board Practices—Code of Business Conduct and Ethics”.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Ernst & Young LLP (PCAOB ID: 1263) to act as our company’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the year ended December 31, 2023. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEPC’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2023(23)	2022
Audit Fees (1)	$11,123	$11,012
Audit-related fees (2)	488	140
Tax fees (3)	243	—
	$11,854	$11,152
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
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEPC Repurchases

BEPC may from time-to-time, subject to applicable law, purchase BEPC exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2023, the TSX accepted a notice of BEPC’s intention to commence a normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,982,586 of its issued and outstanding BEPC exchangeable shares for a one-year period. The price to be paid for our BEPC exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of BEPC exchangeable shares to be purchased and the timing of such purchases will be determined by BEPC, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2023, BEPC made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.
ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G.    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards, except that we do not have a compensation committee and compensation decisions are made by our nominating and governance committee and/or the Service Provider, as applicable.
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted the insider trading policy of Brookfield, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of Brookfield’s Personal Trading Policy is filed as an exhibit to this 20-F. See Item 6.C “Board Practices—Personal Trading Policy”.
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
Our group has a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with Brookfield Renewable’s Cybersecurity Policy (“CSP”). Our group’s cybersecurity policy defines the expectations and requirements for the secure and reliable operation of information technology and operating technology environments. Cybersecurity is one element of our comprehensive approach to strong governance and risk management practices, which also includes an emphasis on responsible corporate governance and ethical business conduct.
Key highlights of our group’s cybersecurity program include a comprehensive policy framework, reviewed and updated annually; security awareness training for all employees, completed annually; risk assessments for critical technology systems and applications, performed annually and following all changes to these systems; regular vulnerability scans; technology risk assessments and the use of software and technology to protect the confidentiality, integrity and availability of our systems, including the use of end-point detection and response, anti-malware applications and the use of programs that log, monitor and audit system activities.
Our group’s cybersecurity program performance and effectiveness are frequently assessed and audited internally and by third parties. We regularly complete business-wide phishing tests and promptly address any areas of weakness identified. We monitor and assess cybersecurity and data privacy programs business-wide and regulatory changes in the countries where we operate, as well as monitor and assess cybersecurity threat intelligence for any potential impacts to our business. Where we engage third parties, we have policies and processes to govern third party access and reduce the risks associated with such access.
Our group conducts pre-acquisition due diligence on a potential investment’s cybersecurity and data privacy programs to identify any material risks that may need to be addressed as part of the acquisition or post-acquisition.
No risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected our group, our group’s business strategy, results of operations, or financial condition. However, we can provide no assurance that our group will not experience any material cybersecurity threats or incidents in the future. See “Item 3D. Risk Factors— Risks Relating to Our Operations and Our Industry”.
Governance
Cybersecurity at Brookfield Renewable is overseen by the board of directors of the Managing General Partner, the Audit Committee and management.
Our group employs a decentralized approach to overseeing cybersecurity at our group’s businesses. The aim is to provide governance and guidance from the center to our group’s regional businesses who have management accountability. Regional management and local experts in each country are responsible for controlling and managing the assets and processes in their business. We believe these individuals maintain the best knowledge of country cybersecurity standards and measures to ensure compliance. Within each business, our group segregates systems that manage critical assets from all other systems and applications, to ensure the resilience and security of information and operating technologies. Members of our group’s senior management team (including the Chief Financial Officer and Chief Risk Officer) receive regular reports on our program.
The Audit Committees of the Managing General Partner and BEPC are responsible for periodically reviewing our group’s cybersecurity program and practices; overseeing the Service Provider’s processes for assessing, identifying, managing, mitigating and reporting cybersecurity risks, including assessing the likelihood, frequency and severity of cyber-attacks; and reviewing management’s cybersecurity practices and receiving and evaluating reports on cybersecurity from the Chief Risk Officer and Chief Financial Officer of the Service Provider on at least a quarterly basis or more frequently, as circumstances may require. The Audit Committees of the Managing General Partner and BEPC will regularly report to the board of directors of the Managing General Partner and the board of directors of BEPC, respectively, on significant matters they have addressed with respect to the partnership’s cybersecurity program.
Our cybersecurity program is led by the Vice President, Cybersecurity, IT Compliance and Privacy, who works closely with senior management, legal counsel and external counsel to develop and monitor Brookfield Renewable’s data protection, privacy and cybersecurity program and policies. The Vice President, Cybersecurity, IT Compliance and Privacy has over 35 years’ experience in cybersecurity oversight.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.    EXHIBITS

Number	Number
1.1	Notice of Articles and Articles of Brookfield Renewable Corporation.(5)
2.1	Description of Securities.(16)
4.1	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(14)
4.2
First Amendment to the Fifth Amended and Restated Master Services Agreement dated August 16, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(16)

4.3
Second Amendment to the Fifth Amended and Restated Master Services Agreement dated January 25, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(16)

4.4
Amended and Restated Relationship Agreement dated May 5, 2023, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Providers, Brookfield Corporation, and others.(14)

4.5	Rights Agreement, dated July 30, 2020, by and between Brookfield Corporation and Wilmington Trust, National Association.(6)
4.6	Registration Rights Agreement, dated July 30, 2020, by and between Brookfield Renewable Corporation, Brookfield Renewable Partners L.P. and Brookfield Corporation(6)
4.7	Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between Brookfield BRP Holdings (Canada) Inc. as borrower and BEP Subco Inc. as lender.(16)
4.8	Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between BEP Subco Inc. as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(16)
4.9	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(6)
4.10	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(6)
4.11	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(6)
4.12	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(6)
4.13	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
4.14
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.15
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.16
Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).(1)

4.17
Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.18
Guarantee Indenture, dated January 29, 2013, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.19
Guarantee Indenture, dated May 1, 2013, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.20
Guarantee Indenture, dated November 25, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 7 Preferred Units).(2)

4.21
Guarantee Indenture, dated November 25, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 8 Preferred Units).(2)

4.22
Guarantee Indenture, dated January 16, 2018, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 13 Preferred Units).(3)

4.23
Guarantee Indenture, dated January 16, 2018, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 14 Preferred Units).(3)

4.24
Guarantee Indenture, dated March 11, 2019, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 15 Preferred Units).(4)

4.25
Guarantee Indenture, dated March 11, 2019, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 16 Preferred Units).(4)

4.26
Guarantee Indenture, dated April 14, 2022, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 18 Preferred Units).(11)

4.27
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(7)

4.28
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(7)

4.29
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(10)

4.30	Indenture, dated August 11, 2021. between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(8)

4.31
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(11)

4.32	First Supplemental Indenture, dated November 9, 2022, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(12)
4.33	Second Supplemental Indenture, dated March 29, 2023, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(13)
4.34	Third Supplemental Indenture, dated January 10, 2024, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(15)
8.1	List of subsidiaries of Brookfield Renewable Corporation (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(14)
11.2	Personal Trading Policy.(16)
12.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)
12.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)
13.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(16)
13.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(16)
15.1	Board of Directors Charter of Brookfield Renewable Corporation.(16)
15.2	Audit Committee Charter of Brookfield Renewable Corporation.(16)
15.3	Consent of Ernst & Young LLP.(16)
97.1	Clawback Policy.(16)
101
The following materials from Brookfield Renewable Corporation’s annual report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Corporation and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Corporation, tagged as blocks of text and in detail

(1)    Filed as an exhibit to BEP’s Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
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
(6)    Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(7)    Filed as an exhibit to Form 6-K filed on April 15, 2021, and incorporated herein by reference.
(8)    Filed as an exhibit to BEP’s Form 6-K on August 12, 2021, and incorporated herein by reference.
(9)    Filed as an exhibit to Form 6-K on August 12, 2021, and incorporated herein by reference.
(10)    Filed as an exhibit to Form 6-K on December 9, 2021, and incorporated herein by reference.
(11)     Filed as an exhibit to BEP’s Form 6-K on April 14, 2022, and incorporated herein by reference.
(12)    Filed as an exhibit to BEP’s Form 6-K on November 14, 2022, and incorporated herein by reference.
(13)    Filed as an exhibit to BEP’s Form 6-K on March 29, 2023 and incorporated herein by reference.
(14)    Filed as an exhibit to Form 6-K on June 2, 2023 and incorporated herein by reference.
(15)    Filed as an exhibit to BEP’s Form 6-K on January 10, 2024 and incorporated herein by reference.
(16)    Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 29, 2024	BROOKFIELD RENEWABLE CORPORATION

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of Brookfield Renewable Corporation

BROOKFIELD RENEWABLE CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021	F - 2

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

/s/ Connor Teskey	/s/ Wyatt Hartley
Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 29, 2024

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Corporation and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 29, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

F - 3

Revaluation of power generating assets
Description of the Matter	The Company measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2023, property, plant and equipment on the consolidated statement of financial position totaled $44,038 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income (loss) totaled a loss of $544 million and a loss in the consolidated statement of income (loss) of $46 million for 2023. As discussed in Notes 1(g), 1(r)(i) and 1(s) (iii) and 12 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

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

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets and corroboration with third party engineering reports. We also tested the computational accuracy of the fair value model.

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of the power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Company’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

F - 4

Significant acquisitions: wind and solar portfolio
Description of the Matter
During 2023, the Company completed the acquisition of a U.S. Renewable Portfolio for purchase price of $1,083 million. As described in Notes 1(o) and 3 – Acquisitions to the consolidated financial statements, this business combination is accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding date of acquisition.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets, tax equity liabilities and commodity derivatives acquired. The significant assumptions related to these estimates include but are not limited to future electricity prices, production tax credits, generation volumes, discount rates, terminal value and operating and capital expenditures. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding and evaluated the design of controls over management’s processes in determining the fair value of power generating assets, tax equity liabilities and commodity derivatives acquired. We tested controls over management’s review of the power generating assets, tax equity and commodity derivative valuation models, including the controls over the review and approval of all significant assumptions.

Our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to available engineering reports, benchmarking against publicly available industry generation data, and also considering industry benchmarks for losses that impact generation. Further, with the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. For production tax credit rates, we assessed management’s future projections against stated guidance for all production tax credit regimes and ensured that management’s projection was reasonable based on published guidance. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates and terminal values, used in the Company’s models, which included consideration of benchmark interest rates, geographic location, contracted or uncontracted assets and type of technology, as well as performing sensitivity analysis on such significant assumptions. Further, we assessed the estimated capital expenditures by corroborating against recently signed construction contracts and component supply agreements. We compared operating expenditures to available engineering reports, compared forecasts against industry benchmarks and signed operations and maintenance contracts. We also tested the computational accuracy of the fair value model and considered the adequacy of disclosures made in Note 3 to the consolidated financial statements in respect of these judgements and estimates.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as Brookfield Renewable’s auditor since 2020.
Toronto, Canada
February 29, 2024

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
Management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2023, our company’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2023, which include a 136 MW portfolio of operating wind assets and a 60 MW portfolio of operating wind assets in Brazil, and a fully integrated developer and operator of renewable power assets with 5900 MW of operating and under construction assets, with a 6100 MW development pipeline in the United States, whose total assets and net assets on a combined basis constitute approximately 9% and 10%, respectively, of the consolidated financial statement amounts as of December 31, 2023 and 3% of revenues for the year then ended.
Our company’s internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited our company’s consolidated financial statements for the year ended December 31, 2023. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of our company’s internal control over financial reporting as of December 31, 2023.

/s/ Connor Teskey	/s/ Wyatt Hartley
Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 29, 2024

F - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 12 GW operating and development portfolio of utility-scale solar, wind and battery storage assets in the United States, the 136 MW portfolio of operating wind assets in Brazil, and the 60MW portfolio of operating and wind assets in Brazil. The aforementioned acquisitions are included in the 2023 consolidated financial statements of the Company and constituted approximately 9% and 10% of total and net assets, respectively on a combined basis as of December 31, 2023 and 3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisitions.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2023 consolidated financial statements of the Company and our report dated February 29, 2024 expressed an unqualified opinion thereon.
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

F - 7

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 29, 2024

F - 8

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	19	$627	$642
Restricted cash	20	165	44
Trade receivables and other current assets	21	955	1,321
Financial instrument assets	5	124	106
Due from related parties	27	1,427	615
Assets held for sale	4	—	698
		3,298	3,426
Financial instrument assets	5	301	481
Equity-accounted investments	18	644	451
Property, plant and equipment, at fair value	12	44,038	37,828
Goodwill	16	854	723
Deferred income tax assets	11	102	70
Other long-term assets	22	184	309
Total Assets		$49,421	$43,288
Liabilities
Current liabilities
Accounts payable and accrued liabilities	23	$807	$621
Financial instrument liabilities	5	441	270
Due to related parties	27	456	464
Non-recourse borrowings	13	1,891	1,299
Provisions	26	19	16
Liabilities directly associated with assets held for sale		—	217
BEPC exchangeable and class B shares	15	4,721	4,364
		8,335	7,251
Financial instrument liabilities	5	1,376	578
Non-recourse borrowings	13	14,181	12,416
Deferred income tax liabilities	11	5,819	5,263
Provisions	24, 26	926	341
Due to related parties	27	930	2
Other long-term liabilities	25	725	613
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	11,070	10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	272	271
The partnership		5,787	5,873
Total Equity		$17,129	$16,824
Total Liabilities and Equity		$49,421	$43,288
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Corporation.:

Patricia Zuccotti Director	David Mann Director

F - 9

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2023	2022	2021
Revenues	27	$3,967	$3,778	$3,367
Other income	7	584	93	60
Direct operating costs(1)	8	(1,466)	(1,174)	(1,185)
Management service costs	27	(88)	(169)	(175)
Interest expense	13	(1,258)	(1,032)	(900)
Share of earnings (loss) from equity-accounted investments	18	(8)	6	2
Foreign exchange and financial instruments (loss) gain	5	159	(65)	(27)
Depreciation	12	(1,342)	(1,179)	(1,115)
Other	9	(61)	(90)	(277)
Remeasurement of BEPC exchangeable and class B shares	15	(106)	1,800	1,267
Income tax (expense) recovery
Current	11	(113)	(133)	(31)
Deferred	11	40	15	(56)
		(73)	(118)	(87)
Net income		$308	$1,850	$930
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$481	$336	$(23)
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	8	11	7
The partnership		(181)	1,503	946
		$308	$1,850	$930
The accompanying notes are an integral part of these consolidated financial statements.
(1)Direct operating costs exclude depreciation expense disclosed below.

F - 10

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2023	2022	2021
Net income		$308	$1,850	$930
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	12	(544)	2,588	3,949
Actuarial gain (loss) on defined benefit plans		(10)	15	10
Deferred income taxes on above items	11	118	(649)	(1,047)
Unrealized gain (loss) on investments in equity securities		—	1	—
Equity-accounted investments	18	49	(59)	87
Total items that will not be reclassified to net income		(387)	1,896	2,999
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation	10	1,274	(558)	(829)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	5	209	105	(56)
Unrealized gain (loss) on foreign exchange swaps – net investment hedge	5	(131)	4	84
Reclassification adjustments for amounts recognized in net income	5	(106)	148	(16)
Deferred income taxes on above items	11	(6)	(70)	3
Equity-accounted investments	18	1	1	—
Total items that may be reclassified subsequently to net income		1,241	(370)	(814)
Other comprehensive income		854	1,526	2,185
Comprehensive income		$1,162	$3,376	$3,115
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$1,308	$1,118	$578
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	22	27	23
The partnership		(168)	2,231	2,514
		$1,162	$3,376	$3,115
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)				Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Net income (loss)	(181)	—	—	—	(181)	8	481	308
Other comprehensive income (loss)	—	327	(361)	47	13	14	827	854
Capital contributions (Note 14)	—	—	—	—	—	—	589	589
Acquisition through business combinations (Note 3)	—	—	—	—	—	—	343	343
Return of capital	—	—	—	—	—	—	(140)	(140)
Disposal (Note 4)	34	—	(34)	—	—	—	(418)	(418)
Dividends declared	—	—	—	—	—	(20)	(1,353)	(1,373)
Other	(144)	—	217	9	82	(1)	61	142
Change in year	(291)	327	(178)	56	(86)	1	390	305
Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	$5,787	$272	$11,070	$17,129
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	3,667	$261	$10,297	$14,225
Net income	1,503	—	—	—	1,503	11	336	1,850
Other comprehensive income (loss)	—	(37)	676	89	728	16	782	1,526
Capital contributions	—	—	—	—	—	—	569	569
Disposal	27	—	(27)	—	—	(2)	(54)	(56)
Dividends declared	(78)	—	—	—	(78)	(18)	(1,268)	(1,364)
Other	196	23	(159)	(7)	53	3	18	$74
Change in year	1,648	(14)	490	82	2,206	10	383	2,599
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income (loss)	946	—	—	—	946	7	(23)	930
Other comprehensive income (loss)	—	(216)	1,812	(28)	1,568	16	601	2,185
Capital contributions	—	—	—	—	—	—	65	65
Disposals	60	—	(60)	—	—	—	(181)	(181)
Dividends declared	—	—	—	—	—	(20)	(655)	(675)
Other	(14)	(2)	(8)	—	$(24)	—	200	176
Change in year	992	(218)	1,744	(28)	2,490	3	7	2,500
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2023	2022	2021
Operating activities
Net income		$308	$1,850	$930
Adjustments for the following non-cash items:
Depreciation	12	1,342	1,179	1,115
Unrealized financial instrument (gain) loss	5	(159)	187	102
Share of loss (earnings) from equity-accounted investments	18	8	(6)	(2)
Deferred income tax (recovery) expense	11	(40)	(15)	56
Other non-cash items		(361)	6	109
Remeasurement of BEPC exchangeable and class B shares	15	106	(1,800)	(1,267)
Dividends received from equity-accounted investments	18	14	4	3
		1,218	1,405	1,046
Changes in due to or from related parties		(20)	(18)	(24)
Net change in working capital balances	28	405	(103)	(627)
		1,603	1,284	395
Financing activities
Proceeds from non-recourse borrowings	13	2,601	3,460	4,133
Repayment of non-recourse borrowings	13	(2,032)	(2,571)	(2,641)
Capital contributions from non-controlling interests	14	189	369	65
Capital repaid to non-controlling interests		(169)	(54)	(181)
Exchangeable share issuance		251	—	—
Distributions paid:
To participating non-controlling interests	14	(669)	(1,286)	(675)
To the partnership	15	—	(78)	—
Related party borrowings, net		(807)	(242)	(23)
		(636)	(402)	678
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(180)	—	(12)
Acquisitions of equity-accounted investments		(22)	(48)	—
Investment in property, plant and equipment	12	(1,028)	(847)	(1,354)
Proceeds from disposal of assets		109	92	376
Disposal of securities		134	—	—
Restricted cash and other		(31)	65	(37)
		(1,018)	(738)	(1,027)
Foreign exchange gain (loss) on cash		36	(19)	(33)
Cash and cash equivalents
Increase (decrease)		(15)	125	13
Net change in cash classified within assets held for sale		—	(8)	—
Balance, beginning of year		642	525	512
Balance, end of year		$627	$642	$525
Supplemental cash flow information:
Interest paid		$1,177	$999	$828
Interest received		$101	$32	$20
Income taxes paid		$167	$90	$49
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Corporation, “Brookfield”) is our company’s ultimate parent. The term “Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

F - 14

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2023, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of the company on February 29, 2024.
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

F - 15

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
The company generally determines the fair value of its property, plant and equipment by using 20-year discounted cash flow model for hydroelectric assets and the estimated remaining useful life for other technologies. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, the company initially measures the assets at fair value consistent with the policy described in Note 1(o) – Business combinations, with no revaluations at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
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

F - 16

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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2023 is 34 years (2022: 35 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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

F - 17

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

F - 18

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
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

F - 19

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

F - 20

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
Investment tax credits (ITCs)
Allocation of ITCs to the tax equity investor are derived as a percentage of a projects total cost. Once received, the ITCs are recognized as a reduction to property plant and equipment with a corresponding reduction to the tax equity liability.

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

F - 21

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

F - 22

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
The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2023, revenues recognized at a point in time corresponding to the sale of renewable credits were $244 million (2022: $259 million and 2021: $181 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company's generation activities related to commodity prices. From time to time, our company also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which our company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in operating revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2023 increased revenues by $119 million (2022: decreased revenues by $146 million and 2021: decreased revenues by $30 million).
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

F - 23

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

F - 24

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

F - 25

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

F - 26

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
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2027 to 2035 in North America, 2030 in Colombia and 2027 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the

F - 27

North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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

F - 28

(t) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. The company operates in countries which have enacted new legislation to implement the global minimum top-up tax. The company has applied the temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.

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
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of the company which significantly affect its financial position and results of operations as at December 31, 2023:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100.00
(1)Voting control held, in whole or in part, through voting agreements with Brookfield.

F - 29

3. ACQUISITIONS
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Brazil Wind Portfolio
On March 3, 2023, the company, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of wind assets in Brazil. The total purchase price of this acquisition was $95 million (approximately $21 million net to the company), comprising of closing consideration, including working capital and closing adjustments of $90 million (approximately $20 million net to the Company) plus $5 million of deferred consideration (approximately $1 million net to the Company). The company holds an approximately 22.5% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $24 million for the year ending December 31, 2023.
U.S. Renewable Portfolio
On October 25 2023, the company, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for $1,083 million (approximately $308 million net to the company) $565 million (approximately $161 million net to the company) plus $518 million of deferred consideration (approximately $147 million net to the company). Total fair value of net assets acquired, net of non-controlling interest was $1,453 million. The total transaction costs related to the acquisition were $6 million (approximately $2 million net to the Company) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $401 million for the year ended December 31, 2023.
Brazil Wind Portfolio
On November 6, 2023, the company, together with its institutional partners, completed the acquisition of a 100% interest in a 60 MW portfolio of operating wind assets in Brazil for total consideration of R$113 million ($23 million) ( R$25 million ($5 million) net to the company) and have been classified under Other in the consolidated statement of income (loss). The company holds an approximately 22.5% economic interest. The total transaction costs related to the acquisition were less than $1 million. If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $9 million for the year ended December 31, 2023.

F - 30

The purchase price allocations, at fair value, as at December 31, 2023, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil Wind Portfolio	U.S. Renewable Portfolio(1)	Brazil Wind Portfolio(1)	Total
Cash and cash equivalents	$10	$88	$1	$99
Restricted cash	—	111	—	111
Trade receivables and other current assets	9	127	4	140
Property, plant and equipment	130	3,937	40	4,107
Financial instruments assets	—	38	—	38
Equity accounted investments	—	36	—	36
Other non-current assets	19	54	5	78
Accounts payable and accrued liabilities	(22)	(88)	(2)	(112)
Current portion of non-recourse borrowings	(4)	(187)	(2)	(193)
Financial instruments liabilities	—	(1,037)	—	(1,037)
Non-recourse borrowings	(45)	(905)	(17)	(967)
Deferred tax liabilities	—	(29)	—	(29)
Provisions	(2)	(219)	—	(221)
Other long-term liabilities	—	(130)	(6)	(136)
Fair value of net assets acquired	95	1,796	23	1,914
Non-controlling interests	—	(343)	—	(343)
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$95	$1,453	$23	$1,571
(1)The purchase price allocation is preliminary as at December 31, 2023. Brookfield Renewable is currently assessing the fair value of Property, plant and equipment, Financial instruments, Provisions and Deferred tax, Non-recourse borrowings, Other long-term liabilities and Goodwill for the purchase price allocation and expect to finalize the balances in 2024 within the one year measurement period. Refer to Note 7 - Other income for more details.

Completed in 2022
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
California Resources Corporation
On August 3, 2022, the company, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. The company, together with its institutional partners, has committed to invest up to $500 million to fund the development of identified carbon capture and storage projects in California. This includes an initial investment of approximately $137 million, of which $48 million was deployed during the year ended December 31, 2022, which includes a put option that offers strong downside protection at a pre-determined rate of return. The company holds an approximate 10% economic interest.

F - 31

4. DISPOSAL OF ASSETS
On March 17, 2023, the company’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. The company retained its 22% interest in the investment and accordingly, did not receive proceeds from the sale. Subsequent to the completion of the sale, the company no longer consolidates this investment and recognized its interest as an equity-accounted investment. As a result of the disposition, the company derecognized $667 million of total assets and $191 million of total liabilities from the consolidated statements of financial positions. The company’s post-tax portion of the accumulated revaluation surplus of $34 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On September 20, 2023, the company, together with its institutional partners completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay for proceeds of approximately $112 million ($29 million net to the company) net of transaction fees. As a result of the disposition, the company derecognized $238 million of total assets and $193 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income of $5 million was reclassified to profit and loss. This resulted in a gain on disposition of $72 million ($18 million net to the company) recognized within Other income in the consolidated statements of income (loss).

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

F - 32

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2023	2022	2021	2023	2022	2021
5% increase	$(24)	$(30)	$(34)	$(23)	$(34)	$(20)
5% decrease	24	30	34	23	34	20
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2023	2022	2021	2023	2022	2021
5% increase	$18	$18	$21	$163	$44	$29
5% decrease	(18)	(18)	(21)	(163)	(44)	(29)
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
The company will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact the company’s cash flows, primarily with respect to the interest payable against the company’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $7,766 million (2022: $5,979 million). Of this principal value, $3,423 million (2022: $2,561

F - 33

million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2023	2022	2021	2023	2022	2021
1% increase	$(91)	$(10)	$11	$89	$90	$111
1% decrease	92	10	(11)	(95)	(95)	(121)
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
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2023	2022
Trade receivables and other short-term receivables	$645	$647
Financial instrument assets(1)	254	292
Due from related parties(1)	1,436	624
Long-term receivables	$110	$38
	$2,445	$1,601
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

F - 34

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

AS AT DECEMBER 31, 2023 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$624	$—	$—	$624
Financial instrument liabilities(1)	305	609	646	1,560
Due to related parties(1)	456	—	—	456
Other long-term liabilities – concession payments	1	4	11	16
Lease liabilities(1)	31	235	235	501
Non-recourse borrowings(1)	1,891	6,363	7,963	16,217
Interest payable on borrowings(2)	1,097	3,189	2,491	6,777
Total	$4,405	$10,400	$11,346	$26,151

AS AT DECEMBER 31, 2022 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$621	$—	$—	$621
Financial instrument liabilities(1)	270	403	175	848
Due to related parties(1)	464	—	—	464
Other long-term liabilities – concession payments	1	6	20	27
Lease liabilities(1)	26	60	278	364
Non-recourse borrowings(1)	1,299	4,122	8,359	13,780
Interest payable on borrowings(2)	813	2,711	2,361	5,885
Total	$3,494	$7,302	$11,193	$21,989
(1)Includes both the current and long-term amounts.
(2)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculations based on estimated interest rates.
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

F - 35

The following table presents the company’s assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2023	2022
Assets measured at fair value:
Cash and cash equivalents	$627	$—	$—	$627	$642
Restricted cash(1)	202	—	—	202	68
Financial instrument assets(1)
IFRS 9 PPAs	—	—	9	9	1
Energy derivative contracts	—	86	—	86	33
Interest rate swaps	—	159	—	159	261
Foreign exchange swaps	—	—	—	—	—
Investments in equity securities	—	—	171	171	292
Property, plant and equipment	—	—	44,038	44,038	37,828
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs(2)	—	(56)	(444)	(500)	(189)
Energy derivative contracts	—	(74)	—	(74)	(231)
Interest rate swaps	—	(24)	—	(24)	(14)
Foreign exchange swaps	—	(284)	—	(284)	(61)
Tax equity	—	—	(935)	(935)	(353)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(3)	(4,721)	—	—	(4,721)	(4,364)
Non-recourse borrowing(1)	(1,793)	(14,450)	—	(16,243)	(12,847)
Total	$(5,685)	$(14,643)	$42,839	$22,511	$21,066
(1)Includes both the current amount and long-term amounts.
(2)During the year ended December 31, 2023, $56 million (2022: nil) was transferred to Level 3 to Level 2.
(3)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 15 – BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.

F - 36

Financial instruments disclosures
Financial assets and liabilities are offset with the net amount reported in the Consolidated Statements of Financial Position, where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The aggregate amount of our company’s net financial instrument positions as at December 31 are as follows:

	Financial Instruments Assets				Financial Instruments Liabilities
		Instruments not designated as hedges				Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Net Assets (Liabilities)
IFRS 9 PPAs	$—	$1	$—	$1	$(94)	$(95)	$—	$(189)	$(188)
Energy derivative contracts	12	21	—	33	(37)	(194)	—	(231)	(198)
Interest rate swaps	222	39	—	261	(14)	—	—	(14)	247
Foreign exchange swaps	—	—	—	—	(52)	(9)	—	(61)	(61)
Investments in debt and equity securities	—	—	292	292	—	—	—	—	292
Tax equity	—	—	—	—	—	(353)	—	(353)	(353)
Balance, as at December 31, 2022	$234	$61	$292	$587	$(197)	$(651)	$—	$(848)	$(261)
Less: current portion				(106)				270	164
Long-term portion				$481				$(578)	$(97)

IFRS 9 PPAs	$—	$9	$—	$9	$(40)	$(460)	$—	$(500)	$(491)
Energy derivative contracts	102	(16)	—	86	—	(74)	—	(74)	12
Interest rate swaps	123	36	—	159	(21)	(3)	—	(24)	135
Foreign exchange swaps	—	—	—	—	(268)	(16)	—	(284)	(284)
Investments in debt and equity securities	—	—	171	171	—	—	—	—	171
Tax equity	—	—	—	—	—	(935)	—	(935)	(935)
Balance, as at December 31, 2023	$225	$29	$171	$425	$(329)	$(1,488)	$—	$(1,817)	$(1,392)
Less: current portion				(124)				441	317
Long-term portion				$301				$(1,376)	$(1,075)

F - 37

The following table presents the change in the company’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at December 31, 2022 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at December 31, 2023 asset (liability)
IFRS 9 PPAs(3)	$(188)	$17	$(9)	$(32)	$13	$(292)	$—	$(491)
Energy derivative contracts	(198)	220	(2)	92	(110)	10	—	12
Interest rate swaps	247	(7)	—	22	(110)	(14)	(3)	135
Foreign exchange swaps	(61)	(131)	—	2	—	(94)	—	(284)
Investments in debt and equity securities	296	—	—	11	—	(136)	—	171
Tax equity	(353)	—	—	94	—	(676)	—	(935)
	$(257)	$99	$(11)	$189	$(207)	$(1,202)	$(3)	$(1,392)
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
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(MILLIONS)	Balance as at December 31, 2021 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at December 31, 2022 asset (liability)
IFRS 9 PPAs(3)	$(29)	$(75)	$(13)	$(111)	$22	$18	$—	$(188)
Energy derivative contracts	(132)	(117)	2	(132)	142	39	—	(198)
Interest rate swaps	(63)	260	(1)	38	5	14	(6)	247
Foreign exchange swaps	25	(78)	—	87	—	(95)	—	(61)
Investments in debt and equity securities	—	—	—	4	—	292	—	296
Tax equity	(455)	—	—	83	—	19	—	(353)
	$(654)	$(10)	$(12)	$(31)	$169	$287	$(6)	$(257)
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

F - 38

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
For the year ended December 31, 2023, loss of $119 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2022: $146 million loss and 2021: $32 million gains).
Based on market prices as of December 31, 2023, unrealized losses of $48 million (2022: $37 million loss and 2021: $72 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2023	December 31, 2022
Carrying amount (asset/(liability))	62	(118)
Notional amount – GWh	10,884	13,674
Weighted average hedged rate for the year ($/MWh)	58	58
Maturity dates	2024-2033	2023-2033
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	97	(90)
Change in value of hedged item used to determine hedge effectiveness	(172)	64
There is $1 million of hedge ineffectiveness losses recognized in foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2023 (2022: $18 million gains and 2021: $7 million gains).

F - 39

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2023, agreements with a total notional exposure of $3,052 million were outstanding (2022: $2,569 million) including $499 million (2022: $325 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.9% (2022: 2.6%).
For the year ended December 31, 2023, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $3 million losses (2022: $2 million losses and 2021: $11 million losses).
Based on market prices as of December 31, 2023, unrealized losses of $37 million (2022: $41 million and 2021: $32 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2023	December 31, 2022
Carrying amount (asset/(liability))	102	208
Notional amount – $	1,029	640
Notional amount – COP(1)	196	157
Notional amount – C$(1)	124	132
Notional amount – €(1)	1,204	1,315
Maturity dates	2024-2048	2023-2048
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(101)	259
Change in value of hedged item used to determine hedge effectiveness	101	(260)
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2023 foreign currency spot rate
The hedge ineffectiveness gains recognized within foreign exchange and financial instrument gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2023 was nil (2022: $1 million and 2021: $(3) million).
(d)Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

F - 40

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
At December 31, 2023, agreements with a total notional exposure of $3,769 million were outstanding (2022: $2,536 million) including $363 million (2022: $1,641 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2022: nil and 2021: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2023	December 31, 2022
Carrying amount (asset/(liability))	(268)	(51)
Notional amount for hedges of the Colombian Peso(1)	2,602	302
Notional amount for hedges of the Euro(1)	530	514
Notional amount for hedges of the Brazilian real(1)	274	79
Maturity date	2024 - 2025	2023 - 2024
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,642	5,038
€/$ foreign exchange forward contracts	1.00	1.00
BRL/$ foreign exchange forward contracts	5.00	5.69
(1)Notional amounts expressed in millions of U.S. dollars

F - 41

6. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration and biomass) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and material accounting policy information.
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

F - 42

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2023:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,212	$152	$165	$125	$—	$1,654	$(47)	$2,360	$3,967
Other income	51	33	23	18	21	146	(13)	451	584
Direct operating costs	(476)	(47)	(42)	(42)	(6)	(613)	22	(875)	(1,466)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	38	—	38
	787	138	146	101	15	1,187	—	1,936
Management service costs	—	—	—	—	(88)	(88)	—	—	(88)
Interest expense(1)	(261)	(28)	(50)	(21)	3	(357)	8	(668)	(1,017)
Current income taxes	(22)	(2)	(2)	—	—	(26)	—	(87)	(113)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(8)	—	(8)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(1,181)	(1,181)
Funds From Operations	504	108	94	80	(70)	716	—	—
Depreciation									(1,342)
Foreign exchange and financial instrument gain									159
Deferred income tax recovery									40
Other									(61)
Dividends on BEPC exchangeable shares(1)									(241)
Remeasurement of BEPC exchangeable and BEPC class B shares									(106)
Share of loss from equity-accounted investments									(38)
Net income attributable to non-controlling interests									692
Net loss attributable to the partnership									$(181)
(1)Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 7 - Other Income.
(2) Share of loss from equity-accounted investments of $8 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $489 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $1,258 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,095	$176	$167	$146	$—	$1,584	$(55)	$2,249	$3,778
Other income	44	10	37	8	—	99	1	(7)	93
Direct operating costs	(426)	(54)	(39)	(70)	(5)	(594)	30	(610)	(1,174)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	24	—	24
	713	132	165	84	(5)	1,089	—	1,632
Management service costs	—	—	—	—	(163)	(163)	—	(6)	(169)
Interest expense(1)	(175)	(29)	(50)	(20)	(3)	(277)	4	(539)	(812)
Current income taxes	(34)	(2)	(1)	—	—	(37)	—	(96)	(133)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(991)	(991)
Funds From Operations	504	101	114	64	(171)	612	—	—
Depreciation									(1,179)
Foreign exchange and financial instrument loss									(65)
Deferred income tax recovery									15
Other									(90)
Dividends on BEPC exchangeable shares(1)									(220)
Remeasurement of BEPC exchangeable and BEPC class B shares									1,800
Share of earnings from equity-accounted investments									(14)
Net income attributable to non-controlling interests									644
Net income attributable to the partnership									$1,503
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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$992	$199	$166	$126	$—	$1,483	$(40)	$1,924	$3,367
Other income	55	26	15	2	3	101	(1)	(40)	60
Direct operating costs	(424)	(59)	(42)	(50)	(3)	(578)	19	(626)	(1,185)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	22	—	22
	623	166	139	78	—	1,006	—	1,258
Management service costs	—	—	—	—	(175)	(175)	—	—	(175)
Interest expense	(140)	(35)	(53)	(20)	(16)	(264)	6	(433)	(691)
Current income taxes	(11)	(2)	(1)	1	—	(13)	—	(18)	(31)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(6)	—	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(807)	(807)
Funds From Operations	472	129	85	59	(191)	554	—	—
Depreciation									(1,115)
Foreign exchange and financial instrument loss									(27)
Deferred income tax expense									(56)
Other									(277)
Dividends on class A exchangeable shares(1)									(209)
Remeasurement of exchangeable and class B shares									1,267
Share of loss from equity-accounted investments									(14)
Net income attributable to non-controlling interests									823
Net income attributable to the partnership									$946

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

F - 45

The following table presents information on a segmented basis about certain items in the company’s consolidated statements of financial position and reconciles the company’s proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at December 31, 2023
Cash and cash equivalents	$89	$89	$68	$12	$—	$258	$(5)	$374	$627
Property, plant and equipment, at fair value	13,914	2,713	2,422	1,312	—	20,361	(752)	24,429	44,038
Total assets	15,899	2,986	2,604	1,370	392	23,251	(222)	26,392	49,421
Total liabilities	7,748	2,206	2,154	589	4,766	17,463	(222)	15,051	32,292
As at December 31, 2022
Cash and cash equivalents	$70	$49	$60	$18	$—	$197	$(7)	$452	$642
Property, plant and equipment, at fair value	13,709	1,400	1,310	1,084	—	17,503	(557)	20,882	37,828
Total assets	15,604	1,595	1,447	1,138	307	20,091	(171)	23,368	43,288
Total liabilities	7,257	955	1,163	409	4,436	14,220	(171)	12,415	26,464

F - 46

Geographical Information
The following table presents consolidated revenue split by technology for the year ended December 31:

(MILLIONS)	2023	2022	2021
Hydroelectric	$2,505	$2,307	$1,969
Wind	609	647	646
Utility-scale solar	632	567	507
Distributed energy & sustainable solutions	221	257	245
	$3,967	$3,778	$3,367
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2023	December 31, 2022
North America	$26,082	$22,478
Colombia	10,585	8,264
Brazil	4,888	4,162
Europe	3,127	3,375
	$44,682	$38,279

7. OTHER INCOME
The company’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2023	2022	2021
Interest and other investment income	$87	$32	$20
Gain on regulatory and contract settlement	22	43	35
Gain on disposition of non-core assets	72	—	—
Other(1)	403	18	5
	$584	$93	$60
(1)During the year ended December 31, 2023, the company’s application of the acquisition method for its completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. The difference in value of $370 million was recorded within Other income in the consolidated statements of income (loss). Refer to Note 3 - Acquisitions for more details.
8. DIRECT OPERATING COSTS
The company’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2023	2022	2021
Fuel and power purchases(1)(2)		$(560)	$(396)	$(450)
Salaries and benefits		(263)	(224)	(206)
Operations and maintenance		(252)	(246)	(218)
Water royalties, property taxes and other regulatory fees		(169)	(159)	(163)
Professional fees		(70)	(24)	(26)
Insurance		(52)	(56)	(56)
Other related party services	27	(2)	(7)	(11)
Other		(98)	(62)	(55)
		$(1,466)	$(1,174)	$(1,185)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million in 2021 relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,342 million (2022: $1,179 million and 2021: $1,115 million) which is presented separately.

F - 47

9. OTHER
The company’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2023	2022	2021
Change in fair value of property, plant and equipment		$(46)	$(5)	$(73)
Amortization of service concession assets		(11)	(10)	(15)
Share-settlement liability		—	—	(65)
Legal provisions	26	—	—	(55)
Cash flow hedge associated with the disposal of assets	4	—	—	(6)
Transaction costs		(3)	—	—
Other		(1)	(75)	(63)
		$(61)	$(90)	$(277)
10. FOREIGN CURRENCY TRANSLATION
The company’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2023	2022	2021
Foreign currency translation on:
Property, plant and equipment, at fair value	12	$2,640	$(1,490)	$(1,527)
Goodwill	16	149	(126)	(121)
Borrowings	13	(713)	545	479
Deferred income tax liabilities and assets	11	(670)	454	329
Other assets and liabilities		(132)	59	11
		$1,274	$(558)	$(829)
11. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2023	2022	2021
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(113)	$(133)	$(31)
Deferred taxes
Origination and reversal of temporary differences	52	(10)	80
Relating to change in tax rates / imposition of new tax laws	—	10	(142)
Relating to unrecognized temporary differences and tax losses	(12)	15	6
	40	15	(56)
Total income tax expense	$(73)	$(118)	$(87)

F - 48

The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2023	2022	2021
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(8)	$(60)	$7
Other	5	(14)	(7)
Revaluation surplus
Origination and reversal of temporary differences	115	(679)	(882)
Relating to changes in tax rates / imposition of new tax laws	—	34	(162)
	$112	$(719)	$(1,044)
The company’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2023	2022	2021
Statutory income tax expense (1)	$(112)	$(575)	$(287)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(6)	(8)	(9)
Differences between statutory rate and future tax rate and tax rate changes	—	10	(142)
Non-controlling interest	87	19	7
Subsidiaries’ income taxed at different rates	50	10	74
Non-deductible expenses	(93)	426	271
Other	1	—	(1)
Effective income tax expense	$(73)	$(118)	$(87)
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of the company’s subsidiaries using the domestic rate in each tax jurisdiction.
The company’s effective income tax rate was 19.2% for the year ended December 31, 2023 (2022: 6.0% and 2021: 8.6%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized, non-deductible expenses, and non-controlling interests’ income not subject to tax.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2023	2022	2021
Less than four years	$—	$—	$—
Thereafter	133	122	126

F - 49

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2021	$869	$(5,029)	$(4,160)
Recognized in net income (loss)	5	(61)	(56)
Recognized in equity	—	(1,046)	(1,046)
Business combination	—	(1)	(1)
Foreign exchange	5	324	329
As at December 31, 2021	879	(5,813)	(4,934)
Recognized in net income (loss)	16	(1)	15
Recognized in equity	—	(728)	(728)
Business combination	—	—	—
Foreign exchange	2	452	454
As at December 31, 2022	897	(6,090)	(5,193)
Recognized in net income (loss)	(58)	98	40
Recognized in equity	—	117	117
Business combination	—	(11)	(11)
Foreign exchange	—	(670)	(670)
As at December 31, 2023	$839	$(6,556)	$(5,717)

The deferred income tax liabilities include $5,153 million (2022: $5,178 million and 2021: $4,556 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $5,216 million (2022: $4,952 million and 2021: $4,021 million).

F - 50

12. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2021		$25,496	$4,998	$6,457	$188	$37,139
Additions, net(2)		9	(137)	(78)	(7)	(213)
Transfer from construction work-in-progress		161	86	744	7	998
Transfer to assets held for sale		(677)	—	—	—	(677)
Disposals(3)	3	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value		2,017	292	(132)	77	2,254
Foreign exchange	10	(1,267)	(73)	(160)	6	(1,494)
Items recognized through net income:
Change in fair value		(2)	16	(7)	(2)	5
Depreciation		(501)	(307)	(343)	(28)	(1,179)
As at December 31, 2022		25,139	4,875	6,481	241	36,736
Additions		1	47	229	—	277
Transfer from construction work-in-progress		117	268	316	1	702
Acquisitions through business combinations	3	—	2,164	1,540	—	3,704
Disposals(3)	4	—	—	—	(5)	(5)
Items recognized through OCI:
Change in fair value		(417)	127	(18)	(39)	(347)
Foreign exchange	10	2,296	94	174	14	2,578
Items recognized through net income:
Change in fair value		(12)	(13)	(35)	19	(41)
Depreciation		(533)	(390)	(385)	(34)	(1,342)
As at December 31, 2023		$26,591	$7,172	$8,302	$197	$42,262
Construction work-in-progress, at fair value
As at December 31, 2021		$224	$114	$433	$5	$776
Additions		150	237	592	5	984
Transfer to property, plant and equipment		(161)	(86)	(744)	(7)	(998)
Transfer to assets held for sale		(8)	—	—	—	(8)
Items recognized through OCI:
Change in fair value		—	250	84	—	334
Foreign exchange	10	7	(18)	15	—	4
As at December 31, 2022		212	497	380	3	1,092
Additions		129	590	358	10	1,087
Transfer to property, plant and equipment		(117)	(268)	(316)	(1)	(702)
Acquisitions through business combinations	4	—	80	323	—	403
Items recognized through OCI:
Change in fair value		—	(112)	(36)	—	(148)
Foreign exchange	10	(2)	33	32	(1)	62
Items recognized through net income:
Change in fair value		(1)	(17)	—	—	(18)
As at December 31, 2023		$221	$803	$741	$11	$1,776
Total property, plant and equipment, at fair value
As at December 31, 2022(4)		$25,351	$5,372	$6,861	$244	$37,828
As at December 31, 2023(4)		$26,812	$7,975	$9,043	$208	$44,038
(1)Includes biomass and cogeneration
(2)Includes fair value changes to decommissioning assets of nil (2022: $178 million).
(3)Includes disposal of significant assets only.
(4)Includes right-of-use assets not subject to revaluation of $43 million (2022: $49 million) in our hydroelectric segment, $143 million (2022: $127 million) in our wind segment, $277 million (2022: $148 million) in our solar segment and nil (2022: $2 million) in other.

F - 51

During the year ended December 31, 2023, the company, together with its institutional partners, completed the acquisition of the following investment. It is accounted for as an asset acquisition as it does not constitute business combination under IFRS 3:
•A 60 MW portfolio of operating solar facilities in Colombia, with $71 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 21% economic interest.

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
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate(1)
Contracted	5.0% - 5.7%	4.8% - 5.4%	8.7%	8.5%	8.4%	8.2%	4.8%	4.4%
Uncontracted	6.0% - 6.9%	5.8% - 6.7%	10.0%	9.7%	9.7%	9.5%	4.8%	4.4%
Terminal capitalization rate(2)	5.0%	4.9%	8.0%	7.7%	N/A	N/A	N/A	N/A
Terminal year(3)	2044	2044	2043	2042	2054	2052	2037	2036
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
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2023
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(960)	$(340)	$(110)	$(40)	$(1,450)
25 bps decrease in discount rates	1,030	380	120	40	1,570
5% increase in future energy prices	890	540	120	—	1,550
5% decrease in future energy prices	(890)	(540)	(120)	—	(1,550)
25 bps increase in terminal capitalization rate	(320)	(80)	—	—	(400)
25 bps decrease in terminal capitalization rate	360	90	—	—	450

	2022
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,110)	$(310)	$(100)	$(50)	$(1,570)
25 bps decrease in discount rates	1,170	260	110	50	1,590
5% increase in future energy prices	1,010	440	110	—	1,560
5% decrease in future energy prices	(1,000)	(440)	(110)	—	(1,550)
25 bps increase in terminal capitalization rate	(360)	(70)	—	—	(430)
25 bps decrease in terminal capitalization rate	390	80	—	—	470
Terminal values are included in the valuation of hydroelectric assets in the United States and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The

F - 52

weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2023, including a one-time 30-year renewal for applicable hydroelectric assets, is 34 years (2022: 35 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2023:

	North America	Colombia	Brazil	Europe
1 - 5 years	66%	61%	79%	100%
6 - 10 years	51%	29%	70%	76%
11 - 20 years	28%	3%	46%	47%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$90	COP	294,000	R$	303	€73
11 - 20 years	94		357,000	381		65
(1)Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$97	COP	412,000	R$	274	€62
11 - 20 years	127		600,000	424		65
(1)Assumes nominal prices based on weighted-average generation.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2027 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $125 million (2022: $132 million).
Had the company’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2023	2022
Hydroelectric	$9,218	$8,478
Wind	6,379	3,980
Solar	7,798	5,514
Other(1)	163	147
	$23,558	$18,119
(1)Includes biomass and cogeneration.
13. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de

F - 53

Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective January 1, 2022, SONIA replaced the £ London Interbank Offered Rate (“LIBOR”), and Euro Short-term Rate (“€STR”) replaced € LIBOR. The Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at December 31, 2023, the company’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of US$ LIBOR with the SOFR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on the company’s financial reporting.

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	8.9	7	$7,413	$7,451	8.2	7	$6,612	$5,945
Wind	6.2	7	3,260	3,249	5.2	8	2,331	2,230
Utility-scale solar	6.0	12	4,808	4,820	5.5	13	4,041	3,926
Distributed energy & sustainable solutions	5.3	10	736	723	5.1	11	796	746
Total	7.3	9	$16,217	$16,243	6.7	9	$13,780	$12,847
Add: Unamortized premiums(discounts)(3)			(77)				17
Less: Unamortized financing fees(3)			(68)				(82)
Less: Current portion			(1,891)				(1,299)
			$14,181				$12,416
(1)Includes $149 million (2022: $1 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $14 million (2022: $15 million) outstanding to an associate of Brookfield. Refer to Note 27 - Related party transactions for more details.
(3)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.
Future repayments of the company’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2024	2025	2026	2027	2028	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$617	$561	$1,489	$629	$544	$3,573	$7,413
Wind	719	378	217	241	486	1,219	3,260
Utility-scale solar	514	407	245	290	606	2,746	4,808
Distributed energy & sustainable solutions	41	38	34	49	149	425	736
	$1,891	$1,384	$1,985	$1,209	$1,785	$7,963	$16,217

F - 54

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2023	2022
Non-recourse borrowings
Unamortized financing fees and discounts, beginning of year	$(82)	$(91)
Additional financing fees and discounts	(11)	(19)
Amortization of financing and discounts fees	13	14
Foreign exchange translation and other	12	14
Unamortized financing fees and discounts, end of year	$(68)	$(82)

The following table outlines the change in the unamortized premiums (discounts) of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2023	2022
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$17	$55
Additional premiums and discounts	(90)	(19)
Amortization of premiums and discounts fees	(1)	(2)
Foreign exchange translation and other	(3)	(17)
Unamortized premiums fees and discounts, end of year	$(77)	$17

The following table outlines the financing and refinancing completed for the year ended December 31, 2023:

Period Closed	Region	Technology	Average Interest rate(1)		Maturity	Carrying Value
Q2 2023	Brazil	Wind	CDI	Financing	2024	BRL $450 million ($93 million)
Q3 2023	Brazil	Wind	CDI	Financing	2047	BRL $300 million ($60 million)
Q3 2023	Colombia	Hydro	IBR	Financing	2033	COP $687 billion ($169 million)
Q4 2023	US	Solar	SOFR	Financing	2028	$48 million
Q4 2023	US	Hydro	6.16%	Refinancing	2032	$80 million
Q4 2023	US	Hydro	7.75%	Refinancing	2033	$125 million
Q4 2023	US	Wind	SOFR	Financing	2034	$52 million
Q4 2023	US	Wind	SOFR	Financing	2024	$140 million
Q4 2023	US	Various	SOFR	Financing	2025	$200 million
Q4 2023	US	Various	SOFR	Financing	2028	$600 million
Q4 2023	Brazil	Hydro	7.72%	Refinancing	2024	BRL $800 million ($164 million)
Q4 2023	Colombia	Hydro	IBR	Financing	2033	COP $100 billion ($25 million)
(1)Benchmarked financings bear a variable interest at the applicable rate plus a margin.
(2)Term conversion date in 2024 automatically rolling into a maturity of 2034.

In the second quarter of 2023, the Company extended the maturity of its $650 million credit facility associated with the United States business to mature in 2026.

In the fourth quarter of 2023, the Company extended the maturity of its $46 million credit facility associated with the United States business to mature in 2024.

In the fourth quarter of 2023, the Company extended the maturity of its $64 million credit facility associated with the United States business to mature in 2030.

F - 55

In the fourth quarter of 2023, the Company extended the maturity of its $25 million credit facility associated with the United States business to mature in 2025.

Supplemental Information
The following table outlines changes in the company's borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Transfer to Held for sale	Disposal	Other(2)(3)	December 31
2023
Non-recourse borrowings	$13,715	588	1,160	—	(164)	773	$16,072
2022
Non-recourse borrowings	$13,512	926	—	(171)	—	(552)	$13,715
(1)Excludes $(19) million (2022: $(20) million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $31 million (2022: nil) of non-recourse borrowings acquired through asset acquisitions.
14. NON-CONTROLLING INTERESTS
The company’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2023	2022
Participating non-controlling interests – in operating subsidiaries	$11,070	$10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	272	271
	$11,342	$10,951

F - 56

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Isagen institutional partners	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2020	$1,002	$1,902	$3,082	$74	$—	$2,650	$14	$97	$961	$508	$10,290
Net income (loss)	5	(32)	(20)	(3)	—	113	1	16	(67)	(36)	(23)
Other comprehensive income (loss)	(122)	411	187	137	—	(107)	—	28	(6)	73	601
Capital contributions	—	1	—	64	—	—	—	—	—	—	65
Disposal	(181)	—	—	—	—	—	—	—	—	—	(181)
Dividends declared	(18)	(31)	(220)	(11)	—	(214)	(2)	(9)	(105)	(45)	(655)
Other	—	—	157	—	—	—	—	—	70	(27)	200
As at December 31, 2021	686	2,251	3,186	261	—	2,442	13	132	853	473	10,297
Net income (loss)	19	(34)	110	1	—	179	1	11	32	17	336
Other comprehensive income (loss)	(103)	448	156	164	—	67	1	(19)	67	1	782
Capital contributions	—	4	—	276	—	—	—	—	—	289	569
Disposal	(54)	—	—	—	—	—	—	—	—	—	(54)
Dividends declared	(71)	(55)	(393)	—	—	(524)	(1)	(9)	(123)	(92)	(1,268)
Other	—	1	2	5	—	(5)	(1)	—	3	13	18
As at December 31, 2022	477	2,615	3,061	707	—	2,159	13	115	832	701	10,680
Net income (loss)	27	64	65	(3)	291	98	1	7	9	(78)	481
Other comprehensive income (loss)	(43)	(96)	210	205	—	603	4	3	(62)	3	827
Capital contributions	—	—	—	102	410	—	—	—	—	77	589
Disposal	(388)	—	(14)	—	—	—	—	—	(13)	(3)	(418)
Return of capital	—	—	—	—	(140)	—	—	—	—	—	(140)
Dividends declared	(25)	(123)	(644)	(6)	—	(156)	(1)	(3)	(279)	(116)	(1,353)
Acquisition through business combinations	—	—	—	—	—	—	—	—	—	343	343
Other	27	2	(20)	2	356	—	—	—	(299)	(7)	61
As at December 31, 2023	$75	$2,462	$2,658	$1,007	$917	$2,704	$17	$122	$188	$920	$11,070
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	71%	53%	0.3%	25%	19%	0.3% - 80%

F - 57

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to the company:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Isagen (2)	The Catalyst Group	TerraForm Power(3)	Other	Total
Interests held by third parties	75% - 78%	43% - 60%	71%	75%	71%	77%	25%	61%	0.3% - 80%
Place of business	North America, Brazil	North America, Brazil	North America	Brazil	North America	Colombia	North America	North America, South America, Europe	North America, South America
Year ended December 31, 2021:
Revenue	$137	$269	$58	$25	$—	$929	$136	$1,239	$14	$2,807
Net income (loss)	7	(60)	(3)	(4)	—	214	62	(245)	8	(21)
Total comprehensive income (loss)	(161)	716	332	178	—	11	173	(243)	117	1,123
Net income (loss) allocated to non-controlling interests	5	(32)	(2)	(3)	—	162	16	(175)	6	(23)
Year ended December 31, 2022:
Revenue	$120	$324	$80	$112	$—	$1,135	$131	$1,324	$10	$3,236
Net income (loss)	25	(71)	(4)	2	—	340	44	94	21	451
Total comprehensive income (loss)	(106)	726	71	220	—	467	(32)	301	23	1,670
Net income (loss) allocated to non-controlling interests	19	(34)	(3)	1	—	257	11	63	22	336
As at December 31, 2022:
Property, plant and equipment, at fair value	$131	$6,224	$2,107	$1,529	$—	$8,264	$1,031	$10,012	$187	$29,485
Total assets	852	6,367	2,126	1,722	—	9,178	1,053	11,192	260	32,750
Total borrowings	14	1,332	347	675	—	2,356	476	6,371	—	11,571
Total liabilities	240	1,601	382	780	—	5,112	491	8,275	74	16,955
Carrying value of non-controlling interests	477	2,615	1,245	707	—	3,146	115	2,283	92	10,680
Year ended December 31, 2023:
Revenue	$56	$339	$65	$128	$45	$1,285	$102	$1,213	$60	$3,293
Net income (loss)	34	118	18	(4)	411	186	27	(27)	(58)	705
Total comprehensive income (loss)	(19)	(69)	36	269	411	1,331	40	(93)	(210)	1,696
Net income allocated to non-controlling interests	27	64	13	(3)	291	144	7	(34)	(28)	481
As at December 31, 2023:
Property, plant and equipment, at fair value	$106	$5,878	$2,081	$2,286	$2,357	$10,585	$1,024	$9,718	$1,964	$35,999
Total assets	112	6,054	2,100	2,508	2,538	11,601	1,036	10,528	2,280	38,757
Total borrowings	(12)	(1,320)	(472)	(989)	(462)	(3,000)	(439)	(6,056)	(834)	(13,584)
Total liabilities	(18)	(1,590)	(480)	(1,168)	(1,611)	(6,498)	(447)	(9,106)	(1,500)	(22,418)
Carrying value of non-controlling interests	(75)	(2,462)	(1,157)	(1,007)	(917)	(3,948)	(122)	(1,036)	(346)	(11,070)
(1)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(2)The total third parties’ ownership interest in Isagen as of December 31, 2023 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen institutional partners: 52.6% and other non-controlling interests: 0.3%
(3)The total third parties’ ownership interest in TerraForm Power as of December 31, 2023 was 60.7% and comprised of Brookfield Infrastructure Fund III: 34.9%, Brookfield Global Infrastructure Income Fund: 6.8% and the remainder is held by the partnership.

F - 58

The following table summarizes certain financial information regarding Participating non-controlling interests – in a holding subsidiary held by the partnership:

(MILLIONS)	2023	2022	2021
For the year ended December 31:
Revenue	$1,627	$1,407	$1,133
Net income	217	475	334
Comprehensive income	1,407	863	473
Net income allocated to participating non-controlling interests – in a holding subsidiary held by the partnership	8	11	7
As at December 31:
Property, plant and equipment, at fair value	$14,406	$11,357
Total assets	16,117	12,887
Total borrowings	4,346	3,228
Total liabilities	8,421	6,320
Carrying value of participating non-controlling interests – in a holding subsidiary held by the partnership	272	271

F - 59

15. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. The BEPC exchangeable shares and class B shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable shares and the BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2023, the BEPC exchangeable shares and class B shares were remeasured to $26.28 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the consolidated statements of income (loss).
On June 16, 2023, the company completed the issuance of 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $33.80 per Exchangeable Share for gross proceeds of $251 million. The company recorded $10 million related to transaction costs inclusive of fees paid to underwriters in Other on the consolidated statements of income.
During the year ended December 31, 2023, our shareholders exchanged 8,465 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of nil to our financial liability (2022: 12,308 shares resulting in a nil decrease. 2021: 16,071 shares resulting in a $1 million decrease). The company declared and paid dividends of $241 million and $241 million, respectively (2022: $220 million and $220 million, respectively. 2021: $209 million and $207 million, respectively.) on its BEPC exchangeable shares outstanding during the year ended December 31, 2023. Dividends on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2021	172,203,342	165	$6,163
Share issuance(1)	27,064	—	1
Share exchanges	(12,308)	—	—
Remeasurement of liability	—	—	(1,800)
Balance, as at December 31, 2022	172,218,098	165	4,364
Share issuance(1)	7,441,893	—	251
Share exchanges	(8,465)	—	—
Remeasurement of liability	—	—	106
Balance, as at December 31, 2023	179,651,526	165	$4,721
(1)Includes restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.

Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 194,460,874 BEPC class C shares issued and outstanding as at December 31, 2023 (2022: 189,600,000).
As at December 31, 2023, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 44,813,835 BEPC exchangeable shares on a combined basis and the remaining is held by public investors.

F - 60

In December 2023, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 8.9 million BEPC Exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2023.
16. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2021		$849
Foreign exchange and other		(126)
Balance, as at December 31, 2022		723
Disposals		(18)
Foreign exchange and other		149
Balance, as at December 31, 2023		$854
As at December 31, 2023, $704 million (2022: $559 million) of goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, the company removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As at December 31, 2023, the company performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant to the total balance, and was allocated to the related wind and utility-scale solar assets in Spain ($47 million and $103 million) (2022: $64 million and $100 million), respectively.
17. CAPITAL MANAGEMENT
The company’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions. The company’s capital is monitored through the debt-to-total capitalization ratio on a consolidated basis. As at December 31, 2023 this ratio was 37% (2022: 34%).
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

F - 61

The company’s strategy is to maintain the measures set out in the following schedule as at December 31:

(MILLIONS)	2023	2022
Non-recourse borrowings(1)	$16,217	$13,780

Deferred income tax liabilities, net(2)	5,717	5,193
BEPC exchangeable and class B shares	4,721	4,364
Equity
Participating non-controlling interest – in operating subsidiaries	11,070	10,680
Participating non-controlling interest – in a holding subsidiary held by Brookfield Renewable	272	271
The partnership	5,787	5,873
Total capitalization	$43,784	$40,161
Debt-to-total capitalization	37%	34%
(1)Excludes $145 million (2022: $65 million) of deferred financing fees, net of unamortized premiums.
(2)Deferred income tax liabilities less deferred income tax assets.

18. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments:

(MILLIONS)	2023	2022
Balance, beginning of year	$451	$455
Investment	22	48
Acquisitions through business combinations	36	—
Share of net income (loss)	(8)	6
Share of other comprehensive income (loss)	50	(58)
Dividends received	(14)	(4)
Change in basis of accounting(1)	104	—
Foreign exchange translation and other	3	4
Balance, end of year	$644	$451
(1)Includes the recognition of a 378 MW operating hydroelectric portfolio in the U.S. Refer to Note 4 - Disposal of assets for more details.

19. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2023	2022
Cash	$393	$433
Cash subject to restriction	186	207
Short-term deposit	48	2
	$627	$642

F - 62

20. RESTRICTED CASH
The company’s restricted cash as at December 31 is as follows:

(MILLIONS)	2023	2022
Operations	$163	$27
Credit obligations	39	30
Development projects	—	11
Total	202	68
Less: non-current	(37)	(24)
Current	$165	$44
21. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2023	2022
Trade receivables	$503	$506
Collateral deposits(1)	169	603
Inventory	65	18
Prepaids and other	76	53
Income tax receivables	57	66
Other short-term receivables	85	75
	$955	$1,321
(1)    Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company’s risk management strategy.
As at December 31, 2023, 92% (2022: 96%) of trade receivables were current. The company does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2023 and 2022 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
22. OTHER LONG-TERM ASSETS
The company’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2023	2022
Restricted cash	20	$37	$24
Long-term receivables		110	38
Due from related parties	27	9	9
Intangibles(1)		7	208
Other		21	30
		$184	$309
(1) Relates to certain power generating facilities that operate under service concession arrangements.
At December 31, 2023 and 2022, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.

F - 63

On September 20, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay that operated under a service concession arrangement. See Note 4 – Disposal of assets, for additional details.
23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2023	2022
Operating accrued liabilities	$365	$258
Accounts payable	184	154
Interest payable on non-recourse borrowings	152	85
Income tax payable	35	74
Current portion of lease liabilities	31	26
BEPC exchangeable shares distributions payable(1)	16	14
Other	24	10
	$807	$621
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
24. PROVISIONS
The following table presents the change in the decommissioning liabilities for the company:

(MILLIONS)	2023	2022
Balance, beginning of the year	$314	$497
Acquisitions through business combinations	221	—
Disposals	(1)	(1)
Accretion	11	11
Changes in estimates(1)	169	(185)
Foreign exchange and other	12	(8)
Balance, end of the year	$726	$314
(1)Changes in estimates are driven by changes in underlying assumptions used as inputs to determine the value of the retirement obligation.
The company has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and utility-scale solar operation sites that are expected to be restored between the years 2031 to 2058. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 26 – Commitments, contingencies and guarantees.
Provisions also includes contingent and deferred acquisition consideration of $157 million (2022: nil).

F - 64

25. OTHER LONG-TERM LIABILITIES
The company’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Note	2023	2022
Lease liabilities		$470	$338
Regulatory liabilities(1)		104	149
Pension obligations		57	43
Concession payment liability		2	10
Other		92	73
		$725	$613
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
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2023, the company had $865 million (2022: $505 million) of capital expenditure commitments outstanding, of which $609 million is payable in less than one year, $256 million in two to five years, and nil thereafter.
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
The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company's subsidiaries as at December 31, 2023 were $1,135 million (2022: $994 million).

F - 65

Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in

F - 66

the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) (the "Base Management Fee"). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC's proportionate share of the Base Management Fee. BEPC's proportionate share of the Base Management Fee will be calculated on the basis of the value of BEPC's business relative to that of the partnership. The Base Management Fee for the year ended December 31, 2023 was $88 million (2022: $169 million and 2021: $175 million)
Relationship Agreement
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

F - 67

Brookfield Renewable from time to time may enter into other power purchase agreements with Brookfield and its subsidiaries to deliver electricity, attributes related to generation and other related services. These agreements are typically entered into at market rates. During the year ended December 31, 2023 Brookfield Renewable recognized $10 million (2022: $72 million) in related party revenue and less than $1 million in financial instrument gains (2022: nil) related to these contracts. As at December 31, 2023 Brookfield Renewable had a financial instrument balance of less than $1 million for such contracts classified under IFRS 9.
Credit facilities and funds on deposit
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2023 (December 31, 2022: nil). The interest expense on the Brookfield revolving credit facility and deposit for the year ended December 31, 2023 totaled nil (2022: nil. 2021: nil).
The company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
Brookfield Reinsurance
From time to time Brookfield Reinsurance and its related entities may participate in capital raises undertaken by the company. These financings are typically provided at the market rates and as at December 31, 2023, $14 million of non-recourse borrowings (2022: $15 million) and nil of corporate borrowings (2022: nil) were due to Brookfield Reinsurance. As at December 31, 2023, the company had $184 million (2022: $100 million) of borrowings from Brookfield Reinsurance classified as due to related party.
Subsidiaries of Brookfield Reinsurance may from time to time decide to participate in the company’s equity offerings.
TERP Ownership Transfer
On December 28, 2023 a subsidiary of Brookfield Renewable transferred 13.75% of its interest in TerraForm Power to the company. The non-controlling interest was transferred at fair value and resulted in an increase of $225 million in due to related parties and a decrease of $225 million to equity. After the transfer, the company continues to control and consolidate Terraform Power and holds a 39.34% economic interest as at December 31, 2023. In conjunction with the transfer, Terraform Power declared a non-cash dividend to its shareholders resulting in a decrease of $704 million in Equity and an increase in due to related parties of $704 million.

F - 68

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2023	2022	2021
Revenues
Power purchase and revenue agreements	$10	$72	$163

Direct operating costs
Energy purchases(1)	$(19)	$(22)	$(62)
Energy marketing fee & other services	(2)	(7)	(11)
Insurance expense(2)	—	—	(20)
	$(21)	$(29)	$(93)

Interest expense
Borrowings	$(19)	$(17)	$(29)

Other
Interest income	$29	$9	$10
Dividend income	$7	$—	$—
Other related party services(2)	$3	$(4)	$(13)
Financial instrument gain	$9	$4	$—

Management service agreement	$(88)	$(169)	$(175)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. The company recognized nil (2022: nil 2021: $62 million) gains associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2023 were nil (2022: nil 2021:$20 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims are not included in the table above.

F - 69

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2023	2022
Current assets
Due from related parties
Amounts due from	Brookfield	$39	$41
	The partnership	1,366	563
	Equity-accounted investments and other	22	11
		$1,427	$615

Non-current assets
Financial instrument assets	Brookfield	$170	$292

Due from related parties
Amounts due from	The partnership	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$26	$37
	The partnership	238	315
	Equity-accounted investments and other	8	12
	Brookfield Reinsurance and associates	184	$100
		$456	$464

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$79	$—
	The partnership	$850	$—
	Equity-accounted investments and other	$1	$—

Non-recourse borrowings	Brookfield Reinsurance and associates	14	15

Current assets
Amounts due from Brookfield and the partnership are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield and the partnership are unsecured, payable on demand and relate to recurring transactions.

F - 70

28. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2023	2022	2021
Trade receivables and other current assets	$535	$(270)	$(467)
Accounts payable and accrued liabilities	(51)	175	(259)
Other assets and liabilities	(79)	(8)	99
	$405	$(103)	$(627)

F - 71