Form 20-F
period 2024-12-31
Brookfield Renewable Corp
filed 2025-02-28
CIK 1791863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
144,921,168 Class A Exchangeable Subordinate Voting Shares as of December 31, 2024
43,661 Class B Multiple Voting Shares as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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
Unless the context requires otherwise, when used in this annual report on Form 20-F (this “Form 20-F”), the terms “our company”, “we”, “us” and “our” refer to (i) prior to December 24, 2024, Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) and (ii) on or after December 24, 2024, Brookfield Renewable Corporation (formerly, 1505127 B.C. Ltd.), in each case including any subsidiaries thereof; “Brookfield Renewable” and “our group”, refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC, BRHC, their respective subsidiaries and the Operating Entities, each as defined in this Form 20-F; “the partnership” refers, unless the context indicates or requires otherwise, to Brookfield Renewable and its subsidiaries, excluding BEPC and BRHC and their respective subsidiaries; and “Brookfield” refers to Brookfield Corporation and its subsidiaries (other than Brookfield Renewable) and unless the context otherwise requires, includes Brookfield Asset Management (as defined in this Form 20-F). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of our economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:
“2011 Bond Indenture” means the amended and restated indenture, dated November 23, 2011, among Canadian Finco. The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing certain Canadian Bonds.
“2021 Bond Indenture” means the indenture, dated August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada.
“Adjusted EBITDA” means revenues and other income less direct costs (including energy marketing costs), before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred unitholders, perpetual subordinated note holders and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we developed and/or we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
“Affiliate” or “affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.
“Arrangement” has the meaning ascribed thereto under Item 4.A “History and Development of Brookfield Renewable”.
“Asset Management Company” means Brookfield Asset Management ULC, which is wholly-owned, directly and indirectly, by Brookfield Asset Management.
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
“BEP’s Annual Report” means BEP’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as amended (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEP’s audited consolidated statements of financial position as of December 31, 2024 and December 31, 2023, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, together with the reports thereon of the independent registered public accounting firm and management’s discussion and analysis of BEP as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024.
“BEP’s general partner” means Brookfield Renewable Partners Limited, which serves as BEP’s general partner.
“BEP’s limited partnership agreement” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as amended from time to time.
“BEPC” means, (i) prior to December 24, 2024, Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) and (ii) on or after December 24, 2024, Brookfield Renewable Corporation (formerly, 1505127 B.C. Ltd.), in each case including any subsidiaries thereof.
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
“BEPC Group” means, collectively, BEPC, BRHC and their respective subsidiaries.
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
“BRELP” means Brookfield Renewable Energy L.P.
“BRELP Class A Preferred Units” means the Class A Preferred Limited Partnership Units, issuable in series, of BRELP.

“BRHC” means Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation).
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
“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Brookfield Asset Management” means Brookfield Asset Management Ltd.
“Brookfield Business Partners” means Brookfield Business Partners L.P.
“Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.
“Brookfield Credit & Insurance Solutions Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts Relating to Investments”.
“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Brookfield Relationship Agreement” means the Amended and Restated Relationship Agreement, dated May 5, 2023, by and among Brookfield Corporation, BEP, BRELP, the Service Provider and others.
“Brookfield Renewable” or “our group” means BEP and its controlled entities, including BRELP, the Holding Entities, BEPC, BRHC, their respective subsidiaries and the Operating Entities, or any one or more of them, as the context requires.
“Brookfield Wealth Solutions” means Brookfield Wealth Solutions Ltd. and any subsidiary of Brookfield Wealth Solutions Ltd., as the context requires.
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
“CDS” means CDS Clearing and Depository Services Inc.
“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of the Asset Management Company.
“class A.1 exchangeable shares” means the class A.1 exchangeable subordinate voting shares of BRHC and “class A.1 exchangeable share” means any one of them.
“class A.2 exchangeable shares” means the class A.2 exchangeable non-voting shares of BRHC and “class A.2 exchangeable share” means any one of them.
“Class A Preference Shares” means the Class A Preference Shares of BRP Equity, issuable in series.
“class B shares” means the class B multiple voting shares in the capital of BRHC and “class B share” means any one of them.
“class C shares” means the class C non-voting shares in the capital of BRHC and “class C share” means any one of them.

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
“CORRA” means the Canadian Overnight Repo Rate Average.
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
“FATCA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation”.
“FCPA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy — Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.”
“FERC” means the U.S. Federal Energy Regulatory Commission.
“FHSA” means first home savings account.

“Form 20-F” means this annual report filed on Form 20-F, unless the context requires otherwise.
“FPA” means the Federal Power Act.
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
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
“Managing General Partner” means Brookfield Renewable Partners Limited, which serves as BEP’s general partner.
“Master Services Agreement” means the fifth amended and restated master services agreement dated May 5, 2023, among our company, BEP, BRELP, BRHC, Brookfield Corporation, the Service Recipients, the Service Provider and others, as amended from time to time.
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
“Oaktree Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.
“Perpetual Note Guarantors” means, collectively, BEP, BRELP, LATAM Holdco, Euro Holdco and Canada SubCo.
“Perpetual Notes” means the Series 1 Perpetual Notes, the Series 2 Perpetual Notes and the Series 3 Perpetual Notes issued by NA Holdco.
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
“rights agent” means Wilmington Trust, National Association.
“Rights Agreement” has the meaning given to it under Item 7.B “Related Party Transactions— Rights Agreement”.
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
“SEDAR+” means the System for Electronic Document Analysis and Retrieval administered by the Canadian Securities Administrators.
“Series 1 Perpetual Notes” means the 4.625% perpetual subordinated notes of NA Holdco issued on April 15, 2021.
“Series 2 Perpetual Notes” means the 4.875% perpetual subordinated notes of NA Holdco issued on December 9, 2021.
“Series 3 Perpetual Notes” means the 7.250% perpetual subordinated notes of NA Holdco issued on March 25, 2024.
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
“Walled-Off Businesses” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
•health, safety, security and environmental risks;
•equipment failures and procurement challenges;
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
•increased regulation of our operations;
•new regulatory initiatives related to sustainability and ESG;
•foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets;
•force majeure events;
•our group’s operations being affected by local communities;
•newly developed technologies or new business lines in which our group invests not performing as anticipated;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•ineffective management of human capital;
•labor disruptions and economically unfavorable collective bargaining agreements;
•human rights impacts of our group’s business activities;
•increased regulation of and third party opposition to our group’s nuclear service business’s customers and operations;
•failure of the nuclear power industry to expand;
•insufficient indemnification for our group’s nuclear services business;
•our group’s inability to finance our operations and fund growth due to the status of the capital markets;
•our group’s inability to complete capital recycling initiatives;
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
•Brookfield’s relationship with Walled-Off Businesses (including Oaktree);
•any changes in the market price of the BEP units and BEPC exchangeable shares;
•the redemption of the BEPC exchangeable shares;
•difference in the trading price of the BEPC exchangeable shares and BEP units;
•the de-listing of the BEPC exchangeable shares;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares;
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
•foreign currency risk associated with BEPC distributions;
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
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Australian dollars, Brazilian reais, Euros, Colombian pesos, British pounds sterling, Chinese yuan, Indian rupees and South Korean won are identified as “C$”, “A$”, “R$”, “€”, “COP”, “£”, “CNY”, “INR” and “KRW” respectively.
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
•Risks relating to changes to government policies and incentives.
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
•Risks relating to increased regulation of our operations.
•Risks relating to new regulatory initiatives related to sustainability and ESG.
•Risks of force majeure events.
•Risks relating to our facilities being affected by local communities.
•Risks relating to advances and investments in technology.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to management of human capital, future labor disruptions and economically unfavorable collective bargaining agreements.
•Risks of the human rights impacts of our business activities.
•Risks relating to the perception and regulation of the nuclear power industry.

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
•Risks relating to foreign currency associated with our dividends.
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
The revenues generated by our renewable power facilities are correlated to the amount of electricity produced, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including extreme heat, severe wind, storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which our company operates and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow, as well as our ability to service debt in respect of such facility. In addition, extreme weather conditions could impact our access to the various transmission systems required to deliver power.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities (including as a result of extreme flooding that may be above the normal design parameters of our hydroelectric facilities) and the power markets in which we operate and could have direct or indirect impacts to our key contractors or suppliers. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in energy markets are volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the energy markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; changes in government policy; political instability; and geopolitical uncertainty.
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. For example, the increased computing power and energy requirements from artificial intelligence has resulted in accelerating demand for power. However, there is no guarantee that current trends in the adoption of artificial intelligence will continue. In addition, while corporate demand and contracting for power, including renewable power, has increased significantly, and is expected to continue to increase, there can be no assurance that such demand will continue to grow or at what rate. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
Government policies providing incentives that we may rely upon could change at any time.
Renewable power and sustainable solutions assets and businesses and the overall growth of the industries in which we operate have generally benefited from the support of state or provincial, national, supranational and international policies and incentives that promote and support investment. For example, the attractiveness of renewable energy to purchasers of a renewable power project, as well as the economic return available to project sponsors, is often enhanced by such incentives. Similarly, CCS projects are economically viable in certain jurisdictions because of the existence of a government regulated price on carbon and, in other jurisdictions, because of tax or other government incentives favoring CCS project development. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for our renewable energy and sustainable solutions assets and businesses could change or expire in a manner that adversely impacts projects, including projects in our business. For example, the passage into law of the Inflation Reduction Act in August 2022 provided significant support for the renewables industry in the U.S., in large part by providing tax and other incentives to renewable and other energy transition projects, and the new U.S. administration has indicated that certain incentives under the Inflation Reduction Act may be subject to reduction or elimination. Political changes in the jurisdictions in which we operate could also impact the competitiveness of clean energy generally.
Additionally, such incentives can be complex and time consuming to obtain and are subject to subsequent audits by tax and other government authorities. The failure to obtain, or adverse impacts from government audits of, such incentives that our group relied on in making investment decisions could adversely impact our group’s ability to develop projects and generate revenues.
From time to time, we underwrite and structure investments on the assumption that projects will be entitled to receive government incentives. The failure to obtain or the subsequent revocation of, incentives that we relied on in making investment decisions could adversely impact our ability to develop such projects on the economic terms we had expected.
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
In 2024, approximately 90% of our group’s renewable power generation (on a proportionate basis) was contracted in each of those calendar years under long-term, fixed price contracts with creditworthy counterparties. The portion of our group’s renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our group’s historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.
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
We hold concessions and licenses and we have rights to operate our facilities (including, for example, in respect of our hydroelectric projects, rights to the land and water required for power generation), and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions (including, for example, setting a price ceiling for energy sales), our profitability and operational activity could be adversely impacted. In addition, concessions and licenses may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession or license that we require with respect to any given project or on what timelines or conditions.
We may fail to comply with conditions in, or may not be able to maintain, governmental permits, licenses or approvals, and we may not receive new governmental permits, licenses or approvals that we require on a timely basis or at all.
Our operating and development projects are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals. Some of the licenses, permits and governmental approvals that have been issued to our operating and development projects contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects (including, for example, due to changes in government policy or standards relating to the grant of such licenses, permits and approvals), the operation or development of our assets may be limited or suspended. In addition, delays in such grants could have negative consequences for associated projects. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
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
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees, hazardous waste disposal, decommissioning costs and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures and/or tariffs. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
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

Our operating assets and businesses may not perform as expected and may experience equipment or product failure.
Our operating assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events, cyber-attacks or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In our renewable power portfolio, this could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our group’s sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a CCS facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our group being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
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

Equipment that we need, including spare parts and components required for our operations and project development, may become unavailable, difficult to procure or more costly than anticipated, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, and batteries for BESS projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in recent years did not materially impact our group’s business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our group’s development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) increased tariffs, economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.

Inflationary pressures could adversely impact our group’s businesses
While inflation rates moderated in 2024, contributing to easing of monetary policies by major central banks, our group’s operating subsidiaries may be impacted by heightened inflationary pressures driven by uncertainty in financial markets. Central banks in various countries may raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to our group as a result of interest rate-sensitive assets and liabilities held by our group and its operating subsidiaries. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our group’s operating subsidiaries. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked contracts (including PPAs) in our group’s portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have a negative impact on our group’s business and our group’s investors, including our group’s ability to source suitable investment opportunities and secure attractive debt financing.
There are general industry risks associated with the power markets in which we operate.
Our operating subsidiaries currently operate in power markets in the United States, Europe and South America, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our renewable power operations are also largely concentrated in certain countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, European or South American economies, or in the economies of the countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
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
The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.

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
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. A dam failure in the broader industry, even if unrelated to our group’s operations, could result in new and potentially onerous regulations that could impact our group’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
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
Our energy marketing strategies also depend on counterparties fulfilling their obligations to us and on the quality of the collateral that they post. Additionally, we are required to post collateral to support certain of our energy marketing strategies, and there are costs associated with posting such collateral. Our positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
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
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity it is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of the MRE pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with capacity of over 50 MW is assessed every 5 years, according to the criteria of such regulation and can be adjusted positively or negatively. For plants with capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our company’s reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our company’s results of operations and cash flows.
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
In the course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs to fulfill their contractual obligations or some customers to pay for electricity received.
This is true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility-scale customers and the collection of unpaid amounts may be more challenging given of the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, the company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the DG facility. In addition, we enter into joint ventures and other commercial arrangements with counterparties. To the extent such counterparties do not fulfill their obligations to us under such contracts we may not achieve the expected benefits from the relevant arrangement.
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
Most of our assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to operate our assets, including our ability to generate and deliver energy. Significant changes in the approach to regulatory oversight in a particular market or of a particular regulator could cause delay or uncertainty which could negatively impact our business or assets in such jurisdictions. Also, operations that are not currently regulated may become subject to regulation, which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid with respect to our renewable power assets, could have an adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our renewable power assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.
In addition, our group is exposed, through Westinghouse, to complex legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on sustainability are generally beneficial to our group, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing disclosure requirements around ESG and prescribing approaches to sustainability-related policies that are inconsistent with our current practices. If regulators disagree with our sustainability disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position. Conversely, some may view a focus on sustainability factors as virtue signaling that may not yield tangible financial benefits.
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
In addition, certain stakeholders and regulators have expressed or pursued negative views, legislation and investment expectations with respect to sustainability initiatives, including the enactment or proposal of “Anti-ESG” legislation or policies. Accordingly, we could face criticism from certain “Anti-ESG” parties for making ESG commitments or pursuing certain sustainability initiatives that are alleged to be political or polarizing in nature and could subject us to pressure in the media or through other means, which could adversely affect our group’s reputation, business and financial performance.
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
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining, repowering or otherwise enhancing our existing assets. We may also invest in a business line or asset class that differs from those our group has historically invested in. There is no guarantee that such new technologies, business lines or assets will perform as anticipated. The failure of a new technology, business line or asset to perform as anticipated could adversely affect the profitability of a particular investment.
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
Ineffective management of human capital could adversely impact our business and financial performance.
Our group’s operating subsidiaries’ ability to compete effectively will depend upon their ability to attract new employees and retain and motivate existing employees across their businesses. The senior management teams across our group’s operating subsidiaries’ businesses have a significant role in their success and oversee the execution of their business and investment strategies. If our group’s operating subsidiaries are unable to attract and retain qualified employees, this could limit their ability to compete successfully and achieve their business objectives, which could negatively impact our group’s business, financial condition and results of operations.
Our group’s operating subsidiaries’ ability to retain and motivate management teams, and attract suitable replacements should any members of their respective management teams leave, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that they can offer. In all of our group’s markets, our group’s operating subsidiaries face intense competition in connection with the attraction and retention of qualified employees.
Performance of our company’s operating subsidiaries may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
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
While we pride ourselves on our commitment to ethical business practices and the controls, policies and practices that we have in place with respect to such practices, we may not be able to identify and assess all potential human rights impacts of our investment activities, operations and supply chain. Any potential human rights abuses that occur and are in any way associated with our business, whether through third party business relationships or otherwise, could have an adverse impact on our reputation, as well as present legal, reputational and financial risks.
Our group’s nuclear services business and its customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect such business’s customers and our group.
Westinghouse operates in a politically sensitive environment. Opposition by third parties to particular projects, including in connection with general industry concerns around nuclear safety and waste. Adverse public reaction could also lead to increased regulation, limitations on the activities of Westinghouse’s customers, more onerous operating requirements or other conditions that could have a material adverse impact on Westinghouse customers and operations.
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
Our group expects to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by interest rate volatility, could increase our group’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt, certain of our Operating Entities have limited recourse project level debt and certain of our operating subsidiaries, have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness, on favourable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms (including requirements for Brookfield Renewable to provide credit support such as letters of credit or parent guarantees), our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.

We are subject to risks impacting our ability to complete all or some of our capital recycling initiatives.
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our group’s operating subsidiaries. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions, changing investor sentiment with respect to our industry or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of the BEP units and the BEPC exchangeable shares could decline.
Our group is subject to operating and financial restrictions through covenants in its loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in its loan, debt and security agreements. These restrictions prohibit or limit our group's ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our group's corporate bonds and in our group's corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our group's ability to obtain additional financing, withstand downturns in our group's business and take advantage of business and development opportunities. If our group breaches its covenants, its credit facilities may be terminated or come due and such event may cause our group's credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, our group also acquires businesses and assets that have debt obligations that are in default. Our group may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, change of control restrictions, require repayment on an accelerated schedule or impose other obligations that limit our group's ability to grow its business, acquire needed assets, exit investments in assets or portfolio companies, or take other actions that our group might otherwise consider appropriate or desirable.
Changes in our group’s credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to BEP, BEPC or any of their respective subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our group's financial position and ability to raise capital and fund the growth of the business.
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
We use leverage and such indebtedness may result in our company or our operating subsidiaries being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to equity.
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
Many of our group’s operating subsidiaries seek to obtain project financing through the monetization of tax credits and tax attributes, including from tax equity investors. Changes in tax equity markets, including changes to the transferability of tax credits and tax attributes, could adversely affect our group’s ability to fund its liquidity and capital needs and fund the growth of the business.
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
Our group’s growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our group’s control. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies, regulation and attitudes may change, making it more difficult to complete acquisitions, dispositions and other transactions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. Our group may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions.
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
Our group is subject to the risk of geopolitical uncertainties in certain jurisdictions in which it operates. Our group makes investments in businesses globally and can pursue investments in new, non-core markets, which may expose our group to additional risks. Our group may not properly adjust to the local culture and business practices in such markets, and there is the prospect that our group may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our group’s initiatives in new markets and lead to financial losses for us and our group’s managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, sanctions, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions, and political corruption. For example, changes in U.S. policy may lead to significant increases in tariffs for imported goods among other possible changes. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the U.S. Additionally, the ongoing conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
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
Our group’s operations today primarily include hydroelectric, onshore wind, utility-scale solar and distributed generation power generation in North and South America, Europe and Asia-Pacific. We also have other investments, including cogeneration, storage, nuclear services businesses, biomass power generation in South America and offshore wind generation in Europe. Our group’s development pipeline includes renewable power generation projects as well as CCS, renewable natural gas, recycling projects and electrofuels (“eFuels”). We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our group’s relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments may include additional investments in nuclear services, CCS, renewable natural gas, recycling, offshore wind generation, hydrogen and ammonia production, eFuels and investments focused on enhancing the energy efficiency of existing infrastructure, among others.
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
A key part of our group’s strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to our company. Acquisitions may increase the scale, scope and diversity of our company’s operating subsidiaries. We depend on the diligence and skill of Brookfield’s and our company’s professionals to effectively manage our company, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our company’s existing business, financial condition and results of operations may be adversely affected.
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
We have a large development pipeline that includes projects at different levels of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects that we don’t own 100% of or, in certain circumstances, control. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives such as those provided in the U.S. through the Inflation Reduction Act (which may be impacted by changes in government policy); and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our group’s ability to achieve its development growth plans, deliver energy and generate revenues.
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
Some of our group’s investments and operations are structured as joint ventures, partnerships and consortium arrangements, including its interest in Isagen, its joint venture with Cameco for Westinghouse and its investment in Neoen. An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industry wide trends that our group believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners might become bankrupt or otherwise fail to fund its share of required capital contributions. Additionally, partners might at any time have economic or other business interests or goals different from our group and Brookfield and our group may be exposed to reputational risk as a result of partner actions. We may also, together with institutional partners, make non-controlled structured preferred equity or debt investments (“structured investments”) in businesses that feature asset classes or technologies that are at an early stage of development.
While our group’s strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships, consortium and structured investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement and the timing and nature of any exit, will be made by a majority or super majority vote of the investors, by separate agreements that are reached with respect to individual decisions or, in the case of a structured investment, by agreement with the applicable counterparty. For example, although our company owns a controlling stake in the consortium’s interest in Isagen, the arrangements in place with the Brookfield Renewable consortium partners require super majority approval of the consortium for certain actions with respect to our investment in Isagen and our group’s influence over business operations. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including our group) maintaining certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview—Current Operations—Colombia”.Additionally, our group has similar arrangements in place with its consortium partners with respect to its consortium’s interest in Neoen. Similarly, although our group, together with institutional partners, owns a 51% stake in a joint venture with Cameco for Westinghouse, certain reserved matters relating to the underlying operations and financing activities of Westinghouse may require the support of both Cameco and Brookfield (including Brookfield Renewable) as long as certain ownership thresholds are met.
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
Our group’s ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over our group. In turn, our group often has a majority controlling interest or a significant influence in its investments. Even though the Brookfield Holders, collectively have an effective economic interest in BEP of approximately 48% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares), as a result of their ownership of LP units, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, over time the Brookfield Holders may reduce this economic interest while still maintaining Brookfield’s controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other shareholders or BEP’s unitholders. For example, despite the fact that our group has the Conflicts Protocols in place, which, among other things, sets out requirements for the review and approval of transactions between our group and Brookfield, as well as between BEPC and Brookfield, because Brookfield will be able to exert substantial influence over our group, and, in turn, over our group’s investments, there is a greater risk that our group makes investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and holders of LP units and BEPC exchangeable shares.
Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to our group and its operating subsidiaries create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm
Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting its ability to operate. Our group operates in multiple jurisdictions and it is possible that its operations will expand into new jurisdictions. Doing business in multiple jurisdictions requires our group to comply with the laws and regulations of the U.S. government as well as those of various non-U.S. jurisdictions, and the number of jurisdictions in which our group is operating has grown in recent years. These laws and regulations may apply to our company, our Service Provider, our subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted. The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately reflect those companies’ transactions. Similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act, as well as other applicable anti-bribery, anti-corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our group’s business or cause our group to incur significantly more costs to comply with those laws. Our company and our officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Also, as we make acquisitions, we may expose ourselves to the FCPA or other corruption related risks if its due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.
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
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and makes new investments, and as we have increased our focus on development activities, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The infrastructure, controls, systems and personnel we rely on, and the policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by our operating subsidiaries. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of our company. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of our company. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.
We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada) and EU sanctions, may also impose restrictions or requirements on us or our operating subsidiaries. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S.
In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the U.S. Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the EU has adopted an EU-wide mechanism to screen foreign investment on national security grounds and most EU member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal EU market. Beginning in February 2022, the United States and other countries began imposing meaningful sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating subsidiaries and prospects are currently unknown and may become significant.
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
Brookfield is the sole shareholder of the partnership’s general partner and indirectly holds, through a subsidiary of the partnership, all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of BEPC exchangeable shares. In addition, Brookfield directly and indirectly holds all of the issued and outstanding class A.2 exchangeable shares (being 34,719,683 class A.2 exchangeable shares) which are exchangeable on a one-for-one basis for BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or units, and subsidiaries of Brookfield Wealth Solutions hold approximately 10,094,152 BEPC exchangeable shares, representing 7.0% of the issued and outstanding BEPC exchangeable shares (5.6% of the issued and outstanding BEPC exchangeable shares on an as exchanged basis). Accordingly, Brookfield beneficially holds, directly and indirectly, approximately 24.9% of the BEPC exchangeable shares on an as exchanged basis (but subject to, in the case of BEPC exchangeable shares held by Brookfield and its subsidiaries, the ownership cap described above). Brookfield currently holds, through Brookfield Renewable, all of the issued and outstanding class B shares, having a 75% voting interest in BRHC, and class C shares, which entitle the partnership to all of the residual value in BRHC after payment in full of the amount due to holders of class A.1 exchangeable shares, class A.2 exchangeable shares, class B shares and subject to the prior rights of holders of preferred shares. As such, Brookfield Holders and the partnership collectively hold an approximately 79% voting interest in our company (assuming the maximum permitted number of the class A.2 exchangeable shares held by Brookfield Corporation are converted into BEPC exchangeable shares). As a result, Brookfield Corporation is able to control the appointment and removal of our directors and the directors of BEP’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Provider, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Provider. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as its primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement its strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
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
•it is an integral part of Brookfield’s (and our group’s) strategy to pursue the acquisition or development of clean energy assets through consortium arrangements with institutional partners, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for our group without giving our group an opportunity to participate in them, there is no minimum level of participation to which our group will be entitled;
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
The Brookfield Holders’ ownership position of our company entitles them to a significant percentage of our dividends, and the Brookfield Holders may increase their ownership relative to other shareholders.
As of the date of this Form 20-F, subsidiaries of Brookfield Wealth Solutions own 10,094,152 BEPC exchangeable shares, and Brookfield owns, directly and indirectly, all of the issued and outstanding class A.2 exchangeable shares, entitling it to dividends from BRHC equivalent to the dividends received by holders of BEPC exchangeable shares. The partnership owns all of the issued and outstanding BEPC class B shares, which represent a 75% voting interest in BEPC, and entitles the partnership to all of the residual value in our company after payment in full of the amount due to holders of BEPC exchangeable shares The partnership’s ownership of BEPC class B shares will entitle it to receive dividends as and when declared by our board of directors. Brookfield Renewable also holds all of the issued and outstanding class B shares of BRHC, which represent a 75% voting interest, and all of the issued and outstanding class C shares of BRHC, which entitle Brookfield Renewable to all of the residual value in BRHC after payment in full of the amount due to holders of class A.1 exchangeable shares, class A.2 exchangeable shares, class B shares of BRHC and subject to the prior rights of holders of preferred shares. Brookfield Renewable’s ownership of class C shares entitles it to dividends as and when declared by BRHC’s board. Accordingly, the Brookfield Holders’ ownership position of BEPC exchangeable shares, BEPC class B shares and BRHC class C shares allows them to receive a substantial percentage of BEPC and BRHC’s dividends and Brookfield’s ownership of class A.2 exchangeable shares entitles it to receive a substantial percentage of dividends from BRHC equivalent to the dividends received by holders of BEPC exchangeable shares. In addition, Brookfield may increase its ownership position in our company by exchanging class A.2 exchangeable shares into BEPC exchangeable shares (subject to the ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC). The Brookfield Holders may also purchase additional BEPC exchangeable shares in the open market or pursuant to a private placement, which may result in the Brookfield Holders increasing their ownership of BEPC exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
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

In accordance with our articles, the holders of the BEPC class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares (which carry one vote per BEPC exchangeable share), and except as otherwise expressly provided in our articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. The partnership, which itself is controlled by Brookfield, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of BEPC exchangeable shares. As a result, Brookfield is able to control the election and removal of our directors and the directors of BEP’s general partner and, accordingly, exercises substantial influence over our group.
In addition, the Service Provider, an affiliate of Brookfield, will provide management services to our company pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Provider, the partnership pays an annual base management fee to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. We pay for our proportionate share of such fee. Our proportionate share of the base management fee is calculated on the basis of the value of our business relative to that of the partnership. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares) that are not held by the partnership, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, an affiliate of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units) as well as economically equivalent securities, such as the BEPC exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in BRELP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of the partnership, our company or our shareholders.
In addition, Brookfield may seek from time to time to transfer its LP Units and BEPC exchangeable shares to subsidiaries of Brookfield Wealth Solutions, and subsidiaries of Brookfield Wealth Solutions may also from time to time decide to participate in BEP or BEPC’s equity offerings. Brookfield Wealth Solutions may also invest in debt or equity securities of subsidiaries of Brookfield Renewable, or invest in tax equity partnerships or enter into other tax monetization transactions with subsidiaries of Brookfield Renewable. Any such offerings, investments or transfers to Brookfield Wealth Solutions or its subsidiaries may change Brookfield’s interests and incentives as described above. Similarly, from time to time Brookfield Wealth Solutions and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing agreements may contain change of control restrictions that could impact our group’s ability to exit investments in assets or portfolio companies. See Item 7.A “Major Shareholders” and Item 7.B “Related Party Transactions”.
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
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of BEP may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to our company; the Service Provider is grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. The Master Services Agreement cannot be terminated for any other reason, including if the Service Provider or Brookfield Corporation experience a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of BEP is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and the general partner of BEP is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of BEPC exchangeable shares or the BEP units could suffer. See Item 7.B “Related Party Transactions—Brookfield Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreement”.
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
BEPC’s and BRHC’s indirect wholly-owned subsidiary fully and unconditionally guarantees certain unsecured debt securities and preferred securities issued by the partnership, as well as the partnership’s obligations under, certain credit facilities, thereby causing our company to become liable for such obligations. In light of the guarantees, our company is exposed to the credit risk of the partnership. If the partnership is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make our company more vulnerable to adverse economic conditions. See Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Credit Support” for more details.
Brookfield and the Walled-Off Businesses (including Oaktree) operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and each Walled-Off Business operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Walled-Off

Businesses with respect to investment activities and/or decisions. In addition, neither Brookfield nor any Walled-Off Business is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our group, as well as Brookfield, Brookfield Accounts that our group is invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Walled-Off Business Accounts of investment opportunities suitable for our group and Brookfield Accounts that our group is invested in, without making such opportunities available to our group or those Brookfield Accounts, and (iii) the formation or establishment of new Walled-Off Business Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that our group is invested in. Investment teams managing our group’s activities and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our group and/or Brookfield Accounts that our group is invested in could be adversely impacted by a Walled-Off Business’s activities. Competition from Walled-Off Business Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our group’s (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Walled-Off Businesses will manage certain Walled-Off Business Accounts in a way that is different than from our group’s interests and/or Brookfield Accounts that our group is invested in, which could adversely impact our group’s (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Businesses Subject to Information Walls”.
Brookfield and Walled-Off Businesses (including Oaktree) are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that our group is invested in.
Brookfield and a Walled-Off Business are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our group and/or Brookfield Accounts that our group is invested in and a Walled-Off Business Account may each have significant positions in one or more of the same issuers. As such, Brookfield and a Walled-Off Business will likely need to aggregate certain investment holdings, including our group’s holdings, Brookfield Accounts that our group is invested in and Walled-Off Business Accounts for certain securities law purposes and other regulatory purposes. Consequently, a Walled-Off Business’s activities could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by us and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Businesses Subject to Information Walls”.
Breaches of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant adverse consequences to Brookfield and such Walled-Off Business and/or Brookfield Accounts that our group is invested in, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our group, Brookfield and a Walled-Off Business may decide, at any time and without notice to us or our Unitholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by a Walled-Off Business and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that our group is invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our group and/or Brookfield Accounts that our group is invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our group and/or Brookfield Accounts that our group is invested in.
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
Our company’s board of directors, in its sole discretion and for any reason, and without the consent of holders of BEPC exchangeable shares, may elect to redeem all of the then outstanding BEPC exchangeable shares at any time upon sixty (60) days’ prior written notice, including without limitation following the occurrence of any of the following redemption events: (i) the total number of BEPC exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the LP Units in a take-over bid (as defined by applicable securities law); (iii) unitholders of BEP approve an acquisition of BEP by way of arrangement or amalgamation; (iv) unitholders of BEP approve a restructuring or other reorganization of BEP; (v) there is a sale of all or substantially all of BEP’ assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board of directors, in its sole discretion, concludes that the unitholders of BEP or holders of BEPC exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders of BEP do not have the ability to vote on such redemption and our company’s board of directors’ decision to redeem all of the then outstanding BEPC exchangeable shares will be final. In addition, the holder of BEPC class B shares may deliver a notice to us specifying a redemption date upon which we shall redeem all of the then outstanding BEPC exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the BEPC exchangeable shares and without the consent of holders of BEPC exchangeable shares, we shall be required to redeem all of the then outstanding BEPC exchangeable shares on such redemption date. In the event of such redemption, holders of BEPC exchangeable shares will no longer own a direct interest in our company and will become unitholders of BEP, even if such holders desired to remain holders of BEPC exchangeable shares. Such redemption could occur at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the LP Units, in which case holders would receive LP Units with a lower trading price. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Redemption by Issuer”.
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
Although the BEPC exchangeable shares are intended to provide an economic return that is equivalent to the BEP units, there can be no assurance that the market price of BEPC exchangeable shares will be equal to the market price of BEP units at any time. For example, using a volume-weighted average price for the 30 trading day period ending February 21, 2025, the prices per BEPC exchangeable share were $26.29 and C$37.77 on the NYSE and TSX, respectively, and the prices per BEP unit were $21.45 and C$30.80 on the NYSE and TSX, respectively. If our company redeems the BEPC exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the BEP units, holders will receive BEP units with a lower trading price. Factors that have and could cause differences in such market prices may include:
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
•market perception of the renewable power and transition sectors more generally;
•adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from pandemic, war, incidents of terrorism and responses to such events; and
•sales of such securities by Brookfield Renewable or significant shareholders.
Exchanges of BEPC exchangeable shares or class A.2 exchangeable shares for BEP units may negatively affect the market price of the BEP units, and additional issuances of BEPC exchangeable shares and class A.2 exchangeable shares would be dilutive to the BEP units.
Each BEPC exchangeable share and class A.2 exchangeable share is exchangeable by the holder thereof for one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. If our group elects to deliver BEP units in satisfaction of any such exchange request, a significant number of additional BEP units may be issued from time to time which could have a negative impact on the market price for BEP units. Additionally, any BEPC exchangeable shares or class A.2 exchangeable shares issued by us or BRHC in the future will also be exchangeable for BEP units, and, accordingly, any future exchanges satisfied by the delivery of BEP units would dilute the percentage interest of existing holders of the BEP units and may reduce the market price of the BEP units.
We or BEP may issue additional BEPC exchangeable shares or BEP units in the future, including in lieu of incurring indebtedness, which may dilute holders of our company’s and BEP’s equity securities. Our company or BEP may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our company’s and BEP’s equity holders.
Subject to the terms of any of our company’s securities then outstanding, we and BRHC may issue additional securities, including BEPC exchangeable shares, BEPC class B shares, class A.2 exchangeable shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Subject to the terms of any of our company’s securities then outstanding, our board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our assets upon BEPC’s dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our company’s securities then outstanding, our board of directors may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of the BEPC exchangeable shares.
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
The sale or issuance of a substantial number of BEPC exchangeable shares, class A.2 exchangeable shares, BEP units or other equity securities of our company or BEP in the public markets, or the perception that such sales or issuances could occur, could depress the market price of BEPC exchangeable shares and impair our ability to raise capital through the sale of additional BEPC exchangeable shares. We cannot predict the effect that future sales or issuances of BEPC exchangeable shares, BEP units or other equity securities would have on the market price of BEPC exchangeable shares. Subject to the terms of any of our company’s securities then outstanding, holders of

BEPC exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
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
Our company has no independent means of generating revenue. We depend on distributions and other payments from our operating subsidiaries to provide us with the funds necessary to pay distributions on the exchangeable shares and to meet our financial obligations. Our operating subsidiaries are legally distinct from our company and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to our company pursuant to applicable laws, regulatory requirements and contractual agreements. Our operating subsidiaries will generally be required to service their debt obligations before making distributions to our company.
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
Even if a U.S. Holder’s transfer of BEPC exchangeable shares in exchange for BEP units pursuant to BEP’s exercise of the BEP call right qualifies as tax-free under Section 721(a) of the Code, such U.S. Holder will be subject to special rules that may result in the recognition of additional taxable gain or income. Under Section 704(c)(1) of the Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of “built-in gain” by the partnership. Under Section 737 of the Code, such U.S. Holder could be required to recognize built-in gain if BEP were to distribute any BEP property other than money (or, in certain circumstances, BEPC exchangeable shares) to such former holder of BEPC exchangeable shares within seven years of exercise of the BEP call right. Under Section 707(a) of the Code, such U.S. Holder could also be required to recognize built-in gain if BEP were to make distributions (other than “operating cash flow distributions”, unless another exception were to apply) to such U.S. Holder within two years of exercise of the BEP call right. If a distribution to a U.S. Holder within two years of the transfer of BEPC exchangeable shares in exchange for BEP units is treated as part of a deemed sale transaction under Section 707(a) of the Code, such U.S. Holder will recognize gain or loss in the year of the transfer of BEPC exchangeable shares in exchange for BEP units, and, if such U.S. Holder has already filed a tax return for such year, such holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.
For a more complete discussion of the U.S. federal income tax consequences of the exchange of BEPC exchangeable shares for BEP units, see Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares” below. The U.S. federal income tax consequences of exchanging BEPC exchangeable shares for BEP units are complex, and each U.S. Holder should consult its own tax advisor regarding such consequences in light of such holder’s particular circumstances.
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

Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract or a complex contract. BEPC intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the Code before January 1, 2027, and no portion of a distribution made on BEPC exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on BEPC exchangeable shares on or after January 1, 2027, Section 871(m) of the Code will apply if the contractual arrangements relating to the BEPC exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2027.
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
For a more complete discussion of the U.S. federal income tax consequences to Non-U.S. Holders of owning BEPC exchangeable shares, see Item 10.E “Taxation—Certain Material United States. Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares” below. The U.S. federal income tax consequences of owning BEPC exchangeable shares are complex, and each Non-U.S. Holder should consult its own tax advisor regarding such consequences in light of such holder’s particular circumstances.
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

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Our company is a Canadian corporation incorporated under the laws of British Columbia. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. We became a separately-traded public company upon completion of the special distribution in July 2020, and the Arrangement was completed in December 2024. While our operations are primarily located in Brazil, Colombia, the United States, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares.
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
Further, BEPC exchangeable shares are held by Brookfield Wealth Solutions and public shareholders and BEPC class B shares are held by the partnership. Dividends on each BEPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each BEP unit. The partnership’s ownership of BEPC class B shares entitle it to receive dividends as and when declared by our board of directors. The holders of the BEPC exchangeable shares are entitled to one vote for each BEPC exchangeable share held at all meetings of our company’s shareholders, except for meetings at which only holders of another specified class or series of shares of our company are entitled to vote separately as a class or series. The holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares”.
Our company’s current operations consist of approximately 13,948 MW of installed hydroelectric, wind, solar, storage and ancillary capacity across Brazil, Colombia, North America and Europe.
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
On December 24, 2024, BEPC completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of BRHC’s exchangeable shares, other than Brookfield, received BEPC exchangeable shares for their exchangeable shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BRHC were delisted; and (iv) BEPC exchangeable shares were listed on the NYSE and the TSX. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to BEPC if no action was taken.

Recent Transactions
In January 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes (green bonds) at a fixed rate of 5.318%. The Series 17 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In March 2024, NA Holdco issued $150 million of green Series 3 Perpetual Notes at a fixed rate of 7.250%. The Series 3 Perpetual Notes are fully and unconditionally guaranteed by BEP, and are also guaranteed by each of the other Perpetual Note Guarantors.
In May 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable).
In May 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately $48 million ($21 million net to Brookfield Renewable).
In July 2024, Brookfield Renewable issued C$400 million of medium-term notes (green bonds), comprised of C$100 million aggregate principal amount of Series 17 Notes medium-term notes issued as a re-opening on identical terms, other than issue date and the price to the public, and C$300 million of Series 18 medium-term notes at a fixed rate of 4.959%. The Series 17 and Series 18 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In November 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 90 MW portfolio of hydroelectric assets in Brazil for proceeds of $104 million ($44 million net to Brookfield Renewable).
In December 2024, Brookfield Renewable, together with institutional partners, completed the sale of a renewable platform with 682 MW of wind assets, 63 MW of solar assets and a 1.6 GW development pipeline in Portugal and Spain, for proceeds of approximately $741 million (approximately $430 million net to Brookfield Renewable).
In December 2024, Brookfield Renewable, together with institutional partners, entered into a strategic partnership with a leading eFuels manufacturer, to invest up to $1.1 billion (approximately $220 million net to Brookfield Renewable), consisting of a $200 million upfront structured equity investment, including the construction of a production facility in West Texas, and an exclusive right to invest up to $850 million in future projects that meet certain investment criteria.
In December 2024, Brookfield Renewable issued C$200 million of reset rate green subordinated hybrid notes at an initial fixed rate of 5.450%. The hybrid notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In February 2025, Brookfield Renewable, together with institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to Brookfield Renewable). The terms of the transaction imply an enterprise value for the portfolio of $1.735 billion. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.
4.B    BUSINESS OVERVIEW
Our Operations
Our company’s current operations consist of approximately 13,948 MW of installed hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions capacity across the North America, South America and Europe.
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

The table below outlines our hydroelectric, wind, utility-scale solar and distributed energy & sustainable solutions power asset portfolio as at December 31, 2024:

	River Systems	Facilities	Capacity (MW)	Storage Capacity (GWh)
Hydroelectric
United States(1)	29	139	2,905	2,559
Colombia(2)	11	27	3,153	3,703
Brazil	24	36	850	—
Total	64	202	6,908	6,262

Wind
United States	—	11	1,643	—
Canada	—	1	78	—
Brazil	—	23	596	—
Total	—	35	2,317	—

Utility-scale solar	—	110	3,125	—

Distributed energy & sustainable solutions	1	4,901	1,598	1,095
	65	5,248	13,948	7,357
(1) Includes four battery storage facilities in North America (50 MW).
(2) Includes two wind plants (32 MW) and seven solar plants (140 MW) in Colombia.

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
Through our subsidiary TerraForm Power, we have a geographically diverse portfolio of utility-scale wind and solar platforms located principally in California, Illinois, Texas and New York with an aggregate installed capacity of approximately 2,336 MW, including 78 MW of wind assets and 59 MW of solar assets in Canada and 101 MW of solar assets in Chile. TerraForm Power also has a 720 MW distributed generation solar portfolio in the U.S.
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
In August 2022, we, together with institutional partners, committed to invest up to $137 million ($28 net to the company) into a joint venture with California Resources Corporation to develop CCS projects in California, with the option to invest a further $363 million ($73 million net to the company) in approved CCS projects in California. We together with our institutional partners have to date funded $64 million ($13 million net to the company). The company holds an approximate 10% economic interest.
In December 2024, we, together with institutional partners, entered into a strategic partnership with a leading eFuels manufacturer, to invest up to $1.1 billion (approximately $220 million net to Brookfield Renewable), consisting of a $200 million upfront structured equity investment, including the construction of a production facility in West Texas, and an exclusive right to invest up to $850 million in future projects that meet certain investment criteria.
Market Opportunity
Demand for power in the U.S. has significantly increased over the past two years on the back of accelerating digitalization and the proliferation of AI. The large “hyperscaler” cloud service providers are headquartered in the U.S. where they are investing the most capital to deploy this technology. Further, policy momentum to drive greater industrial, manufacturing, and data center activity in the country are expected to dramatically accelerate electricity demand in the U.S. These tailwinds, and renewable power’s position as the lowest cost source of bulk power and most readily deployable technology is driving increased investment in the country. Today corporate demand is a large driver of investment in new renewables. For example, there are now almost 440 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050, providing low cost, clean and secure power for their businesses.
In addition to the strong demand for power, there has been broad-based policy momentum in the U.S. to transition the country’s electricity production to cleaner generation and promote increased energy independence. The U.S. is the world’s second largest wind market with approximately 148,000 MW of installed wind capacity. One of the drivers of renewable power growth in the country has been the adoption of RPS targets in 29 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs that have helped with the initial development of renewable power supply chains and to bring down costs.
In August 2022, the Inflation Reduction Act was signed into law. It provides extensions of the tax credits for wind and solar projects, almost $300 billion of investment in renewables, and creates new tax credits for standalone energy storage, clean hydrogen, and certain advanced manufacturing, all of which provides a significant tailwind for the renewables industry in the country. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
In the U.S., our group is primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California. Together these key markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Europe
Our Spanish business includes 350 MW of CSP capacity. The principal revenues generated by our Spanish business’ CSP assets in Spain are received pursuant to a regulated return that is set by Spanish legislation. 200 MW of our CSP assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, and 150 MW of CSP assets are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years. In December 2024, together with institutional partners, we sold our Spanish and Portuguese wind and conventional PV solar portfolio.

Market Opportunity
Europe is one of the largest renewable energy markets in the world and represents a significant growth opportunity for our group’s business. Across the E.U. and the U.K., a population of approximately 517 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 230 GW of wind and 210 GW of solar PV capacity. Brookfield Renewable’s investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower EU plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 313 GW of additional wind-equivalent power capacity and 387 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs. Over 12 GW of corporate PPAs were entered into in Europe in 2024.
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
Spain
Spain is among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission. The market has stable and favorable contractual frameworks for renewables. Our regulated Spanish assets benefit from a “return on investment” based regime by which they receive an overall payment equivalent to all the costs and initial investment to develop the project plus a reasonable regulated return on investment (7.4% for the majority of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides significant certainty of cash flows to producers as the market and volume risk is reduced.
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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,153 MW portfolio. This portfolio accounts for approximately 15% of Colombia’s generating capacity and principally consists of large reservoir-based, hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 23% of their annualized long-term average generation. Isagen’s portfolio also includes 200 MW of solar operating assets and 32 MW of wind operating assets.

Isagen owns all of its power generating assets in perpetuity and holds requisite water usage and other rights in respect of each of its assets.
In Colombia, revenues are typically secured through one to ten year bilateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is 5 years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2024 revenues are approximately 85% contracted.
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
As at October 31, 2024, Colombia had a total installed capacity of over 20.8 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
In aggregate our company owns and operates facilities totaling approximately 3,900 MW MW located in 10 Brazilian states, representing approximately 44% of the country’s population and approximately 40% of the economic activity (in GDP terms). As such, we believe Brookfield Renewable’s business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 48 facilities totaling approximately 2.3 GW of capacity and we have several projects in various stages of development.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions (including hydroelectriv, wind, solar and biomass), approximately 90% have remaining terms of more than nine years. Generally, our hydroelectric authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease. Similarly, hydroelectric concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. On the other hand, wind and solar authorizations provide for a fixed 35-year, non-renewable term. Wind and solar authorizations can also be secured from ANEEL.
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

Market Opportunity
With the world’s seventh largest population and tenth largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3% over the last 30 years, a trend that is likely to continue in the long-term given that per capita consumption is still less than one-fourth of that in the United States.
Brazil’s generation capacity is expected to increase by 15.5 GW over the next year, reaching a total of 231 GW, with 95% of the expansion coming from solar power (including DG) and wind power plants. The Brazilian energy planning agency projects an average annual demand growth of 3.4% between 2024 and 2034. The agency estimates that approximately 83 GW of additional generation capacity will be needed to meet growing demand. Government planning forecasts suggest that the renewable energy sector will account for 67% of this capacity expansion during the period, further emphasizing the country’s reliance on sustainable energy sources to address its future energy needs.
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
Operating Philosophy
Like the partnership, our company employs a hands-on, operations-oriented, long-term owner’s approach to managing our company’s portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe and South America, where our local teams have expertise and experience operating in their home markets. Our company supports our company’s operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, sustainability, information technology, health, safety and security, human resources, stakeholder relations, procurement, human rights, climate, governance and anti-bribery and anti-corruption.
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

US$ Millions	For the year ended December 31,
	2024	2023	2022
	$949	$1,028	$847
These capital expenditures have been financed with working capital generated and retained within our business, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.
Our Competitive Strengths
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 24-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today our group has a large, multi-technology and globally diversified portfolio that is supported by approximately 5,270 experienced employees (inclusive of employees employed by our group’s consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our group has also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our group’s initial investment positions us for potential future large-scale decarbonization investment. Our group’s sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, energy storage and distributed generation and other sustainable solutions assets:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our group’s portfolio and continues to be a premium and differentiated technology as one of the longest life, lowest-cost and cleanest forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our group’s wind and utility-scale solar generation facilities provide exposure to some of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Distributed Generation. Our group’s energy storage facilities provide the markets in which they are located with critical services to the grid including dispatchable generation, and our distributed generation assets provide independent, secure, behind the meter power solutions to customers.
•Sustainable Solutions. Our group’s sustainable solutions assets, such as carbon capture, renewable natural gas capacity, our nuclear service business and our eFuels business, are helping corporates and countries achieve their net-zero goals.
With our group’s scale, diversity, operating and development capabilities and the quality of our group’s assets, our group is competitively positioned relative to other renewable power and transition companies. Our group’s large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our group’s investors.
Best-in class operators and developers. Brookfield Renewable has approximately 5,270 experienced operators (inclusive of employees employed by our group’s consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our group’s assets. Our group’s experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our group’s development activities as our group builds out Brookfield Renewable’s approximately 200,000 MW renewable power pipeline, and further enhance our group’s decarbonization offering to our group’s customers through the build out of our group’s sustainable solutions assets. Increasingly, our group’s operating and developing capabilities combined with our growth pipeline is differentiating our group’s business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our group’s business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of the electricity grids. Electricity demand is accelerating as a result of growth in digitalization and electrification, and renewables, which are the lowest cost source of bulk power generation in most regions, the most readily deployable to meet near term demand and aligned with net zero targets, are the most viable solution. Our group is positioned to meet this demand with our group’s large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate the risks posed by climate change and energy security, which are viewed as two of the most significant and urgent issues facing the global economy. Climate change and energy insecurity pose immense risks to the safety and security of communities and to our collective economic prosperity. In response, governments and corporates have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our group’s scale and global operating, development and investing capabilities make our group well positioned to partner with governments and corporates to help them achieve their decarbonization goals.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle and flexibility to opportunistically deploy capital. Our group’s approach to financing is to raise the majority of our group’s debt in the form of asset-specific, non-recourse borrowings at our group’s subsidiaries on an investment grade basis with no financial maintenance covenants.
Well positioned for cash flow growth and an attractive long term distribution profile. Our group has diverse, reliable and derisked cash flow growth levers that help enable our group’s stable distribution growth target of 5% to 9% annually. Our group’s business is funded by internally generated cash flows, asset recycling and upfinancing which support organic development and acquisition activities that contribute to cash flow growth. Our group’s operating cash flows also have embedded growth levers including inflation escalations in the vast majority of our group’s contracts, potential margin expansion through revenue growth and cost reduction initiatives.
Disciplined and contrarian investment strategy. Our group’s global scale and multi-technology capabilities allows our group to rotate capital where it is scarce in order to earn strong risk-adjusted returns. Our group takes a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 100 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our group’s ability to develop and acquire assets is strengthened by our group’s operating and project development teams across the globe, strategic relationship with Brookfield, and our group’s liquidity and capitalization profile.
Differentiated approach to asset development and asset management. Our group employs a conservative, differentiated approach with respect to asset development and management whereby our group looks to remove what we call “basis risk” before committing significant capital. To do this, our group looks to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so our group has strong visibility on cash flows and can lock-in our group’s target returns. Where possible, our group looks to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty and provide strong visibility to our cash flows.
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

Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Accelerating demand from digitalization, AI and electrification. With the continued emergence of artificial intelligence and growth in cloud computing, technology companies are investing heavily in data center development to support the roll out of new products and digitalization. The increased computing power and energy requirements from AI is resulting in an acceleration in demand for power in developed markets. The technology companies, who have 100% green power targets, are increasingly looking for reliable partners to deliver scale renewable power solutions and with renewables being the most readily deployable source of new power, in addition to being the most affordable, they represent the most viable solution. Demand for power is also increasing on the back of broader electrification of industry, and traditional renewables technologies and battery storage solutions can be combined to help deliver the required power.
Renewable energy is increasingly the most viable solution to meet electricity demand growth. Renewable power is the lowest cost source of bulk electricity in most markets around the world and costs are expected to continue to fall as supply chains diversify and expand. Renewables now make up approximately 30% of global electricity generation compared to approximately 21% in 2012, while coal, gas and oil have fallen from a combined approximately 68% down to approximately 61% over the same period. We expect that utilities and corporates will increasingly seek to grow exposure to renewables to both meet increasing power needs and limit exposure to volatile fuel costs.
Energy security is an increasing priority. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe and globally, and the recognition that renewables can reduce dependence on imported gas and energy costs. In May 2022, the E.U. released its REPower EU strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. Beyond Europe, there has also been an increase in ambition for renewable deployment in China, India and the United States to reduce dependence on imported fuels and reduce energy costs.
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

Since signing, the Paris Agreement has been ratified by over 190 countries. The COP28 Conference in the UAE in December 2023 saw further commitments made by the international community, and notably participants undertook the first ever global “stocktake”. The global stocktake is a process for countries and stakeholders to see where they are collectively making progress towards meeting the goals of the Paris Agreement. Part of the outcome of the stocktake was a proposal that further recognized the need for a reduction in greenhouse gas emissions and called on parties to contribute to the global effort to triple renewable energy capacity globally and double the global average annual rate of energy efficiency improvements by 2030. At the recent COP29 in Azerbaijan, one of the key outcomes was an agreement to triple climate financing to developing countries to $300 billion annually, building on the momentum of previous conferences to accelerate the transition globally.
Supportive policy and regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 170 countries have renewable energy targets for electricity generation, and around 145 countries covering 90% of global emissions have announced or are considering net-zero targets. To achieve these goals there will need to be significant investment to increase the supply of energy from renewables. In 2022, the U.S. government passed the largest federal climate bill in U.S. history, the Inflation Reduction Act. The climate bill has helped increase investment in renewables and decarbonization technologies in the U.S. and has had a knock-on effect for policy makers globally looking to attract investment in their jurisdictions. For example, in February 2023 the E.U. presented the Green Deal Industrial Plan to enhance the competitiveness of Europe's net-zero industry and accelerate the transition to climate neutrality. As of 2024, there were at least 110 carbon pricing initiatives (carbon taxes, crediting mechanisms and emissions trading schemes) that have been implemented worldwide covering 53 national jurisdictions and approximately 24% of global GHG emissions. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia and Central Asia. These policies help enable investment in renewables and clean energy, but it is the cost competitiveness of renewables and demand for power that are ultimately driving development, irrespective of the incentive schemes or policies. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
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
Our Group’s Approach to Sustainability
Our group approach to sustainability is a key part of how our group conducts its business as an investor, developer, owner and operator of one of the world’s largest publicly traded, platforms for renewable power, sustainable solutions and decarbonization solutions. Brookfield Renewable believes that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our group’s stakeholders.
Our group integrates sustainability throughout its investment lifecycle, starting with due diligence, through ongoing management and to our group’s exit from the investment. Brookfield Renewable tailors sustainability due diligence, leveraging our group’s investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. Our group seeks to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our group’s due diligence work accordingly. After acquiring or investing in an asset, our group implements a tailored integration plan that, includes material sustainability-related priorities. The management teams within each business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. Sustainability integration and performance are reviewed centrally on a regular basis through our group’s formal governance processes. Finally, as part of our group’s divestiture process, Brookfield Renewable outlines potential value creation from several different factors, including sustainability considerations.

Environment
Decarbonization is a global goal shared by many governments, corporations and investors. As a leading investor, developer, owner and operator of clean energy, Brookfield Renewable built its position in this sector over many decades and will leverage our group’s operational expertise to support the multi-decade transition required for global decarbonization. Our group’s clean energy assets already support countries and businesses globally in their decarbonization efforts and our group will continue to partner to drive emissions reduction.
Brookfield Renewable has set an ambition to deliver net zero emissions across our group’s existing renewable operations by 2050 or sooner and to accelerate the global transition. The ambition is aligned with our group’s strategy and underpinned by the following goals:
•From 2022, develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2024, our group developed approximately 7,000 MW of new clean energy capacity, and our group has developed approximately 15,000 MW since setting its target. Our group expects to accomplish the remaining capacity growth by executing on opportunities in its existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
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
Our group also recognizes the importance of reducing the emissions from our own operations and has set interim goals to achieve net zero for Scope 1 & Scope 2 market-based emissions by 2030 across our group’s existing renewable operations. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our assets and offices. In addition, our group measures its Scope 3 value chain emissions and continues to work towards setting a Scope 3 target in the future.
Our group integrates wider environmental considerations, including biodiversity protection and water and waste management, into our group’s decision-making and activities, while striving for continuous improvement in our group’s environmental management system and overall performance. Our group’s engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our group’s understanding of ecosystems, the potential environmental impacts of our group’s facilities and the development of associated management plans.
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
In 2024, Brookfield Renewable issued approximately $6.5 billion of green financings at both the corporate and project levels. This brought our group’s aggregate green issuances to approximately $21.5 billion, as of December 31, 2024. In January 2024, our group updated its Green Financing Framework which received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of our group’s project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
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
Across our group’s value chain, Brookfield Renewable strives to build strong relationships with its community partners. Our group proactively engages with communities and strives to create shared value. Our group believes having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our group’s facilities. When considering investing in or building a new facility, our group conducts assessments and due diligence to identify local stakeholders. Stakeholders can include communities, Indigenous groups, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our group’s operations. Brookfield Renewable consults and works proactively with local stakeholders to consider their interests in our group’s decision-making, developments and operations.
Brookfield Renewable is dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which our group operates with dignity and respect. Our group’s human rights policy and associated programs include adhering to all laws and regulations that apply to our group’s operations regarding fair labor and employment conditions and making efforts within our group’s business to enhance due diligence, key contract terms, policies, procedures and collaboration with respect to human rights and the supply chain. Our group’s commitment to human rights is integrated throughout our group’s decision-making and operations.
Governance
Brookfield Renewable maintains high ethical standards across our group’s organization, key elements of which include our group’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our group’s contractors, Brookfield Renewable has established a Vendor Code of Conduct to better ensure that our group’s contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. Brookfield Renewable recognizes the importance of transparently reporting our group’s sustainability programs and our group’s ESG progress to stakeholders including our group’s investors. As such, Brookfield Renewable began publishing an annual sustainability report in 2020 detailing how our group embeds sustainability considerations into our group’s business and continue to report in alignment with the recommendations of the Taskforce on Climate-related Financial Disclosures.
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
•Regional Business and Portfolio Company Leads: The Chief Executive Officers of our group’s regional businesses and portfolio companies implement local objectives within their business and are accountable for sustainability performance.
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
•Investment Review: The Service Provider incorporates sustainability factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material sustainability and other findings from due diligence, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high sustainability standards creates value in Brookfield Renewable’s business. The initiatives our group undertakes and the investments Brookfield Renewable makes in building our group’s business are guided by value-enhancement as well as our group’s core set of principles around sustainability, as Brookfield Renewable creates a culture and organization that our group believes can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management”. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry — New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.”
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
Brookfield Renewable targets a 5% to 9% annual distribution growth rate in light of growth it foresees in its operations. As a result of the special distribution, BEP’s regular quarterly distribution per BEP unit was reduced to $0.434 such that the aggregate distribution received by a holder of BEP units and BEPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. The distribution and dividend rates for our company and the partnership have been further adjusted to reflect the three-for-two unit/share split of BEP units and BEPC exchangeable shares completed on December 11, 2020, and the board of directors of our company and of the general partner of BEP approved a further 5% increase in their annual distributions and dividends to $1.492 per BEP unit and $1.492 per BEPC exchangeable share, or $0.373 per BEP unit and $0.373 per BEPC exchangeable share quarterly, respectively, starting with the distribution to be paid on March 31, 2025 to holders of record as at the close of business on February 28, 2025.
The Service Provider
Brookfield
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. It has one of the largest pools of discretionary capital globally, which is deployed across its three core businesses – asset management, wealth solutions, and its operating businesses. Through these core businesses, Brookfield Corporation invests in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to its stakeholders. Over the long term, Brookfield Corporation is focused on delivering 15%+ annualized returns to shareholders. Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management, which is the indirect parent of certain Service Provider entities.
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

Brookfield Corporation (3)(10)
Service Provider (8)
100% of class A.2 exchangeable shares
26% LP Interest (2)
0.01% GP Interest (1)
40% Redeemable/Exchangeable Partnership LP Interest (2)
BROOKFIELD RENEWABLE PARTNERS L.P. (5)(6)(9)(10) ("BEP")
Bermuda
74% LP Interest (2)
Public (Holder of LP Units)
Public (Preferred Unitholders)
59% Interest (2)
Brookfield Renewable Energy L.P. (2)(5)(6)(7)(9) ("BRELP")
Bermuda
Public (Perpetual Noteholders)
Public (Holders of BEPC exchangeable shares)
Brookfield BRP Holdings (Canada) Inc. (5)(7)(10)(11) and other Holding Entities (4)(5)(6)(7)
Ontario
Brookfield Renewable Corporation (10) ("BEPC")
British Columbia
100% of class B shares
100% of class A.1 exchangeable shares and 33 1/3% of BRHC class B shares
66 2/3% of BRHC class B shares and 100% of class C shares
Public (Bondholders)
Public (Preferred Shareholders)
Brookfield Renewable Holdings Corporation (11) ("BRHC")
British Columbia
Brookfield Renewable Partners ULC
Alberta
Brookfield Renewable Power Preferred Equity Inc.
Canada

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
(3)     As of February 21, 2025, the Brookfield Holders, collectively, own approximately 48% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, all of the outstanding BEPC exchangeable shares and all of the outstanding class A.2 exchangeable shares.
(4)    Brookfield has provided an aggregate of $5 million of working capital to certain Holding Entities through a subscription for shares.
(5)    Canadian Bond Guarantors and Preference Share Guarantors.
(6)    Perpetual Note Guarantors.
(7)     Preferred Unit Guarantors.
(8)     Certain wholly-owned subsidiaries of the Asset Management Company, which is wholly-owned, directly and indirectly, by Brookfield Asset Management, are Service Provider entities and provide services to the Service Recipients.
(9)    BEP has voting control of BRELP by way of a voting agreement.
(10)    As of February 21, 2025, BEP owns all of the BEPC class B shares. The BEPC exchangeable shares and BEPC class B shares hold 25% and 75%, respectively, of the aggregate voting interests in BEPC. If the maximum permitted number of class A.2 exchangeable shares held by Brookfield Corporation were exchanged into BEPC exchangeable shares, the Brookfield Holders and BEP would collectively hold an approximately 79% voting interest in BEPC through their ownership of BEPC exchangeable shares and BEPC class B shares. See Item 10.B “Memorandum and Articles of Association – BEPC”.
(11)    The share capital of BRHC is comprised of class A.1 exchangeable shares, class A.2 exchangeable shares, class B shares and class C shares. BEPC owns all of the class A.1 exchangeable shares, which hold an aggregate 25% voting interest in BRHC. Brookfield holds all of the class A.2 exchangeable shares, which are non-voting. The class B shares hold an aggregate 75% voting interest in BRHC and are held 66 2/3% by a subsidiary of BEP and 33 1/3% by BEPC. The class C shares are non-voting and are held by a subsidiary of BEP. Through their respective ownership of class A.1 exchangeable shares and class B shares, BEP and BEPC each hold a 50% voting interest in BRHC.

Our Company
BEPC and BRHC are Canadian corporations incorporated on October 3, 2024 and September 9, 2019, respectively under the laws of British Columbia. BEPC was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. We became a separated-traded public company upon completion of the special distribution in July 2020 and the Arrangement was completed in December 2024. The BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. Our BEPC exchangeable shares are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achievable through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the intended economic equivalence, we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
On December 24, 2024, BEP, BRHC and BEPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; and (iv) the BEPC exchangeable shares were listed on the NYSE and the TSX.
Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. BEP’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and its telephone number is +1 441-294-3304.
The partnership operates one of the world’s largest publicly traded, renewable power and transition platforms. Brookfield Renewable’s portfolio consists of hydroelectric, wind, solar, distributed generation and storage facilities in North America, South America, Europe and Asia-Pacific. Brookfield Renewable has also made investments in its sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The LP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
NA Holdco
NA Holdco is an indirect wholly-owned subsidiary of BEP incorporated under the Business Corporations Act (Ontario) on March 8, 2011. In April 2021, NA Holdco issued $350 million of green Series 1 Perpetual Notes at a fixed rate of 4.625% per annum. In December 2021, NA Holdco issued $260 million of green Series 2 Perpetual Notes at a fixed rate of 4.875% per annum. In March 2024, NA Holdco issued $150 million of green Series 3 Perpetual Notes at a fixed rate of 7.250% per annum. In addition to the approximately $760 million aggregate principal amount of publicly issued Perpetual Notes, NA Holdco indirectly holds most of Brookfield Renewable’s North American operating assets as well as its interest in BEPC. The Perpetual Notes are guaranteed by the Perpetual Note Guarantors, including Canada SubCo.
The Asset Management Company
Certain wholly-owned subsidiaries of the Asset Management Company, which is wholly-owned, directly and indirectly, by Brookfield Asset Management, provide services to the Service Recipients. See Item 4.B “Business Overview—The Service Provider” and Item 6.A “Directors and Senior Management—The Master Services Agreement” for more information on Brookfield and these arrangements.

Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2024.

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

Organization of Management’s Discussion and Analysis

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on October 3, 2024 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares (“BEPC exchangeable shares”), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at https://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at https://www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, Brookfield Renewable Holdings Corporation (“BRHC”), our subsidiaries and Brookfield Renewable, (together our “Group”), target a total return of 12% to 15% per annum on the renewable assets that we own, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance which can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.
The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Revenues	$4,142	$3,967	$3,778
Direct operating costs	(1,767)	(1,466)	(1,174)
Management service costs	(106)	(88)	(169)
Interest expense	(1,667)	(1,258)	(1,032)
Depreciation	(1,262)	(1,342)	(1,179)
Remeasurement of interests held in BRHC by the partnership	58	—	—
Remeasurement of BEPC exchangeable and BRHC class A.2 exchangeable shares	61	—	—
Remeasurement of exchangeable and class B shares of BRHC	574	(106)	1,800
Income tax expense	(167)	(73)	(118)
Net income	433	308	1,850
	Average FX rates to USD
	€0.92	0.92	0.95
R$	5.39	4.99	5.16
COP	4,071	4,328	4,253
Current Year Variance Analysis (2024 vs 2023)
Revenues totaling $4,142 million represents an increase of $175 million compared to prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 4,107 GWh of generation and $156 million of revenues, which was partly offset by recently completed asset sales that reduced generation by 2,572 GWh and revenues by $167 million. On a same store, constant currency basis, revenues increased by $155 million as the benefits from inflation escalation on our contracted generation in Brazil and Colombia were offset by lower resources at our hydroelectric portfolios.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the prior year was partially offset by the relative weakening of the Brazilian real, increasing revenues by $31 million, offset by a $36 million unfavorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaled $1,767 million, representing an increase of $301 million compared to prior year due to additional costs from our recently acquired and commissioned facilities, higher power purchases in Colombia, which are passed through to our customers and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaled $106 million representing an increase of $18 million compared to prior year.
Interest expense totaling $1,667 million represents an increase of $409 million compared to prior year due to recent acquisitions, financing initiatives to fund development activities, the re-classification of distributions on the BRHC Class C shares as interest expense due to their treatment as a liability as a result of the Arrangement, and the above noted foreign exchange fluctuations.
Remeasurement of shares classified as financial liabilities resulted in a $693 million gain compared to a $106 million loss in the prior year due to the movement in the LP unit and BEPC exchangeable share price during the periods.
Depreciation expense totaling $1,262 million represents a decrease of $80 million compared to prior year due to asset sales.
Net income totaling $433 million represents an increase of $125 million over the same period in the prior year due to the above noted items, offset by other income relating to non-recurring items that benefited the prior year.

Prior Year Variance Analysis (2023 vs 2022)
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
Management service costs totaling $88 million represent a decrease of $81 million over the same period in the prior year.
Interest expense totaling $1,258 million represents an increase of $226 million over the same period in the prior year due to growth in our portfolio and upfinancings completed in the prior year at our North American and South American hydroelectric assets to fund the growth of our business.
Remeasurement of BEPC exchangeable shares resulted in a $106 million loss compared to a $1,800 gain in the prior year due to the movement in the LP unit price during the periods.
Depreciation expense totaling $1,342 million represents an increase of $163 million over the same period in the prior year due to the growth of our business.
Net income totaling $308 million represents a decrease of $1,542 million over the same period in the prior year due to the above noted items, other income relating to non-recurring income and a gain on sale of non-core wind assets.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	December 31, 2024	December 31, 2023
Current assets	3,114	3,298
Equity-accounted investments	753	644
Property, plant and equipment, at fair value	38,696	44,038
Total assets	44,129	49,421
Non-recourse borrowings	13,775	16,072
Deferred income tax liabilities	6,493	5,819
Interests held in BRHC by Brookfield Renewable	4,432	—
BEPC exchangeable and class A.2 exchangeable shares	4,168	—
Exchangeable and class B shares of BRHC	—	4,721
Total equity in net assets	12,108	17,129
Total liabilities and equity	44,129	49,421
	FX rates to USD
	€0.97	0.91
R$	6.19	4.84
COP	4,409	3,822
Property, plant and equipment
Property, plant and equipment totaled $38.7 billion as at December 31, 2024 compared to $44.0 billion as at December 31, 2023, representing a decrease of $5.3 billion. Our continued investments in the development of power generation assets and our sustaining capital expenditure increased property, plant and equipment by $0.8 billion. Our annual revaluation which recognized the benefit of higher power prices across select markets and the expected growth in demand for renewable power increased property, plant and equipment by $3.1 billion. The increases were offset by dispositions and assets classified as held for sale that decreased property, plant and equipment by $1.2 billion, the strengthening of the U.S. dollar versus most currencies that decreased property plant and equipment by $2.5 billion and depreciation expense that reduced property, plant and equipment by $1.3 billion. During the year we also transferred our 100% interest in a portfolio of 5,900 MW operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable, which reduced property, plant and equipment by $4.1 billion.
See Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
Shares classified as financial liability
Prior to the Arrangement, class C shares were classified as financial liabilities due to their cash redemption feature, however they met certain qualifying criteria and were presented as equity instruments given the narrow scope presentations existing in IAS 32. Following the Arrangement and upon consolidation of BRHC into our company, the class C shares are now presented as financial liabilities as Interests held in BRHC at a value of $4,432 million.

As a result of the Arrangement, holders of the BRHC exchangeable shares, other than Brookfield, received our company’s exchangeable shares in exchange for their BRHC exchangeable shares on a one-for-one basis and Brookfield transferred their exchangeable shares of BRHC to our company in exchange for class A.2 shares on a one-for-one basis. The exchangeable shares and class A.2 exchangeable shares, upon consolidation into our company, are classified as liabilities at a value of $4,168 million.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Since inception, our parent company has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the Arrangement to include, among other things, BEPC as a service recipient.
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
Our company may participate with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
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
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2024 (December 31, 2023: nil). The interest expense on the Brookfield revolving credit facility and deposit for the year ended December 31, 2024 totaled nil (2023: nil and 2022: nil).
On March 26, 2024, as part of normal course organizational structuring initiatives of our group, the company transferred 100% of its interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of the partnership, for a nominal amount of consideration, to achieve the optimal holding structure for tax purposes. As a result of the disposition, the company derecognized $4.5 billion of total assets, $3.2 billion of total liabilities and $1.3 billion of non-controlling interest from the consolidated statements of financial position. This resulted in a loss on disposition of $63 million recognized within contributed surplus in the consolidated statements of changes in equity.

On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
In connection with the Arrangement, the company entered into two deposit agreements with one or more subsidiaries of the partnership, one as depositor or lender and one as depositee or borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the company, as borrower, entered into a credit agreement with a subsidiary of the partnership, as lender, pursuant to which the subsidiary of the partnership established a revolving credit facility in the aggregate principal amount of $150 million in favour of the company.
The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by the company. Brookfield Wealth Solutions frequently participates alongside market participants at market rates and as at December 31, 2024, $13 million of non-recourse borrowings (2023: $14 million) were due to Brookfield Wealth Solutions. As at December 31, 2024, the company had $58 million (2023: $184 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 27 - Related party transactions in our audited consolidated financial statements. For a description of certain of our agreements with Brookfield and the partnership, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ended December 31, 2024.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2024	2023	2022
Revenues
Power purchase and revenue agreements	$68	$10	$72

Other income
Interest income	$42	$29	$9
Distribution income	3	7	—
	$45	$36	$9

Direct operating costs
Energy purchases	$(27)	$(19)	$(22)
Energy marketing fee & other services	(2)	(2)	(7)
	$(29)	$(21)	$(29)

Interest expense
Borrowings and distributions	$(462)	$(140)	$(94)

Other
Other related party services (expense) income	$(5)	$3	$(4)
Financial instrument gain	2	9	4
	$(3)	$12	$—

Management service costs	$(106)	$(88)	$(169)

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2023	2022
Current assets
Due from related parties
Amounts due from	Brookfield	$30	$39
	The partnership	1,363	1,366
	Equity-accounted investments and other	11	22
		$1,404	$1,427

Non-current assets
Financial instrument assets	Brookfield	$—	$170

Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$34	$26
	The partnership	480	238
	Brookfield Wealth Solutions and associates	24	184
	Equity-accounted investments and other	6	8
		544	456

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$53	$79
	The partnership	452	850
	Brookfield Wealth Solutions and associates	34	—
	Equity-accounted investments and other	2	1
		$541	$930

Non-recourse borrowings	Brookfield Wealth Solutions and associates	$13	$14

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric	13,368	14,449	$1,189	$1,212	$684	$787	$434	$504
Wind	2,848	1,728	223	152	246	138	190	108
Utility-scale solar	1,636	1,261	238	165	237	146	169	94
Distributed energy & sustainable solutions	939	886	124	125	82	101	57	80
Corporate	—	—	—	—	50	15	(56)	(70)
Total	18,791	18,324	$1,774	$1,654	$1,299	$1,187	$794	$716
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2024	2023
Revenue	$1,189	$1,212
Other income	33	51
Direct operating costs	(538)	(476)
Adjusted EBITDA(1)	684	787
Interest expense	(229)	(261)
Current income taxes	(21)	(22)
Funds From Operations	$434	$504

Generation (GWh) – actual	13,368	14,449
Average revenue per MWh(2)	80	78
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
Funds From Operations at our hydroelectric business was $434 million versus $504 million in the prior year as the benefit of higher average revenue per MWh at our Colombia hydroelectric facilities due to inflation indexation and recontracting initiatives was offset by unfavorable hydrology conditions.
WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2024	2023
Revenue	$223	$152
Other income	106	33
Direct operating costs	(83)	(47)
Adjusted EBITDA(1)	246	138
Interest expense	(47)	(28)
Current income taxes	(9)	(2)
Funds From Operations	$190	$108

Generation (GWh) – actual	2,848	1,728
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business was $190 million versus $108 million in the prior year due to the benefit from newly acquired and commissioned facilities and gains related to the sale of a European development portfolio.

UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS)	2024	2023
Revenue	$238	$165
Other income	66	23
Direct operating costs	(67)	(42)
Adjusted EBITDA(1)	237	146
Interest expense	(68)	(50)
Current income taxes	—	(2)
Funds From Operations	$169	$94

Generation (GWh) – actual	1,636	1,261
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $169 million versus $94 million in the prior year due to the benefits of growth in our business and and gains related to the sale of a European development portfolio.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the year ended December 31:

(MILLIONS)	2024	2023
Revenue	$124	$125
Other income	8	18
Direct operating costs	(50)	(42)
Adjusted EBITDA(1)	82	101
Interest expense	(24)	(21)
Current income taxes	(1)	—
Funds From Operations	$57	$80

Generation (GWh) – actual	939	886
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & sustainable solutions business was $57 million versus $80 million in the prior year as the benefits from stronger generation was offset by lower contributions from our pumped storage business as the prior year benefited from higher grid stability prices.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric	14,449	14,567	$1,212	$1,095	$787	$713	$504	$504
Wind	1,728	1,872	152	176	138	132	108	101
Utility-scale solar	1,261	870	165	167	146	165	94	114
Distributed energy & sustainable solutions	886	753	125	146	101	84	80	64
Corporate	—	—	—	—	15	(5)	(70)	(171)
Total	18,324	18,062	$1,654	$1,584	$1,187	$1,089	$716	$612
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2023	2022
Revenue	$1,212	$1,095
Other income	51	44
Direct operating costs	(476)	(426)
Adjusted EBITDA(1)	787	713
Interest expense	(261)	(175)
Current income taxes	(22)	(34)
Funds From Operations	$504	$504

Generation (GWh) – actual	14,449	14,567
Average revenue per MWh(2)	78	72
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
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
WIND OPERATIONS ON A PROPORTIONATE BASIS
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

UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
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
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
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

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$370	$55	$16	$(33)	$25	$433
Add back or deduct the following:
Depreciation	518	367	287	90	—	1,262
Deferred income tax expense	9	12	31	7	8	67
Foreign exchange and financial instrument gain	(131)	(73)	(32)	(2)	—	(238)
Other(1)	(39)	18	(18)	(33)	(18)	(90)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	—	549	549
Remeasurement of interests held in BRHC by the partnership	—	—	—	—	(58)	(58)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	—	(61)	(61)
Remeasurement of exchangeable and class B shares of BRHC	—	—	—	—	(574)	(574)
Management service costs	—	—	—	—	106	106
Interest expense(2)	625	231	201	47	14	1,118
Current income tax expense	70	10	13	6	1	100
Amount attributable to equity accounted investments and non-controlling interests(3)	(738)	(374)	(261)	—	58	(1,315)
Adjusted EBITDA attributable to the company	$684	$246	$237	$82	$50	$1,299
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $1,667 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$493	$116	$200	$(2)	$(499)	$308
Add back or deduct the following:
Depreciation	542	384	322	94	—	1,342
Deferred income tax (recovery) expense	(8)	(4)	(24)	2	(6)	(40)
Foreign exchange and financial instrument (gain) loss	(140)	(7)	(6)	5	(11)	(159)
Other(1)	31	(162)	(191)	2	11	(309)
Dividends on BEPC exchangeable shares(2)	—	—	—	—	241	241
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	106	106
Management service costs	—	—	—	—	88	88
Interest expense(2)	626	137	205	46	3	1,017
Current income tax expense	84	14	12	—	3	113
Amount attributable to equity accounted investments and non-controlling interests(3)	(841)	(340)	(372)	(46)	79	(1,520)
Adjusted EBITDA attributable to the company	$787	$138	$146	$101	$15	$1,187
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $1,258 million is comprised of Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2022:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$368	$(3)	$38	$44	$1,403	$1,850
Add back or deduct the following:
Depreciation	502	305	275	97	—	1,179
Deferred income tax (recovery) expense	(69)	55	(8)	7	—	(15)
Foreign exchange and financial instrument loss (gain)	170	(71)	(27)	(3)	(4)	65
Other(1)	66	59	96	17	4	242
Dividends on BEPC exchangeable shares(2)	—	—	—	—	220	220
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,800)	(1,800)
Management service costs	—	—	—	—	169	169
Interest expense(2)	474	127	162	44	5	812
Current income tax expense	123	8	2	—	—	133
Amount attributable to equity accounted investments and non-controlling interests(3)	(921)	(348)	(373)	(122)	(2)	(1,766)
Adjusted EBITDA attributable to the company	$713	$132	$165	$84	$(5)	$1,089
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $1,032 million is comprised of Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Net income	$433	$308	$1,850
Add back or deduct the following:
Depreciation	1,262	1,342	1,179
Foreign exchange and financial instruments (gain) loss	(238)	(159)	65
Deferred income tax expense (recovery)	67	(40)	(15)
Other(1)	(90)	(316)	242
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC	549	241	220
Remeasurement of interests held in BRHC by the partnership	(58)	—	—
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	(61)	—	—
Remeasurement of exchangeable and class B shares of BRHC	(574)	106	(1,800)
Amount attributable to equity accounted investments and non-controlling interest(2)	(496)	(766)	(1,129)
Funds From Operations	$794	$716	$612
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	December 31, 2024	December 31, 2023
Our company's share of cash and cash equivalents	$255	$249
Authorized credit facilities(1)	2,450	2,375
	2,705	2,624
Available portion of subsidiary credit facilities	85	104
Brookfield Renewable group liquidity on a proportionate basis	1,530	1,393
Available liquidity	$4,320	$4,121
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
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the amended and restated equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ended December 31, 2024. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved an over 5% increase in its annual distribution to $1.492 per LP unit, or $0.373 per LP unit quarterly, starting with the distribution paid in March 2025, an increase from $1.42 per LP unit in 2024 (2023: $1.35 per LP unit and 2022: $1.28 per LP unit). This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions net of dispositions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2024			2023
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total(1)	Interest rate %(1)	Term (years)	Total(1)
Proportionate non-recourse borrowings(2)
Hydroelectric	6.8%	6	$2,939	7.2%	6	$3,013
Wind	5.1%	6	695	6.3%	10	1,088
Utility-scale solar	5.4%	10	1,281	5.9%	14	1,786
Distributed energy & sustainable solutions	4.8%	8	304	5.6%	12	312
	6.1%	7	5,219	6.6%	9	6,199
Proportionate unamortized financing fees, net of unamortized premiums			(31)			(45)
			5,188			6,154
Equity-accounted borrowings			(104)			(163)
Non-controlling interests and other(3)			8,691			10,081
As per IFRS Statements			$13,775			$16,072
(1)Includes cash yields on tax equity.
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity adjustments.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest payable on a proportionate basis as at December 31, 2024:

(MILLIONS)	2025	2026	2027	2028	2029	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Hydroelectric	$271	$248	$111	$74	$101	$1,099	$1,904
Wind	8	1	1	125	76	129	340
Utility-scale solar	13	10	1	107	65	106	302
Distributed energy & sustainable solutions	—	—	26	60	27	44	157
	292	259	139	366	269	1,378	2,703
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	93	108	95	113	223	403	1,035
Wind	34	45	31	30	29	186	355
Utility-scale Solar	71	80	79	77	78	594	979
Distributed energy & sustainable solutions	16	16	13	13	11	78	147
	214	249	218	233	341	1,261	2,516
Total	$506	$508	$357	$599	$610	$2,639	$5,219
Interest payable(1)
Non-recourse borrowings
Hydroelectric	$184	$159	$137	$127	$115	$254	$976
Wind	28	31	29	25	18	64	195
Utility-scale Solar	52	54	49	43	35	165	398
Distributed energy & sustainable solutions	12	12	11	9	7	14	65
Total	$276	$256	$226	$204	$175	$497	$1,634
(1)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable-rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2029 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
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
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.45 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for our contractual commitments (see Note 26 - Commitments, contingencies and guarantees in the audited annual consolidated financial statements) and our company’s share of anticipated transactions by our group.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows for the years ended December 31:

(MILLIONS)	2024	2023	2022
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$752	$1,218	$1,405
Change in due to or from related parties	61	(20)	(18)
Net change in working capital balances	(264)	405	(103)
Operating activities	549	1,603	1,284
Financing activities	192	(636)	(402)
Investing activities	(665)	(1,018)	(738)
Foreign exchange (loss) gain on cash	(77)	36	(19)
(Decrease) increase in cash and cash equivalents	$(1)	$(15)	$125
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2024 totaled $752 million compared to $1,218 million in 2023 and $1,405 million in 2022, reflecting the strong operating performance of our business during the periods.
Financing Activities
Cash flows provided by financing activities totaled $192 million for the year ended December 31, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital enabled us to fund growth as discussed below and allowed us to generate net proceeds of $803 million from non-recourse financings that were offset by repayment of related party financings of $336 million.
Distributions paid during the year to participating non-controlling interest in operating subsidiaries totaled $410 million. Our non-controlling interest contributed capital net of capital returns of $135 million.
Cash flows used in financing activities totaled $636 million for the year ended December 31, 2023. The strength of our balance sheet allowed us to raise proceeds of approximately $3,041 million, including $251 million from equity financing net of transactions fees through a bought deal of BEPC exchangeable shares during the second quarter of 2023. The proceeds raised to fund the growth of our business through the investing activities noted below were offset by the repayment of borrowings. Distributions paid during the year to the partnership and participating non-controlling interest in operating subsidiaries totaling $669 million.

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
Investing Activities
Cash flows used in investing activities totaled $665 million for the year ended December 31, 2024. Our continued investment in property, plant and equipment, including the construction and development of wind, solar and storage development projects in the U.S.and Brazill totaled $949 million for the year ended December 31, 2024. We also invested $685 million into our structured investments and equity accounted investments including acquiring a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day.
Our capital recycling initiatives including a portfolio of 63 MW solar assets, 682 MW wind assets, and a 1.6 GW development pipeline in Spain and Portugal, a 30 MW hydroelectric asset in the U.S., a 85 MW portfolio of biomass facilities in Brazil and a 90 MW portfolio of hydroelectric assets in Brazil were offset by cash and cash equivalents transferred alongside our 100% interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable, resulting in proceeds of $982 million for the year ended December 31, 2024.
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
Cash flows used in investing activities totaled $738 million for the year ended December 31, 2022. Our continued investment in our organic development pipeline and our property, plant and equipment, including the construction of a 1,200 MW utility-scale solar facility in Brazil, was $847 million for the year ended December 31, 2022, which were funded by our financing activities noted above including recycling capital from the sale of a hydroelectric portfolio in Brazil, which closed in the second quarter of 2022 for $92 million.
SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares and class A.2 exchangeable shares held by Brookfield Holders and public shareholders and BEPC class B, BRHC class B and BRHC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares and class A.2 exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class B, BRHC class B, and BRHC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(SHARES)	December 31, 2024
BEPC exchangeable and class A.2 exchangeable shares(1)	179,640,851
BEPC class B shares	55
BRHC class B shares	110
BRHC class C shares	194,460,874
(1)Includes 144,921,168 (December 31, 2023: 179,651,256) of BEPC exchangeable shares and 34,719,683 (December 31, 2023: nil) of Class A.2 exchangeable shares.

BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these shares for cash consideration. The redemption right related to the BEPC exchangeable shares is subject to the company’s right, at its sole discretion, to satisfy the redemption request with LP units on a one-for-one basis. Similarly, the redemption right related to class A.2 shares is subject to the company’s right, at its sole discretion, to satisfy any such redemption request with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ended December 31, 2024. During the year ended December 31, 2024, our shareholders exchanged 10,675 (2023: 8,465 and 2022: 12,308) BEPC exchangeable shares for an equivalent number of LP units. BEPC class B, BRHC class B and BRHC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of class A.2 exchangeable shares, BEPC class B or BRHC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and class A.2 exchangeable shares and the cash redemption feature of the BEPC class B, BRHC class B and BRHC class C shares, the BEPC exchangeable shares, class A.2 exchangeable shares, BEPC class B shares, BRHC class B shares and BRHC class C shares are classified as financial liabilities. However, the BEPC class B shares meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentations existing in IAS 32.
During the year ended December 31, 2024, our company declared dividends of $256 million (2023: $241 million and 2022: $220 million) on its outstanding BEPC exchangeable shares and class A.2 exchangeable shares and $293 million (2023: nil) on its outstanding BRHC class C shares. Dividends on our BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares are presented as interest expense in the consolidated financial statements. No dividends were declared on BEPC class B shares and BRHC class B shares during the year.
As at December 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining BEPC exchangeable shares are held by public investors.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2024, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8,982,042 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2024.
As at the date of this report, Brookfield Holders and the partnership, through their ownership of BEPC exchangeable shares, class A.2 exchangeable shares and BEPC class B shares, hold an approximate 79% voting interest in our company (assuming the maximum permitted number of the class A.2 exchangeable shares held by Brookfield Corporation are converted into BEPC exchangeable shares). Holders of BEPC exchangeable shares, excluding Brookfield Holders, hold an approximate 21% aggregate voting interest in BEPC.
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
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2024, letters of credit issued amounted to $1,002 million (2023: $1,135 million).
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

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Operational information:
Capacity (MW)	46,211	32,949	25,377
Total generation (GWh)
Long-term average generation	94,339	75,584	63,656
Actual generation	80,842	69,704	63,036
Proportionate generation (GWh)
Actual Renewable generation	30,947	29,082	28,403
Additional financial information:
Net income (loss) attributable to Unitholders	$ (464)	$ (100)	$ (295)
Basic income (loss) per LP unit(1)	(0.89)	(0.32)	(0.60)
Proportionate Adjusted EBITDA(2)	2,408	2,182	2,002
Funds From Operations(2)	1,217	1,095	1,005
Funds From Operations per Unit(2)(3)	1.83	1.67	1.56
Distribution per LP unit(3)	1.42	1.35	1.28
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Property, plant and equipment, at fair value	$ 73,475	$ 64,005	$ 54,283
Equity-accounted investments	2,740	2,546	1,392
Total assets	94,809	76,128	64,111
Total borrowings	34,390	29,702	24,850
Deferred income tax liabilities	8,439	7,174	6,507
Other liabilities	15,524	9,273	6,468
Participating non-controlling interests – in operating subsidiaries	26,168	18,863	14,755
General partnership interest in a holding subsidiary held by Brookfield	50	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457	2,684	2,892
BEPC exchangeable shares and class A.2 exchangeable shares	2,269	2,479	2,561
Preferred equity	537	583	571
Perpetual subordinated notes	737	592	592
Preferred limited partners’ equity	634	760	760
Limited partners’ equity	3,604	3,963	4,096
Total liabilities and equity	94,809	76,128	64,111
Debt-to-total capitalization (market value)(4)	40%	40%	39%
(1)For the year ended December 31, 2024, average LP units totaled 285.5 million (2023: 282.4 million and 2022: 275.2 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2024 totaled 663.6 million (2023: 657.1 million and 2022: 645.9 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity, and Unitholder equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2024				2023
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$987	$1,041	$989	$1,125	$1,066	$934	$901	$1,066
Net income (loss)	945	(664)	(339)	491	(502)	1,370	360	(920)
Net income (loss) attributable to the partnership	761	(674)	(342)	491	(747)	1,340	291	(1,065)

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 and 2023
The following chart reflects the generation and summary financial figures of our company on a proportionate basis for the three months ended December 31:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric	3,029	3,219	$272	$273	$129	$173	$69	$103
Wind	738	621	61	45	132	29	112	22
Utility-scale Solar	262	362	28	43	57	32	40	19
Distributed energy & sustainable solutions(2)	182	218	25	23	16	24	9	19
Corporate	—	—	—	—	12	1	(31)	5
Total	4,211	4,420	$386	$384	$346	$259	$199	$168
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$111	$151	$72	$(30)	$641	$945
Add back or deduct the following:
Depreciation	129	72	67	24	—	292
Deferred income tax expense (recovery)	(10)	35	18	16	5	64
Foreign exchange and financial instrument gain	(65)	(32)	(59)	(4)	—	(160)
Other(1)	(36)	31	25	2	1	23
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	—	356	356
Remeasurement of interests held in BRHC by the partnership	—	—	—	—	(58)	(58)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	—	(61)	(61)
Remeasurement of exchangeable and class B shares of BRHC	—	—	—	—	(915)	(915)
Management service costs	—	—	—	—	35	35
Interest expense(2)	158	53	56	12	—	279
Current income tax expense	17	2	12	6	—	37
Amount attributable to equity accounted investments and non-controlling interests(3)	(175)	(180)	(134)	(10)	8	(491)
Adjusted EBITDA attributable to the company	$129	$132	$57	$16	$12	$346
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $635 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reflects the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$98	$102	$159	$10	$(871)	$(502)
Add back or deduct the following:
Depreciation	142	136	87	24	—	389
Deferred income tax recovery	(13)	(45)	(7)	(2)	(2)	(69)
Foreign exchange and financial instrument (gain) loss	(50)	39	(5)	(2)	(12)	(30)
Other(1)	4	(191)	(177)	(19)	—	(383)
Dividends on BEPC exchangeable shares(2)	—	—	—	—	61	61
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	816	816
Management service costs	—	—	—	—	(6)	(6)
Interest expense(2)	163	36	52	11	6	268
Current income tax expense	17	8	6	—	3	34
Amount attributable to equity accounted investments and non-controlling interests(3)	(188)	(56)	(83)	2	6	(319)
Adjusted EBITDA attributable to the company	$173	$29	$32	$24	$1	$259
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $329 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Net income (loss)	$945	$(502)
Add back or deduct the following:
Depreciation	292	389
Foreign exchange and financial instrument gain	(160)	(30)
Deferred income tax expense (recovery)	64	(69)
Other(1)	23	(383)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC	356	61
Remeasurement of interests held in BRHC by the partnership	(58)	—
Remeasurement of BEPC exchangeable and BEPC class B shares	(61)	—
Remeasurement of exchangeable and class B shares of BRHC	(915)	816
Amount attributable to equity accounted investments and non-controlling interest(2)	(287)	(114)
Funds From Operations	$199	$168
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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
'- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2024, we had on a proportionate basis approximately 88% of 2025 generation (2023: 88% of 2024 generation) contracted under power purchase agreements and financial contracts excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 80% and 85% of 2025 generation (2023: 93% and 70% of 2024 generation, respectively) contracted under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

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
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed-rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed-rates on certain anticipated future debt issuances and on floating rate debts
- Our proportionate floating rate exposure represents 20% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our variable-rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Credit
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

'- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2024, 86% (2023: 92%) of the company’s trade receivables were current

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

'- As at December 31, 2024, available group liquidity was $4.3 billion. Liquidity is comprised of the group's proportionate share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and share of subsidiary credit facilities. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES, JUDGMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
The audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2024 and December 31, 2023 and for each of the years in the three years ended December 31, 2024 are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and material accounting policy information in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2024. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
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
(i)Property, plant and equipment
The fair value of our company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 – Property, plant and equipment, at fair value in our company's audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of our company’s property, plant and equipment. See Note 1(u)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our company's audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Our company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years the company’s best estimate of electricity prices that would allow new entrants into the market. This valuation technique approximates the net present value of future cash flows.

For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, our company determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 5 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
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
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the cash generating unit or units (“CGUs”) or groups of CGUs to which goodwill has been allocated.
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
Our company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2028 to 2035 in North America, 2030 in Colombia and 2028 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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

(iv) Financial instruments
The accounting policy relating to our company’s financial instruments is described in Note 1(n) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 - Financial instruments (“IFRS 9”) to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
For commodity derivatives that have unobservable value, our company applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.
(v) Deferred income taxes
The accounting policy relating to our company’s income taxes is described in Note 1(p) – Income taxes in the audited consolidated financial statements of our company. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company has assessed the impact of these amendments and have noted no impact to its financial statements.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on the company.

SUBSEQUENT EVENTS
Subsequent to year-end, the company, together with its institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to the company). The terms of the transaction imply an enterprise value for the portfolio of $1,735 million. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes hydroelectric facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
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
For entities previously controlled by Brookfield Corporation the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(u)(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.

PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration, biomass, and eFuels), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.

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
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
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
Our company uses Adjusted EBITDA to assess the performance of our operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
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
Our company uses Funds From Operations to assess the performance of our company before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the audited annual consolidated financial statements of our company, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect our company to incur over the long-term investment horizon of our company.
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

5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”
PRICE RANGE AND TRADING VOLUME OF THE BEP UNITS
The BEP units are listed and posted for trading on the NYSE under the symbol “BEP”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the NYSE for the periods indicated, in United States dollars (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	($)	($)
2025
January 1, 2025 – February 21, 2025	24.09	19.92	30,510,906
2024
January 1, 2024 – March 31, 2024	27.47	21.85	27,948,612
April 1, 2024 – June 30, 2024	28.81	19.92	35,115,415
July 1, 2024 – September 30, 2024	28.61	22.76	27,450,632
October 1, 2024 – December 31, 2024	29.56	22.23	32,053,487
2023
January 1, 2023 – March 31, 2023	31.6	25.5	20,360,920
April 1, 2023 – June 30, 2023	32.76	28.57	15,120,812
July 1, 2023 – September 30, 2023	30.32	21.46	23,404,551
October 1, 2023 – December 31, 2023	27.81	25.5	20,360,920
2022
January 1, 2022 – March 31, 2022	41.66	30.93	28,395,267
April 1, 2022 – June 30, 2022	41.95	32.78	18,962,568
July 1, 2022 – September 30, 2022	41.3	30.85	15,205,028
October 1, 2022 – December 31, 2022	32.85	24.13	27,219,586
The BEP units are listed and posted for trading on the TSX under the symbol “BEP.UN”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the TSX for the periods indicated, in Canadian dollars (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	(C$)	(C$)
2025
January 1, 2025 – February 21, 2025	34.49	28.65	15,410,260
2024
January 1, 2024 – March 31, 2024	36.76	29.73	15,114,869
April 1, 2024 – June 30, 2024	39.85	27.55	21,557,712
July 1, 2024 – September 30, 2024	38.67	31.68	19,007,134
October 1, 2024 – December 31, 2024	40.84	32.02	18,832,436
2023
January 1, 2023 – March 31, 2023	42.74	34.74	13,663,336
April 1, 2023 – June 30, 2023	44.13	37.89	9,648,693
July 1, 2023 – September 30, 2023	39.9	29.15	12,267,967
October 1, 2023 – December 31, 2023	37.24	27.43	18,516,932
2022
January 1, 2022 – March 31, 2022	52.98	39.24	20,351,742
April 1, 2022 – June 30, 2022	52.38	42.77	14,555,802
July 1, 2022 – September 30, 2022	53.09	42.24	11,832,868
October 1, 2022 – December 31, 2022	44.81	32.58	21,022,986

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
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A, “Operating Results - Part 8 - Critical Estimates and Accounting Policies”.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
The BEPC Board of Directors
The following table presents certain information concerning the board of directors of BEPC:

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	76	Chair	Vice Chair of Brookfield

Eleazar de Carvalho Filho(2)(5) Sao Paulo, Brazil	67	Director	Founder of Virtus BR Partners; director of TechnipFMC plc, Grupo Pão de Açúcar

Sarah Deasley London, United Kingdom	55	Director	Executive Director of Frontier Economics

Nancy Dorn(3)(4) Georgia, United States	66	Director	Director

Randy MacEwen(5) British Columbia, Canada	56	Director	President and Chief Executive Officer of Ballard Power Systems

Lou Maroun(2)(3) Warwick, Bermuda	74	Director	Chairman of Sigma Capital Corporation

Stephen Westwell(2)(3) London, United Kingdom	66	Director	Director

Patricia Zuccotti(2) Washington, United States	77	Director	Director

(1)The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.
(2)Member of the BEPC audit committee. Patricia Zuccotti is the chair of the BEPC audit committee and is the BEPC “audit committee financial expert” as defined by the SEC. Each member of the BEPC audit committee is financially literate.
(3)Member of the BEPC nominating and governance committee. Lou Maroun is the chair of the BEPC nominating and governance committee.
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
Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of BEPC since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank and Chairman of Oi S.A.. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. He also serves on the board of directors of TechnipFMC plc and Companhia Brasileira de Distribuição (Grupo Pão de Açúcar). Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.
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
Nancy Dorn. Ms. Dorn is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn served on the Board of Governors of the Argonne National Laboratory (2018-2024) and on the Saint Simons Island Land Trust (2018-2024) in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
Lou Maroun. Mr. Maroun is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P. where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he is Chairman of the University’s School of Business, Business Advisory Board. Mr. Maroun recently established a new company and is Chairman of Medical Concepts Consulting and Management, a Bermuda exempt corporation. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
Randy MacEwen. Mr. MacEwen is a director of BEPC since 2021. He is the President and Chief Executive Officer of Ballard Power Systems and is also a member of the Board of Directors of Ballard Power Systems. Mr.

MacEwen has held executive roles in clean energy companies for over 20 years, including in hydrogen, fuel cells and solar. In his earlier career, Mr. MacEwen was a lawyer specializing in mergers and acquisitions and corporate finance. He represents Ballard as a supporting member of the Hydrogen Council. Mr. MacEwen holds a Bachelor of Arts degree and a Bachelor of Law degree.
Stephen Westwell. Mr. Westwell is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Westwell was the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell served as a director of Sasol Pty Limited, a global oil and chemical company (2012-2024). Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
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
Compensation
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the general partner of BEP and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2024, each of the directors received $165,000 for their service on the board of directors and committees of the general partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. Additionally, in recognition of the time commitment required by certain directors for travel to attend board meetings in Bermuda, directors resident in certain locations receive an annual long distance travel stipend of $15,000.
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
Additional Information About Directors and Officers
To our knowledge, within the past ten years, and except as set forth below, no director or executive officer of the company and no employee of the Service Provider who performs an executive function for BEPC has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. Mr. de Carvalho Filho was re-elected as a director and Chairman of Oi S.A. in October 2020 and in March 2023. In December 2024, Mr. de Carvalho Filho ceased to be a director of Oi S.A. as he did not stand for re-election. As of the date of this Form 20-F, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protection.
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
Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Provider, the partnership pays an annual management fee to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of our group exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding BEP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares and the class A.2 exchangeable shares) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited L.P., a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in BRELP’s limited partnership agreement.
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

Name	Years of Experience in industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	15	12	Chief Executive Officer
Wyatt Hartley	19	15	Co-President
Jennifer Mazin	26	11	Co-President and General Counsel
Patrick Taylor	17	14	Chief Financial Officer
Natalie Adomait	14	14	Chief Operating Officer

Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise.
Connor Teskey. Mr. Teskey is the Chief Executive Officer of the Service Provider, a Managing Partner of Brookfield, and the President of Brookfield Asset Management. Mr. Teskey has oversight of Brookfield Renewable’s growth and capitalization, on a global basis. He is responsible for investments, operations and the expansion of the Renewable Power and Transition business. Mr. Teskey holds a Bachelor of Business Administration (Honors) from the University of Western Ontario.
Wyatt Hartley. Mr. Hartley is the Co-President of the Service Provider and a Managing Partner of Brookfield. He is responsible for overseeing portfolio companies and leading the growth of Brookfield Renewable’s platform in the United States. Mr. Hartley holds a Bachelor of Science from Queen’s University and is a member of the Chartered Professional Accountants of Canada (CPA, CA).
Jennifer Mazin. Ms. Mazin is the Co-President and General Counsel of the Service Provider and a Managing Partner of Brookfield. Ms. Mazin has overall responsibility for transaction execution and public company matters. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.
Patrick Taylor. Mr. Taylor is the Chief Financial Officer of the Service Provider and a Managing Director of Brookfield. He directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations, on a global basis. Mr. Taylor holds a Bachelor of Business Administration degree from Wilfrid Laurier University and is a Chartered Professional Accountant.

Natalie Adomait. Ms. Adomait is the Chief Operating Officer of the Service Provider and a Managing Partner of Brookfield. Ms. Adomait is responsible for the global asset management group and oversees the strategy, growth and execution of business plans for our portfolio companies globally. Ms. Adomait holds a Bachelor of International Business (Highest Honours) degree from Carleton University.
See also information contained under Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership” and Item 7.B “Related Party Transactions”.
Management Diversity
BEPC is externally managed by the Service Provider, and accordingly, BEPC does not evaluate, determine or make any hiring or promotion decisions for the Service Provider. The Service Provider makes hiring and promotion decisions based solely on merit, so that each officer and employee possesses the necessary skills, knowledge and experience to do his or her job. The Service Provider is committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Provider appreciates the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Provider does not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 40% of Brookfield Renewable’s executive management team are women.
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
The base management fee payments for the years ended December 31, 2024, 2023 and 2022, respectively, are set out below:

	For the year ended December 31,
$ MILLIONS	2024	2023	2022
Base management fee	$204	$205	$243
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2024, none of the directors, officers, employees and former directors, officers and employees of our Company, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
Size, Independence and Composition of the BEPC Board
The BEPC board is currently comprised of eight (8) directors. The BEPC board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of BEPC and subject to the BEPC articles. At least three (3) directors and at least a majority of the directors holding office must be independent of BEPC and Brookfield, as determined by the full BEPC board using the standards for independence established by the NYSE. Our board of directors mirrors the board of the general partner of BEP, except that our board has two additional non-overlapping board members to assist BEPC with, among other things, resolving conflicts of interest, if any, that may arise from its relationship with the partnership.

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
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the BEPC board. BEPC appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the diversity policy. The BEPC nominating and governance committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The BEPC board is currently comprised of eight (8) directors. Of the eight (8) directors, seven (7) are independent and three (3) are female (each of whom are independent directors). Accordingly, approximately 38% of BEPC’s directors are women and women represent approximately 43% of such independent directors. The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
Size and Composition of the Board of Directors
The BEPC board is comprised of eight (8) directors. See Item 6.C “Board Structure, Practices and Committees—Size, Independence and Composition of the BEPC Board of Directors”.
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
The following table describes the independence status of the directors of our company.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Corporation
Eleazar de Carvalho Filho	Independent
Sarah Deasley	Independent
Nancy Dorn	Independent
Randy MacEwen	Independent
Lou Maroun	Independent
Stephen Westwell	Independent
Patricia Zuccotti	Independent
The Chair of the BEPC board is Jeffrey Blidner, who is not an independent director. However, each of the BEPC committees is fully comprised of independent directors and the BEPC board has a lead independent director, Nancy Dorn. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The BEPC board encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.
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
•Eleazar de Carvalho Filho: TechnipFMC plc; Companhia Brasileira de Distribuição (Grupo Pão de Açúcar)
•Sarah Deasley: the general partner of BEP
•Nancy Dorn: the general partner of BEP
•Randy MacEwen: Ballard Power Systems
•Lou Maroun: the general partner of each of BEP and the general partner of Brookfield Property Partners L.P.
•Stephen Westwell: the general partner of BEP
•Patricia Zuccotti: the general partner of each of BEP and Brookfield Business Partners L.P. and Brookfield Business Corporation
Director Orientation and Education
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
As of the date of this Form 20-F, the audit committee was comprised of the following four directors: Patricia Zuccotti (Chair), Eleazar de Carvalho Filho, Stephen Westwell and Lou Maroun, all of whom are independent directors.
The audit committee had four regular quarterly meetings in 2024 as well as two special meetings. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2025.
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

The BEPC nominating and governance committee had four regular quarterly meetings in 2024 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2025. As if the date of this Form 20-F, the BEPC nominating and governance committee is comprised of the following three directors. Lou Maroun (Chair), Nancy Dorn and Stephen Westwell, all of whom are independent directors.
As the Brookfield Holders collectively hold approximately 79% of the votes to elect the directors of BEPC, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors, including the need for the BEPC board as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or BEPC are assessed to ensure the BEPC board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the BEPC nominating and governance committee for its review as potential candidates for nomination to the BEPC board. The BEPC nominating and governance committee also recommends to the BEPC board the appointment of an independent director as the lead independent director where the Chair of the BEPC board is not independent.
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
We lease the principal office of our Brazil business, which is located in São Paulo. This office oversees our operations in Brazil, as well as Chile, with approximately 622 employees. Our Brazilian National System Control

Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 605 full time employees, of which approximately 88% are covered by collective bargaining agreements.
The principal office of our European operations is located in London, in the U.K. Our European business, which includes an office in Madrid, Spain, employs approximately 235 employees comprising operating, finance, project development, market research, power marketing and support functions. Approximately 7% of these employees are covered by collective agreements.
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Queensbury, New York and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 954 people, approximately 33% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States. See Item 4.B “Business Overview—Employees and Offices”.
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information as of February 21, 2025 regarding the beneficial ownership of BEPC exchangeable shares by each person or entity that beneficially own 5% or more of BEPC exchangeable shares. The BEPC exchangeable shares held by our group’s principal shareholders do not entitle such shareholders to different voting rights than those of other holders of BEPC exchangeable shares. However, the BEPC exchangeable shares and the BEPC class B shares have different voting rights. Holders of BEPC exchangeable shares hold a 25% voting interest in BEPC and holders of the BEPC class B shares hold a 75% voting interest in BEPC. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Voting” and Item 10.B “Memorandum and Articles of Association—BEPC Class B Shares—Voting”.
Each of our directors and the individuals at the Service Provider who are principally responsible for our operations (see Item 6.A “Directors and Senior Management—About Brookfield”), individual and collectively, beneficially own less than 1% of our BEPC exchangeable shares.

	BEPC Exchangeable Shares (1)(2)
Name and Address	Number	Percentage
Brookfield Corporation(3)	44,813,835	25%
Blackrock, Inc.(4)	9,282,708	6%

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
(2)     The percentages shown are based on 144,887,341 BEPC exchangeable shares outstanding as of February 21, 2024.
(3)     As reported in Brookfield Corporation’s Schedule 13D/A filed on our EDGAR profile at www.sec.gov on December 27, 2024. Brookfield Corporation may be deemed to be the beneficial owner of (i) 34,719,683 class A.2 exchangeable shares held through wholly owned subsidiaries and which are exchangeable for BEPC exchangeable shares on a one for one basis, subject to a restriction that limits the exchange by Brookfield and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of our company (the “Ownership Cap”); and (ii) 10,094,152 BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield Corporation and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation. In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such BEPC exchangeable shares. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 44,813,835 BEPC exchangeable shares. The business address of Brookfield and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.
(4)     As reported in Blackrock, Inc.’s Schedule 13G/A filed on our EDGAR profile at www.sec.gov on February 12, 2024. The business address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.
The partnership holds all of the BEPC class B shares, having a 75% voting interest, and which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares. Brookfield, directly and indirectly, holds all of the issued and outstanding class A.2 exchangeable shares which are exchangeable for BEPC exchangeable shares (subject to the ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or BEP units.
As of February 21, 2025, 6,966 of our outstanding BEPC exchangeable shares were held by 11 holders of record in the United States, not including BEPC exchangeable shares held of record by DTC. As of February 21, 2025, DTC was the holder of record of 77,800,220 BEPC exchangeable shares.

7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. It has one of the largest pools of discretionary capital globally, which is deployed across its three core businesses – asset management, wealth solutions, and its operating businesses. Through these core businesses, Brookfield Corporation invests in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to its stakeholders. Over the long term, Brookfield Corporation is focused on delivering 15%+ annualized returns to shareholders. Brookfield Corporation is listed on the NYSE and on the TSX under the symbol “BN”.
Brookfield Asset Management is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across renewable power and transition, infrastructure, real estate, private equity, and credit. It invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world - including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management.
Brookfield is an affiliate of our Company. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality clean energy assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as our own, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and notes to our audited consolidated financial statements for the year ended December 31, 2024, 2023 and 2022, respectively.
The Arrangement
On December 24, 2024, we completed the Arrangement pursuant to which (i) holders of BRHC’s exchangeable shares, other than Brookfield, received BEPC exchangeable shares in exchange for their exchangeable shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BRHC were delisted; and (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX.
Brookfield Relationship Agreement
Our group, BRELP, the Service Provider, Brookfield Corporation and others have entered into a relationship agreement (“Brookfield Relationship Agreement”), which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Brookfield Relationship Agreement. Pursuant to the Brookfield Relationship Agreement, Brookfield has agreed that our group will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Our group’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of our group’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit our group’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Fund V, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments, Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments, Brookfield Global Transition Fund II, a global fund focusing on energy transition investments and the Catalytic Transition Fund, a fund focused on directing capital into clean energy and transition assets in emerging economies. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside its third-party investors. It is currently intended that Brookfield Renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield Renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e. Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investments made by such accounts). Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of inherent limitations such as our group’s financial capacity, the suitability of funds and acquisition opportunities for our group in terms of the underlying investment characteristics, fit with our group’s strategy and other portfolio construction considerations, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield and the Partnership”.
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
Rights Agreement
Brookfield Corporation entered into a rights agreement on December 24, 2024 with the rights agent (the “Rights Agreement”) pursuant to which Brookfield Corporation has agreed that, until July 30, 2027 (and as will be automatically renewed for successive periods of two years, unless Brookfield Corporation provides the rights agent with written notice of termination), upon an exchange of BEPC exchangeable shares, if BEPC has not satisfied its obligation under the BEPC articles by delivering the BEP unit amount or its cash equivalent amount and BEP has not, upon its election in its sole and absolute discretion, acquired such exchanged BEPC exchangeable shares from the holder thereof and delivered the BEP unit amount, Brookfield Corporation will satisfy, or cause to be satisfy, the obligations pursuant to the BEPC articles to exchange such BEPC exchangeable shares for the BEP unit amount or its cash equivalent. Brookfield Corporation currently intends to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of BEP units. In connection with the special distribution, the Master Services Agreement was also amended to provide that, so long as Brookfield Corporation is a party to the Rights Agreement, Brookfield Corporation shall have a consent right prior to the issuance by BEPC of any BEPC exchangeable shares, subject to certain exceptions. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
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
Registration of BEP Units. Brookfield Corporation has agreed that if a shelf registration statement has not been effective for five (5) consecutive business days with respect to all of the BEP units in the collateral account, including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles, and the transfer of such BEP units from the collateral account to a holder of subject BEPC exchangeable shares, Brookfield Corporation will deposit or cause to be deposited into the collateral account an amount of cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of all BEP units (including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles) held in the collateral account at such time; provided, however, no such deposit is required to the extent all of the BEP units in the collateral account, including BEP units issuable from time to time upon conversion of or redemption for BEP unit convertibles, and the transfer of such BEP units from the collateral account to a holder of subject BEPC exchangeable shares, are registered under an effective shelf registration statement (currently, such units are registered on Form F-3 (File. No. 333-282962), which was declared effective by the SEC on December 20, 2024).
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
Pairing Agreement
BEPC, BRHC and the partnership entered into a pairing agreement pursuant to which the parties agreed that BEPC will at all times hold such number of class A.1 exchangeable shares equal to the number of exchangeable shares that are outstanding in order to support the duties and obligations of BEPC to holders of BEPC exchangeable shares. In connection therewith, the pairing agreement provides, amongst other things, and unless otherwise agreed at such time, that, (i) if and to the extent BEPC raises funds from time to time by way of issuance of BEPC exchangeable shares for cash, BEPC will utilize such funds to subscribe for an equivalent number of class A.1 exchangeable shares; (ii) if and to the extent BEPC from time to time repurchases any BEPC exchangeable shares, BRHC shall redeem (or otherwise repurchase from BEPC) an equivalent number of class A.1 exchangeable shares; (iii) BRHC will not, unless substantially concurrent with the redemption of BEPC exchangeable shares by BEPC, redeem any class A.1 exchangeable shares held by BEPC; (iv) if and to the extent any holders of BEPC exchangeable shares from time to time exercise their exchange right in respect of such BEPC exchangeable shares, and in connection therewith BEP does not exercise its overriding call right to acquire such BEPC exchangeable shares, BEPC will, in connection therewith, exercise the exchange right in respect of an equivalent number of class A.1 exchangeable shares held by BEPC; (v) BEPC will not exercise the exchange right in respect of any class A.1 exchangeable shares held by BEPC except as contemplated in (iv) above; and (vi) if and to the extent a holder of class A.2 exchangeable shares exchanges its class A.2 exchangeable shares for BEPC exchangeable shares, BRHC will, upon receipt of such class A.2 exchangeable shares, exercise its right to convert such class A.2 exchangeable shares into class A.1 exchangeable shares.
Option Agreements
BEPC entered into option agreements with NA Holdco and Brookfield BRP Canada Corp. pursuant to which BEPC has the option to purchase all or any portion of the class B shares or class C shares held by NA Holdco and Brookfield BRP Canada Corp. The purchase price payable by BEPC to NA Holdco or Brookfield BRP Canada Corp. in respect of any class B share or class C share purchased by BEPC will be the fair market value of such class B share or class C share, as applicable. BEPC will satisfy the purchase price payable to NA Holdco or Brookfield BRP Canada Corp. by issuing such number of BEPC class B shares to NA Holdco or Brookfield BRP Canada Corp. with an aggregate fair market value equal to the purchase price.
Incentive Distributions
Brookfield’s general partner interest in BRELP, through its indirect wholly-owned subsidiary BRP Bermuda GP Limited’s, entitles it to incentive distribution rights that are based on the amount by which quarterly distributions on

BRELP’s units (including securities such as BEPC exchangeable shares that are the economic equivalent of a BEP unit, but excluding BRELP’s class A preferred units) exceed specified target levels. To the extent distributions on BRELP’s units (including securities such as BEPC exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of a BEP unit, but excluding BRELP’s class A preferred units) exceed $0.375 per quarter, the incentive distribution rights entitle BREP Holding L.P. to 15% of incremental distributions above this threshold. To the extent that distributions on BRELP’s units (including securities such as BEPC exchangeable shares that are the economic equivalent of a BEP unit, but excluding BRELP’s class A preferred units) exceed $0.4225 per quarter, the incentive distribution rights entitle BREP Holding L.P. to 25% of incremental distributions above this threshold. BRP Bermuda GP Limited may elect to reinvest any of the incentive distributions from its general partner interest in additional redeemable partnership units. The above thresholds of $0.375 and $0.4225 were reduced on the completion of the special distribution to give effect to the special distribution, to $0.300 and $0.338. The thresholds were further reduced on completion of the three-for-two stock-split to $0.200 and $0.2253. To the extent that Brookfield Renewable pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.
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
In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046. The realized price on this contract between Brookfield and Brookfield Renewable was $74 per MWh in 2024.
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
BEPC Relationship with the Partnership
Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one BEP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each BEP unit, and is exchangeable at the option of the holder for one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. The partnership and our company expect that the market price of BEPC exchangeable shares will be impacted by the market price of the BEP units and the combined business performance of our group as a whole. The partnership holds a 75% voting interest in BEPC through its holding of BEPC class B shares, which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares.
Credit Support
Certain subsidiaries of BEPC fully and unconditionally guarantee (i) any all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC (“Canadian Finco”), in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of BRP Equity as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) from time to time, certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, and (iv) the obligations of under all present and future bilateral credit facilities established for the benefit of our group.
Subscription Agreement
BEPC has entered or will enter into subscription agreements with the partnership from time to time, pursuant to which BEPC has or will subscribe for such number of BEP units necessary to satisfy its obligations in respect of requests for exchange made by BEPC exchangeable shareholders, as and when they arise, or a redemption of BEPC exchangeable shares by BEPC, in each case at a price per BEP unit equal to the NYSE closing price of one BEP unit on the date that the applicable request for exchange is received by BEPC’s transfer agent (or if not a trading day, the trading day thereafter) plus all unpaid dividends, if any, or the NYSE closing price of one BEP unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Subordinated Credit Facilities
A subsidiary of BRHC has entered into two credit agreements with the partnership, one as borrower and one as lender (the “Reciprocal Subordinated Credit Facilities”), each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within our group. The Subordinated Credit Facilities terminate on July 30, 2030. One credit facility permits BEPC to borrow up to $1.75 billion from the partnership and the other constitutes an operating credit facility that permits the partnership to borrow up to $1.75 billion from BEPC. Each of the Subordinated Credit Facilities contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Any amendment, modification or waiver to the Reciprocal Subordinated Credit Facility in which BRHC’s subsidiary is the borrower that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a BEP unit, requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield or its affiliates, voting as a class or, in the event that there is more than one non-overlapping director, the approval of a majority of such non-overlapping directors.
Deposit Agreements
BEPC entered into two deposit agreements with one or more subsidiaries of BEP, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, BEPC, as borrower, entered into a credit agreement with NA Holdco, as lender, pursuant to which NA Holdco established a revolving credit facility in the aggregate principal amount of $150,000,000 in favor of BEPC. The credit agreement provides for borrowings in Canadian dollars based on prime or CORRA, and U.S. dollars based on U.S. base rate and SOFR. The credit agreement has a five-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
Equity Commitment Agreement
The partnership provides to BRHC an equity commitment in the amount of $1 billion pursuant to an amended and restated equity commitment agreement (the “Equity Commitment Agreement”). The equity commitment may be called by BRHC in exchange for the issuance of a number of class C shares to the partnership, corresponding to the amount of the equity commitment called divided by the fair market value of a class C share. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BRHC and has the ability to elect a majority of the BRHC board.
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
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Renewable (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others) (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus, (ii) the nature of the investment mandate (including investment focus, objectives, strategies guidelines, limitations, risk-return targets, client instructions (if any) and risk tolerance), as each is determined and adjusted from time to time over the lives of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for Brookfield Renewable (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s), (iv) investment priorities of each Brookfield Account, including in connection with follow-on opportunities, (v) the relative amounts of capital available (or expected to be available) for investment for the period in which such investment will be consummated, (vi) principles of diversification of investments (including, among others, sector, geographic, risk, asset and/or other portfolio diversification and/or concentration considerations), (vii) expected future capacity of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (viii) cash and liquidity needs, including for active pursuit of pipeline and staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (ix) the management (including mitigation) of any actual or potential conflict of interest considerations, including in connection with investment in different parts of an issuer’s capital structure, (x) limitations imposed by investors in one or more Brookfield Accounts in which we invest (pursuant to consent and/or approval rights or as otherwise agreed to with such investors), (xi) statutory minimum capital, risk retention and surplus requirements applicable to the relevant Brookfield Accounts in which we invest, (xii) the capital efficiency of the investment opportunity for insurance and/or other purposes, (xiii) expected or actual ratings or lack of ratings of the investment opportunity, (xiv) the availability of other appropriate or similar investment opportunities, (xv) the extent to which the investment professionals involved in managing Brookfield Renewable (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity, (xvi) whether the allocation would result in a Brookfield Account receiving a de minimis amount or an amount below the established minimum quantity, (xvii) related-party nature of the transaction and potential conflicts considerations that could arise as a result, (xviii) whether the relevant Brookfield Accounts are in liquidation, and/or (xix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
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
Notwithstanding anything in the foregoing to the contrary, opportunities to invest in asset managers, including companies that provide or receive investment advisory and/or operational services with respect to assets that our group (and the Brookfield Accounts in which we invest) focus on investing in (collectively, “Asset Management Opportunities”), will generally be allocated to Brookfield over Brookfield Renewable (and the Brookfield Accounts in which we invest), consistent with Brookfield’s broader business platform and evolution thereof over time. Among other things, these opportunities could be part of a larger transaction comprising both an asset component and an Asset Management Opportunity component, with the Asset Management Opportunity being allocated to Brookfield and other assets being allocated to (and/or among) other Brookfield Accounts. As noted elsewhere herein, asset managers that Brookfield invests in generally will be engaged to provide services to Brookfield Renewable, Brookfield Accounts in which we invest and their respective investments.
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
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. Such arrangements will grant certain rights not offered to other investors, including, (a) reducing fees and/or incentive compensation (or providing a rebate thereof) in respect of their investment in a Brookfield Account and (b) offering priority co-investment opportunities alongside a Brookfield Account with a minimum target allocation and reducing fees and/or incentive compensation (or providing a rebate thereof) where such minimum targets are not met. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated its full allocation of co-investment opportunities. As a result of any such circumstances, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such economic circumstances. In addition, Brookfield’s allocation of any co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
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
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Renewable (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or third parties, including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account), or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Renewable (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to Brookfield Renewable (or that Brookfield Account). In connection with each co-investment arrangement, Brookfield generally will be entitled to a one-time upfront transaction or management fee, an ongoing management fee, a performance fee, and/or a fee based on a combination of the foregoing (including different combinations in respect of different portions of the co-investment) as consideration for Brookfield’s management services with respect to the co-investment, in each case based on commercial negotiation with the applicable co-investor(s). Any such fees received by Brookfield will not offset management fees payable by Brookfield Renewable (or Brookfield Accounts in which we invest). In addition, to the extent a co-investor’s fee arrangement includes different components (e.g., upfront transaction or management fee for a portion of the co-investment and an upfront transaction or management fee plus ongoing management fee for a different portion of the co-investment or another combination), generally one component of the fee arrangement will not offset any other component of the same co-investor’s fee arrangement, regardless of the structure and/or composition of the fee arrangement. While such fee arrangements with co-investors could be comprised of different categories of fees, all components of the co-investment management fee, taken together, represent the collective fee charged by Brookfield to the co-investor for management services in respect of the applicable co-investment.
Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and Brookfield Renewable will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate or Walled-Off Business Account (as defined below).
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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Renewable or another Brookfield Account will fund obligations and/or or incur other costs and expenses (including, among other things, by equity investments, use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately is shared with or made entirely by Brookfield Renewable, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These arrangements are intended to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Renewable or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner benefits Brookfield Renewable (and Brookfield Accounts in which we invest) overall and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements and to make investments that otherwise would not be completed. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield, Brookfield Renewable, another Brookfield Account or co‑investors) will be expected to reimburse the relevant entity that facilitates the investment (whether Brookfield, Brookfield Renewable or another Brookfield Account) for its facilitation of the investment and/or related fees, costs and expenses, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such entity and as otherwise described herein. In certain situations, such as short-term funding durations, these arrangements may not include any interest, fees, expenses and/or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield and/or Brookfield Renewable (or a Brookfield Account in which we invest) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to Brookfield Renewable (or a Brookfield Account in which we invest) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. Brookfield’s and/or Brookfield Renewable’s (or a Brookfield Account in which we invest’s) backstopped portion will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, Brookfield Renewable (or a Brookfield Account in which we invest) or a third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the sale of all or a portion of the investment, as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and Brookfield Renewable (or a Brookfield Account in which we invest), on the other hand, have backstopped portions of an investment that exceed the amount Brookfield Renewable (or a Brookfield Account in which we invest) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by Brookfield Renewable (or a Brookfield Account in which we invest) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of Brookfield Renewable (or a Brookfield Account in which we invest). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and Brookfield Renewable’s (or a Brookfield Account’s in which we invest) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an investment to reduce and/or extinguish Brookfield’s and/or another Brookfield Account’s backstopped portion of an excess investment opportunity could have an adverse impact on the investment and Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment therein, and Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment could receive a lower return than that received by Brookfield and/or another Brookfield Account. Furthermore, to the extent Brookfield Renewable (or a Brookfield Account in which we invest) is unable to fully syndicate (or otherwise be repaid for) its backstop amount, Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment will be larger than Brookfield originally intended, and larger than it would have been had Brookfield Renewable (or a Brookfield Account in which we invest) syndicated its backstop amount before Brookfield and/or the other Brookfield Account.
In certain situations, Brookfield Renewable (or a Brookfield Account in which we invest) will close an investment transaction (in whole or in part) using funding from its loan facility (or similar credit arrangements) prior to syndicating an excess investment opportunity to co-investors, and, in order to facilitate a Brookfield and/or another Brookfield Account’s backstop arrangement, Brookfield and/or the other Brookfield Account will take nominal ownership of their backstopped portion of the investment at such time (notwithstanding that the backstopped portion is funded using the loan facility (or similar credit arrangement) of Brookfield Renewable (or a Brookfield Account in which we invest) and not by Brookfield and/or the other Brookfield Account (i.e., Brookfield and/or the other Brookfield Account will utilize the loan facility of Brookfield Renewable (or a Brookfield Account in which we invest) to fund their backstop amount). In such cases, in the event the excess investment opportunity is not fully syndicated, Brookfield and/or the other Brookfield Account will repay their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses, which will only be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and their respective investors). Alternatively, in situations where Brookfield Renewable (or a Brookfield Account in which we invest) is not able to use funding from its loan facility (or similar credit arrangements) to fund Brookfield’s and/or another Brookfield Account’s backstopped portion of the investment, Brookfield and/or the other Brookfield Account could choose to directly fund the backstopped portion (in whole or in part) at closing of such investment. To the extent Brookfield Renewable (or a Brookfield Account in which we invest) later becomes able to use funding from its loan facilities after closing on the investment, Brookfield Renewable (or a Brookfield Account in which we invest) could reimburse Brookfield and/or the other Brookfield Account (via a loan or a similar financing arrangement) for all or a portion of the backstopped portion of the investment that Brookfield and/or the other Brookfield Account has already funded, on equivalent terms as if such backstopped portion had been funded using the loan facility (or similar credit arrangements) at closing of such investment. In such cases, Brookfield and/or the other Brookfield Account will be responsible for their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses will be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and their investors.

In addition, Brookfield Renewable (and Brookfield Accounts in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co-investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors including Brookfield and/or other Brookfield Accounts). Certain co-investment vehicles are similarly permitted to provide interim debt or equity financing for the purpose of bridging a potential co-investment or a follow-on investment. In order to potentially make available or otherwise facilitate its investments, at any time during the course of an investment, Brookfield Renewable (or a Brookfield Account in which we invest) may also use its loan facility and/or take other action to consummate, guarantee, issue letters of credit or otherwise support the portion of the investment made (or to be made) by co-investors (including, for the avoidance of doubt, on behalf of any co-investors in the co-investment vehicles including Brookfield and/or other Brookfield Accounts), including in connection with financings, refinancings and/or other restructurings of an investment, as deemed appropriate by Brookfield in its sole discretion. In those circumstances, such co-investors would be expected to bear their pro rata share of fees, costs and expenses (including hedging expenses) associated with the investment and repay principal and interest payments that come due and payable under such loan facility, guarantee, letter of credit or other support arrangement in connection with drawings related to their investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facility, guarantee and/or letter of credit, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facility, guarantee and/or letter of credit and other fees and/or expenses, which will only be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and their respective investors). See also “Allocation of Co-Investments” above.
In connection with any such financing, Brookfield Renewable (or a Brookfield Account in which we invest) and/or such co-investment vehicles could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures) and/or such co-investment vehicles could make use of or otherwise benefit from master service agreements entered into by Brookfield Renewable (or a Brookfield Account in which we invest) (at the expense of Brookfield Renewable (or such Brookfield Account in which we invest)) with a bank or other counterparty to enable Brookfield Renewable (or a Brookfield Account in which we invest) to enter into hedging transactions. To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (See “Co-Investment Expenses” above). Where Brookfield Renewable (or a Brookfield Account in which we invest) acquires or otherwise facilitates an investment on behalf of or with a view to syndicating it (or a portion thereof) to co-investors (including a follow-on investment), the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Renewable (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Renewable (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, to the extent the investment is consummated, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities (including those incurred in connection with an investment and/or carry costs related to an investment) or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by Brookfield Renewable (or a Brookfield Account in which we invest). Interest rate hedging transactions entered into by Brookfield Renewable (or a Brookfield Account in which we invest) on behalf of an investment opportunity will not necessarily be assigned to co-investors when a portion of such opportunity is later syndicated to co-investors, in which case investment returns resulting from such investment opportunity could materially differ between Brookfield Renewable (or a Brookfield Account in which we invest) and co-investors.
Moreover, Brookfield Renewable (or a Brookfield Account in which we invest) and such co-investment vehicles may be exposed to losses and/or expenses in connection with such activities as a result of currency exchange rate fluctuations, hedge gains and/or other events beyond a pro rata allocation based on the size of Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment. Even where Brookfield Renewable (or a Brookfield Account in which we invest) hedges currency or other exposure attributable to co-investors’ portion of an investment, such hedges are expected to be imperfect and Brookfield Renewable (or a Brookfield Account in which we invest) could accordingly be exposed to losses and/or additional expenses. Fluctuations in exchange rates during the time an interim investment is held by Brookfield Renewable (or a

Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Brookfield Renewable (or a Brookfield Account in which we invest) will bear risks associated with facilitation and the making of the investment, including among others in connection with borrowing and hedging activities, during the term it holds the investment, which could be significant or perpetual if it is not able to successfully syndicate the co-investment.
Similarly, if an investment depreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and Brookfield Renewable (or a Brookfield Account in which we invest) may take a loss on the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). Additionally, if an investment appreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, Brookfield Renewable (or a Brookfield Account in which we invest) may be unable to syndicate or sell such investment above its acquisition cost and Brookfield Renewable (or a Brookfield Account in which we invest) may therefore not realize gains on the appreciation of the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors. In these types of situations, Brookfield Renewable (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by (and agreed to with) such co-investors at the relevant time in the event that Brookfield determines it is in the best interest of Brookfield Renewable (or a Brookfield Account in which we invest), for example out of a desire to reduce Brookfield Renewable’s (or a Brookfield Account’s in which we invest) exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Walled-Off Businesses (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for Brookfield Renewable and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with Brookfield Renewable (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable (or a Brookfield Account in which we invest), our company could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by our company with respect to such investments.
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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted,

Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Renewable or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Renewable or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Renewable or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate Brookfield Renewable or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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

Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., Walled-Off Businesses) and their accounts, and Brookfield Accounts (including Brookfield Renewable) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by Brookfield Renewable and/or Brookfield Accounts that we are invested in, restrictions on transactions by Brookfield Renewable and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Renewable and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Renewable and/or Brookfield Accounts that we are invested in.
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
As a result, Brookfield has an incentive to pursue and manage investments for Brookfield Renewable (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise have invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in Brookfield Renewable or the Brookfield Accounts in which we invest having reduced investment opportunities or investment flexibility, or otherwise restrict Brookfield Renewable, the Brookfield Accounts in which we invest or Brookfield in its management and investment activities with respect to such information, such as the ability of Brookfield Renewable, the Brookfield Accounts in which we invest or a portfolio company to make certain investments.
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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Renewable (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. In addition, Brookfield could recommend that Brookfield Renewable (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Renewable (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Credit & Insurance Solutions Accounts, Walled-Off Businesses or Walled-Off Business Accounts, could hold interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Renewable (or a Brookfield Account in which we invest). Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Renewable (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) could cause an investment to enter into default with respect to a company or asset in which Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts are lenders or otherwise represent all or a portion of interests in such company or asset more senior to Brookfield Renewable’s (or a Brookfield Account’s in which we invest), and therefore such a default could result in Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts taking over the company or assets. The conflicts between such parties and Brookfield Renewable (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because Brookfield Renewable (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of

(and risk relating to) such company to the detriment of Brookfield Renewable (or a Brookfield Account in which we invest). Conflicts of interest could also arise for other reasons (including reasons other than the company or asset experiencing financial distress), including for example in connection with refinancings, restructurings and/or other negotiation or renegotiation of a company’s or asset’s debt structure and/or debt instruments. Brookfield will seek to resolve these situations in a manner that is fair and equitable to all of its client accounts that have an interest in the matter taking into account relevant facts and circumstances.
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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets between them with a view to dividing up the assets in accordance with their investment mandates. In addition, as noted above, certain investments by Brookfield Renewable (or Brookfield Accounts in which we invest) will be part of broader transactions that, among others, involve Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Renewable (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion taking into account relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among

Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of holders of BEPC exchangeable shares or BEP’s unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, Brookfield Renewable and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of our independent directors on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).

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
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies and/or a platform, and including assets and/or securities acquired in connection with a follow-on investment, as separate investments or as a single investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time, including in connection with follow-on investments), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time, including in connection with follow-on investments) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions (and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (d) transact with Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), including in respect of investments, tax benefits and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)).
Brookfield Wealth Solutions is a paired entity to Brookfield Corporation. Brookfield Wealth Solutions’ exchangeable shares are exchangeable into shares of Brookfield Corporation on a one-for-one basis, and holders of Brookfield Wealth Solutions exchangeable shares are entitled to receive dividends equal to those received by holders of Brookfield Corporation Class A Shares. Brookfield Corporation is entitled to the residual economic interest in Brookfield Wealth Solutions through its ownership of all of the issued and outstanding class C shares of Brookfield Wealth Solutions.
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where their interests could conflict with those of other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and their third-party investors. For example, Brookfield Credit & Insurance

Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts ((including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (e) facilitate activities of other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), and/or (f) execute other transactions with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)).
Transactions between Brookfield Credit & Insurance Solutions Accounts, on the one hand, and Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements and disclosures set out herein. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including Brookfield Renewable (or Brookfield Accounts in which we are invested), the Brookfield Credit & Insurance Solutions Accounts and other Brookfield Accounts (as applicable), in accordance with its fiduciary duties.
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
The BCS Business is conducted via subsidiaries of Brookfield Wealth Solutions, which is economically linked to Brookfield Corporation. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling tax benefits on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
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
Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which Brookfield Renewable invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the U.S. Securities Act, or pursuant to a private placement exemption from U.S. Securities Act registration.
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
A framework for the provision of services by the BCS Business to Brookfield Renewable, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of the Managing General Partner, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of the Managing General Partner will not be subject to review by or consent of the independent directors of the Managing General Partner, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to Brookfield Renewable or a Brookfield Account in which our group invests (or its portfolio investments) are applied to reduce management fees owed to Brookfield from

Brookfield Renewable or such Brookfield Account in which our group invests. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the U.S. Securities Act) are not applied to reduce management fees (or otherwise be shared with Brookfield Renewable or the Brookfield Accounts in which our group invests).
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
From time to time, Brookfield may implement bespoke structures for one or a group of investors, including Brookfield Renewable, other Brookfield Accounts and third-party investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such holders of BEPC exchangeable shares and BEP’s unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Renewable or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest)), including in respect of tax benefits. Any purchase or sale of tax benefits by Brookfield Renewable (or Brookfield Accounts in which we invest) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of our independent directors and/or Brookfield Accounts’ limited partner advisory committees.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Walled-Off Business Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Renewable or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Walled-Off Business Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Renewable or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Walled-Off Business Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to Brookfield Renewable or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by a Brookfield Accounts or Walled-Off Business Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Walled-Off Business Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to Brookfield Renewable or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for Brookfield Renewable or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of Brookfield Renewable or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of our independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of Brookfield Renewable or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Walled-Off Business Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Walled-Off Business Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause Brookfield Renewable or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Walled-Off Business Account even when such third party has not offered the most attractive price.

In exercising its discretion hereunder, Brookfield will seek to ensure that Brookfield Renewable or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account or Walled-Off Business Account will require approval by Brookfield Renewable or the holders of BEPC exchangeable shares.
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
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we invest in) have invested in, are investing in, and/or will in the future invest in, including in certain cases investments made alongside Brookfield Accounts. There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of the Walled-Off Businesses, which operate pursuant to an information barrier as further described in “Businesses Subject to Information Walls” below). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Renewable (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including Brookfield Renewable’s and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Businesses Subject to Information Walls. Brookfield Corporation holds interests in various asset management businesses that manage their investment activities independently of each other. These include:

(a) Brookfield Asset Management; (b) Brookfield Public Securities Group, which manages investment funds and accounts that invest in public debt and equity markets (“PSG”); (c) Castlelake, which focuses on private and public credit including aviation leasing and lending, consumer credit and SME financing; (d) Duration Capital Partners, which focuses on transportation infrastructure investments; (e) 17Capital, which focuses on providing financing for private equity portfolios; (f) Pinegrove Capital Partners which focuses on secondary and structured capital solutions investments in the technology and venture capital space (“Pinegrove”); (g) LCM Capital Management, which provides investment advisory services to individuals, pension and profit-sharing plans, charitable organizations and corporations; (h) Primary Wave, which focuses on investments in music royalties and (i) Oaktree, a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Oaktree manages a significant number of funds and accounts (the “Oaktree Accounts”). As part of the broader Brookfield platform, the businesses are managed with a view to exploring and executing strategic business development and other initiatives that are designed to enhance the overall business, including (among others) new marketing strategies, improved delivery of client services and the sharing of best practices. At the same time, each of these businesses other than Brookfield Asset Management (collectively, the “Walled-Off Businesses”) is managed pursuant to an information barrier designed to enable each business to carry out its investment activities independently of the other businesses.
It is expected that Brookfield, Brookfield Accounts and their portfolio companies (including Brookfield Renewable and Brookfield Accounts that we are invested in and their respective portfolio companies) will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Walled-Off Businesses (including Oaktree, for the avoidance of doubt), such businesses’ funds and accounts (collectively, “Walled-Off Business Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and the Walled-Off Businesses manage their investment operations independently of each other pursuant to an information barrier, the Walled-Off Businesses, Walled-Off Business Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield, Brookfield Renewable, the Brookfield Accounts in which we invest or their respective portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, generally will be managed in accordance with the disclosures set out herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable and the Brookfield Accounts in which we invest (directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Renewable (and the Brookfield Accounts in which we invest) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and Walled-Off Businesses’ investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable (and the Brookfield Accounts that in which we invest), but which are not made available to Brookfield Renewable (and the Brookfield Accounts in which we invest). Brookfield Renewable (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of Brookfield Renewable’s (and the Brookfield Accounts in which we invest) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable (and the Brookfield Accounts in which we invest) with Brookfield, and Brookfield and Brookfield Renewable (and Brookfield Accounts in which we invest) will have no rights with respect to any such opportunities.

In addition, the Walled-Off Businesses (including Oaktree) will not be restricted from forming or establishing new Walled-Off Business Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Walled-Off Business Accounts, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Walled-Off Business Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact Brookfield Renewable (and the Brookfield Accounts in which we invest).
In addition, Walled-Off Business Accounts will be permitted to make investments of the type that are suitable for Brookfield Renewable (and the Brookfield Accounts in which we invest) without the consent of Brookfield Renewable (and the Brookfield Accounts in which we invest) or Brookfield. From time to time, Brookfield Renewable (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are expected to purchase an investment from or sell an investment to each other, as well as jointly pursue one or more investments. In addition, from time to time, Walled-Off Business Accounts are expected to hold an interest in an investment (or potential investment) held by Brookfield Renewable (and the Brookfield Accounts in which we invest), and/or subsequently purchase (or sell) an interest in an investment (or potential investment) held by Brookfield Renewable (and the Brookfield Accounts in which we invest) including in different parts of the capital structure. For example, Brookfield Renewable (and the Brookfield Accounts in which we invest) may hold the equity of a portfolio company of a Walled-Off Business Account. In such situations, Walled-Off Business Accounts could benefit from the (direct or indirect) activities of Brookfield Renewable (and the Brookfield Accounts in which we invest). Conversely, Brookfield Renewable (and the Brookfield Accounts in which we invest) could be adversely impacted by a Walled-Off Business’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Walled-Off Businesses will manage certain Walled-Off Business Accounts’ interests in a way that is different from the interests of Brookfield Renewable (and the Brookfield Accounts in which we invest) (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Renewable (and the Brookfield Accounts in which we invest)), which could adversely impact the (direct and/or indirect) interests of Brookfield Renewable (and the Brookfield Accounts in which we invest). The Walled-Off Businesses and Walled-Off Business Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Renewable (and the Brookfield Accounts in which we invest), and are expected to hold interests that potentially are adverse to those held by Brookfield Renewable (and the Brookfield Accounts in which we invest) (directly or indirectly). Brookfield Renewable (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Renewable (and the Brookfield Accounts in which we invest) are subordinated to Walled-Off Business Accounts’ interests or are otherwise adversely affected by Walled-Off Business Accounts’ involvement in and actions related to an investment. Walled-Off Businesses will not have any obligation or other duty to make available for the benefit of Brookfield Renewable (and the Brookfield Accounts in which we invest) any information regarding its activities, strategies and/or views.
Walled-Off Businesses, including Oaktree, may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and the Walled-Off Businesses. The investment team of Brookfield Renewable (and the Brookfield Accounts in which we invest) is not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of a Walled-Off Business’s investment activities through public information.
Brookfield and Oaktree or any other Walled-Off Business may decide, at any time and without notice to Brookfield Renewable (and the Brookfield Accounts in which we invest) or the investors, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In the event that the information barrier is removed or modified, it would be expected that Brookfield and the applicable Walled-Off Business will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant consequences to Brookfield (and applicable Walled-Off Businesses) as well as have a significant adverse impact on Brookfield Renewable (and the Brookfield Accounts in which we invest), including, among other things, potential regulatory investigations and claims for securities laws violations in connection with the direct and/or indirect investment activities of Brookfield Renewable (and the Brookfield Accounts in which we invest). These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, or negatively impact Brookfield’s ability to provide investment management services to Brookfield Renewable (and the Brookfield Accounts in which we invest), all of which could result in negative financial impact to the investments of Brookfield Renewable (and the Brookfield Accounts in which we invest).
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by a Walled-Off Business (including Oaktree) and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Accounts (including Brookfield Renewable (and the Brookfield Accounts in which we invest)) in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield Renewable (and the Brookfield Accounts in which we invest) may make investment decisions that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to Brookfield Renewable (and the Brookfield Accounts in which we invest).
Portfolio companies in which Brookfield Renewable (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to Brookfield Renewable (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by Brookfield Renewable (and the Brookfield Accounts in which we invest). The AIFM may provide such services at different rates than those charged to Brookfield Renewable (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Renewable (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Renewable (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the applicable governing documents and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to Brookfield Renewable (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to Brookfield Renewable (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to Brookfield Renewable (and the Brookfield Accounts in which we invest).
This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of the acquisition of Oaktree, any current Walled-Off Business or any Walled-Off Business acquired by Brookfield in the future, and additional conflicts not yet known by Brookfield, Oaktree or the other Walled-Off Businesses may arise in the future and such conflicts will not necessarily be resolved in favor of the interests of Brookfield Renewable (and the Brookfield Accounts in which we invest). Because of the extensive scope of both Brookfield’s and the Walled-Off Businesses’ activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.

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
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for Brookfield Renewable (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding Brookfield Renewable (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Renewable (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to Brookfield Renewable (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the independent directors or any other consent. See “Affiliated Services and Transactions” below.
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
In addition, from time to time, Brookfield Renewable may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with Brookfield Renewable on the terms described below or otherwise approved by the our independent directors. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2024, our group’s net deposit from such Depositing Parties was approximately $300 million and Brookfield Renewable incurred interest expenses relating to such arrangements of approximately $225,000 for the year ended December 31, 2024. Brookfield Renewable must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
This arrangement is intended to enhance the use of excess funds of the applicable Depositing Party when Brookfield Renewable has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the applicable Depositing Party, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to Brookfield Renewable, a lower cost of funds than it otherwise would be able to obtain in the market. Accordingly, each of the Depositing Party and Brookfield Renewable benefits from these arrangements.
Conflicts of interest arising for Depositing Parties under this arrangement have been approved by our independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
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
•Warehoused Investments and Initial Investments. rookfield (or Brookfield Renewable) could purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Renewable, as applicable, will transfer each such warehoused investment to a Brookfield Account in which we invest at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing) taking into account (among others) one or more of the following considerations: (a) capital available for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or Brookfield Renewable for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or our group (as described in the following paragraph).
Each warehoused investment will be transferred for a purchase price equal to the cost to Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Renewable, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). The value of a warehoused investment may depreciate between its purchase by Brookfield or Brookfield Renewable and its subsequent transfer to a Brookfield Account, and in such case will still be transferred at the price described above notwithstanding the warehoused investment’s depreciation. Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility.
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
Furthermore, Brookfield, the Walled-Off Businesses and other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations across various jurisdictions (notwithstanding that the Walled-Off Businesses will generally not be treated as affiliates under the governing documents of Brookfield Renewable or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, Brookfield Renewable and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers that Brookfield needs to aggregate for certain securities laws and other regulatory purposes (including for purposes of certain trading restrictions and/or reporting obligations in various jurisdictions). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which we invest.
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

Brookfield and the Walled-Off Businesses may become subject to additional restrictions on its business activities that could have an impact on the activities of Brookfield Renewable or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of Brookfield Renewable or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield or the Walled-Off Businesses).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by Brookfield Renewable (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Renewable (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; service as administrative and collateral agent; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
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
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, Walled-Off Businesses, Walled-Off Business Accounts and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by Brookfield Renewable (or a Brookfield Account in which we invest), their investments or potential investments and/or other Brookfield Accounts (including Brookfield), and to allocate such costs and expenses among Brookfield Renewable or a Brookfield Account in which we invest, their respective investments or potential investments, and/or other Brookfield Accounts (including Brookfield) as appropriate. These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments,” “Insurance” and “Internal Audit” subsections in the Conflicts of Interest section of this Form 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses among Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount and/or range of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements) and Brookfield is not required to subject such estimates to true-up once the relevant service has been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). There can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
From time to time, Brookfield may inadvertently miscalculate the amount owed by Brookfield Renewable (or a Brookfield Account in which we invest) in respect of a certain expense or fee. In the event this occurs, Brookfield will reduce the overall receivable due from Brookfield Renewable or the relevant Brookfield Account accordingly. To the extent that, upon correcting the miscalculation, there is no amount owed to Brookfield by the Brookfield Account in respect of the relevant service, Brookfield will reimburse the Brookfield Account for the amount overcharged with interest.
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
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including

Brookfield Renewable and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to Brookfield Renewable, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. Brookfield may also offer corporate discount programs internally so that, for example, Brookfield entities holding events (such as conferences) at Brookfield assets may receive discounts (including in respect of hotel rates for attendees or catering services). The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings, or rooms in hotels, owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Management and Resolution of Conflicts” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). Such fees, expenses, amounts and benefits will not offset any management fee payable to Brookfield in respect of Brookfield Renewable or other Brookfield Account (including Brookfield Accounts in which we invest). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Walled-Off Business Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
Portfolio companies of Brookfield Accounts and Walled-Off Business Accounts generally are not Brookfield’s and Brookfield Renewable’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Walled-Off Business Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or a Walled-Off Business Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or a Walled-Off Business Account than from an independent counterparty. In other cases, these terms may be worse.
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
Furthermore, Brookfield (or other Brookfield Accounts, Walled-Off Business Accounts and/or their businesses will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield has invested and continues to invest, directly or through Pinegrove, in emerging technology companies that develop and offer technology products that are expected to be of relevance to Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Walled-Off Business Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses) and not to Brookfield Renewable, holders of BEPC exchangeable shares or BEP's unitholders.
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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, Walled-Off Business or Walled-Off Business Account may become an employee or secondee of one or more of portfolio companies of Brookfield Renewable or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the Managing General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the Unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
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
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable, a number of factors, including the particular relationship with a Consultant and the nature of its services (which could be specialized or customized to meet the needs of Brookfield and its funds and portfolio companies in ways that other providers may not offer), could result in such Consultant’s fees, costs and expenses not being comparable to those charged for such services by other third parties and, consequently, there could be limited or no cost savings from the retention of such Consultant. Brookfield retains its discretion to select the Consultant for any services to be provided to Brookfield Renewable (or a Brookfield Account in which we are invested) after weighing all factors that Brookfield deems relevant, including price, quality of service and the ability of a Consultant to meet Brookfield’s specific requirements, and Brookfield will not have an obligation to evaluate alternative providers, to undertake a minimum amount of benchmarking, or to compare pricing for such Consultant’s services. In addition to any compensation arrangements, Brookfield Renewable or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, Brookfield Renewable and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by Brookfield Renewable and/or such Brookfield Account.
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
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of Brookfield Renewable’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise) and if such fees are not subject to an offset, such fees will be retained by Brookfield and/or its employees. To the extent any significant investments are made alongside Brookfield Renewable (or a Brookfield Account in which we invest), meaningful portions of any such fees paid by any investment to Brookfield will not be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) and will not offset the management fee. As a result, Brookfield will be subject to potential conflicts of interests in determining which portion of an investment in the relevant portfolio company should be allocated to another Brookfield Account and may be more incentivized to charge any such fees where there is expected to be significant co-investment alongside Brookfield Renewable (or a Brookfield Account in which we invest).
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Renewable and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Renewable and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account. Brookfield employees will generally be encouraged to utilize preferred travel and accommodation partners, including hotels, when incurring travel expenses. Such preferred partners will often be assets or portfolio companies of Brookfield Accounts and typically will not be the most economical option available.
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
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including but not limited to terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage)
Brookfield, Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Renewable (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, blanket or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) (including policies covering Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where Brookfield Renewable (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Renewable (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Renewable (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives rise to conflicts in determining the proper allocation of the costs of such policies.
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental or umbrella coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for Brookfield Renewable, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance adjuster or attorney generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage. In addition, insurance policy premiums are generally paid in advance for the year of coverage. Should an asset held by Brookfield Renewable (or a Brookfield Account in which we invest) be sold within a coverage year and its insurance coverage terminated, our group (or a Brookfield Account in which we invest) generally will not be reimbursed for the premium related to the period of coverage post-sale.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including Brookfield Renewable (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties such as actuaries to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner and consistent with industry standards.
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to Brookfield Renewable and Brookfield Accounts that we invest in, and such policies will have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, Brookfield Renewable (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Renewable (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Renewable (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Renewable’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or Brookfield Renewable (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Renewable (or a Brookfield Account in which we invest).
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
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, Brookfield Corporation transferred its approximate 73% interest in the Asset Management Company to Brookfield Asset Management in exchange for newly issued Class A Limited Voting Shares of Brookfield Asset Management on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by Brookfield Asset Management and Brookfield Corporation owns approximately 73% of the Class A Limited Voting Shares of Brookfield Asset Management. Brookfield Corporation is listed on the NYSE and TSX under the ticker “BN” and Brookfield Asset Management is listed on both stock exchanges under the ticker “BAM”.
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
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield Asset Management Inc. who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield Asset Management Inc. In addition, while the Transaction was not intended to have adverse consequences on any investor in any Brookfield Account (including Brookfield Renewable and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management.
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
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Renewable (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the Managing General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of Brookfield Renewable (and Brookfield Accounts in which we invest) develop and change over time, an investment in Brookfield Renewable (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield will be set forth in

Brookfield’s Form ADV, which prospective investors should review prior to purchasing BEPC exchangeable shares. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Renewable (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to formal valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and formal valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and formal valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with BEP or any of its subsidiaries. BEPC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with persons other than BEP or any of BEP’s subsidiaries, provided that, amongst other conditions, BEP complies with the requirements of MI 61-101 for each such related party transaction of BEPC as though BEP entered into such other related party transactions directly.
The partnership and BEPC have also been granted exemptive relief from the minority approval and formal valuation requirements of MI 61-101 for any related party transaction of the partnership entered into indirectly through BRELP of any subsidiary entity of BRELP if that transaction would qualify for the transaction size exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 if BEPC exchangeable shares and the class A.2 exchangeable shares were included in the calculation of the partnership’s market capitalization, subject to certain conditions.
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
See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
Other Related Party Transactions
Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by

Brookfield to be paid toward insured losses. For the year ended December 31, 2024, there were approximately $7 million of unamortized premiums to Brookfield’s regulated subsidiary (2023: approximately $8 million).
As at December 31, 2024, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $1.264 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Wealth Solutions and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at market rates and as at December 31, 2024, $13 million of non-recourse borrowings (2023: $14 million) were due to Brookfield Wealth Solutions. As at December 31, 2024, the company had $58 million (2023: $184 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
In March 2024, as part of normal course organizational structuring initiatives of our group, BEPC transferred 100% of its interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of BEP, for nominal consideration, to achieve the optimal holding structure for tax purposes.
7.C    INTERESTS OF EXPERTS AND COUNSEL
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
10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
BEPC’s authorized share capital consists of (i) an unlimited number of BEPC exchangeable shares; and (ii) an unlimited number of BEPC class B shares.
As of February 21, 2025, there were 144,887,341 BEPC exchangeable shares and 43,661 BEPC class B shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.
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
Subject to the prior rights of holders of all classes and series of BEPC preferred shares at the time outstanding having prior rights as to dividends, each BEPC exchangeable share will entitle its holder to cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution made on a BEP unit multiplied by (ii) the conversion factor (which is currently one, subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) determined in accordance with the BEPC articles and in effect on the date of declaration of such dividend (the “BEPC exchangeable dividend”). See this Item 10.B “—Adjustments to Reflect Certain Capital Events” below. The record and payment dates for the dividends on the BEPC exchangeable shares, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the distributions upon the BEP units.
If the full amount of a BEPC exchangeable dividend is not declared and paid concurrently with a distribution on the BEP units, then the undeclared or unpaid amount of such BEPC exchangeable dividend shall accrue and accumulate (without interest), whether or not BEPC has earnings, whether or not there are funds legally available for the payment thereof and whether or not such BEPC exchangeable dividend has been declared or authorized. Any BEPC exchangeable dividend payment made shall first be credited against the earliest accumulated but unpaid exchangeable dividends due which remain payable (“unpaid accrued dividends”). All BEPC exchangeable dividends shall be paid prior and in preference to any dividends or distributions on BEPC class B shares. The holders of BEPC exchangeable shares shall not be entitled to any dividends from BEPC other than the BEPC exchangeable dividends.
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
Each holder of BEPC exchangeable shares who wishes to exchange one or more of his or her BEPC exchangeable shares for BEP units or its cash equivalent is required to complete and deliver a notice of exchange in the form available from BEPC’s transfer agent. The transfer agent will promptly notify BEPC, the partnership and until such time the Rights Agreement is terminated, Brookfield Corporation of the receipt of a notice of exchange. Upon receipt of a notice of exchange, BEPC shall, within ten (10) business days after the date that the notice of exchange is received by BEPC’s transfer agent, deliver to the tendering holder of BEPC exchangeable shares, in accordance with instructions set forth in the notice of exchange, one BEP unit per BEPC exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by BEPC or BEP as described below in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received by BEPC’s transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the sole election of our group). Upon completion of the exchange of any BEPC exchangeable shares as described herein, the holder of BEPC exchangeable shares who has exchanged its BEPC exchangeable shares will have no further right, with respect to any BEPC exchangeable shares so exchanged, to receive any dividends on BEPC exchangeable shares with a record date on or after the date on which such BEPC exchangeable shares are exchanged.
In lieu of BEPC delivering BEP units or paying cash as described in the preceding paragraph, BEP, in its sole discretion, may elect to satisfy its exchange obligation by acquiring all of the tendered BEPC exchangeable shares in exchange for issuing directly to such tendering holder one BEP unit per BEPC exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by BEPC or BEP as described below in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received by BEPC’s transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the sole discretion of our group). In the event BEP ceases to be a publicly listed entity, the value of a BEP unit will be determined by (i) the last available bid price from an independent source such as an over-the-counter market or an independent investment banking firm; or (ii) if (i) is not applicable, then the amount that a holder of a BEP unit would receive upon the liquidation of the partnership and sale of its assets in accordance with the terms of its partnership agreement. If BEP elects to satisfy its exchange obligation directly (in lieu of BEPC delivering BEP units or cash as described above), it shall, within three (3) business days from the receipt of the holder’s notice of exchange, provide written notice to BEPC and Brookfield of its intention to satisfy the exchange obligation and shall satisfy such obligation within ten (10) business days from the date that the notice of exchange is received by BEPC’s transfer agent by delivering to such holder of BEPC exchangeable shares the BEP units or its cash equivalent. Unitholders of BEP are not entitled to vote on BEP’s exercise of the overriding call right described in the preceding sentences.
In the event that a tendering holder of BEPC exchangeable shares has not received the number of BEP units or its cash equivalent in satisfaction of the tendered BEPC exchangeable shares, then such tendering holder of BEPC exchangeable shares will be entitled to receive the equivalent of such cash amount or BEP units amount from Brookfield Corporation pursuant to the Rights Agreement. In this scenario, the tendered BEPC exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or BEP units amount from a collateral account of Brookfield Corporation administered by the rights agent. See Item 7.B “Related Party Transactions—Rights Agreement” for a further description of the Rights Agreement. The partnership has agreed to indemnify Brookfield Corporation for certain liabilities under applicable securities laws concerning selling securityholders, in connection with any BEP units delivered by Brookfield Corporation pursuant to the Rights Agreement.
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
Conversion of Tendered BEPC Exchangeable Shares. The partnership is entitled at any time to have any or all BEPC exchangeable shares acquired by the partnership converted into BEPC class B shares on a one-for-one basis.
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
Liquidation
Upon any liquidation, dissolution or winding up of BEPC, and subject to the prior rights of holders of any other class of shares of BEPC ranking in priority or ratably with the BEPC exchangeable shares and after the payment in full to any holder of BEPC exchangeable shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up, or any holder of BEPC class B shares that has submitted a notice of Class B retraction at least thirty (30) days prior to the date of the liquidation, dissolution or winding up, the holders of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of BEPC are insufficient to make such payment in full, then the assets of BEPC will be distributed among the holders of BEPC exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
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
Automatic Redemption upon Liquidation of BEP
Upon any liquidation, dissolution or winding up of BEP, including where substantially concurrent with a liquidation, dissolution or winding up of BEPC, all of the then outstanding BEPC exchangeable shares may be automatically redeemed by BEPC, in its sole absolute and discretion, on the day prior to the liquidation, dissolution or winding up of BEP and immediately following the automatic redemption by BRHC of the class A.1 exchangeable shares and the class A.2 exchangeable shares (or the exercise by the partnership of any call rights in respect thereof). In such case each holder of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding the announcement of such redemption plus all unpaid accrued dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any such redemption, BEP may elect to acquire all of the outstanding BEPC exchangeable shares in exchange for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—Adjustments to Reflect Certain Capital Events”) plus, in each case, a cash amount for each BEPC exchangeable share equal to any unpaid accrued dividends. The acquisition by BEP of all the outstanding BEPC exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of BEP. BEP unitholders are not entitled to vote on BEP’s exercise of the overriding call right described in the preceding sentences.
Book-Based System
The BEPC exchangeable shares may be uncertificated or represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the BEPC exchangeable shares may be effected through the book-based system administered by CDS or DTC, as applicable.
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
Voting
Except as otherwise expressly provided in the BEPC articles or as required by law, each holder of BEPC class B shares will be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of BEPC, except for meetings at which only holders of another specified class of shares are entitled to vote separately as a class. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. The holders of BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to BEPC exchangeable shares.
Dividends
The holders of BEPC class B shares will be entitled to receive dividends as and when declared by the BEPC board subject to the special rights of the holders of BEPC exchangeable shares and any other shares ranking senior to the BEPC class B shares with respect to priority in payment of dividends.
Subject to the rights of holders of BEPC exchangeable shares at the time outstanding having prior rights as to dividends and the payment to any holders of BEPC exchangeable shares who have delivered notices of exchange, each BEPC class B share will entitle its holder to dividends as and when declared by the BEPC board.
In the event a dividend is declared and paid on the BEPC exchangeable shares consisting of BEPC exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the BEPC class B shares consisting of BEPC class B shares.
Liquidation
Upon any liquidation, dissolution or winding up of BEPC, after the payment in full of the amount due to the holders of BEPC exchangeable shares described under the section above in “—BEPC Exchangeable Shares—Liquidation”, the remaining assets and property of BEPC will be distributed among the holders of BEPC class B shares.
Redemption by Holder
Holders of BEPC class B shares have the right to tender all or a portion of their BEPC class B shares for cash in an amount for each BEPC class B share equal to the NYSE closing price of one BEP unit (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP as described above in “—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, BEPC will have thirty (30) days to deliver the cash amount to the exchanging holder.
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
Authorized Capital
BEPC is authorized to issue an unlimited number of: (i) BEPC exchangeable shares; and (ii) BEPC class B shares. All BEPC exchangeable shares and BEPC class B shares have or will be issued without par value. The number of authorized BEPC exchangeable shares can be changed in accordance with the BEPC articles or, if the BEPC articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.
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
Size of Board
The BEPC board is comprised of eight (8) directors. The BEPC board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of BEPC’s shareholders and subject to the BEPC articles. The BEPC board mirrors the board of directors of the general partner of BEP, except for two additional non-overlapping directors to assist BEPC with, among other things, resolving any conflicts that may arise from its relationship with the partnership. Eleazar de Carvalho Filho and Randy MacEwen serve as the non-overlapping members of the BEPC board. Mr. de Carvalho Filho has served on the board of directors of the general partner of BEP since November 2011 and resigned from such board of directors in June 2020.
At least three (3) directors and at least a majority of the directors holding office must be independent of BEPC, as determined by the full board using the standards for independence established by the NYSE.
BEP’s general partner board is currently set at six (6) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of BEP’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of BEP’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
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

BEPC EXCHANGEABLE SHARES	BEP UNITS
Dividends and Distributions	Pursuant to the BEPC articles and subject to the prior rights of holders of all classes at the time outstanding having prior rights as to dividends, each BEPC exchangeable share will entitle its holder to the BEPC exchangeable dividend, in a cash amount equal in value to (i) the amount of any distribution made on a BEP unit multiplied by (ii) the conversion factor determined in accordance with the BEPC articles and in effect on the date of declaration of such dividend (which conversion factor will initially be one, subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”. The record and payment dates for the dividends upon the BEPC exchangeable shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for distributions on the BEP units.

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

All BEPC exchangeable dividends shall be paid prior and in preference to any dividends or distributions on the BEPC class B shares. Share dividends, if any, paid on the BEPC exchangeable shares and BEPC class B shares will be declared contemporaneously and paid at the same time in equal numbers of additional shares of the same class and series such that share dividends will be paid in BEPC exchangeable shares, to holders of the BEPC exchangeable shares, and in BEPC class B shares to holders of the BEPC class B shares.

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

Upon any liquidation, dissolution or winding up of BEP, including where substantially concurrent with a liquidation, dissolution or winding up of BEPC, all of the then outstanding BEPC exchangeable shares may be automatically redeemed by BEPC, in its sole and absolute discretion on the day prior to the liquidation, dissolution or winding up of BEP. In such case each holder of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company) plus all unpaid accrued dividends. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events”.	N/A.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Qualification	N/A.	If BEP’s general partner determines in its sole discretion that it is no longer in BEP’s best interests to continue as a partnership for U.S. federal income tax purposes, BEP’s general partner may elect to treat BEP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Liquidation	Upon any liquidation, dissolution or winding up of BEPC, and subject to the prior rights of holders of any other class of shares of BEPC ranking in priority or ratably with the BEPC exchangeable shares and after the payment in full to (i) any holder of BEPC exchangeable shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up, or any holder of BEPC class B shares that has submitted a notice of class B retraction at least thirty (30) days prior to the date of the liquidation, dissolution or winding up and (ii) any unpaid accrued dividends, the holders of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP described in this document) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of BEPC are insufficient to make such payment in full, then the assets of BEPC will be distributed among the holders of BEPC exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.	BEP will terminate upon the earlier to occur of: (i) the date on which all of BEP’s assets have been disposed of or otherwise realized by BEP and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by BEP’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BEP; and (iii) at the election of BEP’s general partner, if BEP, as determined by BEP’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

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

Conversion	BEP, or any of its controlled subsidiaries, are entitled to convert each held BEPC exchangeable share into a BEPC class B share on a one-for-one basis.	N/A.

Fiduciary Duties	The directors of BEPC have three principal responsibilities under the BCBCA and the BEPC articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of BEPC, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. BEP’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to BEP and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of BEP to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

	BEPC EXCHANGEABLE SHARES	BEP UNITS
Protection of Shareholders	Under the BCBCA, pursuant to the oppression remedy, any holder of BEPC exchangeable shares may apply to court for an order where the affairs of BEPC are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of BEPC that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of BEPC to enforce a right, duty or obligation owed to BEPC that could be enforced by BEPC itself or to obtain damages for any such breach of right, duty or obligation.	There is no oppression remedy or derivative action remedy available under the Bermuda Partnership Acts. Furthermore, BEP’s limited partnership agreement also stipulates that unless otherwise determined by the general partner of BEP, a Person (as defined in the limited partnership agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a BEP unit.

Takeover Bids. Issuer Bids and Tender Offers	The BEPC exchangeable shares are not BEP units and will not be treated as BEP units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of BEPC exchangeable shares will not be entitled to participate in an offer or bid made to acquire BEP units unless such offer has been extended to holders of BEPC exchangeable shares.	The BEP units are not BEPC exchangeable shares and will not be treated as BEPC exchangeable shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of BEP units will not be entitled to participate in an offer or bid made to acquire the BEPC exchangeable shares unless such offer has been extended to holders of BEP units.

Transfer Restrictions	No holder of BEPC exchangeable shares shall transfer to any Person such number of BEPC exchangeable shares such that, after giving effect to the transfer, the transferee, together with its affiliates, would hold a direct and/or indirect interest in voting securities carrying 10% or more of the voting rights attached to all voting securities of BEPC without the prior approval of the Federal Energy Regulatory Commission, to the extent required.	N/A.
Description of Class A.1 Exchangeable Shares
The class A.1 exchangeable shares have terms that are substantially the same as the BEPC exchangeable shares, including with respect to the exchange mechanics, dividend rights, voting rights and rights on liquidation. Holders of class A.1 exchangeable shares are entitled to one (1) vote per share. Each class A.1 exchangeable share has been structured with the intention of providing an economic return equivalent to a BEP unit and the rights, privileges, restrictions and conditions attached to each class A.1 exchangeable share are such that each class A.1 exchangeable share is, as nearly as practicable, functionally and economically, equivalent to a BEPC exchangeable share and a BEP unit. In particular:
•each class A.1 exchangeable share is exchangeable at the option of a holder for one (1) BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BRHC);

•the class A.1 exchangeable shares are redeemable by BRHC at any time (including following a notice requiring redemption having been given by the partnership) for one (1) BEP unit (subject to adjustment to reflect certain capital events);
•upon a liquidation, dissolution or winding up of BRHC, holders of class A.1 exchangeable shares are entitled to receive one (1) BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BRHC) and not any remaining property or assets of BRHC following such payment;
•upon a liquidation of the partnership, including where substantially concurrent with a liquidation of BRHC, all of the class A.1 exchangeable shares will be automatically redeemed for BEP units (or their cash equivalent, at BRHC’s election) on a one-for-one basis (subject to adjustment to reflect certain capital events); and
•subject to applicable law and in accordance with the articles of BRHC, each class A.1 exchangeable share entitles the holder to dividends from BRHC payable contemporaneously, and equivalent to, each distribution on a BEP unit. The articles of BRHC also provide that if a distribution is declared on the BEP units and an equivalent dividend is not declared and paid concurrently on the class A.1 exchangeable shares, then the undeclared or unpaid amount of such dividend accrues and accumulates and is to be paid upon the first to occur of any of the circumstances contemplated by the four preceding paragraphs, if not yet paid. In addition to such dividends, additional dividends may be declared and paid on the class A.1 exchangeable shares if, as and when declared by the BRHC board.
Description of Class A.2 Exchangeable Shares
Each class A.2 exchangeable share is non-voting and structured with the intention of providing an economic return equivalent to a BEP unit and the rights, privileges, restrictions and conditions attached to each class A.2 exchangeable share are such that each class A.2 exchangeable share is, as nearly as practicable, functionally and economically, equivalent to a BEPC exchangeable share and a BEP unit. In particular:
•each class A.2 exchangeable share is exchangeable at the option of a holder for (a) one (1) BEPC exchangeable share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BRHC) or (b) one (1) BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BRHC), provided that, after giving effect to any such exchange, Brookfield will not be permitted to receive a number of BEPC exchangeable shares that would result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC;
•the class A.2 exchangeable shares are redeemable by BRHC at any time (including following a notice requiring redemption having been given by the partnership) for (a) one (1) BEPC exchangeable share (subject to adjustment to reflect certain capital events) or (b) one (1) BEP unit (subject to adjustment to reflect certain capital events) (the form of payment to be determined at the election of BRHC);
•upon a liquidation, dissolution or winding up of BRHC, holders of class A.2 exchangeable shares are entitled to receive one (1) BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BRHC) and not any remaining property or assets of BRHC following such payment;
•upon a liquidation of the partnership, including where substantially concurrent with a liquidation of BRHC, all of the class A.2 exchangeable shares will be automatically redeemed for BEP units (or their cash equivalent, at BRHC’s election) on a one-for-one basis (subject to adjustment to reflect certain capital events); and
•subject to applicable law and in accordance with the amended articles of BRHC, each class A.2 exchangeable share entitles the holder to dividends from BRHC payable contemporaneously, and equivalent to, each distribution on a BEP unit. The articles of BRHC also provide that if a distribution is declared on the BEP units and an equivalent dividend is not declared and paid concurrently on the class A.2 exchangeable shares, then the undeclared or unpaid amount of such dividend accrues and accumulates and is to be paid upon the first to occur of any of the circumstances contemplated by the four preceding paragraphs, if not yet paid.
Each class A.2 exchangeable share held by the partnership or its subsidiaries is convertible into a class A.1 exchangeable share or a class C share at the option of the holder.
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
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by BEPC since its formation or (ii) are otherwise material to BEPC:
•Rights Agreement, dated December 24, 2024, between Brookfield Corporation and Wilmington Trust, National Association, described in Item 7.B “Related Party Transactions—Rights Agreement”.
•Registration Rights Agreement, dated December 24, 2024, between BEPC, BEP and Brookfield Corporation, described in Item 7.B “Related Party Transactions—Registration Rights Agreement”.
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
•Amended and Restated Subordinate Credit Agreement, as amended from time to time, effective December 31, 2023, between BEP Subco Inc., as borrower, and NA Holdco, as lender, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•First Amending Agreement dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement between BEP Subco Inc., as borrower, and NA Holdco, as lender , described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.

•Amended and Restated Subordinate Credit Agreement, as amended from time to time, effective December 31, 2023, between BEP Subco Inc., as lender, and NA Holdco, as borrower, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•First Amending Agreement dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement between BEP Subco Inc., as lender, and NA Holdco, as borrower , described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Subordinated Credit Facilities”.
•Amended and Restated Equity Commitment Agreement, dated December 24, 2024, between BEP, BEPC and NA Holdco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Equity Commitment Agreement”.
•Fifth Amended and Restated Master Services Agreement, dated May 5, 2023, as thereafter amended, by and among Brookfield Corporation, BEP, BRHC, BRELP, and others, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
•First Amendment to the Amended and Restated Master Services Agreement, dated August 16, 2023, by and among Brookfield Corporation, BEP, BRHC, BRELP, and others, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
•Second Amendment to the Amended and Restated Master Services Agreement, dated January 25, 2024, by and among Brookfield Corporation, BEP, BRHC, BRELP, and others, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
•Third Amendment to the Amended and Restated Master Services Agreement, dated December 24, 2024, by and among Brookfield Corporation, BEP, BRHC, BEPC, BRELP, and others, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
•Indenture, dated April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•First Supplemental Indenture, dated April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•Second Supplemental Indenture, dated December 9, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•Fifth Supplemental Indenture, dated December 12, 2024, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
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
•First Supplemental Indenture, dated November 9, 2022, by and among Canadian Finco and Computershare Trust Company of Canada.
•Voting Agreement, dated December 24, 2024, by and among Brookfield Corporation and Brookfield Wealth Solutions.
•Subordinate Credit Agreement dated December 24, 2024, by and among BEPC, as borrower and NA Holdco, as lender, as described under Item 7.B “Related Party Transactions —Relationship with the Partnership—Subordinated Credit Facilities”.
•Arrangement Agreement, dated October 9, 2024, as described under Item 7.B “Related Party Transactions”

•Pairing Agreement dated December 24, 2024, by and among BEPC, BRHC and BEP as described under Item 7.B “Related Party Transactions — Pairing Agreement”
•Option Agreement dated December 24, 2024, by and among BEPC and NA Holdco as described under Item 7.B “Related Party Transactions — Option Agreement”.
•Option Agreement dated December 24, 2024, by and among BEP and Brookfield BRP Canada Corp. as described under Item 7.B “Related Party Transactions — Option Agreement”.
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
10.E    TAXATION
The following summary discusses certain material United States and Canadian tax considerations relating to the holding and disposition of BEPC exchangeable shares as of the date hereof. Holders of BEPC exchangeable shares are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in BEPC exchangeable shares.
Certain Material United States Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of BEPC exchangeable shares as of the date hereof. This summary is based on provisions of the Code, on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of BEP and the purchase, ownership, and disposition of BEP units set forth in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors—Risks Relating to Taxation” in BEP’s Annual Report. The following discussion is limited as described in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in BEP’s Annual Report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, any person that owns (directly, indirectly or constructively, applying certain attribution rules) 10% or more of either the total voting power or total value of the stock of BEPC, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold BEPC exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold BEPC exchangeable shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the BEPC exchangeable shares are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the Code. This summary does not address the consequences to U.S. Holders who receive distributions on BEPC exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to LP unitholders. The actual tax consequences of the ownership and disposition of BEPC exchangeable shares will vary depending on a holder’s individual circumstances.
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
The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or BEP units by Brookfield Corporation pursuant to the Rights Agreement or (ii) whose exchange request is satisfied by the delivery of cash by BEP pursuant to the exercise of the BEP call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of BEP units pursuant to BEP’s exercise of the BEP call right, see the discussion below under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEPC Exchangeable Shares—Exercise of the BEP Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or BEP units by BEPC are described in the following paragraph.
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
The U.S. federal income tax consequences to a U.S. Holder of the exchange of BEPC exchangeable shares for BEP units pursuant to the exercise of the BEP call right will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the Code. For the exchange to so qualify, BEP (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the Code. With respect to the classification of BEP as a partnership for U.S. federal income tax purposes, see the discussion above under Item 10.E “Taxation—Certain Material United States Federal Income Tax Considerations—Partnership Status of BEP and BRELP”.
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
Based on the shareholders’ rights in the event of the liquidation or dissolution of BEPC (or BEP) and the terms of the BEPC exchangeable shares, which are intended to provide an economic return equivalent to the economic return on BEP units (including identical distributions), and taking into account the expected relative values of BEP’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, BEPC understands that the general partner of BEP currently does not expect a U.S. Holder’s transfer of BEPC exchangeable shares in exchange for BEP units pursuant to BEP’s exercise of the BEP call right to be treated as a transfer of property to an investment company within the meaning of Section 721(b) of the Code. Thus, BEPC understands that the general partner of BEP currently expects such exchange to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of BEP, and no assurance can be provided as to the position, if any, taken by the general partner of BEP with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by BEP. If BEP were an investment company immediately following the exchange of BEPC exchangeable shares for BEP units by a U.S. Holder pursuant to the exercise of the BEP call right, and such exchange were to result in diversification of interests with respect to such U.S. Holder, then Section 721(a) of the Code would not apply with respect to such holder, and such holder would be treated as if such holder had sold its BEPC exchangeable shares to BEP in a taxable transaction for cash in an amount equal to the value of the BEP units received.
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
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of BEP units received in exchange for BEPC exchangeable shares, see the discussion in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in BEP’s Annual Report. The U.S. federal income tax consequences of exchanging BEPC exchangeable shares for BEP units are complex, and each U.S. Holder is urged to consult its own tax advisor regarding such consequences in light of such holder’s particular circumstances.
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
Based on its current and expected income, assets, and activities, BEPC does not expect to be classified as a PFIC for the current taxable year, nor does it expect to become a PFIC in the foreseeable future. However, the determination of whether BEPC is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of BEPC’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that BEPC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status.
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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to such holder’s ownership and disposition of BEPC exchangeable shares.
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
Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the BEPC exchangeable shares constitute a simple contract or a complex contract. BEPC intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the Code before January 1, 2027, and no portion of a distribution made on BEPC exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on BEPC exchangeable shares on or after January 1, 2027, Section 871(m) of the Code will apply if the contractual arrangements relating to the BEPC exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on BEPC exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2027.
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

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and our company’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. Holders should consult their own tax advisors.
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
Management of BEPC believes that BEPC currently qualifies as a “mutual fund corporation” for the purposes of the Tax Act. BEPC intends to file the necessary election under the Tax Act so that it will be deemed to be a “public corporation” effective from the beginning of its first taxation year, and therefore can qualify as a “mutual fund corporation” throughout its first taxation year. To maintain its “mutual fund corporation” status, BEPC is required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. If BEPC was to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to BEPC and the holders may arise. BEPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which BEPC exchangeable shares are outstanding and this summary assumes that will be the case.
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
Redemptions, Exchanges and Other Dispositions of the BEPC Exchangeable Shares
A resident holder who disposes of, or who is deemed to dispose of, a BEPC exchangeable share, including a disposition to BEPC (whether on a redemption by BEPC, an exchange at the request of the holder or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the resident holder’s adjusted cost base of such share and any reasonable costs of disposition. On an exchange of BEPC exchangeable shares for BEP units, such resident holder’s proceeds of disposition will equal the fair market value of the BEPC exchangeable shares so exchanged.
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

Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation years a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. Resident holders are advised to consult their own tax advisors in this regard.
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
Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such BEPC exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the BEPC exchangeable shares will not be such a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as applicable, deals at arm’s length with BEPC for purposes of the Tax Act and does not have a “significant interest” as defined for purposes of the “prohibited investment” rules in section 207.01 of the Tax Act, in BEPC. Any such annuitant, holder or subscriber should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of total BEPC exchangeable shares held by such annuitant, holder or subscriber.
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
BEPC expects that at all relevant times, all or substantially all of its property and the units of the partnership will not be “taxable Canadian property”. However, no assurance can be given in this regard.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On December 24, 2024, the partnership, BRHC and BEPC completed the Arrangement pursuant to which (i) holders of BRHC’s exchangeable shares, other than Brookfield, received BEPC exchangeable shares in exchange for their exchangeable shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BRHC were delisted; and (iv) BEPC exchangeable shares were listed on the NYSE and the TSX. The BEPC exchangeable shares provide the same economic benefits and governance of investing in BRHC prior to the Arrangement. BEPC exchangeable shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “BEPC”.
The information concerning the Arrangement contained within the Form 6-K filed by the company as an 8-K12B on December 27, 2024 is incorporated by reference into this annual report on Form 20-F.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the year ended December 31, 2024. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEPC’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2024(23)	2023	2022
Audit Fees (1)	$12,821	$11,123	$11,012
Audit-related fees (2)	461	488	140
Tax fees (3)	34	243	—
	$13,316	$11,854	$11,152
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
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEPC Repurchases
BEPC may from time-to-time, subject to applicable law, purchase BEPC exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2024, the TSX accepted a notice of BEPC’s intention to commence a normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,982,042 of its issued and outstanding BEPC exchangeable shares for a one-year period. The price to be paid for our BEPC exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of BEPC exchangeable shares to be purchased and the timing of such purchases will be determined by BEPC, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2024, BEPC made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.
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
Our group’s policies, standards, and guidance are structured to help our group respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our group modifies its policies, standards, and guidance as needed to adjust to this changing environment.
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
Governance
Cybersecurity at Brookfield Renewable is overseen by the boards of directors of the Managing General Partner and BEPC, the Audit Committee and management.
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
Our cybersecurity program is led by the Senior Vice President, Cybersecurity, IT Compliance and Privacy, who works closely with senior management, legal counsel and external counsel to develop and monitor Brookfield Renewable’s data protection, privacy and cybersecurity program and policies. The Senior Vice President, Cybersecurity, IT Compliance and Privacy has over 35 years’ experience in cybersecurity oversight.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.    EXHIBITS

Number	Number
1.1	Notice of Articles and Articles of Brookfield Renewable Corporation.(17)
2.1	Description of Securities.(18)
4.1	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(13)
4.2
First Amendment to the Fifth Amended and Restated Master Services Agreement dated August 16, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(16)

4.3
Second Amendment to the Fifth Amended and Restated Master Services Agreement dated January 25, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(16)

4.4
Third Amendment to the Fifth Amended and Restated Master Services Agreement dated December 24, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(17)

4.5
Amended and Restated Relationship Agreement dated May 5, 2023, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Providers, Brookfield Corporation, and others.(13)

4.6	Rights Agreement, dated December 24, 2024, by and between Brookfield Corporation and Wilmington Trust, National Association.(17)
4.7	Registration Rights Agreement, dated December 24, 2024, by and between Brookfield Renewable Corporation, Brookfield Renewable Partners L.P. and Brookfield Corporation.(17)
4.8	Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between Brookfield BRP Holdings (Canada) Inc. as borrower and BEP Subco Inc. as lender.(16)
4.9
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between Brookfield BRP Holdings (Canada) Inc., as borrower and BEP Subco Inc., as lender.(17)

4.10	Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between BEP Subco Inc. as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(16)
4.11
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between BEP Subco Inc., as borrower and Brookfield BRP Holdings (Canada) Inc., as lender.(17)

4.12	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(5)
4.13	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(5)
4.14	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(5)
4.15
Amended and Restated Equity Commitment Agreement, dated December 24, 2024, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(17)

4.16	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)

4.17
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.18
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.19
Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).(1)

4.20
Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.21
Guarantee Indenture, dated January 29, 2013, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.22
Guarantee Indenture, dated May 1, 2013, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.23
Guarantee Indenture, dated November 25, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 7 Preferred Units).(2)

4.24
Guarantee Indenture, dated November 25, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 8 Preferred Units).(2)

4.25
Guarantee Indenture, dated January 16, 2018, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 13 Preferred Units).(3)

4.26
Guarantee Indenture, dated January 16, 2018, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 14 Preferred Units).(3)

4.27
Guarantee Indenture, dated March 11, 2019, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 15 Preferred Units).(4)

4.28
Guarantee Indenture, dated March 11, 2019, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 16 Preferred Units).(4)

4.29
Guarantee Indenture, dated April 14, 2022, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 18 Preferred Units).(10)

4.30
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(6)

4.31
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(6)

4.32
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(9)

4.33	Indenture, dated August 11, 2021. between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(7)
4.34
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(8)

4.35	First Supplemental Indenture, dated November 9, 2022, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(11)
4.36	Second Supplemental Indenture, dated March 29, 2023, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(12)
4.37	Third Supplemental Indenture, dated January 10, 2024, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(14)
4.38	Voting Agreement dated December 24, 2024, by and among Brookfield Renewable Corporation and Brookfield Wealth Solutions Ltd.(17)
4.39	Pairing Agreement, dated December 24, 2024, among Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(17)
4.40	Option Agreement, dated December 24, 2024, by and between Brookfield BRP Canada Corp. and Brookfield Renewable Corporation.(17)
4.41	Option Agreement, dated December 24, 2024, by and between Brookfield BRP Holdings (Canada) Inc. and Brookfield Renewable Corporation.(17)
4.42	Subordinate Credit Agreement, dated December 24, 2024, between Brookfield Renewable Corporation as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(17)
8.1	List of subsidiaries of Brookfield Renewable Corporation (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(15)
11.2	Personal Trading Policy.(18)
12.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(18)
12.2	Certification of Patrick Taylor, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(18)
13.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(18)
13.2	Certification of Patrick Taylor, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(18)
15.1	Board of Directors Charter of Brookfield Renewable Corporation.(18)
15.2	Audit Committee Charter of Brookfield Renewable Corporation.(18)
15.3	Consent of Ernst & Young LLP.(18)

97.1	Clawback Policy.(16)
101
The following materials from Brookfield Renewable Corporation’s annual report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Corporation and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Corporation, tagged as blocks of text and in detail

(1)     Filed as an exhibit to BEP’s Registration Statement on Form 20-F including all amendments thereto, with the last such amendment     having been made on May 16, 2013, and incorporated herein by reference.
(2)     Filed as an exhibit to BEP’s Form 6-K on November 27, 2015, and incorporated herein by reference.
(3)     Filed as an exhibit to BEP’s Form 6-K on January 17, 2018, and incorporated herein by reference.
(4)     Filed as an exhibit to BEP’s Form 6-K on March 11, 2019, and incorporated herein by reference.
(5)     Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(6)     Filed as an exhibit to Form 6-K filed on April 15, 2021, and incorporated herein by reference.
(7)     Filed as an exhibit to BEP’s Form 6-K on August 12, 2021, and incorporated herein by reference.
(8)     Filed as an exhibit to Form 6-K on August 12, 2021, and incorporated herein by reference.
(9)     Filed as an exhibit to Form 6-K on December 9, 2021, and incorporated herein by reference.
(10)     Filed as an exhibit to BEP’s Form 6-K on April 14, 2022, and incorporated herein by reference.
(11)     Filed as an exhibit to BEP’s Form 6-K on November 14, 2022, and incorporated herein by reference.
(12)     Filed as an exhibit to BEP’s Form 6-K on March 29, 2023 and incorporated herein by reference.
(13)     Filed as an exhibit to Form 6-K on June 2, 2023 and incorporated herein by reference.
(14)    Filed as an exhibit to BEP’s Form 6-K on January 10, 2024 and incorporated herein by reference.
(15)     Filed as an exhibit to Form 6-K on June 4, 2024 and incorporated herein by reference.
(16)     Filed as an exhibit to our 2023 Form 20-F as filed on March 1, 2024 and incorporated herein by reference.
(17)     Filed as an exhibit to Form 6-K on December 27, 2024 and incorporated herein by reference.
(18)     Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2025	BROOKFIELD RENEWABLE CORPORATION

	By:	/s/ Patrick Taylor
		Name:	Patrick Taylor
		Title:	Chief Financial Officer of Brookfield Renewable Corporation

BROOKFIELD RENEWABLE CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2024 and 2023 and for the Years Ended December 31, 2024, 2023 and 2022	F - 2

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

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 28, 2025

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2025 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

F - 3

Revaluation of power generating assets
Description of the Matter	The Company measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2024, property, plant and equipment on the consolidated statement of financial position totaled $38,696 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled $3,096 million and a loss in the consolidated statement of income (loss) of $103 million for 2024. As discussed in Notes 1(i), 1(t)(i) and 1(u)(iii) and 12 – Property, Plant and Equipment, at Fair Value to the financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

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
February 28, 2025

F - 4

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
Management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2024, our company’s internal control over financial reporting is effective.
Our company’s internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited our company’s consolidated financial statements for the year ended December 31, 2024. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of our company’s internal control over financial reporting as of December 31, 2024.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 28, 2025

F - 5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2024 financial statements of the Company and our report dated February 28, 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 28, 2025

F - 6

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	19	$624	$627
Restricted cash	20	39	165
Trade receivables and other current assets	21	933	955
Financial instrument assets	5	102	124
Due from related parties	27	1,404	1,427
Assets held for sale		12	—
		3,114	3,298
Financial instrument assets	5	684	301
Equity-accounted investments	18	753	644
Property, plant and equipment, at fair value	12	38,696	44,038
Goodwill	16	692	854
Deferred income tax assets	11	56	102
Other long-term assets	22	134	184
Total Assets		$44,129	$49,421
Liabilities
Current liabilities
Accounts payable and accrued liabilities	23	$571	$807
Financial instrument liabilities	5	244	441
Due to related parties	27	544	456
Non-recourse borrowings	13	1,282	1,891
Provisions	24	13	19
Interests held in BRHC by the partnership	15	4,432	—
BEPC exchangeable and class A.2 exchangeable shares	15	4,168	—
Exchangeable and class B shares of BRHC	15	—	4,721
		11,254	8,335
Financial instrument liabilities	5	408	1,376
Non-recourse borrowings	13	12,493	14,181
Deferred income tax liabilities	11	6,493	5,819
Provisions	24	416	926
Due to related parties	27	541	930
Other long-term liabilities	25	416	725
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	10,508	11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	259	272
The partnership	15	1,341	5,787
Total Equity		$12,108	$17,129
Total Liabilities and Equity		$44,129	$49,421
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Corporation.:

Patricia Zuccotti Director	Lou Maroun Director

F - 7

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2024	2023	2022
Revenues	27	$4,142	$3,967	$3,778
Other income	7	429	584	93
Direct operating costs(1)	8	(1,767)	(1,466)	(1,174)
Management service costs	27	(106)	(88)	(169)
Interest expense	6	(1,667)	(1,258)	(1,032)
Share of (loss) earnings from equity-accounted investments	18	(24)	(8)	6
Foreign exchange and financial instruments gain (loss)	5	238	159	(65)
Depreciation	12	(1,262)	(1,342)	(1,179)
Other	9	(76)	(61)	(90)
Remeasurement of interests held in BRHC by the partnership	15	58	—	—
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	15	61	—	—
Remeasurement of exchangeable and class B shares of BRHC	15	574	(106)	1,800
Income tax (expense) recovery
Current	11	(100)	(113)	(133)
Deferred	11	(67)	40	15
		(167)	(73)	(118)
Net income		$433	$308	$1,850
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$193	$481	$336
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	4	8	11
The partnership		236	(181)	1,503
		$433	$308	$1,850
The accompanying notes are an integral part of these consolidated financial statements.
(1)Direct operating costs exclude depreciation expense disclosed below.

F - 8

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2024	2023	2022
Net income		$433	$308	$1,850
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	12	3,096	(544)	2,588
Actuarial gain (loss) on defined benefit plans		2	(10)	15
Deferred income tax (expense) recoveries on above items	11	(1,222)	118	(649)
Unrealized gain on investments in equity securities		—	—	1
Equity-accounted investments	18	131	49	(59)
Total items that will not be reclassified to net income		2,007	(387)	1,896
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation	10	(1,286)	1,274	(558)
(Losses) gains arising during the year on financial instruments designated as cash-flow hedges	5	(78)	209	105
Unrealized gain (loss) on foreign exchange swaps – net investment hedge	5	135	(131)	4
Reclassification adjustments for amounts recognized in net income	5	(103)	(106)	148
Deferred income tax recoveries (expense) on above items	11	26	(6)	(70)
Equity-accounted investments	18	3	1	1
Total items that may be reclassified subsequently to net income		(1,303)	1,241	(370)
Other comprehensive income		704	854	1,526
Comprehensive income		$1,137	$1,162	$3,376
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$904	$1,308	$1,118
Participating non-controlling interests – in a holding subsidiary held by the partnership	14	18	22	27
The partnership		215	(168)	2,231
		$1,137	$1,162	$3,376
The accompanying notes are an integral part of these consolidated financial statements.

F - 9

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)				Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	$5,787	$272	$11,070	$17,129
Net income	236	—	—	—	236	4	193	433
Other comprehensive income (loss)	—	(390)	436	(67)	(21)	14	711	704
Capital contributions (Note 14)	—	—	—	—	—	—	268	268
Return of capital	—	—	—	—	—	—	(133)	(133)
Disposal (Note 4, 27)	91	—	(91)	15	15	—	(1,269)	(1,254)
Dividends declared	—	—	—	—	—	(31)	(379)	(410)
Arrangement (Note 15)	(4,572)	—	—	—	(4,572)	—	—	(4,572)
Other	(103)	(8)	8	(1)	(104)	—	47	(57)
Change in year	(4,348)	(398)	353	(53)	(4,446)	(13)	(562)	(5,021)
Balance, as at December 31, 2024	$(7,825)	$(1,653)	$10,790	$29	$1,341	$259	$10,508	$12,108
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	5,873	$271	$10,680	$16,824
Net (loss) income	(181)	—	—	—	(181)	8	481	308
Other comprehensive income (loss)	—	327	(361)	47	13	14	827	854
Capital contributions	—	—	—	—	—	—	589	589
Acquisition through business combinations	—	—	—	—	—	—	343	343
Return of capital	—	—	—	—	—	—	(140)	(140)
Disposal	34	—	(34)	—	—	—	(418)	(418)
Dividends declared	—	—	—	—	—	(20)	(1,353)	(1,373)
Other	(144)	—	217	9	82	(1)	61	$142
Change in year	(291)	327	(178)	56	(86)	1	390	305
Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	$5,787	$272	$11,070	$17,129
Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Net income	1,503	—	—	—	1,503	11	336	1,850
Other comprehensive income (loss)	—	(37)	676	89	728	16	782	1,526
Capital contributions	—	—	—	—	—	—	569	569
Disposal	27	—	(27)	—	—	(2)	(54)	(56)
Dividends declared	(78)	—	—	—	(78)	(18)	(1,268)	(1,364)
Other	196	23	(159)	(7)	$53	3	18	74
Change in year	1,648	(14)	490	82	2,206	10	383	2,599
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2024	2023	2022
Operating activities
Net income		$433	$308	$1,850
Adjustments for the following non-cash items:
Depreciation	12	1,262	1,342	1,179
Unrealized financial instrument (gain) loss	5	(265)	(159)	187
Share of loss (earnings) from equity-accounted investments	18	24	8	(6)
Deferred income tax expense (recovery)	11	67	(40)	(15)
Other non-cash items		(150)	(361)	6
Remeasurement of interests held in BRHC by the partnership	15	(58)	—	—
Remeasurement of BEPC exchangeable and class A.2 shares	15	(61)	—	—
Remeasurement of exchangeable and class B shares of BRHC	15	(574)	106	(1,800)
Dividends received from equity-accounted investments	18	74	14	4
		752	1,218	1,405
Changes in due to or from related parties		61	(20)	(18)
Net change in working capital balances	28	(264)	405	(103)
		549	1,603	1,284
Financing activities
Proceeds from non-recourse borrowings	13	3,908	2,601	3,460
Repayment of non-recourse borrowings	13	(3,105)	(2,032)	(2,571)
Capital contributions from non-controlling interests	14	268	189	369
Capital repaid to non-controlling interests		(133)	(169)	(54)
Exchangeable share issuance		—	251	—
Distributions paid:
To participating non-controlling interests	14	(410)	(669)	(1,286)
To the partnership by BRHC	15	—	—	(78)
Related party borrowings, net		(336)	(807)	(242)
		192	(636)	(402)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	—	(180)	—
Acquisitions of equity-accounted investments	18	(110)	(22)	(48)
Investment in property, plant and equipment	12	(949)	(1,028)	(847)
Proceeds from disposal of assets	4	810	109	92
Purchase of financial assets	5	(575)	—	—
Proceeds from financial assets	5	172	134	—
Restricted cash and other		(13)	(31)	65
		(665)	(1,018)	(738)
Foreign exchange gain (loss) on cash		(77)	36	(19)
Cash and cash equivalents
Increase (decrease)		(1)	(15)	125
Net change in cash classified within assets held for sale		(2)	—	(8)
Balance, beginning of year		627	642	525
Balance, end of year		$624	$627	$642
Supplemental cash flow information:
Interest paid		$1,689	$1,177	$999
Interest received		$90	$101	$32
Income taxes paid		$73	$167	$90
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company”) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on October 3, 2024 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Corporation, “Brookfield”) is our company’s ultimate parent. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

F - 12

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2024, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of the company on February 28, 2025.
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
(c) The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
(d) Continuity of interest
The company was established on October 3, 2024 by the partnership. On December 24, 2024, the date of the Arrangement, the company acquired an interest and consolidated BRHC in its financial statements. The partnership directly controlled BRHC prior to the Arrangement and continues to control the company subsequent to the Arrangement through ownership of the class B shares. There is insufficient substance to justify a change in the measurement of the company as a result of this common control transaction. In accordance with the company’s and the partnership’s accounting policy, the company has reflected the acquisition of BRHC in its consolidated financial statements using BRHC’s carrying values prior to the Arrangement.

F - 13

To reflect this continuity of interests, these consolidated financial statements provide comparative information of the company for the periods prior to December 24, 2024, as previously reported by BRHC. The economic and accounting impact of contractual relationships created or modified in conjunction with acquisition of interest in BRHC by the company have been reflected prospectively from the date of the Arrangement and have not been reflected in the results of operations or financial position of our company prior to December 24, 2024, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to December 24, 2024 is presented based on the historical financial information of BRHC. For the period after December 24, 2024, the results are based on the actual results of the company, including the impact of contractual relationships created or modified in association with the acquisition of interest in BRHC by the company. As the partnership held all of the class C shares of BRHC prior to December 24, 2024, which was the only class of shares presented as equity, and the partnership holds all of the class B shares of the company after December 24, 2024, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after December 24, 2024.
Prior to the Arrangement, class C shares of BRHC were classified as financial liabilities due to their cash redemption feature. However, the class C shares met certain qualifying criteria and were presented as equity. Following the Arrangement and upon consolidation of BRHC into the company, the class C shares are presented as financial liabilities recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As a result, the share capital pertaining to the class C shares was removed, and the value of the class C shares was reflected as Arrangement as shown in the consolidated statements of changes in equity.
(e) Consolidation
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
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. the company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(u)(ii) – Critical judgments in applying accounting policies – Common control transactions for the company’s policy on accounting for transactions under common control.
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
The company generally determines the fair value of its property, plant and equipment by using 20-year discounted cash flow model for hydroelectric assets and the estimated remaining useful life for other technologies. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, the company initially measures the assets at fair value consistent with the policy described in Note 1(q) – Business combinations, with no revaluations at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
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

F - 15

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 100 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 35 years
Other assets	Up to 60 years
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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2024 is 30 years (2023: 34 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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
(k) Goodwill
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

F - 17

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
(l) Asset impairment
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
(m) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(n) Financial instruments
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

F - 18

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
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, the company retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

F - 19

The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Investment tax credits (ITCs)	Allocation of ITCs to the tax equity investor are derived as a percentage of a project’s total cost. The ITCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, the company is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
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

F - 20

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
(o) Revenue and expense recognition
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

F - 21

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
The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2024, revenues recognized at a point in time corresponding to the sale of renewable credits were $307 million (2023: $244 million and 2022: $259 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company's generation activities related to commodity prices. From time to time, our company also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which our company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in operating revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2024 increased revenues by $94 million (2023: increased revenues by $119 million and 2022: decreased revenues by $146 million).
(p) Income taxes
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
Included within current income tax recovery (expense) is the realized value of transferable ITCs and PTCs, where the necessary conditions per the Inflation Reduction Act (“IRA”) have been satisfied for receipt of the credits and the ITCs and PTCs have been sold subject to a transfer agreement. Transferable ITCs and PTCs which have met the conditions for recognition, but which are not yet subject to a transfer agreement, are recognized as deferred tax assets at the value of expected realization via transfer.
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

F - 22

apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(q) Business combinations
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
(r) Assets held for sale
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

F - 23

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
(s) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest expense related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
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

F - 24

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
(t) Critical estimates
The company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of the company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(u)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
The company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. This valuation technique approximates the net present value of future cash flows. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years the company’s best estimate of electricity prices that would allow new entrants into the market.
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, the company determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 5 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income

F - 25

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
(u) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:
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

F - 26

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
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2028 to 2035 in North America, 2030 in Colombia and 2028 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. For the North American business, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
(iv) Financial instruments
The accounting policy relating to the company’s financial instruments is described in Note 1(n) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
For commodity derivatives that have unobservable value, the company applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.
(v) Deferred income taxes
The accounting policy relating to the company’s income taxes is described in Note 1(p) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(vi) Earnings per share
The company‘s basic and diluted earnings per share have not been presented in the consolidated financial statements. BEPC exchangeable, class A.2 exchangeable shares, BRHC class B, and BRHC class C shares are classified as financial liabilities, while BEPC class B shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to Note 15 BEPC Exchangeable Shares,

F - 27

BRHC Exchangeable Shares, Class A.2 Exchangeable Shares, BRHC Class B Shares and BRHC Class C Shares for further details.
(t) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company has assessed the impact of these amendments and have noted no impact to its financial statements.
(s) Future changes in accounting policies
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on the company.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of the company which significantly affect its financial position and results of operations as at December 31, 2024:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	New York	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield.

F - 28

3. ACQUISITIONS
The following investments were accounted for using the equity method as the company has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
U.S. eFuels Portfolio
In December 2024, the company, together with its institutional partners, completed the acquisition of a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day for consideration of $45 million ($9 million net to the company).
Completed in 2023
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
U.S. Renewable Portfolio
On October 25 2023, the company, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for $1,083 million (approximately $308 million net to the company) $565 million (approximately $161 million net to the company) plus $518 million of deferred consideration (approximately $147 million net to the company). Total fair value of net assets acquired, net of non-controlling interest was $1,453 million. The total transaction costs related to the acquisition were $6 million (approximately $2 million net to the company) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Renewable Portfolio would have been $401 million for the year ended December 31, 2023.
Brazil Wind Portfolio
On November 6, 2023, the company, together with its institutional partners, completed the acquisition of a 100% interest in a 60 MW portfolio of operating wind assets in Brazil for total consideration of R$113 million ($23 million) (R$25 million ($5 million) net to the company). The company holds an approximately 22.5% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $9 million for the year ended December 31, 2023.

F - 29

The purchase price allocations, at fair value, as at December 31, 2023, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil Wind Portfolio	U.S. Renewable Portfolio	Brazil Wind Portfolio	Total
Cash and cash equivalents	$10	$88	$1	$99
Restricted cash	—	111	—	111
Trade receivables and other current assets	9	127	4	140
Property, plant and equipment	130	3,937	40	4,107
Financial instruments assets	—	38	—	38
Equity accounted investments	—	36	—	36
Other non-current assets	19	54	5	78
Accounts payable and accrued liabilities	(22)	(88)	(2)	(112)
Current portion of non-recourse borrowings	(4)	(187)	(2)	(193)
Financial instruments liabilities	—	(1,037)	—	(1,037)
Non-recourse borrowings	(45)	(905)	(17)	(967)
Deferred tax liabilities	—	(29)	—	(29)
Provisions	(2)	(219)		(221)
Other long-term liabilities	—	(130)	(6)	(136)
Fair value of net assets acquired	95	1,796	23	1,914
Non-controlling interests	—	(343)	—	(343)
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$95	$1,453	$23	$1,571

Completed in 2022
The following investments were accounted for using the equity method as the company has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
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

4. DISPOSAL OF ASSETS
On May 28, 2024, the company completed the sale of a 30 MW hydro asset in the U.S. for proceeds of approximately $67 million ($15 million net to the company) net of transaction fees. As a result of the disposition, the company derecognized $42 million of total assets, $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to the company) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, the company's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

F - 30

On May 31, 2024, the company completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$95 million ($18 million) net to the company). As a result of the disposition, the company derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in loss on disposition of $24 million ($9 million net to the company) recognized through other comprehensive income and $12 million ($5 million net to the company) recognized within Other in the consolidated statements of income (loss).
On November 29, 2024, the company completed the sale of a 90 MW portfolio of hydroelectric assets in Brazil for proceeds of $104 million ($40 million net to the company). As a result of the disposition, the company derecognized $157 million of total assets and $44 million of total liabilities from the consolidated statements of financial position. This resulted in a loss on disposition of $28 million ($11 million net to the company) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post tax portion of the accumulated revaluation surplus of $25 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On December 20, 2024, the company completed the sale of a 63 MW portfolio of solar assets, 682 MW portfolio of wind assets, and a 1.6 GW development pipeline in Spain and Portugal for proceeds of approximately €708 million ($741 million) (€276 million ($289 million) net to the company). As a result of the disposition, the company derecognized $1,186 million of total assets and $735 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition, net of transaction costs, foreign currency translation and investment hedge adjustments, of $295 million ($115 million net to the company) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, the company's post-tax portion of the accumulated revaluation surplus of $189 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
5% increase	$(5)	$(24)	$(30)	$(24)	$(23)	$(34)
5% decrease	5	24	30	24	23	34
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
5% increase	$26	$18	$18	$132	$163	$44
5% decrease	(26)	(18)	(18)	(132)	(163)	(44)
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

F - 32

The company will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact the company’s cash flows, primarily with respect to the interest payable against the company’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $7,129 million (2023: $7,766 million). Of this principal value, $2,583 million (2023: $3,423 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
1% increase	$(29)	$(91)	$(10)	$67	$89	$90
1% decrease	28	92	10	(72)	(95)	(95)
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
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2024	2023
Trade receivables and other short-term receivables	$652	$645
Financial instrument assets(1)	220	254
Due from related parties(1)	1,413	1,436
Long-term receivables	56	110
	$2,341	$2,445
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

AS AT DECEMBER 31, 2024 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$571	$—	$—	$571
Financial instrument liabilities(1)	151	209	499	859
Due to related parties(1)	544	—	—	544
Lease liabilities(1)	25	86	207	318
Non-recourse borrowings(1)	1,282	6,370	6,192	13,844
Interest payable on borrowings(2)	828	2,536	1,740	5,104
Total	$3,401	$9,201	$8,638	$21,240

AS AT DECEMBER 31, 2023 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$624	$—	$—	$624
Financial instrument liabilities(1)	305	609	646	1,560
Due to related parties(1)	456	—	—	456
Other long-term liabilities – concession payments	1	4	11	16
Lease liabilities(1)	31	235	235	501
Non-recourse borrowings(1)	1,891	6,363	7,963	16,217
Interest payable on borrowings(2)	1,097	3,189	2,491	6,777
Total	$4,405	$10,400	$11,346	$26,151
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

F - 34

The following table presents the company’s assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2024	2023
Assets measured at fair value:
Cash and cash equivalents	$624	$—	$—	$624	$627
Restricted cash(1)	85	—	—	85	202
Financial instrument assets(1)
IFRS 9 PPAs	—	—	8	8	9
Energy derivative contracts	—	60	—	60	86
Interest rate swaps	—	115	—	115	159
Foreign exchange swaps	—	37	—	37	—
Investments in debt and equity securities(2)	—	—	—	—	171
Property, plant and equipment	—	—	38,696	38,696	44,038
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs(3)	—	(42)	(69)	(111)	(500)
Energy derivative contracts	—	(108)	—	(108)	(74)
Interest rate swaps	—	(10)	—	(10)	(24)
Foreign exchange swaps	—	(45)	—	(45)	(284)
Tax equity	—	—	(378)	(378)	(935)
Liabilities for which fair value is disclosed:
Interests held in BRHC by the partnership(4)	(4,432)	—	—	(4,432)	—
BEPC exchangeable and class A.2 exchangeable shares(4)	(4,168)	—	—	(4,168)	—
Exchangeable and class B shares of BRHC	—	—	—	—	(4,721)
Non-recourse borrowings(1)	(1,788)	(11,887)	—	(13,675)	(16,243)
Total	$(9,679)	$(11,880)	$38,257	$16,698	$22,511
(1)Includes both the current amount and long-term amounts.
(2)Excludes $566 million (2023: nil) of investments in debt securities measured at amortized cost.
(3)During the year ended December 31, 2024, nil (2023: $56 million) was transferred to Level 3 to Level 2.
(4)BEPC class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 15 – BEPC Exchangeable Shares, BRHC Exchangeable Shares, Class A.2 Exchangeable Shares, BRHC Class B Shares and BRHC Class C Shares, the BEPC class B shares meet certain qualifying criteria and are presented as equity.

F - 35

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

	Financial Instruments Assets					Financial Instruments Liabilities
		Instruments not designated as hedges					Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Amortized cost	Total	Instruments designated as hedges	Fair value through profit & loss	Total	Net Assets (Liabilities)
IFRS 9 PPAs	$—	$9	$—	$—	$9	$(40)	$(460)	$(500)	$(491)
Energy derivative contracts	102	(16)	—	—	86	—	(74)	(74)	12
Interest rate swaps	123	36	—	—	159	(21)	(3)	(24)	135
Foreign exchange swaps	—	—	—	—	—	(268)	(16)	(284)	(284)
Investments in debt and equity securities	—	—	171	—	171	—	—	—	171
Tax equity	—	—	—	—	—	—	(935)	(935)	(935)
Balance, as at December 31, 2023	$225	$29	$171	$—	$425	$(329)	$(1,488)	$(1,817)	$(1,392)
Less: current portion					(124)			441	317
Long-term portion					$301			$(1,376)	$(1,075)

IFRS 9 PPAs	$—	$8	$—	$—	$8	$(41)	$(70)	$(111)	$(103)
Energy derivative contracts	3	57	—	—	60	(4)	(104)	(108)	(48)
Interest rate swaps	106	9	—	—	115	(10)	—	(10)	105
Foreign exchange swaps	19	18	—	—	37	(37)	(8)	(45)	(8)
Investments in debt and equity securities	—	—	—	566	566	—	—	—	566
Tax equity	—	—	—	—	—	—	(378)	(378)	(378)
Balance, as at December 31, 2024	$128	$92	$—	$566	$786	$(92)	$(560)	$(652)	$134
Less: current portion					(102)			244	142
Long-term portion					$684			$(408)	$276

F - 36

The following table presents the change in the company’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at December 31, 2023 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, disposals, settlements and other(3)	Foreign exchange gain (loss)	Balance as at December 31, 2024 asset (liability)
IFRS 9 PPAs(4)	$(491)	$(61)	$1	$62	$(1)	$387	$—	$(103)
Energy derivative contracts	12	(3)	—	40	(94)	(3)	—	(48)
Interest rate swaps	135	28	—	24	7	(87)	(2)	105
Foreign exchange swaps	(284)	71	—	92	—	113	—	(8)
Investments in debt and equity securities(5)	171	—	—	1	—	403	(9)	566
Tax equity	(935)	—	—	94	—	463	—	(378)
	$(1,392)	$35	$1	$313	$(88)	$1,276	$(11)	$134
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
(3)Includes $1,133 million derecognized on transfer of a U.S. renewables portfolio to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.
(4)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.
(5)Includes $566 million of investments in debt securities measured at amortized cost.

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

F - 37

(a)Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) gain in the consolidated statements of income (loss).
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
For the year ended December 31, 2024, gains of $94 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2023: $119 million gains and 2022: $146 million losses).
Based on market prices as of December 31, 2024, unrealized losses of $4 million (2023: $48 million loss and 2022: $37 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2024	December 31, 2023
Carrying amount (asset/(liability))	(42)	62
Notional amount – GWh	9,729	10,884
Weighted average hedged rate for the year ($/MWh)	55	58
Maturity dates	2025-2033	2024-2033
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(34)	97
Change in value of hedged item used to determine hedge effectiveness	(32)	(172)
There is $3 million of hedge ineffectiveness losses recognized in foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2024 (2023: $1 million loss and 2022: $18 million gain).

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2024, agreements with a total notional exposure of $2,431 million were outstanding (2023: $3,052 million) including $163 million (2023: $499 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.9% (2023: 2.9%).
For the year ended December 31, 2024, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $9 million losses (2023: $3 million losses and 2022: $2 million losses).
Based on market prices as of December 31, 2024, unrealized losses of $18 million (2023: $37 million and 2022: $41 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2024	December 31, 2023
Carrying amount (asset/(liability))	96	102
Notional amount – $	1,070	1,029
Notional amount – COP(1)	92	196
Notional amount – C$(1)	105	124
Notional amount – €(1)	1,001	1,204
Maturity dates	2025-2048	2024-2048
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(31)	(101)
Change in value of hedged item used to determine hedge effectiveness	32	101
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2024 foreign currency spot rate
The hedge ineffectiveness gains recognized within foreign exchange and financial instrument gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2024 was $1 million (2023: nil and 2022: $1 million).
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
At December 31, 2024, agreements with a total notional exposure of $2,962 million were outstanding (2023: $3,769 million) including $528 million (2023: $363 million) associated with agreements that are not formally designated as hedging instruments.
There are nil unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2023: nil and 2022: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2024	December 31, 2023
Carrying amount (asset/(liability))	(18)	(268)
Notional amount for hedges of the Colombian Peso(1)	2,061	2,602
Notional amount for hedges of the Euro(1)	254	530
Notional amount for hedges of the Brazilian real(1)	119	274
Maturity date	2025 - 2026	2024 - 2025
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,572	4,642
€/$ foreign exchange forward contracts	0.96	0.99
BRL/$ foreign exchange forward contracts	6.19	5.48
(1)Notional amounts expressed in millions of U.S. dollars

F - 40

6. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration, biomass, and eFuels) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
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
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items, and (3) other income includes but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income (loss).
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

F - 41

The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

F - 42

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2024:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests and other	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,189	$223	$238	$124	$—	$1,774	$(67)	$2,435	$4,142
Other income	33	106	66	8	56	269	—	160	429
Direct operating costs	(538)	(83)	(67)	(50)	(6)	(744)	29	(1,052)	(1,767)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	38	—	38
	684	246	237	82	50	1,299	—	1,543
Management service costs	—	—	—	—	(106)	(106)	—	—	(106)
Interest income (expense)	(229)	(47)	(68)	(24)	—	(368)	11	(761)	(1,118)
Current income taxes	(21)	(9)	—	(1)	—	(31)	—	(69)	(100)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(11)	—	(11)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(713)	(713)
Funds From Operations	434	190	169	57	(56)	794	—	—
Depreciation									(1,262)
Foreign exchange and financial instrument gain									238
Deferred income tax expense									(67)
Other									(76)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(1)									(549)
Remeasurement of interests held in BRHC by the partnership									58
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares									61
Remeasurement of exchangeable and class B shares of BRHC									574
Share of earnings (loss) from equity-accounted investments									(51)
Net income attributable to non-controlling interests									516
Net income attributable to the partnership									$236
(1)Share of loss from equity-accounted investments of $24 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $197 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $1,667 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests(1)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,212	$152	$165	$125	$—	$1,654	$(47)	$2,360	$3,967
Other income	51	33	23	18	21	146	(13)	451	584
Direct operating costs	(476)	(47)	(42)	(42)	(6)	(613)	22	(875)	(1,466)
Share of revenue, other income and direct operating costs from equity-accounted investments(2)	—	—	—	—	—	—	38	—	38
	787	138	146	101	15	1,187	—	1,936
Management service costs	—	—	—	—	(88)	(88)	—	—	(88)
Interest income (expense)	(261)	(28)	(50)	(21)	3	(357)	8	(668)	(1,017)
Current income taxes	(22)	(2)	(2)	—	—	(26)	—	(87)	(113)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(8)	—	(8)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(1,181)	(1,181)
Funds From Operations	504	108	94	80	(70)	716	—	—
Depreciation									(1,342)
Foreign exchange and financial instrument gain									159
Deferred income tax expense									40
Other									(61)
Dividends on BEPC exchangeable shares(2)									(241)
Remeasurement of BEPC exchangeable and BEPC class B shares									(106)
Share of loss from equity-accounted investments									(38)
Net income attributable to non-controlling interests									692
Net loss attributable to the partnership									$(181)
(1)Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 7 - Other Income
(2)Share of loss from equity-accounted investments of $8 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $489 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $1,258 million is comprised of Interest expense and Dividends on BEPC exchangeable shares.

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,095	$176	$167	$146	$—	$1,584	$(55)	$2,249	$3,778
Other income (loss)	44	10	37	8	—	99	1	(7)	93
Direct operating costs	(426)	(54)	(39)	(70)	(5)	(594)	30	(610)	(1,174)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	24	—	24
	713	132	165	84	(5)	1,089	—	1,632
Management service costs	—	—	—	—	(163)	(163)	—	(6)	(169)
Interest income (expense)	(175)	(29)	(50)	(20)	(3)	(277)	4	(539)	(812)
Current income taxes	(34)	(2)	(1)	—	—	(37)	—	(96)	(133)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(991)	(991)
Funds From Operations	504	101	114	64	(171)	612	—	—
Depreciation									(1,179)
Foreign exchange and financial instrument gain (loss)									(65)
Deferred income tax recovery (expense)									15
Other									(90)
Dividends on class A exchangeable shares(1)									(220)
Remeasurement of exchangeable and class B shares									1,800
Share of loss from equity-accounted investments									(14)
Net income attributable to non-controlling interests									644
Net income attributable to the partnership									$1,503
(1)Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $347 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $1,032 million is comprised of Interest expense and Dividends on BEPC exchangeable shares.

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at December 31, 2024
Cash and cash equivalents	$110	$42	$77	$24	$2	$255	$(19)	$388	$624
Property, plant and equipment, at fair value	13,678	1,724	1,516	1,374	—	18,292	(857)	21,261	38,696
Total assets	15,592	1,873	1,766	1,468	213	20,912	(277)	23,494	44,129
Total liabilities	7,698	1,140	1,520	575	8,636	19,569	(277)	12,729	32,021
As at December 31, 2023
Cash and cash equivalents	$89	$89	$68	$12	$—	$258	$(5)	$374	$627
Property, plant and equipment, at fair value	13,914	2,713	2,422	1,312	—	20,361	(752)	24,429	44,038
Total assets	15,899	2,986	2,604	1,370	392	23,251	(222)	26,392	49,421
Total liabilities	7,748	2,206	2,154	589	4,766	17,463	(222)	15,051	32,292

F - 46

Geographical Information
The following table presents consolidated revenue split by technology for the year ended December 31:

(MILLIONS)	2024	2023	2022
Hydroelectric	$2,620	$2,505	$2,307
Wind	670	609	647
Utility-scale solar	643	632	567
Distributed energy & sustainable solutions	209	221	257
	$4,142	$3,967	$3,778
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2024	December 31, 2023
North America	$21,630	$26,082
Colombia	12,431	10,585
Brazil	3,674	4,888
Europe	1,714	3,127
	$39,449	$44,682

7. OTHER INCOME
The company’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2024	2023	2022
Interest and other investment income	$101	$87	$32
Gain on regulatory and contract settlement	—	22	43
Gain on disposition	324	72	—
Other(1)	4	403	18
	$429	$584	$93
(1)During the year ended December 31, 2023, the company’s application of the acquisition method for its completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. The difference in value of $370 million was recorded within Other income in the consolidated statements of income (loss). Refer to Note 3 - Acquisitions for more details.
8. DIRECT OPERATING COSTS
The company’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Fuel and power purchases(1)		$(718)	$(560)	$(396)
Salaries and benefits		(332)	(263)	(224)
Operations and maintenance		(289)	(252)	(246)
Water royalties, property taxes and other regulatory fees		(208)	(169)	(159)
Professional fees		(90)	(70)	(24)
Insurance		(64)	(52)	(56)
Other related party services	27	(2)	(2)	(7)
Other		(64)	(98)	(62)
		$(1,767)	$(1,466)	$(1,174)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
Direct operating costs exclude depreciation expense of $1,262 million (2023: $1,342 million and 2022: $1,179 million) which is presented separately.

F - 47

9. OTHER
The company’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Change in fair value of property, plant and equipment	12	$(103)	$(46)	$(5)
Amortization of service concession assets		—	(11)	(10)
Transaction costs		(4)	(3)	—
Other		31	(1)	(75)
		$(76)	$(61)	$(90)
10. FOREIGN CURRENCY TRANSLATION
The company’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Foreign currency translation on:
Property, plant and equipment, at fair value	12	$(2,501)	$2,640	$(1,490)
Goodwill	16	(94)	149	(126)
Borrowings	13	874	(713)	545
Deferred income tax liabilities and assets	11	445	(670)	454
Other assets and liabilities		(10)	(132)	59
		$(1,286)	$1,274	$(558)
11. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2024	2023	2022
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(100)	$(113)	$(133)
Deferred taxes
Origination and reversal of temporary differences	(27)	52	(10)
Relating to change in tax rates / imposition of new tax laws	—	—	10
Relating to unrecognized temporary differences and tax losses	(40)	(12)	15
	(67)	40	15
Total income tax recovery	$(167)	$(73)	$(118)
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2024	2023	2022
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$20	$(8)	$(60)
Other	4	5	(14)
Revaluation surplus
Origination and reversal of temporary differences	(1,220)	115	(679)
Relating to changes in tax rates / imposition of new tax laws	—	—	34
	$(1,196)	$112	$(719)

F - 48

The company’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2024	2023	2022
Statutory income tax expense(1)	$(176)	$(112)	$(575)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(37)	(6)	(8)
Portion of (losses) gains subject to different tax rates	(27)	23	—
Differences between statutory rate and future tax rate and tax rate changes	—	—	10
Non-controlling interest	13	87	19
Subsidiaries’ income taxed at different rates	19	27	10
Non-deductible expenses (recovery)	39	(93)	426
Other	2	1	—
Effective income tax expense	$(167)	$(73)	$(118)
(1)Statutory income tax recovery (expense) is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of the company’s subsidiaries using the domestic rate in each tax jurisdiction.
The company’s effective income tax rate was 27.8% for the year ended December 31, 2024 (2023: 19.2% and 2022: 6.0%). The effective tax rate is different than the statutory rate primarily due to rate differentials, changes in tax assets not recognized, non-deductible expenses, non-controlling interests income not subject to tax, and legislative changes in tax rates during the year.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2024	2023	2022
Less than four years	$—	$—	$—
Thereafter	138	133	122

F - 49

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2022	$879	$(5,813)	$(4,934)
Recognized in net income (loss)	16	(1)	15
Recognized in equity	—	(728)	(728)
Foreign exchange	2	452	454
As at December 31, 2022	897	(6,090)	(5,193)
Recognized in net income (loss)	(58)	98	40
Recognized in equity	—	117	117
Business combinations and disposals	—	(11)	(11)
Foreign exchange	—	(670)	(670)
As at December 31, 2023	839	(6,556)	(5,717)
Recognized in net income (loss)	(106)	39	(67)
Recognized in equity	(2)	(1,213)	(1,215)
Business combinations and disposals(1)	—	117	117
Foreign exchange	(6)	451	445
As at December 31, 2024	$725	$(7,162)	$(6,437)
(1)Includes $28 million transferred to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.
The deferred income tax liabilities include $6,256 million (2023: $5,153 million and 2022: $5,178 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $5,127 million (2023: $5,216 million and 2022: $4,952 million).

F - 50

12. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2022		$25,139	$4,875	$6,481	$241	$36,736
Additions, net		1	47	229	—	277
Transfer from construction work-in-progress		117	268	316	1	702
Acquisitions through business combinations	3	—	2,164	1,540	—	3,704
Disposals	4	—	—	—	(5)	(5)
Items recognized through OCI:
Change in fair value		(417)	127	(18)	(39)	(347)
Foreign exchange	10	2,296	94	174	14	2,578
Items recognized through net income:
Change in fair value		(12)	(13)	(35)	19	(41)
Depreciation		(533)	(390)	(385)	(34)	(1,342)
As at December 31, 2023		26,591	7,172	8,302	197	42,262
Additions, net(4)		4	31	(53)	—	(18)
Transfer from construction work-in-progress		82	246	410	—	738
Transfer to assets held for sale		—	—	—	(9)	(9)
Disposals(5)	4	(174)	(2,705)	(1,863)	(39)	(4,781)
Items recognized through OCI:
Change in fair value		2,846	(4)	(65)	101	2,878
Foreign exchange	10	(1,687)	(222)	(466)	(19)	(2,394)
Items recognized through net income:
Change in fair value		(51)	(9)	(12)	(31)	(103)
Depreciation		(507)	(369)	(370)	(16)	(1,262)
As at December 31, 2024		$27,104	$4,140	$5,883	$184	$37,311
Construction work-in-progress, at fair value
As at December 31, 2022		$212	$497	$380	$3	$1,092
Additions, net		129	590	358	10	1,087
Transfer to property, plant and equipment		(117)	(268)	(316)	(1)	(702)
Acquisitions through business combinations	3	—	80	323	—	403
Items recognized through OCI:
Change in fair value		—	(112)	(36)	—	(148)
Foreign exchange	10	(2)	33	32	(1)	62
Items recognized through net income:
Change in fair value		(1)	(17)	—	—	(18)
As at December 31, 2023		221	803	741	11	1,776
Additions, net		115	216	393	54	778
Transfer to property, plant and equipment		(82)	(246)	(410)	—	(738)
Disposals(6)	4	(1)	(148)	(390)	(3)	(542)
Items recognized through OCI:
Change in fair value		—	(15)	165	68	218
Foreign exchange	10	(10)	(64)	(33)	—	(107)
As at December 31, 2024		$243	$546	$466	$130	$1,385
Total property, plant and equipment, at fair value
As at December 31, 2023(2)(3)		$26,812	$7,975	$9,043	$208	$44,038
As at December 31, 2024(2)(3)		$27,347	$4,686	$6,349	$314	$38,696
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $34 million (2023: $43 million) in our hydroelectric segment, $119 million (2023: $143 million) in our wind segment, $126 million (2023: $277 million) in our solar segment and nil (2023: nil) in other.
(3)Includes land not subject to revaluation of $200 million (2023: $217 million) in our hydroelectric segment, $12 million (2023: $13 million) in our wind segment, $44 million (2023: $58 million) in our solar segment, and $1 million (2023: $1 million) in other.
(4)Includes fair value changes to decommissioning assets of $88 million.
(5)Includes $3,529 million transferred to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.
(6)Includes $538 million transferred to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.

F - 51

During the year ended December 31, 2024, the company, together with its institutional partners, completed the acquisition of the following investment. It is accounted for as an asset acquisition as it does not constitute a business combination under IFRS 3:
•A 123 MW portfolio of utility-scale solar development assets in the U.S., with $93 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 20% economic interest.
The fair value of the company's property, plant and equipment is calculated as described in Notes 1(i) – Property, plant and equipment and revaluation method and 1(t)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(u)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. The company has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate(1)
Contracted	5.1% - 5.8%	5.0% - 5.7%	8.5%	8.7%	9.6%	8.4%	4.9%	4.8%
Uncontracted	6.1% - 7.0%	6.0% - 6.9%	9.8%	10.0%	10.8%	9.7%	4.9%	4.8%
Terminal capitalization rate(2)	5.1%	5.0%	7.3%	8.0%	N/A	N/A	N/A	N/A
Terminal year(3)	2045	2044	2044	2043	2053	2054	2036	2037
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
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2024
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(890)	$(400)	$(80)	$(20)	$(1,390)
25 bps decrease in discount rates	980	550	80	20	1,630
5% increase in future energy prices	890	560	90	—	1,540
5% decrease in future energy prices	(890)	(560)	(90)	—	(1,540)
25 bps increase in terminal capitalization rate	(270)	(120)	—	—	(390)
25 bps decrease in terminal capitalization rate	300	130	—	—	430

	2023
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(960)	$(340)	$(110)	$(40)	$(1,450)
25 bps decrease in discount rates	1,030	380	120	40	1,570
5% increase in future energy prices	890	540	120	—	1,550
5% decrease in future energy prices	(890)	(540)	(120)	—	(1,550)
25 bps increase in terminal capitalization rate	(320)	(80)	—	—	(400)
25 bps decrease in terminal capitalization rate	360	90	—	—	450
Terminal values are included in the valuation of hydroelectric assets in the United States and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2024,

F - 52

including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2023: 34 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2024:

	North America	Colombia	Brazil	Europe
1 - 5 years	65%	66%	84%	100%
6 - 10 years	47%	32%	74%	100%
11 - 20 years	29%	4%	41%	100%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$88	COP	310,000	R$	301	€53
11 - 20 years	127		398,000	393		66
(1)Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$88	COP	494,000	R$	306	N/A
11 - 20 years	116		684,000	431		N/A
(1)Assumes nominal prices based on weighted-average generation.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2028 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $97 million (2023: $125 million).
Had the company’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2024	2023
Hydroelectric	$8,125	$9,218
Wind	3,494	6,379
Solar	5,122	7,798
Other(1)	100	163
	$16,841	$23,558
(1)Includes biomass and cogeneration.

F - 53

13. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of CDOR with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on the company’s financial reporting.
As at December 31, 2024, the company’s floating rate borrowings have not been materially impacted by CORRA reforms.
The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.7	6	$7,599	$7,555	8.9	7	$7,413	$7,451
Wind	5.9	8	2,004	1,943	6.2	7	3,260	3,249
Utility-scale solar	6.1	11	3,514	3,484	6.0	12	4,808	4,820
Distributed energy & sustainable solutions	5.1	9	727	693	5.3	10	736	723
Total	6.9	8	$13,844	$13,675	7.3	9	$16,217	$16,243
Add: Unamortized premiums (discounts)(3)			6				(77)
Less: Unamortized financing fees(3)			(75)				(68)
Less: Current portion			(1,282)				(1,891)
			$12,493				$14,181
(1)Includes $1 million (2023: $149 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $13 million (2023: $14 million) outstanding to an associate of Brookfield. Refer to Note 27 - Related party transactions for more details.
(3)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.

F - 54

Future repayments of the company’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2025	2026	2027	2028	2029	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$699	$1,617	$495	$492	$1,198	$3,098	$7,599
Wind	250	93	92	420	286	863	2,004
Utility-scale solar	294	239	196	474	366	1,945	3,514
Distributed energy & sustainable solutions	39	35	91	184	92	286	727
	$1,282	$1,984	$874	$1,570	$1,942	$6,192	$13,844
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Non-recourse borrowings
Unamortized financing fees and discounts, beginning of year	$(68)	$(82)
Additional financing fees and discounts	(31)	(11)
Amortization of financing and discounts fees	22	13
Foreign exchange translation and other	2	12
Unamortized financing fees and discounts, end of year	$(75)	$(68)
The following table outlines the change in the unamortized premiums (discounts) of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$(77)	$17
Additional premiums and discounts	—	(90)
Amortization of premiums and discounts fees	3	(1)
Disposals(1)	92	—
Foreign exchange translation and other	(12)	(3)
Unamortized premiums fees and discounts, end of year	$6	$(77)
(1)Includes $90 million transferred to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.

Supplemental Information
The following table outlines changes in the company's borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Other(2)(3)(4)	December 31
2024
Non-recourse borrowings	$16,072	493	—	(587)	(2,203)	$13,775
2023
Non-recourse borrowings	$13,715	588	1,160	(164)	773	$16,072
(1)Excludes $310 million (2023: $(19) million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes nil (2023: $31 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes $1,507 million transferred to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.

F - 55

14. NON-CONTROLLING INTERESTS
The company’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2024	2023
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$10,508	$11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	259	272
	$10,767	$11,342

F - 56

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2023	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Acquisition	Disposal	Return of capital	Distributions	Other	As at December 31, 2024
Brookfield Americas Infrastructure Fund	78%	$75	$22	$(1)	$—	$—	$—	$(21)	$(31)	$—	$44
Brookfield Infrastructure Fund II	43% - 60%	2,462	(9)	(323)	—	—	—	(68)	(54)	3	2,011
Brookfield Infrastructure Fund III	23% - 71%	2,658	91	341	—	—	—	—	(82)	(22)	2,986
Brookfield Infrastructure Fund IV	75%	1,007	(42)	(159)	44	—	—	—	(8)	—	842
Brookfield Infrastructure Fund V	N/A	917	(2)	(40)	54	—	(940)	—	—	11	—
Isagen institutional partners	53%	2,704	100	801	—	—	—	—	(158)	—	3,447
Isagen public non-controlling interests	0.3%	17	1	5	—	—	—	—	(1)	—	22
The Catalyst Group	25%	122	12	(3)	—	—	—	—	(6)	—	125
TerraForm Power	19%	188	28	(11)	—	—	—	—	—	(12)	193
Other	0.3% - 80%	920	(8)	101	170	—	(329)	(44)	(39)	67	838
Total		$11,070	$193	$711	$268	$—	$(1,269)	$(133)	$(379)	$47	$10,508

(MILLIONS)	Interests held by third parties	As at December 31, 2022	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Acquisition	Disposal	Return of capital	Distributions	Other	As at December 31, 2023
Brookfield Americas Infrastructure Fund	75% - 78%	$477	27	(43)	—	—	(388)	—	(25)	27	$75
Brookfield Infrastructure Fund II	43% - 60%	2,615	64	(96)	—	—	—	—	(123)	2	2,462
Brookfield Infrastructure Fund III	23% - 71%	3,061	65	210	—	—	(14)	—	(644)	(20)	2,658
Brookfield Infrastructure Fund IV	75%	707	(3)	205	102	—	—	—	(6)	2	1,007
Brookfield Infrastructure Fund V	71%	—	291	—	410	—	—	(140)	—	356	917
Isagen institutional partners	53%	2,159	98	603	—	—	—	—	(156)	—	2,704
Isagen public non-controlling interests	0.3%	13	1	4	—	—	—	—	(1)	—	17
The Catalyst Group	25%	115	7	3	—	—	—	—	(3)	—	122
TerraForm Power	19%	832	9	(62)	—	—	(13)	—	(279)	(299)	188
Other	0.3% - 80%	701	(78)	3	77	343	(3)	—	(116)	(7)	920
Total		$10,680	$481	$827	$589	$343	$(418)	$(140)	$(1,353)	$61	$11,070

F - 57

(MILLIONS)	Interests held by third parties	As at December 31, 2021	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Disposal	Distributions	Other	As at December 31, 2022
Brookfield Americas Infrastructure Fund	75% - 78%	$686	19	(103)	—	(54)	(71)	—	$477
Brookfield Infrastructure Fund II	43% - 60%	2,251	(34)	448	4	—	(55)	1	2,615
Brookfield Infrastructure Fund III	23% - 71%	3,186	110	156	—	—	(393)	2	3,061
Brookfield Infrastructure Fund IV	75%	261	1	164	276	—	—	5	707
Brookfield Infrastructure Fund V	N/A	—	—	—	—	—	—	—	—
Isagen institutional partners	53%	2,442	179	67	—	—	(524)	(5)	2,159
Isagen public non-controlling interests	0.3%	13	1	1	—	—	(1)	(1)	13
The Catalyst Group	25%	132	11	(19)	—	—	(9)	—	115
TerraForm Power	33%	853	32	67	—	—	(123)	3	832
Other	0.3% - 80%	473	17	1	289	—	(92)	13	701
Total		$10,297	$336	$782	$569	$(54)	$(1,268)	$18	$10,680
The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to the company: the remainder is held by the partnership.

			For the year ended December 31, 2024				For the year ended December 31, 2023				For the year ended December 31, 2022
(MILLIONS)	Interests held by third parties	Place of business	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests
Brookfield Americas Infrastructure Fund	78%	North America	$8	$30	$32	$22	$56	$34	$(19)	$27	$120	$25	$(106)	$19
Brookfield Infrastructure Fund II	43% - 60%	United States, Brazil	317	(16)	(619)	(10)	339	118	(69)	64	324	(71)	726	(34)
Brookfield Infrastructure Fund III(1)	71%	United States, Brazil, Europe	75	(6)	11	(4)	65	18	36	13	80	(4)	71	(3)
Brookfield Infrastructure Fund IV	75%	Brazil	181	(56)	(267)	(42)	128	(4)	269	(3)	112	2	220	1
Brookfield Infrastructure Fund V	N/A	United States	53	8	(43)	(2)	45	411	411	291	—	—	—	—
Isagen(2)	77%	Colombia	1,489	191	1,712	148	1,285	186	1,331	144	1,135	340	467	257
The Catalyst Group	25%	United States	129	49	37	12	102	27	40	7	131	44	(32)	11
TerraForm Power(3)	61%	North America, South America, Europe	1,199	131	48	73	1,213	(27)	(93)	(34)	1,324	94	301	63
Other	0.3% - 80%	North America, South America	79	(11)	123	(4)	60	(58)	(210)	(28)	10	21	23	22
Total			$3,530	$320	$1,034	$193	$3,293	$705	$1,696	$481	$3,236	$451	$1,670	$336
(1)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(2)The total third parties’ ownership interest in Isagen as of December 31, 2024 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen institutional partners: 52.6% and other non-controlling interests: 0.3%.

F - 58

(3)The total third parties’ ownership interest in TerraForm Power as of December 31, 2024 was 60.7% and comprised of Brookfield Infrastructure Fund III: 34.9%, Brookfield Global Infrastructure Income Fund: 6.8% and the remainder is held by the partnership.

			As at December 31, 2024:					As at December 31, 2023:
(MILLIONS)	Interests held by third parties	Place of business	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests
Brookfield Americas Infrastructure Fund	78%	North America	$65	$140	$12	$15	$44	$106	$112	$12	$18	$75
Brookfield Infrastructure Fund II	43% - 60%	United States, Brazil	4,944	5,100	1,306	1,458	2,011	5,878	6,054	1,320	1,590	2,462
Brookfield Infrastructure Fund III(1)	71%	United States, Brazil, Europe	2,073	2,088	461	474	1,152	2,081	2,100	472	480	1,157
Brookfield Infrastructure Fund IV	75%	Brazil	1,948	2,248	966	1,128	843	2,286	2,508	989	1,168	1,007
Brookfield Infrastructure Fund V	N/A	United States	—	—	—	—	—	2,357	2,538	462	1,611	917
Isagen(2)	77%	Colombia	12,431	13,958	3,251	7,443	5,041	10,585	11,601	3,000	6,498	3,948
The Catalyst Group	25%	United States	996	1,007	394	406	125	1,024	1,036	439	447	122
TerraForm Power(3)	61%	North America, South America, Europe	7,933	8,731	5,006	7,281	1,056	9,718	10,528	6,056	9,106	1,036
Other	0.3% - 80%	North America, South America	472	684	74	338	236	1,964	2,280	834	1,500	346
Total			$30,862	$33,956	$11,470	$18,543	$10,508	$35,999	$38,757	$13,584	$22,418	$11,070
(1)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(2)The total third parties’ ownership interest in Isagen as of December 31, 2024 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen institutional partners: 52.6% and other non-controlling interests: 0.3%.
(3)The total third parties’ ownership interest in TerraForm Power as of December 31, 2024 was 60.7% and comprised of Brookfield Infrastructure Fund III: 34.9%, Brookfield Global Infrastructure Income Fund: 6.8% and the remainder is held by the partnership.

F - 59

The following table summarizes certain financial information regarding Participating non-controlling interests – in a holding subsidiary held by the partnership:

(MILLIONS)	2024	2023	2022
For the year ended December 31:
Revenue	$1,838	$1,627	$1,407
Net income	151	217	475
Comprehensive income	1,368	1,407	863
Net income allocated to participating non-controlling interests – in a holding subsidiary held by the partnership	4	8	11
As at December 31:
Property, plant and equipment, at fair value	$15,580	$14,406
Total assets	17,674	16,117
Total borrowings	4,537	4,346
Total liabilities	9,077	8,421
Carrying value of participating non-controlling interests – in a holding subsidiary held by the partnership	259	272
15. BEPC EXCHANGEABLE SHARES, BRHC EXCHANGEABLE SHARES, CLASS A.2 EXCHANGEABLE SHARES, BRHC CLASS B SHARES AND BRHC CLASS C SHARES
The BEPC exchangeable shares, BRHC class B shares, BRHC class C shares and class A.2 exchangeable non-voting shares of BRHC (“class A.2 exchangeable shares”) are classified as liabilities due to their exchange and cash redemption features.
The BRHC exchangeable shares that were issued pursuant to the special distribution and the TerraForm Power acquisition were initially recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BRHC exchangeable shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows were based on the price of one BEP unit.
As a result of the Arrangement completed, holders of the BRHC exchangeable shares, other than Brookfield, received BEPC exchangeable shares in exchange for their BRHC exchangeable shares on a one-for-one basis and Brookfield transferred their BRHC exchangeable shares in exchange for class A.2 shares on a one-for-one basis.
The BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC. The BEPC exchangeable shares are classified as liabilities due to their exchangeable and cash redemption features and were recognized on the date of the arrangement at their fair value of $23.09 per share. Subsequent to initial recognition, the BEPC exchangeable shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2024, the BEPC exchangeable shares were remeasured to $22.79 per share to reflect the NYSE closing price of a BEP unit.
The class A.2 exchangeable shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or BEP units on a one-for-one basis. BEPC, however, has the right, at its sole discretion, to satisfy any such redemption request at its cash equivalent. The class A.2 exchangeable shares are classified as liabilities due to their exchangeable and cash redemption features and were recognized on the date of the arrangement at their fair value of $28.48 per share up to the ownership cap and $23.09 for the remaining shares. These contractual cash flows are based on the price of one BEPC unit up to the ownership cap and one BEP unit for the remaining shares. As at December 31, 2024, the class A.2 exchangeable shares up to the ownership cap were remeasured to $27.66 per share and the remaining shares were remeasured to $22.79 per share to reflect the NYSE closing price of a BEPC share and a BEP unit respectively.

F - 60

Prior to the Arrangement, class C shares were classified as financial liabilities due to their cash redemption feature, however they met certain qualifying criteria and were presented as equity instruments given the narrow scope presentations existing in IAS 32. Following the Arrangement and upon consolidation of BRHC into the company, the class C shares are presented as financial liabilities and were recognized on the date of the arrangement at their fair value of $23.09 per share. Subsequent to initial recognition, the class C shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2024, the class C shares were remeasured to $22.79 per share to reflect the NYSE closing price of a BEP unit.
During the year ended December 31, 2024, our shareholders exchanged 10,675 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2023: 8,465 shares resulting in a decrease of less than $1 million. 2022: 12,308 shares resulting in a decrease of less than $1 million). The company declared and paid dividends of $256 million and $256 million, respectively (2023: $241 million and $241 million, respectively. 2022: $220 million and $220 million, respectively.) on its BEPC exchangeable shares outstanding during the year ended December 31, 2024. The company declared and paid dividends of $293 million and $293 million, respectively (2023: nil and nil and 2022: nil and nil) on its BRHC class C shares outstanding during the year ended December 31, 2024. Dividends on BEPC exchangeable shares and BRHC class C shares are presented as interest expense in the consolidated statements of income (loss).

F - 61

The following table provides a continuity schedule of outstanding BEPC exchangeable shares, class A.2 exchangeable shares, BRHC class B shares and BRHC class C shares along with the corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (units)	Class A.2 exchangeable shares outstanding (units)	BRHC class B shares outstanding (units)	BRHC class C shares outstanding (units)	Shares classified as financial liability ($ millions)
Balance, as at December 31, 2022	172,218,098	—	165	$—	$4,364
Share issuance(1)	7,441,893	—	—	—	251
Share exchanges	(8,465)	—	—	—	—
Remeasurement of liability	—	—	—	—	106
Balance, as at December 31, 2023	179,651,526	—	165	—	4,721
Share issuance(1)	—	—	—	—	—
Share exchanges	(10,675)	—	—	—	—
Arrangement	(34,719,683)	34,719,683	(55)	194,460,874	4,572
Remeasurement of liability	—	—	—	—	(693)
Balance, as at December 31, 2024	144,921,168	34,719,683	110	194,460,874	$8,600
(1)Includes restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.

As part of the Arrangement, our company issued 43,661 class B shares to Brookfield Renewable in exchange for $1 million.
Similar to BEPC exchangeable shares, BRHC class B shares, BRHC class C shares and class A.2 exchangeable shares, BEPC Class B shares are classified as liabilities due to their cash redemption feature. However, BEPC class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
As at December 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining BEPC exchangeable shares are held by public investors.
In December 2024, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 8,982,042 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2024.

F - 62

16. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2022		$723
Disposals	4	(18)
Foreign exchange and other		149
Balance, as at December 31, 2023		854
Disposals	4	(63)
Foreign exchange and other		(99)
Balance, as at December 31, 2024		$692
As at December 31, 2024, $610 million (2023: $704 million) of goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, the company removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As at December 31, 2024, the company performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant to the total balance, and was allocated to the related wind and utility-scale solar assets in Spain (nil and $82 million) (2023: $47 million and $103 million), respectively.
17. CAPITAL MANAGEMENT
The company’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions. The company’s capital is monitored through the debt-to-total capitalization ratio on a consolidated basis. As at December 31, 2024 this ratio was 34% (2023: 37%).
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

F - 63

The company’s strategy is to maintain the measures set out in the following schedule as at December 31:

(MILLIONS)	2024	2023
Non-recourse borrowings(1)	$13,844	$16,217

Deferred income tax liabilities, net(2)	6,437	5,717
Interests held in BRHC by Brookfield renewable	4,432	—
BEPC exchangeable and class A.2 exchangeable shares	4,168	—
Exchangeable and class B shares of BRHC	—	4,721
Equity
Participating non-controlling interest – in operating subsidiaries	10,508	11,070
Participating non-controlling interest – in a holding subsidiary held by Brookfield Renewable	259	272
The partnership	1,341	5,787
Total capitalization	$40,989	$43,784
Debt-to-total capitalization	34%	37%
(1)Excludes $69 million (2023: $145 million) of deferred financing fees, net of unamortized premiums.
(2)Deferred income tax liabilities less deferred income tax assets.
18. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments:

(MILLIONS)	2024	2023
Balance, beginning of year	$644	$451
Investment	110	22
Acquisitions through business combinations	—	36
Disposal(1)	(25)	—
Share of net (loss) income	(24)	(8)
Share of other comprehensive income (loss)	134	50
Dividends received	(74)	(14)
Change in basis of accounting	—	104
Foreign exchange translation and other	(12)	3
Balance, end of year	$753	$644
(1)Includes $25 million transferred to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.

19. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2024	2023
Cash	$285	$393
Cash subject to restriction	232	186
Short-term deposit	107	48
	$624	$627

F - 64

20. RESTRICTED CASH
The company’s restricted cash as at December 31 is as follows:

(MILLIONS)	2024	2023
Operations	42	$163
Credit obligations	37	39
Development projects	6	—
Total	85	202
Less: non-current	(46)	(37)
Current	$39	$165
21. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2024	2023
Trade receivables	$462	$503
Collateral deposits(1)	196	169
Short term deposits and advances	88	2
Prepaids and other	50	76
Income tax receivables	37	57
Inventory	35	65
Other short-term receivables	65	83
	$933	$955
(1)    Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company’s risk management strategy.
As at December 31, 2024, 86% (2023: 92%) of trade receivables were current. The company does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2024 and 2023 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
22. OTHER LONG-TERM ASSETS
The company’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2024	2023
Restricted cash	20	$46	$37
Long-term receivables		56	110
Due from related parties	27	9	9
Intangibles(1)		5	7
Other		18	21
		$134	$184
(1) Relates to certain power generating facilities that operate under service concession arrangements.
At December 31, 2024 and 2023, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.

F - 65

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2024	2023
Operating accrued liabilities	$218	$365
Accounts payable	172	184
Interest payable on non-recourse borrowings	89	152
Current portion of lease liabilities	25	31
BEPC exchangeable shares and Class A.2 exchangeable shares distributions payable(1)	17	16
Income tax payable	9	35
Other	41	24
	$571	$807
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
24. PROVISIONS
The following table presents the change in the decommissioning liabilities for the company:

(MILLIONS)	2024	2023
Balance, beginning of the year	$726	$314
Acquisitions through business combinations	—	221
Disposals(1)	(278)	(1)
Accretion	20	11
Changes in estimates(2)	(88)	169
Foreign exchange and other	9	12
Balance, end of the year	$389	$726
(1)Includes $239 million transferred to a subsidiary of the partnership. Refer to Note 27 - Related party transactions for more details.
(2)Changes in estimates are driven by changes in underlying assumptions used as inputs to determine the value of the retirement obligation.
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
Provisions also includes contingent and deferred acquisition consideration of $5 million (2023: $157 million).
25. OTHER LONG-TERM LIABILITIES
The company’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Note	2024	2023
Lease liabilities		$293	$470
Regulatory liabilities(1)		—	104
Pension obligations		46	57
Other		77	94
		$416	$725
(1)    Regulatory liabilities are related to the regulated pricing mechanism at certain of the company’s Spanish assets.

F - 66

26. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2024, the company had $262 million (2023: $865 million) of capital expenditure commitments outstanding, of which $199 million is payable in 2025, $58 million in 2026 to 2029, and $5 million thereafter.
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
Letters of credit issued by the company's subsidiaries as at December 31, 2024 were $1,002 million (2023: $1,135 million).
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

F - 67

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
The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
In connection with the Arrangement, the company entered into two deposit agreements with one or more subsidiaries of the partnership, one as depositor or lender and one as depositee or borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the company, as borrower, entered into a credit agreement with a subsidiary of the partnership, as lender, pursuant to which the subsidiary of the partnership established a revolving credit facility in the aggregate principal amount of $150 million in favour of the company.
The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
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

F - 68

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
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) (the "Base Management Fee"). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC's proportionate share of the Base Management Fee. There has been no change in how the base management fee and incentive distribution fees are calculated as a result of the Arrangement. BEPC's proportionate share of the Base Management Fee will be calculated on the basis of the value of BEPC's business relative to that of the partnership. The Base Management Fee for the year ended December 31, 2024 was $106 million (2023: $88 million and 2022: $169 million).
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

F - 69

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
Brookfield Renewable from time to time may enter into other power purchase agreements with Brookfield and its subsidiaries to deliver electricity, attributes related to generation and other related services. These agreements are typically entered into at market rates. During the year ended December 31, 2024 Brookfield Renewable recognized $68 million (2023: $10 million) in related party revenue and less than $1 million in financial instrument gains (2023: less than $1 million) related to these contracts. As at December 31, 2024 Brookfield Renewable had a financial instrument balance of less than $1 million for such contracts classified under IFRS 9.
Credit facilities and funds on deposit
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at SOFR plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2024 (December 31, 2023: nil). The interest expense on the Brookfield revolving credit facility and deposit for the year ended December 31, 2024 totaled nil (2023: nil. 2022: nil).
On March 26, 2024, as part of normal course organizational structuring initiatives of our group, the company transferred 100% of its interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of the partnership, for a nominal amount of consideration, to achieve the optimal holding structure for tax purposes. As a result of the disposition, the company derecognized $4.5 billion of total assets, $3.2 billion of total liabilities and $1.3 billion of non-controlling interest from the consolidated statements of financial position. This resulted in a loss on disposition of $63 million recognized within contributed surplus in the consolidated statements of changes in equity.
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
Brookfield Wealth Solutions
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by the company. Brookfield Wealth Solutions frequently participates alongside market participants at market rates and as at December 31, 2024, $13 million of non-recourse borrowings (2023: $14 million) were due to Brookfield Wealth Solutions. As at December 31, 2024, the company had $58 million (2023: $184 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.

F - 70

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2024	2023	2022
Revenues
Power purchase and revenue agreements	$68	$10	$72

Other income
Interest income	$42	$29	$9
Distribution income	3	7	—
	$45	$36	$9

Direct operating costs
Energy purchases(1)	$(27)	$(19)	$(22)
Energy marketing fee & other services	(2)	(2)	(7)
	$(29)	$(21)	$(29)

Interest expense
Borrowings and distributions(2)	$(462)	$(140)	$(94)

Other
Other related party services (expense) income	$(5)	$3	$(4)
Financial instrument gain	2	9	4
	$(3)	$12	$—

Management service costs	$(106)	$(88)	$(169)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. The company recognized nil (2023: nil 2022: nil) gains associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Includes distributions on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares of $14 million, $49 million and $293 million, respectively. (2023: $60 million, nil and nil, respectively. 2022: $57 million, nil and nil, respectively).

F - 71

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2024	2023
Current assets
Due from related parties
Amounts due from	Brookfield	$30	$39
	The partnership	1,363	1,366
	Equity-accounted investments and other	11	22
		$1,404	$1,427

Non-current assets
Financial instrument assets	Brookfield	$—	$170

Due from related parties
Amounts due from	The partnership	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$34	$26
	The partnership	480	238
	Brookfield Wealth Solutions and associates	24	184
	Equity-accounted investments and other	6	8
		$544	$456

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$53	$79
	The partnership	$452	$850
	Brookfield Wealth Solutions and associates	$34	$—
	Equity-accounted investments and other	$2	$1
		541	930

Non-recourse borrowings	Brookfield Wealth Solution and associates	13	14
Current assets
Amounts due from Brookfield and the partnership are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield and the partnership are unsecured, payable on demand and relate to recurring transactions.

F - 72

28. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2024	2023	2022
Trade receivables and other current assets	$(138)	$535	$(270)
Accounts payable and accrued liabilities	18	(51)	175
Other assets and liabilities	(144)	(79)	(8)
	$(264)	$405	$(103)

29. SUBSEQUENT EVENTS

Subsequent to year-end, the company, together with its institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to the company). The terms of the transaction imply an enterprise value for the portfolio of $1,735 million. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.

F - 73