Form 20-F
period 2025-12-31
Brookfield Renewable Corp
filed 2026-02-27
CIK 1791863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-56730
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
144,885,110 Class A Exchangeable Subordinate Voting Shares as of December 31, 2025
43,661 Class B Multiple Voting Shares as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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
“BEP’s Annual Report” means BEP’s annual report on Form 20-F for the fiscal year ended December 31, 2025, as amended (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEP’s audited consolidated statements of financial position as of December 31, 2025 and December 31, 2024, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, together with the reports thereon of the independent registered public accounting firm and management’s discussion and analysis of BEP as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025.
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
“BGTF Zenith AIV” means BEP BGTF Zenith AIV LP.
“BPUSHA” means Brookfield Power US Holding America Co.
“BRELP’s limited partnership agreement” means the fourth amended and restated limited partnership agreement of BRELP, dated December 30, 2020, as amended from time to time.
“BRELP” means Brookfield Renewable Energy L.P.

“BRELP Class A Preferred Units” means the Class A Preferred Limited Partnership Units, issuable in series, of BRELP.
“BRHC” means on or after December 31, 2025, Brookfield Renewable Holdings Corporation (formerly 1566030 B.C. Ltd.).
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
“eFuels” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”.
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
“FPA” means the Federal Power Act.
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
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
“Oaktree Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Old BRHC” means prior to December 31, 2025, BRHC Holdings Ltd. (formerly Brookfield Renewable Holdings Corporation).
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
“SEDAR+” means the System for Electronic Data Analysis and Retrieval administered by the Canadian Securities Administrators.
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
“Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended.
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
“U.S. Holdco” means Brookfield BRP US Holdings Inc.
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
“Walled-Off Businesses” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Walled-Off Business Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Westinghouse” means Westinghouse Electric Company.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities laws, concerning the business and operations of Brookfield Renewable (collectively referred to herein as “forward-looking statements”). Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions, our future growth prospects and distribution profile, our access to capital, future dividends and distributions made to holders of BEP units and BEPC exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
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
•our group’s inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms;
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
•uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our group’s nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom;
•increased regulation of and third party opposition to our group’s nuclear services investment’s customers and operations;
•failure of the nuclear power industry to expand;
•insufficient indemnification for our group’s nuclear services investment;
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
•our group’s investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom;
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
•Brookfield’s relationship with Walled-Off Businesses;
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
•changes in tax law and practice; and
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
Each BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one BEP unit. We therefore expect that the market price of the BEPC exchangeable shares will be impacted by the market price of BEP units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Renewable in its continuous disclosure filings. Copies of BEP’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
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
•Risks relating to health, safety, security and the environment.
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

•Risks relating to the U.S. Government entering into definitive agreements relating to the construction of nuclear reactors.
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
•Risks relating to Brookfield’s relationship with Walled-Off Businesses.
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
Risks Relating to Taxation
•Risks relating to taxation in the jurisdictions in which Brookfield Renewable operates and the effects thereof on Brookfield Renewable’s business and operations.
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
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including extreme heat, severe wind, storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which our company operates and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydroelectric facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow, as well as our ability to service debt in respect of such facility. In addition, extreme weather conditions could impact our access to the various transmission systems required to deliver power.
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
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. For example, the increased computing power and energy requirements from artificial intelligence has resulted in accelerating demand for power. However, there is no guarantee that current trends in the adoption of artificial intelligence will continue. In addition, while corporate demand and contracting for power, including renewable power, has increased significantly, and is expected to continue to increase, there can be no assurance that such demand will continue to grow or at what rate. Additionally, such demand may exacerbate transmission constraints, interconnection delays, and regulatory intervention, which could limit our ability to progress the development of projects, monetize generation or secure favorable contract terms. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
Government policies providing incentives that we may rely upon could change at any time.
Renewable power and sustainable solutions assets and businesses and the overall growth of the industries in which we operate have generally benefited from the support of state or provincial, national, supranational and international policies and incentives that promote and support investment. For example, the attractiveness of renewable energy to purchasers of a renewable power project, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for our renewable energy and sustainable solutions assets and businesses could change or expire in a manner that adversely impacts projects, including projects in our business. For example, the passage into law of the Inflation Reduction Act in August 2022 provided significant support for the renewables industry in the U.S., in large part by providing tax and other incentives to renewable and other energy transition projects, and the current U.S. administration has enacted and proposed legislation that reduces, phases out or eliminates certain incentives under the Inflation Reduction Act or incentivizes other forms of generation. Political changes in the jurisdictions in which we operate could also impact the competitiveness of clean energy generally.
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
Certain long-term contracts in our portfolio will be subject to re-contracting in the future, including PPAs, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation, or other commercial contracts that our business benefits from. For example, with respect to PPAs in our renewable power portfolio, if the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts or other contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices or terms at least equal to what we currently receive, our business, financial condition, results of operation and prospects could be adversely affected. In addition, what may appear to be an attractive price at the time of recontracting could, if prices significantly rise over the contract’s term, result in us having committed to sell power or other goods or services in the future at below then-market rates.
The amount of uncontracted generation in our renewable power portfolio may increase and the contract profile for future renewable power projects may change.
In 2025, approximately 90% of our group’s renewable power generation (on a proportionate basis) was contracted under long-term, fixed price contracts with creditworthy counterparties. The average life of our group’s contracts is 13 years on a proportionate basis, reducing the impact of negative short term price fluctuations in the power market. The portion of our group’s renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our group’s historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.
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
Our operating and development projects are, and any assets which we may acquire may be, required to comply with applicable supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals. Some of the licenses, permits and governmental approvals that have been issued to our operating and development projects contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects (including, for example, due to changes in government policy or standards relating to the grant of such licenses, permits and approvals), the operation or development of our assets may be limited or suspended. In addition, delays in such grants could have negative consequences for associated projects. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Our use and enjoyment of real property rights for our facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to our company.
Wind and solar renewable energy and BESS facilities, as well as certain facilities in our sustainable solutions businesses, are generally located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect our company against all risk of loss of our rights to use the land on which our facilities are located, which could have an adverse effect on our business, financial condition and results of operations.
The cost of operating our facilities or developing new facilities could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees, hazardous waste disposal, decommissioning costs, costs arising from delays, and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures and/or tariffs. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our group’s operating subsidiaries and structured investments carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government-imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business, we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims)

relating to health, safety, security and environmental matters as a result of which its operations may be limited or suspended. Additionally, health, safety, security and environmental events may negatively impact our group’s reputation. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Our operating subsidiaries and businesses may not perform as expected and may experience equipment or product failure.
Our operating subsidiaries and structued investments may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events, cyber-attacks or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In our renewable power portfolio, this could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire at one of our BESS facilities or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our group’s sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a CCS facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our group being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
In addition, through our group’s investment in Westinghouse, our group’s nuclear services investment, our group is also exposed to performance and operational risks in respect of certain nuclear technologies. Westinghouse produces highly sophisticated products and provides specialized services that incorporate or use complex technology, including both hardware and software. Many of Westinghouse’s products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods. While Westinghouse’s products and services meet rigorous quality standards, there can be no assurance that such products or services will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts that could result in potential product, safety, regulatory or environmental risks.

Equipment that we need, including spare parts and components required for our operations and project development, may become unavailable, difficult to procure or more costly than anticipated, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, batteries for BESS projects, and components for new build nuclear projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in recent years did not materially impact our group’s business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our group’s development pipeline, including polysilicon (used in solar modules), copper, aluminum and steel (used in transmission and generation infrastructure), and critical minerals such as lithium, nickel, cobalt, graphite and rare earth elements (used in battery storage systems, wind turbines and other renewable technologies), the global supply of which may be concentrated in a limited number of jurisdictions, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) increased tariffs, economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts, and retaliatory measures by affected jurisdictions. In the event that suppliers of our business experience challenges, including but not limited to bankruptcy events, our operating subsidiaries may not be able to rely on warranties otherwise available to us in respect of equipment procured. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Inflationary pressures could adversely impact our group’s businesses
While inflationary pressures eased in 2025 across many jurisdictions, contributing to easing of monetary policies by major central banks, our group’s operating subsidiaries and structured investments may be impacted by heightened inflationary pressures driven by uncertainty in financial markets. Central banks in various countries may raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce or stabilize inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses market risk to our group as a result of interest rate-sensitive assets and liabilities held by our group and its operating subsidiaries and structured investments. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our group’s operating subsidiaries and structured investments. Inflation increases may or may not be transitory and future inflation may be impacted by the imposition of tariffs, labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked contracts (including PPAs) in our group’s portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have a negative impact on our group’s business and our group’s investors, including our group’s ability to source suitable investment opportunities and secure attractive debt financing.
There are general industry risks associated with the power markets in which we operate.
Our group currently operates in power markets in North America, South America, Europe and Asia-Pacific, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our group’s renewable power operations are also largely concentrated in certain countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asia-Pacific economies, or in the economies of the countries in which our group operates, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our group’s business, financial condition, results of operations and cash flows.
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
While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be adversely affected. Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing our company to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, directors and officers liability, auto liability and errors and omissions insurance coverage. Under such shared policies, policy limits may be shared between us and Brookfield meaning that any claim by one insured party in a given year may reduce the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of our company, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. In recent years, the insurance market for renewable energy assets has experienced pricing volatility, increased deductibles, reduced coverage limits and, in certain cases, withdrawal of coverage for specific risks such as wildfire, flood or named windstorm exposure. Climate-related events and industry loss experience may continue to constrain the availability of commercially reasonable insurance. If we are unable to obtain adequate insurance coverage at acceptable cost, we may be required to bear a greater portion of the risk directly, which could adversely affect our financial position and results of operations. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.
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
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity that is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of the MRE pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with capacity of over 50 MW is assessed every 5 years, according to the criteria of such regulation and can be adjusted positively or negatively. For plants with capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our company’s reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our company’s results of operations and cash flows.
We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations.
In the normal course of our business, we and our affiliates are involved in various legal actions such as contractual disputes and other litigation that could expose us to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and, as a result, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are also subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of its outcome, are generally costly, divert management attention, and have the potential to damage our reputation. The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.
Counterparties to our contracts may not fulfill their obligations.

In the normal course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs to fulfill their contractual obligations or some customers to pay for electricity received.
This is true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility-scale customers and the collection of unpaid amounts may be more challenging given the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, the company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the DG facility. In addition, we enter into joint ventures and other commercial arrangements with counterparties. To the extent such counterparties do not fulfill their obligations to us under such contracts we may not achieve the expected benefits from the relevant arrangement.
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
In addition, our group is exposed, through Westinghouse, to complex legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the

U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary or strategic priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on sustainability are generally beneficial to Brookfield Renewable, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to sustainability-related policies that are inconsistent with our current practices. If regulators disagree with our sustainability disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
There is also a risk that investor sentiment regarding which of our assets have desirable non-financial characteristics (related to decarbonization or otherwise) could change over time. This could include changing perceptions of which assets in our current portfolio are considered sustainable or ethical, and could result in assets, segments or businesses, or aspects thereof that we currently present as, for example, sustainable or ethical, being considered unsustainable or unethical by investors in the future. Changes in our group’s business model that see us taking a more active approach to certain decarbonization investments could have a similar result. For example, the acquisition of coal-fired power plants or other carbon-intensive assets could be negatively received by investors even if our group’s publicly stated business plan for these assets is to seek to decarbonize them. Our group’s business, reputation and the market price of the BEP units and the BEPC exchangeable shares could be adversely affected by any such changes in investor sentiment.
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

A significant portion of our current operations and related assets are in Brazil and Colombia, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. For example, Brookfield continues to raise funds for the Catalytic Transition Fund, which is expected to provide Brookfield Renewable (through its participation in such fund) exposure to certain emerging markets that Brookfield Renewable has not historically invested in (including, but not limited to, Thailand, Vietnam and the Philippines). Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the assets that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such assets. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility (including restrictions on repatriation of capital, dividends, or distributions); (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections. For example, through our group’s investment in Westinghouse, our group is exposed to complex new legal and regulatory regimes in new jurisdictions. Westinghouse operates in an industry that is highly regulated both by U.S. federal and state governments and also by numerous foreign governments, including the E.U., and could be significantly impacted by changes in government policies and priorities.
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
Our group’s operating subsidiaries’ and structured investments’ ability to compete effectively will depend upon their ability to attract new employees and retain and motivate existing employees across their businesses. The senior management teams across our group’s operating subsidiaries’ and structured investments’ businesses have a significant role in their success and oversee the execution of their business and investment strategies. If our group’s businesses are unable to attract and retain qualified employees, this could limit their ability to compete successfully and achieve their business objectives, which could negatively impact our group’s business, financial condition and results of operations.
Our group’s operating subsidiaries’ and structured investments’ ability to retain and motivate management teams, and attract suitable replacements should any members of their respective management teams leave, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that they can offer. In many of our group’s markets, our group’s businesses face intense competition in connection with the attraction and retention of qualified employees.
Performance of our company’s operating subsidiaries may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
Certain of our company’s operating subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew such collective agreements without labor disruptions or without agreeing to significant increases in labor or other related costs. In the event of a labor disruption such as a strike or lock-out, the ability of our company’s assets to operate may be impaired and our results from operations and cash flow could be adversely affected.
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

Our group’s nuclear services investment and its customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect such business’s customers and our group.
Westinghouse operates in a politically sensitive environment. Opposition by third parties to particular projects, including in connection with general industry concerns around nuclear safety and waste, could affect Westinghouse’s customers and operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of Westinghouse’s customers, more onerous operating requirements or other conditions that could have a material adverse impact on Westinghouse customers and operations.
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
A failure of the nuclear power industry to expand could adversely affect our group’s nuclear services investment.
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
If our group’s nuclear services investment does not have adequate indemnification for its nuclear services, it could adversely affect such investment’s results of operations and financial condition.
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
There is uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our group’s nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom.
In October 2025, the United States Government announced a strategic partnership with Westinghouse intended to support the investment of at least $80 billion to facilitate the construction of new Westinghouse nuclear reactors in the United States. Although the parties have entered into a binding term sheet, the U.S. Government has not made a final investment decision or entered into any binding financial commitment in respect of the partnership and the specific benefit to Westinghouse of any such investment by the U.S. Government cannot be quantified at this time. Any such commitment remains subject to factors that are outside our control. If the U.S. Government ultimately elects not to proceed, delays its decision or seeks to negotiate terms that are not acceptable, Westinghouse may not realize the expected benefits from this initiative.
Risks Relating to Financing
Our group's ability to finance its operations and fund growth initiatives is subject to various risks relating to the state of capital markets and to our ability to complete all or some of our capital recycling initiatives.
Our group expects to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by interest rate volatility, could increase Brookfield Renewable’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
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
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our group’s operating subsidiaries. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions, changing investor sentiment with respect to our industry or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of the BEP units and the BEPC exchangeable shares could decline. Additionally, we have entered, and may in the future enter, into programmatic investment framework agreements with investment vehicles (including vehicles in which related parties of Brookfield have an economic interest) as part of our capital recycling strategy that establish parameters for the acquisition or disposition of projects or development assets over time pursuant to pre-agreed processes and valuation methodologies. We cannot predict the timing, volume or returns of transactions completed thereunder.
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
Our group is subject to the risk of geopolitical uncertainties in certain jurisdictions in which it operates. Our group makes investments in businesses globally and can pursue investments in new, non-core markets, which may expose our group to additional risks. For example, Brookfield continues to raise funds for the Catalytic Transition Fund, which is expected to provide Brookfield Renewable (through its participation in such fund) exposure to certain emerging markets that Brookfield Renewable has not historically invested in (including, but not limited to, Thailand, Vietnam and the Philippines). Our group may not properly adjust to the local culture and business practices in such markets, and there is the prospect that our group may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our group’s initiatives in new markets and lead to financial losses for us and our group’s managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, sanctions, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions, and political corruption. For example, changes in U.S. policy have resulted in significant new or increased tariffs, export controls and other trade measures, resulting in strained international trade relations and the implementation of retaliatory tariffs on goods imported from the U.S. by foreign governments. Additionally, the ongoing conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
Although wholesale power and natural gas prices in Europe have moderated from the extreme volatility experienced in 2022 and 2023, energy markets in the region remain subject to structural change, regulatory intervention and geopolitical uncertainty. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our group’s business, including through the disruption of free movement of goods, services and people, or a destabilization of energy markets. The materialization of one or more of these risks could negatively affect our group’s financial performance.
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
In addition, we believe that our group’s relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments may include investments in nuclear, CCS, renewable natural gas, recycling, offshore wind generation, hydrogen and ammonia production, eFuels and investments focused on enhancing the energy efficiency of existing infrastructure, among others.
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
A key part of our group’s strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to our company. Acquisitions may increase the scale, scope and diversity of our company’s operating subsidiaries and structured investments. We depend on the diligence and skill of Brookfield’s and our company’s professionals to effectively manage our company, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our company’s existing business, financial condition and results of operations may be adversely affected.
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
We have a large development pipeline that includes projects at different levels of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects in which we do not own 100% of the economic and/or voting interests and, accordingly, in certain circumstances, we do not have control over such investments. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our group’s ability to achieve its development growth plans, deliver energy and generate revenues.
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
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies, and we may also acquire publicly traded securities in connection with transactions such as the initial public offering of a previously private company in which we hold an interest. Investments in publicly traded securities are particularly subject to market volatility and market disruptions, and once a portfolio company becomes publicly traded, the value of the balance of our retained investment will be exposed to fluctuations in its market price. Our investments in securities generally may be subject to changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. Similarly, some investments in securities, such as a minority position held in a private company, may be illiquid, which in turn may result in our inability to exit the investment on favorable terms or at all. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
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
We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada) and E.U. sanctions, may also impose restrictions or requirements on us or our operating subsidiaries. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S.
We are also subject to anti-money laundering (“AML”), counter-terrorist financing and beneficial ownership transparency laws and regulations in the jurisdictions in which we operate, including the U.S. Bank Secrecy Act, the USA PATRIOT Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.K. Proceeds of Crime Act and applicable European Union AML directives. Failure to comply with applicable AML requirements, including through the actions of employees, joint venture partners, intermediaries or other third parties, could result in significant fines and penalties, restrictions on our ability to transact business, reputational harm and increased regulatory scrutiny. Enhanced AML enforcement trends, evolving beneficial ownership reporting requirements and expanding regulatory expectations may increase compliance costs and operational complexity.
In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the U.S. Foreign Investment Risk Review Modernization Act, the Committee on Foreign Investment in the United States has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the EU has adopted an EU-wide mechanism to screen foreign investment on national security grounds and most EU member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal EU market. Additionally, we and our portfolio companies are required to comply with sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating subsidiaries and prospects are currently unknown and may become significant.
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
Brookfield and the Walled-Off Businesses operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
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
Brookfield and Walled-Off Businesses are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that our group is invested in.
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
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our group, Brookfield and a Walled-Off Business may decide, at any time and without notice to us or our shareholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.
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
Our company’s board of directors, in its sole discretion and for any reason, and without the consent of holders of BEPC exchangeable shares, may elect to redeem all of the then outstanding BEPC exchangeable shares at any time upon sixty (60) days’ prior written notice, including without limitation following the occurrence of any of the following redemption events: (i) the total number of BEPC exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the LP Units in a take-over bid (as defined by applicable securities law); (iii) unitholders of BEP approve an acquisition of BEP by way of arrangement or amalgamation; (iv) unitholders of BEP approve a restructuring or other reorganization of BEP; (v) there is a sale of all or substantially all of BEP’ assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board of directors, in its sole discretion, concludes that the unitholders of BEP or holders of BEPC exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders of BEP do not have the ability to vote on such redemption and our company’s board of directors’ decision to redeem all of the then outstanding BEPC exchangeable shares will be final. In addition, the holder of BEPC class B shares may deliver a notice to us specifying a redemption date upon which we shall redeem all of the then outstanding BEPC exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the BEPC exchangeable shares and without the consent of holders of BEPC exchangeable shares, we shall be required to redeem all of the then outstanding BEPC exchangeable shares on such redemption date. In the event of such redemption, holders of BEPC exchangeable shares will no longer own a direct interest in our company and will become unitholders of BEP, even if such holders desired to remain holders of BEPC exchangeable shares. Such redemption could occur at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the LP Units, in which case holders would receive LP Units with a lower trading price. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Redemption by Issuer”. Additionally, Brookfield has indicated in its public disclosures that it periodically evaluates the efficacy of its publicly listed securities and structure, which includes BEP and BEPC, in light of investor preferences, market capitalization and index inclusion considerations, among other factors. In light of such evaluations, we may in the future initiate reorganizations or other structural simplification transactions involving BEP and/or BEPC, which could result in changes to the rights, preferences or relative economic interest of our shareholders, including the exchange of BEPC exchangeable shares for different securities, modifications to governance arrangements, changes in tax reporting or tax treatment for certain shareholders and other consequences that would affect shareholders, the results of which may be adverse.
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
Each BEPC exchangeable share is exchangeable at the option of the holder for one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares

—Adjustments to Reflect Certain Capital Events”. In the event cash is used to satisfy an exchange request, the amount payable per BEPC exchangeable share will be equal to the NYSE closing price of one BEP unit on the date that the request for exchange is received by the transfer agent. As a result, any decrease in the value of the BEP units after that date will not affect the amount of cash received. However, any holder whose BEPC exchangeable shares are exchanged for BEP units will not receive such BEP units for up to ten (10) business days after the applicable request is received. During this period, the market price of BEP units may decrease. Any such decrease would affect the value of the BEP unit consideration to be received by the holder of BEPC exchangeable shares on the effective date of the exchange.
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
Although the BEPC exchangeable shares are intended to provide an economic return that is equivalent to the BEP units, there can be no assurance that the market price of BEPC exchangeable shares will be equal to the market price of BEP units at any time. For example, using a volume-weighted average price for the 30 trading day period ending February 20, 2026, the prices per BEPC exchangeable share were $40.92 and C$56.08 on the NYSE and TSX, respectively, and the prices per BEP unit were $29.47 and C$40.42 on the NYSE and TSX, respectively. If our company redeems the BEPC exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the BEPC exchangeable shares is greater than the trading price of the BEP units, holders will receive BEP units with a lower trading price. Factors that have and could cause differences in such market prices may include:
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
•reactions to public announcements by Brookfield Renewable or Brookfield;
•strategic actions taken by Brookfield Renewable or Brookfield;
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
We or BEP may issue additional BEPC exchangeable shares or BEP units in the future, which may dilute holders of our company’s and BEP’s equity securities. Our company or BEP may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our company’s and BEP’s equity holders.
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
Brookfield has indicated in its public disclosures that it periodically evaluates the efficacy of its publicly listed securities and structure, which includes BEP and BEPC, in light of investor preferences, market capitalization and index inclusion considerations, among other factors. In light of such evaluations, we may in the future initiate reorganizations or other structural simplification transactions involving BEP and/or BEPC, which could result in changes to the rights, preferences or relative economic interest of our shareholders, including the exchange of BEPC exchangeable shares for different securities, modifications to governance arrangements, changes in tax reporting or tax treatment for certain shareholders and other consequences that would affect shareholders, the results of which may be adverse.
In January 2026, our company commenced an “at-the-market” offering of up to $400 million of BEPC exchangeable shares (the “BEPC ATM”), of which, as of February 20, 2026, approximately $372 million remains available for issuance until the BEPC ATM expires on February 24, 2027 (or is earlier terminated). Although the BEPC ATM is intended to be non-dilutive to Brookfield Renewable as a result of the anticipated use of proceeds to facilitate repurchases under BEP’s normal course issuer bid (when permitted under applicable securities laws), we cannot predict the effect that the BEPC ATM will have on the market price of the BEPC exchangeable shares.
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
As a public company in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, stock exchange rules promulgated in response to the Sarbanes-Oxley Act and corresponding securities legislation in Canada. A number of our current operating subsidiaries and structured investments are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our company’s internal controls over financial reporting were not effective, investors could lose confidence in our company’s reported financial information and the price of BEPC exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our company’s business, our company’s ability to access capital markets and investors’ perception of our company. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Risks Relating to Taxation
General
Changes in tax law and practice may have a material adverse effect on the operations of BEP, BEPC, the Holding Entities, and the Operating Entities and, as a consequence, the value of the Brookfield Renewable assets and the ability of BEP and BEPC to make distributions to holders of BEP units and BEPC exchangeable shares, respectively.
The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. These jurisdictions include, but are not limited to, Canada, the U.S., Brazil, the United Kingdom, Colombia, India and China. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the ability of BEP and BEPC to make distributions to holders of BEP units and BEPC exchangeable shares, respectively. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
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
Our company’s current operations consist of approximately 13,396 MW of installed hydroelectric, wind, solar, storage and ancillary capacity across Brazil, Colombia, North America and Europe.
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
On December 24, 2024, BEPC completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of Old BRHC’s exchangeable shares, other than Brookfield, received BEPC exchangeable shares for their exchangeable shares of Old BRHC on a one-for-one basis; (ii) Brookfield exchanged their class A exchangeable subordinate voting shares of Old BRHC for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of Old BRHC were delisted; and (iv) BEPC exchangeable shares were listed on the NYSE and the TSX. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to BEPC if no action was taken.

Recent Transactions
In March 2025, Brookfield Renewable issued C$450 million of Series 19 medium-term notes (green bonds) at a fixed rate of 4.542%. The Series 19 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In April 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 1,004 MW portfolio of wind and solar assets in India in separate tranches for proceeds of approximately $188 million ($52 million net to Brookfield Renewable).
In June 2025, Brookfield Renewable issued C$250 million of fixed-to-fixed reset rate green subordinated hybrid notes at an initial fixed rate of 5.373%. The hybrid notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In July 2025, Brookfield Renewable signed a Hydro Framework Agreement with Google to deliver up to 3,000 MW of hydroelectric capacity in the U.S. by the end of 2032, including the first two contracts for 670 MW of capacity.
In October 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion. See Item 7.B “Related Party Transactions — Other Related Party Transactions”.
In December 2025, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 7,244,255 of its issued and outstanding BEPC exchangeable shares for a one-year period.
In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States for base proceeds of approximately $1.1 billion ($449 million net to Brookfield Renewable). See Item 7.B “Related Party Transactions — Other Related Party Transactions”.
In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). In January 2026, Brookfield Renewable, together with institutional partners, completed the sale of an additional 25% interest in the same portfolio for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). See Item 7.B “Related Party Transactions — Other Related Party Transactions”.
In January 2026, Brookfield Renewable issued C$500 million of Series 20 medium-term notes (green bonds) at a fixed rate of 5.204%. The Series 20 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In January 2026, BEPC commenced the BEPC ATM for up to $400 million of BEPC exchangeable shares. Since the BEPC ATM commenced, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million. Approximately $372 million remains available for issuance until the BEPC ATM expires on February 24, 2027 (or is earlier terminated). Additionally, since the BEPC ATM commenced, Brookfield Renewable repurchased and cancelled 635,247 LP units under BEP’s normal course issuer bid at a total cost of approximately $20 million.
In February 2026, Brookfield Renewable, together with institutional partners, agreed to the sale of a 2.3 GW portfolio of operating utility-scale renewable power projects in the U.S. for expected proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026. 7.B “Related Party Transactions — Other Related Party Transactions”.

4.B    BUSINESS OVERVIEW
Our Operations
Our company’s current operations consist of approximately 13,396 MW of installed hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions capacity across the North America, South America and Europe.
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
The table below outlines our hydroelectric, wind, utility-scale solar and distributed energy & sustainable solutions power asset portfolio as at December 31, 2025:

	River Systems	Facilities	Capacity (MW)	Storage Capacity (GWh)
Hydroelectric
United States(1)	29	139	2,906	2,559
Colombia(2)	11	31	3,373	3,703
Brazil	24	36	850	—
Total	64	206	7,129	6,262

Wind
United States	—	11	1,667	—
Canada	—	1	78	—
Brazil	—	23	594	—
Total	—	35	2,339	—

Utility-scale solar	—	110	3,157	—

Distributed energy & sustainable solutions	1	2	771	1,095
	65	353	13,396	7,357
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
Through our subsidiary TerraForm Power, we have a geographically diverse portfolio of utility-scale wind and solar platforms located principally in California, Illinois, Texas and New York with an aggregate installed capacity of approximately 2,336 MW, including 78 MW of wind assets and 59 MW of solar assets in Canada and 101 MW of solar assets in Chile. In December 2025, Brookfield Renewable, together with institutional partners, sold TerraForm Power’s 700 MW distributed generation solar portfolio in the U.S.
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
In August 2022, we, together with institutional partners, committed to invest up to $137 million ($28 million net to the company) into a joint venture with California Resources Corporation to develop CCS projects in California, with the option to invest a further $363 million ($73 million net to the company) in approved CCS projects in California. We together with our institutional partners have to date funded $160 million ($32 million net to the company). The company holds an approximate 10% economic interest.
In December 2024, we, together with institutional partners, entered into a strategic partnership with a leading eFuels manufacturer, to invest up to $1.1 billion (approximately $220 million net to Brookfield Renewable), consisting of a $200 million upfront structured equity investment, including the construction of a production facility in West Texas, and an exclusive right to invest up to $850 million in future projects that meet certain investment criteria. We together with our institutional partners have to date funded $91 million ($18 million net to the company).
Market Opportunity
Demand for power in the U.S. has significantly increased over the past three years on the back of accelerating digitalization and the proliferation of AI. The large “hyperscaler” cloud service providers are headquartered in the U.S. where they are investing the most capital to deploy this technology. Further, policy momentum to drive greater industrial, manufacturing, and data center activity in the country are expected to dramatically accelerate electricity demand in the U.S. These tailwinds, and renewable power’s position as the lowest cost source of bulk power and most readily deployable technology is driving increased investment in the country. Today corporate demand is a large driver of investment in new renewables. For example, there are now almost 440 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050, providing low cost, clean and secure power for their businesses.
In addition to the strong demand for power, there has been broad-based policy momentum in the U.S. toward increased energy independence and the reliability of generation sources such as hydropower and nuclear. Additionally, the U.S. is the world’s second largest wind market with approximately 153,000 MW of installed wind capacity. One of the drivers of renewable power growth in the country has been the adoption of RPS targets in 29 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs that have helped with the initial development of renewable power supply chains and to bring down costs.
In July 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law. The OBBBA provides clarity with respect to clean energy incentives in the U.S., and continues long-term policy support for nuclear generation, hydropower, and energy storage. The OBBBA is also expected to support scaling of the domestic supply chain in the U.S. for clean energy technologies and generation. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.

In the U.S., our group is primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions), California, the Midwest (including the MISO region) and Texas (ERCOT). These regions benefit from competitive wholesale power markets, growing electricity demand and an increasing need for reliable and flexible generation, supporting continued demand for renewable power. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through clean power, electrification and reduced energy consumption.
Europe
Our Spanish business includes 350 MW of CSP capacity. The principal revenues generated by our Spanish business’ CSP assets in Spain are received pursuant to a regulated return that is set by Spanish legislation. 150 MW of our CSP assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, and 200 MW of CSP assets are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years and is in the process of being updated by the Spanish regulator for 2026 onwards.
Market Opportunity
The European renewable energy market represents a significant growth opportunity for our business. Across the E.U. and the U.K., a population of approximately 520 million is served by a power system with a capacity of more than 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 270 GW of wind and 330 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower E.U. plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 313 GW of additional wind-equivalent power capacity and 387 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs. Over 10 GW of corporate PPAs were entered into in Europe in 2025.
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
Spain
Spain is among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission. The market has stable and favorable contractual frameworks for renewables. Our regulated Spanish assets benefit from a “return on investment” based regime by which they receive an overall payment equivalent to the costs and initial investment to develop the project plus a reasonable regulated return on investment (approximately 7.1% for the majority of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides certainty of cash flows to producers as market and volume risk is reduced.
Colombia
Brookfield Renewable’s 2016 acquisition of Isagen with its institutional partners marked our group’s entry into the Colombian market. The Brookfield Renewable consortium’s current ownership interest in Isagen is over 99% with Brookfield Renewable’s share being approximately 37%. Isagen’s principal office is located in Medellín. Isagen’s Colombian National System Control Center is also located in Medellín and allows for the remote monitoring and control of Brookfield Renewable’s assets in the country.

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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,373 MW portfolio. This portfolio accounts for approximately 15% of Colombia’s generating capacity and principally consists of large reservoir-based hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 13% of their annualized long-term average generation. Isagen’s portfolio also includes 419 MW of solar operating assets and 32 MW of wind operating assets.
Isagen owns all of its power generating assets in perpetuity and holds requisite water usage and other rights in respect of each of its assets.
In Colombia, revenues are typically secured through one to ten year bilateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is 5 years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2026 revenues are approximately 75% contracted.
Market Opportunity
Colombia’s real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged approximately 3%. Over the long-term, we anticipate that electricity demand growth will be approximately 2.5% per year, reflecting our long-term view of gross domestic product growth and a view that per capita power consumption will converge with neighboring countries. Per capita power consumption of approximately 1,550 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the United States.
As at October 31, 2025, Colombia had a total installed capacity of over 21 GW with hydro accounting for almost 65% of the supply mix and the remainder being supplied by natural gas, coal, diesel and solar. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
In aggregate our company owns and operates facilities totaling approximately 3.8 GW located in 10 Brazilian states, representing approximately 44% of the country’s population and approximately 40% of the economic activity (in GDP terms). As such, we believe Brookfield Renewable’s business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 48 facilities totaling approximately 2.3 GW of capacity.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions (including hydroelectric, wind and solar), approximately 93% have remaining terms of more than nine years. Generally, our hydroelectric authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease. Similarly, hydroelectric concessions provide for an initial term of

30 years with the possibility to renew the concession for an additional 30-year period, subject to payment of an amount equivalent to the estimated grant revenue. On the other hand, wind and solar authorizations provide for a fixed 35 year, non-renewable term. Wind and solar authorizations can also be secured from ANEEL.
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
Brazil’s generation capacity increased by 14.2 GW over the past year, reaching a total of 248 GW, with 90% of the expansion coming from solar power (including DG) and wind power plants. The Brazilian energy planning agency projects an average annual demand growth of 3.3% between 2025 and 2035. The agency estimates that, by the end of 2034, Brazil’s installed capacity will reach 332 GW. In this scenario, the renewable energy sector will account for 85% of total capacity, which emphasizes the country’s reliance on sustainable energy sources to address its future energy needs.
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, our SHPPs and our wind and solar assets operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us to capture a portion of this discount through higher prices to end-user customers.
Operating Philosophy
Like the partnership, our company employs a hands-on, operations-oriented, long-term owner’s approach to managing our company’s portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe and South America, where our local teams have expertise and experience operating in their home markets. Our company supports our company’s operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, assists in the sharing of best practices, establishes consistent global policies on compliance, sustainability, information technology, health, safety and security, human resources, stakeholder relations, procurement, human rights, climate, governance and anti-bribery and anti-corruption.
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

US$ Millions	For the year ended December 31,
	2025	2024	2023
	$1,138	$949	$1,028

These capital expenditures have been financed with working capital generated and retained within our business, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.
Our Competitive Strengths
Brookfield Renewable is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets. Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 25-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today our group has a large, multi-technology and globally diversified portfolio that is supported by approximately 5,870 experienced employees (inclusive of employees employed by our group’s consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our group has also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our group’s initial investment positions us for potential future large-scale decarbonization investment. Our group’s sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
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
•Sustainable Solutions. Our group’s sustainable solutions assets, such as carbon capture, renewable natural gas capacity, our nuclear service business and our eFuels business, are helping corporates and countries enhance their operations and achieve their net-zero goals.
With our group’s scale, diversity, operating and development capabilities and the quality of our group’s assets, our group is competitively positioned relative to other renewable power and transition companies. Our group’s large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our group’s investors.
Best-in class operators and developers. Brookfield Renewable has approximately 5,270 experienced operators (inclusive of employees employed by our group’s consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our group’s assets. Our group’s experience operating, developing, and managing power generation facilities spans over 120 years. We continue to accelerate our group’s development activities as our group builds out Brookfield Renewable’s over 200 GW renewable power pipeline, and further enhance our group’s decarbonization offering to our group’s customers through the build out of our group’s sustainable solutions assets, which includes opportunities to invest in material recycling, CCS, RNG, eFuels and others. Increasingly, the combination of our group’s operating and developing capabilities with our growth pipeline is differentiating our group’s business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our group’s business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of electricity grids. Energy demand continues to accelerate, driven by the multi-decade trends of electrification and reindustrialization, and this has been further amplified by AI in recent years. Today, renewables are the lowest cost source of bulk power generation in most regions, and the most readily deployable, making them among the most viable solutions to help meet energy demand growth. Our group is positioned to meet this demand with our group’s large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate energy security risks while also enabling corporates and governments to achieve their decarbonization goals. We believe that our group’s scale and global operating, development and investing capabilities make our group well positioned to partner with governments and corporates to help them achieve their transition targets, while also improving the stability of grids through the delivery of secure, low-cost renewable power.
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
Disciplined investment strategy and differentiated capabilities. Our group’s global scale, access to capital and capabilities across technologies allow us to flexibly deploy capital in order to earn strong risk-adjusted returns. Our group takes a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 150 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our group’s ability to develop and acquire assets is strengthened by our group’s operating and project development teams across the globe, our group’s commercial and supplier relationships, our group’s strategic relationship with Brookfield, and our group’s liquidity and capitalization profile.
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
Decarbonization Growth Opportunity
Demand for clean energy and broader decarbonization solutions continues to increase, driven increasingly by rapid growth in power demand, the need for secure and reliable energy systems, and the economics of clean energy technologies, which are now the lowest-cost sources of power generation in most markets globally. This shift is expanding demand well beyond traditional renewable generation to include grid infrastructure, storage, firm low-carbon power, and electrification and efficiency solutions across the economy. Advancing the energy transition and meeting the increasing energy demand is expected to require substantial capital – in excess of $200 trillion over the next three decades – and will require significant expertise and investment in both scalable clean energy solutions and electrification and investment to convert carbon-intensive industries to cleaner and more sustainable methods of production.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Accelerating demand from digitalization, AI and electrification. With the continued proliferation of artificial intelligence and growth in cloud computing, technology companies are investing heavily in data center development to support the roll out of new products and digitalization. The increased computing power and energy requirements from AI is resulting in an acceleration in demand for power in developed markets. Large technology companies, who have 100% green power targets, are increasingly looking for reliable partners to deliver scale renewable power solutions and with renewables being the most readily deployable source of new power, in addition to being the most affordable, they represent the most viable solution. Demand for power is also increasing on the back of broader electrification of industry, and traditional renewables technologies and battery storage solutions can be combined to help deliver the required power. Growing demand for reliable, large-scale power is also driving increased investment in nuclear energy, valued for its clean, scalable, and baseload capabilities to support electricity demand growth.
Renewable energy is increasingly the most viable solution to meet electricity demand growth. Renewable power is the lowest cost source of bulk electricity in most markets around the world and costs are expected to continue to fall as supply chains diversify and expand. In 2024, renewables made up approximately 32% of global electricity generation compared to approximately 21% in 2012, while coal, gas and oil fell from a combined approximately 68% down to approximately 59% over the same period. We expect that utilities and corporates will increasingly seek to grow exposure to renewables to both meet increasing power needs and limit exposure to volatile fuel costs.
Energy security is an increasing priority. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe and globally, and the recognition that renewables can reduce dependence on imported gas and energy costs. In May 2022, the E.U. released its REPower E.U. strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. In April 2025 the U.K. pledged to invest £300 million in offshore wind projects as part of its energy security efforts. Beyond Europe, there has also been an increase in ambition for renewable deployment in China, India and the United States to reduce dependence on imported fuels and reduce energy costs. For example in the United States, executive orders signed in May 2025 seek to strengthen the domestic industrial base for nuclear power through development of the workforce, furthering fuel-cycle independence, and reducing reliance on foreign suppliers of uranium, enrichment and conversion services.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. Since the Paris Agreement was adopted, it has been ratified by over 190 countries. In December 2023, at COP28 in the UAE, parties undertook the first-ever Global Stocktake to assess collective progress toward the Paris Agreement’s goals, culminating in the UAE Consensus, which reinforced the need to reduce greenhouse gas emissions, transition away from fossil fuels in energy systems, and accelerate the deployment of clean energy, including a global call to triple renewable energy capacity and double energy efficiency improvements by 2030. Momentum continued at COP29 in Azerbaijan, where parties agreed on a new collective quantified goal on climate finance, committing to mobilize at least $300 billion annually by 2035 for developing countries, with an emphasis on scaling finance from public, private, and multilateral sources. Most recently, COP30 in Belém, Brazil, widely described as a “COP of implementation”, focused on translating commitments into action, adopting the Belém Political Package to strengthen multilateral cooperation, scale adaptation finance, advance just transition mechanisms, and accelerate climate action across mitigation.

Supportive policy and regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, around 145 countries covering 80% of global emissions have announced or are considering net-zero targets. While these policies help signal climate risk, mobilize finance and enable investment in clean energy, it is the cost competitiveness and speed to market of renewables and demand for power that are ultimately driving development of new clean power, irrespective of the incentive schemes or policies. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
Competition and Marketing
Brookfield Renewable operates in various North American, European, Colombian and Brazilian power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are natural gas, nuclear, oil and coal fired power generators as well as other renewable energy generators who use hydro, wind, geothermal, solar PV and solar DG technologies. The market price of commodities, such as natural gas, is an important driver of energy pricing and competition in most energy markets, especially in Brazil, Colombia and the United States. Our group has strong relationships with power authorities, distribution companies, and commercial and industrial customer with whom we deliver tailored power solutions that provide us with leverage when negotiating power purchase contracts.
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
Our Group’s Approach to Sustainability
Our group’s approach to sustainability is a key part of how our group conducts its business as an investor, developer, owner and operator of one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. We believe that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our group’s stakeholders. Our group’s sustainability approach and considerations are informed by our materiality process, stakeholder engagement, and external standards and frameworks and are embedded throughout our group’s business activities, investment lifecycle, and decision-making processes.
•Materiality: Our group regularly conducts regular materiality assessments, taking a double-materiality approach, defining material sustainability considerations as those with the potential to significantly impact our group’s business, the natural environment where we operate, and our group’s stakeholders, including our people and the communities where we operate.
•Management systems: Our group maintains an environmental and social management system to identify, assess, and manage sustainability risks, impacts, and opportunities. We require each operating business to maintain a sustainability program that addresses Brookfield Renewable’s material considerations including environmental protection, GHG emissions and biodiversity, climate-related risks and opportunities, social responsibility, human rights, and supply chain sustainability.
•Community and stakeholder engagement: Our group engages regularly with stakeholders including employees, business partners, investors, customers, suppliers, Indigenous Peoples and communities to foster trust, build partnerships, and create shared value.
•Governance: Our group focuses on strong governance structures that underpin and embed sustainability in our business activities. We define clear accountabilities and support our group’s operating businesses in managing material sustainability considerations, monitoring and reporting on environmental and social performance with the goal of fostering long-term value. Our group complies with applicable laws in the countries in which we operate.
•Sustainability integration and monitoring: Sustainability considerations are integrated into our group’s pre-acquisition due diligence, supply chain due diligence, project development, construction, operation and decommissioning. Our group tailors sustainability due diligence, leveraging our group’s investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. Our group seeks to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, our group implements a tailored integration plan that includes material sustainability-related priorities. The management teams within each business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. Our group monitors performance through audits, third-party assurance, grievance mechanisms, and periodic management reviews. Finally, as part of our group’s divestiture process, we outline potential value creation from several different factors, including sustainability considerations.
We regularly review and refine our group’s programs, informed by evolving regulations, industry standards, and stakeholder engagement.
Environment
Clean energy growth is a global goal shared by many governments, corporations and investors. As a leading investor, developer, owner and operator of clean energy, our group built our position in this sector over many decades and will leverage our operational expertise to support the multi-decade energy transition. Our group’s clean energy assets already support countries and businesses globally in addressing their energy needs and decarbonization efforts, and we will continue to partner to support the energy transition.
Our group’s strategy is focused on supporting the energy transition. We do this through operating and developing clean energy assets at scale, allocating capital to broader sustainable solutions and driving decarbonization in carbon-intensive sectors. To support this, our group has set a specific target for adding clean energy capacity: from 2022 develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our group’s operating portfolio to 42,000 MW. In 2025 our group met this target early, having developed a cumulative 23,000 MW of clean energy over the past four years. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
While our group’s overall strategy is focused on scaling renewable power and sustainable solution assets, we recognize the importance in reducing emissions in our group’s business. We have a goal to achieve net-zero GHG emissions by 2050 or sooner across Scope 1, 2 and material Scope 3 GHG emissions and have set the following two specific targets:
•Achieving net zero for Scope 1 & 2 market-based GHG emissions from our group’s power generation operations by 2030 from a 2020 base year. This target is supported by established plans to reduce material sources of emissions from our group’s operations (Scope 1) on a per MWh basis and to purchase 100% clean electricity (Scope 2) at our group’s facilities. In addition, we continue to measure our group’s Scope 3 value chain emissions and work with our suppliers to identify and execute on emission reduction initiatives.
•Setting emissions reduction targets and plans to align with the Paris Agreement for 100% of carbon intensive investments. We seek opportunities to help businesses – primarily those in the energy, utility and industrial sectors – to align with the goals of the Paris Agreement by setting interim and long-term targets against Paris-aligned pathways and integrating these targets into the strategy, business plan and governance processes of new acquisitions.
Additionally, we look to effectively manage environmental dependencies, impacts, risks and opportunities, seeking to identify risks and develop management plans where risks to priority biodiversity or water scarcity exist, in line with internationally recognized frameworks. We are also focused on improving the circularity of our group’s facilities, looking for opportunities to work with our suppliers to divert waste and major equipment from landfills through reduction in material, re-use and refurbishment, recycling and vendor take-back.
We also support the market for green financing products, helping to accelerate the global energy transition, while reducing the cost of our group’s borrowing. Our group’s Green Financing Committee, comprised of representatives from our Capital Markets and Treasury teams, manages our group’s sustainable financing strategy in collaboration with Brookfield Renewable’s Sustainability Team. The Chief Financial Officer of our group’s Service Provider oversees our strategy and includes these matters in reports to the board of directors of the Managing General Partner.
In 2025, our group issued approximately $10 billion of green financings at both the corporate and project levels. Our group’s Green Financing Framework has received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under

S&P’s Shade of Green methodology. All of our group’s project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.

Social
Brookfield Renewable seeks to make a positive difference for our people and the communities in which we operate. We support the development of our employees and strive to create an open and inclusive work environment for our teams to thrive. We continuously strive to achieve excellence in health and safety performance and to be industry leaders in risk management and incident prevention. Our group’s health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our group’s value chain, we strive to build strong relationships with our community partners. We proactively engage with communities where we operate with the aim of creating shared value, recognizing that transparent and strong relationships with local stakeholders are essential for the successful development and operations of our group’s facilities. We maintain a consistent approach in our businesses and operating facilities when engaging with local communities, in line with our group’s Sustainability and Human Rights Policies. We focus on engaging with and supporting local and Indigenous communities where we operate, working to integrate their interests and safety appropriately into our decision-making, developments, and operations. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. We identify relevant affected communities, including landowners, vulnerable groups, and Indigenous communities. We consult and work proactively with local stakeholders to consider their interests in our decision-making, developments and operations, and develop community engagement plans tailored to their specific needs and context.
Brookfield Renewable is dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our group’s human rights policy and associated programs include adhering to all laws and regulations that apply to our group’s operations regarding fair labor and employment conditions and making efforts within our group’s business to enhance our group’s due diligence, key contract terms, policies, procedures and collaboration with respect to human rights and the supply chain. Our group’s commitment to human rights is integrated throughout our decision-making and operations.
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
•Regional Business and Portfolio Company Leads: The Chief Executive Officers of our group’s regional businesses and portfolio companies implement local objectives within their business and are accountable for sustainability performance and managing sustainability risks and opportunities through the investment and operational lifecycles.
•Sustainability Steering Committee: Our group’s Sustainability Steering Committee manages the strategic sustainability framework by setting goals for priority topics, sharing best practices, monitoring progress towards our goals, and seeking opportunities for continuous improvement. The committee is chaired by our group’s Chief Sustainability Officer and includes the Chief Executive Officers and Chief Operating Officers of our group’s operating businesses, our group’s Chief Technical Officer, and sustainability and operations experts from across our group’s businesses.
•HSS&E Steering Committee: Our group’s HSS&E Steering Committee manages Brookfield Renewable’s strategic HSS&E framework. The committee sets our group’s comprehensive health and safety policies, upholds our group’s health and safety culture and management system, shares best practices, seeks opportunities to continually improve our group’s safety performance and monitors performance against our group’s goal of zero high-risk incidents. The committee is chaired by our group’s Chief Risk Officer and includes the Chief Executive Officers and Chief Operating Officers of our group’s operating businesses, our group’s Chief Technical officer, and HSS&E and operations experts from across our group’s business.
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
Brookfield Renewable targets a 5% to 9% annual distribution growth rate in light of growth it foresees in its operations. As a result of the special distribution, BEP’s regular quarterly distribution per BEP unit was reduced to $0.434 such that the aggregate distribution received by a holder of BEP units and BEPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. The distribution and dividend rates for our company and the partnership have been further adjusted to reflect the three-for-two unit/share split of BEP units and BEPC exchangeable shares completed on December 11, 2020, and the board of directors of our company and of the general partner of BEP approved a further 5% increase in their annual distributions and dividends to $1.568 per BEP unit and $1.568 per BEPC exchangeable share, or $0.392 per BEP unit and $0.392 per BEPC exchangeable share quarterly, respectively, starting with the distribution to be paid on March 31, 2026 to holders of record as at the close of business on February 27, 2026.
The Service Provider
Brookfield
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. Brookfield Corporation has three core businesses: Alternative Asset Management,

Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Brookfield Corporation has a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by its unrivaled investment and operational experience. Brookfield Corporation’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. At the center of its success is the “Brookfield Ecosystem”, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management, which is the indirect parent of certain Service Provider entities.
Brookfield Renewable is Brookfield’s primary vehicle through which it will, directly or indirectly, acquire and invest in renewable power and transition assets on a global basis, subject to certain exceptions set out in the Management Services Agreement and Relationship Agreement. We benefit from Brookfield’s reputation and global platform to grow our business.
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

Brookfield Corporation (3)(10)
Service Provider (8)
100% of class A.2 exchangeable shares
27% LP Interest (2)
0.01% GP Interest (1)
73% LP Interest (2)
Public (Holder of LP Units)
39% Redeemable/Exchangeable Partnership LP Interest (2)
BROOKFIELD RENEWABLE PARTNERS L.P. (5)(6)(9)(10) ("BEP")
Bermuda
Public (Preferred Unitholders)
61% Interest (2)
Brookfield Renewable Energy L.P. (2)(5)(6)(7)(9) ("BRELP")
Bermuda
Public (Perpetual Noteholders)
Public (Holders of BEPC exchangeable shares)
Brookfield BRP Holdings (Canada) Inc. (5)(7)(10)(11) and other Holding Entities (4)(5)(6)(7)
Ontario
Brookfield Renewable Corporation (10) ("BEPC")
British Columbia
100% of class B shares
Public (Bondholders)
Public (Preferred Shareholders)
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
(2)    Brookfield’s limited partnership interest in BRELP, held in Redeemable/Exchangeable partnership units, is redeemable for cash or exchangeable for LP units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in the Brookfield Holders collectively owning approximately 55% of BEP's issued and outstanding LP units assuming exchange of the Redeemable/Exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns).
(3)     As of February 20, 2026, the Brookfield Holders, collectively, own approximately 47% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, all of the outstanding BEPC exchangeable shares and all of the outstanding class A.2 exchangeable shares.
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
(10)    As of February 20, 2026, BEP owns all of the BEPC class B shares. The BEPC exchangeable shares and BEPC class B shares hold 25% and 75%, respectively, of the aggregate voting interests in BEPC. If the maximum permitted number of class A.2 exchangeable shares held by Brookfield Corporation were exchanged into BEPC exchangeable shares, the Brookfield Holders and BEP would collectively hold an approximately 79% voting interest in BEPC through their ownership of BEPC exchangeable shares and BEPC class B shares. See Item 10.B “Memorandum and Articles of Association – BEPC”.
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

Our Company
BEPC and BRHC are Canadian corporations incorporated on October 3, 2024 and December 3., 2025, respectively under the laws of British Columbia. BEPC was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. We became a separated-traded public company upon completion of the special distribution in July 2020 and the Arrangement was completed in December 2024. The BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. Our BEPC exchangeable shares are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achievable through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the intended economic equivalence, we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
On December 24, 2024, BEP, Old BRHC and BEPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of Old BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of Old BRHC on a one-for-one basis; (ii) Brookfield exchanged their class A exchangeable subordinate voting shares of Old BRHC to BEPC for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of Old BRHC were delisted; and (iv) the BEPC exchangeable shares were listed on the NYSE and the TSX.
On December 31, 2025, Old BRHC undertook a reorganization pursuant to which a new corporation, BRHC, was formed and all existing shares of Old BRHC were contributed to BRHC in exchange for shares of BRHC. The reorganized structure operates substantially the same as the previous structure.
Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. BEP’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and its telephone number is +1 441-294-3304.
The partnership operates one of the world’s largest publicly traded, renewable power and transition platforms. Brookfield Renewable’s portfolio consists of hydroelectric, wind, solar, distributed generation and storage facilities in North America, South America, Europe and Asia-Pacific. Brookfield Renewable has also made investments in its sustainable solutions assets including our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others. The partnership is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The LP units are listed on the NYSE and the TSX and the preferred units are listed on the TSX. Additionally, one series of the preferred units is listed on the NYSE.
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
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2025.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	Delaware	100
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
The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield exchanged their class A exchangeable subordinate voting shares of BRHC for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.

On December 31, 2025, BRHC undertook a reorganization pursuant to which a new corporation, 1566030 B.C. Ltd. (“New BRHC”) was formed, and all existing shares of BRHC were contributed to New BRHC in exchange for shares of New BRHC. The reorganized structure operates substantially the same as the previous structure. New BRHC became a party to all agreements to which BRHC was a party, including the Master Services Agreement. New BRHC subsequently changed its name to Brookfield Renewable Holdings Corporation. Unless otherwise indicated, all references to BRHC refer to New BRHC.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Revenues	$3,728	$4,142	$3,967
Direct operating costs	(1,495)	(1,767)	(1,466)
Management service costs	(110)	(106)	(88)
Interest expense	(1,672)	(1,667)	(1,258)
Depreciation	(1,240)	(1,262)	(1,342)
Remeasurement of interests held in BRHC by the partnership	(813)	58	—
Remeasurement of BEPC exchangeable and BRHC class A.2 exchangeable shares	(848)	61	—
Remeasurement of exchangeable and class B shares of BRHC	—	574	(106)
Income tax recovery (expense)	13	(167)	(73)
Net (loss) income	(2,343)	433	308
	Average FX rates to USD
	€0.89	0.92	0.92
R$	5.59	5.39	4.99
COP	4,052	4,071	4,328
Current Year Variance Analysis (2025 vs 2024)
Revenues totaling $3,728 million represents a decrease of $414 million over the prior year as the growth of our business, inflation escalation on our contracted generation and the benefits of strong hydrology from our Colombian hydroelectric assets were offset by unfavorable hydrology at our U.S. and Brazilian businesses, a reorganization in the prior year that resulted in the disposition of a fully integrated developer and operator of renewable power assets in the United States and recently completed asset sales. Recently commissioned facilities contributed 923 GWh of generation and $57 million of revenues offset by a reorganization in the prior year that resulted in the disposition of a fully integrated developer and operator of renewable power assets in the U.S. to Brookfield Renewable and recently completed asset sales that reduced generation by 4,568 GWh and revenues by $346 million. On a same store, constant currency basis, revenues decreased by $156 million as the benefits from higher resources at our Colombian hydroelectric assets as well as inflation escalation on our contracted generation in South America were more than offset by lower hydrology at our U.S. and Brazilian businesses and lower spot prices on our uncontracted Colombian generation caused by higher system-wide hydrology.
The strengthening of the Colombian peso and Euro relative to the U.S. dollar compared to the prior year was partially offset by the relative weakening of the Brazilian real, which increased revenues by $2 million and decreased operating and interest expenses by $1 million.
Direct operating costs totaled $1,495 million, representing a decrease of $272 million compared to prior year due to a reorganization in the prior year that resulted in the disposition of a fully integrated developer and operator of renewable power assets in the U.S. to Brookfield Renewable, the sale of a European renewable platform and decreased power purchases in Columbia which are passed through to our customers, partly offset by additional costs from recently commissioned and acquired facilities and the above noted strengthening of the Colombian peso and Euro relative to the U.S. dollar.
Management service costs totaling $110 million represents an increase of $4 million compared to prior year.
Interest expense totaling $1,672 million represents an increase of $5 million compared to prior year due to the re-classification of distributions on the BRHC Class C shares to interest expense due to their treatment as a liability as a result of the Arrangement, partially offset by recently completed asset sales and organizational structuring initiatives.
Remeasurement of shares classified as financial liabilities resulted in a $1,661 million loss compared to a $693 million gain in the prior year due to the movement in the LP unit and BEPC exchangeable share price during the year.

Depreciation expense totaling $1,240 million represents a decrease of $22 million compared to prior year due to recently completed asset sales.
Net loss totaling $2,343 million represents a decrease of $2,776 million compared to prior year primarily due to remeasurement of shares classified as financial liabilities and other items noted above.
Prior Year Variance Analysis (2024 vs 2023)
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

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	December 31, 2025	December 31, 2024
Current assets	$3,943	$3,114
Equity-accounted investments	1,014	753
Property, plant and equipment, at fair value	39,699	38,696
Total assets	46,267	44,129
Non-recourse borrowings	15,264	13,775
Deferred income tax liabilities	7,339	6,493
Interests held in BRHC by Brookfield Renewable	5,245	4,432
BEPC exchangeable and class A.2 exchangeable shares	5,016	4,168
Total equity in net assets	9,232	12,108
Total liabilities and equity	46,267	44,129
	FX rates to USD
	€0.85	0.97
R$	5.50	6.19
COP	3,757	4,409
Property, plant and equipment
Property, plant and equipment totaled $39.7 billion as at December 31, 2025 compared to $38.7 billion as at December 31, 2024, representing an increase of $1.0 billion. Our continued investments in the development of power generation assets and our sustaining capital expenditure increased property, plant and equipment by $1.2 billion. Our annual revaluation, which recognized the benefit of higher power prices across South America and European markets, the expected growth in demand for renewable power and the strengthening of most currencies against the U.S. dollar, increased property plant and equipment by $2.9 billion. These increases were partially offset by dispositions that decreased property, plant and equipment by $1.9 billion and depreciation expense that reduced property, plant and equipment by $1.2 billion.
See Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and associated sensitivity analyses.
Shares classified as financial liability
Prior to the Arrangement, class C shares were classified as financial liabilities and were presented as equity instruments given the narrow scope presentations existing in IAS 32. Following the Arrangement, and upon consolidation of BRHC into our company, the class C shares are now presented as financial liabilities as Interests held in BRHC at a value of $5,245 million.
As a result of the Arrangement, holders of the BRHC exchangeable shares, other than Brookfield, received our company’s exchangeable shares in exchange for their BRHC exchangeable shares on a one-for-one basis and Brookfield transferred their exchangeable shares of BRHC to our company in exchange for class A.2 shares on a one-for-one basis. The exchangeable shares and class A.2 exchangeable shares, upon consolidation into our company, are classified as financial liabilities at a value of $5,016 million.

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
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control or significant influence of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
Our company may participate with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, Brookfield Infrastructure Debt Fund, and the Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
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
Brookfield has provided a $400 million unsecured revolving credit facility maturing in December 2030 and the draws bear interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2025 (December 31, 2024: nil). There was no interest expense on the Brookfield revolving credit facility and deposit reflected for the year ended December 31, 2025, 2024, and 2023.
From time to time Brookfield Renewable may enter into short-term arrangements with consolidated subsidiaries of the company that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the company may request repayment upon three business days' written notice. As at December 31, 2025, there were $376 million (2024: $125 million) of funds placed on deposit with Brookfield Renewable, which carry an interest rate of 3.39% to 4.03%. Funds placed on deposit are reflected within due from related parties on the consolidated statements of financial position. Interest income earned on the deposits placed with Brookfield Renewable for year ended December 31, 2025 less than $1 million.

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
On December 31, 2025, BRHC undertook a reorganization pursuant to which a new corporation, 1566030 B.C. Ltd. (“New BRHC”) was formed, and all existing shares of BRHC were contributed to New BRHC in exchange for shares of New BRHC. The reorganized structure operates substantially the same as the previous structure. New BRHC became a party to all agreements to which BRHC was a party, including the Master Services Agreement. New BRHC subsequently changed its name to Brookfield Renewable Holdings Corporation. Unless otherwise indicated, all references to BRHC refer to New BRHC.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized non-recourse borrowings in the statement of financial position. As at December 31, 2025, the company, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: nil of non-recourse borrowings (2024: $13 million); and $458 million (2024: $58 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.
From time to time as part of normal course tax efficiency initiatives of our group, the company may invest in a subsidiary of the partnership or extend intercompany loans which are generally unsecured, bear interest at market rates, and are repayable on demand or under agreed terms to a subsidiary of the partnership to optimize the use of tax attributes, including net operating losses within the group. During the second quarter of 2025, Brookfield Renewable executed a $945 million intercompany loan with the company, which carries an interest rate of 7.5%, and is classified as Due from related parties and Due to related parties on the consolidated statements of financial position. The interest expense for the year ended December 31, 2025 totaled approximately $45 million.

During the third quarter of 2025, the company transferred its interest in a portfolio of 220 MW under construction storage assets in the U.S. to a subsidiary of the partnership for proceeds of approximately $114 million. As a result of the transfer, the company derecognized $258 million of total assets and $134 million of total liabilities. The transaction was accounted for as a common control transaction with the difference between consideration received and the assets and liabilities given up recorded directly to equity and presented as a Disposal in the consolidated statements of changes in equity.
During the fourth quarter of 2025, the company, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to the company), to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party.
During the fourth quarter of 2025, the company, together with its institutional partners, completed the sale of a 700 MW portfolio of operating distributed generation assets in the U.S for proceeds, net of transaction costs, of approximately $546 million ($215 million net to the company). 47% was sold to a third party and the remaining 53% was sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party.
During the fourth quarter of 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion, of which the company’s share was $900 million, from a private fund managed by BAM, at a value equivalent to the purchase price agreed to with an unaffiliated third party. Brookfield Renewable increased its ownership in the business to approximately 37.3%, of which the company’s share is 34%, and will continue to consolidate this business. In connection with the closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.
Subsequent to year end, the company, together with its institutional partners, agreed to the sale of a 132 MW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $89 million ($57 million net to the company), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 28 - Related party transactions in our audited consolidated financial statements. For a description of certain of our agreements with Brookfield and the partnership, please see Item 7.B “Related Party Transactions” in our Form 20-F for the year ended December 31, 2025.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2025	2024	2023
Revenues
Power purchase and revenue agreements	$31	$68	$10

Other income
Interest income	$88	$42	$29
Distribution income	—	3	7
	$88	$45	$36

Direct operating costs
Energy purchases	$(31)	$(27)	$(19)
Energy marketing fee & other services	(25)	(2)	(2)
	$(56)	$(29)	$(21)

Interest expense
Borrowings and distributions	$(469)	$(462)	$(140)

Other
Other related party services (expense) income	$(8)	$(5)	$3
Financial instrument gain	—	2	9
	$(8)	$(3)	$12

Management service costs	$(110)	$(106)	$(88)

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2025	2024
Current assets
Due from related parties
Amounts due from	Brookfield	$16	$30
	The partnership	1,590	1,363
	Equity-accounted investments and other	19	11
		$1,625	$1,404

Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$—	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$67	$34
	The partnership	903	480
	Brookfield Wealth Solutions and associates	24	24
	Equity-accounted investments and other	17	6
		1,011	544

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$9	$53
	The partnership	42	452
	Brookfield Wealth Solutions and associates	434	34
	Equity-accounted investments and other	—	2
		$485	$541

Non-recourse borrowings	Brookfield Wealth Solutions and associates	$—	$13

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric	13,793	13,368	$1,296	$1,189	$776	$684	$480	$434
Wind	2,268	2,848	151	223	111	246	68	190
Utility-scale solar	1,412	1,636	224	238	172	237	102	169
Distributed energy & sustainable solutions	850	939	107	124	99	82	73	57
Corporate	—	—	—	—	16	50	(95)	(56)
Total	18,323	18,791	$1,778	$1,774	$1,174	$1,299	$628	$794
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS)	2025	2024
Revenue	$1,296	$1,189
Other income	81	33
Direct operating costs	(601)	(538)
Adjusted EBITDA(1)	776	684
Interest expense	(277)	(229)
Current income taxes	(19)	(21)
Funds From Operations	$480	$434

Generation (GWh) – actual	13,793	13,368
Average revenue per MWh(2)	77	80
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
Funds From Operations at our hydroelectric business was $480 million versus $434 million in the prior year as the benefit of stronger hydrology at our Colombia business, inflation indexation on contracted generation, lower cash taxes from recently acquired development assets, and our increased ownership in our Colombia business, was partially offset by lower hydrology at our U.S. and Brazil businesses, and lower spot prices on our uncontracted Colombian generation caused by higher system-wide hydrology. We also advanced our capital rotation strategy through the partial sale of a U.S. non-core hydro asset portfolio, crystallising significant value from our initial acquisition.
WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS)	2025	2024
Revenue	$151	$223
Other income	34	106
Direct operating costs	(74)	(83)
Adjusted EBITDA(1)	111	246
Interest expense	(38)	(47)
Current income taxes	(5)	(9)
Funds From Operations	$68	$190

Generation (GWh) – actual	2,268	2,848
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business was $68 million versus $190 million in the prior year. The impact from newly commissioned facilities was offset by a reorganization in the prior year that resulted in the disposition of a fully integrated developer and operator of renewable power assets in the U.S., gains on the sale of development assets that benefited the prior year, and the impact from the sale of wind assets in Portugal and Spain that reduced results compared to last year.

UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS)	2025	2024
Revenue	$224	$238
Other income	9	66
Direct operating costs	(61)	(67)
Adjusted EBITDA(1)	172	237
Interest expense	(55)	(68)
Current income taxes	(15)	—
Funds From Operations	$102	$169

Generation (GWh) – actual	1,412	1,636
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $102 million versus $169 million in the prior year as the benefit from newly commissioned facilities was offset by lower generation on a same store basis, a reorganization in the prior year that resulted in the disposition of a fully integrated developer and operator of renewable power assets in the U.S. to Brookfield Renewable as well as the sale of solar assets in Spain that reduced results compared to last year.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the year ended December 31:

(MILLIONS)	2025	2024
Revenue	$107	$124
Other income	46	8
Direct operating costs	(54)	(50)
Adjusted EBITDA(1)	99	82
Interest expense	(24)	(24)
Current income taxes	(2)	(1)
Funds From Operations	$73	$57

Generation (GWh) – actual	850	939
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & sustainable solutions business was $73 million versus $57 million in the prior year as the benefits from a gain on the sale of our North American distributed energy business was partially offset by lower generation and lower contributions from our pumped storage business.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric	$13,368	$14,449	$1,189	$1,212	$684	$787	$434	$504
Wind	2,848	1,728	223	152	246	138	190	108
Utility-scale solar	1,636	1,261	238	165	237	146	169	94
Distributed energy & sustainable solutions	939	886	124	125	82	101	57	80
Corporate	—	—	—	—	50	15	(56)	(70)
Total	18,791	18,324	$1,774	$1,654	$1,299	$1,187	$794	$716
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
Funds From Operations at our hydroelectric business was $434 million versus $504 million in the prior year as the benefit of higher average revenue per MWh at our Colombia hydroelectric facilities due to inflation indexation and recontracting initiatives was offset by unfavorable hydrology conditions in the U.S. and Brazil.
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
Funds From Operations at our wind business was $190 million versus $108 million in the prior year primarily due to the benefits from our newly acquired and commissioned facilities and gains on sale related to the disposition of a European development portfolio.

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
Funds From Operations at our utility-scale solar business was $169 million versus $94 million in the prior year due to the benefits of growth in our business and gains related to the sale of a European development portfolio.
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
Funds From Operations at our distributed energy & sustainable solutions business was $57 million versus $80 million in the prior year as the benefits from stronger resources were offset by lower contributions from our pumped storage business as the prior year benefited from higher grid stability prices.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$298	$(143)	$(82)	$(99)	$(2,317)	$(2,343)
Add back or deduct the following:
Depreciation	545	310	281	104	—	1,240
Deferred income tax recovery	(27)	(55)	(23)	(23)	(4)	(132)
Foreign exchange and financial instrument (gain) loss	(15)	(72)	(5)	(7)	8	(91)
Other(1)	43	68	57	155	6	329
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	—	550	550
Remeasurement of interests held in BRHC by the partnership	—	—	—	—	813	813
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	—	848	848
Management service costs	—	—	—	—	110	110
Interest expense(2)	684	157	216	64	1	1,122
Current income tax expense	73	13	26	6	1	119
Amount attributable to equity accounted investments and non-controlling interests(3)	(825)	(167)	(298)	(101)	—	(1,391)
Adjusted EBITDA attributable to the company	$776	$111	$172	$99	$16	$1,174
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
(2)Total interest expense of $1,672 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$370	$55	$16	$(33)	$25	$433
Add back or deduct the following:
Depreciation	518	367	287	90	—	1,262
Deferred income tax expense	9	12	31	7	8	67
Foreign exchange and financial instrument gain	(131)	(73)	(32)	(2)	—	(238)
Other(1)	(39)	18	(18)	(33)	(18)	(90)
Dividends on BEPC exchangeable shares(2)	—	—	—	—	549	549
Remeasurement of interests held in BRHC by the partnership	—	—	—	—	(58)	(58)
Remeasurement of BEPC exchangeable and A.2	—	—	—	—	(61)	(61)
Remeasurement of exchangeable and class B shares of BRHC	—	—	—	—	(574)	(574)
Management service costs	—	—	—	—	106	106
Interest expense(2)	625	231	201	47	14	1,118
Current income tax expense	70	10	13	6	1	100
Amount attributable to equity accounted investments and non-controlling interests(3)	(738)	(374)	(261)	—	58	(1,315)
Adjusted EBITDA attributable to the company	$684	$246	$237	$82	$50	$1,299
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
(2)Total interest expense of $1,667 million is comprised of Interest expense and Dividends on BEPC exchangeable shares.
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

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Net (loss) income	$(2,343)	$433	$308
Add back or deduct the following:
Depreciation	1,240	1,262	1,342
Foreign exchange and financial instruments gain	(91)	(238)	(159)
Deferred income tax (recovery) expense	(132)	67	(40)
Other(1)	329	(90)	(316)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC	551	549	241
Remeasurement of interests held in BRHC by the partnership	813	(58)	—
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	848	(61)	—
Remeasurement of exchangeable and class B shares of BRHC	—	(574)	106
Amount attributable to equity accounted investments and non-controlling interest(2)	(587)	(496)	(766)
Funds From Operations	$628	$794	$716
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

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	December 31, 2025	December 31, 2024
Our company's share of cash and cash equivalents	$397	$255
Authorized credit facilities(1)	2,450	2,450
	2,847	2,705
Available portion of subsidiary credit facilities	235	85
Brookfield Renewable group liquidity on a proportionate basis	1,543	1,530
Available liquidity	$4,625	$4,320
(1)Includes the $2,050 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Corporation.
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
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the amended and restated equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ended December 31, 2025. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved an over 5% increase in its annual distribution to $1.568 per LP unit, or $0.392 per LP unit quarterly, starting with the distribution paid in March 2026, an increase from $1.492 per LP unit in 2025 (2024: $1.42 per LP unit and 2023: $1.35 per LP unit). This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions net of dispositions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2025			2024
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total(1)	Interest rate %(1)	Term (years)	Total(1)
Proportionate non-recourse borrowings(2)
Hydroelectric	7.4	5	$4,050	6.8	6	$2,939
Wind	6.2	8	658	5.1	6	695
Utility-scale solar	5.4	10	1,412	5.4	10	1,281
Distributed energy & sustainable solutions	6.0	10	142	4.8	8	304
	6.8	7	6,262	6.1	7	5,219
Proportionate unamortized financing fees, net of unamortized premiums			(33)			(31)
			6,229			5,188
Equity-accounted borrowings			(259)			(104)
Non-controlling interests and other(3)			9,294			8,691
As per IFRS Statements			$15,264			$13,775
(1)Includes proportionate share of cash obligations on tax equity and yields on tax equity.
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity adjustments.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest payable on a proportionate basis as at December 31, 2025:

(MILLIONS)	2026	2027	2028	2029	2030	Thereafter	Total
Debt principal repayments
Non-recourse borrowings
Hydroelectric	$418	$129	$97	$278	$968	$909	$2,799
Wind	1	1	125	56	125	4	312
Utility-scale solar	11	1	151	67	151	—	381
Distributed energy & sustainable solutions	—	—	—	—	—	142	142
	430	131	373	401	1,244	1,055	3,634
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	132	132	176	118	204	489	1,251
Wind	35	45	33	32	29	172	346
Utility-scale Solar	80	90	87	88	88	598	1,031
Distributed energy & sustainable solutions	—	—	—	—	—	—	—
	247	267	296	238	321	1,259	2,628
Total	$677	$398	$669	$639	$1,565	$2,314	$6,262
Interest payable(1)
Non-recourse borrowings
Hydroelectric	$288	$248	$230	$207	$177	$305	$1,455
Wind	32	33	30	25	20	178	318
Utility-scale Solar	71	69	64	58	52	503	817
Distributed energy & sustainable solutions	9	6	9	11	9	39	83
Total	$400	$356	$333	$301	$258	$1,025	$2,673
(1)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable-rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2030 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
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

CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
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
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows for the years ended December 31:

(MILLIONS)	2025	2024	2023
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$551	$752	$1,218
Change in due to or from related parties	45	61	(20)
Net change in working capital balances	(94)	(264)	405
Operating activities	502	549	1,603
Financing activities	96	192	(636)
Investing activities	(576)	(665)	(1,018)
Foreign exchange gain (loss) on cash	44	(77)	36
Increase (decrease) in cash and cash equivalents	$66	$(1)	$(15)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2025 totaled $551 million compared to $752 million in 2024 and $1,218 million in 2023, reflecting the strong operating performance of our business during the periods. The prior year benefited from the results of a fully integrated developer and operator of renewable power assets in the U.S. that was transferred to Brookfield Renewable, as well as a European renewable platform that was sold in late 2024.
Financing Activities
Cash flows provided by financing activities totaled $96 million for the year ended December 31, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital enabled us to fund growth as discussed below and allowed us to generate net proceeds of $1,419 million from non-recourse financings and related party financings of $206 million. This included several up-financings across our hydro fleet on the back of signing favorable long-term contracts, generating incremental liquidity to fund growth on an investment grade basis.
During the year, we returned and distributed capital totaling $2,731 million primarily driven by our acquisition of an incremental 15% ownership interest in Isagen that distributed capital to our non-controlling interests. Capital contributed by our non-controlling interests totaled $1,207 million.

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
Investing Activities
Cash flows used in investing activities totaled $576 million for the year ended December 31, 2025. Our continued investment in property, plant and equipment and equity accounted investments, including the construction and development of solar, wind and storage development projects in the U.S., Colombia, and Brazil totaled $1,291 million for the year ended December 31, 2025.
Our capital recycling initiatives, including the sale of our North American distributed generation business and financial assets resulted in proceeds of $882 million for the year ended December 31, 2025.
Cash flows used in investing activities totaled $665 million for the year ended December 31, 2024. Our continued investment in property, plant and equipment, including the construction and development of wind, solar and storage development projects in the U.S.and Brazil totaled $949 million for the year ended December 31, 2024. We also invested $685 million into our structured investments and equity accounted investments including acquiring a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day.
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
Our company’s capital structure is comprised of the following shares:

(SHARES)	December 31, 2025
BEPC exchangeable and class A.2 exchangeable shares(1)	179,604,793
BEPC class B shares	55
BRHC class B shares	110
BRHC class C shares	194,460,874
(1)Includes 144,885,110 (December 31, 2024: 144,921,168) of BEPC exchangeable shares and 34,719,683 (December 31, 2024: 34,719,683) of Class A.2 exchangeable shares.
BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these shares for cash consideration. The redemption right related to the BEPC exchangeable shares is subject to the company’s right, at its sole discretion, to satisfy the redemption request with LP units on a one-for-one basis. Similarly, the redemption right related to class A.2 shares is subject to the company’s right, at its sole discretion, to satisfy any such redemption request with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ended December 31, 2025. During the year ended December 31, 2025, our shareholders exchanged 36,058 (2024: 10,675 and 2023: 8,465) BEPC exchangeable shares for an equivalent number of LP units. BEPC class B, BRHC class B and BRHC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of class A.2 exchangeable shares, BEPC class B or BRHC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and class A.2 exchangeable shares and the cash redemption feature of the BEPC class B, BRHC class B and BRHC class C shares, the BEPC exchangeable shares, class A.2 exchangeable shares, BEPC class B shares, BRHC class B shares and BRHC class C shares are classified as financial liabilities. However, the BEPC class B shares meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentations existing in IAS 32.
During the year ended December 31, 2025, our company declared dividends of $269 million (2024: $256 million and 2023: $241 million) on its outstanding BEPC exchangeable shares and class A.2 exchangeable shares and $282 million (2024: $293 million) on its outstanding BRHC class C shares. Dividends on our BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares are presented as interest expense in the consolidated financial statements. No dividends were declared on BEPC class B shares and BRHC class B shares during the year.
As at December 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining BEPC exchangeable shares are held by public investors.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2025, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2025.

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
CONTRACTUAL OBLIGATIONS
Please see Note 27 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements:
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
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2025, letters of credit issued amounted to $1,672 million (2024: $1,002 million).
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

PART 6 – SELECTED QUARTERLY AND ANNUAL INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2025				2024
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$938	$931	$952	$907	$987	$1,041	$989	$1,125
Net (loss) income	(666)	(225)	(1,447)	(5)	945	(664)	(339)	491
Net (loss) income attributable to the partnership	(706)	(233)	(1,410)	5	761	(674)	(342)	491

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 and 2024
The following chart reflects the generation and summary financial figures of our company on a proportionate basis for the three months ended December 31:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric	3,450	3,029	$331	$272	$218	$129	$106	$69
Wind	582	738	40	61	28	132	15	112
Utility-scale Solar	293	262	32	28	14	57	(5)	40
Distributed energy & sustainable solutions(2)	191	182	24	25	49	16	42	9
Corporate	—	—	—	—	(3)	12	(38)	(31)
Total	4,516	4,211	$427	$386	$306	$346	$120	$199
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

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Operational information:
Capacity (MW)	47,203	46,211	32,949
Total generation (GWh)
Long-term average generation	123,028	94,339	75,584
Actual generation	116,010	80,842	69,704
Proportionate generation (GWh)
Actual Renewable generation	33,157	30,947	30,947
Additional financial information:
Net loss attributable to Unitholders	$ (19)	$ (464)	$ (100)
Basic loss per LP unit(1)	(0.25)	(0.89)	(0.32)
Proportionate Adjusted EBITDA(2)	2,698	2,408	2,182
Funds From Operations(2)	1,334	1,217	1,095
Funds From Operations per Unit(2)(3)	2.01	1.83	1.67
Distribution per LP unit(3)	1.49	1.42	1.35
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Property, plant and equipment, at fair value	$ 70,456	$ 73,475	$ 64,005
Equity-accounted investments	4,087	2,740	2,546
Total assets	98,701	94,809	76,128
Total borrowings	34,892	34,390	29,702
Deferred income tax liabilities	9,395	8,439	7,174
Other liabilities	19,440	15,524	9,273
Participating non-controlling interests – in operating subsidiaries	24,164	26,168	18,863
General partnership interest in a holding subsidiary held by Brookfield	52	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524	2,457	2,684
BEPC exchangeable shares and class A.2 exchangeable shares	2,330	2,269	2,479
Preferred equity	563	537	583
Perpetual subordinated notes	737	737	592
Preferred limited partners’ equity	634	634	760
Limited partners’ equity	3,970	3,604	3,963
Total liabilities and equity	98,701	94,809	76,128
Debt-to-total capitalization (market value)(4)	39%	40%	40%
(1)For the year ended December 31, 2025, average LP units totaled 287.0 million (2024: 285.5 million and 2023: 282.4 million).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2025 totaled 665.1 million (2024: 663.6 million and 2023: 657.1 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity, and Unitholder equity.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$71	$(14)	$(27)	$(36)	$(660)	$(666)
Add back or deduct the following:
Depreciation	142	77	72	10	—	301
Deferred income tax (recovery) expense	(8)	(28)	(23)	(13)	(2)	(74)
Foreign exchange and financial instrument (gain) loss	(78)	(52)	(18)	—	5	(143)
Other(1)	59	43	15	145	3	265
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	—	128	128
Remeasurement of interests held in BRHC by the partnership	—	—	—	—	230	230
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	—	253	253
Management service costs	—	—	—	—	35	35
Interest expense(2)	190	40	48	25	5	308
Current income tax expense	39	9	11	5	—	64
Amount attributable to equity accounted investments and non-controlling interests(3)	(197)	(47)	(64)	(87)	—	(395)
Adjusted EBITDA attributable to the company	$218	$28	$14	$49	$(3)	$306
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
(2)Total interest expense of $436 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.
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

The following table reflects the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$111	$151	$72	$(30)	$641	$945
Add back or deduct the following:
Depreciation	129	72	67	24	—	292
Deferred income tax (recovery) expense	(10)	35	18	16	5	64
Foreign exchange and financial instrument gain	(65)	(32)	(59)	(4)	—	(160)
Other(1)	(36)	31	25	2	1	23
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	—	356	356
Remeasurement of interests held in BRHC by the partnership	—	—	—	—	(58)	(58)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	—	(61)	(61)
Remeasurement of exchangeable and class B shares of BRHC	—	—	—	—	(915)	(915)
Management service costs	—	—	—	—	35	35
Interest expense(2)	158	53	56	12	—	279
Current income tax expense	17	2	12	6	—	37
Amount attributable to equity accounted investments and non-controlling interests(3)	(175)	(180)	(134)	(10)	8	(491)
Adjusted EBITDA attributable to the company	$129	$132	$57	$16	$12	$346
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
(2)Total interest expense of $635 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
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

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Net (loss) income	$(666)	$945
Add back or deduct the following:
Depreciation	301	292
Foreign exchange and financial instrument gain	(143)	(160)
Deferred income tax (recovery) expense	(74)	64
Other(1)	265	23
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC	128	356
Remeasurement of interests held in BRHC by the partnership	230	—
Remeasurement of BEPC exchangeable and BEPC class B shares	(595)	—
Remeasurement of exchangeable and class B shares of BRHC	848	(1,034)
Amount attributable to equity accounted investments and non-controlling interest(2)	(174)	(287)
Funds From Operations	$120	$199
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
The following table outlines the company’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
'- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2025, we had on a proportionate basis approximately 90% of 2026 generation (2024: 88% of 2025 generation) contracted under power purchase agreements and financial contracts excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 85% and 75% of 2026 generation (2024: 80% and 85% of 2025 generation, respectively) contracted under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency	We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, and Colombian peso – related to operations, anticipated transactions, and certain foreign currency debt.
'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 55% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 10% of our portfolio cash flow, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure currencies in South America – representing 35% of our portfolio cash flow – due to the high costs of hedging certain currencies. However, these specific exposures are partially mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our variable-rate debt.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed-rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed-rates on certain anticipated future debt issuances and on floating rate debts
- Our proportionate floating rate exposure represents 23% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our variable-rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Credit
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

'- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2025, 89% (2024: 86%) of the company’s trade receivables were current

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

'- As at December 31, 2025, available group liquidity was $4.6 billion. Liquidity is comprised of the group's proportionate share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and share of subsidiary credit facilities. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES, JUDGMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
The audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2025 and 2024 and for each of the three years ended December 31, 2025, 2024 and 2023 are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and material accounting policy information in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, forecasted development MWs per annum, future leverage assumptions, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2025. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
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
(i)Property, plant and equipment
The fair value of our company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our company's audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of our company’s property, plant and equipment. See Note 1(u)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our company's audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Our company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years the company’s best estimate of electricity prices that would allow new entrants into the market. This valuation technique approximates the net present value of future cash flows.

For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, our company determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgments surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes, expected long-term average generation, and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using estimated future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
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
The company uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates forecasted development MWs per annum, and future leverage assumptions for the platforms.
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
Our company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2030 to 2035 in North America, 2030 in Colombia and 2029 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. The company has based its long term energy views for existing assets on a discount to price required to incentive new build generation, considering the expected technology profile of the relevant region.
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
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impacts of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impacts of these amendments and have noted no material impact.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on the company.

SUBSEQUENT EVENTS
Subsequent to year-end, the company together with its institutional partners, completed the sale of 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to the company). The company continues to consolidate the business.
Subsequent to year-end, the company established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million BEPC exchangeable shares directly from treasury. To date, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million.

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
Our risk of hydrology generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
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

5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”
PRICE RANGE AND TRADING VOLUME OF THE BEP UNITS
The BEP units are listed and posted for trading on the NYSE under the symbol “BEP”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the NYSE for the periods indicated, in United States dollars (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	($)	($)
2026
January 1, 2026 – February 20, 2026	32.78	26.71	19,522,203
2025
January 1, 2025 – March 31, 2025	24.16	19.92	46,717,255
April 1, 2025 – June 30, 2025	26.67	19.29	37,689,971
July 1, 2025 – September 30, 2025	27.87	24.13	28,695,932
October 1, 2025 – December 31, 2025	32.72	25.81	52,247,129
2024
January 1, 2024 – March 31, 2024	27.47	21.85	27,948,612
April 1, 2024 – June 30, 2024	28.81	19.92	35,115,415
July 1, 2024 – September 30, 2024	28.61	22.76	27,450,632
October 1, 2024 – December 31, 2024	29.56	22.23	32,053,487
2023
January 1, 2023 – March 31, 2023	31.6	25.5	20,360,920
April 1, 2023 – June 30, 2023	32.76	28.57	15,120,812
July 1, 2023 – September 30, 2023	30.32	21.46	23,404,551
October 1, 2023 – December 31, 2023	27.81	25.5	20,360,920
The BEP units are listed and posted for trading on the TSX under the symbol “BEP.UN”. The following table sets forth the price ranges and trading volumes of the BEP units as reported by the TSX for the periods indicated, in Canadian dollars (see Item 4.A “History and Development of the Company—History and Development of Our Business”):

	BEP Units
	High	Low	Volume
	(C$)	(C$)
2026
January 1, 2026 – February 20, 2026	44.74	37.20	10,210,379
2025
January 1, 2025 – March 31, 2025	34.59	28.65	25,697,267
April 1, 2025 – June 30, 2025	36.25	27.50	18,539,364
July 1, 2025 – September 30, 2025	38.25	33.31	15,597,572
October 1, 2025 – December 31, 2025	45.73	36.00	18,356,265
2024
January 1, 2024 – March 31, 2024	36.76	29.73	15,114,869
April 1, 2024 – June 30, 2024	39.85	27.55	21,557,712
July 1, 2024 – September 30, 2024	38.67	31.68	19,007,134
October 1, 2024 – December 31, 2024	40.84	32.02	18,832,436
2023
January 1, 2023 – March 31, 2023	42.74	34.74	13,663,336
April 1, 2023 – June 30, 2023	44.13	37.89	9,648,693
July 1, 2023 – September 30, 2023	39.90	29.15	12,267,967
October 1, 2023 – December 31, 2023	37.24	27.43	18,516,932

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
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A, “Operating Results - Part 8 - Critical Estimates and Accounting Policies”.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
The BEPC Board of Directors
The following table presents certain information concerning the board of directors of BEPC:

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	77	Chair	Vice Chair of Brookfield

Eleazar de Carvalho Filho*(2)(5) Sao Paulo, Brazil	68	Director	Founder of Virtus BR Partners; director of TechnipFMC plc, Grupo Pão de Açúcar

Sarah Deasley* London, United Kingdom	56	Director	Executive Director of Frontier Economics

Nancy Dorn*(3)(4) Georgia, United States	67	Director	Director

Randy MacEwen*(5) British Columbia, Canada	57	Director	Director

Lou Maroun*(2)(3) Warwick, Bermuda	75	Director	Chairman of Sigma Capital Corporation

Stephen Westwell*(2)(3) London, United Kingdom	67	Director	Director

Patricia Zuccotti*(2) Washington, United States	78	Director	Director

* Denotes independent director
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
Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of BEPC since the completion of the special distribution. Mr. Blidner is a Vice Chair and a director of Brookfield Corporation. He serves as Chair of the general partner of Brookfield Property Partners L.P. and also serves as a director of the general partner of Brookfield

Business Partners L.P., the general partner of Brookfield Infrastructure Partners L.P., Brookfield Business Corporation and Brookfield Infrastructure Corporation. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LL.B from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of BEPC since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank and Chairman of Oi S.A.. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. He currently serves on the board of directors of TechnipFMC plc and Companhia Brasileira de Distribuição (Grupo Pão de Açúcar). Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.
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
Nancy Dorn. Ms. Dorn is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn served on the Board of Governors of the Argonne National Laboratory (2018-2024) and on the Saint Simons Island Land Trust (2018-2024) in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
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
Randy MacEwen. Mr. MacEwen is a director of BEPC since 2021. He was formerly the President and Chief Executive Officer and a member of the Board of Directors of Ballard Power Systems (2014 - 2025). Mr. MacEwen

has held executive roles in clean energy companies for over 20 years, including in hydrogen, fuel cells and solar. In his earlier career, Mr. MacEwen was a lawyer specializing in mergers and acquisitions and corporate finance. Mr. MacEwen holds a Bachelor of Arts degree, a Bachelor of Law degree, and the ICD.D designation.
Stephen Westwell. Mr. Westwell is a director of BEPC since completion of the special distribution and is also a director of the general partner of BEP. Mr. Westwell was the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell served on the board of directors of Sasol Pty Limited, a global oil and chemical company (2012-2024). Mr. Westwell is a director of Zaffra B.V. and is a Senior Advisor to British International Investment, the United Kingdom’s development finance institution. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
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
Compensation
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the general partner of BEP and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2025, each of the directors received $165,000 for their service on the board of directors and committees of the general partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. Additionally, in recognition of the time commitment required by certain directors for travel to attend board meetings in Bermuda, directors resident in certain locations receive an annual long distance travel stipend of $15,000.
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

Name	Years of Experience in industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	16	13	Chief Executive Officer
Wyatt Hartley	20	16	Co-President
Jennifer Mazin	27	12	Co-President and General Counsel
Patrick Taylor	18	15	Chief Financial Officer
Natalie Adomait	15	15	Chief Operating Officer

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
During 2025, BRELP undertook changes to its holding structure that resulted in new entities becoming Service Recipients under the Master Services Agreement. In May 2025, BRELP established U.S. Holdco as a direct wholly owned subsidiary, and in December 2025, as part of a reorganization of BEP’s investment in Standard Solar that transferred the investment from Euro Holdco to BRELP, BGTF Zenith AIV likewise became a direct wholly owned subsidiary of BRELP and a Service Recipient.
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
The base management fee payments for the years ended December 31, 2025, 2024 and 2023, respectively, are set out below:

	For the year ended December 31,
$ MILLIONS	2025	2024	2023
Base management fee	$223	$204	$205
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2025, none of the directors, officers, employees and former directors, officers and employees of our Company, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
Election and Removal of Directors
The BEPC board is elected by the shareholders of BEPC and each of BEPC’s current directors will serve until the close of the next annual meeting of shareholders of BEPC or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the BEPC board may be filled and additional directors may be added by a resolution of the shareholders of BEPC or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of BEPC. A director will be automatically removed from the BEPC board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. The partnership, through its ownership of BEPC class B shares, will have a 75% voting interest in BEPC and will be able to control the election and removal of directors serving on the BEPC board. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership—Brookfield exercises substantial influence over our group and it is highly dependent on the Service Provider”.
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
The audit committee had four regular quarterly meetings in 2025 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2026.
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
The BEPC nominating and governance committee had four regular quarterly meetings in 2025 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2026. As if the date of this Form 20-F, the BEPC nominating and governance committee is comprised of the following three directors. Lou Maroun (Chair), Nancy Dorn and Stephen Westwell, all of whom are independent directors.
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
We lease the principal office of our Brazil business, which is located in São Paulo. This office oversees our operations in Brazil, as well as Chile, with approximately 496 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. All of our employees in Brazil are covered by collective bargaining agreements. We have experienced positive relations with our unionized work force in Brazil.
We lease the principal office of our Colombian business, which is located in Medellín. Our Colombia business employs approximately 614 full time employees, of which approximately 87% are covered by collective bargaining agreements.
The principal office of our European operations is located in London, in the U.K. Our European business, which includes an office in Madrid, Spain, employs approximately 355 employees comprising operating, finance, project development, market research, power marketing and support functions. Approximately 6% of these employees are covered by collective agreements.
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Queensbury, New York and allows for the remote monitoring and control of nearly all of our assets in the country. Our U.S. business employs approximately 946 people, approximately 33% of whom are covered by collective agreements. We have experienced positive relations with our unionized workforce in the United States. See Item 4.B “Business Overview—Employees and Offices”.
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information as of February 20, 2026 regarding the beneficial ownership of BEPC exchangeable shares by each person or entity that beneficially own 5% or more of BEPC exchangeable shares. The BEPC exchangeable shares held by our group’s principal shareholders do not entitle such shareholders to different voting rights than those of other holders of BEPC exchangeable shares. However, the BEPC exchangeable shares and the BEPC class B shares have different voting rights. Holders of BEPC exchangeable shares hold a 25% voting interest in BEPC and holders of the BEPC class B shares hold a 75% voting interest in BEPC. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Voting” and Item 10.B “Memorandum and Articles of Association—BEPC Class B Shares—Voting”.
Each of our directors and the individuals at the Service Provider who are principally responsible for our operations (see Item 6.A “Directors and Senior Management—About Brookfield”), individual and collectively, beneficially own less than 1% of our BEPC exchangeable shares.

	BEPC Exchangeable Shares (1)(2)
Name and Address	Number	Percentage
Brookfield Corporation(3)	44,813,835	25%
Blackrock, Inc.(4)	9,282,708	6%
Clearbridge Investments, LLC(5)	9,211,875	6%

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
(2)     The percentages shown are based on 145,520,357 BEPC exchangeable shares outstanding as of February 20, 2026.
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
(5)     As reported in ClearBridge Investments, LLC’s Schedule 13G filed on our EDGAR profile at www.sec.gov on February 12, 2026. The business address of ClearBridge Investments, LLC is One Madison Avenue, New York, New York, 10010.
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
As of February 20, 2026, 6,513 of our outstanding BEPC exchangeable shares were held by 9 holders of record in the United States, not including BEPC exchangeable shares held of record by DTC. As of February 20, 2026, DTC was the holder of record 83,256,862 BEPC exchangeable shares.

7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. Brookfield Corporation has three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Brookfield Corporation has a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by its unrivaled investment and operational experience. Brookfield Corporation’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. At the center of its success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).
Brookfield Asset Management Ltd. is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. Brookfield Asset Management Ltd. invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. Brookfield Asset Management Ltd. offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management Ltd. draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles. Brookfield Asset Management Ltd. is publicly traded in New York and Toronto (NYSE: BAM, TSX: BAM)
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management.
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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield and the Partnership”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and notes to our audited consolidated financial statements for the year ended December 31, 2025, 2024 and 2023, respectively.
The Arrangement
On December 24, 2024, we completed the Arrangement pursuant to which (i) holders of Old BRHC’s exchangeable shares, other than Brookfield, received BEPC exchangeable shares in exchange for their exchangeable shares of Old BRHC on a one-for-one basis; (ii) Brookfield exchanged their Old BRHC exchangeable shares for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of Old BRHC were delisted; and (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX.
Brookfield Relationship Agreement
Our group, BRELP, the Service Provider, Brookfield Corporation and others have entered into a relationship agreement (“Brookfield Relationship Agreement”), which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Brookfield Relationship Agreement. Pursuant to the Brookfield Relationship Agreement, Brookfield has agreed that our group will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Our group’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of our group’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit our group’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Fund V, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments, Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments, Brookfield Global Transition Fund II, a $20 billion global fund focusing on energy transition investments and the Catalytic Transition Fund, a fund focused on directing capital into clean energy and transition assets in emerging economies. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside its third-party investors. It is currently intended that Brookfield Renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield Renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e. Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investments made by such accounts). Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of inherent limitations such as our group’s financial capacity, the suitability of funds and acquisition opportunities for our group in terms of the underlying investment characteristics, fit with our group’s strategy and other portfolio construction considerations, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
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
In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046. The realized price on this contract between Brookfield and Brookfield Renewable was approximately $72 per MWh in 2025.
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
BEPC ATM
BEPC entered into an equity distribution agreement dated January 12, 2026, by and among BEPC, BEP, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., TD Securities Inc. and TD Securities (USA) LLC pursuant to which BEPC may issue up to $400,000,000 of BEPC exchangeable shares by way of the BEPC ATM. As of February 20, 2026, BEPC has issued 635,247 BEPC exchangeable shares, and approximately $372 million remains available for issuance until the BEPC ATM expires on February 24, 2027 (or is earlier terminated). Under the BEPC ATM, BEPC exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the shares may be traded. Brookfield Renewable intends to use the net proceeds from the BEPC ATM, if any, to facilitate repurchases by BEP of BEP units under BEP’s normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes.
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
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Renewable, and (b) Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
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
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of Brookfield Renewable (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, Brookfield Renewable (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-

party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of Brookfield Renewable (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to Brookfield Renewable (or a Brookfield Account in which we invest).
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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Renewable or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities (for example, by utilizing data to train A.I. models owned by Brookfield Accounts (including Brookfield proprietary accounts)). From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Renewable or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Renewable or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate Brookfield Renewable or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Renewable (or a Brookfield Account in which we invest); (d) invest in different levels of an issuer’s capital structure and/or (e) own (y) equity positions of assets that have been pledged as collateral or otherwise provide security for notes owned by Brookfield or another Brookfield Account or (z) structure products (including mortgage-backed securities) in which one or more Brookfield Accounts invest. Notwithstanding the foregoing, Brookfield Renewable (or a Brookfield Account in which we invest) may have an option or other right to engage in a particular transaction or develop a certain piece of property. Brookfield Renewable (or the Brookfield Account in which we invest) may allow another Brookfield Account, a portfolio company of another Brookfield Account or a third party to exercise such option or other right where Brookfield determines that doing so is desirable for Brookfield Renewable (or the Brookfield Account in which we invest). Any such decision for another party to move forward on this basis may not involve the purchase or sale of a security and may not require notice to or approval of the independent directors and/or Brookfield Accounts’ limited partner advisory committees. Similarly, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment with respect to which another Brookfield Account had an option or other right and in that situation, subject to the terms of the governing documents of the applicable Brookfield Accounts, there may be no notice to, or consent of, the independent directors and/or Brookfield Accounts’ limited partner advisory committees. In addition, Brookfield could recommend that Brookfield Renewable (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
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
The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of Brookfield Renewable (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that Brookfield Renewable (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by Brookfield Renewable (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than Brookfield Renewable (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-

risk of exposures, or otherwise manage their investments differently than Brookfield Renewable (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of Brookfield Renewable (or of a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than Brookfield Renewable (or a Brookfield Account in which we invest) will be able to when disposing of the applicable investment. Where Brookfield Renewable (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, Brookfield Renewable (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Account, but may be restrained from doing so because of the Brookfield Account.
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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions (and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (d) transact with Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), including in respect of investments (such as certain renewable energy tax credit investments) and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)).
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
Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested), including in respect of certain renewable energy tax credit investments. Any purchase or sale of certain renewable energy tax credit investments by Brookfield Renewable (or a Brookfield Account in which we are invested) to a

Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of investors, the independent directors and/or Brookfield Accounts’ limited partner advisory committees.
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
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling renewable energy tax credit investments on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Renewable or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Accounts are expected to transact with other Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest)), including in respect of certain renewable energy tax credit investments. Any purchase or sale of certain renewable energy tax credit investments by Brookfield Renewable (or Brookfield Accounts in which we invest) to a Brookfield Account or any other Brookfield Account will not require the approval of our independent directors and/or Brookfield Accounts’ limited partner advisory committees. Tax credit sales are generally entered into by the Brookfield Account purchasing the tax credits to offset taxable gains incurred in connection with an asset sale. However, the tax credits will typically benefit a specific subset of investors who can avail themselves of the corresponding tax offset based on such investors’ tax status. As such, the cost of such transactions will generally only be borne by the investors that benefit from them.
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
In addition, from time to time, Brookfield Renewable may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with Brookfield Renewable on the terms described below or otherwise approved by the our independent directors. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2025, our group’s net deposit from such Depositing Parties was approximately $268 million and Brookfield Renewable incurred interest expenses relating to such arrangements of approximately $1 million for the year ended December 31, 2025. Brookfield Renewable must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
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
•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Renewable) could purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Renewable, as applicable, will transfer each such warehoused investment to a Brookfield Account in which we invest at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing) taking into account (among others) one or more of the following considerations: (a) capital available for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or Brookfield Renewable for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or our group (as described in the following paragraph).
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
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Renewable or Brookfield Accounts in which we invest, such as fund support and related services such as legal, tax, financial operations and accounting related services that are provided to Brookfield Accounts in which we invest and their investments from the date of formation and through the life of the applicable Brookfield Account. Brookfield believes that providing these support services to Brookfield Renewable (and the Brookfield Accounts in which we invest) internally is value enhancing to the operations and/or management of investments, potential investments, Brookfield Renewable, the Brookfield Accounts in which we invest, the AIFM, Brookfield Renewable’s subsidiaries (and the subsidiaries of Brookfield Accounts in which we invest) and/or their respective affiliates, and these services otherwise would be provided by third parties engaged to provide the services. Accordingly, these services are considered Affiliate Services and will be provided to Brookfield Renewable (and Brookfield Accounts in which we invest) and its investments in addition to the services outlined on the Rate Schedule. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these types of support services given the extensive and specialized nature of the services (which may contrast with amounts charged for similar services (to the extent available) by other third parties. While Brookfield believes that this enhances the services Brookfield can offer to Brookfield Renewable (and the Brookfield Accounts in which we invest) and its investments, Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by Brookfield Renewable (and the Brookfield Accounts in which we invest) and its portfolio companies.
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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Renewable (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Renewable) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule or for any support services that are not included on the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). Additionally, pass-through or other costs may be charged for support services in advance based on estimated budgets (including estimates regarding costs, expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time frames) and, to the extent determined by Brookfield to be required or warranted, will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Service Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
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

The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Service Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule. In addition to overseeing or supervising third-party service providers, Brookfield may provide certain ancillary services connected to the third-party service provider’s engagement (including, but not limited to, financial reporting and business planning). To the extent such ancillary services are not covered by the Rate Schedule, they will generally be provided at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider’s fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service. In addition, to the extent that an Affiliate Service charged at the Affiliate Service Rate is programmatic rather than a one-off engagement (and thus expected to be entered into repeatedly over the course of a number of years), Brookfield will refresh its analysis of the Affiliate Service Rate utilizing the foregoing factors at a frequency determined by how often rates change in the relevant market.
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
At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. Additionally, if Brookfield determines the current market rate for a service at the time of the engagement of an Affiliate Service provider, and subsequently engages an Affiliate Service provider for the same or similar services at a future date, Brookfield may benchmark against the market rate determined at the original time of engagement rather than the market rate at each subsequent engagement of such Affiliate Service provider. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to Brookfield Renewable (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
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
The list of operating expenses included in Brookfield Renewable’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by Brookfield Renewable (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to Brookfield Renewable (or a Brookfield Account in which we invest) (or among Brookfield Renewable (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which Brookfield Renewable invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance (including in relation to the initial onboarding and admission of investors), tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.
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
Brookfield may, from time to time, obtain appraisals of investments from third party valuators. Such appraisals are intended as checks on Brookfield’s internal valuation process and are not determinative of the carrying value of the investment, which is ultimately determined by Brookfield given it possesses insider knowledge of the investments and thus has the most informed view of their value. Brookfield generally uses normalized market conditions to analyze value during times of macroeconomic distress (or when there is limited market activity for sale of certain types of assets). In valuing investments, Brookfield utilizes, among other things, an investment’s capitalization rate, discount rate, and discounted cash flow (“DCF”) projections.
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
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. Furthermore, Brookfield Renewable (or a Brookfield Account in which we invest) or its subsidiaries may purchase tax credits, including from another Brookfield Account or a portfolio company of another Brookfield Account. The cost of any such tax credits will be treated for purposes of the governing documents of Brookfield Renewable (and the Brookfield Account in which we invest) in the same manner as a payment of taxes and may be deemed to be a distribution to the applicable investors of such amounts for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in Brookfield Renewable generally (or to Brookfield Renewable in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations. Conflicts may also arise if investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest).
In selecting and structuring potential investments appropriate for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. For example, for legal, tax or regulatory reasons, Brookfield may require certain investors to participate in a particular investment directly or indirectly through a blocker or a holding vehicle that is treated as opaque for non-U.S., U.S. federal, state and/or local income tax purposes while other investors participate in such investment, directly or indirectly, without such entity. Investors holding an investment indirectly through such entity may bear economically their pro rata shares of any taxes paid by any such entity, and distributions to such investors in respect of such investment may be net of such taxes. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Renewable or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including Brookfield Renewable’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Renewable or the Brookfield Account. However, there is no guarantee that any particular Unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Renewable or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Renewable or the relevant Brookfield Account or portfolio company for the contributions. For the avoidance of doubt, the Brookfield Accounts will not directly make any political contributions.
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
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of Brookfield Corporation and the Asset Management Business are expected to be separate and distinct from one another, Brookfield Corporation will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, Brookfield Corporation will receive certain transition services from the Asset Management Business and the Asset Management Business will receive transition services from Brookfield Corporation for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. or require the consent of the investors of any Brookfield Account.
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
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Renewable and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Renewable and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. For example, Brookfield could be incentivized to continue to hold investments that have poor prospects for improvement in order for Brookfield to receive more likely or greater performance-based compensation if such investment’s value appreciates in the future. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Renewable (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
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
See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and the Partnership”.
Other Related Party Transactions
Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by Brookfield to be paid toward insured losses. For the year ended December 31, 2025, there were approximately $7 million of unamortized premiums to Brookfield’s regulated subsidiary (2024: approximately $7 million).
As at December 31, 2025, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $2.94 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.

From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Wealth Solutions and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at market rates and as at December 31, 2025, nil of non-recourse borrowings (2024: $13 million) were due to Brookfield Wealth Solutions. As at December 31, 2025, the company had $458 million (2023: $24 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield and the Partnership”.
In October 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion from institutional partners within a private fund consolidated by Brookfield, at a value equivalent to the purchase price agreed to with an unaffiliated third party. In connection with closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.
In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets in the U.S. 53% was sold for proceeds, net of transaction costs, of approximately $556 million ($235 million net to Brookfield Renewable) to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the remaining 47%.
In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable), to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party that agreed to acquire an additional 25% interest in the portfolio. In January 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a further 25% interest for proceeds of approximately $230 million ($111 million net to Brookfield Renewable) to the unaffiliated third party.
In February 2026, Brookfield Renewable, together with institutional partners, agreed to the sale of a 2.3 GW portfolio of operating solar and wind assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions
7.C    INTERESTS OF EXPERTS AND COUNSEL
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
As of February 20, 2026, there were 145,520,357 BEPC exchangeable shares and 43,661 BEPC class B shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.
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
Transfer Restrictions
No holder of BEPC exchangeable shares shall transfer to any Person such number of BEPC exchangeable shares such that, after giving effect to the transfer, the transferee, together with its affiliates, would hold a direct and/

or indirect interest in voting securities carrying 10% or more of the voting rights attached to all voting securities of BEPC without the prior approval of the Federal Energy Regulatory Commission, to the extent required.
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
•Amended and Restated Relationship Agreement, dated May 5, 2023 as amended from time to time, described in Item 7.B “Related Party Transactions—Brookfield Relationship Agreement”.
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
•First Amendment to the Amended and Restated Equity Commitment Agreement, dated December 31, 2025, between BEP, BEPC and NA Holdco, described in Item 7.B “Related Party Transactions—BEPC Relationship with the Partnership—Equity Commitment Agreement”
•Fifth Amended and Restated Master Services Agreement, dated May 5, 2023, by and among Brookfield Corporation, BEP, BRHC, BRELP, and others, described in Item 6.A “Directors and Senior Management—The Master Services Agreement”.
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
•Indenture, dated April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•First Supplemental Indenture, dated April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•Second Supplemental Indenture, dated December 9, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
•Third Supplemental Indenture, dated March 25, 2024, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A.
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
•Pairing Agreement dated December 24, 2024, by and among BEPC, BRHC and BEP as described under Item 7.B “Related Party Transactions — Pairing Agreement”

•First Amendment to the Pairing Agreement dated December 31, 2025, by and among BEPC, BRHC and BEP as described under Item 7.B “Related Party Transactions — Pairing Agreement”
•Equity Distribution Agreement dated January 12, 2026, by and among BEPC, BEP, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., TD Securities Inc. and TD Securities (USA) LLC described under Item 7.B “Related Party Transactions— BEPC ATM”.
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
Certain Material United States Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of BEPC exchangeable shares as of the date hereof. This summary is based on provisions of the Code, on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of BEP and the purchase, ownership, and disposition of BEP units set forth in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors—Risks Relating to Taxation” in BEP’s Annual Report. The following discussion is limited as described in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in BEP’s Annual Report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, any person that owns (directly, indirectly or constructively, applying certain attribution rules) 10% or more of either the total voting power or total value of the stock of BEPC, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold BEPC exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold BEPC exchangeable shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the BEPC exchangeable shares are not a capital asset, persons who are liable for any alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the Code. This summary does not address the consequences to U.S. Holders who receive distributions on BEPC exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to LP unitholders. The actual tax consequences of the ownership and disposition of BEPC exchangeable shares will vary depending on a holder’s individual circumstances.

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
Based on its current and expected income, assets, and activities, BEPC does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether BEPC is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of BEPC’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that BEPC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status.
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

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and our company’s understanding of the current administrative policies and assessing practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but not assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of the BEPC exchangeable shares.
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
Management of BEPC believes that BEPC currently qualifies as a “mutual fund corporation” for the purposes of the Tax Act. To maintain its “mutual fund corporation” status, BEPC is required to comply with specific restrictions under the Tax Act regarding ownership, its activities and the investments held by it. If BEPC was to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to BEPC and the holders may arise. BEPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which BEPC exchangeable shares are outstanding and this summary assumes that will be the case.
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

For a description of the Canadian federal income tax considerations of holding and disposing of BEP units (including the computation of adjusted cost base to a resident holder of BEP units), please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” in BEP’s Annual Report.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is or is deemed to be at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. Resident holders are advised to consult their own tax advisors in this regard.
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
Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such BEPC exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are “prohibited investments” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the BEPC exchangeable shares will not be such a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as applicable, deals at arm’s length with BEPC for purposes of the Tax Act and does not have a “significant interest” for purposes of such “prohibited investment” rules, in BEPC. Any such annuitant, holder or subscriber should be aware that exchanges at the request of holders of BEPC exchangeable shares may impact the percentage of total BEPC exchangeable shares held by such annuitant, holder or subscriber.
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
The same Canadian withholding tax consequences are applicable to a capital gains dividend to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BEPC, unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BEPC’s “TCP gains balance” is the amount of BEPC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act), minus an amount of certain dividends paid previously relating to such net capital gains. BEPC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.
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
For a description of the Canadian federal income tax considerations of holding and disposing of BEP units (including the computation of adjusted cost base to a non-resident holder of BEP units), please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” in BEP’s Annual Report.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On December 24, 2024, the partnership, Old BRHC and BEPC completed the Arrangement pursuant to which (i) holders of Old BRHC’s exchangeable shares, other than Brookfield, received BEPC exchangeable shares in exchange for their exchangeable shares of Old BRHC on a one-for-one basis; (ii) Brookfield exchanged their Old BRHC exchangeable shares for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of Old BRHC were delisted; and (iv) BEPC exchangeable shares were listed on the NYSE and the TSX. The BEPC exchangeable shares provide the same economic benefits and governance of investing in Old BRHC prior to the Arrangement. BEPC exchangeable shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “BEPC”.
The information concerning the Arrangement contained within the Form 6-K filed by the company as an 8-K12B on December 27, 2024 is incorporated by reference into this annual report on Form 20-F.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the year ended December 31, 2025. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEPC’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2025(23)	2024	2023
Audit Fees (1)	$14,298	$12,821	$11,123
Audit-related fees (2)	918	461	488
Tax fees (3)	1,362	34	243
	$16,578	$13,316	$11,854
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
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEPC Repurchases
BEPC may from time-to-time, subject to applicable law, purchase BEPC exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2025, the TSX accepted a notice of BEPC’s intention to commence a normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 7,244,255 of its issued and outstanding BEPC exchangeable shares for a one-year period. The price to be paid for our BEPC exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of BEPC exchangeable shares to be purchased and the timing of such purchases will be determined by BEPC, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2025, BEPC made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.
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

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.    EXHIBITS

Number	Number
1.1	Notice of Articles and Articles of Brookfield Renewable Corporation.(11)
2.1	Description of Securities.(16)
4.1	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(8)
4.2
First Amendment to the Fifth Amended and Restated Master Services Agreement dated August 16, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(9)

4.3
Second Amendment to the Fifth Amended and Restated Master Services Agreement dated January 25, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(9)

4.4
Third Amendment to the Fifth Amended and Restated Master Services Agreement dated December 24, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(12)

4.5
Amended and Restated Relationship Agreement dated May 5, 2023, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Providers, Brookfield Corporation, and others.(8)

4.6	Rights Agreement, dated December 24, 2024, by and between Brookfield Corporation and Wilmington Trust, National Association.(12)
4.7	Registration Rights Agreement, dated December 24, 2024, by and between Brookfield Renewable Corporation, Brookfield Renewable Partners L.P. and Brookfield Corporation.(12)
4.8	Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between Brookfield BRP Holdings (Canada) Inc. as borrower and BEP Subco Inc. as lender.(9)
4.9
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between Brookfield BRP Holdings (Canada) Inc., as borrower and BEP Subco Inc., as lender.(12)

4.10	Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between BEP Subco Inc. as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(9)
4.11
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement, effective December 31, 2023, between BEP Subco Inc., as borrower and Brookfield BRP Holdings (Canada) Inc., as lender.(12)

4.12	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(2)
4.13	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(2)
4.14	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(2)
4.15
Amended and Restated Equity Commitment Agreement, dated December 24, 2024, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(12)

4.16
First Amendment to the Amended and Restated Equity Commitment Agreement, dated December 31, 2025, between Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(15)

4.17	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
4.18
Guarantee Indenture, dated April 14, 2022, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and Computershare Trust Company of Canada (Series 18 Preferred Units).(7)

4.19
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(3)

4.20
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(3)

4.21
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(6)

4.22
Third Supplemental Indenture, dated March 25, 2024, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(10)

4.23	Indenture, dated August 11, 2021. between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(4)
4.24
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(5)

4.25	Voting Agreement dated December 24, 2024, by and among Brookfield Renewable Corporation and Brookfield Wealth Solutions Ltd.(12)
4.26	Pairing Agreement, dated December 24, 2024, among Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(12)
4.27	First Amendment to the Pairing Agreement, dated December 31, 2025, between Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(15)
4.28	Option Agreement, dated December 24, 2024, by and between Brookfield BRP Canada Corp. and Brookfield Renewable Corporation.(12)
4.29	Option Agreement, dated December 24, 2024, by and between Brookfield BRP Holdings (Canada) Inc. and Brookfield Renewable Corporation.(12)
4.30	Subordinate Credit Agreement, dated December 24, 2024, between Brookfield Renewable Corporation as borrower and Brookfield BRP Holdings (Canada) Inc. as lender.(12)
4.31
Equity Distribution Agreement dated January 12, 2026, by and among Brookfield Renewable Corporation, Brookfield Renewable Partners L.P., BMO Nesbitt Burns Inc., BMO Capital Markets Corp. TD Securities Inc. and TD Securities (USA) LLC.(14)

8.1	List of subsidiaries of Brookfield Renewable Corporation (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(13)
11.2	Personal Trading Policy.(15)
12.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(15)
12.2	Certification of Patrick Taylor, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(15)
13.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(15)
13.2	Certification of Patrick Taylor, Chief Financial Officer of Brookfield Renewable Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(15)
15.1	Board of Directors Charter of Brookfield Renewable Corporation.(15)

15.2	Audit Committee Charter of Brookfield Renewable Corporation.(15)
15.3	Consent of Ernst & Young LLP.(15)
97.1	Clawback Policy.(9)
101
The following materials from Brookfield Renewable Corporation’s annual report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Corporation and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Corporation, tagged as blocks of text and in detail

(1)     Filed as an exhibit to BEP’s Registration Statement on Form 20-F including all amendments thereto, with the last such amendment     having been made on May 16, 2013, and incorporated herein by reference.
(2)     Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(3)     Filed as an exhibit to Form 6-K filed on April 15, 2021, and incorporated herein by reference.
(4)     Filed as an exhibit to BEP’s Form 6-K on August 12, 2021, and incorporated herein by reference.
(5)     Filed as an exhibit to Form 6-K on August 12, 2021, and incorporated herein by reference.
(6)     Filed as an exhibit to Form 6-K on December 9, 2021, and incorporated herein by reference.
(7)     Filed as an exhibit to BEP’s Form 6-K on April 14, 2022, and incorporated herein by reference.
(8)     Filed as an exhibit to Form 6-K on June 2, 2023 and incorporated herein by reference.
(9    Filed as an exhibit to our 2023 Form 20-F as filed on March 1, 2024 and incorporated herein by reference.
(10)     Filed as an exhibit to BEP’s Form 6-K on March 25, 2024 and incorporated herein by reference.
(11)     Filed as an exhibit to BEP’s Form 6-K on July 17, 2024 and incorporated herein by reference.
(12)     Filed as an exhibit to Form 6-K on December 27, 2024 and incorporated herein by reference.
(13)    Filed as an exhibit to Form 6-K on July 23, 2025 and incorporated herein by reference.
(14)    Filed as an exhibit to Form 6-K on January 13, 2026 and incorporated herein by reference.
(15)    Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 27, 2026	BROOKFIELD RENEWABLE CORPORATION

	By:	/s/ Patrick Taylor
		Name:	Patrick Taylor
		Title:	Chief Financial Officer of Brookfield Renewable Corporation

BROOKFIELD RENEWABLE CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2025 and 2024 and for the Years Ended December 31, 2025, 2024 and 2023	F - 2

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
February 27, 2026

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2026 expressed an unqualified opinion thereon.
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

F - 3

Revaluation of power generating assets
Description of the Matter	The Company measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2025, property, plant and equipment on the consolidated statement of financial position totaled $39,699 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income (loss) totaled $166 million and a loss in the consolidated statement of income (loss) of $103 million for 2025. As discussed in Notes 1(i), 1(t)(i) and 1(u)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

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
February 27, 2026

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
Management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2025, our company’s internal control over financial reporting is effective.
Our company’s internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited our company’s consolidated financial statements for the year ended December 31, 2025. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of our company’s internal control over financial reporting as of December 31, 2025.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 27, 2026

F - 5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the accompanying consolidated statements of financial position of Brookfield Renewable Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated February 27, 2026 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 27, 2026

F - 6

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents	20	$682	$624
Restricted cash	21	21	39
Trade receivables and other current assets	22	992	933
Financial instrument assets	6	157	102
Due from related parties	28	1,625	1,404
Assets held for sale	5	466	12
		3,943	3,114
Financial instrument assets	6	435	684
Equity-accounted investments	19	1,014	753
Property, plant and equipment, at fair value	13	39,699	38,696
Goodwill	17	809	692
Deferred income tax assets	12	179	56
Other long-term assets	23	188	134
Total Assets		$46,267	$44,129
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$777	$571
Financial instrument liabilities	6	405	244
Due to related parties	28	1,011	544
Non-recourse borrowings	14	2,772	1,282
Provisions	25	7	13
Liabilities directly associated with assets held for sale	5	220	—
Interests held in BRHC by the partnership	16	5,245	4,432
BEPC exchangeable and class A.2 exchangeable shares	16	5,016	4,168
		15,453	11,254
Financial instrument liabilities	6	474	408
Non-recourse borrowings	14	12,492	12,493
Deferred income tax liabilities	12	7,339	6,493
Provisions	25	349	416
Due to related parties	28	485	541
Other long-term liabilities	26	443	416
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	9,305	10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	15	333	259
The partnership	16	(406)	1,341
Total Equity		$9,232	$12,108
Total Liabilities and Equity		$46,267	$44,129
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Corporation.:

Patricia Zuccotti Director	Lou Maroun Director

F - 7

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2025	2024	2023
Revenues	28	$3,728	$4,142	$3,967
Other income	8	194	429	584
Direct operating costs(1)	9	(1,495)	(1,767)	(1,466)
Management service costs	28	(110)	(106)	(88)
Interest expense	7	(1,672)	(1,667)	(1,258)
Share of loss from equity-accounted investments	19	(8)	(24)	(8)
Foreign exchange and financial instruments gain	6	91	238	159
Depreciation	13	(1,240)	(1,262)	(1,342)
Other	10	(183)	(76)	(61)
Remeasurement of interests held in BRHC by the partnership	16	(813)	58	—
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	16	(848)	61	—
Remeasurement of exchangeable and class B shares of BRHC	16	—	574	(106)
Income tax (expense) recovery
Current	12	(119)	(100)	(113)
Deferred	12	132	(67)	40
		13	(167)	(73)
Net (loss) income		$(2,343)	$433	$308
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$1	$193	$481
Participating non-controlling interests – in a holding subsidiary held by the partnership	15	—	4	8
The partnership		(2,344)	236	(181)
		$(2,343)	$433	$308
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

F - 8

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2025	2024	2023
Net (loss) income		$(2,343)	$433	$308
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	13	166	3,096	(544)
Actuarial gain (loss) on defined benefit plans		1	2	(10)
Deferred income tax (expense) recoveries on above items	12	(148)	(1,222)	118
Equity-accounted investments	19	46	131	49
Total items that will not be reclassified to net income (loss)		65	2,007	(387)
Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation	11	1,470	(1,286)	1,274
(Losses) gains arising during the year on financial instruments designated as cash-flow hedges	6	(145)	(78)	209
Unrealized (loss) gain on foreign exchange swaps – net investment hedges	6	(479)	135	(131)
Reclassification adjustments for amounts recognized in net income	6	(3)	(103)	(106)
Deferred income tax recoveries (expense) on above items	12	18	26	(6)
Equity-accounted investments	19	—	3	1
Total items that may be reclassified subsequently to net income (loss)		861	(1,303)	1,241
Other comprehensive income		926	704	854
Comprehensive (loss) income		$(1,417)	$1,137	$1,162
Comprehensive (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$221	$904	$1,308
Participating non-controlling interests – in a holding subsidiary held by the partnership	15	38	18	22
The partnership		(1,676)	215	(168)
		$(1,417)	$1,137	$1,162
The accompanying notes are an integral part of these consolidated financial statements.

F - 9

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)				Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2024	$(7,825)	$(1,653)	$10,790	$29	$1,341	$259	$10,508	$12,108
Net (loss) income	(2,344)	—	—	—	(2,344)	—	1	(2,343)
Other comprehensive income (loss)	—	140	582	(54)	668	38	220	926
Capital contributions (Note 15)	—	—	—	—	—	31	1,194	1,225
Return of capital	—	—	—	—	—	—	(330)	(330)
Disposal (Note 4)	47	—	(47)	—	—	—	3	3
Dividends declared	—	—	—	—	—	(5)	(1,404)	(1,409)
Change in ownership	(466)	(199)	612	3	(50)	8	(599)	(641)
Other	(31)	(3)	16	(3)	(21)	2	(288)	(307)
Change in year	(2,794)	(62)	1,163	(54)	(1,747)	74	(1,203)	(2,876)
Balance, as at December 31, 2025	$(10,619)	$(1,715)	$11,953	$(25)	$(406)	$333	$9,305	$9,232
Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	5,787	$272	$11,070	$17,129
Net income (loss)	236	—	—	—	236	4	193	433
Other comprehensive (loss) income	—	(390)	436	(67)	(21)	14	711	704
Capital contributions	—	—	—	—	—	—	268	268
Return of capital	—	—	—	—	—	—	(133)	(133)
Dividends declared	—	—	—	—	—	(31)	(379)	(410)
Disposal	91	—	(91)	15	15	—	(1,269)	(1,254)
Arrangement	(4,572)	—	—	—	(4,572)	—	—	(4,572)
Other	(103)	(8)	8	(1)	(104)	—	47	(57)
Change in year	(4,348)	(398)	353	(53)	(4,446)	(13)	(562)	(5,021)
Balance, as at December 31, 2024	$(7,825)	$(1,653)	$10,790	$29	$1,341	$259	$10,508	$12,108
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Net (loss) income	(181)	—	—	—	(181)	8	481	308
Other comprehensive income (loss)	—	327	(361)	47	13	14	827	854
Capital contributions	—	—	—	—	—	—	589	589
Acquisition though business combinations	—	—	—	—	—	—	343	343
Return of capital	—	—	—	—	—	—	(140)	(140)
Disposal	34	—	(34)	—	—	—	(418)	(418)
Dividends declared	—	—	—	—	—	(20)	(1,353)	(1,373)
Other	(144)	—	217	9	82	(1)	61	142
Change in year	(291)	327	(178)	56	(86)	1	390	305
Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	$5,787	$272	$11,070	$17,129
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2025	2024	2023
Operating activities
Net (loss) income		$(2,343)	$433	$308
Adjustments for the following non-cash items:
Depreciation	13	1,240	1,262	1,342
Unrealized financial instrument gain	6	(99)	(265)	(159)
Share of loss from equity-accounted investments	19	8	24	8
Deferred income tax (recovery) expense	12	(132)	67	(40)
Other non-cash items		209	(150)	(361)
Remeasurement of interests held in BRHC by the partnership	16	813	(58)	—
Remeasurement of BEPC exchangeable and class A.2 shares	16	848	(61)	—
Remeasurement of exchangeable and class B shares of BRHC	16	—	(574)	106
Dividends received from equity-accounted investments	19	7	74	14
		551	752	1,218
Changes in due to or from related parties		45	61	(20)
Net change in working capital balances	29	(94)	(264)	405
		502	549	1,603
Financing activities
Proceeds from non-recourse borrowings	14	4,238	3,908	2,601
Repayment of non-recourse borrowings	14	(2,819)	(3,105)	(2,032)
Capital contributions from non-controlling interests	15	1,207	268	189
Capital repaid to non-controlling interests	15	(803)	(133)	(169)
Exchangeable share issuance		—	—	251
Distributions paid:
To participating non-controlling interests	15	(1,928)	(410)	(669)
To the partnership by BRHC	16	(5)	—	—
Related party borrowings, net		206	(336)	(807)
		96	192	(636)
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	3	—	—	(180)
Acquisitions of equity-accounted investments	19	(153)	(110)	(22)
Investment in property, plant and equipment	13	(1,138)	(949)	(1,028)
Proceeds from disposal of assets	4	568	810	109
Purchase of financial assets	6	—	(575)	—
Proceeds from financial assets	6	314	172	134
Restricted cash and other		(167)	(13)	(31)
		(576)	(665)	(1,018)
Cash and cash equivalents
Increase (decrease)		22	76	(51)
Foreign exchange gain (loss) on cash		44	(77)	36
Net change in cash classified within assets held for sale		(8)	(2)	—
Balance, beginning of year		624	627	642
Balance, end of year		$682	$624	$627
Supplemental cash flow information:
Interest paid		$1,530	$1,689	$1,177
Interest received		92	90	101
Income taxes paid		116	73	167
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
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

F - 12

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2025, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of the company on February 27, 2026.
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
(c) The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield exchanged their class A exchangeable subordinate voting shares of BRHC for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
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
Prior to the Arrangement, class C shares of BRHC were classified as financial liabilities due to their cash redemption feature. However, the class C shares met certain qualifying criteria and were presented as equity. Following the Arrangement and upon consolidation of BRHC into the company, the class C shares are presented as financial liabilities recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As a result, the share capital pertaining to the class C shares was derecognized, and the value of the class C shares was reflected for the Arrangement as shown in the consolidated statements of changes in equity.
On December 31, 2025, BRHC undertook a reorganization pursuant to which a new corporation, 1566030 B.C. Ltd. (“New BRHC”) was formed, and all existing shares of BRHC were contributed to New BRHC in exchange for shares of New BRHC. The reorganized structure operates substantially the same as the previous structure. New BRHC became a party to all agreements to which BRHC was a party, including the Master Services Agreement. New BRHC subsequently changed its name to Brookfield Renewable Holdings Corporation. Unless otherwise indicated, all references to BRHC refer to New BRHC.
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
The company has entered into voting agreements with Brookfield, whereby the company gained control or significant influence of the entities that own certain renewable power generating operations. The company has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide the company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide the company with control. Accordingly, the company consolidates the accounts of these entities. Refer to Note 28 – Related party transactions for further information.
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

F - 14

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
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances are reported in the same manner.
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

F - 15

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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2025 is 30 years (2024: 30 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains on disposal of an item of property, plant and equipment of operating assets are recognized in Other income and related transactions costs are recorded in Other in the consolidated statements of income (loss).. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.
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

F - 16

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

F - 17

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(k) Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units (“CGU”) to which it relates. The Company identifies CGU as identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
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

F - 18

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

F - 19

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

F - 20

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
(o) Revenue and expense recognition
The majority of revenue is derived from the sale of power renewable credits, and power related ancillary services both under contract and in the open market, sourced from the company’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as the company delivers

F - 21

electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration the company expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
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
The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2025, revenues recognized at a point in time corresponding to the sale of renewable credits were $245 million (2024: $307 million and 2023: $244 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company's generation activities related to commodity prices. From time to time, our company also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which our company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in operating revenues in the consolidated statements of income (loss) when they are realized. Financial transactions included in revenues for the year ended December 31, 2025 decreased revenues by $14 million (2024: increased revenues by $94 million and 2023: increased revenues by $119 million).
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
Included within current income tax recovery (expense) is the realized value of transferable ITCs and PTCs, where the necessary conditions per the Inflation Reduction Act (“IRA”) have been satisfied for receipt of the credits. ITCs and PTCs retained for own use and meeting the conditions for recognition are recognized as deferred tax assets.
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

F - 22

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
(q) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. On an acquisition-by-acquisition basis, Brookfield Renewable elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.
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

F - 23

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

F - 24

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
(t) Critical estimates
The company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of the company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 1(u)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
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

F - 25

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

F - 26

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
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2030 to 2035 in North America, 2030 in Colombia and 2029 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America, and overall increasing demand in Colombia and Brazil. The company has based its long term energy views for existing assets on a discount to price required to incentive new build generation, considering the expected technology profile of the relevant region.
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

F - 27

(v) Deferred income taxes
The accounting policy relating to the company’s income taxes is described in Note 1(p) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(vi) Earnings per share
The company‘s basic and diluted earnings per share have not been presented in the consolidated financial statements. BEPC exchangeable, class A.2 exchangeable shares, BRHC class B, and BRHC class C shares are classified as financial liabilities, while BEPC class B shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to Note 16 BEPC Exchangeable Shares, BRHC Exchangeable Shares, Class A.2 Exchangeable Shares, BRHC Class B Shares and BRHC Class C Shares for further details.
(v) Future changes in accounting policies
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impacts of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impacts of these amendments and have noted no material impact.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on the company.

F - 28

2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of the company which significantly affect its financial position and results of operations as at December 31, 2025:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	Delaware	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield.

F - 29

3. ACQUISITIONS
The following investment was accounted for using the equity method as the company has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Colombian Solar Partnership
On August 6, 2025, Isagen S.A. E.S.P. invested COP544 billion ($135 million) (COP113 billion ($27 million) net to the company) into a utility-scale solar asset through a strategic partnership formed with a renewable energy operator and developer in South America. The company, together with its institutional partners holds an interest of approximately 50% in the project (17% net to the company).
Completed in 2024
The following investment was accounted for using the equity method as the company has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
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
Brazilian Wind Portfolio
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

F - 30

Brazilian Wind Portfolio
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

4. DISPOSAL OF ASSETS
On December 30, 2025, the company, together with is institutional partners, completed the sale of a 700 MW portfolio of operating and under construction distributed generation assets in the United States for proceeds, net of transactions costs, of approximately $546 million ($215 million net to the company). As a result of the disposition, the company derecognized $1,285 million of total assets and $698 million of total liabilities from the consolidated statements of financial position. The post-tax portion of the accumulated revaluation surplus of $89 million ($35 million net to the company) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

F - 31

5. ASSETS HELD FOR SALE
As at December 31, 2025, assets held for sale included the following:

During the third quarter of 2025, the company, together with its institutional partners, agreed to the sale of a 45 MW portfolio of operating hydroelectric assets in the United States for proceeds of approximately $125 million ($51 million net to the company). As at December 31, 2025, these assets had post-tax accumulated revaluation surplus of $64 million ($24 million net to the company) that would be reclassified to equity upon disposition.
Subsequent to year-end, the company, together with its institutional partners, agreed to the sale of a 132 MW portfolio of operating wind and solar assets in the United States for proceeds of approximately $89 million ($57 million net to the company).

The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2025
Assets
Cash and cash equivalents	$6
Trade receivables and other current assets	9
Financial instrument assets	10
Property, plant and equipment	441
Assets held for sale	$466
Liabilities
Current liabilities	$4
Non-recourse borrowings	133
Financial instrument liabilities	65
Other long-term liabilities	10
Provisions	8
Liabilities directly associated with assets held for sale	$220
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

F - 32

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
5% increase	$(15)	$(5)	$(24)	$(90)	$(24)	$(23)
5% decrease	15	5	24	90	24	23
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
5% increase	$8	$26	$18	$106	$132	$163
5% decrease	(8)	(26)	(18)	(106)	(132)	(163)
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

F - 33

The company will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact the company’s cash flows, primarily with respect to the interest payable against the company’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $8,527 million (2024: $7,129 million). Of this principal value, $2,843 million (2024: $2,583 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
1% increase	$(47)	$(29)	$(91)	$180	$67	$89
1% decrease	46	28	92	(186)	(72)	(95)
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
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2025	2024
Trade receivables and other short-term receivables	$754	$652
Financial instrument assets(1)	272	220
Due from related parties(1)	1,625	1,413
Long-term receivables	80	56
	$2,731	$2,341
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

AS AT DECEMBER 31, 2025 (MILLIONS)	< 1 year	1-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$777	$—	$—	$777
Financial instrument liabilities(1)	389	218	272	879
Due to related parties(1)	1,011	—	485	1,496
Lease liabilities(1)	29	81	190	300
Non-recourse borrowings(1)	2,772	7,259	5,319	15,350
Interest payable on borrowings(2)	1,033	3,101	3,762	7,896
Total	$6,011	$10,659	$10,028	$26,698

AS AT DECEMBER 31, 2024 (MILLIONS)	< 1 year	1-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$571	$—	$—	$571
Financial instrument liabilities(1)	151	209	499	859
Due to related parties(1)	544	—	—	544
Lease liabilities(1)	25	86	207	318
Non-recourse borrowings(1)	1,282	6,370	6,192	13,844
Interest payable on borrowings(2)	828	2,536	1,740	5,104
Total	$3,401	$9,201	$8,638	$21,240
(1)Includes both the current and long-term amounts.
(2)Represents aggregate expected interest payable over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
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

F - 35

The following table presents the company’s assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

	December 31, 2025				December 31, 2024
(MILLIONS)	Level 1	Level 2	Level 3	Total (1)	Total (1)
Assets measured at fair value:
Cash and cash equivalents	$682	$—	$—	$682	$624
Restricted cash(2)	81	—	—	81	85
Financial instrument assets(2)
IFRS 9 PPAs	—	—	78	78	8
Energy derivative contracts	—	104	—	104	60
Interest rate swaps	—	85	—	85	115
Foreign exchange swaps	—	5	—	5	37
Property, plant and equipment	—	—	39,699	39,699	38,696
Liabilities measured at fair value:
Financial instrument liabilities(2)
IFRS 9 PPAs	—	(34)	(219)	(253)	(111)
Energy derivative contracts	—	(154)	—	(154)	(108)
Interest rate swaps	—	(59)	—	(59)	(10)
Foreign exchange swaps	—	(201)	—	(201)	(45)
Tax equity	—	—	(212)	(212)	(378)
Liabilities for which fair value is disclosed:
Interests held in BRHC by the partnership(3)	(5,245)	—	—	(5,245)	(4,432)
BEPC exchangeable and class A.2 exchangeable shares(3)	(5,016)	—	—	(5,016)	(4,168)
Non-recourse borrowings(2)	(1,703)	(13,659)	—	(15,362)	(13,675)
Total	$(11,201)	$(13,913)	$39,346	$14,232	$16,698
(1)Excludes $320 million (2024: $566 million) of investments in debt securities measured at amortized cost.
(2)Includes both the current amount and long-term amounts.
(3)BEPC class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 16 – BEPC Exchangeable Shares, BRHC Exchangeable Shares, Class A.2 Exchangeable Shares, BRHC Class B Shares and BRHC Class C Shares, the BEPC class B shares meet certain qualifying criteria and are presented as equity.

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

	Financial Instruments Assets					Financial Instruments Liabilities
		Instruments not designated as hedges					Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Amortized cost	Total	Instruments designated as hedges	Fair value through profit & loss	Total	Net Assets (Liabilities)
IFRS 9 PPAs	$—	$8	$—	$—	$8	$(41)	$(70)	$(111)	$(103)
Energy derivative contracts	3	57	—	—	60	(4)	(104)	(108)	(48)
Interest rate swaps	106	9	—	—	115	(10)	—	(10)	105
Foreign exchange swaps	19	18	—	—	37	(37)	(8)	(45)	(8)
Investments in debt and equity securities	—	—	—	566	566	—	—	—	566
Tax equity	—	—	—	—	—	—	(378)	(378)	(378)
Balance, as at December 31, 2024	$128	$92	$—	$566	$786	$(92)	$(560)	$(652)	$134
Less: current portion					(102)			244	142
Long-term portion					$684			$(408)	$276

IFRS 9 PPAs	$38	$40	$—	$—	$78	$(165)	$(88)	$(253)	$(175)
Energy derivative contracts	—	104	—	—	104	(26)	(128)	(154)	(50)
Interest rate swaps	27	58	—	—	85	(56)	(3)	(59)	26
Foreign exchange swaps	5	—	—	—	5	(201)	—	(201)	(196)
Investments in debt and equity securities	—	—	—	320	320	—	—	—	320
Tax equity	—	—	—	—	—	—	(212)	(212)	(212)
Balance, as at December 31, 2025	$70	$202	$—	$320	$592	$(448)	$(431)	$(879)	$(287)
Less: current portion					(157)			405	248
Long-term portion					$435			$(474)	$(39)

F - 37

The following table presents the change in the company’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at December 31, 2024 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, disposals, settlements and other	Foreign exchange (loss) gain	Balance as at December 31, 2025 asset (liability)
IFRS 9 PPAs(3)	$(103)	$(111)	$(8)	$(30)	$7	$70	$—	$(175)
Energy derivative contracts	(48)	(29)	(8)	61	7	(33)	—	(50)
Interest rate swaps	105	(16)	(1)	15	(17)	(65)	5	26
Foreign exchange swaps	(8)	(479)	—	(27)	—	318	—	(196)
Investments in debt and equity securities(4)	566	—	—	—	—	(315)	69	320
Tax equity	(378)	—	—	107	—	59	—	(212)
	$134	$(635)	$(17)	$126	$(3)	$34	$74	$(287)
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
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.
(4)Includes $320 million of investments in debt securities measured at amortized cost.

(MILLIONS)	Balance as at December 31, 2023 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other(4)	Foreign exchange loss	Balance as at December 31, 2024 asset (liability)
IFRS 9 PPAs(3)	$(491)	$(61)	$1	$62	$(1)	$387	$—	$(103)
Energy derivative contracts	12	(3)	—	40	(94)	(3)	—	(48)
Interest rate swaps	135	28	—	24	7	(87)	(2)	105
Foreign exchange swaps	(284)	71	—	92	—	113	—	(8)
Investments in debt and equity securities	171	—	—	1	—	403	(9)	566
Tax equity	(935)	—	—	94	—	463	—	(378)
	$(1,392)	$35	$1	$313	$(88)	$1,276	$(11)	$134
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
(4)Includes $812 million derecognized on transfer of a U.S. renewables portfolio to a subsidiary of the partnership
(5)Includes $566 million of investments in debt securities measured at amortized cost.

F - 38

(a)Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of certain power generating assets. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
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
For the year ended December 31, 2025, loss of $14 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2024: $94 million of gains and 2023: $119 million of gains).
Based on market prices as of December 31, 2025, unrealized losses of $5 million (2024: $4 million of losses and 2023: $48 million of losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2025	December 31, 2024
Carrying amount (asset/(liability))	$(153)	$(42)
Notional amount – GWh	71,118	9,729
Weighted average hedged rate for the year ($/MWh)	42	55
Maturity dates	2026-2052	2025-2033
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(136)	(34)
Change in value of hedged item used to determine hedge effectiveness	(172)	(32)
There is $17 million of hedge ineffectiveness losses recognized in foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2025 (2024: $3 million loss and 2023: $1 million loss).

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2025, agreements with a total notional exposure of $3,753 million were outstanding (2024: $2,431 million) including $933 million (2024: $163 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 4.4% (2024: 2.9%).
For the year ended December 31, 2025, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $17 million gains (2024: $9 million losses and 2023: $3 million losses).
Based on market prices as of December 31, 2025, unrealized gains of $7 million (2024: $18 million losses and 2023: $37 million losses) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2025	December 31, 2024
Carrying amount (asset/(liability))	$(29)	$96
Notional amount – $	2,459	1,070
Notional amount – COP(1)	98	92
Notional amount – C$(1)	99	105
Notional amount – €(1)	164	1,001
Maturity dates	2026-2056	2025-2048
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(9)	(31)
Change in value of hedged item used to determine hedge effectiveness	9	32
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2025 foreign currency spot rate
The hedge ineffectiveness gains recognized within foreign exchange and financial instrument gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2025 was $1 million (2024: $1 million and 2023: nil).
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
At December 31, 2025, agreements with a total notional exposure of $2,025 million were outstanding (2024: $2,962 million) including $212 million (2024: $528 million) associated with agreements that are not formally designated as hedging instruments.
There are nil unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2024: nil and 2023: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2025	December 31, 2024
Carrying amount (asset/(liability))	$(196)	$(18)
Notional amount for hedges of the Colombian Peso(1)	1,351	2,061
Notional amount for hedges of the Euro(1)	288	254
Notional amount for hedges of the Brazilian real(1)	174	119
Maturity date	2026 - 2027	2025 - 2026
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,765	4,572
€/$ foreign exchange forward contracts	0.96	0.96
BRL/$ foreign exchange forward contracts	6.15	6.19
(1)Notional amounts expressed in millions of U.S. dollars

F - 41

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
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items, and (3) other income includes items that are considered within the company’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income (loss).
The company uses Funds From Operations “FFO” to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
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

F - 42

The company analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

F - 43

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2025:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests and other(4)	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,296	$151	$224	$107	$—	$1,778	$(266)	$2,216	$3,728
Other income(3)	81	34	9	46	22	192	(21)	23	194
Direct operating costs	(601)	(74)	(61)	(54)	(6)	(796)	107	(806)	(1,495)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	180	—	180
	776	111	172	99	16	1,174	—	1,433
Management service costs	—	—	—	—	(110)	(110)	—	—	(110)
Interest income (expense)	(277)	(38)	(55)	(24)	(2)	(396)	60	(785)	(1,121)
Current income taxes	(19)	(5)	(15)	(2)	1	(40)	14	(93)	(119)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	(74)	—	(74)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	(555)	(555)
Funds From Operations	480	68	102	73	(95)	628	—	—
Depreciation									(1,240)
Foreign exchange and financial instrument gain									91
Deferred income tax expense									132
Other									(183)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC									(551)
Remeasurement of interests held in BRHC by the partnership									(813)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares									(848)
Remeasurement of exchangeable and class B shares of BRHC									—
Share of earnings (loss) from equity-accounted investments(1)									(114)
Net income attributable to non-controlling interests(2)									554
Net income attributable to the partnership(5)									$(2,344)
(1)Share of loss from equity-accounted investments in the consolidated statement of income (loss) of $8 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines.
(2)Net income attributable to non-controlling interests in the consolidated statement of income (loss) of $1 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $192 million, includes the company’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income, Note 6 - Risk Management And Financial Instruments and Note 4 - Disposal of Assets for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $23 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units.

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests(4)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,189	$223	$238	$124	$—	$1,774	$(67)	$2,435	$4,142
Other income(3)	33	106	66	8	56	269	—	160	429
Direct operating costs	(538)	(83)	(67)	(50)	(6)	(744)	29	(1,052)	(1,767)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	38	—	38
	684	246	237	82	50	1,299	—	1,543
Management service costs	—	—	—	—	(106)	(106)	—	—	(106)
Interest income (expense)	(229)	(47)	(68)	(24)	—	(368)	11	(761)	(1,118)
Current income taxes	(21)	(9)	—	(1)	—	(31)	—	(69)	(100)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	(11)	—	(11)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	(713)	(713)
Funds From Operations	434	190	169	57	(56)	794	—	—
Depreciation									(1,262)
Foreign exchange and financial instrument gain									238
Deferred income tax expense									(67)
Other									(76)
Dividends on BEPC exchangeable shares									(549)
Remeasurement of interests held in BRHC by the partnership									58
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares									61
Remeasurement of exchangeable and class B shares of BRHC									574
Share of loss from equity-accounted investments(1)									(51)
Net income attributable to non-controlling interests(2)									516
Net loss attributable to the partnership(5)									$236
(1)Share of loss from equity-accounted investments in the consolidated statement of income (loss) of $24 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines.
(2)Net income attributable to non-controlling interests in the consolidated statement of income (loss) of $197 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $269 million, includes the company's share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income and Note 6 - Risk Management And Financial Instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $160 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units.

F - 45

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests(4)	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$1,212	$152	$165	$125	$—	$1,654	$(47)	$2,360	$3,967
Other income (loss)(3)	51	33	23	18	21	146	(13)	451	584
Direct operating costs	(476)	(47)	(42)	(42)	(6)	(613)	22	(875)	(1,466)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	38	—	38
	787	138	146	101	15	1,187	—	1,936
Management service costs	—	—	—	—	(88)	(88)	—	—	(88)
Interest income (expense)	(261)	(28)	(50)	(21)	3	(357)	8	(668)	(1,017)
Current income taxes	(22)	(2)	(2)	—	—	(26)	—	(87)	(113)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	(8)	—	(8)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	(1,181)	(1,181)
Funds From Operations	504	108	94	80	(70)	716	—	—
Depreciation									(1,342)
Foreign exchange and financial instrument gain (loss)									159
Deferred income tax recovery (expense)									40
Other									(61)
Dividends on BEPC exchangeable shares									(241)
Remeasurement of BEPC exchangeable and BEPC class B shares									(106)
Share of loss from equity-accounted investments(1)									(38)
Net income attributable to non-controlling interests(2)									692
Net income attributable to the partnership(5)									$(181)
(1)Share of loss from equity-accounted investments in the consolidated statement of income (loss) of $8 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines.
(2)Net income attributable to non-controlling interests in the consolidated statement of income (loss) of $489 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $146 million, includes the company’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $451 million includes: i) the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss) and ii) the addition of certain non-cash items recorded in Other income in the consolidated statement of income (loss) which are not included in FFO, such as non-cash items recorded in Other income in the IFRS financial statements that are excluded from FFO, including non-cash acquisition gains (See Note 8 - Other Income).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units.

F - 46

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

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at December 31, 2025
Cash and cash equivalents	$253	$46	$67	$30	$1	$397	$(23)	$308	$682
Property, plant and equipment, at fair value	16,407	1,722	1,603	651	—	20,383	(1,001)	20,317	39,699
Total assets	19,065	2,032	1,876	743	212	23,928	(332)	22,671	46,267
Total liabilities	10,765	1,262	1,626	326	10,332	24,311	(332)	13,056	37,035
As at December 31, 2024
Cash and cash equivalents	$110	$42	$77	$24	$2	$255	$(19)	$388	$624
Property, plant and equipment, at fair value	13,678	1,724	1,516	1,374	—	18,292	(857)	21,261	38,696
Total assets	15,592	1,873	1,766	1,468	213	20,912	(277)	23,494	44,129
Total liabilities	7,698	1,140	1,520	575	8,636	19,569	(277)	12,729	32,021

F - 47

Geographical Information
The following table presents consolidated revenue split by technology for the year ended December 31:

(MILLIONS)	2025	2024	2023
Hydroelectric	$2,492	$2,620	$2,505
Wind	451	670	609
Utility-scale solar	622	643	632
Distributed energy & sustainable solutions	163	209	221
	$3,728	$4,142	$3,967
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2025	December 31, 2024
North America	$19,795	$21,630
Colombia	15,375	12,431
Brazil	3,818	3,674
Europe	1,725	1,714
	$40,713	$39,449

8. OTHER INCOME
The company’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2025	2024	2023
Interest and other investment income	$137	$101	$87
Gain on regulatory and contract settlement	—	—	22
Gain on disposition	—	324	72
Other(1)	57	4	403
	$194	$429	$584
(1)During the year ended December 31, 2023, the company’s application of the acquisition method for its completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. The difference in value of $370 million was recorded within Other income in the consolidated statements of income (loss). Refer to Note 3 - Acquisitions for more details.
9. DIRECT OPERATING COSTS
The company’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Fuel and power purchases(1)		$(522)	$(718)	$(560)
Salaries and benefits		(285)	(332)	(263)
Operations and maintenance		(201)	(289)	(252)
Water royalties, property taxes and other regulatory fees		(187)	(208)	(169)
Professional fees		(127)	(90)	(70)
Insurance		(53)	(64)	(52)
Other related party services	28	(25)	(2)	(2)
Other		(95)	(64)	(98)
		$(1,495)	$(1,767)	$(1,466)
(1)Fuel and power purchases are primarily attributable to our portfolio in the U.S. and Colombia.
Direct operating costs exclude depreciation expense of $1,240 million (2024: $1,262 million and 2023: $1,342 million) which is presented separately Refer to Note 13- Property, plant and equipment, at fair value.

F - 48

10. OTHER
The company’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Change in fair value of property, plant and equipment	13	$(103)	$(103)	$(46)
Amortization of service concession assets		—	—	(11)
Transaction costs		(5)	(4)	(3)
Other		(75)	31	(1)
		$(183)	$(76)	$(61)

11. FOREIGN CURRENCY TRANSLATION
The company’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Foreign currency translation on:
Property, plant and equipment, at fair value	13	$2,810	$(2,501)	$2,640
Goodwill	17	106	(94)	149
Borrowings	14	(830)	874	(713)
Deferred income tax liabilities and assets	12	(722)	445	(670)
Other assets and liabilities		106	(10)	(132)
		$1,470	$(1,286)	$1,274
12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2025	2024	2023
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(119)	$(100)	$(113)
Deferred taxes
Origination and reversal of temporary differences	163	(30)	46
Relating to change in tax rates / imposition of new tax laws	(31)	—	—
Decrease (increase) in tax assets not recognized	—	(37)	(6)
	132	(67)	40
Total income tax recovery	$13	$(167)	$(73)

F - 49

The major components of deferred income tax (expense) recovery for the years ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2025	2024	2023
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$12	$20	$(8)
Other	6	4	5
Revaluation surplus
Origination and reversal of temporary differences	(317)	(1,220)	115
Relating to changes in tax rates / imposition of new tax laws	169	—	—
	$(130)	$(1,196)	$112
The company’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2025	2024	2023
Statutory income tax recovery (expense)(1)	$691	$(176)	$(112)
Reduction (increase) resulting from:
Increase in tax assets not recognized	—	(37)	(6)
Portion of gains (losses) subject to different tax rates	1	(27)	23
Differences between statutory rate and future tax rate and tax rate changes	(31)	—	—
Non-controlling interest	5	13	87
Subsidiaries’ income taxed at different rates	(67)	19	27
Non-deductible remeasurement of exchangeable shares and dividends presented as interest (expense) recovery	(586)	39	(93)
Other	—	2	1
Effective income tax recovery (expense)	$13	$(167)	$(73)
(1)Statutory income tax recovery (expense) is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of the company’s subsidiaries using the domestic rate in each tax jurisdiction.
The company’s effective income tax rate was 0.6% for the year ended December 31, 2025 (2024: 27.8% and 2023: 19.2%). The effective tax rate is different than the statutory rate primarily due to non-deductible remeasurement of exchangeable shares and dividends presented as interest expense, rate differentials, changes in tax rates during the year and non-controlling interests income not subject to tax.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2025	2024	2023
Less than four years	$—	$—	$—
Thereafter	191	138	133

F - 50

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2023	$897	$(6,090)	$(5,193)
Recognized in net (loss) income	(58)	98	40
Recognized in equity	—	117	117
Business combinations and disposals	—	(11)	(11)
Foreign exchange	—	(670)	(670)
As at December 31, 2023	839	(6,556)	(5,717)
Recognized in net (loss) income	(106)	39	(67)
Recognized in equity	(2)	(1,213)	(1,215)
Business combinations and disposals(1)	—	117	117
Foreign exchange	(6)	451	445
As at December 31, 2024	725	(7,162)	(6,437)
Recognized in net (loss) income	(136)	268	132
Recognized in equity	—	(135)	(135)
Business combinations and disposals	—	2	2
Foreign exchange	—	(722)	(722)
As at December 31, 2025	$589	$(7,749)	$(7,160)
(1)Includes $28 million transferred to a subsidiary of the partnership. Refer to Note 28 - Related party transactions for more details.
Deferred income tax liabilities includes $6,331 million (2024: $6,256 million and 2023: $5,153 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $5,099 million (2024: $5,127 million and 2023: $5,216 million).
The deferred tax assets related to losses available for carry forward includes $132 million (2024: $19 million and 2023: nil) of tax benefits that have been recognized based on projections of future taxable profits. In addition, the company also considers tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

F - 51

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2023		$26,591	$7,172	$8,302	$197	$42,262
Additions, net		4	31	(53)	—	(18)
Transfer from construction work-in-progress		82	246	410	—	738
Transfer to assets held for sale		—	—	—	(9)	(9)
Disposals	4	(174)	(2,705)	(1,863)	(39)	(4,781)
Items recognized through OCI:
Change in fair value		2,846	(4)	(65)	101	2,878
Foreign exchange	11	(1,687)	(222)	(466)	(19)	(2,394)
Items recognized through net income:
Change in fair value		(51)	(9)	(12)	(31)	(103)
Depreciation		(507)	(369)	(370)	(16)	(1,262)
As at December 31, 2024		27,104	4,140	5,883	184	37,311
Additions, net(4)		15	2	63	23	103
Transfer from construction work-in-progress		115	334	179	3	631
Transfer to assets held for sale		(126)	(165)	(136)	(14)	(441)
Disposals	4	—	—	(1,153)	(23)	(1,176)
Items recognized through OCI:
Change in fair value		416	103	(415)	(116)	(12)
Foreign exchange	11	2,221	113	417	(8)	2,743
Items recognized through net income:
Change in fair value		(9)	(38)	(33)	—	(80)
Depreciation		(528)	(314)	(355)	(43)	(1,240)
As at December 31, 2025		$29,208	$4,175	$4,450	$6	$37,839
Construction work-in-progress, at fair value
As at December 31, 2023		$221	$803	$741	$11	$1,776
Additions, net		115	216	393	54	778
Transfer to property, plant and equipment		(82)	(246)	(410)	—	(738)
Disposals	3	(1)	(148)	(390)	(3)	(542)
Items recognized through OCI:
Change in fair value		—	(15)	165	68	218
Foreign exchange	11	(10)	(64)	(33)	—	(107)
As at December 31, 2024		243	546	466	130	1,385
Additions, net		145	261	541	220	1,167
Transfer to property, plant and equipment		(115)	(334)	(179)	(3)	(631)
Disposals(5)	4	—	—	(22)	(261)	(283)
Items recognized through OCI:
Change in fair value		—	54	40	84	178
Foreign exchange	11	7	15	45	—	67
Items recognized through net income:
Change in fair value		—	—	(23)	—	(23)
As at December 31, 2025		$280	$542	$868	$170	$1,860
Total property, plant and equipment, at fair value
As at December 31, 2024(2)(3)		$27,347	$4,686	$6,349	$314	$38,696
As at December 31, 2025(2)(3)		$29,488	$4,717	$5,318	$176	$39,699
(1)Includes battery storage (2024: biomass, cogeneration and battery).
(2)Includes right-of-use assets not subject to revaluation of $29 million (2024: $34 million) in our hydroelectric segment, $104 million (2024: $119 million) in our wind segment,$118 million (2024: $126 million) in our solar segment and $8 million (2024: nil) in other.
(3)Includes land not subject to revaluation of $204 million (2024: $200 million) in our hydroelectric segment, $12 million (2024: $12 million) in our wind segment, $40 million (2024: $44 million) in our solar segment, and nil (2024: $1 million) in other.
(4)Includes fair value changes to decommissioning assets of $6 million.
(5)Includes $258 million transferred to a subsidiary of the partnership. Refer to Note 28 - Related party transactions for more details.

F - 52

During the year ended December 31, 2025, the company, together with its institutional partners, completed the acquisition of the following investments. These transactions are accounted for as asset acquisitions as they do not constitute a business combination under IFRS 3.

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Corporation Economic Interest
U.S.	Utility-scale solar	300 MW	$66 million	20%
U.S.	Utility-scale solar & storage	725 MW	$47 million	39%
U.S.	Utility-scale solar	177 MW	$23 million	20%

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
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2025	2024	2025	2024	2025	2024	2025	2024
Discount rate(1)
Contracted	5.0% - 5.7%	5.1% - 5.8%	8.4%	8.5%	9.4%	9.6%	5.0%	4.9%
Uncontracted	6.0% - 6.8%	6.1% - 7.0%	9.6%	9.8%	10.6%	10.8%	5.0%	4.9%
Terminal capitalization rate(2)	4.7%	5.1%	7.1%	7.3%	N/A	N/A	N/A	N/A
Terminal year(3)	2046	2045	2045	2044	2053	2053	2036	2036
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States and Colombia.
(3)Terminal year refers to the weighted-average valuation date of the terminal value.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2025
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(790)	$(630)	$(80)	$(20)	$(1,520)
25 bps decrease in discount rates	870	520	80	20	1,490
5% increase in future long-term energy prices	580	720	110	—	1,410
5% decrease in future long-term energy prices	(580)	(720)	(110)	—	(1,410)
25 bps increase in terminal capitalization rate	(260)	(150)	—	—	(410)
25 bps decrease in terminal capitalization rate	290	170	—	—	460

	2024
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(890)	$(400)	$(80)	$(20)	$(1,390)
25 bps decrease in discount rates	980	550	80	20	1,630
5% increase in future long-term energy prices	890	560	90	—	1,540
5% decrease in future long-term energy prices	(890)	(560)	(90)	—	(1,540)
25 bps increase in terminal capitalization rate	(270)	(120)	—	—	(390)
25 bps decrease in terminal capitalization rate	300	130	—	—	430

F - 53

Terminal values are included in the valuation of hydroelectric assets in the United States and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2025, including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2024: 30 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2025:

	North America	Colombia	Brazil	Europe
1 - 5 years	83%	61%	86%	100%
6 - 10 years	60%	25%	71%	100%
11 - 20 years	49%	3%	33%	100%

2024
1 - 5 years	65%	66%	84%	100%
6 - 10 years	47%	32%	74%	100%
11 - 20 years	29%	4%	41%	100%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$87	COP	308,000	R$	301	€61
11 - 20 years	101		394,000	367		76

2024
1 - 10 years	$88	COP	310,000	R$	301	€53
11 - 20 years	127		398,000	393		66
(1)Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$92	COP	555,000	R$	374	N/A
11 - 20 years	111		763,000	469		N/A

2024
1 - 10 years	$88	COP	494,000	R$	306	N/A
11 - 20 years	116		684,000	431		N/A
(1)Assumes nominal prices based on weighted-average generation.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2029 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $73 million (2024: $97 million).

F - 54

Had the company’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2025	2024
Hydroelectric	$8,673	$8,125
Wind	3,294	3,494
Solar	4,472	5,122
Other(1)	120	100
	$16,559	$16,841
(1)Includes battery storage (2024: biomass, cogeneration, and battery storage)
14. BORROWINGS
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
The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.5	5	$9,310	$9,368	7.7	6	$7,599	$7,555
Wind	5.8	7	2,114	2,103	5.9	8	2,004	1,943
Utility-scale solar	5.9	9	3,926	3,891	6.1	11	3,514	3,484
Distributed energy & sustainable solutions	—	—	—	—	5.1	9	727	693
Total	6.9	6	$15,350	$15,362	6.9	8	$13,844	$13,675
Add: Unamortized premiums (discounts)(3)			9				6
Less: Unamortized financing fees(3)			(95)				(75)
Less: Current portion			(2,772)				(1,282)
			$12,492				$12,493
(1)Includes $1 million (2024: $1 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes nil (2024: $13 million) outstanding to an associate of Brookfield. Refer to Note 28 - Related party transactions for more details.
(3)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.

F - 55

Future repayments of the company’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2026	2027	2028	2029	2030	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$1,872	$540	$1,089	$1,045	$1,599	$3,165	$9,310
Wind	269	96	482	272	478	517	2,114
Utility-scale solar	631	221	535	362	540	1,637	3,926
	$2,772	$857	$2,106	$1,679	$2,617	$5,319	$15,350
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(75)	$(68)
Additional financing fees	(63)	(31)
Amortization of financing fees	26	22
Foreign exchange translation and other	17	2
Unamortized financing fees, end of year	$(95)	$(75)
The following table outlines the change in the unamortized discounts and premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Non-recourse borrowings
Unamortized premiums (discounts), beginning of year	$6	$(77)
Amortization of premiums (discounts) fees	1	3
Disposals(1)	—	92
Foreign exchange translation and other	2	(12)
Unamortized premiums (discounts), end of year	$9	$6
(1)Includes $90 million transferred in 2024 to a subsidiary of the partnership.

Supplemental Information
The following table outlines changes in the company's borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to Held for Sale	Other(2)(3)(4)	December 31
2025
Non-recourse borrowings	$13,775	1,397	—	(545)	(133)	770	$15,264
2024
Non-recourse borrowings	$16,072	493	—	(587)	—	(2,203)	$13,775
(1)Excludes $22 million (2024: $310 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes nil (2024: nil) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes $122 million (2024: $1,507 million) transferred to a subsidiary of the partnership. Refer to Note 28 - Related party transactions for more details.

F - 56

15. NON-CONTROLLING INTERESTS
The company’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2025	2024
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,305	$10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	333	259
	$9,638	$10,767

F - 57

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2024	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Disposal	Return of capital	Distributions	Change in Ownership(1)	Other	As at December 31, 2025
Brookfield Americas Infrastructure Fund	78%	$44	$(1)	$(17)	$2	$—	$—	$—	$—	$11	$39
Brookfield Infrastructure Fund II	43% - 60%	2,011	39	(400)	—	—	(10)	(336)	(131)	(2)	1,171
Brookfield Infrastructure Fund III	35% - 71%	2,986	(32)	(438)	—	—	(318)	(739)	(713)	(1)	745
Brookfield Infrastructure Fund IV	75%	842	(52)	87	—	—	—	—	—	(6)	871
Brookfield Infrastructure Fund V	N/A	—	—	—	—	—	—	—	—	—	—
Brookfield Infrastructure Income Fund	7%-25%	165	(5)	(123)	230	—	—	(8)	293	260	812
Isagen institutional partners	54%	3,447	99	906	576	—	—	(274)	(120)	(366)	4,268
Isagen public non-controlling interests	0.3%	22	—	2	—	—	—	—	—	—	24
The Catalyst Group	25%	125	14	64	—	—	—	(7)	—	—	196
TerraForm Power	19%	193	(32)	(47)	—	—	—	—	—	(1)	113
Other	1.3% - 80%	673	(29)	186	386	3	(2)	(40)	72	(183)	1,066
Total		$10,508	$1	$220	$1,194	$3	$(330)	$(1,404)	$(599)	$(288)	$9,305
(1)Includes $900 million of accumulated other comprehensive income and retained earnings transferred to the partnership’s equity related to the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. Refer to Note 28 - Related party transactions for more details.

(MILLIONS)	Interests held by third parties	As at December 31, 2023	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Acquisition	Disposal	Return of capital	Distributions	Other	As at December 31, 2024
Brookfield Americas Infrastructure Fund	78%	$75	$22	$(1)	$—	$—	$—	$(21)	$(31)	$—	$44
Brookfield Infrastructure Fund II	43% - 60%	2,462	(9)	(323)	—	—	—	(68)	(54)	3	2,011
Brookfield Infrastructure Fund III	23% - 71%	2,658	91	341	—	—	—	—	(82)	(22)	2,986
Brookfield Infrastructure Fund IV	75%	1,007	(42)	(159)	44	—	—	—	(8)	—	842
Brookfield Infrastructure Fund V	N/A	917	(2)	(40)	54	—	(940)	—	—	11	—
Brookfield Infrastructure Income Fund	7% - 25%	143	13	18	—	—	(5)	—	(4)	—	165
Isagen institutional partners	53%	2,704	100	801	—	—	—	—	(158)	—	3,447
Isagen public non-controlling interests	0.3%	17	1	5	—	—	—	—	(1)	—	22
The Catalyst Group	25%	122	12	(3)	—	—	—	—	(6)	—	125
TerraForm Power	19%	188	28	(11)	—	—	—	—	—	(12)	193
Other	0.3% - 80%	777	(21)	83	170	—	(324)	(44)	(35)	67	673
Total		$11,070	$193	$711	$268	$—	$(1,269)	$(133)	$(379)	$47	$10,508

F - 58

(MILLIONS)	Interests held by third parties	As at December 31, 2022	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Acquisition	Disposal	Return of capital	Distributions	Other	As at December 31, 2023
Brookfield Americas Infrastructure Fund	75% - 78%	$477	27	(43)	—	—	(388)	—	(25)	27	$75
Brookfield Infrastructure Fund II	43% - 60%	2,615	64	(96)	—	—	—	—	(123)	2	2,462
Brookfield Infrastructure Fund III	23% - 71%	3,061	65	210	—	—	(14)	—	(644)	(20)	2,658
Brookfield Infrastructure Fund IV	75%	707	(3)	205	102	—	—	—	(6)	2	1,007
Brookfield Infrastructure Fund V	N/A	—	291	—	410	—	—	(140)	—	356	917
Brookfield Infrastructure Income Fund	7% - 25%	233	5	4	—	—	(3)	—	(94)	(2)	143
Isagen institutional partners	53%	2,159	98	603	—	—	—	—	(156)	—	2,704
Isagen public non-controlling interests	0.3%	13	1	4	—	—	—	—	(1)	—	17
The Catalyst Group	25%	115	7	3	—	—	—	—	(3)	—	122
TerraForm Power	33%	832	9	(62)	—	—	(13)	—	(279)	(299)	188
Other	0.3% - 80%	468	(83)	(1)	77	343	—	—	(22)	(5)	777
Total		$10,680	$481	$827	$589	$343	$(418)	$(140)	$(1,353)	$61	$11,070

F - 59

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to the company: the remainder is held by the partnership.

			For the year ended December 31, 2025				For the year ended December 31, 2024				For the year ended December 31, 2023
(MILLIONS)	Interests held by third parties	Place of business	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests
Brookfield Americas Infrastructure Fund(1)	78%	North America	$—	$—	$—	$—	$4	$33	$36	$22	$51	$31	$(15)	$27
Brookfield Infrastructure Fund II(1)	58% - 60%	United States, Brazil	168	54	(13)	32	197	(21)	(135)	(11)	187	45	108	27
Brookfield Infrastructure Fund III(2)	71%	United States, Brazil, Europe	79	3	(489)	2	75	(6)	11	(4)	65	18	36	13
Brookfield Infrastructure Fund IV	75%	Brazil	208	(67)	46	(52)	181	(56)	(267)	(42)	128	(4)	269	(3)
Brookfield Infrastructure Fund V	N/A	United States	—	—	—	—	53	8	(43)	(2)	45	411	411	291
U.S. Hydroelectric Portfolio(3)	50% - 84%	United States	118	15	(940)	5	124	2	(488)	2	158	77	(181)	37
Isagen(4)	63%	Colombia	1,293	186	1,858	133	1,489	191	1,712	148	1,285	186	1,331	144
The Catalyst Group	25%	United States	138	56	318	14	129	49	37	12	102	27	40	7
TerraForm Power(5)	61%	North America, South America, Europe	985	(181)	(388)	(119)	1,199	131	48	73	1,213	(27)	(93)	(34)
Other	6.8% - 30%	North America, South America	38	(16)	(123)	(14)	79	(11)	123	(5)	59	(59)	(210)	(28)
Total			$3,027	$50	$269	$1	$3,530	$320	$1,034	$193	$3,293	$705	$1,696	$481
(1)Excludes information relating to a 448 MW hydroelectric portfolio in the United States which is presented separately.
(2)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(3)The total third party ownership interest in the portfolio as of December 31, 2025 was 49.9% - 83.5% and comprised of Brookfield Americas Infrastructure Fund: up to 58.5% Brookfield Infrastructure Fund II: up to 49.9% and other non-controlling interest: up to 25%.
(4)The total third parties’ ownership interest in Isagen as of December 31, 2025 was 62.7% and comprised of Brookfield Global Infrastructure Income Fund: 6.8%, Isagen institutional partners: 55.6% and other non-controlling interests: 0.3%.
(5)The total third parties’ ownership interest in TerraForm Power as of December 31, 2025 was 77.4% and comprised of Brookfield Global Infrastructure Income Fund: 6.8% with the remainder is held by the partnership.

F - 60

			As at December 31, 2025:					As at December 31, 2024:
(MILLIONS)	Interests held by third parties	Place of business	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests
Brookfield Americas Infrastructure Fund(1)	78%	North America	$—	$—	$—	$—	$—	$—	$68	$—	$—	$51
Brookfield Infrastructure Fund II(1)	58% - 60%	United States, Brazil	2,154	2,238	1,024	1,167	641	2,218	2,306	585	656	995
Brookfield Infrastructure Fund III(2)	71%	United States, Brazil, Europe	1,615	1,629	806	882	534	2,073	2,088	461	474	1,152
Brookfield Infrastructure Fund IV	75%	Brazil	2,157	2,401	1,048	1,234	873	1,948	2,248	966	1,128	843
Brookfield Infrastructure Fund V	N/A	United States	—	—	—	—	—	—	—	—	—	—
U.S. Hydroelectric Portfolio(3)	50% - 84%	United States	1,701	2,173	750	865	805	2,790	2,865	733	821	1,009
Isagen(4)	63%	Colombia	15,219	16,764	3,596	8,912	4,926	12,431	13,958	3,251	7,443	5,041
The Catalyst Group	25%	United States	1,238	1,248	353	360	196	996	1,007	394	406	125
TerraForm Power(5)	61%	North America, South America, Europe	6,315	7,085	4,416	6,040	815	7,933	8,731	5,006	7,281	1,056
Other	6.8% - 30%	North America, South America	951	1,586	383	779	515	473	685	74	334	236
Total			$31,350	$35,124	$12,376	$20,239	$9,305	$30,862	$33,956	$11,470	$18,543	$10,508
(1)Excludes information relating to a 448 MW hydroelectric portfolio in the United States which is presented separately.
(2)Excludes information relating to Isagen and TerraForm Power which is presented separately.
(3)The total third party ownership interest in the portfolio as of December 31, 2025 was 49.9% - 83.5% and comprised of Brookfield Americas Infrastructure Fund: up to 58.5% Brookfield Infrastructure Fund II: up to 49.9% and other non-controlling interest: up to 25%.
(4)The total third parties’ ownership interest in Isagen as of December 31, 2025 was 62.7% and comprised of Brookfield Global Infrastructure Income Fund: 6.8%, Isagen institutional partners: 55.6% and other non-controlling interests: 0.3%.
(5)The total third parties’ ownership interest in TerraForm Power as of December 31, 2025 was 77.4% and comprised of Brookfield Global Infrastructure Income Fund: 6.8% with the remainder is held by the partnership.

F - 61

The following table summarizes certain financial information regarding Participating non-controlling interests – in a holding subsidiary held by the partnership:

(MILLIONS)	2025	2024	2023
For the year ended December 31:
Revenue	$1,678	$1,838	$1,627
Net income	86	151	217
Comprehensive income	1,653	1,368	1,407
Net income allocated to participating non-controlling interests – in a holding subsidiary held by the partnership	—	4	8
As at December 31:
Property, plant and equipment, at fair value	$18,772	$15,580
Total assets	20,876	17,674
Total borrowings	5,279	4,537
Total liabilities	11,639	9,077
Carrying value of participating non-controlling interests – in a holding subsidiary held by the partnership	333	259
16. BEPC EXCHANGEABLE SHARES, BRHC EXCHANGEABLE SHARES, CLASS A.2 EXCHANGEABLE SHARES, BRHC CLASS B SHARES AND BRHC CLASS C SHARES
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
As a result of the Arrangement being completed, holders of the BRHC exchangeable shares, other than Brookfield, received BEPC exchangeable shares in exchange for their BRHC exchangeable shares on a one-for-one basis and Brookfield transferred their BRHC exchangeable shares in exchange for class A.2 shares on a one-for-one basis.
The BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC. The BEPC exchangeable shares are classified as liabilities due to their exchangeable and cash redemption features and were recognized on the date of the arrangement at their fair value of $23.09 per share. Subsequent to initial recognition, the BEPC exchangeable shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2025, the BEPC exchangeable shares were remeasured to $26.97 per share to reflect the NYSE closing price of a BEP unit.
The class A.2 exchangeable shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or BEP units on a one-for-one basis. BEPC, however, has the right, at its sole discretion, to satisfy any such redemption request at its cash equivalent. The class A.2 exchangeable shares are classified as liabilities due to their exchangeable and cash redemption features and were recognized on the date of the arrangement at their fair value of $28.48 per share up to the ownership cap and $23.09 for the remaining shares. These contractual cash flows are based on the price of one BEPC unit up to the ownership cap and one BEP unit for the remaining shares. As at December 31, 2025, the class A.2 exchangeable shares up to the ownership cap were remeasured to $38.34 per share and the remaining shares were remeasured to $26.97 per share to reflect the NYSE closing price of a BEPC share and a BEP unit respectively.

F - 62

Prior to the Arrangement, class C shares were classified as financial liabilities due to their cash redemption feature, however they met certain qualifying criteria and were presented as equity instruments given the narrow scope presentations existing in IAS 32. Following the Arrangement and upon consolidation of BRHC into the company, the class C shares are presented as financial liabilities and were recognized on the date of the arrangement at their fair value of $23.09 per share. Subsequent to initial recognition, the class C shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at December 31, 2025, the class C shares were remeasured to $26.97 per share to reflect the NYSE closing price of a BEP unit.
During the year ended December 31, 2025, our shareholders exchanged 36,058 BEPC exchangeable shares for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2024: 10,675 shares resulting in a decrease of less than $1 million. 2023: 8,465 shares resulting in a decrease of less than $1 million). The company declared and paid dividends of $269 million and $270 million, respectively (2024: $256 million and $256 million, respectively. 2023: $241 million and $241 million, respectively.) on its BEPC exchangeable shares outstanding during the year ended December 31, 2025. The company declared and paid dividends of $282 million and $282 million, respectively (2024: $293 million and $293 million and 2023: nil and nil) on its BRHC class C shares outstanding during the year ended December 31, 2025. Dividends on BEPC exchangeable shares and BRHC class C shares are presented as interest expense in the consolidated statements of income (loss).

F - 63

The following table provides a continuity schedule of outstanding BEPC exchangeable shares, class A.2 exchangeable shares, BRHC class B shares and BRHC class C shares along with the corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (units)	Class A.2 exchangeable shares outstanding (units)	BRHC class B shares outstanding (units)	BRHC class C shares outstanding (units)	Shares classified as financial liability ($ millions)
Balance, as at December 31, 2023	179,651,526	—	165	$—	$4,721
Share exchanges	(10,675)	—	—	—	—
Arrangement	(34,719,683)	34,719,683	(55)	194,460,874	4,572
Remeasurement of liability	—	—	—	—	(693)
Balance, as at December 31, 2024	144,921,168	34,719,683	110	194,460,874	8,600
Share exchanges	(36,058)	—	—	—	—
Remeasurement of liability	—	—	—	—	1,661
Balance, as at December 31, 2025	144,885,110	34,719,683	110	194,460,874	$10,261
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
As at December 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining BEPC exchangeable shares are held by public investors.
In December 2025, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the year ended December 31, 2025.

F - 64

17. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2023		$854
Disposals	4	(63)
Foreign exchange and other		(99)
Balance, as at December 31, 2024		692
Foreign exchange and other		117
Balance, as at December 31, 2025		$809
As at December 31, 2025, $716 million (2024: $610 million) of goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, the company removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As at December 31, 2025, the company performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill of $93 million (2024: $82 million) is not significant to the total balance, and was allocated to the related utility-scale solar assets in Spain.
18. CAPITAL MANAGEMENT
The company’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions. The company’s capital is monitored through the debt-to-total capitalization ratio on a consolidated basis. As at December 31, 2025 this ratio was 37% (2024: 34%).
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
The company’s strategy is to maintain the measures set out in the following schedule as at December 31:

(MILLIONS)	2025	2024
Non-recourse borrowings(1)	$15,350	$13,844

Deferred income tax liabilities, net(2)	7,160	6,437
Interests held in BRHC by Brookfield renewable	5,245	4,432
BEPC exchangeable and class A.2 exchangeable shares	5,016	4,168
Equity
Participating non-controlling interest – in operating subsidiaries	9,305	10,508
Participating non-controlling interest – in a holding subsidiary held by Brookfield Renewable	333	259
The partnership	(406)	1,341
Total capitalization	$42,003	$40,989
Debt-to-total capitalization	37%	34%
(1)Excludes $86 million (2024: $69 million) of deferred financing fees, net of unamortized premiums.
(2)Deferred income tax liabilities less deferred income tax assets.

F - 65

19. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments:

(MILLIONS)	2025	2024
Balance, beginning of year	$753	$644
Investment(1)	223	110
Disposal(2)	—	(25)
Share of net loss	(8)	(24)
Share of other comprehensive income	46	134
Dividends received	(7)	(74)
Foreign exchange translation and other	7	(12)
Balance, end of year	$1,014	$753
(1)Includes Isagen S.A. E.S.P.’s investment in a utility-scale solar asset. Refer to Note 3 - Acquisitions for more details.
(2)Includes $25 million transferred to a subsidiary of the partnership in 2024.

20. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2025	2024
Cash	$376	$285
Short-term deposit	261	107
Cash subject to restriction	45	232
	$682	$624
21. RESTRICTED CASH
The company’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2025	2024
Operations		29	$42
Credit obligations		51	37
Development projects		1	6
Total		81	85
Less: non-current	23	(60)	(46)
Current		$21	$39
22. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2025	2024
Trade receivables	$532	$462
Collateral deposits(1)	150	196
Other short-term receivables	94	65
Income tax receivables	68	37
Short term deposits and advances	60	88
Prepaids and other	56	50
Inventory	32	35
	$992	$933
(1)    Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation as part of the company’s risk management strategy.

F - 66

As at December 31, 2025, 89% (2024: 86%) of trade receivables were current. The company does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2025 and 2024 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
23. OTHER LONG-TERM ASSETS
The company’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2025	2024
Restricted cash	21	$60	$46
Long-term receivables		80	65
Other		48	23
		$188	$134
At December 31, 2025 and 2024, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
24. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2025	2024
Operating accrued liabilities	$188	$218
Accounts payable	338	172
Interest payable on non-recourse borrowings	113	89
Current portion of lease liabilities	29	25
BEPC exchangeable shares and Class A.2 exchangeable shares distributions payable(1)	17	17
Income tax payable	23	9
Other	69	41
	$777	$571
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
25. PROVISIONS
The following table presents the change in the decommissioning liabilities for the company:

(MILLIONS)	2025	2024
Balance, beginning of the year	$389	$726
Disposals(1)	(111)	(278)
Accretion	20	20
Changes in estimates(2)	(6)	(88)
Foreign exchange and other	25	9
Balance, end of the year	$317	$389
(1)Includes $239 million transferred to a subsidiary of the partnership in 2024.
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

F - 67

For details on other legal provisions, please refer to Note 27 – Commitments, contingencies and guarantees.
26. OTHER LONG-TERM LIABILITIES
The company’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2025	2024
Lease liabilities	$271	$293
Pension obligations	52	46
Other	120	77
	$443	$416
27. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2025, the company had $863 million (2024: $262 million) of capital expenditure commitments outstanding, of which $406 million is payable in 2026, $436 million in 2027 to 2030, and $21 million thereafter.
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
Letters of credit issued by the company's subsidiaries as at December 31, 2025 were $1,672 million (2024: $1,002 million).
Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and

F - 68

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

F - 69

The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
On December 31, 2025, BRHC undertook a reorganization pursuant to which a new corporation, 1566030 B.C. Ltd. (“New BRHC”) was formed, and all existing shares of BRHC were contributed to New BRHC in exchange for shares of New BRHC. The reorganized structure operates substantially the same as the previous structure. New BRHC became a party to all agreements to which BRHC was a party, including the Master Services Agreement. New BRHC subsequently changed its name to Brookfield Renewable Holdings Corporation. Unless otherwise indicated, all references to BRHC refer to New BRHC.
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
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) (the "Base Management Fee"). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC's proportionate share of the Base Management Fee. There has been no change in how the base management fee and incentive distribution fees are calculated as a result of the Arrangement. BEPC's proportionate share of the Base Management Fee will be calculated on the basis of the value of BEPC's business relative to that of the partnership. The Base Management Fee for the year ended December 31, 2025 was $110 million (2024: $106 million and 2023: $88 million).
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

F - 70

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
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to the company. Under this Agreement, the company paid an annual energy marketing fee commensurate to the services received. See Note 9 - Direct operating costs. On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to the partnership.
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
Brookfield Renewable from time to time may enter into other power purchase agreements with Brookfield and its subsidiaries to deliver electricity, attributes related to generation and other related services. These agreements are

F - 71

typically entered into on commercial terms. During the year ended December 31, 2025 Brookfield Renewable recognized $31 million (2024: $68 million) in related party revenue and less than nil in financial instrument gains (2024: less than $1 million) related to these contracts. As at December 31, 2025 Brookfield Renewable had a financial instrument balance of nil (2024: less than $1 million) for such contracts classified under IFRS 9.
Credit facilities and funds on deposit
Brookfield has provided a $400 million unsecured revolving credit facility maturing in December 2030 and the draws bear interest at SOFR plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at December 31, 2025 (December 31, 2024: nil). There was no interest expense on the Brookfield revolving credit facility and deposit reflected for the year ended December 31, 2025, 2024, and 2023.
From time to time Brookfield Renewable may enter into short-term arrangements with consolidated subsidiaries of the company that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the company may request repayment upon three business days' written notice. As at December 31, 2025, there were $376 million (2024: $125 million) of funds placed on deposit with Brookfield Renewable, which carry an interest rate of 3.39% to 4.03%. Funds placed on deposit are reflected within due from related parties on the consolidated statements of financial position. Interest income earned on the deposits placed with Brookfield Renewable for year ended December 31, 2025 less than $1 million.
The company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
Brookfield Wealth Solutions
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized non-recourse borrowings in the statement of financial position. As at December 31, 2025, the company, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: nil of non-recourse borrowings (2024: $13 million); and $458 million (2024: $58 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.
Other
From time to time as part of normal course tax efficiency initiatives of our group, the company may invest in a subsidiary of the partnership or extend intercompany loans which are generally unsecured, bear interest at market rates, and are repayable on demand or under agreed terms to a subsidiary of the partnership to optimize the use of tax attributes, including net operating losses within the group. During the second quarter of 2025, Brookfield Renewable executed a $945 million intercompany loan with the company, which carries an interest rate of 7.5%, and is classified as Due from related parties and Due to related parties on the consolidated statements of financial position. The interest expense for the year ended December 31, 2025 totaled approximately $45 million.

F - 72

During the third quarter of 2025, the company transferred its interest in a portfolio of 220 MW under construction storage assets in the U.S. to a subsidiary of the partnership for proceeds of approximately $114 million. As a result of the transfer, the company derecognized $258 million of total assets and $134 million of total liabilities. The transaction was accounted for as a common control transaction with the difference between consideration received and the assets and liabilities given up recorded directly to equity and presented as a Disposal in the consolidated statements of changes in equity.
During the fourth quarter of 2025, the company, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to the company), to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party.
During the fourth quarter of 2025, the company, together with its institutional partners, completed the sale of a 700 MW portfolio of operating distributed generation assets in the U.S for proceeds, net of transaction costs, of approximately $546 million ($215 million net to the company). 47% was sold to a third party and the remaining 53% was sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party.
During the fourth quarter of 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion, of which the company’s share was $900 million, from a private fund managed by BAM, at a value equivalent to the purchase price agreed to with an unaffiliated third party. Brookfield Renewable increased its ownership in the business to approximately 37.3%, of which the company’s share is 34%, and will continue to consolidate this business. In connection with the closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.
Subsequent to year end, the company, together with its institutional partners, agreed to the sale of a 132 MW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $89 million ($57 million net to the company), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.

F - 73

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2025	2024	2023
Revenues
Power purchase and revenue agreements	$31	$68	$10

Other income
Interest income	$88	$42	$29
Distribution income	—	3	7
	$88	$45	$36

Direct operating costs
Energy purchases	$(31)	$(27)	$(19)
Energy marketing fee & other services	(25)	(2)	(2)
	$(56)	$(29)	$(21)

Interest expense
Borrowings and distributions(1)	$(469)	$(462)	$(140)

Other
Other related party services (expense) income	$(8)	$(5)	$3
Financial instrument gain	—	2	9
	$(8)	$(3)	$12

Management service costs	$(110)	$(106)	$(88)
(1)Includes distributions on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares of $15 million, $52 million and $282 million, respectively. (2024: $14 million, $49 million and $293 million, respectively. 2023: $60 million, nil and nil, respectively).

F - 74

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2025	2024
Current assets
Due from related parties
Amounts due from	Brookfield	$16	$30
	The partnership	1,590	1,363
	Equity-accounted investments and other	19	11
		$1,625	$1,404

Non-current assets
Due from related parties
Amounts due from	The partnership	$—	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$67	$34
	The partnership	903	480
	Brookfield Wealth Solutions and associates	24	24
	Equity-accounted investments and other	17	6
		$1,011	$544

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$9	$53
	The partnership	42	452
	Brookfield Wealth Solutions and associates	434	34
	Equity-accounted investments and other	—	2
		$485	$541

Non-recourse borrowings	Brookfield Wealth Solution and associates	$—	$13
Current assets
Amounts due from Brookfield and the partnership are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield and the partnership are unsecured, payable on demand and relate to recurring transactions.

F - 75

29. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2025	2024	2023
Trade receivables and other current assets	$(34)	$(138)	$535
Accounts payable and accrued liabilities	29	18	(51)
Other assets and liabilities	(89)	(144)	(79)
	$(94)	$(264)	$405

30. SUBSEQUENT EVENTS
Subsequent to year-end, the company together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to the company). The company continues to consolidate the business.
Subsequent to year-end, the company established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million BEPC exchangeable shares directly from treasury. To date, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million.
Subsequent to year end, the company, together with its institutional partners, agreed to the sale of a 132 MW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $89 million ($57 million net to the company). The closing of this transaction is subject to customary closing conditions.

F - 76